Form 20-F
period 2018-12-31
Niu Technologies
filed 2019-04-25
CIK 1744781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38696

Niu Technologies
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 10 Wangjing Street, Building A, 11/F, Chaoyang District, Beijing 100102 People’s Republic of China
(Address of principal executive offices)

Hardy Peng Zhang, Chief Financial Officer Telephone: +86 10-6432-1899 Email: ir@niu.com No. 10 Wangjing Street, Building A, 11/F, Chaoyang District, Beijing 100102 People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.0001 per share) Class A ordinary shares, par value US$0.0001 per share*	The Nasdaq Stock Market LLC (The Nasdaq Global Market) The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*                                           Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☐ No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐ No   ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒ No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes   ☐ No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐ No   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes   ☐ No   ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                  “ADRs” are to the American depositary receipts that evidence the ADSs;

•                  “ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•                  “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•                  “NIU,” “we,” “us,” “our company” and “our” are to Niu Technologies, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity;

•                  “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•                  “our VIE” are to Beijing Niudian Technology Co., Ltd., or Beijing Niudian;

•                  “our WFOE” are to Beijing Niudian Information Technology Co., Ltd., or Niudian Information;

•                  “RMB” and “Renminbi” are to the legal currency of China; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate on as of the end of December 2018 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•                  our mission, goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected growth of electric two-wheeled vehicle industry;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding our relationships with our users/customers, suppliers, strategic partners and other stakeholders;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3 Key Information— D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.                                    Selected Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheets data as of December 31, 2017 and 2018 and selected consolidated statements of cash flow data for the years ended December 31, 2016 , 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2016 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Net revenues	354,810	769,368	1,477,781	214,934
Cost of revenues(1)	(367,587)	(714,670)	(1,279,156)	(186,045)
Gross (loss)/profit	(12,777)	54,698	198,625	28,889
Operating expenses
Selling and marketing expenses(1)	(89,754)	(83,065)	(150,151)	(21,839)
Research and development expenses(1)	(33,090)	(39,493)	(91,812)	(13,353)
General and administrative expenses(1)	(90,839)	(76,412)	(274,110)	(39,868)
Total operating expenses	(213,683)	(198,970)	(516,073)	(75,060)
Operating loss	(226,460)	(144,272)	(317,448)	(46,171)
Change in fair value of a convertible loan	—	(43,006)	(34,500)	(5,018)
Interest expenses	(2,320)	(3,154)	(7,722)	(1,123)
Interest income	661	1,007	2,999	436
Investment income	370	2,316	4,602	669
Foreign currency exchange (losses)/gain	(6,280)	1,613	1,646	239
Government grants	1,308	833	1,396	204
Loss before income taxes	(232,721)	(184,663)	(349,027)	(50,764)
Income tax expense	—	—	—	—
Net loss	(232,721)	(184,663)	(349,027)	(50,764)
Net loss per ordinary share
—Basic and diluted	(22.35)	(7.02)	(5.30)	(0.77)
Weighted average number of shares outstanding used in computing net loss per ordinary share
—Basic and diluted	10,414,325	26,295,181	65,834,876	65,834,876

(1)         Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	220	253	247	36
Selling and marketing expenses	1,378	1,611	2,125	309
Research and development expenses	13,530	13,879	52,864	7,689
General and administrative expenses	63,177	46,784	210,639	30,636
Total	78,305	62,527	265,875	38,670

The following table presents our selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash	91,121	111,996	569,060	82,766
Restricted cash (current and non-current)	110,992	169,889	179,263	26,073
Accounts receivable, net	20,598	10,382	54,425	7,916
Inventories	66,782	88,226	142,382	20,709
Total assets	388,535	503,632	1,185,252	172,388
Short-term bank borrowings	99,531	168,234	179,978	26,177
Convertible loan	116,729	151,558	—	—
Accounts payable	71,818	124,938	249,666	36,312
Total liabilities	349,223	591,023	614,845	89,425
Total mezzanine equity	252,506	237,845	—	—
Total shareholders’ (deficit)/equity	(213,194)	(325,236)	570,407	82,962

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash (used in)/provided by operating activities	(123,054)	80,063	7,779	1,131
Net cash used in investing activities	(59,950)	(55,929)	(103,590)	(15,066)
Net cash provided by financing activities	225,012	2,415	555,383	80,778
Effect of foreign currency exchange rate changes on cash	2,062	(5,674)	(2,508)	(366)
Net increase in cash	44,070	20,875	457,064	66,477
Cash at the beginning of the year	47,051	91,121	111,996	16,289
Cash at the end of the year	91,121	111,996	569,060	82,766

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Relating to Our Business

Our success depends upon the continued strength of our brand. If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected.

We believe that our brand has significantly contributed to the success of our business and that maintaining and enhancing the brand is critical to retaining and expanding our customer base. Our marketing, design, research and products are aimed at reinforcing consumer perceptions of our “NIU” brand as a premium smart e-scooter brand. Therefore, failure to protect our brand or to grow the value of the “NIU” brand may have a material adverse effect on our business and results of operations, including losing our customers.

We focus on promoting awareness of our “NIU” brand generally and in particular as a premium brand for high-quality smart e-scooters globally. We seek to maintain and strengthen our brand image through marketing initiatives, including advertising, consumer promotions and trade promotions. Maintaining and strengthening our brand image depends on our ability to adapt to a rapidly changing media environment and preferences of customers to receiving information, including our increasing reliance on social media and online dissemination of advertising campaigns. If we do not continue to improve, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Additionally, promoting and positioning our brand will likely depend significantly on our ability to provide high-quality products and services and engage with our customers as intended. If we are unsuccessful in doing so, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our success is dependent on the continued popularity of our existing products and services and our continued innovation and successful launches of new products and services, and we may not be able to anticipate or make timely responses to changes in the preferences of consumers.

The success of our operations depends on our ability to introduce new or enhanced smart e-scooters, and other new products. Consumer preferences differ across and within each of the regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. There can be no assurance that our existing smart e-scooter models will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability. In addition, demand for many of our products, including accessories, are closely linked to customers’ purchasing power and disposable income levels, which may be adversely affected by unfavorable economic developments in the countries in which we operate.

We devote significant resources to smart e-scooter development. However, we may not be successful in developing innovative new smart e-scooters, and our new products may not be commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and manufacture new or improved smart e-scooters in these changing markets, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new smart e-scooters and products. We may expend substantial resources developing and marketing new products that may not achieve expected sales levels.

Additionally, our competitive advantage also depends on the smart features and data services we provide to our users. Our smart e-scooters are connected to our NIU app. By using smart e-scooters’ built-in GPS, on-board computer, algorithms and cloud technology, our NIU app enables riders to seamlessly receive real-time data including, among others, anti-theft alerts, daily riding habits and power supply, real-time diagnostics and maintenance and service station directory. We cannot assure you that we will be able to continue to innovate and develop new smart features and data services, which may jeopardize customer experience and affect both our sales of scooters and provision of related services.

We rely heavily on city partners and franchised stores for sales and distribution of our smart e-scooters and our success depends on our offline distribution network.

We have established a distinct omnichannel retail network to sell our products and services to our customers. In China, our offline retail channels consist of city partners and franchised stores, whereas in European and other countries, we rely on overseas distributors. Our unique “city partner” system plays an important role in our offline sales strategy. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. As of December 31, 2018, we had 233 city partners and 760 franchised stores in China. Our offline distribution network plays a crucial role in our omnichannel retail system. We rely on these city partners and franchised stores in China to directly interact with and serve our users, but the interest of city partners and franchised stores may not be entirely aligned with ours or with that of other city partners and franchised stores. As of December 31, 2018, one distributor accounted for greater than 10% of our net accounts receivable. There can be no assurance that we will be able to maintain our existing relationships with city partners and franchised stores. Additionally, our existing city partners and franchised stores may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new city partners and franchised stores in these regions on favorable terms or at all.

Furthermore, we manage our franchised stores in a real-time and interactive manner. We closely monitor their sales performance, service levels and activities within the franchised stores through the store level management system that was implemented by us in early 2018. However, we cannot assure you that we will be successful in managing our city partners and franchised stores and detecting inconsistencies with our brand image or values or noncompliance with the provisions of our distribution agreements by them. Any noncompliance by our city partners or franchised stores could, among other things, negatively affect our brand reputation, demands for our smart e-scooters and our relationships with other city partners and franchised stores. Any of these could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We rely substantially on external suppliers for certain components and raw materials used in our smart e-scooters.

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of smart e-scooters, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one-year procurement agreements with our external suppliers. We expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We had one supplier accounting for greater than 10% of our total purchases in both 2017 and 2018, and another two different suppliers accounting for greater than 10% of our total purchases in 2017 and 2018, respectively. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our smart e-scooters on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

The supply chain also exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other scooter manufacturers, some of the components used in our smart e-scooters are purchased by us from a single source. To date, we have not found qualified and cost-efficient alternative sources for most of the single sourced components used in our smart e-scooters and we generally do not maintain long-term agreements with our single source suppliers. We have integrated the suppliers’ technologies within our products such that having to change to an alternative supplier may cause significant disruption to our operations. In the event that the supply of key components is interrupted for whatever reason or there are significant increases in the prices of these key components, our business, financial condition, results of operations and prospects may be materially and adversely affected. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control or that we do not presently anticipate could also affect our suppliers’ ability to deliver components to us on a timely basis.

We incur significant costs related to procuring components and raw materials required to manufacture and assemble our smart e-scooters. The prices for the components and raw materials fluctuate depending on factors beyond our control including market conditions and demand for these components and materials. Substantial increases in the prices for the components or raw materials we use in producing our smart e-scooters would increase our costs and reduce our margins. For example, in the fourth quarter of 2017, we had a lower gross profit margin as a result of the increase in cost of products caused by increased prices in raw materials. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

We have incurred and in the future may continue to incur, net losses.

We have incurred net losses in the past. In 2016, 2017 and 2018, we had a net loss of RMB232.7 million, RMB184.7 million and RMB349.0 million (US$50.8 million), respectively. We had net cash provided by operating activities of RMB7.8 million (US$1.1 million) in 2018 and RMB80.1 million in 2017, as compared to net cash used in operating activities of RMB123.1 million in 2016. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to increase sales of our products and services, maintain or enhance prices, increase cost efficiency and manage operating expenses. We intend to continue to increase our sales of products, improve gross margin, manage and further reduce our operating expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal, and we may continue to experience losses in the future.

Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

Our products and services can contain design and manufacturing defects. Sophisticated cloud electric central unit and software, such as those developed by us, often contain “bugs” that can unexpectedly interfere with the software’s intended operation. Defects may also occur in components and products that we purchase from third-party suppliers. There can be no assurance we will be able to detect and fix all defects in the hardware, software and services we offer. Failure to do so could result in lost in revenue, significant warranty and other expenses and harm to our reputation.

Additionally, we source and purchase key components or accessories in our operations and production of smart e-scooters from third-party suppliers, such as batteries, motors, tires, battery chargers, helmets and controllers. We cannot assure that the quality and functions of these key components or accessories supplied by third-party suppliers will be consistent with and maintained at our high standard. Any defects or quality issues in these key components or accessories or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our smart e-scooters and hence compromise our brand image and results of operations.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

Our smart e-scooters may not perform consistently with customers’ expectations or with other scooters currently available on the market. Any product defects or any other failure of our smart e-scooter to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our e-scooters, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

We may face intense competition in the electric two-wheeled vehicles industry.

We operate in the electric two-wheeled vehicles industry and face competition. We expect additional competitors to enter this market. Our future competitors may enjoy competitive advantages, such as (i) greater capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, (ii) more established relationships with a larger number of suppliers, contract manufacturers and channel partners, (iii) access to larger and broader user bases, (iv) greater brand recognition, (v) greater financial, research and development, marketing, distribution and other resources, (vi) more resources to make investments and acquisitions and (vii) larger intellectual property portfolios. We may face potential competition from both domestic players and established international electric scooter manufacturers.

Moreover, although we have developed our data analytics to our customers as a value-added service, some of the mass-market electric scooter manufactures have been adopting lithium-ion battery and app connectivity technologies to enter the electric two-wheeled vehicles market, which further intensifies direct competition. We believe our exclusive focus on smart electric scooters and the benefits we receive by manufacturing in China are the basis on which we can compete in the electric two-wheeled vehicles market in spite of the challenges posed by market competition. We believe that we are strategically positioned in the electric two-wheeled vehicles market, given the quality, performance and unique design of our products. Nonetheless, increasing competition may lead to lower unit sales and the subsequent increase in inventory may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurance that we will be able to compete successfully in our markets. If our competitors introduce new products or services that compete with or surpass the quality, price or performance of our products or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment.

Our marketing strategy of appealing to and growing sales to a more diversified group of users may not continue to be successful.

We have been successful in marketing our smart e-scooters in large part by promoting the NIU brand experience and lifestyle. Our marketing, design, research and products are aimed to reinforcing customer perceptions of our NIU brand as a premium smart e-scooter brand. We aim to provide users with a good user experience, including by providing our users with access to a full suite of services conveniently through our NIU app and services stores. In addition, we seek to engage with our users on an ongoing basis using online and offline channels, such as NIU community and clubs. We cannot assure you that our services, including NIU Care and NIU Cover, or our efforts to engage with our users using both our online and offline channels, will be successful, which could impact our revenues as well as our customer satisfaction and marketing.

To sustain and grow the business over the long term, we must continue to be successful in selling products and promoting the NIU brand experience and lifestyle to a broader and more diverse set of users. We must also execute its diversification strategy without adversely impacting the strength of the brand with core users. Failure to successfully drive demand for our smart e-scooters may have a material adverse effect on our business and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyright laws, trademarks, intellectual property licenses, contractual rights and any other agreements to establish and protect our proprietary rights in our technology. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. See “Item 4. Information On the Company—B. Business Overview —Intellectual Property.” Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Contractual rights may be breached by counterparties, and there may not be adequate remedies available to us for any such breach.

The measures we take to protect our intellectual property rights may not be sufficient or adequate to prevent infringement on or misuse of our intellectual property. Any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Preventing unauthorized uses of intellectual property rights could be difficult, costly and time-consuming, particularly in China. Litigation may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management’s attention from other business concerns. We may not prevail in litigation to enforce our intellectual property rights against unauthorized use. Furthermore, the practice of intellectual property rights enforcement by the PRC regulatory authorities is subject to significant uncertainty. We may have to resort to litigation to protect our intellectual property rights. Failure to adequately protect our intellectual property could harm our brand name and materially affect our business and results of operations.

We may need to defend ourselves against patent, trademark or other proprietary rights infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our smart e-scooters, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights.

Additionally, we may fail to own or apply for key trademarks in a timely fashion, or at all, which may damage our reputation and brand. Additionally, we receive from time to time letters alleging infringement of patents, trademarks or other intellectual property rights by us.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively.

As of December 31, 2018, we owned 181 patents, 120 registered trademarks and 9 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 120 registered trademarks, 31 are registered in the PRC and 89 in other countries and regions. As of the same date, we had 182 applications for patents and trademarks pending in the PRC, Europe and other jurisdictions. For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that are issued from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We may be materially and adversely affected by negative publicity.

We rely heavily on our brand image in selling our smart e-scooters. Negative publicity relating to our products and services, shareholders, management, employees, operations, distributors, business partners, industry or products similar to ours, could materially and adversely affect consumer perceptions of our brand and result in decreased demand for our smart e-scooters. There have been various negative reports regarding our e-scooters and us in the past, in both online and traditional media, and there can be no assurance that we will not experience negative publicity in the future or that such negative publicity will not have a material adverse effect on our business, results of operations, financial condition or prospects.

In particular, any actual or alleged illegal acts of our shareholders or management may undermine our brand image and materially and adversely affect our business and results of operations. In June 2015, in connection with the trading of stock of a public company listed on the Shenzhen Stock Exchange, Mr. Yi’nan Li, one of our beneficial owners at the time, as well as a shareholder of Beijing Niudian, was convicted of one count of insider trading by the Guangdong Shenzhen Municipal Intermediate People’s Court in January 2017, and his prison sentence ended in December 2017. Mr. Li is not a member of the board of directors or management team of Niu Technologies, or otherwise involved in its operations in any capacity. Glory Achievement Fund Limited, one of our shareholders that holds 39.7% of our outstanding shares and 28.0% of our total voting power, as of March 31, 2019, is ultimately and wholly held by a trust, which has Mr. Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in our company or other dealings in our securities is subject to approval by the protectors. Mr. Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of our outstanding shares. Mr. Li has undertaken not to act as a member of our board of directors or the management team of our company or any of its subsidiaries or variable interest entities, or otherwise be involved in our operations in any capacity. Furthermore, we have adopted corporate governance measures to restrict his access to our non-public information. Any negative publicity incident associated with our shareholders and management could materially and adversely affect the trading price of the ADSs.

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers than expected, which could harm our business and operating results.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The electric two-wheeled vehicles industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our smart e-scooters do not perform as expected or malfunction resulting in property damage, personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our smart e-scooters and business and inhibit or prevent commercialization of our future products which would have material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition.

We generally provide various warranties on different components and parts of our smart e-scooters and across different markets. In China, we provide extended quality warranty to our users for terms varying from six months to three years, subject to certain conditions, among others, including that warranty only applies to normal use and quality issues. The occurrence of any material defects in our smart e-scooters could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our smart e-scooters could affect our brand image, decrease retailer, distributor and customer demand, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

We may fail to comply with legal or regulatory requirements or to obtain or adhere to requirements under relevant licenses, permits, registrations or certificates.

Our manufacturing and other production facilities as well as the packaging, storage, distribution, advertising and labeling of our smart e-scooters, are subject to extensive legal and regulatory requirements. For example, pursuant to the Regulation on the Administration of Production Licenses for Industrial Products of the PRC and Measures for the Implementation of the Regulation on the Administration of Production Licenses for Industrial Products of the PRC, we must maintain the Production License for National Industrial Products for the production of our smart e-scooters. Loss of or failure to renew or obtain necessary permits, licenses, registrations or certificates could delay or prevent us from meeting product demand, introducing new products, building new facilities or acquiring new businesses and could materially and adversely affect our operating results. If we are found to be in violation of applicable laws and regulations, we could be subject to administrative punishment, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, future material changes in industry standards, laws and regulations, such as increased restrictions on manufacturers, could result in increased operating costs or affect our ordinary operations, which could also have a material adverse effect on our operations and our financial results. See “Item 4. Information on the Company—B. Business Overview—Regulation” for additional details regarding the permits, licenses, registrations and other requirements applicable to us, our subsidiaries and affiliates. We largely rely on our own standards concerning the production and quality control of such products. While we are committed to producing high-quality products, there can be no assurance that our current production or quality control standards will satisfy any applicable laws and regulations that may come into effect in the future.

Our smart e-scooters are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

All scooters must comply with the safety standards of the market where the scooters are sold. In China, scooters must meet or exceed all mandated safety standards, including national level and local level standards. It is required under these standards to conduct rigorous testing and use approved materials and equipment. In May 2018, the State Administration for Market Regulatory and the National Standardization Administration of China jointly promulgated the Regulation on Safety Technical Specification for Electric Bicycle and announced the new standard GB11761-2018 which came into effect on April 15, 2019, or the New Standard, replacing the old standard GB17761-1999, or the Old Standard, and allowing a 11-month transition period to meet the New Standard starting from May 2018. Besides, a technical resolution on the interpretation and implement of the New Standard was promulgated jointly by an expert group on TC12 motorcycle and component technology of Certification and Accreditation Administration of the PRC and China National Motorcycle Testing Centre (Tianjin) on March 25, 2019, which set some more specific and stricter requirements for the design of the electric bicycles. Although this resolution has not been adopted by the PRC national government as a national regulation, such interpretations that may be promulgated by the government authorities from time to time may still cause uncertainty regarding the compliance of our business. Although we have been certified that we are in compliance with the Old Standard and after the release of the New Standard, we were also recognized as “the First Batch of Electric Bicycle Manufacturers Meeting the New National Standard” by the Quality Control and Technical Evaluation Control Room of the National Electric Bicycle and Battery Product Quality Supervision and Inspection Center, our smart e-scooters may fail to meet the New Standard and relevant interpretations of the New Standard. See “Item 4. Information on the Company—B. Business Overview—Regulation” for further details.

Our N and M series smart e-scooters may not be qualified for the New Standard for electric bicycles in terms of weight and other specifications. In response to and in order to meet the New Standard, we are in the proces of re-engineering the M model to meet the New Standard. For N-Series and M+ model, we have re-engineered it to satisfy the safety standard of electric motorcycles. As manufacturing electric motorcycles requires a special license, we entered into a manufacturing cooperation agreement with a motorcycle manufacturer with required qualifications to manufacture the re-engineered N-Series and M+ model e-scooters. We believe that the issue will be properly addressed, but there can be no guarantee that our re-engineered M model smart e-scooters will satisfy the New Standard in time or we will be successful in collaborating with third-party manufacturers to produce the N-Series and M+ model. In April 2019, we launched two new models, U+ and US, which are designed to be qualified for the New Standard for electric bicycles, but there is no guarantee that our new models and series will satisfy the relevant standard and requirements. We may also be required to satisfy additional industry standards and face regulation changes relating to electric bicycle and motorcycle business in the future. As N-Series and M+ model will be manufactured and sold as electric motorcycles in China in compliance with relevant regulations, users may be required to obtain registration or riding licenses, which may materially and adversely affect our sales of N-Series and M+ model in China as well as our business and results of operations. If our re-engineered models were found to fail the New Standard after the end of the transition period, the models in question would be prohibited from being sold in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Production of E-Scooter—Regulations on Production of Electric Bicycle” and “—Regulations on Qualification of Production of Electric Motorcycle.”

In addition, all electric bicycles and motorcycles sold in PRC must comply with various local standards of the market where the electric bicycles and motorcycles were sold. The electric bicycles and motorcycles must pass various tests, undergo a certification process and finally be affixed with China Compulsory Certification, or CCC, prior to being delivered from the factory, being sold, or being used in any commercial case, and such certification is also subject to periodic renewal. We plan to start the process of obtaining CCC certification for our products after detailed CCC measures for electric bicycles and motorcycles is issued. If our e-scooters were found failure to comply with the CCC standard, we would be prohibited from selling such e-scooters in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Production of E-Scooter—Regulations on Product Quality.”

We retain certain personal information about our users and may be subject to various privacy and consumer protection laws.

We use our NIU Inspire system to log information about each e-scooter’s use in order to aid us in e-scooter diagnostics, repair and maintenance, as well as to help us collect data regarding the user’s charge time, battery usage, mileage, efficiency habits and location information. Our users may object to the use of these data, which may harm our business. Possession and use of users’ personal information in conducting our business may subject us to regulatory burdens in China and other jurisdictions, such as the European Union, which would require us to obtain users’ consent, restrict our use of such personal information and hinder our ability to expand our user base. In the event of a data breach or other unauthorized access to our user data, we may have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident. In January 2018, the European Union promulgated the General Data Protection Regulation to further protect fundamental rights in privacy and personal information so that people have more control over their personal information.

If users allege that we have improperly used, released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Additionally, we use third-party cloud services to store the data collected. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could create serious negative consequences for our businesses and future prospects, including possible fines, penalties, reduced customer demand for our e-scooters, and harm to our reputation and brand. See “Item 4. Information on the Company—B. Business Overview—Regulation” for further details.

We are subject to a variety of costs and risks due to our continued expansion internationally that may not be successful and could adversely affect our profitability and operating results.

Our smart e-scooters have international models that are manufactured for sales and distribution in overseas markets. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our smart e-scooters. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

•                  limited brand recognition (compared with our home market in China);

•                  costs associated with establishing new distribution networks;

•                  difficulty to find qualified partners for overseas distribution;

•                  inability to anticipate foreign consumers’ preferences and customs;

•                  difficulties in staffing and managing foreign operations;

•                  burdens of complying with a wide variety of local laws and regulations, including personal data protection, battery, motor, packaging and labeling;

•                  political and economic instability;

•                  trade restrictions;

•                  lesser degrees of intellectual property protection;

•                  tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and

•                  a legal system subject to undue influence or corruption.

The occurrence of any of these risks could negatively affect our international business and consequently our business and operating results. In addition, the concern over these risks may also prevent us from entering into or releasing certain of our smart e-scooters in certain markets.

We rely on third-party logistic service providers to deliver our online direct sales orders and certain overseas orders.

We typically rely on third-party logistic service providers to deliver our online direct sales orders and certain overseas orders. Damage or disruption to our distribution logistics due to disputes, weather, natural disasters, fire, explosions, terrorism, pandemics or labor strikes could impair our ability to distribute or sell our smart e-scooters. Inadequate third-party logistics services could also potentially disrupt our distribution and sales and compromise our business reputation. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

Our operations may be interrupted by production difficulties due to mechanical failures, utility shortages or stoppages, fire, natural disaster or other calamities at or near our facilities.

We are reliant on equipment and technology in our facilities for the production and quality control of our smart e-scooters, and our operations are subject to production difficulties such as capacity constraints of our production facilities, mechanical and systems failures and the need for construction and equipment upgrades, any of which may cause the suspension of production or/and reduced output. There can be no assurance that we will not experience problems with our equipment or technology in the future or that we will be able to address any such problems in a timely manner. Problems with key equipment or technology in one or more of our production facilities may affect our ability to produce our smart e-scooters or cause us to incur significant expense to repair or replace such equipment or technology. Also, scheduled and unscheduled maintenance programs may affect our production output. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, we depend on a continuous supply of utilities, such as electricity and water, to operate our production facilities. Any disruption to the supply of electricity or other utilities to our production facilities may disrupt our production. This could adversely affect our ability to fulfill our sales orders and consequently may have an adverse effect on our business and results of operations. In addition, our operations are subject to operational risks. Fire, natural disasters, pandemics or extreme weather, including earthquakes, droughts, floods, typhoons or other storms, or excessive cold or heat could cause power outages, fuel shortages, water shortages, damage to our production facilities, any of which could impair or interfere with our operations. A fire accident happened at the warehouse in our rented plant facility in Jiangsu Province of the PRC in April 2018, and we suffered a RMB21.8 million loss for the inventories damaged and cost incurred to repair property and equipment in the second quarter of 2018. We cannot assure you that similar events will not happen again in the future or that we will be able to take adequate measures to mitigate the likelihood or potential impact of similar events, or to effectively respond to such events if they occur, which could materially and adversely affect our business, financial condition and results of operations.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Though we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Item 5. Operating and Financial Review and Prospects —A. Operating Results——Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

If our suppliers or distributors fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing high-quality smart e-scooters while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control the business practices of our suppliers or distributors. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers or distributors which could increase our costs and results in delayed delivery of our products or other disruptions of our operations.

Violation of labor or other laws by our suppliers or distributors or the divergence of their labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our smart e-scooters if, as a result of such violation, we were to attract negative publicity. If we, or other players in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations and financial condition.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon could cause outages or delays in our services, particularly in the form of interruption of services delivered by our mobile app, which could harm our brand and adversely affect our operating results. We rely on cloud servers maintained by cloud service providers to store our data, and all of the data we collected are hosted at third-party cloud service providers.

Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the user experience delivered by us. Our cloud service providers could decide to cease providing us services without adequate notice. Any change in service levels at our cloud servers or any errors, defects, disruptions or other performance problems with our information technology systems could harm our brand and may damage the data of our users. If changes in technology cause our information technology systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users, and our business and operating results could be adversely affected.

Our success depends on our ability to retain our core management team and other key personnel.

Our performance depends on the continued service and performance of our directors and senior management as they are expected to play an important role in guiding the implementation of our business strategies and future plans. If any of our directors or any members of our senior management were to terminate their service or employment, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of key personnel or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects. Additionally, we rely on our research and development personnel for product development and technology innovation. If any of our key research and development personnel were to leave us, we cannot assure you that we can secure equally competent research and development personnel in a timely manner, or at all.

We are a relatively young company, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

We have a limited operating history. We are formed in September 2014, and we launched our first product, the N-Series scooter, in June 2015. Although we have experienced significant growth since our inception, our historical growth rate may not be indicative of our future performance due to our limited operating history.

You should consider our business and future prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

•                  produce safe, reliable and quality smart e-scooters;

•                  build a well-recognized brand;

•                  establish and expand our customer base;

•                  successfully market not just our smart e-scooters but also our other products and services, including accessories, smart repair and maintenance services and data services;

•                  improve and maintain our operational efficiency;

•                  maintain a reliable, secure, high-performance and scalable technology infrastructure;

•                  attract, retain and motivate talented employees;

•                  anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

•                  navigate an evolving and complex regulatory environment; and

•                  identify suitable facilities to expand manufacturing capacity.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We have limited experience to date in high volume manufacturing of our smart e-scooters. We cannot assure you that we will be able to develop or ensure efficient, automated, low-cost manufacturing capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass-market our currently available products and future scooters. We may not be able to achieve similar results or grow at the same rate as we had in the past. As our business grows, we may adjust our product and service offerings. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations

In addition, our rapid growth and expansion have placed, and continue to place, significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including continued launch of new products, effective marketing, successful entry into other overseas market and operating efficiency. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

Higher employee costs and inflation may adversely affect our business and our ability to achieve or maintain profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our employee costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased employee costs to those who pay for our products and services, our ability to achieve or maintain profitability and our results of operations may be materially and adversely affected.

We outsource our production labor needs to third-party labor service companies. Typically, we enter into agreements with labor service companies, pursuant to which labor service companies send their employees to work on our assembly and production lines. The labor service companies are responsible for entering into labor contracts with their employees and provide, among others, social benefits and bear costs relating to accidents or injuries happened at the work place in accordance with PRC laws and regulations. We may be unable to enter into new agreements or extend existing agreements with them on terms and conditions acceptable to us, and therefore may need to contract with other third parties and incur additional labor costs. Despite our price resilience, the rising employee costs as a result of higher labor cost of our contract manufacturers and operation staff and increasing raw material price cannot be easily passed to end consumers in the form of higher retail prices due to competition in the electric two-wheeled vehicles market. Our ability to achieve or maintain profitability therefore may be adversely affected if labor cost and inflation continue to rise in the future.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine in the future that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our business is subject to seasonal and quarterly fluctuations, and if our sales fall below our forecasts, our overall financial condition and results of operations could be adversely affected.

Our revenues and operating results have fluctuated in the past from quarter to quarter, due to, among others, seasonal factors. Our revenues have been higher in the third quarter each year primarily as a result of ideal weather conditions for riding smart e-scooters and have been lower in the first quarter each year primarily as a result of unideal weather condition. Accordingly, any shortfall in expected third-quarter revenues would adversely affect our annual operating results Our advertising and promotion expenses tend to be event-driven. We typically conduct various advertising and promotional events when we launch new products. As a result, the costs relating to such marketing and promotional events may increase significantly in the relevant quarter, which may cause our results of operations and financial performance to fluctuate from quarter to quarter.

We note that, in general, scooter sales tend to decline over the winter season and we anticipate that our sales of currently available smart e-scooters and the upcoming new products may have similar seasonality. However, our rapid growth may obscure the extent to which seasonality trends have affected our business and our limited operating history makes it difficult for us to assess the exact nature or extent of the seasonality of our business. Our operating results could also suffer if we do not generate revenues consistent with our expectations for this seasonal demand because many of our procurement are based on anticipated levels of annual revenues and past years’ pattern of reasonability. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our operating results in any particular period will not necessarily be indicative of the results to be expected for any future period.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for some consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment and tax rates. As global economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We are exposed to various risks associated with our business and operations, and we have limited liability insurance coverage. A successful liability claim against us due to injuries or damages suffered by our users could materially and adversely affect our reputation, results of operations and financial conditions. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial costs to us and a diversion of our resources.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

In January 2016 and September 2018, our shareholders and board of directors approved the 2016 Global Share Incentive Plan and the 2018 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2016 Global Share Incentive Plan, as amended in March 2018, or the Amended and Restated 2016 Plan, is 5,861,480 Class A ordinary shares. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 Class A ordinary shares, subject to certain annual increases. As of December 31, 2018, options to purchase 5,314,246 Class A ordinary shares and 100,000 restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates, and no share incentive award has been granted under the 2018 Share Incentive Plan. In 2017 and 2018, we recorded RMB62.5 million and RMB265.9 million (US$38.7 million) in share-based compensation expenses, respectively.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Competition for highly skilled personnel is often intense and we may incur significant costs or be unsuccessful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs.

We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, if any of our senior management or key personnel joins a competitor or engages in a competing business, we may lose business, knowhow, trade secrets, business partners and key personnel. Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We are or may be subject to risks associated with strategic alliances or acquisitions.

We have entered into and may in the future enter into joint research and development agreements, co-branding agreements and strategic alliances with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, although we have no current acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Our business could be adversely affected by trade tariffs or other trade barriers.

Starting from early 2018, U.S. President Donald J. Trump announced the imposition of tariffs on Chinese goods entering the United States and recently both China and the U.S. have each imposed additional tariffs. The United States may also in the future impose tariffs on the importation of consumer products that may affect our business, including, among others, electric scooters. Although we do not currently export any of our products to the United States, we may do so in the near future. In addition, the European Union has recently imposed tariffs on imports of e-bikes, which are defined as cycle with pedal assistance and an auxiliary electric motor, originating in the PRC. We currently do not produce or export e-bikes into the European Union, but we may do so in the future. The European Union may in the future also impose tariffs on electric scooters or other products that we currently sell to the European Union, which may cause us to incur significant additional costs to conduct business and operation in the European Union. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. In May 2015, Niu Technologies Group Limited established a wholly owned subsidiary in China, Beijing Niudian Information Technology Co., Ltd., our WFOE. In May 2015, we obtained control over Beijing Niudian, through our WFOE by entering into a series of contractual arrangements with Beijing Niudian, our VIE, and its shareholders.

We entered into a series of contractual arrangements with our VIE and its shareholders, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to or designate any third party to purchase all or part of the equity interests and assets in our VIE to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results and its subsidiaries into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, (i) the ownership structures of our VIE in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business license and/or operating licenses of such entities;

•                  discontinuing or placing restrictions or onerous conditions on our operations;

•                  imposing fines, confiscating the income from our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

•                  restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, or the FIL, which will become effective on January 1, 2020 and replace the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations.

The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce, or the MOFCOM, and adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing.

In addition, the FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. As the “negative list” under the FIL has yet to be published, it is unclear as to whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2018 Edition) promulgated by the National Development and Reform Commission, or the NDRC, and the MOFCOM and effective from June 2018. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Our VIE contributed substantially all of our consolidated total net revenues in 2016, 2017 and 2018. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

We may lose the ability to use and enjoy assets held by our VIE and its subsidiaries that are important to our business if our VIE and its subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIE and its subsidiaries hold assets that are important to our operations, and they contributed substantially all of our consolidated total net revenues in 2016, 2017 and 2018. Under our contractual arrangements, the shareholders of our VIE may not voluntarily liquidate our VIE or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIE, or our VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which would materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of our VIE as its nominee shareholders because although they remain the holders of equity interests on record in each of our VIE, pursuant to the terms of the relevant power of attorney, each of such shareholders has irrevocably authorized the Company to exercise his, her or its rights as a shareholder of our VIE. However, if our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be enforceable under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Currently, Token Yilin Hu, Mingming Huang, Yi’nan Li, Shichun Wu, Yuqin Zhang and Changlong Sheng each hold 79.21%, 6.32%, 5.00%, 4.21%, 2.63% and 2.63% of the equity interest in our VIE, respectively. The shareholders of our VIE may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the amended and restated exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed powers of attorney to appoint the Company to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over our VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over our VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouse of each of the shareholders of our VIE has executed a spousal consent letter, under which the spouse agrees that he or she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) it is expressly provided that the rights and obligations under the contractual agreements shall be equally effective and binding on the heirs and successors of the parties thereto, and our VIE shall not assign or delegate its rights and obligations under the contractual agreements to third parties without our prior consent, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could increase our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

If the chops of our PRC subsidiaries and our VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our revenues are expected to be derived in China in the near future and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our products and services and adversely affect our competitive position.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation on internet-related businesses and companies.

We design, manufacture and sell smart e-scooters. Certain aspects of our business operations may be deemed as provision of value-added telecommunication services, which is subject to regulation by the PRC government. For example, the PRC government imposes foreign ownership restriction and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Value-Added Telecommunication Services.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

In addition, our mobile app is also regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, promulgated by the Cyberspace Administration of China, effective on August 1, 2016. According to the App Provisions, the providers of mobile apps shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile app complies with the requirements of the App Provisions at all times. If our mobile app were found to be violating the App Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile app from the relevant mobile app store, which may materially and adversely affect our business and operating results.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain or renew our existing licenses or obtain new ones.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2018, none of our PRC subsidiaries had made appropriations to statutory reserves as they reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have previously received payment notices from the relevant government authorities for inadequate contribution to employee benefit plans, and we have made the payments and penalty. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. Going forward, we will comply with the PRC regulations and distribute the outstanding employee benefit payment accordingly.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. The amount of capital contributions that we may make to the WFOE is RMB120.0 million, without obtaining approvals from SAFE or other government authorities. Additionally, the WFOE may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government registration and filing requirements. We have not used the proceeds of the initial public offering to make additional capital contribution or any loans to our PRC subsidiaries, but we may do so in the future. Pursuant to relevant PRC regulations, we may provide loans to the WFOE up to the larger amount of (i) the balance between the registered total investment amount and registered capital of the WFOE, or (ii) twice the amount of the net assets of the WFOE calculated in accordance with PRC GAAP, and we may provide loans to the VIE up to twice the amount of the net assets of the VIE calculated in accordance with PRC GAAP, each subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to the WFOE or our VIE, such loans must be registered with the local counterpart of SAFE. Medium- or long-term loans extended by the Company to our VIE must also be approved by the NDRC. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or the NDRC Order 11. On January 31, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition), or the Sensitive Industries List, was promulgated. “Overseas investment” as defined in the NDRC Order 11 refers to the investment activities conducted by an enterprise located in the territory of China either directly or through an overseas enterprise under its control by making investment with assets and equities or providing financing or guarantee in order to obtain overseas ownership, control, management rights and other related interests. Overseas investment by a Chinese individual through overseas enterprises under his/her control is also subject to the NDRC Order 11. According to the NDRC Order 11, (i) direct overseas investment by Chinese enterprises or indirect overseas investment by Chinese enterprises or individuals in sensitive industries or sensitive countries and regions requires prior approval by the NDRC; (ii) direct overseas investment by Chinese enterprises in non-sensitive industries and non-sensitive countries and regions requires prior filing with the NDRC; and (iii) indirect overseas investment of over US$300 million by Chinese enterprises or individuals in non-sensitive industries and non-sensitive countries and regions requires reporting with the NDRC. Uncertainties remain with respect to the application of the NDRC Order 11. We are not sure if we were to use a portion of the proceeds raised from our initial public offering to fund investments in and acquisitions of complementary business and assets outside of China, such use of U.S. dollars funds held outside of China would be subject to the NDRC Order 11. As the NDRC Order 11 was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. We will continue to monitor any new rules, interpretation and guidance promulgated by the NDRC and communicate with the NDRC and its local branches to seek their opinions, when necessary. If it turns out that the NDRC Order 11 applies to our use of proceeds from the offering mentioned above and we fail to obtain the approval, complete the filing or report our overseas investment using the offering proceeds, as the case may be, in a timely manner as provided under the NDRC Order 11, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which may materially and adversely affect our business, financial condition and prospects.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.”

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.”

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Mr. Yi’nan Li, Mr. Token Yilin Hu and Ms. Yuqin Zhang who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the initial foreign exchange registrations and have updated their registrations required in connection with our recent corporate restructuring.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.” We and our PRC resident employees who participate in our share incentive plans will be subject to these regulations when our company becomes publicly listed in the United States. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Discontinuation of any of the government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of the ADSs or our Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015 and was amended in June 2018, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—Taxation.” As of December 31, 2018, our subsidiaries and VIE located in the PRC recorded accumulated loss and had no retained earnings for offshore distribution. In the future we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries, variable interest entity and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries, variable interest entity and its subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries, variable interest entity and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, variable interest entity and its subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, variable interest entity or its subsidiaries, we or our PRC subsidiary, variable interest entity and its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties may be affected by such defects challenged, which could cause significant disruption to our business.

Under PRC law, all lease agreements are required to be registered with the local housing authorities. We presently lease seven premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with U.S. laws and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could fail to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC-based accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. In February 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, during a period of four years starting from the settlement date, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, including internet-based companies, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new offerings, solutions and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our services or our industry;

•                  additions or departures of key personnel;

•                  release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to fall.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of March 31, 2019, we had 148,674,058 ordinary shares outstanding, comprising of (i) 128,032,038 Class A ordinary shares, and (ii) 20,642,020 Class B ordinary shares, among which 14,000,000 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares will be entitled to four votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

All of the 6,615,000 ordinary shares held by ELLY Holdings Limited, an entity wholly owned by Dr. Yan Li, the chairman of our board of directors and our chief executive officer, and the 14,027,020 ordinary shares held by Niu Holding Inc., an entity 85.7% owned by Mr. Token Yilin Hu, our director and vice president, and 14.3% owned by Mr. Carl Chuankai Liu, our vice president, are Class B ordinary shares. Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu collectively beneficially own an aggregate of 20,642,020 Class B ordinary shares, which represented 39.2% of our total voting power as of March 31, 2019. Therefore, Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu have significant influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentration in voting power will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs representing our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after our initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that the ADSs will appreciate in value after our initial public offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs, and you may even lose your entire investment in the ADSs.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its result of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its respective subsidiaries, if any) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds the ADSs or our Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “tem 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Our sixth amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our sixth amended and restated memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all of which may be greater than the rights associated with our Class A ordinary shares in the form of ADSs. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our sixth amended and restated memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the M&A and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but our directors are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. As a result, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We regularly evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the SEC. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

Under our articles of association, the minimum notice period required to convene a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted, and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses) or materially prejudice an existing substantial right of the ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares, but will have no right to any compensation whatsoever.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, the federal or state courts in the City of New York have non-exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting may have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Item 4.   Information on the Company

A.                                    History and Development of the Company

We commenced operations in September 2014 through Beijing Niudian, and launched our N-series smart e-scooters in June 2015.

In November 2014, we incorporated Niu Technologies in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Niu Technologies established a wholly-owned subsidiary in Hong Kong, Niu Technologies Group Limited.

In May 2015, Niu Technologies Group Limited established a wholly-owned subsidiary in China, Niudian Information.

Due to the PRC legal restrictions on foreign ownership in companies that provide value-added telecommunications services in China, we operate our NIU app, our website www.niu.com and other related business through Beijing Niudian, a PRC company in which the equity interests are held by PRC citizens. In May 2015, we obtained control over Beijing Niudian and its subsidiaries through Niudian Information by entering into a series of contractual arrangements with Beijing Niudian and its shareholders.

We refer to Niudian Information as our WFOE, and to Beijing Niudian as our VIE in this annual report. Our contractual arrangements with our VIE and its shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of our VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat our VIE as our consolidated variable interest entity under U.S. GAAP, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have a controlling financial interest in, and thus are the primary beneficiary of, that entity. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

On October 19, 2018, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “NIU.” We raised from our initial public offering approximately US$55.2 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

B.                                    Business Overview

Our Mission

Our mission is to redefine urban mobility and make life better.

Our Vision

Our vision is to become the number one brand for urban mobility, powered by design and technology.

Overview

We are the world’s leading provider of smart urban mobility solutions, according to CIC. We have created a new market category—smart electric two-wheeled vehicles—to redefine urban mobility. Before NIU, smart electric two-wheeled vehicles did not exist in China, and two-wheeled vehicles were perceived low-end. We have changed that perception with our smart e-scooters and premium brand “NIU.”

We currently design, manufacture and sell high-performance smart e-scooters. We have a streamlined product portfolio consisting of three series, N, M and U, with multiple models or specifications for each series. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sell and service our products through a unique “city partner” system in China, which consisted of 233 city partners with 760 franchised stores in over 178 cities in China, and 22 distributors in 27 countries overseas as of December 31, 2018, as well as on our own online store and third-party e-commerce platforms.

Our award-winning smart e-scooters represent style, freedom and technology. Our brand “NIU” has inspired many followers and has enabled us to build a loyal user base. We offer the NIU app as an integral part of the user experience, and the app had over 660,000 registered users as of December 31, 2018. NIU fan clubs are established in over 50 cities in China, where fans actively organize NIU scooter-related events. The strong brand awareness and customer loyalty have given us exceptional pricing power. Capitalizing on our premium brand, we have also been able to sell lifestyle accessories, which are well received by customers.

We have adopted a user-centric philosophy to design our smart e-scooters. We collect user feedback and product performance data to develop new products or functionalities to satisfy the unmet demand. All of our products are designed to embody the themes of style, freedom and technology, and share the same design language. Our smart e-scooters have amassed strong international recognition for innovation and design. We have built our smart e-scooters based on our advanced and innovative technologies, including smart technologies, powertrain and battery technologies and automotive inspired functionalities. We integrate cutting-edge technologies from industry leaders and our own technologies into a proprietary system that delivers an excellent user experience and optimal performance. Our smart e-scooters are the first in the industry to provide updates to firmware regularly over-the-air (OTA) to fine-tune the performance, and such OTA function has only been seen in high-end electric cars.

We provide connectivity solutions and value-added services to our users. Our NIU app synchronizes with the smart e-scooters and communicates with our cloud system. Through the app, our users receive real-time information relating to their smart e-scooters. We use the data collected to provide smart maintenance and services, and guide the users on when and how to properly maintain our products to extend their service life and achieve better performance. We also analyze this data to help us improve our products and create new services. In addition, we collect and analyze user behavioral data from our NIU app and our website, from which we derive insights to further engage our customers and strengthen brand loyalty.

Our Smart E-Scooters

We design, manufacture and sell high-performance smart e-scooters that are powered by lithium-ion batteries. We have a streamlined product portfolio consisting of three series—N, M and U. In June 2018, we launched two new models, NGT and M+. We started delivery of M+ in China in June 2018 and delivery in Europe in October 2018. We started delivery of NGT in China and overseas markets in January 2019. In August 2018, we launched U-mini, or UM, and started delivery of UM in September 2018. In April 2019, we launched two new models, U+ and US. We started delivery of these two new models in late April 2019 in China.

We plan to launch two or more smart e-scooter series or models each year in the near and medium term, aiming to cover the full spectrum of the urban mobility solutions. We will keep introducing upgrades and mid-cycle refreshes to our existing models on an ongoing basis.

The N-Series

Our N-Series smart e-scooters consist of the N model and the NGT model.

In June 2015, we launched our first product, the N model smart e-scooters. The N model is built to be high-performance, well-balanced, and with a minimalistic aesthetic.

Design. The N model’s design language is modern and minimalistic. Specifically, the N model eliminates exterior clusters and fragmented panels with its simplistic and integrated body panels and the utilization of parallel lines. The N model is our first smart e-scooter model equipped with the iconic halo LED daytime running light, which later features on all of our smart e-scooters as our family design language.

Smart technologies. Onboard the N model, the Cloud ECU intelligent central controller constantly collects and analyzes vehicle information. The N model is connected to the NIU Cloud and NIU app. By using each smart e-scooter’s built-in tri-network positioning (GPS, GLONASS and COMPASS), on-board computer and cloud technology, the NIU app enables riders to seamlessly receive real-time data including, among others, vehicle diagnostics, anti-theft alerts, daily riding habits and battery status. The N model also features a smart lighting system consisting of light sensors, full LED headlights and daytime running light, and automatic return turn indicators. Other smart technologies featured on the N model include accelerometer and gyro sensors, among others.

Powertrain. The N model’s advanced powertrain consists of the removable lithium-ion battery pack with our proprietary battery management system, the BOSCH motor or NIU motor, and our proprietary FOC system. The N model utilizes a state-of-the-art lithium-ion battery pack that achieves extended range with light weight. Controlling the battery pack is the automobile inspired battery management system that regulates power consumptions. The N model is powered by NIU brushless permanent magnet motor that achieves balance between power and energy consumption or BOSCH motors, depending on the specification. Together with the BOSCH motor or NIU motor, our proprietary FOC system optimizes performance and efficiency. The N model comes with front and rear disk brakes with hydraulic twin-piston calipers and the Electronic Braking System, or the EBS, that harnesses the kinetic energy created by braking to recharge the battery, which is commonly used only on electric automobiles.

Structure and riding experience. The N model’s structure and design delivers a comfortable riding experience as well as great handling. The long wheelbase creates a low center of gravity that also enhances handling and stability. The N model’s front and rear weight distribution is optimized for an enhanced riding experience. We have equipped the N model with front and rear dual hydraulic shock-absorbers, which make it easier and more comfortable to steer and ride in tight city streets.

The NGT model, launched June 2018, takes the performance of our potent flagship N model to the next level. The NGT is equipped with the latest version of our Cloud ECU and various powertrain upgrades.

The NGT’s innovative smart dual-battery specification integrates two high-performance lithium-ion battery packs, storing 4.2 kWh of energy in total, which delivers higher output and pushes the top speed to 70 km/h and range to 170 km in ideal conditions. The NGT’s extra performance comes from an updated BOSCH motor that delivers performance comparable to that of 125cc motorcycles.

The NGT, like a sports car, features three unique driving modes (SPORT for maximum speed and performance, DYNAMIC for everyday use, and E-SAVE for longer battery life and better efficiency), among which the rider can seamlessly switch to achieve either maximum performance, maximum efficiency, or dynamic balance, based on the rider’s preference and the prevailing condition. The NGT also comes with our new Smart Dashboard that displays different color schemes for different riding modes and speeds, so that the rider can understand the working condition of the smart e-scooter from a glance. In addition to the array of advanced features and technologies that comes with the standard N model, NGT is also equipped with the combined braking system, or CBS, which intelligently splits braking force between the front and rear discs to shorten the braking distance at higher speeds in comparison to standard N model. The front and rear hydraulic damping system on the NGT is specially calibrated to enhance performance and responsiveness. The NGT shares approximately 50% of the parts with the N model.

The M-Series

Our M-Series smart e-scooters, consisting of the M model and the M+ model, are the first series of smart-e-scooters based on our 48V powertrain platform.

In April 2016, we launched the M model.

Design.  The M model is a cool and fresh looking smart e-scooter designed for young urban users. The M model is smaller and lighter than the N-Series, and carries the NIU design language that puts a modern twist on the classic e-scooter design. The M-Series has won seven major international design awards, including Red Dot, iF, Good Design, IDEA, Red Star, DFA and Golden Pin.

Smart technologies.  The M model shares many key smart features and technologies with the N-Series such as the Cloud ECU, NIU Cloud connectivity and NIU app compatibility, tri-network positioning, and accelerometer.

Powertrain.  The M model’s advanced powertrain consists of the lithium-ion battery pack with our proprietary battery management system, advanced electric motors, and our proprietary FOC system. Like the N-Series, the M model utilizes lithium-ion battery packs to achieve higher energy density than traditional lead acid battery. Powering the M model are either our NIU motors or BOSCH motors. Like the N-Series, the M model also features the EBS braking energy recovery system. It uses a combination of front disk and rear drum brakes to achieve greater cost-effectiveness.

Structure and riding experience.  The M model is designed to be ergonomic, bolstering natural and comfortable sitting posture, intuitive dashboard and switches layout. Unlike the N-Series, the M model is equipped with a lighter, single central shock absorber that reduces overall weight and gives the M model more agility when cruising through urban traffic.

We launched our M+ model in June 2018. We took the world-class design of our M model and modified it to accommodate two riders, as well as increasing the battery capacity and range. The M+ uses two shock absorbers set up for the rear suspension. Front-and-rear disk brakes are also available on Pro and Sport specifications. The M+ uses a 360-degree lighting system to ensure the safety of the riders. The M+ model shares approximately 40% of the parts with the M model.

The U-Series

Our third line of smart e-scooters, the U-Series, made its debut in April 2017.

Design.  The U-Series is smaller and lighter than the N-Series and M-Series, and carries the same NIU design language. The U-Series is designed to be ultra-light and ultra-compact. The U-Series features exposed steel frame built from 38 mm steel pipes with minimal body panels, which not only gives the U-Series a distinctive look, but also significantly reduces the weight without sacrificing structural rigidity. The U-Series has up until now received several international design awards including Red Dot, iF, Good Design, IDEA, Red Star, DFA and Golden Pin.

Smart technologies.  In addition to the advanced technologies and features found on our N and M Series, such as the Cloud ECU, NIU Cloud connectivity and NIU app compatibility, tri-network positioning, accelerometer, the U-Series includes additional comfort and anti-theft features. The U-Series was our first scooter to use keyless ignition. The U-Series is also equipped with a three-axis motion sensor to improve the anti-theft alarm’s accuracy and the NIU electromagnetic motor lock to remotely lock the motors.

Powertrain.  The U-Series is developed from our 48V powertrain platform, on which the M-Series is also based. The U-Series is powered by NIU motors or BOSCH motors, depending on the specification.

We launched UM model in August 2018. The UM is a superlight smart e-scooter with selective specifications utilizing an ultra-light framework made from the aerospace-grade 6061 aluminum alloy to achieve a minimum weight of 39.5 kg. The reduced weight provides a longer riding distance after each charge and is more suitable for first time e-scooter users. The UM shares approximately 40% of the parts with the current U-Series.

We launched U+ and US models in April 2019. The models are based on the design language and electronic framework of the U-Series and developed specifically to satisfy the New Standard that just came into effect. These models are equipped with the latest chip module, sensors, software and algorithms to enable new functions, greater riding distance, longer battery life, improved power performance and enhanced safety.

Accessories and spare parts

In addition to our smart e-scooters, we also offer a comprehensive line of NIU-branded accessories and spare parts.

Scooter Accessories.  Our scooter accessories include riding gears, such as raincoats, gloves, and knee pads and accessories to be installed on our smart e-scooters to expand functionalities, such as storage baskets and tail boxes, smart phone holders, backrests and locks.

Lifestyle accessories.  Our NIU POWER line of lifestyle accessories includes branding apparel, such as t-shirts, coats, jeans, hats, bags, and jewelry, and souvenirs such as notebook, badges, key chain and mugs.

Performance Upgrades.  Our NIU POWER Performance line of high-performance upgrade components includes upgraded wheels, shock absorbers, and brake calipers, and carbon fiber body panels.

Performance Bicycles.  Our NIU AREO line includes professional mountain bicycles and road bicycles that share similar design concepts with our smart e-scooters, such as integration of aerodynamics and ergonomics, and smart connectivity.

Our NIU App

Our NIU app serves as an integrated platform and supplemental tool to our smart e-scooters. The app includes a suite of functions that primarily focus on the connection with our smart e-scooters as well as other services and value propositions, which includes:

NIU Dashboard

Through communications with the Cloud ECU, multiple sensors, positioning module and communication modules onboard each smart e-scooter, the NIU app presents various key information about the smart e-scooter on the dashboard, including

•                  scooter status, such as the location of the scooter and anti-theft alerts;

•                  historical riding data such as past routes and riding statistics; and

•                  key diagnostics, such as the real-time status of the battery and the battery health score.

The dashboard features a card-based interface to present the most useful and relevant information to the users based on users’ preferences, which is both intuitive and has great potential for customization and expandability.

NIU Services

Through the NIU app, users can access a variety of services.

•                  Online repair request. Users can request repair services with one click, after which the app will intelligently recommend the nearest service station for the services.

•                  DIY repairs. The function displays the internal structure of the smart e-scooter and highlight common failures which may occur in various components. Users can directly seek solution through the fault tags.

•                  Service station locator. Users can access comprehensive information about nearby service stations.

•                  NIU Cover. Users can query and activate NIU Cover insurance services within the app.

•                  NIU Care. Users can purchase NIU Care maintenance service and reserve service in offline service stations.

•                  Smart service. Users can check the status the smart connection services and can renew the service.

•                  Theft reporting. Users can report theft of the smart e-scooter and battery within the app.

NIU Store

We have established a built-in e-commerce platform in our NIU app, where our users can purchase our smart e-scooters and NIU-branded accessories.

NIU Social

The social tab is the forum for NIU users to post photos, chat, set up a gathering, and share fun in riding and daily life.

Our NIU Brand

Our brand represents style, freedom and technology. We design and market our products purposefully to reinforce consumer perception of “NIU” as a premium smart e-scooter brand.

We conduct various marketing and branding activities to establish NIU as a premium brand. For example, we entered into a co-branding arrangement with McLaren GT Customer Racing in July 2018 to produce a limited edition of co-branded NIU-McLaren smart e-scooters to be marketed in China and Europe. In August 2018, we launched the co-branded smart e-scooter with NIU POWER PERFORMANCE and McLaren GT Customer Racing package, custom suspension and battery pack (1.5 kWh), a maximum range of 120 km. It is priced at RMB9,999, and limited to 299 units globally.

With our strong brand, we have achieved exceptional customer loyalty and pricing power. Although we increased the retail price across a majority of our e-scooter models in March 2017, with the volume-weighted average retail price increasing by 8.2%, we were still able to achieve a solid growth of 123.2% in sales volume in 2017, as compared to 2016. Moreover, we raised the retail price of certain specifications of our N, M and U models in January 2018, with the volume-weighted average price increasing by 9.3%, we were still able to achieve a solid growth of 79.4% in sales volume in 2018, as compared to 2017. Capitalizing on our premium NIU brand, we have also been able to sell lifestyle accessories, such as apparel, which are well received by customers.

NIU Community

We have cultivated a highly dedicated and growing base of NIU fans. Our users are proud owners of NIU smart e-scooters with high engagement. Based on the e-scooter activity data we collected, more than 75% of our users rode their e-scooters on a monthly basis in the twelve months ended December 31, 2018.

We endeavor to build an interactive and dynamic social community to further convey and brand image as a fashionable urban lifestyle. NIU clubs are one of the core components of NIU community, and as of December 31, 2018 there were over 50 of them. Formed and run by the enthusiastic NIU fans, these NIU clubs organize various events, such as new product test drives, riding for good causes, and scooter parades. We support the NIU clubs with products, designs and announcement channels. To further expand the NIU community and increase brand loyalty, we have facilitated our users to create virtual NIU communities via social media, such as WeChat, to bring together our users from all walks of life. We have a dedicated user interaction team, which closely monitors and actively participates in over 750 virtual communities and interacts with users online.

In these groups, our users share user-generated content, such as video clips or pictures. To boost the content contribution from our users, our city partners through their distribution network reward them with discounts from local businesses such as restaurants. Owning a NIU scooter thus opens up opportunities for users to participate in more local interest groups and local businesses discounts, leading to a truly better urban life. Our virtual community and NIU clubs create a beneficial network effect for the brand.

Data Analytics—NIU Inspire

We have developed our user and scooter data analytics capabilities, which enable us to collect and analyze massive relevant data to deepen our understanding of the smart e-scooter performance, user behavior and operational insights.

We have accumulated massive amount of data from multiple sources. We currently collect 462 types of data points covering 72 dimensions such as humidity, lighting and temperature, from our Cloud ECU and up to 32 sensors installed on each smart e-scooter. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services. As of December 31, 2018, our NIU app had been connected with approximately 537,000 smart e-scooters, which had accumulated approximately 1.9 billion kilometers of riding distance of data. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services. In particular, we collect the following three types of data to improve our smart e-scooters’ performance and customer experience: (i) riding behavior, including, among others, riding speed, average distance, acceleration, use of brakes to improve the battery management system and balance control of our e-scooters, (ii) operational and functional performance of various parts of the smart e-scooter to examine the status of the smart e-scooters and suggest maintenance or repair services, (iii) NIU app user behaviors to fine tune our app functions to improve their experience with our services.

Our cloud system utilizes a robust, multilayer database structure that can handle over a million persistent connections concurrently. Our parallel database servers to support quick multiple queries in a TB level database. Our cloud system monitors the servers and automatically regenerates a new virtual server if any server goes offline. The above features ensure that our smart e-scooters maintain constant, reliable, and responsive connections with our cloud. In addition, our cloud’s open API platform allows connection with third parties to support functions such as fleet management and smart e-scooter sharing program.

Our data analytics team leverages our proprietary big data platform and analytical tools, NIU Inspire to analyze the collected data to deepen our understanding of user behavior and product performance and gain operational insights, enabling us to: (i) guide the upgrade of the existing models and development of new ones; (ii) fine tune the firmware in our existing scooters to improve performance, such as the self-adaptive state of charge algorithms for better battery utilization or the FOC controller software for better electric motor efficiency; (iii) achieve more intelligent retail and service shop planning; (iv) generate scooter diagnosis reports and provide smart maintenance suggestions; and (v) conduct accurate targeted marketing.

We collect user-related data after receiving users’ consent. Users in Europe have the option to choose whether or not to send the GPS related data to us due to different data privacy regulations in these regions.

After-Sales Services

We offer comprehensive after-sale services including value-added services. Our warranty is complemented by value-added services such as NIU Care and NIU Cover, which can be conveniently ordered through NIU app, service hotline, or at our franchised stores. In addition, we provide various value-added services through our NIU app, including DIY repairs and location of our service centers, and theft reporting. We believe all these services together will create a satisfying user experience throughout the e-scooter life cycle. Through these services, we aim to make ownership “worry free” and allow our users to truly enjoy riding and owning our smart e-scooters.

Warranty Policy

We provide limited warranty to our users for terms varying from six months to three years, subject to certain conditions, such as normal use. For the electric motor, we provide a 24-month or 30,000-kilometer warranty. For lithium-ion battery packs we provide a 24-month or 20,000-kilometer warranty or a 36-month or 30,000-kilometer warranty, depending on the model.

For other parts of our smart e-scooters, we provide quality warranty varying from six months to 24 months depending on the parts. We are responsible for replacing or repairing the faulty products during their respective warranty terms. The warranty on certain parts of our smart e-scooters are covered by our suppliers’ back-to-back warranty and thus we are entitled to have the suppliers replace or repair the faulty parts.

NIU Care

Our smart e-scooters are primarily serviced through our franchised stores and our authorized service centers, which provide repair, maintenance and bodywork services.

We launched our NIU Care program in August 2018 to provide regular after-sales maintenance service to our smart e-scooters. Our regular maintenance services include scooter exterior check, mechanical structure service, motor system check, electrification service, battery maintenance service, tire pressure check and cleaning services. Based on user’s driving behavior and mileage, NIU Care also pushes maintenance reminders via NIU app.

NIU Cover

In November 2015, we launched NIU Cover to facilitate the sale of insurance coverage provided by third-party insurance companies relating to accident injury, loss of scooters and third party liability.

Technologies

Behind our lineup of smart, efficient and high-performance smart e-scooters are the suite of advanced technologies we have developed or adopted, such as the Cloud ECU, battery pack and management systems, electric motors, FOC, advanced braking systems, driver assistance and system integration, among others.

Cloud Electronic Control Unit

At the core of each NIU smart e-scooter lies the Cloud Electronic Control Unit, or the Cloud ECU. Built around the ARM7 processor, the Cloud ECU serves as both a control center and communications center for the smart e-scooter. In particular, the Cloud ECU serves a wide range of functions including, among others, scooter control, motion monitoring, positioning, connectivity and data transmission from the smart e-scooter to our cloud server.

Scooter Control.  The Cloud ECU serves as the smart e-scooter’s master control center, coordinating the smart e-scooter’s complex systems. The Cloud ECU controls, among others, the smart e-scooter battery, electric motor, Field Oriented Control system, electronic lock and light systems. We are testing a new version of the Cloud ECU based on CAN (Controller Area Network), a more advanced communication protocol.

Motion Monitoring.  The Cloud ECU monitors various physical aspects of our smart e-scooters with its built-in triaxial gyro sensor. The gyro sensor detects acceleration and changes in rotational motion or orientation. Thus, the Cloud ECU is able to monitor the posture and dynamics of the smart e-scooter in real-time and accordingly adjust the motor’s power output, ensuring the smart e-scooter’s performance and efficiency.

Positioning.  The Cloud ECU integrates three major global satellite geolocation systems: (1) the American Global Positioning System, or the GPS, (2) the Russian Global Navigation Satellite System, or the GLONASS, and (3) the Chinese COMPASS, also known as the BeiDou Navigation Satellite System. Together, these systems constitute the technical backbone of our position-based anti-theft systems as well as functions such as riding map and smart e-scooter sharing, which are capable of detecting unauthorized movements of our smart e-scooters.

Connectivity and Data Transmission.  The Cloud ECU facilitates the connectivity of our smart e-scooters, which are able to access the complete spectrum of mobile network standards, such as 2G, 3G and 4G. Via these mobile networks, the Cloud ECU upload data about a smart e-scooter’s position and its condition every 3 to 15 seconds, depending on the smart e-scooter’s start up conditions. The transmittance of this data also serves as the foundation of our Assisted Global Positioning System, or the AGPS, that, when coupled with our GPS systems, allows for precise geolocation of our smart e-scooters. In addition, our smart e-scooters are also equipped with dual-mode Bluetooth chips, which allow owners of our smart e-scooters to use their smartphones to directly communicate with our e-scooters. Owners can, among others, query the smart e-scooter’s status and change certain settings such as adjusting the sensitivity level of the anti-theft alert.

OTA Updates.  Our smart e-scooters are the first in the industry with OTA update capability, which is normally only seen on high-end electric cars. The OTA update is supported by the Cloud ECU and rewriteable firmware of various electronic components. The OTA allows users to effortlessly update the e-scooters to the most recent firmware updates, so the users can benefit from all future performance improvements and feature enhancements on a regular basis.

In addition to constantly improving and upgrading our Cloud ECU, we have developed our own System-on-Chip module, which to our knowledge is the first chip module specially designed and customized for smart urban mobility products. We have applied the System-on-Chip module to the latest version of Cloud ECU. We expect the System-on-Chip module to provide higher performance and better reliability with lower power consumption and more compact packaging. In addition, the customized chip module will make it more difficult for competitors to replicate our Cloud ECU.

Battery Pack and Management System

Our batteries combine reliable and proven cell components, innovative hardware system design and an intelligent battery management system, or the BMS. We adapted the technology to create a portable, lightweight, safe and reliable battery pack that is suitable for e-scooters.

Hardware Component and Design

We use the 18650 series Lithium-ion battery cells as the building blocks of our battery pack. A matrix of battery cells are connected in parallel to produce a robust battery pack.

Our battery packs incorporate PACK technology, which is adopted by global automakers globally. The PACK technology protects the battery cells from impact and regulates battery temperature, and use pressure, temperature, current, or PTC, technology to compartmentalize each cell, thereby ensuring the integrity of the battery pack.

Our battery packs can be charged either standalone or when installed on the smart e-scooter, both of which can be through a home wall plug. They use proprietary charging connectors and ports for simultaneous safe charging and BMS data communications. We have also developed our proprietary NIU Flash Charger that effectively doubles the charging speed of our battery pack as compared to regular chargers.

BMS

In addition to robust hardware, our battery packs feature an intelligent battery management system, or BMS. The BMS monitors the voltage, current and temperature of the battery in real-time, and regulates power consumption.

The core of our proprietary BMS is the self-adaptive SoC algorithms that optimizes the balance between performance and battery life and provides accurate range predictions based on the data and analysis of the riding behavior of the users and the discharging characteristics of the battery cells.

BOSCH Motor and NIU Motor

We collaborate with BOSCH to develop a variety of electric motors that are both high-performance and efficient. BOSCH motors are available on our entire lineup of smart e-scooters. We have also designed our NIU motors, which are both energy efficient and cost-efficient. We have been constantly increasing the conversion ratio and refining the calibration of the FOC of both BOSCH motors and NIU motors.

Field Oriented Control

Using big data analytics, we have developed the proprietary Field Oriented Control, or the FOC, system that controls the electric motors. The FOC is the intelligence behind the powertrains of our entire lineup of smart e-scooters, and helps our smart e-scooters strike the balance between performance and power consumption.

The FOC controls the motor in real-time by recognizing riding conditions and continuously adjusting the torque of the motor for optimal performance. The FOC taps into the performance of a vector controller, which is superior to the square-wave controllers common on the market because a vector controller controls the power and torque output of the motor as opposed to simply adjusting the revolutions per minute, achieving a much smoother ride.

Braking System

Our smart e-scooters are equipped with hydraulic disc brakes made from special alloys. The brake discs are slotted to extend the life of the system. The hardware of the brakes is complemented by the Electronic Braking System, or the EBS, which provides for intelligent braking and recycling kinetic energy. In the NGT model, we also employ the combined braking system, or CBS, which intelligently splits braking force between the front and rear discs to shorten the braking distance at higher speeds.

Driver Assistance

We have developed various driver assistance technologies to enhance the rider experience of our smart e-scooters such as automatic headlight, automatic return indicators, cruise control and smart self-diagnosis systems.

We continue to look for ways to enhance the user experience. We have developed adaptive responses to road conditions, active safety systems, and applied them to our latest version of Cloud ECU. We are currently working on the development of, among others, self-balancing systems and autonomous driving systems.

System Integration

The NIU systems draw from a diverse range of industries and technologies. For example, we use gyroscope, satellite navigation and 2G/3G/4G chipsets that originate from the mobile phone industry; temperature sensors, humidity sensors and communication protocols that originate from the industrial control systems; and cloud and big data technologies that originate from internet industry. These diverse technologies and components operate under diverse conditions, such as different working electrical currents and temperatures. We have developed a system that uses a single master control with multi-channel protocols to ensure that all components in the vehicle can be upgraded to the latest version.

Design and Engineering

We have significant in-house design and engineering capabilities, which cover all areas of scooter engineering from concept to completion.

User-Centric Philosophy

We adopt a user-centric approach in our product design and development. All of our products are designed based on the quantitative data and qualitative feedback we collect from the smart e-scooters and users. We have developed an instant user feedback loop based on our continuous connection with smart e-scooters and proactive interaction with users and achieved an agile product development process. We collect and analyze large amounts of product performance data and user behavioral data generated by the smart e-scooters running on the road and collected from our NIU app and website. We also conduct comprehensive surveys and collect feedback and comments from online virtual communities to understand the drawbacks of existing scooters and aim to develop new products and functionalities to satisfy the user demand. We have a dedicated user interaction team, which closely monitors and actively participates in over 750 virtual communities and interacts with users online. Utilizing the insights gained from the data and feedback collected, we have developed various new products and functionalities, such as cruise control and automatic headlight. We also utilize the data and feedback to provide updates to our firmware regularly over-the-air (OTA) to fine-tune the performance of our smart e-scooters and improve overall user experience.

Our research and development team comprises motorbike enthusiasts with years of motor biking experience. Their enthusiasm, experience and expertise, together with our user-centric product development philosophy, have allowed us to design and deliver high-performance smart e-scooters and made us the pioneer in urban mobility solutions we are today.

Platform-based Engineering System

We have developed a platform-based engineering system. The system is based on the same in-scooter control and data connection systems. Accordingly, we can develop different product lines with the same voltage requirement. As a result, our existing production lines can be easily adapted to new products. For example, our M and U series, which are all based on the 48V platform, adopt the same battery pack solution, battery management system, and FOC, BOSCH motor and EBS. By doing so, we can shorten our design timeline, accelerate time-to-market and lower manufacturing costs.

Industrial Design

Industrial design plays a crucial role at NIU. Utilizing the power of design and design thinking, the team is able to identify critical pain points from users and then to provide the best solutions to daily urban commute. For example, we chose lithium-ion battery over lead-acid battery because lithium-ion battery is not only more ecofriendly, but also safer, lighter and more compact so that the users can easily bring the batteries home for charging.

Our well-designed product lines speak a distinctive and consistent family design language. Our industrial design philosophy combines minimalist aesthetics with thoughtful functionality. Under that philosophy, we desire to create an exceptional riding experience while maintaining a smart and simple design. For example, the iconic “Halo” headlamp, equipped on all of our smart e-scooters integrates a daytime running light with our LED head lamps, providing an ultra-wide arc of light for improved vision and safety at night. Another example is the M-Series—a cool and fresh-looking smart e-scooter designed for young urban users. Slim, modern, chic and intuitive are the core design attributes of M-Series from inside out. We believe a good design should bring people joyful experience. Therefore, the team has done intensive testing and mock-ups for ergonomics study, as a result of which the M-Series features a comfortable and ergonomic seating posture as well as intuitive and easy-to-use control layout. The hidden shock absorber and the high strength aluminum alloy swing arm, not only speak the same minimalistic design language, but also ensure excellent riding experience as well as safety and comfort.

NIU Innovation Lab

Our NIU Innovation Lab hosts our research and development teams of 89 members, which include, among others, our user experience design team, smart electronic research team, powertrain design team and industrial design team. Our research and development key team members have, on average, more than 10 years of experience in their respective fields and come from high-tech companies such as BMW, Intel, Panasonic, Microsoft and Lenovo.

The Lab is led by Token Hu. With more than 15 years of relevant experience, Token is responsible for setting the direction of our products and our research and development efforts. Carl Liu, our vice-president of design, leads our teams relating to product style and design, as well as user experience. Carl is an industry veteran with more than 20 years of relevant experience.

The Lab focuses on industrial design, structural design, smart electronics research, power electronics research, user data analysis, business intelligence system development and user experience research. The Lab and our research and development team played a crucial role in the creation of the 181 patents we held as of December 31, 2018. We also entered into a definitive Development Collaboration Agreement in March 2019 with one of the world’s leading automobile manufacturers regarding joint development of Micro-mobility solutions, which will be carried out by the Lab.

Manufacturing and Fulfillment

We design, manufacture and sell high-performance smart e-scooters. We view the manufacturers and suppliers we work with as key partners through our e-scooter development process, and leverages their industry expertise to ensure that each e-scooter that we produce meets our strict quality standards.

Production process

The following diagram sets forth the general workflow of our smart e-scooter production and assembly process. Typically, it takes around 150 days for our production facility to be ready for mass production of a new product line following completion of design.

Production facility

We keep the majority of the assembly of our e-scooters in our own production facility, but entered into a manufacturing cooperation agreement with a motorcycle manufacturer with required qualifications to manufacture the re-engineered N-Series and M+ model e-scooters. Our production facility, located in Changzhou, Jiangsu Province, currently occupies an area of 12,000 square meters and has the production capacity of approximately 380,000 units per annum at current configuration. We can expand the capacity by adding more assembly line or warehousing space. With utilization of our production facility approaching its capacity and our operation continuing to expand aggressively, we plan to continuously expand our production facility capacity in the near future. We expect our production facility capacity to further expand by 700,000 and 1,000,000 units by 2019 and 2020, respectively. In addition, we plan to bring certain technological upgrades to our production facility, including, among others, automation of assembly and testing, automatic-guided vehicles to streamline internal logistics, transition from gas shielded welding to pressure controlled resistance welding and transition from paint spraying to plastic coloring powder.

Supply Chain Management

We purchase key components from our suppliers, such as batteries, motors, tires, battery chargers and controllers. We strategically select our suppliers to avoid over-concentration, control our cost and maintain a good relationship with our suppliers.

To avoid over-concentration of supply and manage costs and product quality, we generally engage at least two suppliers for each of our key components. For example, we source motors from another supplier in addition to BOSCH, and source battery cells from four suppliers. We select our suppliers based on a variety of criteria, including, among others, production capacity, technological sophistication, quality assurance, professional certification, manpower adequacy, financial position and environmental compliance. In addition, we review the performance of our suppliers quarterly, and make necessary adjustments to our supply chain, including termination of under-performing suppliers. We have been able to maintain good and long-lasting relationships with our suppliers, while retaining considerable pricing power in the meantime.

We also have strong pricing power on procuring raw materials, which enables us to effectively defend ourselves against price increases and fluctuations. We diversify our source of each type of raw material from at least two suppliers. Typically, we enter into a supply framework agreement with each of our raw material suppliers, under which our procurement price is generally set as the pre-defined standard cost of the supplier plus a specified mark-up, subject to quarterly or semi-annual renegotiation.

We have been able to effectively manage our inventory level. We formulate holistic plans for our production, warehousing and logistics, by tracking a variety of factors, including, among others, historical sales data, sales forecasts and customization requests. With smooth turnover between production and logistics, we are able to maintain an optimal inventory level, to fulfill our orders and avoid over-stock at the same time. Our inventory turnover days were 48, 40 and 33 for 2016, 2017 and 2018, respectively. For the calculation of inventory turnover days, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.”

Quality Control

We believe that the quality of our products is crucial to our continued growth. We place great emphasis on quality control and have implemented stringent monitoring and quality control systems to manage our operations.

Our quality control system starts from procurement. Before entering our production flow, the raw materials must be certified for quality. We also perform quality reexaminations and unannounced inspections on raw materials in the mass production flow. We review the performance of our suppliers based on the defective percentage of their supplies, and adjust the amount of procurement from them accordingly. We typically enter into a quality control agreement with each of our suppliers, under which we may seek remedies against our suppliers, such as damages and rectification, in the event the supplies fall below the quality standard or exceed minimum defective percentage.

Our quality control system covers each stage of our production process. When we establish or adapt an assembly line for a new product or model, we trial-run the assembly line to produce a sample for quality examination. The assembly line can start mass production only if the produced sample is of adequate quality. When the in-progress product moves from one section to another along the assembly line, it must be checked for quality by the responsible assembly specialists in both sections. After completion of assembly, our quality control personnel will perform overall quality inspection and road-test on the smart e-scooters in accordance with relevant protocols. A product may be shipped out of manufacturing facility only after it passes all quality control examinations and is properly documented as such. We also track the acceptance status of our products when they reach our distributors or customers. By logging and breaking down the pass rates along our products in the production process, we are able to identify our quality control weak spots, and improve our operation accordingly.

We have not experienced any product recall, massive refunds or other quality control outbreak since we started to sell e-scooters.

Fulfilment

Leveraging our excellent production and big data capabilities, we are able to achieve fast turnaround time fulfilling orders placements. We ship our products generally 7 to 15 days following placement of order and receipt of payment from our city partners in China. For overseas distributors, it generally takes 30 to 60 days following the receipt of down payment. Orders from niu.com or other e-commerce platforms are faster to fulfill, usually within two days.

The following diagram sets forth the general workflow of order placement and fulfillment process.

Through proactive planning, we are able to estimate the distribution of orders in a certain period of time and improve the predictability of our order fulfillment. For example, our franchised stores must timely submit their revolving order plans for the period of the following two weeks and following three months. We incorporate such order plans, in addition to other information, into our holistic planning of production, warehousing and logistics, which in turn helps us achieve fast turnaround to fulfill order placements. Similarly, in a one-year time span, we take into consideration of the capacity constraint of the factories and frontload the productions ahead of the peak sales season.

We have different shipping methods for our finished products depending on the type of the distribution channel: (i) for our offline domestic distribution channels, our city partners and franchised stores are responsible for logistics from the moment smart e-scooters are rolled out of the factory; (ii) for local distributors in overseas markets, we ship our smart e-scooters mainly under FOB terms; and (iii) for online shopping platforms such as our official website and third-party platforms such as JD.com and Tmall, we ship our smart e-scooters through third-party delivery services.

Omnichannel Retail Model

We have established a distinct omnichannel retail model network to sell our products and provide service to our customers. As of December 31, 2018, we sold our products through 760 franchised stores in over 178 cities in China and 22 distributors in 27 countries overseas, as well as on our own online store and third-party leading e-commerce platforms. We also leverage our omnichannel retail network to deliver peripheral services such as maintenance and repair, and to collect data for business insights.

Offline Distribution Network

City partners and franchised stores

In China, our offline retail channels consist of city partners and franchised stores. Our unique “city partner” system plays an important role in our offline sales strategy. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. Leveraging our data analytics and their local knowledge, the city partners select store location and manage the franchised stores. The city partner system allows us to optimize store location selection, manage stores efficiently, and maintain our inventory at a low level.

To become our city partner and run our franchised stores, a potential business partner must meet certain qualifications and possess the prerequisite capabilities specified in the standard franchise agreement, including, among others, adequate and relevant experience, minimum working capital and sound knowledge of local business environment. The stores also have to meet certain requirements that we formulate and adjust from time to time, such as being in a location reasonably accessible and convenient for our targeted users, having adequate square footage, having at least two years of lease term if under leasehold, and having a layout and decorative style that conform to the architectural specifications.

Our city partners and franchised stores are an extension of our brand. Our franchised stores adopt a consistent design and layout and provide consistent shopping experience. We enter into a standard distribution agreement with each of our city partners. Each city partner may only offer such products and services, in the specified region and manner, as provided under its respective distribution agreement. The city partners also have to comply with our internal policies regarding performance review, branding and confidentiality. To ensure orderly allocation of customer resources between the city partners, we maintain a zoning segregation system, under which all the city partners must sell at or above the guidance retail price we set, and may not cross-sell to other regions allocated to other city partners. The city partners purchase the products from us, and are responsible for the logistics, warehousing, and distribution to franchised stores. We do not charge any initial fees or continuing fees to our city partners or franchised stores.

We closely monitor the sales performance, service level and activities within the franchised stores through the store level management system that was implemented in early 2018. We will continue to upgrade such system to collect more store operation data such as consumer traffic flow and traffic flow sources, test drive frequencies and sales conversion rate. We also use data collected by other means to improve the performance of our stores. This information helps us adjust store-specific retailing and marketing strategies, thereby increasing per store sales.

In addition to offering smart e-scooters, our stores also serve as our service stations to provide after-sales services such as inspection, maintenance and repair services. Under our standard franchise agreement with the city partners and franchised stores, if a customer requests a franchised store to repair one of our products within the term of the warranty, we will reimburse the franchised store for all reasonable labor cost incurred from the repair and also provide them with the necessary spare parts. By offering after-sales services, we aim to establish one-stop solution experience for our customers, continue to increase traffic flow to our stores and enhance user loyalty.

The majority of our city partners make full payments upfront for their orders, which helps us improve cash flow management.

Overseas Distribution

We export our products to distributors in 27 countries overseas, with Europe being our largest export market. We manufacture and customize our products based on the requirements of our international customers and we ensure our exported products are in compliance with the standards of the local markets.

For overseas markets, we cooperate with local distributors, who serve as our exclusive distributors in their respective regions. To be eligible for our local distributor in an overseas market, a potential business partner must meet certain qualifications and possess certain prerequisite capabilities, including, among others, preexisting business presence in motorcycles or consumer electronics and comprehensive sales and service network. In addition, our local distributors must share our vision in the promising future of smart and eco-friendly transportation products, and embrace our innovative marketing models.

Typically, we enter into a distribution agreement with each of our local distributors, under which the local distributor will commit to a minimum annual purchase amount from us, for a period of one to three years. Our shipping arrangements with local distributors mainly under FOB terms.

We position smart e-scooters as a fashionable, premium urban transportation in overseas markets. Our distributors sell our products primarily in the following three types of stores in overseas markets:

•                  branded flagship stores, which are located in the core business areas in major cities, have a space of over 100 square meters, and carry our smart e-scooters exclusively.

•                  shop-in-shop stores, which are located in downtowns in major cities, where the entire store has a space of over 100 square meters, and have a designated section for our smart e-scooters with a space of over 30 square meters.

•                  other point of sales, which are licensed to carry our smart e-scooters on a non-exclusive basis.

Scooter Sharing Program.  We have supported local operators in certain overseas markets to implement dockless scooter sharing programs powered by our internet-of-things, or IoT, technology. These scooter sharing programs were officially launched in cities across the world, such as Vienna, Madrid, Brussels, Auckland and Mexico City in 2018.

Online Distribution Network

We sell smart e-scooters and accessories online through third-party e-commerce platforms and on our own online store.

We have adopted the online to offline model, seamlessly integrating the online and offline networks to provide a seamless, consistent experience for our customers. These online platforms act as conduits for influencing customers and directing sales to physical stores. Our customers can conveniently place orders online and pick up their scooters at the franchised stores.

We entered into standard cooperation agreements with third-party e-commerce platforms, pursuant to which the e-commerce platforms provide us sales and price settlement services, and charge us commission fees and technical support annual fees. We are responsible for the logistics, customer services and after-sale services for the products sold on these platforms.

Marketing

We focus on promoting awareness of our brand generally and in particular as a lifestyle brand with high-quality smart e-scooters globally. Our brand and our e-scooters are marketed to retail customers through digital and experiential activities as well as through more traditional promotional and advertising activities. We aim to engage in cost-effective marketing activities by taking advantage of social media and to build an online and offline ecosystem of users that will promote awareness of our brand. To a lesser extent, we engage out-of-home advertising, such as through billboard advertising in cities and advertising on buses. Our marketing efforts include the following:

Profile-based online marketing

Leveraging our sophisticated data analytics capabilities, we are able to gain a deep understanding of our target customer profiles, such as demographics and interests. With this knowledge, we precisely direct our marketing efforts through targeted online channels to efficiently reach new customers with matching profiles or existing customers for repeat purchases. We conduct online marketing through channels such as search portals, social media, online video platforms, and e-commerce platforms. We also leverage the key major media popular with our target groups to regularly publish news and updates about our company, such as our product launch events. We conduct joint marketing activities with other tech brands. We also utilize our official bulletin board system (BBS), the NIU app and our social media accounts to distribute original content to, and interact with, our followers and existing users. Through the right channels, we deliver the right key messages and original contents to achieve effective marketing.

Location-based offline marketing

We conduct offline marketing and advertising through LCD billboard ads, elevators ads, bus ads, product roadshows, exhibitions in music festivals, among others. To achieve higher efficiency on offline marketing, we leverage riding data collected from our smart e-scooters. For example, in each city, we have a heat map showing anonymously where NIU users ride and park our e-scooters, a good indicator of locations of where potential users concentrate. The heat map allows us to select the optimal offline ads locations (such as LCD billboard, or bus routes or residential buildings) to reach our targeted consumer groups, or organize product roadshows in the most relevant venue.

Viral marketing via NIU community

Leveraging our excellent product quality, fashionable brand image and strong customer loyalty, we are able to utilize viral marketing strategies to achieve the word-of-mouth marketing. For example, from May 24 to May 31, 2018, we organized the NIU Douyin (Tik Tok) Competition on the Tik Tok user-generated video clip platform, where our users submit video clips featuring our smart e-scooters. Those user-generated videos have generated over 500,000 views in one week. Another example is the “New Cover for Three-Year Anniversary” marketing campaign, where any user who purchased our smart e-scooter before 2016 and managed to refer a new customer between May 20, 2018 and June 12, 2018 will get a new exterior for free. This campaign was read by over 50,000 users from social media, and within around three weeks, we received almost 10,000 new customer referrals.

Event-driven marketing

In addition to our day-to-day marketing operation, we organize event-driven marketing activities, such as new product launches, company key milestone media events and monthly offline marketing events.

New product launches are typically our largest events of the year. Starting in 2015, we have organized product launch events every year, joined by a large group of live audience including our users and partners, with extensive media coverage. In June 2018, we launched our NGT and M+ smart e-scooters at Carrousel de Louvre, Paris, with nearly 300 media covering the launch. In August 2018, we launched our UM model in Shanghai during the co-branding event with McLaren GT Customer Racing. In April 2019, we launched our U+ and US models and new lifestyle category, NIU AERO Sports Bicycles, in Beijing, and organized a two-day NIU Brand event for our fans.

We organize product roadshows and marketing events across many cities in China, typically after we announce new products. For example, we organized 15 product roadshows and marketing events in 2017 and 8 in 2018 across China to demonstrate our product and interact with our users. Users riding distance reached 100 million km in October 2016, and 1 billion km in April 2018. We organized media events for both milestones.

We have participated in festivals or product exhibitions popular among our targeted groups, such as Strawberry Music Festival and Innersect Show. Through participation in such events, we not only interact with our users and enhance our connections with our users, but also reinforce our users’ perception of “NIU” brand as a premium lifestyle brand.

We sponsor and participate in non-profit social activities such as marathons, through which we exemplify green and lifestyle, and it has been positively received by runners and spectators nationwide.

Overseas marketing

We invest in overseas marketing with a view to broaden our brand awareness in the international markets. We adopted a dynamic marketing strategy that combines traditional public relations, tactical digital marketing, and strategic retail and event marketing.

We have engaged leading consumer technology public relations firms to assist us in building trust, awareness and thought leadership in the e-mobility space.

Competition

We operate in the lithium-ion battery-powered electric two-wheeled vehicles market, which is a segment of the electric two-wheeled vehicles market. The segment is growing rapidly, and we believe we maintain competitive advantages in a number of areas, including brand, product design and quality, smart features, omnichannel retail model and a loyal customer base.

Our high product quality, strong brand recognition and high customer satisfaction give us exceptional pricing power. We are a premium brand in the lithium-ion battery-powered electric two-wheeled vehicles industry.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may face intense competition in the electric two-wheeled vehicles industry.”

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. The agreements we entered into with our employees also provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

Our intellectual property rights are critical to our business. As of December 31, 2018, we owned 181 patents, 120 registered trademarks and 9 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 120 registered trademarks, 31 are registered in the PRC and 89 in other countries and regions. As of the same date, we had 182 applications for patents and trademarks pending in the PRC, Europe and other jurisdictions.

Regulations

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Production of Electric Bicycles

On July 9, 2005, the State Council of the PRC promulgated the Regulation of the PRC on the Administration of Production License for Industrial Products, or the Production License Regulations. On April 21, 2014, the General Administration of Quality Supervision, Inspection and Quarantine, or the AQSIQ, issued the Measures for the Implementation of the Regulations of the PRC Administration of Production Licenses for Industrial Products, or the Measures. According to the Production License Regulations and the Measures, any enterprise that has not obtained a production license for a product listed in the Announcement of the Product Catalog Implementing the Production Licensing System, or the Production Catalog, which was issued by the AQSIQ on November 20, 2012, must not produce the relevant product. An enterprise must file an application to the provincial administration of quality and technology supervision for the license of producing the products listed in the Production Catalog. Otherwise, relevant authorities can impose fines and other administrative sanctions, and serious violations may result in criminal liabilities. According to the Production Catalog, most of our products are classified as electric bicycles, which are industrial products that fall within the scope of Production License Regulations and Measures. Thus, we have obtained the appropriate production license thereof. On June 24, 2017, the State Council issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was canceled and was changed to implement mandatory product certification management. However, on October 26, 2017, AQSIQ announced that the production of the electric bicycles is still under the production licensing system. According to this announcement, the production license regulatory regime will be implemented pursuant to the new electric bicycle technical standard, which is the Safety and Technical Specification for Electric Bicycle (GB 17761-2018), or the new standard GB 17761-2018, promulgated by the State Administration for Market Regulation and the National Standardization Management Committee on May 15, 2018 and will become effective on April 15, 2019. The new standard GB 17761-2018 replaces the General Technical Requirements for Electric Bicycles (GB 17761-1999), or the old standard GB 17761-1999, which were issued by the Quality and Technology Supervision Bureau on May 28, 1999 and became effective from October 1, 1999. The eleven-month period between the promulgation date and effective date of the new standard GB 17761-2018 is a transition period. Whereas we have already been granted the certification of the Old Standard and therefore recognized as “the First Batch of Electric Bicycle Manufacturers Meeting the New National Standard” by the Quality Control and Technical Evaluation Control Room of the National Electric Bicycle and Battery Product Quality Supervision and Inspection Center, certain of our models may not qualify under the New Standard and may require either re-engineering or reclassification as motorcycles. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our smart e-scooters are subject to safety standards and failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.”

Regulations on Qualification of Production of Electric Motorcycles

Pursuant to the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Measures, issued on November 30, 2002 and the Implementing Rules of the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Rules, issued on December 31, 2002, enterprises must pass the production access examination and obtain the Motorcycle Production Access Certificate before manufacturing motorcycles in the PRC, and if an enterprise conducts a motorcycle manufacturing consignment, both the consignee and the consignor are required to obtain the Motorcycle Production Access Certificate. On January 14, 2010, the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Matters Related to Electric Motorcycle Production Enterprises and Product Access Management, or the Circular, which imposes production restrictions on enterprises who currently produce or intend to produce electric motorcycles. Such enterprises must satisfy the MIIT’s access requirements and be on the list of the Announcement on Vehicle Manufacturers and Products before continuing or commencing production. We are not on the list but we entered into a manufacturing cooperation agreement with a motorcycle manufacturer with required qualifications to manufacture the re-engineered N-Series and M+ model e-scooters. On November 27, 2018, the MIIT promulgated the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, which will become effective on June 1, 2019 and replace the Motorcycle Manufacturing Measures and the Motorcycle Manufacturing Rules. According to the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, the authorities will continue to implement a classified access administration of enterprises engaged in the manufacturing of road motor vehicles and road motor vehicle products, and road motor vehicle design enterprises are encouraged to cooperate with or consign to licensed road motor vehicle manufacturing enterprises in manufacturing process. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our smart e-scooters are subject to safety standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.”

Regulations on Registration of Electric Bicycles

Pursuant to the Road Traffic Safety Law of the PRC (Revised in 2011), a non-motorized vehicle which ought to be lawfully registered shall be deemed street-illegal until it has been registered with the local traffic administrative department. In addition, the categories of such non-motorized vehicles shall be determined by provincial governments in light of their respective actual local situation and shall consist of technical standards in terms of overall weight, braking performance, overall size and reflectors, which all non-motorized vehicles should abide by. We have obtained the production license for electric bicycles according to relevant regulations. We will adjust the technical standards of our e-scooters to be sold at local markets until the technical standards meet local requirements and our e-scooter is listed on the local catalog which indicates the e-scooters on it are permitted to be lawfully registered.

Pursuant to the Circular on Strengthening the Management of Electric Bicycles, jointly promulgated by the State Administration for Industry and Commerce, the AQSIQ, the Ministry of Public Security, or the MPS, and the MIIT on March 18, 2011, any non-compliant vehicle may not be registered as a non-motorized vehicle, which in turn means it shall be deemed street-illegal.

Therefore, some PRC local governments issued restrictive provisions on electric bicycles. Some local governments (such as Beijing, Shanghai, Anhui province, Jiangsu province, Guangxi province, Zhejiang province and Gansu province) implemented a catalog management system requiring (i) dealers to apply for approval of sales of electric two-wheeled vehicles; (ii) restricting and prohibiting sales and/or use of electric two-wheeled vehicles that do not meet the required standards; and/or (iii) end users to register electric two-wheeled vehicles. For example, on October 20, 2013, the Shanghai Municipal People’s Congress promulgated the Measures for the Management of Non-motorized Vehicles in Shanghai, which stipulates that any non-motorized vehicle that is sold in Shanghai must be registered with relevant department. Most of our products have obtained sales approval in Beijing, Shanghai, Anhui province, Jiangsu province, Guangxi province, Zhejiang province, Gansu province and other major provinces and cities. In addition, we will cooperate with local governments that require us to obtain approval of sales. On the other hand, several local municipal governments (such as Xiamen, Shenzhen and Dongguan) have promulgated rules and regulations prohibiting the riding of electric bicycles/electric scooters in specific districts, and also restricting the use of registered electric two-wheeled vehicles. Due to the limited number of such districts, which are not our major source of revenue, the regulations of prohibiting and restricting do not have substantial effect on our revenue.

Regulations on Registration of Motorcycles

Pursuant to the Provisions on the Registration of Motor Vehicles of the PRC promulgated on May 27, 2008 and amended on September 12, 2012, the owner of a motor vehicle, including motorcycles, shall apply for registration of such motor vehicle after obtaining the certificate of qualified motor vehicle safety technical inspection from a local motor vehicle safety technical inspection institution. On October 18, 2014, the Circular of the Ministry of Industry and Information Technology and the Ministry of Public Security on Strengthening the Production and Registration Management of Minibuses and Motorcycles was issued, which reiterates that motorcycles must be registered, and in order to simplify the motorcycle registration procedures in rural areas, motorcycles may gradually be sold with license, and motorcycle sales enterprises may be entrusted to register motorcycles before motorcycles are sold.

In recent years, in order to control the number of motor vehicles on the road, certain local governments have issued restrictions on the issuance of vehicle license plates, but these restrictions generally do not apply to the issuance of license plates for new energy vehicles, which makes it easier for purchasers of new energy vehicles to obtain automobile license plates. For example, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, local authorities will issue new automobile license plates to qualified purchasers of new energy vehicles without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees.

Regulations on Production Safety

Pursuant to the Production Safety Law of the PRC, or the Production Safety Law, which took effect on November 1, 2002 and was amended on August 31, 2014, the entities that are engaged in production and business operation activities must implement national industrial standards which guarantee the production safety and comply with production safety requirements provided by the laws, administrative regulations and national or industrial standards. An entity must take effective measures for safety production, maintain safety facilities, examine the safety production procedures, educate and train employees and take any other measures to ensure the safety of its employees and the public. An entity or its relevant persons-in-charge which has failed to perform such safety production liabilities will be required to make amends within a time limit or face administrative penalties. If it fails to amend within the prescribed time limit, the production and business operation entity may be ordered to suspend business for rectification, and serious violations may result in criminal liabilities. Our production behaviors are compliant with the Production Safety Law so far.

Regulations on Product Quality

The Product Quality Law of the PRC, or the Product Quality Law, was adopted on February 22, 1993 and amended on July 8, 2000 and again on August 27, 2009. The Product Quality Law applies to anyone who manufactures or sells any product within the territory of the PRC. It is prohibited from producing or selling counterfeit products in any form, including counterfeit brands, or providing false information about the product manufacturers. Violation of national or industrial standards may result in civil liability and administrative penalties such as compensation, fines, suspension of business and confiscation of illegal income, and serious violations may result in criminal liabilities. We are in compliant with any of provisions of the Product Quality Law.

Under the Application Scope of the First Batch of Products Implementing Mandatory Product Certification Catalogue effective on July 1, 2002, motorcycles and bicycles with gasoline and other engines were within the product catalogue that must apply the compulsory product certification. On July 3, 2009, the Administrative Regulations for Compulsory Product Certification was promulgated, pursuant to which that several specified products must not be delivered, sold, imported or used in other business activities until they complete the compulsory product certification and be labeled with certification mark. According to the Announcement on the Transition Period Arrangement for the Management of Mandatory Product Certification of Motorcycle Crew Helmets, Electric Blankets and Motorcycle Products, promulgated by the AQSIQ and the Certification and Accreditation Administration of the PRC on October 11, 2017, motorcycle and bicycle productions must still be under a license administration, and the transition period arrangement of the compulsory product certification of motorcycle and bicycle productions are subject to future regulations. We plan to start the process of obtaining the compulsory product certification for our products after detailed measures for motorcycles and bicycles is issued. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business— Our smart e-scooters are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

Regulations Relating to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and amended on April 6, 2004 and November 7, 2016, respectively, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by MOFCOM on June 25, 2004 and effective on July 1, 2004, foreign trade operators engaged in the import and export of goods or the import and export of technology must register with MOFCOM or its authorized institution. In addition, if an entity imports or exports goods as consignee or consignor, it shall register with the local customs according to the Administrative Provisions of the Customs of the PRC on the Registration of Customs Declaration Entities, promulgated on March 13, 2014, and amended on December 20, 2017 and May 29, 2018, respectively, came into effect on July 1, 2018. We have registered with authorities pursuant to the applicable provisions.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guidance Catalog of Industries for Foreign Investment (revised in 2017), or the Guidance Catalog, which was promulgated and is amended from time to time by the NDRC and MOFCOM. The Guidance Catalog divides industries into three categories in terms of foreign investment, which are “encouraged,” “restricted” and “prohibited,” and any industries not listed under one of these categories are generally deemed to be permitted. On June 28, 2018, the NDRC and MOFCOM promulgated Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition), which came into effect on July 28, 2018 and replace the Guidance Catalog.

Foreign investment in telecommunications companies in the PRC is governed by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Enterprises Provisions, which were promulgated by the State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016. The Foreign-Invested Telecommunications Enterprises Provisions prohibits a foreign investor from holding over 50% of the total equity interest in any value-added telecommunications service business in China. We operate our website www.niu.com and our NIU app through Beijing Niudian and sell our e-scooters and peripheral products on the website.

Regulations Relating to Overseas Investment

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or the NDRC Order 11. As defined in the NDRC Order 11, “overseas investment” refers to the investment activities conducted by an enterprise located in the territory of China, either directly or through an offshore enterprise under its control, by making investment with assets and equities or providing financing or a guarantee in order to acquire overseas ownership, control, management rights and other related interests. Furthermore, overseas investment by a Chinese individual through overseas enterprises under his/her control is also subject to the NDRC Order 11. According to the NDRC Order 11, (i) direct overseas investment by Chinese enterprises or indirect overseas investment by Chinese enterprises or individuals in sensitive industries or sensitive countries and regions requires prior approval by the NDRC; (ii) direct overseas investment by Chinese enterprises in non-sensitive industries and non-sensitive countries and regions requires prior filing with the NDRC; and (iii) indirect overseas investment of over US$300 million by Chinese enterprises or individuals in non-sensitive industries and non-sensitive countries and regions requires reporting with the NDRC. Uncertainties remain with respect to the application of the NDRC Order 11. We are not sure if we were to use a portion of the proceeds raised from our initial public offering to fund investments in and acquisitions of complementary business and assets outside of China, such use of U.S. dollars funds held outside of China would be subject to the NDRC Order 11. As the NDRC Order 11 was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. We will continue to monitor any new rules, interpretation and guidance promulgated by the NDRC and communicate with the NDRC and its local branches to seek their opinions, when necessary.

Regulations Relating to Foreign Debt

On March 1, 2003, the NDRC, Ministry of Finance and SAFE promulgated Interim Provisions on the Management of Foreign Debts, pursuant to which the summation of the accumulated medium-term and long-term debts borrowed by foreign-invested entities and the balance of short-term debts shall not exceed the surplus between the total investment in projects approved by the verifying departments and the registered capital, or the Surplus Limit. Within the range of the Surplus Limit foreign-invested entities may borrow foreign loans at their own will. If the loans exceed the Surplus Limit, the total investment in projects shall be reexamined by the original examination and approval departments. In addition, on January 11, 2017, PBOC promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets out a upper limit for PRC entities, including foreign-invested entities and domestic-invested entities, regarding their foreign debts, or the Financing Limit. Pursuant to PBOC Circular 9, the Financing Limit for entities shall be calculated based on the following formula: the Financing Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. As to net assets, entities shall take the net assets value stated in their respective latest audited financial statement in calculation; the cross-border financing leverage ratio for enterprises is two (2); the macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts. PBOC Circular 9 stipulates a one-year transitional period, or Transitional Period, from its promulgation date for foreign-invested entities, during which they could choose the calculation method of foreign debt upper limit based on either (i) the Surplus Limit, or (ii) the Financing Limit. After the Transition Period, the method applicable to foreign-invested entities shall be determined by the PBOC and the SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of December 31, 2018, PBOC or SAFE has not issued any new regulations regarding the application calculation method of foreign debt upper limit for foreign-invested entities. As to domestic-invested entities, they are only subject to the Financing Limit from the date of promulgation of PBOC Circular 9 regardless of the Transitional Period.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is heavily regulated and restricted as a national security issue. The SCNPC enacted the Decisions on Maintaining Internet Security in December 2000, as further amended in August 2009, which impose criminal liabilities on persons or entities that: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the internet in ways that would result in the leakage of state secrets or dissemination of socially destabilizing content. If an internet information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in December 2011, an internet information service provider may not collect any user’s personal information or provide any such information to third parties without that user’s consent. It must also expressly inform that user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information as necessary for the provision of its services. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User’s Personal Information issued by the MIIT in July 2013, any collection and use of a user’s personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

In November 2016, the SCNPC promulgated the Network Security Law of the PRC, or the Network Security Law, which took effect on June 1, 2017. Pursuant to the Network Security Law, a network operator, including, without limitation, internet information service providers, must take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities and maintain the integrity, confidentiality and availability of network data. Any violation of the provisions and requirements under the Network Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. Our current data collection and use policy are compliant with the regulation.

Regulations Relating to Value-Added Telecommunication Services

Pursuant to the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, telecommunication service providers must obtain an operating license prior to the commencement operations. The Telecommunications Regulations categorize telecommunication services into basic telecommunication services and value-added telecommunication services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations, information services provided via fixed network, mobile network and internet fall within value-added telecommunication services.

In July 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses. Under these regulations, a commercial operator of value-added telecommunication services must first obtain a license for value-added telecommunications business, or ICP License, from the MIIT or its provincial level counterparts. Our consolidated affiliated entity, Beijing Niudian, the main operating entity which sells our products to third-parties, has obtained an ICP License for information service business.

Regulations Relating to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile app information service providers are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, which were promulgated by the Cyberspace Administration of China on June 28, 2016 and became effective on August 1, 2016.

Under the App Provisions, mobile app information service providers are required to obtain relevant qualifications prescribed by laws and regulations, take responsibility for the supervision and administration of mobile app information as required by laws and regulations and implement the information security management responsibilities.

We have implemented the necessary programs in our mobile app, including programs for data collection notification and for preventing data breach, damage and loss, to make sure the collection, protection and preservation of user information are in compliance with the App Provisions in all material aspects. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business—We retain certain personal information about our users and may be subject to various privacy and consumer protection laws.”

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Regulations on Copyright

Pursuant to the Copyright Law of the PRC revised by the Standing Committee of the National People’s Congress on February 26, 2010 and came into effect on April 1, 2010, as amended in 2010, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitutes an infringement of copyright. The infringer shall, among others, according to the circumstances of the case, undertake to cease the infringement, take remedial action, offer an apology and pay damages. We have registered our copyright on 9 sets of software codes regarding our BMS and other control or management systems.

Regulations on Patent

The Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress and the Detailed Rules for the Implementation of the Patent Law of the PRC (revised in 2010) promulgated by the State Council provide for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right. As of December 31, 2018, we had not received any third-party claims against our patents or patent applications.

Regulations on Trademark

Pursuant to the Trademark Law of the PRC promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and respectively revised on February 22, 1993, October 27, 2001 and August 30, 2013, and the Regulation on the Implementation of the Trademark Law of the PRC (revised in 2014) promulgated by the State Council on August 3, 2002 and revised on April 29, 2014, the right to the exclusive use of a registered trademark is limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark is ten years, counted from the day that the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, remedial action, or pay damages. The trademark application for class 12 of our “NIU” brand was contested and is currently pending approval. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business—We may need to defend ourselves against patent, trademark or other intellectual property rights infringement claims, which may be time-consuming and would cause us to incur substantial costs.”

Regulations on Domain Name

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names promulgated by the MIIT on August 24, 2017 and came into effect on November 1, 2017, and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center on May 28, 2012, which became effective on May 29, 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations Relating to Employment

Pursuant to the Labor Law of the PRC, the Labor Contract Law of the PRC, or the Labor Contract Law, and the Implementing Regulations of the PRC Labor Contract Law, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to their employees. Employees are also required to be able to work in safe and sanitary conditions.

According to the Social Insurance Law of the PRC, promulgated by the SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, the Regulation of Unemployment Insurance, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute social insurance for its employees in the PRC, including basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.”

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The SAFE promulgated the Circular on Issues Relating to the Administration of Foreign Exchange of Offshore Investment and Financing through Special Purpose Vehicles and Round-Tripping Investment by PRC Resident, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75”. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of offshore investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Circular on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles promulgated on July 4, 2014 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company must register with SAFE or its local branches before exercising such rights.

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law of the PRC, the Foreign Invested Enterprise Law of the PRC, the Implementation Rules of the Foreign Invested Enterprise Law of the PRC, the Sino-foreign Equity Joint Venture Law of the PRC and the Implementation Regulations of the Sino-foreign Equity Joint Venture Law of the PRC. Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Relating to Taxation

Regulations on Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay enterprise income tax at the rate of 25%, while non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside China but with its “de facto management body” located within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting and properties” of the enterprise.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent that such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Circular on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, issued on October 27, 2009 by SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, will not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from certain investments. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015 and was amended in June 2018, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. We may be classified as PRC resident tax payers. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Regulations on Value-Added Tax

Pursuant to the Provisional Regulation of the PRC on Value-Added Tax issued by the State Council, effective on January 1, 1994, which is amended on February 6, 2016 and on November 19, 2017, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay a valued-added tax, or VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the Ministry of Finance and the SAT on Adjusting Value-Added Tax Rates was promulgated, which provides that effective from the date of May 1, 2018, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. On March 20, 2019, the Announcement on Relevant Policies for Deepening Value-Added Tax Reform was jointly promulgated the Ministry of Finance, the SAT and the General Administration of Customs, which further provides that effective from the date of April 1, 2019, the VAT rate of gross proceeds from sales and importation of goods and provision of services shall be adjusted from 16% to 13%, with the VAT rate of certain categories of goods shall be adjusted from 10% to 9%. In addition, under the Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, our VIE and its subsidiaries, as of the date of this annual report:

(1)         Token Yilin Hu, Mingming Huang, Yi’nan Li, Shichun Wu, Yuqin Zhang and Changlong Sheng each holds 79.21%, 6.32%, 5.0%, 4.21%, 2.63% and 2.63% of the equity interest in Beijing Niudian, respectively. All of the shareholders of Beijing Niudian are beneficial owners of the shares of our company. Mr. Token Yilin Hu is also a director and vice president of research and development of our company.

The following is a summary of the currently effective contractual arrangements relating to Beijing Niudian.

Agreements that provide us with effective control over our VIE

Powers of Attorney.  Each of the shareholders of Beijing Niudian has executed a power of attorney on July 20, 2018 to irrevocably authorize our company to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Beijing Niudian, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder. The powers of attorney will remain effective, as long as the shareholders of Beijing Niudian remain as registered shareholders of Beijing Niudian, unless otherwise instructed by our company.

Amended and Restated Equity Pledge Agreement.  Pursuant to the amended and restated equity pledge agreement, dated July 20, 2018, among our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian, the shareholders of Beijing Niudian have pledged the 100% equity interests in Beijing Niudian to our WFOE to guarantee performance by the shareholders of their obligations under the amended and restated exclusive option agreement and powers of attorney, as well as the performance by Beijing Niudian of its obligations under the amended and restated exclusive business cooperation agreement and the amended and restated exclusive option agreement. In the event of a breach by Beijing Niudian or any of its shareholders of contractual obligations under the amended and restated equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Niudian and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing Niudian also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Beijing Niudian undertakes that, without the prior written consent of our WFOE, it will not assist or allow any encumbrance to be created on the pledged equity interests. We have completed registering the equity pledge under the amended and restated equity pledge agreement with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Spousal Consent Letters.  The spouses of the shareholders of Beijing Niudian have each signed a spousal consent letter agreeing that the equity interests in Beijing Niudian held by and registered under the name of the respective shareholders will be disposed of pursuant to the VIE Agreements. These spouses agreed not to assert any rights over the equity interest in Beijing Niudian held by their spouses.

Agreements that allow us to receive economic benefits from our VIE

Amended and Restated Exclusive Business Cooperation Agreements.  Pursuant to the amended and restated exclusive business cooperation agreement, dated July 20, 2018, between our WFOE and Beijing Niudian, our WFOE has the exclusive right to provide Beijing Niudian with operational supports as well as consulting and technical services required by Beijing Niudian’s business. Without our WFOE’s prior written consent, Beijing Niudian may not accept any services subject to this agreement from any third party. Beijing Niudian agrees to pay our WFOE a monthly service fee at an amount that is equal to 100% of its net profits or an amount adjusted by our WFOE in its sole discretion for the relevant month, which should be paid within seven business days upon receipt of invoice from our WFOE. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the amended and restated exclusive business cooperation agreement to the extent permitted by applicable PRC law. To guarantee Beijing Niudian’s performance of its obligations thereunder, the shareholders of Beijing Niudian shall pledge all of their equity interests in Beijing Niudian to our WFOE pursuant to the amended and restated share pledge agreement. The amended and restated exclusive business cooperation agreement will remain effective for a term equal to Beijing Niudian’s operating period, unless otherwise terminated by our WFOE in writing or in accordance with applicable PRC law.

In June, 2018, our WFOE and Jiangsu Xiaoniu entered into the amended and restated exclusive business cooperation agreement, which contains terms substantially similar to the amended and restated exclusive business cooperation agreement between our WFOE and Beijing Niudian described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIE

Amended and Restated Exclusive Option Agreements.  Pursuant to the amended and restated exclusive option agreement, dated July 20, 2018, among our company, our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian has irrevocably granted our company an exclusive option to purchase all or part of his or her equity interests in Beijing Niudian. Our company or our designated person may exercise such options at the price of RMB100 or the lowest price permitted under applicable PRC law. The shareholders of Beijing Niudian undertake that, without our company’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Beijing Niudian, (ii) transfer or otherwise dispose of their equity interests in Beijing Niudian, (iii) change Beijing Niudian’s registered capital, (iv) amend Beijing Niudian’s articles of association, (v) dispose of Beijing Niudian’s material assets or enter into any material contract with a value of over RMB100,000 (except in the ordinary course of business), or (vi) merge Beijing Niudian with any other entity. In addition, Beijing Niudian undertakes that, without our company’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The amended and restated exclusive option agreement will remain effective until all equity interests in and all the assets of Beijing Niudian have been transferred to our company or our designated person.

In the opinion of DaHui Lawyers, our PRC legal counsel:

•                  the ownership structures of our VIE in China and our WFOE, are not in violation of applicable PRC laws and regulations currently in effect; and

•                  the contractual arrangements between our Company, our WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements in connection with the VIE structure do not comply with PRC laws, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.                                    Property, Plant and Equipment

Our headquarters is located in Beijing, China, where we lease and occupy our office space with an aggregate floor area of approximately 1,400 square meters. Our Niu Innovation Lab is located in Shanghai, China, where we lease and occupy our office space with an aggregate floor area of approximately 1,000 square meters. A substantial majority of our employees are based at our headquarters in Beijing.

We do not currently own any of our facilities. The following table sets forth the location, approximate size and primary use of our leased facilities:

Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Expiration Date
Beijing	1,397	Office	May 12, 2019
Shanghai	638	Office	March 31, 2021
Shanghai	346	Office	November 14, 2021
Changzhou	12,000	Manufacturing Facility	December 31, 2019
Changzhou	5,238	Maintenance Facility	April 30, 2021

Item 4A. Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information— D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.                                    Operating Results

Overview

We are the world’s leading provider of smart urban mobility solutions, and the largest lithium-ion battery-powered e-scooters company in China and a leader in Europe in terms of sales volume in 2017, according to CIC.

We currently design, manufacture and sell high-performance smart e-scooters. We have a streamlined product portfolio consisting of three series, N, M and U, with multiple models and specifications for each series. We have built our smart e-scooters based on our advanced and innovative technologies and with our user-centric product design philosophy. We purchase raw materials and main components, such as batteries, motors, tires, battery chargers and controllers, from suppliers and assemble our products in our own production facility. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sell and service our products through city partners and franchised stores in China, and distributors in overseas markets, as well as on our own online store and third-party e-commerce platforms.

Our brand “NIU,” representing style, freedom and technology, has inspired many followers and also enabled us to build a loyal user base. We also offer the NIU app as an integral part of the user experience. The strong brand awareness and customer loyalty have given us exceptional pricing power. Capitalizing on our premium brand, we have also been able to sell lifestyle accessories, which are well received by customers.

We currently generate a substantial majority of our revenues from sales of smart e-scooters to our distributors offline or to individual consumers online. We also generate revenues by selling accessories and spare parts and providing mobile app and other services.

We have grown rapidly while at the same time improving our margin. Our net revenues were RMB1,477.8 million (US$214.9 million) in 2018, representing an increase of 92.1% from RMB769.4 million in 2017. We had a gross margin of 13.4% in 2018, compared with 7.1% in 2017. We had a net loss of RMB349.0 million (US$50.8 million) in 2018 as compared to RMB184.7 million in 2017, with our net loss margin, defined as net loss as a percentage of net revenues, slightly decreasing from 24.0% in 2017 to 23.6% in 2018.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s electric two-wheeled vehicles industry, including, among others, China’s overall economic growth, the increase in per capita disposable income, the expansion of urbanization, the growth in consumer spending and consumption upgrades, the competitive environment, governmental policies and initiatives towards electric two-wheeled vehicles, as well as the general factors affecting the electric two-wheeled vehicles industry in overseas markets. Unfavorable changes in any of these general industry conditions could negatively affect demand for our smart e-scooters and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by company specific factors, including the following major factors:

•                  our ability to increase smart e-scooter sales volume;

•                  our ability to enhance or maintain pricing power;

•                  our ability to develop and sell more accessory and spare parts and services;

•                  our ability to manage our supply chain and manufacturing;

•                  our ability to enhance our operational efficiency; and

•                  our ability to expand into international markets.

Our ability to increase smart e-scooter sales volume

Increase in the smart e-scooters sales volume is a key driver of our revenue growth. Our net revenues increased by 116.8% from RMB354.8 million in 2016 to RMB769.4 million in 2017, and further by 92.1% to RMB1,477.8 million (US$214.9 million) in 2018. The number of smart e-scooters sold increased by 123.2% from 84,879 in 2016 to 189,467 in 2017, and by 79.2% further to 339,585 in 2018. The following table shows the number of smart e-scooters we sold in the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	Units	%	Units	%	Units	%
N-Series	50,910	60.0	86,524	45.7	117,289	34.5
M-Series	33,969	40.0	54,001	28.5	122,233	36.0
U-Series	—	—	48,942	25.8	100,063	29.5
Total	84,879	100.0	189,467	100.0	339,585	100.0

Our ability to increase smart e-scooters sales volume depends on our ability to innovate in design and technology and offer smart e-scooter products that meet the users’ demand. We currently have a streamlined product portfolio consisting of three series, N, M and U, with multiple models and specifications for each series. We launched the M+, NGT and UM models in 2018. In April 2019, we launched two new models, U+  and US. We plan to launch two or more smart e-scooter series or models each year in the near and medium term, aiming to cover the full spectrum of the urban mobility solutions. Moreover, our ability to increase the sales volume also depends on our ability to continually enhance our brand to attract users and purchases, as well as our ability to successfully execute our omnichannel retail model and expand our sales network both domestically and globally.

Our ability to enhance or maintain our pricing power

Our ability to achieve profitability depends on our ability to enhance or maintain our pricing power, or the ability to obtain a price premium for our smart e-scooters. See “Item 4. Information on the Company—B. Business Overview—Our Smart E-Scooters” for the retail prices for each series and models of our smart e-scooters. Our well-designed high-performance smart e-scooters built with our user-centric product development philosophy, together with the superior user experience we offer, allow us to establish a strong lifestyle brand. With our strong brand, we have achieved exceptional customer loyalty and pricing power. Our customers are willing to pay a premium for our products. The retail price of certain specifications of our N and M models sold in China was increased in 2017. Although we increased the retail price across a majority of our e-scooter models in March 2017, with the volume-weighted average retail price increasing by 8.2%, we were still able to achieve a solid growth of 123.2% in sales volume in 2017, as compared to 2016. Moreover, we raised the retail price of certain specifications of our N, M and U models in January 2018, with the volume-weighted average price increasing by 9.3%, we were still able to achieve a solid growth of 79.2% in sales volume in 2018, as compared to 2017. To enhance or maintain our pricing power, we will continue to innovate to further improve the performance of our smart e-scooters and user experience and further enhance our brand.

The retail price of our e-scooters does not represent revenues attributed to us for sales made through third parties. We generate revenue by selling smart e-scooters to our city partners in China and overseas distributors at a discount to the retail price. In addition, we incentivize them by providing sales volume rebate. The discount and the rebate as well as VAT result in the main difference between our volume-weighted average retail price and our net revenues per e-scooter, defined as net revenues divided by the number of e-scooters sold in a specified period. Our net revenues per e-scooter decreased from RMB4,180 in 2016 to RMB4,061 in 2017, which is mainly due to our shift to an enhanced omnichannel retail model and the change in our product mix in 2017. Our net revenues per e-scooter increased from RMB4,061 in 2017 to RMB4,352 in 2018, which is mainly due to higher retail prices for certain e-scooter models and a higher proportion of overseas sales in 2018. We believe that retail price of our e-scooters demonstrates our customer loyalty and pricing power, which has an impact on our revenues and financial performance.

Our ability to develop and sell more accessories and spare parts and services

Our results of operations are also affected by our ability to develop and sell more accessories and spare parts. Leveraging our strong lifestyle brand, we have been able to generate revenue from selling accessories and spare parts. Net revenues generated from selling accessories and spare parts represented 4.2%, 6.4% and 6.2% of our net revenues in 2016, 2017 and 2018, respectively. We will continue to enhance our brand and capitalize on our premium brand to develop and sell more accessories to capture more business opportunities.

We also generate revenue from the NIU app by providing subscription-based mobile app services. Users will need to subscribe for the mobile app service by paying a fee after an initial period of one or two years. Net revenues generated from providing mobile app services and other services represented 0.6%, 1.4% and 1.1% of our net revenues in 2016, 2017 and 2018, respectively. We will continue to further enhance the connectivity and other smart functionalities of our smart e-scooters and the NIU app and improve the user experience. This not only provides us with additional revenue streams but also improves our gross margin.

Our ability to manage our supply chain and manufacturing

Material and manufacturing costs of our smart e-scooters have historically accounted for a substantial majority of our cost of revenues. Our future profitability is significantly dependent on our ability to control those costs as a percentage of our revenues, which in turn depends on our ability to effectively manage our supply chain and manufacturing process. Raw materials and components used in the production of our smart e-scooters are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. We generally engage multiple suppliers for the key components to minimize the dependency on any single supplier. We will continue to collaborate with our suppliers to manage the cost, capacity and quality of the raw materials and components. As our business further grows in scale, we expect to obtain more bargaining power and hence more favorable terms from suppliers, including pricing terms. Our ability to control cost of products sold also depends on our successful adoption of automatic and intelligent manufacturing equipment and procedures, and effective utilization of our platform-based engineering system, through which designs of new models may be easily adaptable to our existing production lines.

Our ability to enhance our operational efficiency

Our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. Excluding share-based compensation expense, selling and marketing expenses have historically represented the largest portion of our total operating expenses. The advertising and promotion expenses, consisting primarily of online and offline advertisements, are event-driven, and tend to be higher when we launch new products. Excluding advertising and promotions expenses, our selling and marketing expenses as a percentage of our net revenues decreased from 10.9% in 2016 to 7.1% in 2017, and further to 5.0% in 2018. Our ability to lower our selling and marketing expenses as a percentage of net revenues depends on our ability to manage our branding and promotion efforts, and improve selling and marketing efficiency. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. In addition to online channels, we sell and service our products through distribution channels, which consisted of 233 city partners with 760 franchised stores in over 178 cities in China and 22 distributors in 27 countries overseas as of December 31, 2018. These distributors promote our brand and market our products and services at their own cost. We will continue to expand and leverage our sales network to enhance our brand and improve sales efficiency. In addition, as our business grows, we expect to achieve greater operating leverage, increase the productivity of our personnel, and obtain more favorable terms from our suppliers.

Our ability to expand to international markets

We have experienced significant growth in our sales in international markets, particularly in Europe. As of December 31, 2018, we sold our smart e-scooters through 22 distributors in 27 countries overseas. In 2016, 2017 and 2018, 0.5%, 4.9% and 10.8% of our net revenues were derived from sales in Europe and other overseas markets. We believe our global opportunity is significant, and we will enter into selected overseas markets that offer identified growth opportunities and favorable government policies. In Europe, we will continue to expand our distribution network, launch new products suitable for local markets, partner with global leading companies to co-brand premium smart e-scooter models, and may seek different business opportunities such as the e-scooter sharing and commercial fleet to drive the growth beyond retail. We will pursue differentiated international strategies for different overseas markets, such as Southeast Asia and India. We believe that our expansion into selected international markets will not only drive our revenue growth but also enhance our brand awareness.

Key Components of Results of Operations

Net revenues

We generate revenue from sales of smart e-scooters, sales of accessories and spare parts, and provision of mobile app and other services. The following table sets forth the break-down of our net revenues, in amounts and as percentages of net revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues:
E-scooter sales	337,921	95.2	709,596	92.2	1,370,522	199,334	92.7
Accessories and spare parts sales	14,920	4.2	49,159	6.4	91,373	13,290	6.2
Service revenues	1,969	0.6	10,613	1.4	15,886	2,310	1.1
Total	354,810	100.0	769,368	100.0	1,477,781	214,934	100.0

Revenue is recognized net of sales volume rebate, return allowances and VAT. We provide sales volume rebate to qualified distributors based on the volume sold by such distributors in a certain period. Sales volume rebates are accrued, when the products are sold to distributors. Return allowances, which reduce net revenues, are estimated based on historical experiences.

Smart e-scooter sales.  We generate a substantial majority of our revenues from sales of smart e-scooters to our distributors offline or directly to individual consumers online.

We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our smart e-scooters. In China, we have a unique “city partner” system, and sell smart e-scooters to the city partners. City partners are our exclusive distributors, who either open and operate franchised stores or sign up franchised stores, and the franchised stores sell our products and provide services to individual consumers. In overseas markets, we sell to distributors. We generate revenue by selling smart e-scooters to our city partners in China and overseas distributors at a discount to the retail price. In addition, we incentivize them by providing sales volume rebate. Our net revenues are revenues net of the sales volume rebate and others. We also sell directly to individual consumers through third-party e-commerce platforms, as well as on our own online store. We treat distributors offline and individual consumers online as our customers.

Accessories and spare parts sales.  We sell proprietary accessories and spare parts to be installed on or used with our smart e-scooters, such as rear storage boxes and front baskets. We also offer NIU-branded accessories and general merchandise, such as decorative car plates, key chains and apparel.

Service revenues.  Our service revenues primarily  relate to our services associated with NIU app and NIU Cover.

•                  NIU app.  We generate revenue from the NIU app by providing subscription-based mobile app services. The subscription fee for the initial one to two years is included in the retail price of our smart e-scooters, and after the initial period, users will need to pay a fee to renew the subscription.

•                  NIU Cover.  We facilitate the sale of insurance policies for our smart e-scooters to individual customers, which are provided by third-party insurance companies.

In 2016, 2017 and 2018, we generated 99.5%, 95.1% and 89.2% of our net revenues from the PRC, respectively, and the rest from Europe and other overseas markets.

We expect our net revenues will continue to increase in the foreseeable future as we launch more smart e-scooter series or models, expand sales network and retail channels, and further expand our business. While sales of smart e-scooters will continue to contribute a substantial majority of our revenues, we expect that the revenues generated from selling accessories and spare parts and providing services will increase in absolute amounts in the foreseeable future.

Cost of revenues

Cost of products sold represents a substantial majority of our cost of revenues, and the other components of cost of revenues include write-downs of inventory, logistics costs and warranty costs.

Cost of products sold mainly consists of the cost for purchasing raw materials and components, the labor cost and other costs for manufacturing smart e-scooters. We purchase raw materials and main components, such as batteries, motors, tires, battery chargers and controllers, from suppliers and assemble smart e-scooters in our own production facility.

We expect that our cost of revenues will increase in the foreseeable future as we increase our smart e-scooter sales volume and further expand our business.

Gross margin

Our gross margin is mainly affected by the retail price, sales volume rebate and the cost per e-scooter. The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	(in thousands, except for percentage data)
Gross (loss)/profit	RMB	(12,777)	RMB	54,698	RMB	198,625	US$	28,889
Gross margin	(3.6)%		7.1%		13.4%		13.4%

Operating expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the break-down of our total operating expenses, in amounts and as percentages of total operating expenses for each of the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Operating expenses:
Selling and marketing expenses	89,754	42.0	83,065	41.7	150,151	21,839	29.1
Research and development expenses	33,090	15.5	39,493	19.8	91,812	13,353	17.8
General and administrative expenses	90,839	42.5	76,412	38.5	274,110	39,868	53.1
Total	213,683	100.0	198,970	100.0	516,073	75,060	100.0

Selling and marketing expenses.  Our selling and marketing expenses primarily consist of advertising and promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities.

The advertising and promotion expenses, consisting primarily of online and offline advertisements. Our advertising and promotions spending is event-driven, we tend to incur more advertising and promotion expenses when we launch new products.

We expect that our selling and marketing expenses, excluding the advertising and promotion expenses, will continue to increase in absolute amounts in the foreseeable future, as we plan to further expand our sales network and retail channels, and engage in more selling and marketing activities to enhance our brand and attract more purchases from new and existing customers.

Research and development expenses.  Our research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new products and technologies, expenses associated with the use by these functions of our facilities and equipment, such as depreciation and rental expenses, and expenses for outsourced engineering. We expect that our research and development expenses (excluding share-based compensation expenses) will continue to increase in absolute amounts in the foreseeable future, as we continue our innovation in design and technology and further grow our product portfolio.

General and administrative expenses.  Our general and administrative expenses mainly consist of payroll and related costs for employees engaging in general corporate functions, professional fees and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. We expect that our general and administrative expenses (excluding share-based compensation expenses) will increase in absolute amounts in the foreseeable future, as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong, Niu Technologies Group Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by Niu Technologies Group Limited will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Niu Technologies Group Limited is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Niu Technologies Group Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2016, 2017 or 2018.

PRC

Our PRC subsidiaries, the VIE, and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law, or the CIT Law, and are subject to a statutory income tax rate of 25%. We had no income tax expense for the years ended December 31, 2016, 2017 and 2018, as we had no taxable income in the respective periods. Deferred tax benefit was nil as full valuation allowance was provided for our deferred tax assets.

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise, or FIE, to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where Niu Technologies is incorporated, does not have such tax treaty with China. According to the Arrangement Between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the immediate holding company owns at least 25% of the equity interest of the FIE and satisfies all other requirements under the tax arrangement and receives approval from the relevant tax authority. We did not record any dividend withholding tax, as our PRC entities have no retained earnings in the periods presented. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside the PRC should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

To remedy our identified material weakness, we have implemented measures to improve our internal control over financial reporting, including: (i) hiring a chief financial officer and hiring an additional financial reporting manager and a reporting associate with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters; and (ii) hiring an internal audit manager and an internal audit associate with experience in SOX requirements and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting. In addition, we will continue to take other steps to strengthen our internal control over financial reporting, including: (i) upgrading our financial system to enhance our effectiveness and enhance control of financial analysis; (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements; (iii) establishing a regular training program for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements; and (iv) implementing and formalizing comprehensive internal controls over financial reporting, including developing a comprehensive policy and procedure manual, to allow for prevention, early detection and resolution of potential compliance issues. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. See “Risk Factors—Risks Relating to Our Business—In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. Our business has grown rapidly in recent years. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues	354,810	100.0	769,368	100.0	1,477,781	214,934	100.0
Cost of revenues(1)	(367,587)	(103.6)	(714,670)	(92.9)	(1,279,156)	(186,045)	(86.6)
Gross (loss)/profit	(12,777)	(3.6)	54,698	7.1	198,625	28,889	13.4
Operating expenses(1)
Selling and marketing expenses	(89,754)	(25.3)	(83,065)	(10.8)	(150,151)	(21,839)	(10.2)
Research and development expenses	(33,090)	(9.3)	(39,493)	(5.1)	(91,812)	(13,353)	(6.2)
General and administrative expenses	(90,839)	(25.6)	(76,412)	(9.9)	(274,110)	(39,868)	(18.5)
Total operating expenses	(213,683)	(60.2)	(198,970)	(25.9)	(516,073)	(75,060)	(34.9)
Operating loss	(226,460)	(63.8)	(144,272)	(18.8)	(317,448)	(46,171)	(21.5)
Change in fair value of a convertible loan	—	—	(43,006)	(5.6)	(34,500)	(5,018)	(2.3)
Interest expenses	(2,320)	(0.7)	(3,154)	(0.4)	(7,722)	(1,123)	(0.5)
Interest income	661	0.2	1,007	0.1	2,999	436	0.2
Investment income	370	0.1	2,316	0.3	4,602	669	0.3
Foreign currency exchange (losses)/gain	(6,280)	(1.8)	1,613	0.2	1,646	239	0.1
Government grants	1,308	0.4	833	0.1	1,396	204	0.1
Loss before income taxes	(232,721)	(65.6)	(184,663)	(24.0)	(349,027)	(50,764)	(23.6)
Income tax expense	—	—	—	—	—	—	—
Net loss	(232,721)	(65.6)	(184,663)	(24.0)	(349,027)	(50,764)	(23.6)

(1)         Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	220	253	247	36
Selling and marketing expenses	1,378	1,611	2,125	309
Research and development expenses	13,530	13,879	52,864	7,689
General and administrative expenses	63,177	46,784	210,639	30,636
Total	78,305	62,527	265,875	38,670

Year Ended December 31, 2018 Compared to Year Ended December 31,2017

Net revenues

Our net revenues increased by 92.1% from RMB769.4 million in 2017 to RMB1,477.8 million (US$214.9 million) in 2018, which was primarily due to the increase in both e-scooter sales volume and net revenues per e-scooter.

The net revenues from e-scooter sales increased by 93.1% from RMB709.6 million in 2017 to RMB1,370.5 million (US$199.3 million) in 2018, which was mainly due to an increase in the sales volume of e-scooters by 79.2% from 189,467 in 2017 to 339,585 in 2018. The increase in the sales volume of e-scooters was driven by the expansion of our sales network in China from 440 franchised stores as of December 31, 2017 to 760 franchised stores as of December 31, 2018 and the increase in the number of distributors in the overseas markets from 17 as of December 31, 2017 to 22 as of December 31, 2018.

We raised the retail price for certain e-scooter models in January 2018, with the volume-weighted average retail price increasing by 9.3%, which also contributed to the increase in net revenues from e-scooter sales. We generate revenue by selling smart e-scooters to our city partners in China and overseas distributors at a discount to the retail price. In addition, we incentivize them by providing sales volume rebate, which are recorded as a reduction of revenues. The net revenues per e-scooter increased from RMB4,061 in 2017 to RMB4,352 in 2018. The respective impact from the change in sales volume of e-scooters and net revenues per e-scooter on our net revenues in 2018, as compared to 2017, was RMB98.8 million (calculated by assuming the net revenues per e-scooter in 2018 was the same as that in 2017) and RMB609.6 million (calculated by assuming the sales volume of e-scooters in 2017 was the same as that in 2018).

The growth of accessories and spare parts sales and service revenues also contributed, to a lesser extent, to the increase in our net revenues. The net revenues from accessory and spare parts sales increased from RMB49.2 million in 2017 to RMB91.4 million (US$13.3 million) in 2018, mainly due to an increase in the sales volume of e-scooters, with which purchases of accessories and spare parts usually correlate. The service revenues increased from RMB10.6 million in 2017 to RMB15.9 million (US$2.3 million) in 2018, mainly attributable to the continued growth of our user base.

Cost of revenues

Our cost of revenues increased by 79.0% from RMB714.7 million in 2017 to RMB1,279.2 million (US$186.0 million) in 2018, along with the growth of our business. The increase was primarily attributable to the increase in cost of products from RMB678.1 million in 2017 to RMB1,236.0 million (US$179.8 million) in 2018, which was primarily due to the increase in the sales volume of e-scooters.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, slightly decreased from RMB3,772 in 2017 to RMB3,767 in 2018, as a result of lower raw materials cost.

Gross profit

We generated a gross profit of RMB198.6 million (US$28.9 million) in 2018, as compared to a gross profit of RMB54.7 million in 2017. Our gross margin improved from 7.1% in 2017 to 13.4% in 2018, which was primarily due to the higher retail prices and change in product mix.

Selling and marketing expenses

Our selling and marketing expenses increased by 80.8% from RMB83.1 million in 2017 to RMB150.1 million (US$21.8 million) in 2018. The increase was primarily due to an increase of RMB45.2 million in advertising and promotion expenses, an increase of RMB6.8 million in depreciation and amortization, an increase of RMB6.5 million in staff cost, an increase of RMB3.0 million in travel expenses and an increase of RMB1.3 million in rental expenses. The increase in advertising and promotion expenses was mainly due to expenses related to the launch of our new models. The increase in depreciation and amortization was due to higher amortization of furniture and decoration expenditures of the franchised stores as a result of increased number of stores. The increase in staff cost, travel expenses and rental expenses were due to an increase in the number of sales staff. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our net revenues decreased from 7.1% in 2017 to 5.0% in 2018, which was mainly due to higher sales efficiency.

Research and development expenses

Our research and development expenses increased by 132.5% from RMB39.5 million in 2017 to RMB91.8 million (US$13.4 million) in 2018. The increase was mainly attributable to an increase of RMB39.0 million in share-based compensation, an increase of RMB6.8 million in staff cost and RMB5.3 million in design expenses. The increase in share-based compensation expenses was mainly due to the transfer of a number of ordinary shares from a shareholder to one of our vice presidents for nil consideration prior to our initial public offering. The increase in staff cost was mainly due to an increase in the number of staff. The increase of design expenses was due to our efforts to expand our product portfolio. Our research and development expenses as a percentage of our net revenues increased from 5.1% in 2017 to 6.2% in 2018.

General and administrative expenses

Our general and administrative expenses increased by 258.7% from RMB76.4 million in 2017 to RMB274.1 million (US$39.9 million) in 2018. The increase was primarily due to an increase of RMB163.8 million in share-based compensation, a RMB21.8 million loss for the inventories damaged and cost incurred to repair property and equipment due to a fire accident in April 2018, an increase of RMB5.1 million in staff cost and an increase of RMB5.7 million in professional fees. The increase in share-based compensation expenses allocated to general and administrative expenses was due to accelerated vesting of certain restricted ordinary shares held by two employees and beneficial owners, who resigned in 2018. The increase in staff cost was mainly due to the increased number of staff. The increase in professional fees was mainly due to professional service fees related to our initial public offering in 2018. Our general and administrative expenses as a percentage of our net revenues increased from 9.9% in 2017 to 18.5% in 2018.

Change in fair value of a convertible loan

We incurred a loss of RMB34.5 million (US$5.0 million) associated with change in fair value of a convertible loan in 2018, as compared to RMB43.0 million in 2017. In December 2016, we borrowed a convertible loan in an aggregate principal amount of US$16.8 million. The increase in the fair value of a convertible loan was primarily due to the increase in fair value of our ordinary shares. The convertible loan was converted to 10,119,329 Series A-3 Preferred Shares at the price of US$1.66 per share on March 26, 2018.

Net loss

As a result of the foregoing, our net loss increased by 89.0% from RMB184.7 million in 2017 to RMB349.0 million (US$50.8 million) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues

Our net revenues increased by 116.8% from RMB354.8 million in 2016 to RMB769.4 million in 2017, which was primarily due to the substantial increase in net revenues from e-scooter sales.

The net revenues from e-scooter sales increased by 110.0% from RMB337.9 million in 2016 to RMB709.6 million in 2017, which was mainly due to an increase in the sales volume of e-scooters by 123.2% from 84,879 in 2016 to 189,467 in 2017. The increase in the sales volume of e-scooters was driven by the launch of our U-Series e-scooters in April 2017, the expansion of our sales network in China from 19 franchised stores in 15 cities as of December 31, 2016 to 440 franchised stores in 144 cities as of December 31, 2017, and the increase in the number of distributors in the overseas markets from 5 as of December 31, 2016 to 12 as of December 31, 2017.

We raised the retail price for certain e-scooter models in March 2017, with the volume-weighted average retail price increasing by 8.2%, which also contributed to the increase in net revenues from e-scooter sales. We generate revenue by selling smart e-scooters to our city partners in China and overseas distributors at a discount to the retail price. In addition, we incentivize them by providing sales volume rebate, which are recorded as a reduction of revenues. The net revenues per e-scooter decreased from RMB4,180 in 2016 to RMB4,061 in 2017, which is mainly due to our shift to an enhanced omnichannel retail model and the change in our product mix in 2017. In 2017, we strengthened our omnichannel retail model under which we rely more on our city partners and franchised stores to conduct selling and marketing activities at their own cost. In 2017, we launched U-Series, which has a lower retail price compared to the N and M series. The respective impact from the change in sales volume of e-scooters and net revenues per e-scooter on our net revenues in 2017, as compared to 2016, was RMB437.2 million (calculated by assuming the net revenues per e-scooter in 2017 was the same as that in 2016) and negative RMB22.6 million (calculated by assuming the sales volume of e-scooters in 2016 was the same as that in 2017).

The growth of accessories and spare parts sales and service revenues also contributed to the increase in our net revenues. The net revenues from accessory and spare parts sales increased from RMB14.9 million in 2016 to RMB49.2 million in 2017, mainly due to the expanded offerings of accessories and the success of our branding efforts. The service revenues increased from RMB2.0 million in 2016 to RMB10.6 million in 2017, mainly attributable to the growth of our user base.

Cost of revenues

Our cost of revenues increased by 94.4% from RMB367.6 million in 2016 to RMB714.7 million in 2017, along with the growth of our business. The increase was primarily attributable to the increase in cost of products from RMB341.9 million in 2016 to RMB678.1 million in 2017, and the increase in provision for warranty cost from RMB15.3 million in 2016 to RMB27.4 million in 2017. The increases in cost of products and provision for warranty were primarily due to the substantial increase in the sales volume of e-scooters.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, decreased from RMB4,331 in 2016 to RMB3,772, as a result of higher efficiency and product mix change in 2017. The U-Series, launched in 2017, has lower cost, compared to the N and M series that existed in 2016.

Gross (loss)/profit

We generated a gross profit of RMB54.7 million in 2017, as compared to a gross loss of RMB12.8 million in 2016. Our gross margin improved from negative 3.6% in 2016 to 7.1% in 2017, mainly because of lower cost per e-scooter driven by improved operational efficiency and higher percentage of revenue from accessories, spare parts and services.

Selling and marketing expenses

Our selling and marketing expenses decreased by 7.5% from RMB89.8 million in 2016 to RMB83.1 million in 2017. The decrease was primarily due to the decrease in advertising and promotion expenses from RMB51.2 million in 2016 to RMB28.3 million in 2017, partially offset by the increase in sales staff expenses from RMB30.3 million in 2016 to RMB36.3 million in 2017, the increase in travel expenses from RMB3.9 million in 2016 to RMB7.1 million in 2017, and the increase in the amortization of furniture and decoration expenditures for franchised store branding from RMB0.3 million in 2016 to RMB2.6 million in 2017. Our advertising and promotion expenses were event-driven, and the decrease was mainly due to our launch of only one e-scooter series in 2017, as compared to the launch of one series and the upgrade of another in 2016. The increase in sales staff expenses, travel expenses, and franchised store branding expenditures were due to the expansion of our sales network and our continued efforts to enhance our brand. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our net revenues decreased from 10.9% in 2016 and to 7.1% in 2017, which was mainly due to the increase in the sales volume of e-scooters and our shift to an omnichannel retail model under which our city partners and franchised stores conduct significant selling and marketing activities at their own cost.

Research and development expenses

Our research and development expenses increased by 19.4% from RMB33.1 million in 2016 to RMB39.5 million in 2017. The increase was mainly attributable to the increase in research and development staff cost from RMB12.8 million in 2016 to RMB15.5 million in 2017, which was due to the growth of our research and development team, and the increase in the expenses for outsourced engineering from RMB2.8 million in 2016 to RMB6.7 million in 2017, which was due to our efforts to accelerate the expansion of our product portfolio. Our research and development expenses as a percentage of our net revenues decreased from 9.3% in 2016 to 5.1% in 2017.

General and administrative expenses

Our general and administrative expenses decreased by 15.9% from RMB90.8 million in 2016 to RMB76.4 million in 2017. The decrease was primarily due to the decrease in share-based compensation expenses allocated to general and administrative expenses from RMB63.2 million in 2016 to RMB46.8 million in 2017, offset by the increase in other staff cost from RMB14.8 million in 2016 to RMB16.6 million in 2017. The decrease in share-based compensation expenses allocated to general and administrative expenses was due to immediate vesting of certain restricted ordinary shares held by a beneficial owner of our company and a departing employee in 2016, which resulted in share-based compensation expenses of RMB17.4 million in the period. The increase in other staff cost was due to the expansion of our business. Our general and administrative expenses as a percentage of our net revenues decreased from 25.6% in 2016 to 9.9% in 2017.

Change in fair value of a convertible loan

We incurred a loss of RMB43.0 million associated with change in fair value of a convertible loan in 2017, as compared to nil in 2016. In December 2016, we borrowed a convertible loan in an aggregate principal amount of US$16.8 million. The increase in the fair value of a convertible loan was primarily due to the increase in fair value of our ordinary shares.

Net loss

As a result of the foregoing, our net loss decreased by 20.7% from RMB232.7 million in 2016 to RMB184.7 million in 2017, with our net loss margin improving from 65.6% in 2016 to 24.0% in 2017.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of variable interest entity (“VIE”)

We account for entities qualifying as VIE in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. We operate our online e-commerce platform in the PRC through our VIE, Beijing Niudian, to ensure that our internet operations comply with applicable PRC laws and regulations. Beijing Niudian holds the necessary PRC operating licenses for the online business. Individuals acting as nominee equity holders hold the legal equity interests of Beijing Niudian on our behalf. A series of contractual arrangements were entered into among the Company, Niudian Information, Beijing Niudian, and the nominee equity holders of Beijing Niudian in May 2015 and were subsequently amended in June 2018. As a result of the contractual agreements, which include Powers of Attorney, an Exclusive Business Cooperation Agreement, an Equity Pledge Agreement, an Exclusive Option to Agreement and Spousal Consent Letters, we have the ability to exercise control over Beijing Niudian, direct its activities, receive substantially all of its economic benefits and have an option to purchase all of the equity interests and assets in Beijing Niudian when and to the extent permitted by PRC law at RMB100 or a lowest price. In accordance with ASC 810, we consider that Niu Technologies is the primary beneficiary of Beijing Niudian, and accordingly, Beijing Niudian is our VIE under U.S. GAAP. As such, we consolidate the financial results and position of Beijing Niudian in our consolidated financial statements.

Any changes in PRC laws and regulations that affect our ability to control Beijing Niudian might preclude us from consolidating the entities in the future. We will continually evaluate whether we are the primary beneficiary of our VIE as facts and circumstances change.

Revenue recognition

We generate substantially all of our revenues from sales of smart electric scooters, accessories and spare parts to our offline distributors or directly to individual customers online. We also generate our revenues from our subscription-based mobile app services, as well as insurance service as an agent. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and the services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured.

When we sell smart electric scooters to our customers, we also provide advanced mobile app services for free for one to two years, or the free service period. Customers are able to locate their smart electric scooters, obtain the operating status (e.g. battery status), and claim online repair and maintenance requests for their smart electric scooters, upon their registration of their smart electric scooters on our mobile app. Customers may subscribe to such service after the free service period if they want to use aforementioned functions.

We allocate revenue to all deliverables based on their relative selling prices. We use a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). We use the standalone selling price as the fair value of VSOE for mobile app services. The allocated revenue to mobile app services is deferred and recognized over the free service period. The deferred revenue that will be recognized in the next twelve months is classified as current portion, and the balance of deferred revenue is classified as non-current portion.

Revenue from sales of products is recognized when the products are accepted by the distributors or individual customers. When we sell our products to distributors for domestic sales in PRC, acceptance of the products by the distributors is evidenced by goods receipt notes signed by the distributors, which is generally at our warehouse. We have no remaining obligations upon the distributors’ acceptance of the products. The risks and rewards of ownership of the products are transferred to the distributors upon the signing of the goods receipt notes and the distributor has no rights to return the products. When we sell our products to distributors for overseas sales, risks and rewards of ownership are transferred to the distributors when the products are delivered to and accepted by distributors at the named port of shipment. When we sell our products to individual customers through our own online store and third-party e-commerce platform, we are responsible for the delivery to individual customers. Acceptance of the products is evidenced by goods receipt notes signed by individual customers, which represents that the risks and rewards of ownership are transferred to individual customers. We offer a 7-day return-and-refund policy to individual customers who purchase products online.

Revenue is recognized net of sales volume rebate, return allowances, and VAT. We provide sales volume rebates to qualified distributors based on the volume sold by such distributors in a certain period. Sales volume rebates are accrued when the products are sold to distributors. Return allowances, which reduce net revenues, are estimated based on historical experience. Sales returns were insignificant for the years ended December 31, 2016, 2017 and 2018.

We facilitate the sale of insurance policies for electric scooters, which we refer to as NIU Cover, to individual customers at their option. The insurance policies are provided by third-party insurance companies, and we earn a service fee from them. We recognize revenue when the insurance agreement is signed, since we bear no further obligation upon the agreements are entered into between individual customers and insurance providers.

For some sales, we collect cash before delivery. Cash collected before product delivery is recognized as advances from customers.

Income taxes

Our current income taxes are provided on the basis of net income/(loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Our deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

We apply a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. We recognize the benefit of a tax position in our consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessitates the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. We record interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2016, 2017 and 2018, we did not have any significant unrecognized uncertain tax positions.

Share-based compensation

We account for share-based compensation following the provisions of ASC Topic 718, Compensation—Stock Compensation. We periodically grants share-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options, to eligible employees and directors.

Share-based awards granted to our employees and directors are measured at the grant date fair value of the awards, and are recognized as compensation expense using the straight line method over the requisite service period, which is generally the vesting period. Effective from January 1, 2018, forfeitures are accounted when they occur.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. We calculate incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For awards not being fully vested, we recognize the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Share-based compensation expenses in relation to our restricted ordinary shares and restricted share units are measured based on the fair value of our ordinary shares at the grant date of the award. Prior to our initial public offering, the fair value was estimated using the income approach and equity allocation method. Estimation of the fair value of our ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants are made. After our initial public offering, the fair value is the closing prices of our stock traded in the open market as of the grant date. Share-based compensation expenses in relation to the share options are estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of our ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using our estimates and assumptions.

Restricted ordinary shares

In May 2015, Mr. Yi’nan Li, Mr. Token Yilin Hu and Ms. Yuqin Zhang and Niu Holding Inc. entered into an arrangement with our other investors, whereby all of their 59,459,020 ordinary shares became restricted and subject to service vesting conditions. The restricted ordinary shares vest equally in four years from the date of imposition of the restriction. The restricted ordinary shares are subject to repurchase by us upon termination of Mr. Yi’nan Li, Mr. Token Yilin Hu and Ms. Yuqin Zhang’s service with us. We have the right, at our sole discretion, to repurchase restricted ordinary shares at their par value within 60 days after the termination. The restricted ordinary shares are not transferable prior to being vested. Other than the restriction on transfer and service vesting conditions, Holders of restricted ordinary shares have all other rights and privileges as ordinary shareholders. Compensation cost was measured for the restricted ordinary shares using the estimated fair value of our ordinary shares of US$0.53 per share at the date of imposition of the restriction in May 2015, and is amortized to consolidated statements of comprehensive loss on a straight line basis over the vesting term of four years.

In February 2016, Ms. Yuqin Zhang resigned and we determined not to repurchase restricted ordinary shares held by Ms. Yuqin Zhang. As such, all restricted ordinary shares held by Ms. Yuqin Zhang vested immediately. Compensation cost was recognized immediately when the service condition was waived.

In January 2016, our shareholders approved a modification of 3,307,500 restricted ordinary shares owned by Mr. Yi’nan Li, through Niu Holding Inc. Such number of restricted ordinary shares vested immediately and became transferable. Unrecognized compensation cost of 3,307,500 shares was recognized upon modification. Mr. Yi’nan Li transferred 3,307,500 ordinary shares to ELLY Holdings Limited, an entity owned by Dr. Yan Li. In January 2016, we also issued 3,307,500 restricted ordinary shares to ELLY Holdings Limited at par value. As a result of these transactions, ELLY Holdings Limited collectively owns 6,615,000 restricted ordinary shares which vest annually in equal instalments over four years from January 2016.

In January 2016, we issued 1,804,000 restricted ordinary shares to Smart Power Group Limited, an entity owned by Mingming Huang, a new member of our Board of Directors. 25% of the restricted ordinary shares vested on May 27, 2016 and the remaining 75% of the restricted ordinary shares vest annually in equal instalments over the next three years.

On June 8, 2018, Mr. Yi’nan Li and Mr. Mingming Huang resigned and we determined not to repurchase 9,798,125 and 451,000 restricted ordinary shares held by Mr. Yi’nan Li and Mr. Mingming Huang, respectively. It represented a modification to accelerate vesting. Compensation cost was recognized immediately upon the modification.

Upon our initial public offering on October 19, 2018, all remaining unvested restricted ordinary shares were vested immediately. Unrecognized compensation cost was recognized immediately.

Compensation expenses recognized for restricted ordinary shares for the years ended December 31, 2016, 2017 and 2018 are RMB75.6 million, RMB59.2 million and RMB226.2 million, respectively.

Restricted Share Units

In October 2018, we granted 100,000 restricted share units to five independent directors in aggregate. Restricted share units were granted with 50% vesting on the first anniversary of the grant date and the remaining vesting on the second anniversary.

Compensation expenses recognized for restricted share units in 2018 are RMB0.4 million (US$0.05 million). As of December 31, 2018, RMB2.6 million (US$0.4 million) of total unrecognized compensation expenses related to restricted share units are expected to be recognized over a weighted average period of approximately 1.75 years.

Share options

In February 2016, we adopted the 2016 Global Share Incentive Plan, and amended it in March 2018. Under the amended plan, a maximum aggregate number of 5,861,480 ordinary shares may be issued pursuant to all awards granted. Share options are generally granted with 40% vesting on the second anniversary of the grant date and the remaining vesting in three equal annual installments, unless a shorter or longer duration is established at the time of the option grant. Share options were granted at an exercise price of US$0.20 and will expire 10 years from the grant date.

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan, if determined and approved by the board of directors for the relevant fiscal year. As of December 31, 2018, no share incentive award has been granted under the 2018 Plan.

From January 1, 2016 to December 31, 2018, our board of directors granted the following options to our employees and directors:

Grant Date	Number of Options	Exercise Price (US$)	Fair Value of the Options as of the Grant Date (US$)	Fair Value of the Underlying Ordinary Share as of the Grant Date (US$)
February 1, 2016	2,236,450	0.20	0.56 - 0.59	0.73
May 1, 2016	713,500	0.20	0.63	0.80
August 1, 2016	459,000	0.20	0.63	0.80
November 1, 2016	532,300	0.20	0.31	0.44
February 1, 2017	21,500	0.20	0.31	0.44
May 1, 2017	132,800	0.20	0.84	1.01
August 1, 2017	87,800	0.20	0.84	1.01
November 1, 2017	82,400	0.20	1.02	1.22
February 1, 2018	174,500	0.20	1.87	2.05
May 1, 2018	958,196	0.00 - 0.20	1.87 - 2.05	2.06
November 1, 2018	83,000	0.20	3.92	4.10

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant date in 2016, 2017 and 2018 were as follows. Changes in these assumptions could significantly affect the fair value of stock options.

Grant Date:	2016	2017	2018
Risk-free rate of return (per annum)(1)	1.52% - 1.95%	2.25% - 2.48%	2.78%-3.13%
Expected volatility(2)	54.8% - 56.5%	51.7% - 54.4%	49.9%-50.9%
Expected dividend yield(3)	0%	0%	0%
Expected exercise multiple(4)	2.2	2.2	2.2
Expected term (in years)(5)	10	10	10

(1)The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollar for a term consistent with the expected term of the granted options in effect at the option valuation date.

(2)The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the granted options.

(3)The expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future.

(4)The expected exercise multiple was estimated as the average ratio of the share price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, we considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples.

(5)The expected term is the contract life of the options.

Compensation expenses recognized for share options for the years ended December 31, 2016, 2017 and 2018 are RMB2.7 million, RMB3.3 million and RMB5.7 million (US$0.8 million), respectively. As of December 31, 2018, RMB22.0 million (US$3.2 million) of total unrecognized compensation expenses related to share options are expected to be recognized over a weighted average period of approximately 3.33 years.

Fair value of our ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares on various dates for the following purposes:

•                  determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any;

•                  determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award and restricted ordinary shares to our employees as one of the inputs into determining the grant date fair value; and

•                  determining the fair value of convertible loans issued by us, which is measured at fair value in its entirety with amount of changes in fair value recognized in earnings in consolidated statements of comprehensive loss, at each balance sheet date.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

Date	Fair Value Per Ordinary Share (US$)	Discount Rate	DLOM
January 31, 2016	0.73	22%	22%
August 1, 2016	0.80	22%	21%
December 31, 2016	0.44	22%	19%
August 1, 2017	1.01	22%	18%
November 1, 2017	1.22	21%	16%
December 31, 2017	1.31	21%	16%
February 1, 2018	2.05	20%	13%
May 1, 2018	2.06	20%	13%
June 8, 2018	2.62	18%	11%

All the valuations set forth in the above table were performed on retrospective basis. We obtained a retrospective valuation instead of a contemporaneous valuation, because, on the various valuation dates, our financial and limited human resources were principally focused on our business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately—Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•                  our operating and financial performance;

•                  current business conditions and projections;

•                  our stage of development;

•                  the prices, rights, preferences and privileges of our convertible preference shares relative to our ordinary shares;

•                  the likelihood of achieving a liquidity event for the ordinary shares underlying these share-based awards, such as an initial public offering;

•                  any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•                  the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible loans, convertible preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method or monte carol simulation method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario in light of preparations for our initial public offering.

In determining the fair value of our ordinary shares, we applied the income approach / discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Discount rates

The discounted cash flow method of the income approach involves applying appropriate discount rates to discount the forecasted future cash flows to the present value. In determining an appropriate discount rate, we have considered the cost of equity and the rate of return expected by venture capitalists.

Cost of equity

We calculated the cost of equity of the business as of the valuation dates using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity is determined with consideration of the risk-free rate, systematic risk, equity market premium, size of our company, the scale of our business and our ability to achieve forecasted projections. In deriving the cost of equity, certain publicly traded companies involving similar business were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards automobiles, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar products, and (ii) the guideline companies should either have their principal operations in the Asia Pacific region, as we mainly operate in China, or are publicly listed companies in the United States, since as we planned to list our shares in the United States.

Discount for lack of marketability, or DLOM

We also applied a discount for lack of marketability, or DLOM, ranging from 16% to 23%, to reflect the fact that there is no ready market for shares in a closely-held company like ours. When determining the DLOM, the Finnerty option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The increase in the fair value of our ordinary shares from US$0.73 per share as of January 31, 2016 to US$0.80 per share as of August 1, 2016 was primarily attributable to the decrease in the DLOM from 22% in January 2016 to 21% in August 2016 and the time value.

The fair value of our ordinary shares decreased from US$0.80 per share as of August 1, 2016 to US$0.44 per share as of December 31, 2016, although the DLOM decreased from 21% in August 2016 to 19% in December 2016. We conducted a review and found that the actual financial performance in 2016 did not meet the business expectation of the management. The decrease of the equity value of our company was also reflected in the convertible loan issuance in December 2016.

The increase in the fair value of our ordinary shares from US$0.44 per share as of December 31, 2016 to US$1.01 per share as of August 1, 2017 was primarily attributable to (i) an updated business outlook on a review of our actual financial performance in the first half of 2017, (ii) the expansion of our offline sales channels, and (iii) the decrease in the DLOM from 19% in December 2016 to 18% in August 2017.

The increase in the fair value of our ordinary shares from US$1.01 per share as of August 1, 2017 to US$1.22 per share as of November 1, 2017 was primarily attributable to (i) a review of the actual financial performance in 2017, which made the projected financial performance less uncertain; (ii) the decrease of the discount rate from 22% as of August 1, 2017 to 21% as of November 1, 2017, and (iii) the decrease in the DLOM from 18% in August 2017 to 16% in November 2017.

The increase in the fair value of our ordinary shares further to US$2.62 per share as of June 8, 2018 was primarily attributable to (i) the organic growth of our business by launching new products and our business plan to further expand into overseas markets; (ii) the decrease of the discount rate from 21% as of December 31, 2017 to 18% as of June 8, 2018; (iii) the decrease in the DLOM from 16% as of December 31, 2017 to 11% as of June 8, 2018; and (iv) the additional funding received from the issuance of Series B preferred shares and the conversion of convertible notes issued in December 2016, which improved our financial condition.

The increase in the fair value of the ordinary shares from US$2.62 per share as of June 8, 2018 to US$4.50 per share, the initial public offering price, was primarily attributable to the following factors:

•                  our revenues increased by 122.3% from RMB172.8 million in the three months ended March 31, 2018 to RMB384.3 million in the three months ended June 30, 2018;

•                  our growth margin increased from 12.7% in the three months ended March 31, 2018 to 15.1% in the three months ended June 30, 2018;

•                  we launched a series of new smart e-scooters products including the M+ and the NGT in June 2018 and the UM and the McLaren GT Customer Racing co-branded limited-edition smart e-scooter in August 2018, which contributed to a further increase of our products’ market reach and an increase in estimated sales;

•                  the acceptance and sales of our smart electric two-wheeled vehicles continued to grow rapidly, after the new national standard in China was promulgated in April 2018 promoting the use of lithium-ion battery-powered electric two-wheeled vehicles;

•                  the launch of this offering significantly lowers the discount for lack of marketability from 11% as of June 8, 2018 to 0% upon the completion of this offering;

•                  as our preferred shares will be automatically converted into and re-designated as ordinary shares upon the completion of this offering, the increase in the estimated probability of this offering’s success results in an allocation of a higher portion of our business enterprise value to ordinary shares; and

•                  the completion of this offering will provide us with additional capital, enhance our ability to access capital markets to grow our business and raise our profile, and enhance our brand value to attract new customers as a public company.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” of the notes to our consolidated financial statements included elsewhere in this annual report.

B.                                    Liquidity and Capital Resources

Cash flows and working capital

We had net cash provided by operating activities of RMB80.1 million and RMB7.8 million (US$1.1 million) in 2017 and 2018, respectively, as compared to net cash used in operating activities of RMB123.1 million in 2016.

Our primary sources of liquidity have been proceeds from share issuance in private placement and our initial public offering, a convertible loan and short-term bank borrowings. As of December 31, 2018, we had RMB569.1 million (US$82.8 million) in cash, of which approximately 25.6% were held in Renminbi and the remainder was held in U.S. dollars and other currencies.

In October 2018, we raised from our initial public offering approximately US$55.2 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our accounts receivable represent primarily accounts receivable from the distributors that purchased our e-scooters and accessories and spare parts. As of December 31, 2016, 2017 and 2018, our accounts receivable, net of allowance for doubtful accounts, were RMB20.6 million, RMB10.4 million and RMB54.4 million (US$7.9 million), respectively. Our accounts receivable turnover days decreased from 11 days in 2016 to 7 days in 2017, which was primarily due to tighter credit policy towards distributors in China. Our accounts receivable turnover days increased to 8 days in 2018, mainly due to the increase in revenues from overseas markets where selected distributors enjoy more favorable credit terms. A vast majority of the distributors make full payments upfront for their orders. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to suppliers from whom we purchased raw materials and components for our products. As of December 31, 2016, 2017 and 2018, our accounts payable were RMB71.8 million, RMB124.9 million and RMB249.7 million (US$36.3 million), respectively. The increase was primarily due to higher amount of procurement from suppliers as a result of the growth of our business. Our accounts payable turnover days increased from 47 days in 2016 to 50 days in 2017 and further to 53 days in 2018, which was primarily due to the change in our supplier mix and longer payment terms from selected suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

Our advances from customers represent primarily the pre-paid sales price from the distributors that purchased our e-scooters and accessories and spare parts. As of December 31, 2016, 2017 and 2018, our advances from customers were RMB13.3 million, RMB48.5 million and RMB20.5 million (US$3.0 million), respectively. Our advances from customer turnover days increased from 11 days in 2016 to 15 days in 2017 and decreased to 9 days in 2018. The changes in our advances from customers and the turnover days were primarily due to the fluctuations in pre-sales orders received from distributors. Advance from customers turnover days for a given period are equal to average advances from customers balances at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Our inventories primarily include our raw materials, work in progress and finished goods for our e-scooters and accessories and spare parts. As of December 31, 2016, 2017 and 2018, our inventories were RMB66.8 million, RMB88.2 million and RMB142.4 million (US$20.7 million), respectively. The increase was primarily due to the growth of our business and operation. Our inventory turnover days decreased from 48 days in 2016 to 40 days in 2017 and further to 33 days in 2018, which was primarily due to faster sale of our finished goods and better supply chain management. Inventory turnover days for a given period are equal to average of the balances of inventories,  at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

We have the following short-term bank borrowings:

•                  In December 2015 and March 2016, respectively, Jiangsu Xiaoniu entered into two line-of-credit agreements with East West Bank that provide revolving credit facility, in aggregate, for up to RMB100.0 million, each with a one-year term. The interest rate of the drawn down funds is at 2.8% per annum. To collateralize these line of credits, our company and Hong Kong subsidiary deposited US$16.0 million in aggregate with East West Bank. In November 2016, we signed amended agreements with East West Bank and extended the maturity date of both lines of credits and their collateral to May 29, 2018. In December 2017, we signed amended agreements with East West Bank and extended the maturity date of both lines of credits and their collateral to December 23, 2018 and increased the interest rate to 4.5% per annum. In October 2018, we further signed amended agreements with East West Bank to extend the maturity date of both lines of credits and their collateral to April 15, 2020 and increase the interest rate to 4.75%. All drawdowns are due one year from the drawdown date. We can apply for withdrawing the restricted cash when borrowing drawdowns are repaid. As of December 31, 2018, the total outstanding balance of these loans was RMB100.0 million.

•                  In August 2017, Jiangsu Xiaoniu obtained a six-month short-term bank borrowing of RMB10.0 million from Bank of China, bearing interest at a rate of 4.5675% per annum. Certain of our beneficial owners at the time provided guarantees for the loan. The loan was fully repaid by Jiangsu Xiaoniu in February 2018. In February 2018, Jiangsu Xiaoniu obtained a one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 4.5675% per annum, from Bank of China. The guarantees for this loan are the same as for the previous loan in 2017. The loan was fully repaid by Jiangsu Xiaoniu in December 2018. In December 2018, Jiangsu Xiaoniu obtained a one-year short-term bank borrowing of RMB 20.0 million, which bears interest at a rate of 4.5675% per annum, from Bank of China. The guarantees for this loan are the same as for the previous loan in February 2018. As of December 31, 2018, the outstanding balance of this loan was RMB20.0 million.

•                  In November 2017, Jiangsu Xiaoniu entered into a line-of-credit agreement with SPD Silicon Valley Bank that provides credit facility of up to RMB60.0 million with a one-year term. The interest rate of the loan is at standard rate published by People’s Bank of China. To collateralize this line of credit, we deposited US$10.0 million with SPD Silicon Valley Bank. In November 2018, the line-of-credit agreement was amended to extend the maturity date to March 15, 2019. As of December 31, 2018, the outstanding balance under this line-of-credit was RMB60.0 million bearing interest at 4.35% per annum. On March 15, 2019, Jiangsu Xiaoniu amended the line-of-credit agreement and extended the maturity date to June 30, 2019, bearing interest at 4.35% per annum.

•                  On January 23, 2019, Beijing Niudian obtained a one-year short-term bank borrowing of RMB28.5 million with interest rate of 5.32% per annum from Bank of Ningbo. Niudian Information provided guarantee for this borrowing by a restricted cash of RMB30 million.

In December 2016, we entered into a convertible loans purchase agreement with and issued convertible loans to certain existing shareholders for a bridge loan in the aggregate principal amount of US$16.8 million, or 2016 Convertible Loans. The loanholders have the option to convert all or part of the outstanding principal into our preferred shares upon our Series B round financing, subject to certain conditions. The interest rate of 2016 Convertible Loans is 5% per annum, subject to certain conditions. The 2016 convertible loans were converted to 10,119,329 Series A-3 Preferred Shares at the price of US$1.66 per share on March 26, 2018.

Although we consolidate the results of our VIE, we only have access to the assets or earnings of our VIE through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A substantial majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contributions to our PRC subsidiary. We expect to invest substantially all of the proceeds from our initial public offering into our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and our VIE. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(123,054)	80,063	7,779	1,131
Net cash used in investing activities	(59,950)	(55,929)	(103,590)	(15,066)
Net cash provided by financing activities	225,012	2,415	555,383	80,778
Effect of foreign currency exchange rate changes on cash	2,062	(5,674)	(2,508)	(366)
Net increase in cash	44,070	20,875	457,064	66,477
Cash at the beginning of the year	47,051	91,121	111,996	16,289
Cash at the end of the year	91,121	111,996	569,060	82,766

Operating activities

Net cash provided by operating activities in 2018 was RMB7.8 million (US$1.1 million). This amount was primarily attributable to net loss of RMB349.0 million (US$50.8 million), adjusted for certain non-cash expenses, principally share-based compensation expenses of RMB265.9 million (US$38.7 million) and a loss of RMB34.5 million (US$5.0 million) associated with change in fair value of a convertible loan, and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB124.7 million (US$18.1 million) increase in accounts payable and (ii) a RMB55.6 (US$8.1 million) increase in accrued expenses and other current liabilities, partially offset by (ii) a RMB72.4 million (US$10.5 million) increase in inventories and (iii) a RMB42.8 million (US$6.2 million) increase in accounts receivable. The increase in accounts payable was primarily due to the change in our supplier mix, longer payment terms from selected suppliers and the larger amount of procurement from suppliers. The increase in accrued expenses and other current liabilities was primarily due to the increase in sales volume rebates as a result of the growth of sales through distributors, the increase in provision for warranty as a result of the growth of accumulated number of e-scooters sold that were still within the warranty period, and accrued professional fees and marketing expenses. The increases in inventories and accounts receivable were primarily due to the growth of our business and operation.

Net cash provided by operating activities in 2017 was RMB80.1 million. This amount was primarily attributable to net loss of RMB184.7 million, adjusted for certain non-cash expenses, principally share-based compensation of RMB62.5 million and a loss of RMB43.0 million associated with change in fair value of a convertible loan, and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB53.1 million  increase in accounts payable, (ii) a RMB39.2 million increase in accrued expenses and other current liabilities, (iii) a RMB35.2 million increase in advance from customers, (iv) a RMB24.5 million decrease in prepayments and other current assets, partially offset by (v) a RMB21.4 million increase in inventories. The increase in accounts payable was primarily due to the larger amount of procurement from suppliers. The increase in accrued expenses and other current liabilities was primarily due to the increase in accrued payroll and social benefit insurance, the increase in provision for warranty as a result of the growth of accumulated number of e-scooters sold that were still within the warranty period, and the increase in sales volume rebates as a result of the growth of sales through offline distributors. The increase in advance from customers was primarily due to the more stringent implementation of our requirement for distributors to prepay for their purchases from us. The decrease in prepayments and other current assets was primarily due to our better management of payment to suppliers and higher amount of output VAT which can be used to deduct as a result of sales growth. The increase in inventories was primarily due to the growth of our business and operation.

Net cash used in operating activities in 2016 was RMB123.1 million. This amount was primarily attributable to net loss of net loss of RMB232.7 million, adjusted for certain non-cash expenses, principally share-based compensation of RMB78.3 million, unrealized foreign exchange loss of RMB4.4 million and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB48.6 million increase in accounts payable, (ii) a RMB26.9 million increase in accrued expenses and other current liabilities, partially offset by (iii) a RMB37.3 million increase in inventories, (iv) a RMB19.2 million increase in accounts receivable, and (v) a RMB11.0 million increase in prepayments and other current assets. The increase in accounts payable was primarily due to larger amount of procurement from suppliers. The increase in accrued expenses and other current liabilities was primarily due to accrued payroll and social insurance and accrued year-end sales rebate. The increase in inventories and the increase in prepayments and other current assets were primarily due to the growth of our business and operation. The increase in accounts receivable was primarily due to credit granted to selected distributors.

Investing activities

Net cash used in investing activities in 2018 was RMB103.6 million (US$15.1 million), consisting primarily of cash paid for purchases of property and equipment, intangible assets, term deposits and short-term investments, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

Net cash used in investing activities in 2017 was RMB55.9 million, consisting primarily of cash paid for purchase of property and equipment and short-term investments, partially offset by cash received from sale of short-term investments.

Net cash used in investing activities in 2016 was RMB59.9 million, consisting primarily of cash paid for purchase of property and equipment and short-term investments, partially offset by cash received from sale of short-term investments.

Financing activities

Net cash provided by financing activities in 2018 was RMB555.4 million (US$80.8 million), consisting primarily of proceeds from issuance of Series B redeemable convertible preferred shares and proceeds from our initial public offering, partially offset by cash paid for repurchase of ordinary shares.

Net cash provided by financing activities in 2017 was RMB2.4 million, consisting primarily of proceeds from short-term bank borrowings, partially offset by deposits and repayments for short-term bank borrowings.

Net cash provided by financing activities in 2016 was RMB225.0 million, consisting primarily of proceeds from issuance of redeemable convertible preferred shares, incurrence of a convertible loan and short-term bank borrowings, partially offset by deposits and repayments for short-term bank borrowings.

Capital Expenditures

We made capital expenditures of RMB10.3 million, RMB23.2 million and RMB53.2 million (US$7.8 million) in 2016, 2017 and 2018, respectively. Capital expenditures represent cash paid for purchase of property and equipment and intangible assets, and prepayments for land use right. We will continue to make such capital expenditures to support the expected growth of our business. For example, we expect to make capital expenditures of approximately RMB115.0 million in 2019 in connection with our planned expansion of production capacity by 700,000 units per annum in 2019.

Holding Company Structure

Our Company, Niu Technologies, is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and VIE. As a result, Niu Technologies’ ability to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and our VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2018, as our WFOE, all other PRC subsidiaries, our VIE and the subsidiaries of our VIE are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.                                    Research and Development

See “Item 4. Information On the Company—B. Business Overview— NIU Innovation Lab” and “—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(RMB in thousands)
Operating lease	11,570	6,944	4,626	0	0

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2018.

G.                                   Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Li	40	Chairman of the Board of Directors and Chief Executive Officer
Token Yilin Hu	34	Director and Vice President of Research and Development
Jenny Hongwei Lee	47	Director
Changqing Ye	48	Independent Director
Xiaojun Li	45	Independent Director
Mei-Wei Cheng	69	Independent Director
Julian Juul Wolhardt	45	Independent Director
John Jinshu Zhang	59	Independent Director
Carl Chuankai Liu	52	Vice President of Design
Hardy Peng Zhang	39	Chief Financial Officer

Dr. Yan Li has served as the chairman of our board of directors since March 2018, our chief executive officer since December 2017 and our chief operating officer since January 2016. Prior to joining our company in 2016, Dr. Li was a principal at KKR Capstone Limited from 2009 to 2015 and he oversaw KKR Capstone Limited’s portfolio operation in China, including Qingdao Haier Group, a home appliance manufacturer listed on the Shanghai Stock Exchange, China Modern Diary, a milk producer listed on the Hong Kong Stock Exchange, China Cord Blood Corporation, a provider of cord blood banking services in China listed on the New York Stock Exchange and United Envirotech, an environmental engineering and consulting solutions provider listed on the Singapore Stock Exchange. Dr. Li was awarded the Operational Excellence Award by Private Equity International in 2012. Prior to KKR Capstone Limited, Dr. Li worked for McKinsey & Company from 2008 to 2009, where he advised various companies in high-tech, industrial goods and retail sectors. Prior to McKinsey, Dr. Li worked as a senior research engineer at Qualcomm Inc. in San Diego, CA from 2006 to 2008, focusing on the development of 3G and 4G communications technology. Dr. Li holds three patents on 3G communications. Dr. Li received a bachelor’s degree from the University of California at Berkeley in 2001 and a Ph.D. from Stanford University in 2005, both in electronics and electrical engineering.

Mr. Token Yilin Hu has served as our director and our vice president of research and development since our inception. Mr. Hu has over 15 years of experience in design spanning a variety of products and industries, such as consumer electronics, fashion, autos and smart hardware. Mr. Hu co-founded UTLAB in November 2011, whose use of high-tech materials in the aerospace and auto sectors to create ultimate wearing experience in America and Europe. Prior to UTLAB, Mr. Hu was with Frog Design, a globally renowned design firm, from March 2009 to October 2011, where he led a team of designers to help multinational clients create innovative products and experiences. Prior to that, Mr. Hu worked at Microsoft China from March 2008 to January 2009.

Ms. Jenny Hongwei Lee has served as our director since May 2015. Ms. Lee joined GGV Capital, a venture capital firm, in 2005 and currently serves as a managing partner. Ms. Lee serves as a director of LAIX Inc., a public company listed on the New York Stock Exchange. Ms. Lee also serves as a director of Sats Ltd., a public company listed on Singapore Exchange. From 2002 to 2005, Ms. Lee served as a vice president of JAFCO Asia. Prior to JAFCO, Ms. Lee was an associate at Morgan Stanley HK from 2001 to 2002. Ms. Lee received her bachelor’s degree in electrical engineering in 1994 and master’s degree in engineering in 1995, both from Cornell University, and an MBA from Kellogg School of Management at Northwestern University in 2001.

Mr. Changqing Ye has served as our director since October 2018. He currently also serves as an independent director of Baozun Inc., a company listed on Nasdaq, and Luzhou City Commercial Bank Co., Ltd., a company listed on the Hong Kong Stock Exchange. From February 2011 to December 2015, Mr. Ye served as an investment committee member and then group chief financial officer and managing director of CITIC PE Group. Prior to that, Mr. Ye worked at PricewaterhouseCoopers’ China and UK offices from July 1992 to January 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in China in 1992 and an MBA from Warwick University in 1999. Mr. Ye is a certified public accountant in China.

Mr. Xiaojun Li has served as our director since October 2018. Mr. Li is currently a partner at IDG Capital, where he covers investments in mobile, internet and technology sectors. Mr. Li also currently serves as a director of Beidian, Inc and Smart Drive Information Technology Inc. From June 1997 to May 2001, Mr. Li served as a key member in the technology team of Broadcom Corporation, a company listed on Nasdaq, and Marvell Semiconductor, a company listed on Nasdaq. Mr. Li received his bachelor’s degree in engineering from the University of Science and Technology in China in 1993 and an MBA from Wharton Business School of the University of Pennsylvania in 2004.

Mr. Mei-Wei Cheng has served as our director since October 2018. Mr. Cheng currently serves as a director of LEAR Corporation and INTERPLEX Holdings, and serves as as non-executive chairman of the board of directors of HCP Packaging, a portfolio company of Baring Private Equity Asia. Mr. Cheng served as a member of the audit committee and finance committee of the board of directors of Seagate Technology, a company listed on Nasdaq, from 2013 to 2018. From February 2015 to January 2017, Mr. Cheng served as the chairman of the board of directors of Pactera Technology International Ltd., a portfolio company of Blackstone Group. From July 2010 to April 2014, Mr. Cheng was the chief executive officer of Siemens Northeast Asia and president and chief executive officer of Siemens China. Prior to joining Siemens, Mr. Cheng served as the chairman and chief executive officer of Ford Motor (China) Ltd. and as a corporate vice president of Ford Motor Company from 1998 to 2008 and as the executive chairman at Ford Motor Company (China) Ltd. and as a group vice president of Ford Motor Company from 2009 to 2010. Prior to joining Ford, Mr. Cheng held several executive positions at General Electric Corporation and AT&T. Mr. Cheng received a bachelor’s degree in industrial engineering/operations research from Cornell University in 1972 and an MBA from Rutgers University in 1999.

Mr. Julian Juul Wolhardt has served as our director since October 2018. He currently also serves as a non-executive director of China Modern Dairy Holdings Ltd, a company listed on the Hong Kong Stock Exchange, independent non-executive director of China Mengniu Dairy Company Limited, a company listed on the Hong Kong Stock Exchange, and non-executive director of COFCO Meat Holdings Limited, a company listed on the Hong Kong Stock Exchange. Mr. Wolhardt is currently chief executive officer of DCP Advisors Limited and a member of the investment committee of the Hong Kong Stock Exchange. From August 2006 to December 2016, Mr. Wolhardt was a partner focused on Greater China at KKR Asia Limited. Prior to joining KKR Asia Limited, Mr. Wolhardt served as executive director at Morgan Stanley Private Equity Asia from 1998 to 2006. Mr. Wolhardt was an analyst at Lazard Freres & Co from 1996 to 1997 and worked at Coopers & Lybrand from 1995 to 1996. Mr. Wolhardt received his bachelor’s degree in accounting from the University of Illinois (Urbana-Champaign) in 1995. Mr. Wolhardt is a certified public accountant and certified management accountant in the US.

Mr. John Jinshu Zhang has served as our director since October 2018. Mr. Zhang is currently a partner of Dentons LLP, where he focuses on cross-border mergers and acquisitions and dispute resolution. From October 2000 to November 2014, Mr. Zhang was a partner at Edwards Wildman LLP, Reed Smith LLP, and Greenberg Traurig, LLP successively. Mr. Zhang worked as an associate of Jones Day LLP and Graham & James, LLP from November 1993 to November 1999. Mr. Zhang received his bachelor’s degree in literature from Peking University in 1982, master’s degree in Asian studies from University of Hawaii at Manoa in 1989, master’s degree in intellectual history from University of California, Los Angeles in 1990 and Juris doctor degree from University of California, Berkeley in 1993.

Mr. Carl Chuankai Liu has served as our vice president of design since June 2016. Mr. Liu is a highly experienced and accomplished designer. Prior to joining our company, Mr. Liu created his own brand “Carlliu” and served as design director at Designworks, a global creative consultancy owned by BMW, from December 2014 to April 2016. Prior to joining Designworks, Mr. Liu served as the general manager of Idea Dao Design from July 2009 to October 2014, and the creative manager for The Walt Disney Company in China from January 2007 to March 2009. From 1996 to 2006, Mr. Liu was a director with many corporations and design firms, including Intel, Motorola, Sync 2 Design and Astro Studios. Mr. Liu’s signature designs include Compaq iPAQ PDA, Nike running watch Triax 300 and Triax 50, which have won several international awards, such as G-Mark, iF, IDSA and I.D, and sold over a million units each.

Mr. Hardy Peng Zhang has served as our chief financial officer since April 2018. Prior to joining our company, Mr. Zhang was an executive vice president of Bain Capital, a global private equity firm, from 2015 to 2018, where he was responsible for Bain Capital’s portfolio operation in Asia in relation to strategic planning, financial control, IPO, M&A and financing activities. Prior to joining Bain Capital, Mr. Zhang was the chief financial officer of HOAU Group from 2013 to 2015. Prior to that, Mr. Zhang was a consultant at Boston Consulting Group’s China Office from 2012 to 2013. Before joining Boston Consulting Group, Mr. Zhang worked at A.P. Moller-Maersk Group as a finance executive from 2002 to 2011. Mr. Zhang received his bachelor’s degree in economics and finance from the Peking University in 2002 and an MBA from INSEAD in 2012.

B.                                    Compensation

In 2018, we paid an aggregate of approximately RMB3.7 million (US$0.5 million) in cash to our executive officers, and approximately RMB0.4 million (US$63 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Amended and Restated 2016 Global Share Incentive Plan

In January 2016, our shareholders and board of directors approved the 2016 Global Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2018, we amended the 2016 Global Share Incentive Plan, or the Amended and Restated 2016 Plan, so that the maximum aggregate number of ordinary shares that may be issued under the Amended and Restated 2016 Plan is 5,861,480 ordinary shares. As of December 31, 2018, options to purchase 5,314,246 ordinary shares and 100,000 restricted share units had been granted and were outstanding, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan:

Type of Awards.  The plan permits the awards of options, restricted share units, restricted shares, share appreciation rights, dividend equivalents and share payments.

Plan Administration.  Our board of directors or a committee appointed by the board of directors will administer the plan. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement.  Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.  We may grant awards to our employees, consultants and directors.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options.  The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions.  Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan.  Unless terminated earlier, the plan has a term of ten years. Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plan.

The following table summarizes, as of December 31, 2018, the options granted and outstanding under the Amended and Restated 2016 Plan to our directors and executive officers and our other employees, excluding options that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hardy Peng Zhang	*	—	May 1, 2018	April 30, 2028
Other employees	4,613,050	0.20	February 1, 2016~ November 1, 2018	January 31, 2026~ October 30, 2028

*Less than 1% of our total ordinary shares outstanding as of December 31, 2018.

The following table summarizes, as of December 31, 2018, the restricted share units granted and outstanding under the Amended and Restated 2016 Plan to our directors and executive officers and our other employees, excluding restricted share units that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Changqing Ye	*	October 19, 2018	October 18, 2028
Xiaojun Li	*	October 19, 2018	October 18, 2028
Mei-Wei Cheng	*	October 19, 2018	October 18, 2028
Julian Juul Wolhardt	*	October 19, 2018	October 18, 2028
John Jinshu Zhang	*	October 19, 2018	October 18, 2028

*Less than 1% of our total ordinary shares outstanding as of December 31, 2018.

2018 Share Incentive Plan

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company, which became effective immediately prior to the completion of our initial public offering. Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan commencing with the fiscal year ended December 31, 2019, if determined and approved by the board of directors for the relevant fiscal year. As of December 31, 2018, no share incentive award has been granted under the 2018 Plan.

The following paragraphs describe the principal terms of the 2018 Plan:

Type of Awards.  The plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by the board of directors or a committee of one or more members of the board of directors.

Plan Administration.  Our board of directors or a committee of one or more members of the board of directors will administer the plan. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement.  Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.  We may grant awards to our employees, consultants and directors, as determined by the board of directors or a committee of one or more members of the board of directors.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options.  The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions.  Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan.  Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plan.

C.                                    Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Global Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Mr. Changqing Ye, Mr. Xiaojun Li and Mr. Mei-Wei Cheng. Mr. Changqing Ye is the chairman of our audit committee. We have determined that Mr. Changqing Ye, Mr. Xiaojun Li and Mr. Mei-Wei Cheng satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Changqing Ye qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Ms. Jenny Hongwei Lee, Mr. Julian Juul Wolhardt and Mr. Xiaojun Li. Ms. Jenny Hongwei Lee is the chairman of our compensation committee. We have determined that Mr. Julian Juul Wolhardt and Mr. Xiaojun Li satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Mr. John Jinshu Zhang, Mr. Changqing Ye and Mr. Mei-Wei Cheng. Mr. John Jinshu Zhang is the chairperson of our nominating and corporate governance committee. Mr. John Jinshu Zhang, Mr. Changqing Ye and Mr. Mei-Wei Cheng satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our sixth amended and restated memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

D.                                    Employees

As of December 31, 2018, we had 413 full-time employees. We had a total of 319 employees as of December 31, 2016 and 317 employees as of December 31, 2017. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018.

Function	Number	% of Total Employees
Sales and marketing	198	48.0
Research and Development	89	21.5
Supply chain management and general administration	126	30.5
Total number of employees	413	100.0

A substantial majority of the personnel in our manufacturing facility, mainly the personnel working on the assembly and production lines, are outsourced from third parties, and are not our employees.

Our success depends on our ability to attract, retain and motivate qualified employees that share our values and vision. We offer employees competitive salaries, which are potentially adjusted twice a year based on the employee’s performance. We believe that we maintain a good working relationship with our employees.

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, medical, work-related injury and unemployment benefit plans. See “Item 3. Key Information— D. —Risks Relating to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•                  each of our directors and executive officers; and

•                  each of our principal shareholders who beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 148,674,058 ordinary shares, consisting of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares, as of March 31, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares	% of aggregate voting power***

Directors and Executive Officers**:
Yan Li(1)	—	6,615,000	4.4%	12.6%
Token Yilin Hu(2)	—	12,027,020	8.1%	22.8%
Jenny Hongwei Lee(3)	17,290,382	—	11.6%	8.2%
Changqing Ye	—	—	—	—
Xiaojun Li	—	—	—	—
Mei-Wei Cheng	—	—	—	—
Julian Juul Wolhardt	—	—	—	—
John Jinshu Zhang	—	—	—	—
Carl Chuankai Liu(4)	—	2,000,000	1.3%	3.8%
Hardy Peng Zhang	*	—	*	*
All Directors and Executive Officers as a Group	17,466,681	20,642,020	24.0%	46.4%
Principal Shareholders:
Glory Achievement Fund Limited(5)	59,014,235	—	39.7%	28.0%
Entities affiliated with GGV(6)	17,290,382	—	11.6%	8.2%
Niu Holding Inc.(7)	—	14,027,020	9.4%	26.6%

*Less than 1% of our total ordinary shares outstanding as of March 31, 2019.

** The business address of Messrs.Yan Li, Token Yilin Hu, Carl Chuankai Liu, and Hardy Peng Zhang is No. 10 Wangjing Street, Building A, 11/F, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Ms. Jenny Hong Wei Lee is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, People’s Republic of China. The business address of Mr. Changqing Ye is Flat B, 36/F, Tower 6, Harbour Green, 8 Shum Mong Road, Tai KokTsui, Kowloon, Hong Kong. The business address of Mr. Mei-Wei Cheng is 1202 Building 10, Green Court, 777 Biyun Road, Pudong, Shanghai, 201206, People’s Republic of China. The business address of Mr. Julian Juul Wolhardt is 21F, York House, The Landmark, 15 Queen’s Road Central, Hong Kong. The business address of Mr. John Jinshu Zhang is 601 South Figueroa Street, Suite 2500, Los Angeles, California 90017, the United States of America.

***For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to four votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)         Represents 6,615,000 Class B ordinary shares held by ELLY Holdings Limited, a BVI business company. ELLY Holdings Limited is wholly owned by Dr. Yan Li. The registered address of ELLY Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(2)         Represents 12,027,020 Class B ordinary shares out of the 14,027,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company. Mr. Token Yilin Hu, our director and vice president, and Mr. Carl Chuankai Liu, our vice president, each holds 85.7% and 14.3% of Niu Holding Inc., respectively. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(3)         Represents (i) 12,591,214 Class A ordinary shares held by GGV Capital V L.P., (ii) 462,099 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., and (iii) 2,222,222 Class A ordinary shares in the form of ADS, and 2,014,847 Class A ordinary shares held by GGV Capital Select L.P., each a Delaware limited partnership, according to a Schedule 13D jointly filed on February 12, 2019 by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., GGV Capital V L.L.C., GGV Capital Select L.P., GGV Capital Select L.L.C., Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Jenny Hong Wei Lee. GGV Capital V L.L.C. is the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P., and GGV Capital Select L.L.C. is the general partner of GGV Capital Select L.P. Messrs. Glenn Solomon, Jixun Foo, Jenny Hongwei Lee, Jeff Richards, and Hans Tung are the managing directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C., and share voting and investment control over these shares. The registered address of each of GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. is 108 West 13th Street, Wilmington, Delaware, 19801, County of New Castle, USA.

(4)         Represents 2,000,000 Class B ordinary shares out of the 14,027,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, according to a Schedule 13G jointly filed on January 30, 2019 by Niu Holding Inc. and Token Yilin Hu. Mr. Token Yilin Hu, our director and vice president, and Mr. Carl Chuankai Liu, our vice president, each holds 85.7% and 14.3% of Niu Holding Inc., respectively. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(5)         Represents 59,014,235 Class A ordinary shares held by Glory Achievement Fund Limited, a Cayman Islands company, according to a Schedule 13G filed on February 12, 2019 by Glory Achievement Fund Limited and its affiliated parties. Glory Achievement Fund Limited is ultimately and wholly held by a trust, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Yi’nan Li. The registered address of Glory Achievement Fund Limited is P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands.

(6)         Represents (i) 12,591,214 Class A ordinary shares held by GGV Capital V L.P., (ii) 462,099 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., and (iii) 2,222,222 Class A ordinary shares in the form of ADS, and 2,014,847 Class A ordinary shares held by GGV Capital Select L.P., each a Delaware limited partnership, according to a Schedule 13D jointly filed on February 12, 2019 by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., GGV Capital V L.L.C., GGV Capital Select L.P., GGV Capital Select L.L.C., Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Jenny Hong Wei Lee. GGV Capital V L.L.C. is the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P., and GGV Capital Select L.L.C. is the general partner of GGV Capital Select L.P. Messrs. Glenn Solomon, Jixun Foo, Jenny Hongwei Lee, Jeff Richards, and Hans Tung are the managing directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C., and share voting and investment control over these shares. The registered address of each of GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. is 108 West 13th Street, Wilmington, Delaware, 19801, County of New Castle, USA.

(7)         Represents 14,027,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, according to a Schedule 13G jointly filed on January 30, 2019 by Niu Holding Inc. and Token Yilin Hu. Mr. Token Yilin Hu, our director and vice president, and Mr. Carl Chuankai Liu, our vice president, each holds 85.7% and 14.3% of Niu Holding Inc., respectively. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

To our knowledge, as of March 31, 2019, a total of 29,068,160 Class A ordinary shares were held by four record holders in the United States, representing approximately 19.6% of our total outstanding shares on an as-converted basis. One of these holders is Citibank, N.A., the depositary of our ADS program, which held 14,000,000 Class A ordinary shares on record, representing approximately 9.4% of our total outstanding shares on record as of March 31, 2019. None of our outstanding Class B ordinary shares were held by record holders in the United States as of March 31, 2019. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to four votes per share. Holders of Class A and Class B ordinary shares vote together as one class on all matters subject to a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. See “Item 10.B. Additional Information—Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.      Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.

Shareholders Agreement

We entered into our fourth amended and restated shareholders agreement on August 22, 2018 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including right of participation, right of first refusal and co-sale rights, and contains provisions governing the board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, have automatically terminated upon the completion of our initial public offering.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights.  At any time after the earlier of (i) March 26, 2021 or (ii) six months following the effectiveness of a registration statement filed with the SEC for a qualified initial public offering, holders of at least 10% of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least fifty percent (50%) of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than three demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder, (iii) third, to holders of other securities of us.

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions.

Termination of Registration Rights. Our shareholders’ registration rights will terminate upon the earlier of (i) the fifth anniversary of the completion of this offering, (ii) as to any shareholder when the shareholder together with its affiliates can sell all of its shares subject to registration rights in reliance on Rule 144 promulgated under the Securities Act without transfer restrictions, and (iii) the consummation of a liquidation event.

Transactions with Our Shareholders

In February 2018, Jiangsu Xiaoniu obtained from Bank of China a one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 4.5675% per annum. Mr. Yi’nan Li and Mr. Changlong Sheng, each a beneficial owner of our company and a shareholder of our VIE, together with our VIE and certain subsidiaries, provided joint liability guarantees for the loan. The loan was fully repaid in December 2018. On February 8, 2018, Jiangsu Xiaoniu obtained from Bank of China a new one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 4.5675% per annum. The guarantees for this loan are the same as for the previous loan in February 2018.

Employment Agreements and Indemnification Agreements

See “Item 6—Directors, Senior Management and Employees—B. Compensation”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation”

Private Placements

Ordinary Shares

On March 26, 2018, we repurchased 432,000 ordinary shares from Niu Holding Inc. for an aggregate consideration of US$665,000. Such shares were cancelled immediately upon repurchase.

Preferred Shares

On March 26, 2018, we issued 5,137,859 Series B preferred shares to Plum Angel Investment Co., Ltd., GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., GGV Capital Select L.P., Future Capital Discovery Fund I, L.P., IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P. and Phoenix Wealth Investment (Holdings) Limited for an aggregate consideration of approximately US$25.5 million.

On March 26, 2018, as a result of conversion of 2016 Convertible Loans, we issued 10,119,329 Series A-3 preferred shares to Glory Achievement Fund Limited, Plum Angel Investment Co., Ltd., GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. Future Capital Discovery Fund I, L.P and Hyperfinite Galaxy Holding Limited.

Share Options and Restricted Shares Grants

Please refer to “Item 6. Directors, Senior Management and Employees— B. Compensation.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview —Regulation—Regulations Relating to Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.         The Offer and Listing

A.                                    Offering and Listing Details

Our ADSs, each representing two Class A ordinary shares, have been listed on The Nasdaq Global Market since October 19, 2018 under the symbol “NIU”.

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

The ADSs have been listed on Nasdaq since October 19, 2018 under the symbol “NIU”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our current (sixth amended and restated) memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees— C. Board Practices—Board of Directors.”

Ordinary Shares

Ordinary Shares.  Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to four votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not an affiliate of such holder or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not an affiliate of such holder.

Dividends.  Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.  Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to four votes, on all matters subject to a vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.  Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.  On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.  Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.  Our memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.  Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.  We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Niu Technologies is not a PRC resident enterprise for PRC tax purposes. Niu Technologies is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Niu Technologies meets all of the conditions above. Niu Technologies is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Niu Technologies is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Niu Technologies would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Niu Technologies is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Niu Technologies, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets”(generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare and alternative minimum tax considerations, any withholding or information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own 10% or more of our stock (by vote or value);

•                  persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its result of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE and its subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We expect our ADSs will be considered to be readily tradable on the Nasdaq Global Market, which is an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States. Consequently, if our ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC. Our ADSs are expected to qualify as being regularly traded, but no assurance may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-227497), as amended, including the prospectus contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC the registration statement on Form F-6 (Registration No. 333-227702) to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish the Citibank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.niu.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.                                        Subsidiary Information

Not applicable.

Item 11.                          Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our short term bank borrowings. Our short term bank borrowing bears interests at fixed rates. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest expenses may exceeds expectations due to changes in market interest rates. If we were to renew these short term bank borrowings, we might be subject to interest rate risk.

Foreign Exchange Risk

A substantial majority of all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. In addition, as our business and operation expand in European and other overseas markets, we are exposed to increased foreign exchange risks for U.S. dollar and other currencies.

Substantially all of our revenues and expenses are denominated in RMB. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollar was approximately 5% in 2018, while the Renminbi appreciated 6.9% against the U.S. dollar in 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Any significant depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, December 2017 and December 2018 were increases of 2.1%, 1.8% and 2.1%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

Item 12.                          Description of Securities Other than Equity Securities

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Citibank, N.A. acts as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F, Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued

•Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

•Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

•Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

•Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

•ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

An ADS holder will also be responsible to pay certain charges such as:

•                  taxes (including applicable interest and penalties) and other governmental charges;

•                  the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•                  certain cable, telex and facsimile transmission and delivery expenses;

•                  the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

•                  the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•                  the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges an ADS holder may be required to pay may vary over time and may be changed by us and by the depositary bank. An ADS holder will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2018, we received approximately US$0.7 million as reimbursement from the depositary.

PART II

Item 13     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-227497) in relation to our initial public offering of 7,000,000 ADSs representing 14,000,000 of our Class A ordinary shares, at an initial offering price of $9.00 per ADS. Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. were the representatives of the underwriters.

The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$7.8 million including underwriting commissions and discounts and the offering expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As a result of our initial public offering, we raised total net proceeds of approximately US$55.2 million after deducting underwriting commissions and discounts and the offering expenses. For the period from October 18, 2018, the date that the F-1 registration statement was declared effective by the SEC, to the date of this annual report, we have not used net proceeds from our initial public offering.

We intend to use the net proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for upgrade and expansion of manufacturing facilities, research and development, distribution network expansion and general corporate purposes.

Item 15     Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

To remedy our identified material weakness, we have implemented measures to improve our internal control over financial reporting, including: (i) hiring a chief financial officer and hiring an additional financial reporting manager with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters; and (ii) hiring an internal audit manager and an internal audit associate with experience in SOX requirements and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting. In addition, we will continue to take other steps to strengthen our internal control over financial reporting, including: (i) upgrading our financial system to enhance our effectiveness and enhance control of financial analysis; (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements; (iii) establishing a regular training program for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements; and (iv) implementing and formalizing comprehensive internal controls over financial reporting, including developing a comprehensive policy and procedure manual, to allow for prevention, early detection and resolution of potential compliance issues.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                                         Audit Committee Financial Expert

Our board of directors has determined that Mr. Changqing Ye, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605 and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.                                         Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in September 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.niu.com.

Item 16C.                                         Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal external auditors, for the periods indicated.

	2017		2018
Audit fees(1)	US$	57,435	US$	1,736,139
Tax fees(2)	US$	—	US$	26,399

(1)         “Audit fees” in 2018 represent the aggregate fees billed or payable for professional services rendered by our principal auditors for the audits of our consolidated financial statements, services that are normally provided by the auditors in connection with and regulatory filing or engagements, and fees for assurance services rendered in connection with our IPO in 2018. “Audit fees” in 2017 include fees related to the audits of the statutory financial statements of our PRC subsidiaries for the year ended December 31, 2017, which were engaged by our PRC subsidiaries.

(2)         “Tax fees” mean the aggregate fees billed for services rendered by independent registered public accounting firm for transfer pricing services.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, including as described above.

Item 16D.                                         Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.                                          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                                        Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to the American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.                                        Mine Safety Disclosure

Not applicable.

PART III

Item 17.                                                  Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.                                                  Financial Statements

The consolidated financial statements of Niu Technologies, its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.                                                  Exhibits

Exhibit Number	Description of Document

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 23, 2018 (incorporated by reference to Exhibit 3.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), as amended, filed with the Securities and Exchange Commission on October 9, 2018)

2.3

Deposit Agreement dated October 18, 2018 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form S-8 (file no. 333-229190), as amended, filed with the Securities and Exchange Commission on January 11, 2019)

2.4

Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated August 22, 2018(incorporated by reference to Exhibit 4.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.1

Amended and Restated 2016 Global Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.2

2018 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.4

Form Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.5

English translation of the Powers of Attorney among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated July 20, 2018 (incorporated by reference to Exhibit 10.5 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.6

English translation of the Amended and Restated Share Pledge Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated July 20, 2018 (incorporated by reference to Exhibit 10.6 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.7

English translation of the Amended and Restated Exclusive Business Cooperation Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated July 20, 2018 (incorporated by reference to Exhibit 10.7 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.8

English translation of the Amended and Restated Exclusive Option Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated July 20, 2018 (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.9

Additional Series A-3 Preferred Shares Purchase Agreement among the Registrant, its WFOE, Beijing Niudian and certain other parties thereto dated March 26, 2018 (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.10

Series B Preferred Shares Purchase Agreement among the Registrant, its WFOE, Beijing Niudian and certain other parties thereto dated March 26, 2018 (incorporated by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.11

Motor Purchase and Sales Contract between Bosch (Ningbo) E-scooter Motor Co., Ltd. and Jiangsu Xiaoniu Electric Technology Co., Ltd. dated March 21, 2017 (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.12

Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497), as amended, filed with the Securities and Exchange Commission on October 16, 2018)

4.13*	Manufacturing Cooperation Agreement Between Jiangsu Xiaoniu Diandong Technology Co., Ltd. and Changzhou Shanqi Motorcycle Co., Ltd. dated December 1, 2018.

4.14*	Development Collaboration Agreement Between the Registrant and Volkswagen Aktiengesellschaft dated March 15, 2019

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of DaHui Lawyers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                                         Filed herewith

**                                  Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Niu Technologies

By:	/s/ YAN LI
Name:Yan Li
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: April 25, 2019

NIU TECHNOLOGIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Niu Technologies:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Niu Technologies and subsidiaries (the Company) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China

April 25, 2019

NIU TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
ASSETS
Current assets
Cash	2(f)	111,996,325	569,059,591	82,766,285
Term deposit		—	27,452,663	3,992,824
Restricted cash-current	10	104,547,200	179,262,714	26,072,680
Short-term investments	3	85,187,718	120,241,425	17,488,390
Accounts receivable, net	4	10,382,112	54,424,845	7,915,765
Inventories	5	88,225,965	142,382,205	20,708,633
Prepayments and other current assets	6	7,349,583	26,919,954	3,915,345
Total current assets		407,688,903	1,119,743,397	162,859,922

Non-current assets
Restricted cash-non current	10	65,342,000	—	—
Property and equipment, net	7	28,696,602	40,985,174	5,961,046
Intangible assets, net	8	1,277,467	7,717,754	1,122,501
Other non-current assets	9	626,605	16,805,474	2,444,256
Total non-current assets		95,942,674	65,508,402	9,527,803

Total assets		503,631,577	1,185,251,799	172,387,725

LIABILITIES
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of VIE without recourse to the Company of RMB168,234,207 and RMB179,978,003 as of December 31, 2017 and 2018, respectively)	10	168,234,207	179,978,003	26,176,715
Convertible loan	11	151,557,796	—	—
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB124,937,465 and RMB249,665,890 as of December 31, 2017 and 2018, respectively)		124,937,465	249,665,890	36,312,398
Advances from customers (including advances from customers of VIE without recourse to the Company of RMB48,503,389 and RMB20,505,861 as of December 31, 2017 and 2018, respectively)		48,503,389	20,505,861	2,982,454
Deferred revenue - current (including deferred revenue-current of VIE without recourse to the Company of RMB9,853,361 and RMB12,666,330 as of December 31, 2017 and 2018, respectively)		9,853,361	12,666,330	1,842,241
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB75,382,869 and RMB119,242,975 as of December 31, 2017 and 2018, respectively)	12	75,412,869	134,184,026	19,516,258
Total current liabilities		578,499,087	597,000,110	86,830,066

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
Non-current liabilities
Warranty-non current (including warranty-non current of VIE without recourse to the Company of RMB12,378,751 and RMB17,609,842 as of December 31, 2017 and 2018, respectively)	12	12,378,751	17,609,842	2,561,245
Deferred revenue - non current (including deferred revenue-non current of VIE without recourse to the Company of RMB144,700 and RMB234,801 as of December 31, 2017 and 2018, respectively)		144,700	234,801	34,150
Total non-current liabilities		12,523,451	17,844,643	2,595,395

Total liabilities		591,022,538	614,844,753	89,425,461

MEZZANINE EQUITY
Series A-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 16,666,667 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018; Redemption value of RMB130,684,003 and nil as of December 31, 2017 and 2018; Liquidation value of RMB196,026,005 and nil as of December 31, 2017 and 2018)	13	130,684,003	—	—
Series A-2 Redeemable Convertible Preferred Shares (US$0.0001 par value, 3,608,247 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018; Redemption value of RMB39,205,192 and nil as of December 31, 2017 and 2018; Liquidation value of RMB58,807,788 and nil as of December 31, 2017 and 2018)	13	39,205,192	—	—
Series A-3 Redeemable Convertible Preferred Shares (US$0.0001 par value, 5,003,436 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018; Redemption value of RMB67,955,320 and nil as of December 31, 2017 and 2018; Liquidation value of RMB101,932,980 and nil as of December 31, 2017 and 2018)	13	67,955,320	—	—

Total mezzanine equity		237,844,515	—	—

SHAREHOLDERS’ (DEFICIT) / EQUITY:
Ordinary Shares (US$0.0001 par value, 444,721,650 shares authorized as of December 31, 2017; 64,570,520 shares issued and outstanding as of December 31, 2017)	14	39,948	—	—
Class A Ordinary Shares (US$0.0001 par value, 4,900,000,000 shares authorized as of December 31, 2018; 128,032,038 shares issued and outstanding as of December 31, 2018)	14	—	83,120	12,089
Class B Ordinary Shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2018; 20,642,020 shares issued and outstanding as of December 31, 2018)	14	—	12,839	1,867
Series Seed Convertible Preferred Shares (US$0.0001 par value, 30,000,000 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018)	14	18,436	—	—
Additional paid-in capital		440,265,896	1,717,483,548	249,797,622
Accumulated other comprehensive income/(loss)		5,596,238	(22,786,922)	(3,314,220)
Accumulated deficit		(771,155,994)	(1,124,385,539)	(163,535,094)
Total shareholders’ (deficit)/equity		(325,235,476)	570,407,046	82,962,264

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		503,631,577	1,185,251,799	172,387,725

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Year Ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$
Net revenues	19	354,810,048	769,368,001	1,477,781,304	214,934,376
Cost of revenues		(367,587,499)	(714,669,718)	(1,279,155,847)	(186,045,502)
Gross (loss)/profit		(12,777,451)	54,698,283	198,625,457	28,888,874

Operating expenses:
Selling and marketing expenses		(89,753,835)	(83,064,894)	(150,150,872)	(21,838,539)
Research and development expenses		(33,089,565)	(39,492,743)	(91,811,892)	(13,353,486)
General and administrative expenses		(90,839,388)	(76,411,871)	(274,110,654)	(39,867,741)
Operating loss		(226,460,239)	(144,271,225)	(317,447,961)	(46,170,892)

Change in fair value of a convertible loan		—	(43,006,399)	(34,499,858)	(5,017,796)
Interest expenses		(2,320,169)	(3,153,521)	(7,721,675)	(1,123,071)
Interest income		660,601	1,006,972	2,998,796	436,157
Investment income		370,118	2,315,536	4,601,849	669,311
Foreign currency exchange (losses)/gain		(6,279,783)	1,612,766	1,646,173	239,426
Government grants		1,308,550	833,000	1,395,200	202,923
Loss before income taxes		(232,720,922)	(184,662,871)	(349,027,476)	(50,763,942)
Income tax expense	17	—	—	—	—
Net loss		(232,720,922)	(184,662,871)	(349,027,476)	(50,763,942)

Other comprehensive (losses)/income
Foreign currency translation adjustment, net of nil income taxes		(2,674,062)	9,994,461	(28,436,867)	(4,135,971)
Unrealized gain on available for sale securities, net of nil income taxes		457,471	2,415,901	4,655,556	677,123
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of nil income taxes		(370,118)	(2,315,536)	(4,601,849)	(669,311)
Comprehensive loss		(235,307,631)	(174,568,045)	(377,410,636)	(54,892,101)

Net loss per ordinary share
—Basic and diluted	18	(22.35)	(7.02)	(5.30)	(0.77)

Weighted average number of shares outstanding used in computing net loss per ordinary share
—Basic and diluted	18	10,414,325	26,295,181	65,834,876

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) / EQUITY

	Ordinary shares		Series Seed convertible preferred shares		Additional paid-in capital	Accumulated other comprehensive (loss) / income	Accumulated deficit	Total shareholders’ (deficit)/equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	59,459,020	36,593	30,000,000	18,436	299,433,895	(1,911,879)	(353,772,201)	(56,195,156)
Issuance of ordinary shares	5,111,500	3,355	—	—	—	—	—	3,355
Net loss	—	—	—	—	—	—	(232,720,922)	(232,720,922)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(2,674,062)	—	(2,674,062)
Unrealized holding gains on available-for-sale security, net of nil income taxes	—	—	—	—	—	457,471	—	457,471
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of nil income taxes	—	—	—	—	—	(370,118)	—	(370,118)
Share-based compensation	—	—	—	—	78,304,903	—	—	78,304,903

Balance as of December 31, 2016	64,570,520	39,948	30,000,000	18,436	377,738,798	(4,498,588)	(586,493,123)	(213,194,529)
Net loss	—	—	—	—	—	—	(184,662,871)	(184,662,871)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	9,994,461	—	9,994,461
Unrealized holding gains on available-for-sale security, net of nil income taxes	—	—	—	—	—	2,415,901	—	2,415,901
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of nil income taxes	—	—	—	—	—	(2,315,536)	—	(2,315,536)
Share-based compensation	—	—	—	—	62,527,098	—	—	62,527,098

Balance as of December 31, 2017	64,570,520	39,948	30,000,000	18,436	440,265,896	5,596,238	(771,155,994)	(325,235,476)
Share-based compensation	—	—	—	—	265,874,927	—	—	265,874,927
Repurchase and retirement of ordinary shares	(432,000)	(266)	—	—	—	—	(4,202,069)	(4,202,335)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering costs	14,000,000	9,714	—	—	383,308,578	—	—	383,318,292
Conversion of Series Seed Preferred Shares into ordinary shares	30,000,000	18,436	(30,000,000)	(18,436)	—	—	—	—
Conversion of Series A Preferred Shares into ordinary shares	35,397,679	24,562	—	—	451,100,862	—	—	451,125,424
Conversion of Series B Preferred Shares into ordinary shares	5,137,859	3,565	—	—	176,933,285	—	—	176,936,850
Net loss	—	—	—	—	—	—	(349,027,476)	(349,027,476)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(28,436,867)	—	(28,436,867)
Unrealized holding gains on available-for-sale security, net of nil income taxes	—	—	—	—	—	4,655,556	—	4,655,556
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of nil income taxes	—	—	—	—	—	(4,601,849)	—	(4,601,849)
Balance as of December 31, 2018	148,674,058	95,959	—	—	1,717,483,548	(22,786,922)	(1,124,385,539)	570,407,046
Balance as of December 31, 2018—US$		13,956	—	—	249,797,622	(3,314,220)	(163,535,094)	82,962,264

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(232,720,922)	(184,662,871)	(349,027,476)	(50,763,942)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities
Allowance (reversals) for doubtful accounts	47,846	1,908,399	(1,215,464)	(176,782)
Share-based compensation	78,304,903	62,527,098	265,874,927	38,669,904
Change in fair value of a convertible loan	—	43,006,399	34,499,858	5,017,796
Depreciation and amortization	5,187,772	9,746,569	18,881,376	2,746,182
Investment income	(370,118)	(2,315,536)	(4,601,849)	(669,311)
Unrealized foreign exchange loss	4,445,782	219,885	108,528	15,785
Loss on disposal of property and equipment	—	4,697	227,720	33,121
Write-down of inventory	—	—	18,254,406	2,654,993
Interest income from restricted cash	—	—	(789,751)	(114,865)
Changes in operating assets and liabilities:
Accounts receivable	(19,215,134)	8,307,152	(42,827,269)	(6,228,968)
Inventories	(37,322,088)	(21,444,209)	(72,410,646)	(10,531,692)
Prepayments and other current assets	(10,954,173)	24,498,743	(19,570,371)	(2,846,392)
Other non-current assets	—	—	(130,199)	(18,937)
Accounts payable	48,615,385	53,119,693	124,728,425	18,140,997
Advances from customers	5,648,819	35,169,999	(27,997,528)	(4,072,072)
Deferred revenue	4,854,147	5,143,914	2,903,070	422,234
Warranty-non current	3,518,056	5,682,222	5,231,091	760,831
Accrued expenses and other current liabilities	26,905,991	39,151,124	55,640,518	8,092,578
Net cash (used in)/provided by operating activities	(123,053,734)	80,063,278	7,779,366	1,131,460

Investing activities:
Cash paid for purchase of property and equipment	(10,320,052)	(23,244,485)	(32,017,882)	(4,656,808)
Prepayments for land use rights	—	—	(12,329,652)	(1,793,274)
Purchase of intangible assets	—	—	(8,941,893)	(1,300,544)
Purchase of term deposits	—	—	(95,540,873)	(13,895,844)
Cash received from redemption of term deposits	—	—	75,638,800	11,001,207
Cash paid for purchase of short-term investments	(110,000,000)	(412,000,000)	(1,308,000,000)	(190,240,710)
Cash received from sale of short-term investments	60,370,118	379,315,536	1,277,601,849	185,819,482
Net cash used in investing activities	(59,949,934)	(55,928,949)	(103,589,651)	(15,066,491)

Financing activities:
Proceeds from issuance of Class A Ordinary Shares upon IPO, net of underwriting commissions and discounts of RMB30,599,667	—	—	406,538,433	59,128,563
Payment of issuance cost of Class A Ordinary Shares in connection with IPO	—	—	(20,089,502)	(2,921,897)
Proceeds from issuance of Series A-1 Redeemable Convertible Preferred Shares	43,068,820	—	—	—
Proceeds from issuance of Series A-3 Redeemable Convertible Preferred Shares	67,883,227	—	—	—
Issuance of Series B Redeemable Convertible Preferred Shares	—	—	161,392,196	23,473,521
Cash paid for repurchase of Ordinary Shares	—	—	(4,202,335)	(611,204)
Issuance of Restricted Ordinary Shares	3,355	—	—	—
Restricted cash paid as collateral for short-term bank borrowings	(64,713,277)	(66,288,600)	—	—
Proceeds from a convertible loan	115,808,672	—	—	—
Proceeds from short-term bank borrowings	112,795,310	118,701,147	199,978,003	29,085,594
Repayment for short-term bank borrowings	(49,834,330)	(49,997,837)	(188,234,207)	(27,377,530)

Net cash provided by financing activities	225,011,777	2,414,710	555,382,588	80,777,047
Effect of foreign currency exchange rate changes on cash	2,061,790	(5,673,424)	(2,509,037)	(364,921)
Net increase in cash	44,069,899	20,875,615	457,063,266	66,477,095
Cash at the beginning of the year	47,050,811	91,120,710	111,996,325	16,289,190
Cash at the end of the year	91,120,710	111,996,325	569,059,591	82,766,285

Supplemental information

Interest paid	2,189,011	3,117,410	7,656,695	1,113,620
Income tax paid	—	—	—	—
Payable for issuance cost of Class A Ordinary Shares in connection with IPO	—	—	(3,130,639)	(455,333)

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGINAZATION AND PRINCIPAL ACTIVITIES

Organization and principal activities

Niu Technologies (“the Company”), through its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”), is principally engaged in designing, manufacturing and selling of smart electric-scooters and its accessories under the brand name of “NIU”. The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC”).

The accompanying consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, consolidated VIE and VIE’s subsidiaries.

The VIE arrangements

The Group operates its online business in the PRC through Beijing Niudian Technologies Co., Ltd. (“Beijing Niudian”, or the “VIE”), a limited liability company established under the laws of the PRC on September 18, 2014. Beijing Niudian holds the necessary PRC operating licenses for the online business. The equity interests of Beijing Niudian are legally held by individuals who act as nominee equity holders of the VIE on behalf of Beijing Niudian Information Technology Co., Ltd. (“Niudian Information”), the Company’s wholly owned subsidiary. A series of contractual agreements, including Powers of Attorney, Exclusive Business Cooperation Agreement, Equity Pledge Agreement, Exclusive Option Agreement and Spousal Consent Letters (collectively, the “VIE Agreements”), were entered among the Company, Niudian Information, Beijing Niudian and its nominee equity holders on May 27, 2015 and were subsequently amended to include registration of the Equity Pledge Agreement with the relevant registration authority on June 11, 2018 and amended when an equity holder transferred certain equity interests to another equity holder on July 20, 2018.

Pursuant to the VIE Agreements, the Company is able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of the VIE, and has an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law at the lowest price possible. The Company’s management concluded that Beijing Niudian is a VIE and the Company is its primary beneficiary. As such, the consolidated financial statements of the VIE are included in the consolidated financial statements of the Company.

The principal terms of the VIE Agreements are further described below.

1)     Powers of Attorney

The Company and each of the equity holders of Beijing Niudian entered into Powers of Attorney. Pursuant to the Powers of Attorney, the equity holders of Beijing Niudian irrevocably appointed the Company as their attorney-in-fact to exercise all equity holder rights, including, but not limited to, convening and attending in the equity holders’ meeting, appointing or removing directors, executive officers and senior management, disposing of all or part of the equity holder’s interests in Beijing Niudian, casting equity holder’s vote on matters requiring equity holders’ approval and doing all other acts in the capacity of equity holder as permitted by Beijing Niudian’s Memorandum and Articles of Association. In addition, the Company has a right to assign its rights and benefits under the Powers of Attorney to any other parties without an advance notice to the equity holders of Beijing Niudian. The Powers of Attorney shall continue in force and be irrevocable as long as the equity holders of Beijing Niudian remain as the equity holders of Beijing Niudian.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF ORGINAZATION AND PRINCIPAL ACTIVITIES (Continued)

2)    Exclusive Business Cooperation Agreement

Niudian Information and Beijing Niudian entered into an Exclusive Business Cooperation Agreement, whereby Niudian Information is appointed as the exclusive service provider for the provision of business support, technology and consulting services to Beijing Niudian. Unless a written consent is given by Niudian Information, Beijing Niudian is not allowed to engage a third party to provide such services, while Niudian Information is able to designate another party to render such services to Beijing Niudian. Beijing Niudian shall pay Niudian Information on a monthly basis a service fee, which shall equal to 100% of the monthly net profits of Beijing Niudian, and Niudian Information has the sole discretion to adjust the basis of calculation of the service fee amount according to service provided to Beijing Niudian. Niudian Information owns the exclusive intellectual property rights, whether created by Niudian Information or Beijing Niudian, as a result of the performance of the Exclusive Business Cooperation Agreement unless terminated in writing by Niudian Information. The Exclusive Business Cooperation Agreement will be in effect until September 17, 2044 which represents the end of operation term of Beijing Niudian.

3)    Equity Pledge Agreement

An Equity Pledge Agreement was entered into by and among Niudian Information, Beijing Niudian and equity holders of Beijing Niudian. To guarantee payment from Beijing Niudian, including but not limited to the service fee pursuant to the Exclusive Business Cooperation Agreement, and the performance of Beijing Niudian and the nominee equity holders’ obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Powers of Attorney, the equity holders of Beijing Niudian pledged their respective equity in Niudian Information under the Equity Pledge Agreement to Niudian Information as collateral. In the event Beijing Niudian fails to pay Niudian Information its service fee, Niudian Information will have the right to sell the pledged equity and apply the proceeds received to pay any outstanding service fees due by Beijing Niudian to Niudian Information. The equity holders of Beijing Niudian agree that, during the term of the Equity Pledge Agreement, they will not dispose of the pledged equity or create or allow any encumbrance on the pledged equity, and they also agree that Niudian Information’s rights relating to the equity pledges shall not be prejudiced by any legal actions of the equity holders of Beijing Niudian, their successors or their designees. The equity pledges have been registered with the relevant registration authority and became effective and enforceable since registration. The Equity Pledge Agreement may only be terminated upon the fulfillment of all contractual obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Powers of Attorney. During the term of the Equity Pledge Agreement, Niudian Information is entitled to receive dividends attributable to the pledged Beijing Niudian equity.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF ORGINAZATION AND PRINCIPAL ACTIVITIES (Continued)

4)    Exclusive Option Agreement

Each of the equity holders of Beijing Niudian entered into an Exclusive Option Agreement with the Company, Niudian Information, and Beijing Niudian, pursuant to which the equity holders of Beijing Niudian granted the Company, and Niudian Information or other person upon the designation by the Company, an irrevocable and exclusive option to purchase, at its discretion and to the extent permitted under the PRC law, all or part of the equity holders’ interests in Beijing Niudian at RMB100 or the lowest price that the PRC law permits at the time unless a valuation of the equity is required by the PRC law. The equity holders of Beijing Niudian commit that without the prior written consent of the Company, the equity holders of Beijing Niudian will not, among other things, (i) create any pledge or encumbrance on their equity interests in Beijing Niudian, (ii) transfer or otherwise dispose of their equity interests in Beijing Niudian, (iii) change Beijing Niudian’s registered capital, (iv) amend Beijing Niudian’s articles of association, (v) dispose of Beijing Niudian’s material assets or enter into any material contract with a value of over RMB100,000 (except in the ordinary course of business), or (vi) merge Beijing Niudian with any other entity. In addition, Beijing Niudian undertakes that, without the Company’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). Beijing Niudian and its equity holders shall appoint those individuals recommended by the Company as directors of Beijing Niudian. Beijing Niudian shall provide operating and financial information to the Company at the request of the Company and ensure the continuance of the business. The Exclusive Option Agreement will remain effective until all equity interests in Beijing Niudian held by its equity holders are transferred or assigned to the Company or its designee. Beijing Niudian and its equity holders shall not have any right to terminate the Exclusive Option Agreement.

5)    Spousal Consent Letters

The spouses of each of nominee equity holders signed Spousal Consent Letters to consent that the equity interests in Beijing Niudian held by and registered in the name of the respective nominee equity holders will be disposed of pursuant to the VIE Agreements. These spouses agreed not to assert any rights over the equity interest in Beijing Niudian held by their spouses. In addition, in the event that the spouses obtain any equity interests in Beijing Niudian held by their spouses for any reason, they agreed to be bound by the VIE Agreements.

Risks in relation to the VIE structure

In the opinion of the Company’s management, the VIE Agreements have resulted in the Company having the power to direct activities that most significantly impact the VIE, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIE at its discretion. The Company considers that it has the right to receive all the benefits and assets of the VIE. As the VIE was established as a limited liability company under the PRC law, its creditors do not have recourse to the general credit of the Company for the liabilities of the VIE, and the Company does not have the obligation to assume the liabilities of the VIE.

The Company has determined that the VIE Agreements are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements; and if the equity holders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF ORGINAZATION AND PRINCIPAL ACTIVITIES (Continued)

The Company’s ability to control the VIE also depends on the rights provided to the Company under the Powers of Attorney to vote on all matters requiring equity holders’ approval in the respective VIE. As noted above, the Company believes these Powers of Attorney are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between the Company, Niudian Information, the VIE and its respective equity holders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

• revoke the business license and/or operating licenses of such entities;

• discontinue or place restrictions or onerous conditions on the Group’s operations;

• impose fines, confiscating the income from our VIE, or imposing other requirements with which the Group may not be able to comply;

• require the Group to restructure its ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over the VIE; or

• restrict or prohibit our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of the above restrictions or actions may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the VIE or the right to receive its economic benefits, the Company would no longer be able to consolidate the VIE. The Company’s management believes that the likelihood to lose the Company’s current ownership structure or the contractual arrangements with the VIE is remote based on the current facts and circumstances.

There is no VIE in which the Company has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIE.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF ORGINAZATION AND PRINCIPAL ACTIVITIES (Continued)

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2017 and 2018, and consolidated net revenues, net loss and cash flow information for the years ended December 31, 2016, 2017 and 2018, have been included in the accompanying consolidated financial statements:

	As of December 31,
	2017	2018
	RMB	RMB
Cash	71,792,874	90,723,253
Short-term investments	85,187,718	120,241,425
Accounts receivable, net	10,382,112	54,424,845
Inventories	88,225,965	142,155,411
Prepayments and other current assets	7,349,583	22,711,514
Amounts due from related parties*	—	4,262,270

Total current assets	262,938,252	434,518,718

Property and equipment, net	28,696,602	40,580,352
Intangible assets, net	1,277,467	580,667
Other non-current assets	626,605	16,805,475

Total assets	293,538,926	492,485,212

Short-term bank borrowings	168,234,207	179,978,003
Accounts payable	124,937,465	249,665,890
Amounts due to related parties**	144,169,442	211,250,230
Advances from customers	48,503,389	20,505,861
Deferred revenue—current	9,853,361	12,666,330
Accrued expenses and other current liabilities	75,382,869	119,242,975

Total current liabilities	571,080,733	793,309,289
Warranty—non current	12,378,751	17,609,842
Deferred revenue—non current	144,700	234,801

Total liabilities	583,604,184	811,153,932

*  Amounts due from related parties refers to the amounts due from the Company and Niudian Information which are eliminated upon consolidation.

** Amounts due to related parties refers to the amounts due to the Company and Niudian Information which are eliminated upon consolidation.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	354,810,048	769,368,001	1,477,593,628
Net loss	(227,081,999)	(145,154,084)	(294,156,973)
Net cash (used in)/provided by operating activities	(80,026,685)	(2,423,156)	14,379,166
Net cash used in investing activities	(59,949,934)	(55,928,949)	(74,333,070)
Net cash provided by financing activities	185,610,980	68,703,310	78,199,492
Effect of foreign currency exchange rate changes on cash	196,441	(813,270)	684,791
Net increase in cash	45,830,802	9,537,935	18,930,379
Cash at the beginning of the year	16,424,137	62,254,939	71,792,874
Cash at the end of the year	62,254,939	71,792,874	90,723,253

The unrecognized revenue-producing assets that are held by the VIE primarily consist of ICP License, Production License for National Industrial Products, trademarks, patents, know-how and customer relationships. None of the assets of the VIE can be used only to settle obligations of VIE. None of the assets of the VIE has been pledged or collateralized. The creditors of the VIE do not have recourse to the general credit of the Company or its consolidated subsidiaries.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)    Principles of Consolidation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE for which the Company or its subsidiary is the primary beneficiary, and the VIE’s subsidiaries.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All intercompany transactions and balances among the Company, its subsidiaries, the VIE, and the VIE’s subsidiaries have been eliminated upon consolidation.

(c)    Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts receivable, write downs for excess and obsolete inventories, depreciable lives of property and equipment and intangible assets, the realization of deferred income tax assets, future warranty expenses, the fair value of share-based compensation awards and convertible loans, and the fair value of the ordinary shares to determine the existence of beneficial conversion feature of the convertible redeemable preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)    Convenience Translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(e)    Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)    Cash

Cash consist of cash on hand, cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. Cash at bank and term deposits are deposited in financial institutions at below locations:

	As of December 31,
	2017	2018
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	51,157,225	145,529,365
—Denominated in USD	23,525,190	155,583,394
—Denominated in EUR	257	—

Total cash balances held at mainland PRC financial institutions	74,682,672	301,112,759

Financial institutions in the United States
—Denominated in USD	37,307,479	4,038,742

Total cash balances held at the United States financial institutions	37,307,479	4,038,742

Financial institutions in the Hong Kong S.A.R.
—Denominated in USD	—	263,588,286

Total cash balances held at the Hong Kong S.A.R. financial institutions	—	263,588,286
Total cash balances held at financial institutions	111,990,151	568,739,787

 (g)    Term deposit

Term deposit represents deposit placed with bank with original maturities of more than three months but less than one year. The Group’s term deposit is denominated in USD and is deposited at a financial institution in the mainland of the PRC.

(h)    Restricted Cash

Restricted cash is an amount of cash deposited with banks in conjunction with borrowings from the banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the remaining balance is classified as non-current asset on the Company’s consolidated balance sheets. The Group’s restricted cash are denominated in USD and are deposited at financial institutions in the mainland of the PRC.

(i)    Short-term investments

The Group’s short-term investments represent the Group’s investments in financial products managed by financial institutions in the PRC which are redeemable at the option of the Group on any working day. Short-term investments are reported at fair value, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive income/(loss) until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as investment income when earned.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)    Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Management considers the following factors when determining the collectability of specific accounts: historical experience, credit worthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. An allowance for doubtful accounts is made and recorded into general and administrative expenses based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Group does not have any off-balance sheet credit exposure related to its customers.

(k)    Inventories

Inventories, consisting of raw materials, work in progress, and products available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the weighted average cost method. Cost of work-in-process and finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity. The Group takes ownership, risks and rewards of the products purchased. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand. When appropriate, write downs to inventory are recorded to write down the cost of inventories to their net realizable value. Write downs of nil, nil and nil were recorded in cost of revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

(l)    Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

The estimated useful lives are as follows:

Machinery and equipment	3 ~ 10 years
Furniture	3 years
Leasehold improvements	3 years
Office and electronic equipment	2 ~ 5 years
Motor vehicles	4 years

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

Depreciation and amortization of property and equipment attributable to manufacturing activities is capitalized as part of inventories, and recognized as cost of revenues when the inventory is sold.

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)    Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite lives are amortized over the useful economic life on straight-line basis and assessed for impairment whenever there is an indication that the intangible assets may be impaired.

(n)    Impairment of Long-lived Assets

Long-lived assets such as property and equipment and intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2016, 2017 and 2018.

(o)    Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of products is generally subject to VAT at the rate of 17% prior to May 1, 2018 and 16% after May 1, 2018, and subsequently paid to PRC tax authorities after netting input VAT on purchases and VAT export rebates. The excess of output VAT over input VAT and VAT export rebates is reflected in Accrued expenses and other current liabilities, and the excess of input VAT and VAT export rebates over output VAT is reflected in Prepayments and other current assets in the consolidated balance sheets.

(p)    Fair Value Measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

        Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, term deposits, restricted cash, short-term investments, accounts receivable, short term bank borrowings, convertible loan, accounts payable and advances from customers. The Group measures short-term investments and convertible loan at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on prices per units quoted by issuers. They are categorized in Level 2 of the fair value hierarchy. Convertible loan being recognized in its entirety at fair value were measured at fair value using unobservable inputs. They are categorized in Level 3 of the fair value hierarchy. As of December 31, 2017 and 2018, the carrying values of other financial instruments approximated to their fair values due to the short term maturity of these instruments.

The Group’s non-financial assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired.

(q)    Revenue recognition

The Group generates substantially all of its revenues from sales of smart electric scooters, accessories and spare parts to the Group’s PRC franchised stores and overseas offline distributors or directly to individual customers online. The Group also generates its revenues from its subscription-based mobile application services, as well as insurance service as an agent. The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and the services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured.

When the Group sells its smart electric scooters to its customers, it also provides mobile application services for free for one to two years (the “free service period”). Customers are able to locate their smart electric scooters, as well as obtain the operating status (e.g. battery status), and claim online repair and maintenance requests of their smart electric scooters, upon their registration of their smart electric scooters on the Group’s mobile application. Customers may subscribe to such service after the free service period if they want to continue using aforementioned functions.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group allocates revenue to all deliverables based on their relative selling prices. The Group uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). The Group uses the standalone selling price as the fair value of VSOE for advanced mobile application services. The allocated revenue to mobile application services is deferred and recognized over the free service period. The deferred revenue that will be recognized in the next twelve months is classified as current portion, and the remaining balance of deferred revenue is classified as non-current portion.

Revenue from sales of products is recognized when the products is accepted by the franchised stores, overseas offline distributors or individual customers. When the Group sells its products to its franchised stores for domestic sales in PRC, acceptance of the products by the franchised stores is evidenced by goods receipt notes signed by the franchised stores, which is generally at the Group’s warehouse. The Group has no remaining obligations upon the franchised stores acceptance of the products. The risks and rewards of ownership of the products is transferred to the franchised stores upon the signing of the goods receipt notes and the franchised stores have no rights to return the products. When the Group sells its products to distributors for oversea sales, risks and rewards of ownership are transferred to the distributors upon the products are delivered to and accepted by distributors at the named port of shipment. When the Group sells its products to individual customers through its own online store and third-party e-commerce platform, the Group is responsible for the delivery to individual customers. Acceptance of the products is evidenced by goods receipt notes signed by individual customers, which represents the risks and rewards of ownership are transferred to individual customers. The Group offers 7-day return-and-refund policy to individual customers who purchase products online.

Revenue is recognized net of sales volume rebate, return allowances and VAT. The Group provides sales volume rebate to qualified distributors based on the volume sold by such distributors in a certain period. Sales volume rebates are accrued, when the products are sold to distributors. Return allowances, which reduce net revenues, are estimated based on historical experiences. Sales returns were insignificant for the years ended December 31, 2016, 2017 and 2018.

The Group also sells insurance plan for electric scooters (“NIU Cover”) to individual customers at their option. The insurance is provided by third party insurance companies. The Group earns the service fee on net basis. The Group recognizes revenue when the insurance agreement is signed, since the Group bears no further obligation upon the agreements are entered into between individual customers and insurance providers.

For some sales, the Group collects cash before delivery. Cash collected before product delivery is recognized as advances from customers.

(r)    Warranties

The Group provides for the estimated costs of warranties at the time revenue is recognized. The specific terms and conditions of those warranties vary among different parts of electric scooters. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement. These factors are estimates that may change based on new information that becomes available each period. The portion of the warranty reserve expected to be incurred within the next 12 months is included within Accrued expenses and other current liabilities while the remaining balance is included within Warranty—non current on the consolidated balance sheets.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)    Cost of Revenues

Cost of revenues mainly consists of the cost of products sold, write-downs of inventories, logistics costs and warranty costs.

(t)    Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising costs, promotion expenses and payroll and related expenses for personnel engaged in selling and marketing activities. Advertising expenses, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB51,170,420, RMB28,345,034 and RMB76,791,991 for the years ended December 31, 2016, 2017 and 2018, respectively.

(u)    General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, professional fees and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses.

(v)    Research and Development Expenses

Research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new products and technologies, and outsourced design expenses as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Research and development expenses are expensed as incurred.

(w)    Government Grants

Government grants represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. Government grants received by the Group were nonrefundable and were for the purpose of giving immediate incentive with no future costs or obligations were recognized in earnings in the Company’s consolidated statements of comprehensive loss.

(x)    Share-based Compensation

The Company periodically grants share-based awards, including but not limited to, restricted ordinary shares, restricted share units, and share options to eligible employees and directors.

Share-based awards granted to employees and directors are measured at the grant date fair value of the awards, and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period. For the years ended December 31, 2016 and 2017, the Company estimated forfeitures at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates. Effective from January 1, 2018, forfeitures are accounted when they occur.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Share-based compensation in relation to the restricted ordinary shares and restricted share units is measured based on the fair value of the Company’s ordinary shares at the grant date of the award. Prior to the IPO, the fair value was estimated using the income approach and equity allocation method. Estimation of the fair value of the Company’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. After the IPO, the fair value is the closing prices of the Company’s stock traded in the open market as of the grant date. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y)    Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of products and expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB12,652,658, RMB13,705,669 and RMB15,544,106 for the years ended December 31, 2016, 2017 and 2018, respectively.

(z)    Income Taxes

Current income taxes are provided on the basis of net income/(loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

(aa)    Operating leases

The Group leases premises for offices and production lines under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term.

(bb)    Foreign currency translation and foreign currency risks

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiary incorporated at Hong Kong S.A.R. is the United States dollars (“US$”). The functional currency of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as foreign currency exchange gain or losses in the consolidated statements of comprehensive loss.

The financial statements of the Company and its subsidiary incorporated at Hong Kong S.A.R. are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficits) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or losses in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or losses in the consolidated statements of changes in shareholders’ (deficit)/equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(cc)    Concentration and risk

Concentration of customers and suppliers

No customers individually represent greater than 10% of total net revenues of the Group for the years ended December 31, 2016, 2017 and 2018.

Suppliers from whom individually represent greater than 10% of total purchases of the Group for the years ended December 31, 2016, 2017 and 2018, are as follows:

	For the Year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	%
Supplier F	*	*	*	*	193,555,999	15%
Supplier A	51,368,000	12%	187,065,077	21%	150,385,652	12%
Supplier B	61,900,615	14%	152,966,930	18%	*	*
Supplier C	60,072,473	14%	*	*	*	*

        Customers accounting for 10% or more of accounts receivable, net are as follows:

	As of December 31,
	2017		2018
	RMB	%	RMB	%
Customer Y	3,904,087	32%	45,980,177	84%
Customer Z	1,471,144	12%	*	*

        Customers accounting for 10% or more of advances from customers are as follows:

	As of December 31,
	2017		2018
	RMB	%	RMB	%
Customer V	9,021,739	19%	*	*

        Suppliers accounting for 10% or more of accounts payable are as follows:

	As of December 31,
	2017		2018
	RMB	%	RMB	%
Supplier E	*	*	26,483,893	11%
Supplier F	*	*	25,702,037	10%
Supplier B	17,048,400	14%	*	*
Supplier D	12,623,108	10%	*	*

*                   The amount was less than 10% of total balance.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, term deposits, restricted cash, short-term investments and accounts receivable.

The Group’s investment policy requires cash, term deposits, restricted cash and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

Interest rate risk

The Group’s short-term bank borrowing bears interests at fixed rates. If the Group were to renew these loans, the Group might be subject to interest rate risk.

(dd)    Earnings/(Loss) per Share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

The Company’s preferred shares and restricted ordinary shares are participating securities. The preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis and the restricted ordinary shares are participating securities as the holders of the restricted ordinary shares have a non-forfeitable right to receive dividends with all ordinary shares. Neither the preferred shares nor the restricted ordinary shares have a contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares, preferred shares and restricted ordinary shares; whereas any undistributed net loss is allocated to ordinary shares only.

Restricted ordinary shares are excluded from the weighted average number of ordinary shares outstanding because the restricted ordinary shareholders must return the restricted ordinary shares to the Company, if the specified condition are not met.

Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible loan using the if-converted method, restricted ordinary shares and ordinary shares issuable upon the exercise of outstanding share option and restricted share units (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ee)    Segment Reporting

The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officer and management personnel do not segregate the Group’s business by product. All products and services are viewed as in one and the only operating segment.

(ff)    Statutory Reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiary, VIE and VIE’s subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2016, 2017 and 2018, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries as these PRC companies did not earn any after-tax profits as determined under PRC GAAP.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(gg)     Recent Accounting Pronouncements

In August 2015, FASB issued Accounting Standards Update (“ASU”) No. 2015-14, Revenue from Contracts with Customers—Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09”), issued in May 2014. According to the amendments in ASU 2015-14, for public business entity, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. For all other entities, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers—Principal versus Agent Considerations (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarify guidance related to identifying performance obligations and licensing implementation guidance contained in ASU No. 2014-09. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers—Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition and provides practical expedients for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective date for the amendment in ASU 2016-08, ASU 2016-10 and ASU 2016-12 are the same as the effective date of ASU No. 2014-09. All guidance is collectively referred to as “ASC606”. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASC606 will be applied for the fiscal year ending December 31, 2019. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effective effect recognized as of the date of adoption (“modified retrospective method”). The Company has selected to apply the modified retrospective method. The Company has evaluated the impact of ASC606 on the specific areas that apply to the Company and their potential impact to its processes, accounting, financial reporting, disclosures, and controls. Based on the contracts outstanding as of December 31, 2018, the Company has determined that the overall impact of adopting this ASC606 will not be material to the Company’s consolidated financial statements. ASC606 will primarily involve updating revenue recognition policy and related documentation and expanding revenue disclosures in the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842). ASU 2016-02 is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Additionally, the ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. The update requires lessees to apply a modified retrospective approach for recognition and disclosure, beginning with the earliest period presented. In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842)”—Targeted Improvements, which allows an additional transition method to adopt the new lease standard at the adoption date, as compared to the beginning of the earliest period presented, and recognize a cumulative-effect adjustment to the beginning balance of retained earnings in the period of adoption. Topic 842 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-02 will be applied for the fiscal year ending December 31, 2020. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) forfeitures accounting; and (d) classification on the statement of cash flows. For public entities, this standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, this standard is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company adopted this ASU beginning January 1, 2018 and selected to account for forfeitures when they occur. Such amendment was applied using the modified retrospective method and did not have material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company adopted this ASU on January 1, 2019, resulting in restricted cash being combined with cash reconciling beginning and ending balances.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718), which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. For public entities, this standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, this standard is effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. Management is currently evaluating the impact of this amendment and does not plan to early adopt this guidance.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (i) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (ii) adding certain quantitative disclosures, including (a) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (b) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (iii) removing certain fair value measurement disclosure requirements, including (a) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (b) the policy for timing of transfers between levels of the fair value hierarchy and (c) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Company is currently evaluating the effect of the disclosure requirements of ASU 2018-13 will have on its consolidated financial statements and does not expect the impact to be material.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Aggregate cost basis	85,000,000	120,000,000
Gross unrealized holding gain	187,718	241,425

Aggregate fair value	85,187,718	120,241,425

The Group’s short-term investments represent wealth management products issued by commercial banks in the PRC which are redeemed upon demand of the Group. The wealth management products are invested in debt securities issued by the PRC government, corporate debt securities, bank deposits, central bank bills and other securities issued by other financial institutions. As of December 31, 2017 and 2018, there were no gross unrealized holding losses.

4. ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable	12,338,357	54,652,991
Allowance for doubtful accounts	(1,956,245)	(228,146)

Accounts Receivable, net	10,382,112	54,424,845

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. ACCOUNTS RECEIVABLES, NET (Continued)

The movement of the allowance for doubtful accounts is as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at the beginning of the year	—	47,846	1,956,245
Additions/(reversals) charged to bad debt expense	47,846	1,908,399	(1,215,464)
Write-off of bad debt allowance	—	—	(512,635)
Balance at the end of the year	47,846	1,956,245	228,146

5. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Raw materials	72,473,857	120,290,456
Works in progress	1,522,033	1,948,838
Finished goods	14,230,075	20,142,911

Inventories	88,225,965	142,382,205

On April 5, 2018, there was a fire accident incurred at the warehouse in the Group’s rented plant facility in Jiangsu Province of People Republic of China. RMB18,254,406 inventories damage loss was recognized in general and administrative expenses for the year ended December 31, 2018.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Advances to suppliers	2,772,494	15,507,866
Deductible input VAT and VAT rebates receivable	3,469,724	7,855,998
Staff advances	1,029,409	447,791
Others*	77,956	3,108,299

Prepayments and Other Current Assets	7,349,583	26,919,954

*                 Others mainly include prepaid custom duties and interest income receivables.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Machinery and equipment	17,453,885	22,615,657
Furniture	15,499,944	36,630,720
Office and electronic equipment	7,253,743	9,071,471
Leasehold improvement	1,897,392	2,116,266
Motor vehicles	454,647	802,251
Property and Equipment	42,559,611	71,236,365

Less: Accumulated depreciation	(13,863,009)	(30,251,191)

Property and Equipment, net	28,696,602	40,985,174

Depreciation expenses were RMB4,490,972, RMB9,049,769 and RMB16,808,987 for the years ended December 31, 2016, 2017 and 2018, respectively.

Depreciation expense on property and equipment was allocated to the following expense items:

	For the Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cost of revenues	2,405,046	4,217,126	4,638,662
General and administrative expenses	1,120,533	1,873,711	2,261,620
Selling and marketing expenses	264,665	2,646,204	9,438,501
Research and development expenses	700,728	312,728	470,204

Total depreciation expense	4,490,972	9,049,769	16,808,987

8. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31, 2017
RMB	Amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Domain name	5 years	3,484,000	(2,206,533)	1,277,467

	As of December 31, 2018
RMB	Amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Trademarks	5 years	8,564,505	(1,427,418)	7,137,087
Domain name	5 years	3,484,000	(2,903,333)	580,667
Total		12,048,505	(4,330,751)	7,717,754

Amortization expenses of RMB696,800, RMB696,800 and RMB2,072,389 were recognized in general and administrative expenses for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, estimated amortization expense of the existing intangible assets for each of the next five years is RMB2,293,568, RMB1,712,901, RMB1,712,901, RMB1,712,901 and RMB285,483, respectively.

9. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Prepayments for land use right	—	12,329,652
Others*	626,605	4,475,822

Other non-current assets	626,605	16,805,474

*                 Others mainly include prepayments for equipment and intangible assets.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. SHORT-TERM BANK BORROWINGS AND RESTRICTED CASH

	As of December 31,
	2017	2018
	RMB	RMB
East West Bank loan	98,234,207	99,978,003
Bank of China loan	10,000,000	20,000,000
SPD Silicon Valley Bank loan	60,000,000	60,000,000

Short-term bank borrowings	168,234,207	179,978,003

In December 2015 and March 2016, Jiangsu Xiaoniu Diandong Technology Co., Ltd. (“Jiangsu Xiaoniu”), a subsidiary of Beijing Niudian, entered into two line-of-credit agreements with East West Bank that provides a one-year term revolving credit facility up to RMB100,000,000 in aggregate with interest rate of 2.8% per annum. All drawdowns are due one year from the drawdown date. To collateralize these lines of credits, the Company and Niu Technologies Group Limited, a subsidiary of the Company incorporated in Hong Kong S.A.R., made deposits of US$16,000,000 in aggregate at East West Bank. In November 2016, the Group signed amended agreements with East West Bank and extended the maturity date of both lines of credits and their collateral to May 29, 2018. In December 2017, the Group further signed amended agreements with East West Bank and extended the maturity date of both lines of credits and their collateral to December 23, 2018 and increased the interest rate to 4.5% per annum. In October 2018, the Group further signed amended agreements with East West Bank and extended the maturity date of both lines of credits to April 15, 2020 and increased the interest rate to 4.75% per annum. The Group can apply for withdrawing the restricted cash when borrowing drawdowns are repaid. As of December 31, 2017 and 2018, total outstanding balances of these loans were RMB98,234,207 and RMB99,978,003, respectively. Total outstanding balances of restricted cash were equivalent to RMB104,547,200 and RMB109,811,200, respectively, and was classified as current assets.

In August 2017, Jiangsu Xiaoniu Diandong Technology Co., Ltd. (“Jiangsu Xiaoniu”) entered into a short-term bank borrowing agreement with Bank of China (the “2017 BOC Loan”) that provides a six-month RMB10,000,000 loan bearing interest at 4.5675% per annum. Mr. Yi’nan Li, the founder and a board member of the Company until June 8, 2018, Mr. Changlong Sheng, a shareholder the Company, Beijing Niudian and its subsidiary Shanghai Niudian Trading Co., Ltd., and Jiangsu Xiaoniu’s subsidiary Changzhou Niudian International Trading Co., Ltd. provided joint liability guaranties for the loan. On February 5, 2018, Jiangsu Xiaoniu fully repaid the 2017 BOC Loan. On February 8, 2018, Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20,000,000, which bears interest rate at 4.5675% per annum, from Bank of China (the “2018 BOC Loan”). The guaranties for this loan are as same as the 2017 BOC Loan. The loan was fully repaid by Jiangsu Xiaoniu in December 2018. In December 2018, Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20,000,000, which bears interest at a rate of 4.5675% per annum, from Bank of China (the “2019 BOC Loan”). The guarantees for this loan are the same as for the previous loan in February 2018. As of December 31, 2018, the outstanding balance of this loan was RMB20,000,000.

In November 2017, Jiangsu Xiaoniu entered into a line-of-credit agreement with SPD Silicon Valley Bank that provides a one-year term credit facility of up to RMB60,000,000. The interest rate of the loan is at standard rate published by People’s Bank of China. To collateralize this line of credit, the Company made deposits of US$10,000,000 at the bank which will remain restricted until February 7, 2019. In November 2018, the line-of-credit agreement was amended to extend the maturity date to March 15, 2019. The Company continued the deposits of US$10,000,000 at the bank which remained restricted until March 14, 2019. This line of credit contains certain financial and nonfinancial covenants. As of December 31, 2017 and 2018, Jiangsu Xiaoniu was in compliance with the covenants and the outstanding balance was both RMB60,000,000 bearing interest at 4.35% per annum. Outstanding balance of current restricted cash as of December 31, 2017 and 2018 was nil and RMB69,451,514. Outstanding balance of non-current restricted cash as of December 31, 2017 and 2018 was RMB65,342,000 and nil, respectively.

11. CONVERTIBLE LOAN

On December 16, 2016, the Company entered a convertible loan agreement (the “2016 Convertible Loan”) with Glory Achievement Fund Limited, GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., Hyperfinite Galaxy Holding Limited, Plum Angel Investment Co., Ltd., and Future Capital Discovery Fund I, L.P. (collectively “2016 Convertible Loan Holders”) to obtain a loan of US$16,827,000 (equivalent to RMB115,808,672) in aggregate with one-year term.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. CONVERTIBLE LOAN (Continued)

2016 Convertible Loan Holders are entitled to an option to convert all or part of the outstanding principal of the 2016 Convertible Loan to the Company’s preferred shares upon next round of financing. The interest rate of 2016 convertible loan is 5% per annum provided that no interest shall be accrued on the outstanding principal amount, if the entire or any portion of the principal amount is converted to the Company’s preferred shares. The conversion price shall be the per share price based on valuation of the Company at 80% of lower of US$260,400,000 or the pre-money valuation in the next round financing. If the conversion price is based on a valuation equal to 80% of US$260,400,000, the 2016 convertible loan shall be converted to Series A-3 Preferred Shares. If the conversion price is based on a valuation lower than 80% of US$260,400,000, the 2016 Convertible Loan shall be converted to preferred shares with the same terms and the same rights and obligation as the preferred shares any new investors may have in the next round of financing.

As the conversion price was not determinable at the issuance date, there was no noncontingent beneficial conversion feature. As such, the 2016 Convertible Loan was not in whole or in part classified as a component of equity. The Company elected to measure the 2016 Convertible Loan in its entirety at fair value with amount of changes in fair value recognized in earnings in consolidated statements of comprehensive loss.

The Company adopted a scenario-weighted average method to estimate the fair value of the convertible loan as of December 31, 2017 and the conversion date based on the probability of each scenario and pay-off of convertible loan under each scenario. The scenarios include different timing of next round financing and corresponding conversion price of the convertible loan.

The 2016 Convertible Loan was converted to 10,119,329 Series A-3 Preferred Shares at the price of US$1.66 per share on March 26, 2018 (Note 13).

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018
	RMB	RMB
Accrued payroll and social insurance	28,536,755	32,008,825
Warranty—current	18,269,927	31,262,442
Sales rebate	14,317,285	34,029,433
Deposits	8,784,383	16,360,762
Deferred ADR income	—	4,250,126
Other taxes payable	1,099,932	3,656,732
IPO cost payable	—	3,130,639
Interest payable	167,269	318,774
Others*	4,237,318	9,166,293

Accrued Expenses and Other Current Liabilities	75,412,869	134,184,026

*                 Others mainly include accrued professional fees and accrued marketing expenses.

The Group provides limited warranty to its users for terms varying from six months to three years, subject to certain conditions, such as normal use. For the electric motor, the Group provides a 24-month or 30,000-kilometer warranty. For lithium-ion battery packs, the Group provides a 24-month or 20,000-kilometer warranty or a 36-month or 30,000-kilometer warranty, depending on the model.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (Continued)

For other parts of the Group’s smart electric-scooters, the Group provides quality warranty varying from six months to 24 months depending on the parts. The Group is responsible for replacing or repairing the faulty products during their respective warranty terms.

The Group provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement.

Movement of provision for warranty is as follows:

	For the Year ended December 31
	2016	2017	2018
Accrued warranty—beginning of year	7,688,887	17,649,411	30,648,678
Accrual for warranties issued during the year	15,315,474	27,395,169	29,346,974
Warranty claims paid	(5,354,950)	(14,395,902)	(7,923,760)
Pre-existing warranty expired	—	—	(3,199,608)
Accrued warranty—end of year	17,649,411	30,648,678	48,872,284

13. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On March 5, 2015, the Company issued convertible loan of US$3.9 million to GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., IDG China Venture Capital Fund IV L.P., and IDG China IV Investors L.P. in aggregate (the “2015 Convertible Loan”), which carried nil interest and was due by September 5, 2015. On May 27, 2015, the Company issued 16,666,667 Series A-1 Preferred Shares at US$1.20 per share, of which 3,250,000 Series A-1 Preferred Shares were issued upon conversion the 2015 Convertible Loan. The total proceeds from the issuance of Series A-1 Preferred Shares was US$16,100,000 (equivalent to RMB101,208,371), of which US$9,500,000 (equivalent to RMB58,139,551) and US$6,600,000 (equivalent to RMB43,068,820) was received in the year ended December 31, 2015 and 2016, respectively.

On May 27, 2015, the Company issued 3,608,247 Series A-2 redeemable convertible preferred shares (“Series A-2 Preferred Shares”) at US$1.66 per share. The total proceeds from the issuance of Series A-2 Preferred Shares was US$6,000,000 (equivalent to RMB36,720,422).

On January 29, 2016, the Company issued 5,003,436 Series A-3 Preferred Shares at US$2.08 per share. The total proceeds from the issuance of Series A-3 Preferred Shares was US$10,400,000 (equivalent to RMB67,883,227).

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

On March 26, 2018, the holders of 2016 Convertible Loan converted the entire outstanding principal of the 2016 Convertible Loan of US$16,827,000 to 10,119,329 Series A-3 Preferred Shares at the conversion price of US$1.66 per share. The carrying amount of 2016 Convertible Loan of RMB181,112,874 as of March 26, 2018 was recorded as the initial amount reported in Series A-3 Preferred Shares.

On March 26, 2018, the Company issued 5,137,859 Series B redeemable convertible preferred shares (“Series B Preferred Shares”) at the price of US$4.96 per share to Plum Angel Investment Co., Ltd., GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., GGV Capital Select L.P., Phoenix Wealth Investment (Holdings) Limited, Future Capital Discovery Fund I, L.P., IDG China Venture Capital Fund IV L.P. and IDG China IV Investors L.P. in aggregate. The total proceeds from the issuance of Series B Preferred Shares was US$25,500,000 (equivalent to RMB161,392,196).

The Company classified Series A-1 Preferred Shares, Series A-2 Preferred Shares, Series A-3 Preferred Shares (collectively “Series A Preferred Shares”), and Series B Preferred Shares as mezzanine equity in the consolidated balance sheets since they are contingently redeemable at the option of the holders after a specified time period.

The Company evaluated the embedded conversion option in the Series A Preferred Shares and Series B Preferred Shares to determine if the embedded conversion option require bifurcation and accounting for as a derivative. The Company concluded the embedded conversion option did not need to be bifurcated pursuant to ASC 815 Derivatives and Hedging. The Company also determined that there was no beneficial conversion feature attributable to the Series A Preferred Shares and Series B Preferred Shares because the initial effective conversion prices of these shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm. The Company also determined there was no other embedded features to be separated from Series A Preferred Shares or Series B Preferred Shares.

The rights, preferences and privileges of the redeemable convertible preferred shares are as follows:

Redemption Rights

The redemption date of Series A Preferred Shares was at any time:

(i)                                     after the fifth-year anniversary of May 27, 2015, subject to the applicable laws of the Cayman Islands; or

(ii)                                  any holder of any other class of shares elects to exercise its redemption right.

The redemption date of Series B Preferred Shares was at any time:

(i)                                     after the fifth-year anniversary of March 26, 2018, subject to the applicable laws of the Cayman Islands; or

(ii)                                  any holder of any other class of shares elects to exercise its redemption right.

The Company shall redeem, up to all of the outstanding Series A Preferred Shares and Series B Preferred Shares out of funds legally available therefor including capital in accordance with the agreement, provided, however, that no Series A redemption price shall be paid until the Series B redemption price with respect to the Series B Preferred Shares requested to be redeemed is paid.

The redemption price for Series A Preferred Shares or Series B Preferred Shares, shall be the sum of their issue price, all accrued dividends, and any declared but unpaid dividends thereon up to the date of redemption.

Conversion Rights

Each redeemable convertible preferred share is convertible, at the option of the holder, at any time after the issuance date according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and certain other events. Each redeemable convertible preferred share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each redeemable convertible preferred share is the same as its original issuance price and no adjustments to conversion price have occurred. As of December 31, 2017, each redeemable convertible preferred share is convertible into one ordinary share.

Each Series A Preferred Share shall automatically be converted into Ordinary Shares at a 1-to-1 initial conversion ratio immediately upon the closing of a Qualified Initial Public Offering (“Qualified IPO”), and approved by the holders of more than two-thirds of the Series A Preferred Shares. Each Series B Preferred Share shall automatically be converted into Ordinary Shares at a 1-to-1 initial conversion ratio immediately upon the closing of a Qualified IPO, and approved by the holders of more than half of the Series B Preferred Shares.

A “Qualified IPO” was defined as the closing of a firm commitment underwritten public offering of the Ordinary Shares (or depositary receipts or depositary shares therefor) in the United States pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, with an offering price per share (net of underwriting commissions and expenses) that reflects the valuation of the Company immediately prior to such offering of at least US$1,000,000,000 and that results in gross proceeds to the Company of at least US$100,000,000, or in a public offering of the Ordinary Shares in the Hong Kong S.A.R. or any other jurisdiction which results in the Ordinary Shares trading publicly on a recognized international securities exchange so long as the offering price per share (net of underwriting commissions and expenses) satisfies the foregoing pre-offering valuation and gross proceeds requirements, in each case, unless such requirements are waived by the holders of more than two-thirds of the Series A Preferred Shares.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Voting Rights

Each redeemable convertible preferred share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. Redeemable convertible preferred share shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of redeemable convertible preferred shares, convertible preferred shares and ordinary shares shall vote together as a single class.

Dividend Rights

Prior to the issuance of Series B Preferred Shares in March 2018, each holder of Series A Preferred Shares shall be entitled to receive dividends payable only when, as and if declared by the majority of the Board, out of any assets at the time legally available therefor, in preference and priority to any declaration or payment of any dividends on Ordinary Shares, Series Seed convertible preferred shares (“Series Seed Preferred Shares”) or any other class or series of shares issued by the Company, and shall participate in any subsequent distribution among the Ordinary Shares, Series Seed Preferred Shares and all other classes or series of shares issued by the Company pro rata based on the number of Ordinary Shares held by such holder of Series A Preferred Shares (calculated on an as-converted basis).

Upon the issuance of Series B Preferred Shares and amendment and restatement of Memorandum of Association thereupon in March 2018, each holder of a Series A Preferred Share shall be entitled to receive dividends payable only when, as and if declared by the majority of the Board, out of any assets at the time legally available therefor, in preference and priority to any declaration or payment of any dividends on Ordinary Shares, Series Seed Preferred Shares, or any other class or series of shares issued by the Company (other than Series B Preferred Shares), and shall participate in any subsequent distribution among the Ordinary Shares, Series Seed Preferred Shares and all other classes or series of shares issued by the Company pro rata based on the number of Ordinary Shares held by such holder of Series A Preferred Shares (calculated on an as-converted basis).

Liquidation Preferences

Prior to the issuance of Series B Preferred Shares in March 2018, in the event of any liquidation including deemed liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Shares shall be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of preferred shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the following sequence: Series A Preferred Shares and Series Seed Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the then outstanding preferred shares (on an as-converted basis), together with the holders of the then outstanding ordinary shares.

Upon the issuance of Series B Preferred Shares and amendment and restatement of Memorandum of Association thereupon in March 2018, in the event of any liquidation including deemed liquidation, dissolution or winding up of the Company, holders of the Series A and Series B Preferred Shares shall be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of preferred shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the following sequence: Series B Preferred Shares, Series A Preferred Shares and Series Seed Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the then outstanding preferred shares (on an as-converted basis), together with the holders of the then outstanding ordinary shares.

With approval from the holders of Series A Preferred Shares and Series B Preferred Shares and waiver of the Qualified IPO from the holders of Series A Preferred Shares, all of the redeemable convertible preferred shares were converted to Class A ordinary shares immediately prior to the completion of the Company’s initial public offering on October 19, 2018.

The Company’s redeemable convertible preferred shares activities consist of the following:

	Series A-1 Preferred Shares		Series A-2 Preferred Shares	Series A-3 Preferred Shares	Series B Preferred Shares
RMB	Carrying amount	Subscription receivable	Carrying amount	Carrying amount	Carrying amount	Total
Balance as of January 1, 2016	129,872,003	(42,857,760)	38,961,592	—	—	125,975,835
Issuance of preferred shares	—	—	—	67,883,227	—	67,883,227
Subscription receivable	—	43,068,820	—	—	—	43,068,820
Foreign currency translation adjustment	8,868,000	(211,060)	2,660,400	4,261,191	—	15,578,531
Balance as of December 31, 2016	138,740,003	—	41,621,992	72,144,418	—	252,506,413
Foreign currency translation adjustment	(8,056,000)	—	(2,416,800)	(4,189,098)	—	(14,661,898)
Balance as of December 31, 2017	130,684,003	—	39,205,192	67,955,320	—	237,844,515
Issuance of preferred shares	—	—	—	181,112,874	161,392,196	342,505,070
Foreign currency translation adjustment	8,090,000	—	2,427,000	21,651,035	15,544,654	47,712,689
Conversion to Ordinary Shares	(138,774,003)	—	(41,632,192)	(270,719,229)	(176,936,850)	(628,062,274)
Balance as of December 31, 2018	—	—	—	—	—	—

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. ORDINARY SHARES AND SERIES SEED PREFERRED SHARES

Ordinary Shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 444,721,650 ordinary shares of US$0.0001 par value as of December 31, 2017.

On March 26, 2018, the Company repurchased 432,000 ordinary shares from Niu Holding Inc. beneficially owned by Mr. Token Yilin Hu at total consideration of US$665,000 (equivalent to RMB4,202,335). Such shares were cancelled immediately upon repurchase.

In October 2018, the Company completed its initial public offering (“the IPO”) of 14,000,000 newly issued Class A ordinary shares, at a public offering price of US$4.5 per share. The net proceeds after deducting underwriting commissions and discounts were US$58,590,000 (equivalent to RMB406,538,433).

Immediately prior to the completion of the IPO, the Company’s authorized share capital was increased to US$500,000 divided into 5,000,000,000 shares comprising of (i) 4,900,000,000 Class A ordinary shares with a par value of US$0.0001 each, (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each and (iii) 50,000,000 shares with a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company’s post-offering Memorandum and Articles of Association.

Immediately prior to the completion of the IPO, all outstanding preferred shares, including (i) 30,000,000 Series Seed Preferred Shares with a par value of US$0.0001 each, (ii) 16,666,667 of Series A-1 Preferred Shares with a par value of US$0.0001 each, (iii) 3,608,247 of Series A-2 Preferred Shares with a par value of US$0.0001 each, (iv) 15,122,765 Series A-3 Preferred Shares with a par value of US$0.0001 each, and (v) 5,137,859 of Series B Preferred Shares with a par value of US$0.0001 each, were converted into Class A ordinary shares on a one-for-one bases. All outstanding ordinary shares were re-designated and re-classified as Class A ordinary shares on a one-for-one basis, except that 6,615,000 ordinary shares held by ELLY Holdings Limited and 14,027,020 ordinary shares held by Niu Holding Inc. were re-classified and re-designated as Class B ordinary shares on a one-for-one basis.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share entitles the holder to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share entitles the holder to four votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of December 31, 2018, there were 128,032,038 and 20,642,020 Class A and Class B ordinary shares outstanding.

Series Seed Preferred Shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 30,000,000 Series Seed Preferred Shares of US$0.0001 par value as of December 31, 2017.

Series Seed Preferred Shares are not redeemable and are convertible to ordinary shares at a one-for-one initial conversion ratio at the option of the holder at any time after the date of issuance. The liquidation preference of Series Seed Preferred Shares is preferable to ordinary shares but subordinated to redeemable convertible preferred shares as disclosed in Note 13. Voting rights and dividend rights of Series Seed Preferred Shares are as same as ordinary shares.

Immediately prior to the completion of the IPO, all outstanding Series Seed Preferred Shares were converted into Class A ordinary shares on one-for-one bases.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. SHARE-BASED COMPENSATION

Restricted ordinary shares

In May 2015, Mr. Yi’nan Li, Mr. Token Yilin Hu, Ms. Yuqin Zhang and Niu Holding Inc. entered into an arrangement with other investors of the Company, whereby all of their 59,459,020 ordinary shares became restricted and subject to service vesting conditions. The restricted ordinary shares vest equally in four years from the date of imposition of the restriction, which will be accelerated in the event of the Company’s IPO. The restricted ordinary shares are subject to repurchase by the Company upon termination of Mr. Yi’nan Li, Mr. Token Yilin Hu and Ms. Yuqin Zhang’s service with the Group. The Company has the right, at its sole discretion, to repurchase restricted ordinary shares at its par value within 60 days after the termination. The restricted ordinary shares are not transferable prior to be vested. Other than the restriction on transfer and service vesting conditions, restricted ordinary shareholders have all other rights and privileges as ordinary shareholders. Compensation cost was measured for the restricted ordinary shares using the estimated fair value of the Company’s ordinary shares of US$0.53 per share at the date of imposition of the restriction in May 2015, and is amortized to consolidated statements of comprehensive loss on a straight-line basis over the vesting term of four years.

In February 2016, Ms. Yuqin Zhang resigned from the Group and the Company determined not to repurchase restricted ordinary shares held by Ms. Yuqin Zhang. As such, all restricted ordinary shares held by Ms. Yuqin Zhang vested immediately, compensation cost of RMB7,574,133 was recognized immediately when the service condition was waived.

On January 7, 2016, the shareholders of the Company approved a modification of 3,307,500 restricted ordinary shares owned Mr. Yi’nan Li, through Niu Holding Inc.. Such number of restricted ordinary shares vested immediately and became transferable. Unrecognized compensation cost of RMB9,803,035 of 3,307,500 shares was recognized upon modification. Mr. Yi’nan Li transferred 3,307,500 ordinary shares to ELLY Holdings Limited, an entity owned by Dr. Yan Li, the new Chief Operating Officer of the Company who became the Chief Executive Officer of the Company in December 2017. On January 7, 2016, the Company also issued 3,307,500 restricted ordinary shares to ELLY Holdings Limited at par value. As a result of these transactions, ELLY Holdings Limited collectively owns 6,615,000 restricted ordinary shares which vest annually in equal instalments over four years from January 7, 2016.

On January 7, 2016, the Company also issued 1,804,000 restricted ordinary shares to Smart Power Group Limited, an entity owned by Mingming Huang, a new member of Board of Directors of the Company. 25% of the restricted ordinary shares vested on May 27, 2016 and the remaining 75% of the restricted ordinary shares vest annually in equal instalments over the next three years.

On June 8, 2018, Mr. Yi’nan Li and Mr. Mingming Huang resigned from the Company and the Company determined not to repurchase 9,798,125 and 451,000 restricted ordinary shares held by Mr. Yi’nan Li and Mr. Mingming Huang, respectively. It represented a modification to accelerate vesting. Compensation cost of RMB173,156,580 was recognized immediately as general and administrative expenses upon the modification.

On October 19, 2018, the remaining restricted ordinary shares of Mr. Token Yilin Hu and Dr. Yan Li were vested immediately upon the Company’s initial public offering. Compensation cost of RMB8,935,076 and RMB10,535,229 was immediately recognized as research and development expenses and general and administrative expenses, respectively.

A summary of the restricted ordinary shares activities for the year ended December 31, 2018 is presented below:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding at January 1, 2018	32,689,010	0.57

Granted	—	—
Vested	(32,689,010)	0.57

Outstanding at December 31, 2018	—	—

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. SHARE-BASED COMPENSATION

The total fair value of shares vested during the years ended December 31, 2016, 2017 and 2018 was RMB73,692,770, RMB58,848,966 and RMB264,075,922, respectively. Total compensation expenses recognized for restricted ordinary shares for the years ended December 31, 2016, 2017 and 2018 were allocated to the following expense items:

	For the year ended
	December 31,
	2016	2017	2018
	RMB	RMB	RMB
Research and development expenses	12,821,215	13,045,853	18,371,203
General and administrative expenses	62,763,591	46,185,090	207,871,076
Total restricted ordinary shares compensation expense	75,584,806	59,230,943	226,242,279

As of December 31, 2018, there’s no unrecognized compensation expense related to restricted ordinary shares.

Transfer of ordinary shares

On June 8, 2018, Mr. Token Yilin Hu transferred 2,000,000 ordinary shares beneficially owned through Niu Holdings Inc. to Mr. Carl Chuankai Liu, the vice president of design of the Company at nil consideration. The Company accounted for such transfer as share-based compensation as the ordinary shares were granted to Mr. Carl Chuankai Liu as compensation for his services provided to the Group. As there was no service condition, RMB33,537,572 share-based compensation expenses were recognized in research and development expenses immediately upon transfer.

Share options and restricted share units

a)             2016 Global Incentive Plan

In January 2016, the Company’s Shareholders and Board of Directors approved 2016 Global Share Incentive Plan and amended it in March 2018 (the “Amended 2016 Plan”). Under the Amended 2016 Plan, a maximum aggregate number of 5,861,480 ordinary shares may be issued pursuant to all awards granted. Share options expire 10 years from the grant date.

Under the 2016 Plan, the Company has granted: (i) 4,776,250 share options with exercise price of US$0.20 per share and vesting schedule of 40% vesting on the second anniversary of the grant date and the remaining vesting in three equal annual installments; and (ii) 705,196 share options with exercise price of nil and vesting in four equal annual installments.

A summary of the share options activities for the year ended December 31, 2018 is presented below:

		Weighted	Weighted
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	shares	price	years	value
		US$		US$
Outstanding at January 1, 2018	4,265,750	0.20

Granted	1,215,696	0.08

Forfeited	(167,200)	0.20

Outstanding at December 31, 2018	5,314,246	0.17	8.06	17,644,761
Exercisable as of December 31, 2018	2,059,200	0.20	7.24	6,795,360

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. SHARE-BASED COMPENSATION

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following key assumptions used:

Grant Date:	2016	2017	2018
Risk-free rate of return (per annum)	1.52% - 1.95%	2.25% - 2.48%	2.78%-3.13%
Volatility	54.8% - 56.5%	51.7% - 54.4%	49.9%-50.9%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2	2.2	2.2
Fair value of underlying ordinary share	US$0.44 - US$0.80	US$0.44 - US$1.22	US$2.05 - US$4.10
Expected term (in years)	10	10	10

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

The weighted average grant date fair value of the share options granted for the years ended December 31, 2016, 2017 and 2018 was US$0.56, US$0.86 and US$2.11, respectively. Compensation expenses recognized for share options for the years ended December 31, 2016, 2017 and 2018 were allocated to the following expense items:

	For the year ended
	December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cost of revenues	220,226	253,545	246,947
Selling and marketing expenses	1,377,422	1,611,160	2,124,728
Research and development expenses	708,847	832,782	955,538
General and administrative expenses	413,602	598,668	2,392,740
Total share option compensation expense	2,720,097	3,296,155	5,719,953

As of December 31, 2018, RMB21,953,326 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 3.33 years.

In October 2018, the Company granted 100,000 restricted share units to five independent directors in aggregate. Restricted share units are generally granted with 50% vesting on the first anniversary of the grant date and the remaining vesting on the second anniversary.

A summary of the restricted ordinary units activities for the year ended December 31, 2018 is presented below:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding at January 1, 2018	—	—

Granted	100,000	4.33
Vested	—	—

Outstanding at December 31, 2018	100,000	4.33

Compensation cost recognized for restricted share units for the year ended December 31, 2018 was RMB375,123 and was recognized as general and administrative expenses. As of December 31, 2018, RMB2,597,292 of total unrecognized compensation expenses related to restricted share units are expected to be recognized over a weighted average period of approximately 1.75 years.

b)             2018 Share Incentive Plan

In September 2018, the Company’s Shareholders and Board of Directors approved the 2018 Share Incentive Plan (the “2018 Plan”). Under the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan, if determined and approved by the board of directors for the relevant fiscal year. As of December 31, 2018, no share incentive award has been granted under the 2018 Plan.

Total share-based compensation expenses recognized for the years ended December 31, 2016, 2017 and 2018 were allocated to the following expense items:

	For the year ended
	December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cost of revenues	220,226	253,545	246,947
Selling and marketing expenses	1,377,422	1,611,160	2,124,728
Research and development expenses	13,530,062	13,878,635	52,864,313
General and administrative expenses	63,177,193	46,783,758	210,638,939
Total share-based compensation expense	78,304,903	62,527,098	265,874,927

16. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2017 and 2018, respectively:

	December 31, 2018
				Total
RMB	Level 1	Level 2	Level 3	Fair Value
Assets
Short-term investments (Note 3)	—	120,241,425	—	120,241,425

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. FAIR VALUE MEASUREMENT (Continued)

	December 31, 2017
				Total
RMB	Level 1	Level 2	Level 3	Fair Value
Assets
Short-term investments (Note 3)	—	85,187,718	—	85,187,718
Liabilities
Convertible loan (Note 11)	—	—	151,557,796	151,557,796

The table below reflects the reconciliation from the opening balances to the closing balances for a convertible loan, a recurring fair value measurement categorized as Level 3 of the fair value hierarchy, for the years ended December 31, 2016, 2017, and 2018, respectively:

	For the Year Ended December 31,
	2016	2017	2018
Convertible loan - beginning of year	—	116,728,899	151,557,796
Issuance	115,808,672	—	—
Change in fair value	—	43,006,399	34,499,858
Conversion to Series A-3 Preferred Shares	—	—	(181,112,874)
Foreign currency translation adjustment	920,227	(8,177,502)	(4,944,780)
Convertible loan - end of year	116,728,899	151,557,796	—

17. INCOME TAX

a)    Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong.

PRC

The Group’s PRC subsidiaries, the VIE, and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. INCOME TAX (Continued)

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

The components of (loss)/income before income taxes are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cayman	(4,788,106)	(39,610,348)	(34,397,077)
Hong Kong SAR	(645,109)	219,935	(4,507,360)
PRC, excluding Hong Kong SAR	(227,287,707)	(145,272,458)	(310,123,039)
Total	(232,720.922)	(184,662,871)	(349,027,476)

The Group had no current income tax expense for the years ended December 31, 2016, 2017 and 2018, as the entities in the Group had no taxable income in the respective years.

Withholding tax on undistributed dividends

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group did not record any dividend withholding tax, as the Group’s PRC entities, have no retained earnings in any of the periods presented.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. INCOME TAX (Continued)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Computed expected income tax expense	(58,180,231)	(46,165,718)	(87,256,869)
Non-PRC entities not subject to income tax	1,358,304	9,847,603	9,726,109
Research and development expenses bonus deduction	(1,285,563)	(1,032,177)	(7,528,081)
Non-deductible share-based compensation expenses	19,576,226	15,631,775	66,374,951
Other non-deductible expenses	106,757	358,759	176,111
Change in valuation allowance	38,424,507	21,359,758	18,507,779

Actual income tax expense	—	—	—

b)    Deferred income tax assets

	As of December 31,
	2017	2018
	RMB	RMB
Net operating loss carry forwards	63,106,433	74,657,570
Accrued warranty	7,662,170	12,218,071
Accrued payroll and social insurance	4,112,541	5,099,295
Deferred revenue	2,499,515	3,225,283
Advertising expense	1,834,909	2,955,152
Allowance for doubtful accounts	489,061	57,037
Less: Valuation allowance	(79,704,629)	(98,212,408)

Total deferred income tax assets	—	—

As of December 31, 2018, the Group had net operating loss carry forwards of RMB298,630,280 attributable to the PRC subsidiaries, the VIE, and VIE’s subsidiaries. Tax losses of RMB70,541,275, RMB125,990,557, RMB50,592,424 and RMB51,506,024 will expire, if unused, by 2020, 2021, 2022 and 2023, respectively.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred income tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred income tax assets as of December 31, 2017 and 2018.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. INCOME TAX (Continued)

Changes in valuation allowance are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at the beginning of the year	19,920,364	58,344,871	79,704,629
Additions	38,424,507	21,359,758	18,507,779

Balance at the end of the year	58,344,871	79,704,629	98,212,408

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries for the years from 2014 to 2018 are open to examination by the PRC tax authorities.

18. NET LOSS PER ORDINARY SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(232,720,922)	(184,662,871)	(349,027,476)
Numerator for basic and diluted net loss per share calculation	(232,720,922)	(184,662,871)	(349,027,476)

Denominator:
Weighted average number of shares outstanding used in computing net loss per share	10,414,325	26,295,181	65,834,876

Denominator for basic and diluted net loss per share calculation	10,414,325	26,295,181	65,834,876

Net loss per share attributable to ordinary shareholders
—Basic and diluted	(22.35)	(7.02)	(5.30)

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. NET LOSS PER ORDINARY SHARE (Continued)

Securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for the years ended December 31, 2017 and 2018 are as follow:

	For the Year Ended December 31,
	2017	2018
Share options	4,265,750	5,314,246
Restricted share units	—	100,000
Restricted ordinary shares	32,689,010	—
Series Seed Preferred Shares	30,000,000	—
Series A Preferred Shares	25,278,350	—
Convertible loan	10,119,329	—

19. REVENUE INFORMATION

Net revenues consist of the following:

	For the Year Ended
	December 31,
	2016	2017	2018
	RMB	RMB	RMB
Electronic scooter sales	337,920,673	709,595,841	1,370,522,269
Accessory and Spare parts sales	14,920,309	49,159,080	91,373,179
Service revenues	1,969,066	10,613,080	15,885,856
Net revenues	354,810,048	769,368,001	1,477,781,304

The following summarizes the Group’s revenue from the following geographic areas (based on the location of customer):

	For the Year Ended
	December 31,
	2016	2017	2018
	RMB	RMB	RMB
PRC	353,041,492	731,423,647	1,318,657,227
Europe	1,118,230	36,257,165	148,963,330
Others	650,326	1,687,189	10,160,747
Net revenues	354,810,048	769,368,001	1,477,781,304

20. COMMITMENTS AND CONTINGENCIES

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB3,981,515, RMB4,896,922 and RMB7,306,686 for the years ended December 31, 2016, 2017 and 2018, respectively.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. COMMITMENTS AND CONTINGENCIES (Continued)

As of December 31, 2018, future minimum lease commitments, all under office and facilities non-cancelable operating lease agreements, were as follows:

Year ending December 31,	RMB
2019	6,943,633
2020	3,333,014
2021	1,293,531

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2017 and 2018.

21. RELATED PARTY TRANSACTIONS

Mr. Yi’nan Li, the founder and a board member of the Company until June 8, 2018 and Mr. Changlong Sheng, a shareholder of the Company, provide joint liability guaranty for the 2017 BOC Loan, the 2018 BOC Loan and the 2019 BOC Loan (Note 10) borrowed by Jiangsu Xiaoniu.

22. SUBSEQUENT EVENTS

On January 23, 2019, Beijing Niudian obtained a one-year short-term bank borrowing of RMB28.5 million with interest rate of 5.32% per annum from Bank of Ningbo. Niudian Information provided guarantee for this borrowing by a restricted cash of RMB30 million.

On March 15, 2019, Jiangsu Xiaoniu amended the line-of-credit agreement with SPD Silicon Valley Bank and extended the maturity date to June 30, 2019, bearing interest at 4.35% per annum. The deposits of US$10,000,000 remained at the bank and restricted until June 30, 2019.

23. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, consolidated VIE and VIE’s subsidiaries, under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and consolidated VIE and VIE’s subsidiaries” and the subsidiaries, consolidated VIE and VIE’s subsidiaries’ losses as “Share of losses from subsidiaries, VIE and VIE’s subsidiaries” on the condensed statements of results of operations. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements. As of December 31, 2018, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Niu Technologies, except for those, which have been separately disclosed in the consolidated financial statements.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

(a)    Condensed Balance Sheets

	As of December 31,
	2017	2018
	RMB	RMB
Assets
Current assets
Cash	39,678,102	149,901,311
Term deposit	—	27,452,663
Restricted cash—current	52,273,600	124,357,114
Amount due from subsidiaries and consolidated VIE and VIE’s subsidiaries	53,490,993	405,843,735
Prepayments and other current assets	—	3,707,403

Total current assets	145,442,695	711,262,226

Non-current assets:
Investment in subsidiaries and consolidated VIE and VIE’s subsidiaries	—	—
Restricted cash—non current	65,342,000	—

Total non-current assets	65,342,000	—

Total assets	210,784,695	711,262,226

Liabilities
Current liabilities
Convertible loan	151,557,796	—
Amount due to subsidiaries and consolidated VIE and VIE’s subsidiaries	—	4,262,270
Accrued expenses and other current liabilities	—	7,593,082

Total current liabilities and total liabilities	151,557,796	11,855,352

Mezzanine Equity
Series A-1 Redeemable Convertible Preferred Shares	130,684,003	—
Series A-2 Redeemable Convertible Preferred Shares	39,205,192	—
Series A-3 Redeemable Convertible Preferred Shares	67,955,320	—

Total mezzanine equity	237,844,515	—

Shareholders’ (deficit)/equity:
Ordinary Shares	39,948	—
Class A Ordinary Shares	—	83,120
Class B Ordinary Shares	—	12,839
Series Seed Convertible Preferred Shares	18,436	—
Additional paid-in capital	440,265,896	1,717,483,548
Accumulated other comprehensive income/(loss)	3,281,862	(25,394,429)
Accumulated deficit	(622,223,758)	(992,778,204)

Total shareholders’ (deficit)/equity	(178,617,616)	699,406,874

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	210,784,695	711,262,226

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

(b)    Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Total operating expenses	(393,856)	(163,640)	(1,908,246)
Changes in fair value of a convertible loan	—	(43,006,399)	(34,499,858)
Share of losses from subsidiaries, VIE and VIE’s subsidiaries	(198,821,537)	(62,527,098)	(331,955,300)
Interest income	150,594	366,795	2,011,390
Foreign currency exchange (losses)/gain	(4,544,844)	3,192,896	(364)

Loss before income tax	(203,609,643)	(102,137,446)	(366,352,378)
Income tax expense	—	—	—

Net loss	(203,609,643)	(102,137,446)	(366,352,378)

(c)    Condensed statements of cash flows

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(76,650,478)	12,825,090	(352,222,011)
Net cash used in investing activities	—	—	(19,902,073)
Net cash provided by financing activities	104,354,252	—	481,123,035
Effect of foreign currency exchange rate changes on cash	(498,905)	(1,889,261)	1,224,258
Net increase in cash	27,204,869	10,935,829	110,223,209

Cash at the beginning of the year	1,537,404	28,742,273	39,678,102

Cash at the end of the year	28,742,273	39,678,102	149,901,311