Form 20-F
period 2019-12-31
Niu Technologies
filed 2020-04-24
CIK 1744781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38696

Niu Technologies
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No.1 Building, No. 195 Huilongguan East Road, Changping District, Beijing 102208 People’s Republic of China
(Address of principal executive offices)

Hardy Peng Zhang, Chief Financial Officer Telephone: +86 10-6432-1899 Email: ir@niu.com No.1 Building, No. 195 Huilongguan East Road, Changping District, Beijing 102208 People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.0001 per share) Class A ordinary shares, par value US$0.0001 per share*	NIU	The Nasdaq Stock Market LLC (The Nasdaq Global Market) The Nasdaq Stock Market LLC (The Nasdaq Global Market)

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

130,174,878 Class A ordinary shares and 19,242,020 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☐ No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐ No   ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes   ☒ No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

•                  “our variable interest entity” and “our VIE” are to Beijing Niudian Technology Co., Ltd., or Beijing Niudian;

•                  “our WFOE” are to Beijing Niudian Information Technology Co., Ltd., or Niudian Information;

•                  “RMB” and “Renminbi” are to the legal currency of China; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate on as of the end of December 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Item 2.                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                   Key Information

A.                                              Selected Financial Data

The following selected consolidated statements of comprehensive (loss)/income data and selected consolidated statements of cash flows data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive (loss)/income data and selected consolidated statements of cash flows data for the year ended December 31, 2016 and selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report, except for the effects of the retrospective adjustments on the presentation and classification of changes in restricted cash in our consolidated statements of cash flows due to the adoption of Accounting Standards Update No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), on January 1, 2019. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues	354,810	769,368	1,477,781	2,076,289	298,240
Cost of revenues(1)	(367,587)	(714,670)	(1,279,156)	(1,589,738)	(228,351)
Gross (loss)/profit	(12,777)	54,698	198,625	486,551	69,889
Operating expenses
Selling and marketing expenses(1)	(89,754)	(83,065)	(150,151)	(182,873)	(26,268)
Research and development expenses(1)	(33,090)	(39,493)	(91,812)	(67,187)	(9,651)
General and administrative expenses(1)(2)	(97,119)	(74,799)	(272,464)	(79,616)	(11,436)
Total operating expenses	(219,963)	(197,357)	(514,427)	(329,676)	(47,355)
Government grants	1,308	833	1,396	29,834	4,285
Operating (loss)/income	(231,432)	(141,826)	(314,406)	186,709	26,819
Change in fair value of a convertible loan	—	(43,006)	(34,500)	—	—
Interest expenses	(2,320)	(3,154)	(7,722)	(11,397)	(1,637)
Interest income	661	1,007	2,999	16,899	2,427
Investment income	370	2,316	4,602	6,088	875
(Loss)/income before income taxes	(232,721)	(184,663)	(349,027)	198,299	28,484
Income tax expense	—	—	—	(8,214)	(1,180)
Net (loss)/income	(232,721)	(184,663)	(349,027)	190,085	27,304
Net (loss)/income per ordinary share
—Basic	(22.35)	(7.02)	(5.30)	1.28	0.18
—Diluted	(22.35)	(7.02)	(5.30)	1.24	0.18
Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net (loss)/income per ordinary share
—Basic	10,414,325	26,295,181	65,834,876	149,025,166	149,025,166
—Diluted	10,414,325	26,295,181	65,834,876	153,248,188	153,248,188

(1)         Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	220	253	247	292	42
Selling and marketing expenses	1,378	1,611	2,125	4,657	669
Research and development expenses	13,530	13,879	52,864	4,207	604
General and administrative expenses	63,177	46,784	210,639	10,466	1,503
Total	78,305	62,527	265,875	19,622	2,818

(2)         Foreign currency exchange loss of RMB6.3 million for the year ended December 31, 2016, and foreign currency exchange gain of RMB1.6 million, RMB1.6 million and RMB3.5 million for the years ended December 31, 2017, 2018 and 2019, respectively, were included in general and administrative expenses.

The following table presents our selected consolidated balance sheets data as of December 31, 2016, 2017, 2018 and 2019:

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash	91,121	111,996	569,060	279,946	40,212
Term deposit	—	—	27,453	174,405	25,052
Short-term investments	50,087	85,188	120,241	310,439	44,592
Restricted cash	110,992	169,889	179,263	221,656	31,839
Accounts receivable, net	20,598	10,382	54,425	115,229	16,552
Inventories	66,782	88,226	142,382	178,633	25,659
Total assets	388,535	503,632	1,185,252	1,510,840	217,019
Short-term bank borrowings	99,531	168,234	179,978	217,394	31,227
Convertible loan	116,729	151,558	—	—	—
Accounts payable	71,818	124,938	249,666	258,988	37,201
Total liabilities	349,223	591,023	614,845	719,310	103,323
Total mezzanine equity	252,506	237,845	—	—	—
Total shareholders’ (deficit)/equity	(213,194)	(325,236)	570,407	791,530	113,696

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) / provided by operating activities(1)	(123,054)	80,063	8,569	178,680	25,666
Net cash used in investing activities	(59,950)	(55,929)	(103,590)	(467,889)	(67,208)
Net cash provided by financing activities(1)	289,725	68,703	555,383	35,282	5,068
Effect of foreign currency exchange rate changes on cash and restricted cash	9,380	(13,065)	6,076	7,206	1,035
Net increase / (decrease) in cash and restricted cash	116,101	79,772	466,438	(246,721)	(35,439)
Cash and restricted cash at the beginning of the year	86,012	202,113	281,885	748,323	107,490
Cash and restricted cash at the end of the year	202,113	281,885	748,323	501,602	72,051

(1)         We adopted Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows for the years ended December 31, 2016, 2017 and 2018 to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of our retrospective reclassification on cash flows from operating activities for the years ended December 31, 2016, 2017 and 2018 was nil, nil and an increase of RMB0.8 million, respectively. The impact of our retrospective reclassification on cash flows from financing activities for the years ended December 31, 2016, 2017 and 2018 was an increase of RMB64.7 million, an increase of RMB66.3 million and nil, respectively.

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

The success of our operations depends on our ability to introduce new or enhanced smart e-scooters, and other new products. Consumer preferences differ across and within each of the regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. There can be no assurance that our existing products will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability. In addition, demand for many of our products, including accessories, are closely linked to customers’ purchasing power and disposable income levels, which may be adversely affected by unfavorable economic developments in the countries in which we operate.

We devote significant resources to product development. However, we may not be successful in developing innovative new products, and our new products may not be commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and manufacture new or improved products in these changing markets, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products. We may expend substantial resources developing and marketing new products that may not achieve expected sales levels.

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

We rely heavily on city partners and franchised stores for sales and distribution of our products and our success depends on our offline distribution network.

We have established a distinct omnichannel retail network to sell our products and services to our customers. In China, our offline retail channels consist of city partners and franchised stores, whereas in European and other countries, we rely on overseas distributors. Our unique “city partner” system plays an important role in our offline sales strategy in China. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. As of December 31, 2019, we had 235 city partners and 1,050 franchised stores in China. Our offline distribution network plays a crucial role in our omnichannel retail system. We rely on these city partners and franchised stores in China to directly interact with and serve our users, but the interest of city partners and franchised stores may not be entirely aligned with ours or with that of other city partners and franchised stores. As of December 31, 2019, one distributor accounted for greater than 10% of our net accounts receivable. There can be no assurance that we will be able to maintain our existing relationships with city partners and franchised stores. Additionally, our existing city partners and franchised stores may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new city partners and franchised stores in these regions on favorable terms or at all.

Furthermore, we manage our franchised stores in a real-time and interactive manner. We closely monitor their sales performance, service levels and activities within the franchised stores through the store level management system that was implemented by us in early 2018. However, we cannot assure you that we will be successful in managing our city partners and franchised stores and detecting inconsistencies with our brand image or values or noncompliance with the provisions of our distribution agreements by them. Any noncompliance by our city partners or franchised stores could, among other things, negatively affect our brand reputation, demands for our products and our relationships with other city partners and franchised stores. Any of these could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We rely substantially on external suppliers for certain components and raw materials used in our products.

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of products, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one-year procurement agreements with our external suppliers. We expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We had two suppliers accounting for greater than 10% of our total purchases in both 2018 and 2019. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our products on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

The supply chain also exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other scooter manufacturers, some of the components used in our products are purchased by us from a single source. To date, we have not found qualified and cost-efficient alternative sources for most of the single sourced components used in our products and we generally do not maintain long-term agreements with our single source suppliers. We have integrated the suppliers’ technologies within our products such that having to change to an alternative supplier may cause significant disruption to our operations. In the event that the supply of key components is interrupted for whatever reason or there are significant increases in the prices of these key components, our business, financial condition, results of operations and prospects may be materially and adversely affected. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control or that we do not presently anticipate could also affect our suppliers’ ability to deliver components to us on a timely basis.

We incur significant costs related to procuring components and raw materials required to manufacture and assemble our products. The prices for the components and raw materials fluctuate depending on factors beyond our control including market conditions and demand for these components and materials. Substantial increases in the prices for the components or raw materials we use in producing our products would increase our costs and reduce our margins. For example, in the fourth quarter of 2017, we had a lower gross profit margin as a result of the increase in cost of products caused by increased prices in raw materials. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

We may not be able to maintain profitability.

We have incurred net losses in the past. In 2017 and 2018, we had a net loss of RMB184.7 million and RMB349.0 million, respectively. In 2019, we had a net profit of RMB190.1 million (US$27.3 million). We had net cash provided by operating activities of RMB80.1 million, RMB8.6 million and RMB178.7 million (US$25.7 million) in 2017, 2018 and 2019, respectively. We cannot assure you that we will be able to maintain net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability depends in large part on our ability to increase sales of our products and services, increase cost efficiency and manage operating expenses. We intend to continue to increase our sales of products, improve gross margin, manage and further reduce our operating expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal and maintain profitability in the future.

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

Additionally, we source and purchase key components or accessories in our operations and production of products from third-party suppliers, such as batteries, motors, tires, battery chargers, helmets and controllers. We cannot assure that the quality and functions of these key components or accessories supplied by third-party suppliers will be consistent with and maintained at our high standard. Any defects or quality issues in these key components or accessories or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our products and hence compromise our brand image and results of operations.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

Our products may not perform consistently with customers’ expectations or with other scooters currently available on the market. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

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

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights.

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

As of December 31, 2019, we owned 240 patents, 141 registered trademarks and 24 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 141 registered trademarks, 36 are registered in the PRC and 105 in other countries and regions. As of the same date, we had 346 applications for patents and trademarks pending in the PRC, Europe and other jurisdictions. For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

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

We rely heavily on our brand image in selling our products. Negative publicity relating to our products and services, shareholders, management, employees, operations, distributors, business partners, industry or products similar to ours, could materially and adversely affect consumer perceptions of our brand and result in decreased demand for our products. There have been various negative reports regarding our products and us in the past, in both online and traditional media, and there can be no assurance that we will not experience negative publicity in the future or that such negative publicity will not have a material adverse effect on our business, results of operations, financial condition or prospects.

In particular, any actual or alleged illegal acts of our shareholders or management may undermine our brand image and materially and adversely affect our business and results of operations. In June 2015, in connection with the trading of stock of a public company listed on the Shenzhen Stock Exchange, Mr. Yi’nan Li, one of our beneficial owners at the time, as well as a shareholder of Beijing Niudian, was convicted of one count of insider trading by the Guangdong Shenzhen Municipal Intermediate People’s Court in January 2017, and his prison sentence ended in December 2017. Mr. Li is not a member of the board of directors or management team of Niu Technologies, or otherwise involved in its operations in any capacity. Glory Achievement Fund Limited, one of our shareholders that holds 39.5% of our outstanding shares and 28.5% of our total voting power, as of March 31, 2020, is ultimately and wholly held by a trust, which has Mr. Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in our company or other dealings in our securities is subject to approval by the protectors. Mr. Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of our outstanding shares. Mr. Li has undertaken not to act as a member of our board of directors or the management team of our company or any of its subsidiaries or variable interest entities, or otherwise be involved in our operations in any capacity. Furthermore, we have adopted corporate governance measures to restrict his access to our non-public information. Any negative publicity incident associated with our shareholders and management could materially and adversely affect the trading price of the ADSs.

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers than expected, which could harm our business and operating results.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The electric two-wheeled vehicles industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in property damage, personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of our future products which would have material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition.

We generally provide various warranties on different components and parts of our products and across different markets. In China, we provide extended quality warranty to our users for terms varying from six months to three years, subject to certain conditions, among others, including that warranty only applies to normal use and quality issues. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease retailer, distributor and customer demand, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

We may fail to comply with legal or regulatory requirements or to obtain or adhere to requirements under relevant licenses, permits, registrations or certificates.

Our manufacturing and other production facilities as well as the packaging, storage, distribution, advertising and labeling of our products, are subject to extensive legal and regulatory requirements. For example, pursuant to the Regulation on the Administration of Production Licenses for Industrial Products of the PRC and Measures for the Implementation of the Regulation on the Administration of Production Licenses for Industrial Products of the PRC, we must maintain the Production License for National Industrial Products for the production of our products. Loss of or failure to renew or obtain necessary permits, licenses, registrations or certificates could delay or prevent us from meeting product demand, introducing new products, building new facilities or acquiring new businesses and could materially and adversely affect our operating results. If we are found to be in violation of applicable laws and regulations, we could be subject to administrative punishment, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

All scooters must comply with the safety standards of the market where the scooters are sold. In China, scooters must meet or exceed all mandated safety standards, including national level and local level standards. It is required under these standards to conduct rigorous testing and use approved materials and equipment. In May 2018, the State Administration for Market Regulatory and the National Standardization Administration of China jointly promulgated the Regulation on Safety Technical Specification for Electric Bicycle and announced the new standard GB17761-2018 which came into effect on April 15, 2019, or the New Standard, replacing the old standard GB17761-1999, or the Old Standard, and allowing a 11-month transition period to meet the New Standard starting from May 2018. Besides, a technical resolution on the interpretation and implement of the New Standard was promulgated jointly by an expert group on TC12 motorcycle and component technology of Certification and Accreditation Administration of the PRC and China National Motorcycle Testing Centre (Tianjin) on March 25, 2019, which set some more specific and stricter requirements for the design of the electric bicycles. Although this resolution has not been adopted by the PRC national government as a national regulation, such interpretations that may be promulgated by the government authorities from time to time may still cause uncertainty regarding the compliance of our business. Although we have been certified that we are in compliance with the Old Standard and after the release of the New Standard, we were also recognized as “the First Batch of Electric Bicycle Manufacturers Meeting the New National Standard” by the Quality Control and Technical Evaluation Control Room of the National Electric Bicycle and Battery Product Quality Supervision and Inspection Center, our products may fail to meet the New Standard and relevant interpretations of the New Standard. See “Item 4. Information on the Company—B. Business Overview—Regulation” for further details.

Some of our e-scooters products may not be qualified for the New Standard for electric bicycles in terms of weight and other specifications. In response to and in order to meet the New Standard, we may choose to re-engineer such products to either meet the New Standard or meet the standard of electric motorcycles. Since the promulgation of the New Standard, we have launched several new models that are designed to be qualified for the New Standard for electric bicycles. Certain of our existing and future models will be manufactured and sold as electric motorcycles in China in compliance with relevant regulations. As manufacturing electric motorcycles requires a special license, we entered into a manufacturing cooperation agreement with a qualified motorcycle manufacturer to manufacture the products classified as electric motorcycles. In addition, Jiangsu Xiaoniu has been listed in the Road Motor Vehicle Manufacturers and Products List (batch 327) issued by MIIT on January 13, 2020 as an enterprise permitted to manufacture motorcycles and we are in the process of obtaining the World Manufacturer Identifier (WMI) and Vehicle Identification Number (VIN). In addition, users may be required to obtain registration or riding licenses, which may materially and adversely affect our sales of the models qualified as electric motorcycles in China as well as our business and results of operations.

There is no guarantee that our products will satisfy the relevant standard and requirements for electric bicycles or motorcycles or maintain our collaboration with third-party manufacturers to produce the motorcycles, and we may be required to satisfy additional industry standards and face regulation changes relating to electric bicycle and motorcycle business in the future. If our models were found to be in noncompliance of relevant laws and regulations, the models in question would be prohibited from being sold in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Production of E-Scooter—Regulations on Production of Electric Bicycle” and “—Regulations on Qualification of Production of Electric Motorcycle.”

The electric bicycles and motorcycles must pass various tests, undergo a certification process and finally be affixed with China Compulsory Certification, or CCC, prior to being delivered from the factory, being sold, or being used in any commercial case, and such certification is also subject to periodic renewal. On March 15, 2019, the Opinions of the State Administration for Market Regulation, the MIIT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provides that the market supervision department should strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and should only allow vehicles that meet the New Standards and obtained CCC certification flowing into the market. We have obtained CCC certification for all of our current products, and will try to obtain CCC certification for our future products. There is no guarantee, however, all series of our products will always comply with the CCC standard and satisfy the requirements of CCC certification, or we will be able to renew our current certification or certify timely our new products in the future. If our products were found to be in noncompliance of the CCC standard, we would be prohibited from selling such e-scooters in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Production of E-Scooter—Regulations on Product Quality.”

We retain certain personal information about our users and may be subject to various privacy and consumer protection laws.

We use our NIU Inspire system to log information about each smart e-scooter’s use in order to aid us in smart e-scooter diagnostics, repair and maintenance, as well as to help us collect data regarding the user’s charge time, battery usage, mileage, efficiency habits and location information. Our users may object to the use of these data, which may harm our business. Possession and use of users’ personal information in conducting our business may subject us to regulatory burdens in China and other jurisdictions, such as the European Union, which would require us to obtain users’ consent, restrict our use of such personal information and hinder our ability to expand our user base. In the event of a data breach or other unauthorized access to our user data, we may have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident. For example, in May 2018 the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or the GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher. In the U.S., various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California recently enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency.

If users allege that we have improperly used, released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Additionally, we use third-party cloud services to store the data collected. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could create serious negative consequences for our businesses and future prospects, including possible fines, penalties, reduced customer demand for our products, and harm to our reputation and brand. See “Item 4. Information on the Company—B. Business Overview—Regulation” for further details.

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

We typically rely on third-party logistic service providers to deliver our online direct sales orders and certain overseas orders. Damage or disruption to our distribution logistics due to disputes, weather, natural disasters, fire, explosions, terrorism, pandemics or labor strikes could impair our ability to distribute or sell our products. Inadequate third-party logistics services could also potentially disrupt our distribution and sales and compromise our business reputation. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

Our operations may be interrupted by production difficulties due to mechanical failures, utility shortages or stoppages, fire, natural disaster or other calamities at or near our facilities.

We are reliant on equipment and technology in our facilities for the production and quality control of our products, and our operations are subject to production difficulties such as capacity constraints of our production facilities, mechanical and systems failures and the need for construction and equipment upgrades, any of which may cause the suspension of production or/and reduced output. There can be no assurance that we will not experience problems with our equipment or technology in the future or that we will be able to address any such problems in a timely manner. Problems with key equipment or technology in one or more of our production facilities may affect our ability to produce our products or cause us to incur significant expense to repair or replace such equipment or technology. Also, scheduled and unscheduled maintenance programs may affect our production output. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our financial and operating performance may be adversely affected by epidemics or other public health crises.

Our financial and operating performance may be materially and adversely affected by the outbreak of epidemics or other public health crises. For example, since late December 2019, an outbreak of a new type of severe pneumonia caused by novel coronavirus (COVID-19) has spread globally. During such epidemic outbreak, government-imposed measures such as travel restriction, extended holidays and delay of business resumption, have interrupted normal operation of businesses and adversely affected and slowed down the economic development during the period.

Many aspects of our operations were harmed as a result of the ongoing epidemic of the novel coronavirus. We prioritized the health and safety of our employees, and took various preventative and quarantine measures across our company soon after the outbreak. Due to the strict measures in response to the outbreak, we had to reduce work resumption rate in February and March of 2020 after the Chinese New Year holiday. As of the date of this annual report, our work resumption rate has gradually returned to approximately 90%. While we have largely resumed production activities, the efficiency is affected by the precautionary measures we take, such as periodical sanitization, equipment of personal protective gears, temperature checks, and periodical examinations. Transportation and logistics services were significantly affected, which delayed or suspended the delivery of our products and the supply of our raw materials. We have also suffered from shrinking market demand both from China and overseas markets as a result of the pandemic. Due to the adverse impacts of the COVID-19 outbreak on our sales and operation, we expect our revenues in the first quarter of 2020 will be lower than that in the first quarter of 2019. Due to the underutilization of our production facilities in the first quarter of 2020, we expect our gross margin will be affected. In addition, we incurred fixed costs in operating expenses despite the decrease in sales and level of operations. As a result, our net results will be adversely affected in the first quarter of 2020. For the same reason, our efforts on retail sales network expansion internationally have been temporarily suspended. Our branding and marketing activities have also been affected, as marketing activities are limited to online only. Given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows, or financial condition for the remainder of 2020. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again.

Any prolonged occurrence or recurrence of these health epidemics or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. Our business could also experience a slowdown or temporary suspension in production in geographic locations impacted. Any prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health development, in China or any of our targeted markets, may have a material and adverse effect on our business operations.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Among other things, the Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In 2019, we took measures to address the material weakness identified above. We have implemented measures to improve our internal control over financial reporting, including: (i) hired an additional a reporting associate with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting and one more internal audit associate with experience in internal control, internal audit and SOX compliance; (ii) upgraded our financial system to enhance our effectiveness and enhance control of financial analysis; (iii) established effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements; (iv) established a regular training program for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements; and (v) implemented and formalized comprehensive internal controls over financial reporting, including developing a comprehensive policy and procedure manual, to allow for prevention, early detection and resolution of potential compliance issues.

In connection with the audit of our financial statements for the fiscal year ended December 31, 2019, we did not identify any material weakness in our internal controls and our financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.” In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. A failure to achieve and maintain effective internal controls over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Furthermore, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

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

Violation of labor or other laws by our suppliers or distributors or the divergence of their labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our products if, as a result of such violation, we were to attract negative publicity. If we, or other players in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations and financial condition.

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

We have a limited operating history. We are formed in September 2014, and we launched our first product, the NQi Series scooter, in June 2015. Although we have experienced significant growth since our inception, our historical growth rate may not be indicative of our future performance due to our limited operating history.

You should consider our business and future prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

•                  produce safe, reliable and quality smart e-scooters;

•                  build a well-recognized brand;

•                  establish and expand our customer base;

•                  successfully market our products and services;

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

Our revenues and operating results have fluctuated in the past from quarter to quarter, due to, among others, seasonal factors. Our revenues have been higher in the third quarter each year primarily as a result of ideal weather conditions for riding e-scooters and have been lower in the first quarter each year primarily as a result of unideal weather condition. Accordingly, any shortfall in expected third-quarter revenues would adversely affect our annual operating results. Our advertising and promotion expenses tend to be event-driven. We typically conduct various advertising and promotional events when we launch new products. As a result, the costs relating to such marketing and promotional events may increase significantly in the relevant quarter, which may cause our results of operations and financial performance to fluctuate from quarter to quarter.

We note that, in general, scooter sales tend to decline over the winter season and we anticipate that our sales of currently available e-scooters and the upcoming new products may have similar seasonality. However, our rapid growth may obscure the extent to which seasonality trends have affected our business and our limited operating history makes it difficult for us to assess the exact nature or extent of the seasonality of our business. Our operating results could also suffer if we do not generate revenues consistent with our expectations for this seasonal demand because many of our procurement are based on anticipated levels of annual revenues and past years’ pattern of reasonability. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our operating results in any particular period will not necessarily be indicative of the results to be expected for any future period.

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

We have limited insurance coverage, which could expose us to significant costs.

We maintain certain insurance policies to safeguard against various risks associated with our business and operations, including mainly property insurance and product liability insurance. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all, which may adversely affect our financial condition and results of operations.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

In January 2016 and September 2018, our shareholders and board of directors approved the 2016 Global Share Incentive Plan and the 2018 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2016 Global Share Incentive Plan, as amended in March 2018, or the Amended and Restated 2016 Plan, is 5,861,480 Class A ordinary shares. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 Class A ordinary shares, subject to certain annual increases. As of December 31, 2019, options to purchase 4,502,356 Class A ordinary shares and 528,000 restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. As of December 31, 2019, options to purchase 4,180,000 Class A ordinary shares and 1,266,600 restricted share units had been granted and were outstanding under the 2018 Share Incentive Plan. In 2018 and 2019, we recorded RMB265.9 million and RMB19.6 million (US$2.8 million) in share-based compensation expenses, respectively.

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

Our products are exported to a number of geographical markets, such as Europe, the U.S. and Southeast Asia, and we plan to further expand our overseas sales in the future. Our ability to sell our products to overseas markets may be affected by trade tariffs or other trade barriers. Moreover, a discord in international trade relations and the implementation of new tariff or trade barriers could negatively affect our global sales. Starting from early 2018, the U.S. government imposed several rounds of tariffs on Chinese goods, the categories of which include our e-scooters and accessories. While the two parties singed a phrase one agreement in January 2020, the tariffs on our products have yet been lifted. In addition, the European Union has recently imposed tariffs on imports of e-bikes, which are defined as cycle with pedal assistance and an auxiliary electric motor, originating in the PRC. Any of the existing tariffs and trade barriers and any future ones could have a material adverse effect on our business, financial condition and results of operations.

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

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, or the FIL, which became effective on January 1, 2020 and replaced the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations.

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

In addition, the FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. As the “negative list” under the FIL has yet to be published, it is unclear as to whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2019 Edition) promulgated by the National Development and Reform Commission, or the NDRC, and the MOFCOM and effective from July 2019. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Our VIE contributed substantially all of our consolidated total revenues in 2017, 2018 and 2019. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The shareholders of our VIE have pledged all of their equity interests in our VIE to our WFOE pursuant to the equity pledge agreement under the contractual arrangements. An equity pledge agreement becomes effective between the parties upon execution. However, according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant office of the administration for industry and commerce. We are still in the process of registering the equity pledges relating to our VIE. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledges against any third parties who have acquired property right interests in good faith in the equity interests in the VIE.

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

Our VIE and its subsidiaries hold assets that are important to our operations, and they contributed substantially all of our consolidated total revenues in 2017, 2018 and 2019. Under our contractual arrangements, the shareholders of our VIE may not voluntarily liquidate our VIE or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIE, or our VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which would materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Currently, Token Yilin Hu, Yi’nan Li, Yuqin Zhang and Changlong Sheng each hold 89.74%, 5.00%, 2.63% and 2.63% of the equity interest in our VIE, respectively. The shareholders of our VIE may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the second amended and restated exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed powers of attorney to appoint the Company to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Substantially all of our revenues are expected to be derived in China in the near future and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our products and services and adversely affect our competitive position.

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

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

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

Our operations are subject to risks arising from fluctuations in exchange rates with reference to countries in which we operate and to which we sell our products. We sell our products to various countries, and therefore, our revenues have significant exposure to the relative movements of currencies of those countries. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to make capital contributions or pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

The conversion of Renminbi into foreign currencies is based on rates set by the People’s Bank of China. The value of Renminbi against foreign currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against foreign currencies in the future.

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

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. The amount of capital contributions that we may make to the WFOE is RMB220.0 million, without obtaining approvals from SAFE or other government authorities. Additionally, the WFOE may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government registration and filing requirements. Pursuant to relevant PRC regulations, we may provide loans to the WFOE up to the larger amount of (i) the balance between the registered total investment amount and registered capital of the WFOE, or (ii) twice the amount of the net assets of the WFOE calculated in accordance with PRC GAAP, and we may provide loans to the VIE up to twice the amount of the net assets of the VIE calculated in accordance with PRC GAAP, each subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to the WFOE or our VIE, such loans must be registered with the local counterpart of SAFE. Medium- or long-term loans extended by the Company to our VIE must also be approved by the NDRC. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or the NDRC Order 11. On January 31, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition), or the Sensitive Industries List, was promulgated. “Overseas investment” as defined in the NDRC Order 11 refers to the investment activities conducted by an enterprise located in the territory of China either directly or through an overseas enterprise under its control by making investment with assets and equities or providing financing or guarantee in order to obtain overseas ownership, control, management rights and other related interests. Overseas investment by a Chinese individual through overseas enterprises under his/her control is also subject to the NDRC Order 11. According to the NDRC Order 11, (i) direct overseas investment by Chinese enterprises or indirect overseas investment by Chinese enterprises or individuals in sensitive industries or sensitive countries and regions requires prior approval by the NDRC; (ii) direct overseas investment by Chinese enterprises in non-sensitive industries and non-sensitive countries and regions requires prior filing with the NDRC; and (iii) indirect overseas investment of over US$300 million by Chinese enterprises or individuals in non-sensitive industries and non-sensitive countries and regions requires reporting with the NDRC. Uncertainties remain with respect to the application of the NDRC Order 11. We are not sure if we were to use a portion of the proceeds raised from our initial public offering to fund investments in and acquisitions of complementary business and assets outside of China, such use of U.S. dollars funds held outside of China would be subject to the NDRC Order 11. There are very few interpretations, implementation guidance or precedents regarding NDRC Order 11 to follow in practice. We will continue to monitor any new rules, interpretation and guidance promulgated by the NDRC and communicate with the NDRC and its local branches to seek their opinions, when necessary. If it turns out that the NDRC Order 11 applies to our use of proceeds from the offering mentioned above and we fail to obtain the approval, complete the filing or report our overseas investment using the offering proceeds, as the case may be, in a timely manner as provided under the NDRC Order 11, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which may materially and adversely affect our business, financial condition and prospects.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015 and was amended in June 2018, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—Taxation.” In the future we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries, variable interest entity and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries, variable interest entity and its subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries, variable interest entity and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, variable interest entity and its subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, variable interest entity or its subsidiaries, we or our PRC subsidiaries, variable interest entity and its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties may be affected by such defects challenged, which could cause significant disruption to our business.

Under PRC law, all lease agreements are required to be registered with the local housing authorities. We presently lease five premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. In February 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.Risks Related to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of March 31, 2020, we had 149,493,048 ordinary shares issued and outstanding, comprising of (i) 130,251,028 Class A ordinary shares, and (ii) 19,242,020 Class B ordinary shares, among which 47,638,940 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares will be entitled to four votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

All of the 6,615,000 ordinary shares held by ELLY Holdings Limited, an entity wholly owned by Dr. Yan Li, the chairman of our board of directors and our chief executive officer, and the 12,627,020 ordinary shares held by Niu Holding Inc., an entity 84.2% owned by Mr. Token Yilin Hu, our director and vice president, and 15.8% owned by Mr. Carl Chuankai Liu, our vice president, are Class B ordinary shares. Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu collectively beneficially own an aggregate of 19,242,020 Class B ordinary shares, which represented 37.1% of our total voting power as of March 31, 2020. Therefore, Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu have significant influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentration in voting power will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its result of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its respective subsidiaries, if any) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

If we are a PFIC in any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds the ADSs or our Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our sixth amended and restated memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but our directors are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. Rule 5605(d)(2)(A) of the Nasdaq Stock Market Rules requires that each company must have a compensation committee of at least two members, and that each committee member must be an “Independent Director” as defined under Rule 5605(a)(2), and Rule 5620(a) requires that each company listing common stock or voting preferred stock, and their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have informed Nasdaq that we will follow home country practice with respect to the independence requirements for compensation committee and the annual meeting of shareholders. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

Under our articles of association, the minimum notice period required to convene a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted, and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

Item 4.                   Information on the Company

A.                                              History and Development of the Company

We commenced operations in September 2014 through Beijing Niudian, and launched our NQi-series smart e-scooters in June 2015.

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

We currently design, manufacture and sell high-performance electric bicycles and motorcycles. We have a streamlined product portfolio consisting of seven series, consisting of four e-scooter series, which are our key products and contributed to the majority of our sales, two urban commuter electric motorcycles, and one performance bicycle series. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sell and service our products through a unique “city partner” system in China, which consisted of 235 city partners with 1,050 franchised stores in over 180 cities in China, and 29 distributors in 38 countries overseas as of December 31, 2019, as well as on our own online store and third-party e-commerce platforms.

Our award-winning products represent style, freedom and technology. Our brand “NIU” has inspired many followers and has enabled us to build a loyal user base. We offer the NIU app as an integral part of the user experience, and the app had over 1,000,000 registered users as of December 31, 2019. NIU fan clubs are established in over 50 cities in China, where fans actively organize NIU scooter-related events. The strong brand awareness and customer loyalty have given us exceptional pricing power. Capitalizing on our premium brand, we have also been able to sell lifestyle accessories, which are well received by customers.

We have adopted a user-centric philosophy to design our products. We collect user feedback and product performance data to develop new products or functionalities to satisfy the unmet demand. All of our products are designed to embody the themes of style, freedom and technology, and share the same design language. Our smart e-scooters have amassed strong international recognition for innovation and design. We have built our smart e-scooters based on our advanced and innovative technologies, including smart technologies, powertrain and battery technologies and automotive inspired functionalities. We integrate cutting-edge technologies from industry leaders and our own technologies into a proprietary system that delivers an excellent user experience and optimal performance. Our smart e-scooters are the first in the industry to provide updates to firmware regularly over-the-air (OTA) to fine-tune the performance, and such OTA function has only been seen in high-end electric cars.

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

Our Products

We have a streamlined product portfolio consisting of seven series, consisting of four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, and one performance bicycle series, NIU Aero. We plan to launch two or more product series or models each year in the near and medium term, aiming to cover the full spectrum of the urban mobility solutions. We will keep introducing upgrades and mid-cycle refreshes to our existing models on an ongoing basis.

NQi Series

Our NQi series smart e-scooters consists of the NQi and NQi-GT models. The NQi series is built to be high-performance, well balanced, and with a minimalistic aesthetic. Its design language is modern and minimalistic. The NQi series is equipped with advanced powertrain consisting of the removable lithium-ion battery pack with our proprietary battery management system, the BOSCH motor or NIU motor, and our proprietary Field Oriented Control, or the FOC, system that controls the electric motors. The NQi series utilizes a state-of-the-art lithium-ion battery pack that achieves extended range with light weight.

MQi Series

Our MQi series smart e-scooters consists of the MQi, MQi+ and MQi-GT models. The MQi series is a cool and fresh-looking smart e-scooter designed for young urban users. The MQi series is smaller and lighter than the NQi series and carries the NIU design language that puts a modern twist on the classic e-scooter design. The MQi series is designed to be ergonomic, bolstering natural and comfortable sitting posture and intuitive dashboard and switches layout. Unlike the NQi series, the MQi series is equipped with a lighter, single central shock absorber that reduces overall weight and gives the MQi series more agility when cruising through urban traffic.

UQi Series

Our UQi series smart e-scooters consists of the UQi, UQiM, UQi+, UQiS and UQi-GT models. The UQi series is smaller and lighter than the NQi-Series and MQi-Series and carries the same NIU design language. The UQi series is designed to be ultra-light and ultra-compact. In addition to the advanced technologies and features found on our NQi and MQi series, such as the Cloud ECU, the UQi Series includes additional comfort and anti-theft features such as keyless ignition.

Gova Series

While our root is deeply planted in the premium smart e-scooter segment, the Gova series is our line of products targeted at the mid-level e-scooter market, representing good value for money and high quality. The design language is differentiated from our main e-scooter lines. Unlike NQi, MQi, and UQi series, the Gova series does not have smart functions as standard but instead offer them as options to achieve the compelling price range.

RQi Series

We introduced the RQi series with the launch of the RQi-GT in January 2020. The RQi-GT is an urban performance electric motorcycle, allowing riders to reach the outer limits of their city at a top speed of 160 kilometers per hour. Drivers can customize the vehicle to suit their daily life and commuting needs by choosing distinct driving modes. The electric motor with a peak output power of 30 kW and the two removeable batteries make RQi the perfect mode of transportation for navigating both urban highways and congested city streets.

TQi Series

We introduced the TQi series with the launch of the TQi-GT in January 2020.The TQi-GT is our first self-balancing electric three-wheeler and supports autonomous driving functionalities. Designed to provide urban commuters with a superior way to enjoy their city, the TQi-GT has a top speed of 80 kilometers per hour a longer driving range of more than 100 kilometers per single charge. The vehicle’s enhanced performance and updated safety features provide drivers with a revolutionary way to navigate through congested city streets.

Both the RQi-GT and TQi-GT models pack advanced technologies and features such as 5G IoT connectivity with enhanced riding data capabilities, a mid-mounted belt drive motor, IoT connected battery packs and high-performance battery cells, Full TFT dashboard displays, Bluetooth connectivity, and Anti-theft and GPS tracking.

NIU Aero Series

Our NIU Aero series consists of professional mountain bicycles and road bicycles, as well as a new model of power assisted electric bicycle, the NIU Aero EUB-01. The mountain and road bicycles share similar design concepts with our smart e-scooters, such as integration of aerodynamics and ergonomics and smart connectivity, and they were launched as part of our lifestyle product portfolio classified in the lifestyle accessories category. Recently launched in November 2019, the NIU Aero EUB-01is an energy-efficient urban mobility vehicle that combines the design of our NIU e-scooters and NIU Aero bicycle.

Accessories and spare parts

In addition to our e-scooters, urban commuter electric motorcycles, and performance bicycle series, we also offer a comprehensive line of NIU-branded accessories and spare parts.

Scooter Accessories.  Our scooter accessories include riding gears, such as raincoats, gloves, and knee pads and accessories to be installed on our e-scooters to expand functionalities, such as storage baskets and tail boxes, smart phone holders, backrests and locks.

Lifestyle accessories.  Our NIU POWER line of lifestyle accessories includes branding apparel, such as t-shirts, coats, jeans, hats, bags, and jewelry, and souvenirs such as notebook, badges, key chain and mugs. In November 2019, we promoted the new autumn collection of NIU POWER lifestyle apparels including sweaters and hoodies.

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

•                  NIU Wash. Users can obtain a free wash coupon on a monthly basis and enjoy the clean service at any NIU stores in China.

•                  Smart service. Users can check the status the smart connection services and can renew the service.

•                  Theft reporting. Users can report theft of the smart e-scooter and battery within the app.

NIU Store

We have established a built-in e-commerce platform in our NIU app, where our users can purchase our e-scooters and NIU-branded accessories.

NIU Social

The social tab is the forum for NIU users to post photos, chat, set up a gathering, and share fun in riding and daily life.

NIU Points

It is a user loyalty program designed to enhance user engagement and activity. The NIU Points are earned through joining special events, purchasing specific accessories, publishing original content, interacting with other users, among others. NIU users can redeem the earned points for exclusive NIU badges, NIU accessories, and coupons.

Our NIU Brand

Our brand represents style, freedom and technology. We design and market our products purposefully to reinforce consumer perception of “NIU” as a premium smart e-scooter brand.

We conduct various marketing and branding activities to establish NIU as a premium brand. For example, we entered into a co-branding arrangement with McLaren GT Customer Racing in July 2018 to produce a limited edition of co-branded NIU-McLaren smart e-scooters.

With our strong brand, we have achieved exceptional customer loyalty and pricing power. Although we increased the retail price across a majority of our e-scooter models in March 2017, with the volume-weighted average retail price increasing by 8.2%, we were still able to achieve a solid growth of 123.2% in sales volume in 2017, as compared to 2016. Moreover, we raised the retail price of certain specifications of our NQi, MQi and UQi models in January 2018, with the volume-weighted average price increasing by 9.3%, but we were still able to achieve a solid growth of 79.4% in sales volume in 2018, as compared to 2017. Capitalizing on our premium NIU brand, we have also been able to sell lifestyle accessories, such as apparel, which are well received by customers.

NIU Community

We have cultivated a highly dedicated and growing base of NIU fans. Our users are proud owners of NIU smart e-scooters with high engagement. Based on the e-scooter activity data we collected, more than 77% of our users rode their e-scooters on a monthly basis in the twelve months ended December 31, 2019.

We endeavor to build an interactive and dynamic social community to further convey and brand image as a fashionable urban lifestyle. NIU clubs are one of the core components of NIU community, and as of December 31, 2019 there were over 50 of them. Formed and run by the enthusiastic NIU fans, these NIU clubs organize various events, such as new product test drives, riding for good causes, and scooter parades. We support the NIU clubs with products, designs and announcement channels. To further expand the NIU community and increase brand loyalty, we have facilitated our users to create virtual NIU communities via social media, such as WeChat, to bring together our users from all walks of life. We have a dedicated user interaction team, which closely monitors and actively participates in over 1,000 virtual communities and interacts with users online.

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

Data Analytics—NIU Big Data

We have developed our user and scooter data analytics capabilities, which enable us to collect and analyze massive relevant data to deepen our understanding of the smart e-scooter performance, user behavior and operational insights.

We have accumulated massive amount of data from multiple sources. We currently collect 462 types of data points covering 72 dimensions such as humidity, lighting and temperature, from our Cloud ECU and up to 32 sensors installed on each smart e-scooter. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services. As of December 31, 2019, our NIU app had been connected with approximately 880,000 smart e-scooters, which had accumulated approximately 4.2 billion kilometers of riding distance of data. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services. In particular, we collect the following three types of data to improve our smart e-scooters’ performance and customer experience: (i) riding behavior, including, among others, riding speed, average distance, acceleration, use of brakes to improve the battery management system and balance control of our e-scooters, (ii) operational and functional performance of various parts of the smart e-scooter to examine the status of the smart e-scooters and suggest maintenance or repair services, (iii) NIU app user behaviors to fine tune our app functions to improve their experience with our services.

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

After-Sales Services

We offer comprehensive after-sale services including value-added services. Our warranty is complemented by value-added services such as NIU Care and NIU Cover, which can be conveniently ordered through NIU app, service hotline, or at our franchised stores. In addition, we provide various value-added services through our NIU app, including DIY repairs and location of our service centers, and theft reporting. We believe all these services together will create a satisfying user experience throughout the e-scooter life cycle. Through these services, we aim to make ownership “worry free” and allow our users to truly enjoy riding and owning our e-scooters.

Warranty Policy

We provide limited warranty to our users for terms varying from six months to three years, subject to certain conditions, such as normal use. For the electric motor, we provide a 24-month or 30,000-kilometer warranty. For lithium-ion battery packs we provide a 24-month or 20,000-kilometer warranty or a 36-month or 30,000-kilometer warranty.

For other parts of our e-scooters, we provide quality warranty varying from six months to 24 months depending on the parts. We are responsible for replacing or repairing the faulty products during their respective warranty terms. The warranty on certain parts of our e-scooters are covered by our suppliers’ back-to-back warranty and thus we are entitled to have the suppliers replace or repair the faulty parts.

NIU Care

Our e-scooters are primarily serviced through our franchised stores and our authorized service centers, which provide repair, maintenance and bodywork services.

We launched our NIU Care program in August 2018 to provide regular after-sales maintenance service to our e-scooters. Our regular maintenance services include scooter exterior check, mechanical structure service, motor system check, electrification service, battery maintenance service, tire pressure check and cleaning services. Based on user’s driving behavior and mileage, NIU Care also pushes maintenance reminders via NIU app.

NIU Cover

In November 2015, we launched NIU Cover to facilitate the sale of insurance coverage provided by third-party insurance companies relating to accident injury, loss of scooters and third-party liability.

Technologies

Behind our lineup of smart, efficient and high-performance smart e-scooters are the suite of advanced technologies we have developed or adopted, such as NIU Energy smart power technology, the Cloud ECU, electric motors, FOC, advanced braking systems, driver assistance and system integration, among others.

NIU Energy Smart Power Technology

Our NIU Energy smart power technology, currently in its fourth generation, combines reliable and proven cell components, innovative hardware system design and an intelligent battery management system, or the BMS. We adapted the technology to create a portable, lightweight, safe and reliable battery pack that is suitable for e-scooters. We analyze the riding data from our smart e-scooters to locate and refine the critical point of discharge within the safe range of the battery, develop our proprietary energy efficiency matrix PACK, dynamically calibrate the intelligent BMS chips, optimize the charging dynamic balance algorithms, and integrate our EBS kinetic energy recovery system, motor, and power control unit.

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

Our battery packs can be charged either standalone or when installed on the e-scooter, both of which can be through a home wall plug. They use proprietary charging connectors and ports for simultaneous safe charging and BMS data communications. We have also developed our proprietary NIU Flash Charger that effectively doubles the charging speed of our battery pack as compared to regular chargers.

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

Scooter Control.  The Cloud ECU serves as the smart e-scooter’s master control center, coordinating the smart e-scooter’s complex systems. The Cloud ECU controls, among others, the smart e-scooter battery, electric motor, Field Oriented Control system, electronic lock and light systems. The latest version of the Cloud ECU with controller area network (CAN bus) communications capability is being tested on the RQi Series and will be applied in all of our electric motorcycle products in the future.

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

In addition to constantly improving and upgrading our Cloud ECU, we have developed our own System-on-Chip module, which to our knowledge is the first chip module specially designed and customized for smart urban mobility products. We have applied the C35 System-on-Chip module to the latest V35 version of Cloud ECU to replace the current version of Cloud ECU since August 2019, which provides higher performance and better reliability with lower power consumption and more compact packaging. In addition, the customized chip module will make it more difficult for competitors to replicate our Cloud ECU. In the meantime, we are testing the next generation of IoT data connection technology upgrade based on Narrowband IoT (NB-IoT) technology.

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

Field Oriented Control

Using big data analytics, we have developed the proprietary FOC, system that controls the electric motors. The FOC is the intelligence behind the powertrains of our entire lineup of smart e-scooters, and helps our smart e-scooters strike the balance between performance and power consumption.

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

Braking System

Our smart e-scooters are equipped with hydraulic disc brakes made from special alloys. The brake discs are slotted to extend the life of the system. The hardware of the brakes is complemented by the Electronic Braking System, or the EBS, which provides for intelligent braking and recycling kinetic energy. Certain of our models also employ the combined braking system, or CBS, which intelligently splits braking force between the front and rear discs to shorten the braking distance at higher speeds.

Driver Assistance

We have developed various driver assistance technologies to enhance the rider experience of our smart e-scooters such as automatic headlight, automatic return indicators, cruise control and smart self-diagnosis systems.

We continue to look for ways to enhance the user experience. We have developed adaptive responses to road conditions, active safety systems, and applied them to our latest version of Cloud ECU. We are currently working on the development of, among others, active safety systems, self-balancing systems and L2 autonomous driving systems. These advanced systems are developed in tandem with the TQi series, currently in road test stage.

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

User-Centric Philosophy

We adopt a user-centric approach in our product design and development. All of our products are designed based on the quantitative data and qualitative feedback we collect from the smart e-scooters and users. We have developed an instant user feedback loop based on our continuous connection with smart e-scooters and proactive interaction with users and achieved an agile product development process. We collect and analyze large amounts of product performance data and user behavioral data generated by the smart e-scooters running on the road and collected from our NIU app and website. We also conduct comprehensive surveys and collect feedback and comments from online virtual communities to understand the drawbacks of existing scooters and aim to develop new products and functionalities to satisfy the user demand. We have a dedicated user interaction team, which closely monitors and actively participates in over 1,000 virtual communities and interacts with users online. Utilizing the insights gained from the data and feedback collected, we have developed various new products and functionalities, such as cruise control and automatic headlight. We also utilize the data and feedback to provide updates to our firmware regularly over-the-air (OTA) to fine-tune the performance of our smart e-scooters and improve overall user experience.

Our research and development team comprises motorbike enthusiasts with years of motor biking experience. Their enthusiasm, experience and expertise, together with our user-centric product development philosophy, have allowed us to design and deliver high-performance smart e-scooters and made us the pioneer in urban mobility solutions we are today.

Platform-based Engineering System

We have developed a platform-based engineering system. The system is based on the same in-scooter control and data connection systems. Accordingly, we can develop different product lines with the same voltage requirement. As a result, our existing production lines can be easily adapted to new products. For example, our MQi and UQi series, which are all based on the 48V platform, adopt the same battery pack solution, battery management system, and FOC, BOSCH motor and EBS. By doing so, we can shorten our design timeline, accelerate time-to-market and lower manufacturing costs.

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

Our well-designed product lines speak a distinctive and consistent family design language. Our industrial design philosophy combines minimalist aesthetics with thoughtful functionality. Under that philosophy, we desire to create an exceptional riding experience while maintaining a smart and simple design. For example, the iconic “Halo” headlamp, equipped on all of our smart e-scooters integrates a daytime running light with our LED head lamps, providing an ultra-wide arc of light for improved vision and safety at night. Another example is the MQi Series—a cool and fresh-looking smart e-scooter designed for young urban users. Slim, modern, chic and intuitive are the core design attributes of MQi Series from inside out. We believe a good design should bring people joyful experience. Therefore, the team has done intensive testing and mock-ups for ergonomics study, as a result of which the MQi Series features a comfortable and ergonomic seating posture as well as intuitive and easy-to-use control layout. The hidden shock absorber and the high strength aluminum alloy swing arm, not only speak the same minimalistic design language, but also ensure excellent riding experience as well as safety and comfort.

NIU Innovation Lab

Our NIU Innovation Lab hosts our research and development teams of 140 members, which include, among others, our user experience design team, smart electronic research team, powertrain design team and industrial design team.

The Lab is led by Token Hu. With more than 15 years of relevant experience, Token is responsible for setting the direction of our products and our research and development efforts. Carl Liu, our vice-president of design, leads our teams relating to product style and design, as well as user experience. Carl is an industry veteran with more than 20 years of relevant experience.

The Lab focuses on industrial design, structural design, smart electronics research, power electronics research, user data analysis, business intelligence system development and user experience research. The Lab and our research and development team played a crucial role in the creation of the 240 patents we held as of December 31, 2019. We also entered into a definitive Development Collaboration Agreement in March 2019 with one of the world’s leading automobile manufacturers regarding joint development of Micro-mobility solutions, which will be carried out by the Lab.

Global R&D and Manufacturing Base

Our new global R&D and manufacturing base commenced operation in December 2019. The new facility hosts, among others, our proprietary R&D laboratories for our BMS intelligent battery management system, FOC magnetic field-oriented control system, EBS electronic brake system, Cloud ECU intelligent central controller and NIU INSPIRE big data analysis system, as well as a quality laboratory for comprehensive and standardized testing of the raw materials and vehicles.

Manufacturing and Fulfillment

We design, manufacture and sell high-performance electric bicycles and motorcycles. We view the manufacturers and suppliers we work with as key partners through our product development process and leverages their industry expertise to ensure that each product that we produce meets our strict quality standards.

Production facility

We keep the majority of the assembly of our electric bicycles and motorcycles in our own production facility, while cooperating with a motorcycle manufacturer with required qualifications to manufacture the certain electric motorcycles models. We operate two manufacturing facilities in Changzhou, China. Our new global R&D and manufacturing base commenced operation in December 2019. The new facility covers about 75 acres and in phase I layout includes four semi-automatic assembly lines, a highly efficient double-decker logistics facility, a products showroom, and a dedicated quality control laboratory. The new global R&D and manufacturing base has a designed production capacity of 700,000 units per annum, which increased our total production capacity to over 1,000,000 units per annum.

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

We have been able to effectively manage our inventory level. We formulate holistic plans for our production, warehousing and logistics, by tracking a variety of factors, including, among others, historical sales data, sales forecasts and customization requests. With smooth turnover between production and logistics, we are able to maintain an optimal inventory level, to fulfill our orders and avoid over-stock at the same time. Our inventory turnover days were 40, 33 and 37 for 2017, 2018 and 2019, respectively. For the calculation of inventory turnover days, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.”

Quality Control

We believe that the quality of our products is crucial to our continued growth. We place great emphasis on quality control, set up dedicated team and implemented stringent monitoring and quality control systems to manage our operations.

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

Our quality control system covers each stage of our production process. When we establish or adapt an assembly line for a new product or model, we trial-run the assembly line to produce a sample for quality examination. The assembly line can start mass production only if the produced sample is of adequate quality. When the in-progress product moves from one section to another along the assembly line, it must be checked for quality by the responsible assembly specialists in both sections. After completion of assembly, our quality control personnel will perform overall quality inspection and road-test on the products in accordance with relevant protocols. A product may be shipped out of manufacturing facility only after it passes all quality control examinations and is properly documented as such. We also track the acceptance status of our products when they reach our distributors or customers. By logging and breaking down the pass rates along our products in the production process, we are able to identify our quality control weak spots, and improve our operation accordingly.

Our new global R&D and manufacturing base includes a dedicated quality control laboratory equipped with full-automatic and semi-automatic instruments for components testing, and self-developed inspection systems for battery cell quality testing.

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

We have different shipping methods for our finished products depending on the type of the distribution channel: (i) for our offline domestic distribution channels, our city partners and franchised stores are responsible for logistics from the moment products are rolled out of the factory; (ii) for local distributors in overseas markets, we ship our products mainly under FOB terms; and (iii) for online shopping platforms such as our official website and third-party platforms such as JD.com and Tmall, we ship our products through third-party delivery services.

Omnichannel Retail Model

We have established a distinct omnichannel retail model network to sell our products and provide service to our customers. As of December 31, 2019, we sold our products through 1,050 franchised stores in over 180 cities in China and 29 distributors in 38 countries overseas, as well as on our own online store and third-party leading e-commerce platforms. We also leverage our omnichannel retail network to deliver peripheral services such as maintenance and repair, and to collect data for business insights.

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

Overseas Distribution

We export our products to distributors in 38 countries overseas, with Europe being our largest export market. We manufacture and customize our products based on the requirements of our international customers and we ensure our exported products are in compliance with the standards of the local markets.

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

Scooter Sharing Program.  We have supported local operators in certain overseas markets to implement dockless scooter sharing programs powered by our internet-of-things, or IoT, technology. These scooter sharing programs were officially launched in cities across the world, such as New York, Washington DC, Miami, Amsterdam, Frankfurt, Vienna, Madrid, Brussels, Milano, Auckland and Mexico City.

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

Profile-based online marketing

Leveraging our sophisticated data analytics capabilities, we are able to gain a deep understanding of our target customer profiles, such as demographics and interests. With this knowledge, we precisely direct our marketing efforts through targeted online channels to efficiently reach new customers with matching profiles or existing customers for repeat purchases. We conduct online marketing through channels such as search portals, social media, online video platforms, and e-commerce platforms. We also leverage the key major media popular with our target groups to regularly publish news and updates about our company, such as our product launch events. We conduct joint marketing activities with other brands. We also utilize our official bulletin board system (BBS), the NIU app and our social media accounts to distribute original content to, and interact with, our followers and existing users. Through the right channels, we deliver the right key messages and original contents to achieve effective marketing.

Location-based offline marketing

We conduct offline marketing and advertising through LCD billboard ads, elevators ads, bus ads, product roadshows, exhibitions in music festivals, among others. To achieve higher efficiency on offline marketing, we leverage riding data collected from our smart e-scooters. For example, in each city, we have a heat map showing anonymously where NIU users ride and park our e-scooters, a good indicator of locations of where potential users concentrate. The heat map allows us to select the optimal offline ads locations (such as LCD billboard, or bus routes or residential buildings) to reach our targeted consumer groups, or organize product roadshows in the most relevant venue. From May to July 2019, we ran an offline advertisement campaign called “Always NIU Forward” with bus, subway and billboard advertisement, covering our major 12 cities in China.

Viral marketing via NIU community

Leveraging our excellent product quality, fashionable brand image and strong customer loyalty, we are able to utilize viral marketing strategies to achieve the word-of-mouth marketing. For example, in March we launched the NIU Forest campaign to further reinforce our image as a socially responsible brand. Our users posted their mileage and NIU story on social media, such as Tik Tok and Weibo to obtain the opportunity to claim one pine tree planted in Inner-Mongolia sponsored by NIU. Over 2,000 pine trees were planted and claimed and the NIU Forest topic received over 600,000 views on social media. To celebrate our “fourth birthday” in China, we launched a social media campaign called “Not Only a Scooter” in June 2019. We engaged social media influencers and users to publish over 400 videos on Tik Tok, which received over 34 million views and to tweet over 8,000 messages on Weibo, which received over 18 million views. Another example is the “NIU Love Story” marketing campaign to celebrate the Chinese Valentine’s Day in July. We collected more than 2,000 stores from our NIU user couples who fell in love because of NIU. We produced a documentary based on all these love stories and hosted a screening party among our highly engaged users.

Event-driven marketing

In addition to our day-to-day marketing operation, we organize event-driven marketing activities, such as new product launches, company key milestone media events and monthly offline marketing events.

New product launches are typically our largest events of the year. Starting in 2015, we have organized product launch events every year, joined by a large group of live audience including our users and partners, with extensive media coverage. In June 2018, we launched our NGT and MQi+ smart e-scooters at Carrousel de Louvre, Paris, with nearly 300 media covering the launch. In August 2018, we launched our UM model in Shanghai during the co-branding event with McLaren GT Customer Racing. In April 2019, we launched our UQi+ and US models and new lifestyle category, NIU AERO Sports Bicycles, in Beijing, and organized a two-day NIU Brand event for our fans. In November 2019, we launched our expanded GT line led by newly designed MQi-GT with upgraded NQi-GT and UQi-GT on the EICMA show in Milan, Italy, and we also released our first power-assisted electric bicycle, NIU Aero EUB-01.

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

Our intellectual property rights are critical to our business. As of December 31, 2019, we owned 240 patents, 141 registered trademarks and 24 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 141 registered trademarks, 36 are registered in the PRC and 105 in other countries and regions. As of the same date, we had 346 applications for patents and trademarks pending in the PRC, Europe and other jurisdictions.

Regulations

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Production of Electric Bicycles

On July 9, 2005, the State Council of the PRC promulgated the Regulation of the PRC on the Administration of Production License for Industrial Products, or the Production License Regulations. On April 21, 2014, the General Administration of Quality Supervision, Inspection and Quarantine, or the AQSIQ, issued the Measures for the Implementation of the Regulations of the PRC Administration of Production Licenses for Industrial Products, or the Measures. According to the Production License Regulations and the Measures, any enterprise that has not obtained a production license for a product listed in the Announcement of the Product Catalog Implementing the Production Licensing System, or the Production Catalog, which was issued by the AQSIQ on November 20, 2012, must not produce the relevant product. An enterprise must file an application to the provincial administration of quality and technology supervision for the license of producing the products listed in the Production Catalog. Otherwise, relevant authorities can impose fines and other administrative sanctions, and serious violations may result in criminal liabilities. According to the Production Catalog, most of our products are classified as electric bicycles, which are industrial products that fall within the scope of Production License Regulations and Measures. Thus, we have obtained the appropriate production license thereof. On June 24, 2017, the State Council issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was canceled and was changed to implement mandatory product certification management. However, on October 26, 2017, AQSIQ announced that the production of the electric bicycles is still under the production licensing system. According to this announcement, the production license regulatory regime is implemented pursuant to the new electric bicycle technical standard, which is the Safety and Technical Specification for Electric Bicycle (GB 17761-2018), or the New Standard, promulgated by the State Administration for Market Regulation and the National Standardization Management Committee on May 15, 2018 and became effective on April 15, 2019. The New Standard replaced the General Technical Requirements for Electric Bicycles (GB 17761-1999), or the Old Standard, which were issued by the Quality and Technology Supervision Bureau on May 28, 1999 and became effective from October 1, 1999. The eleven-month period between the promulgation date and effective date of the New Standard was a transition period. Whereas we have already been granted the certification of the Old Standard and therefore recognized as “the First Batch of Electric Bicycle Manufacturers Meeting the New National Standard” by the Quality Control and Technical Evaluation Control Room of the National Electric Bicycle and Battery Product Quality Supervision and Inspection Center, certain of our models may not qualify under the New Standard and require either re-engineering or reclassification as motorcycles. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

Regulations on Qualification of Production of Electric Motorcycles

Pursuant to the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Measures, issued on November 30, 2002 and the Implementing Rules of the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Rules, issued on December 31, 2002, enterprises must pass the production access examination and obtain the Motorcycle Production Access Certificate before manufacturing motorcycles in the PRC, and if an enterprise conducts a motorcycle manufacturing consignment, both the consignee and the consignor are required to obtain the Motorcycle Production Access Certificate. On January 14, 2010, the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Matters Related to Electric Motorcycle Production Enterprises and Product Access Management, or the Circular, which imposes production restrictions on enterprises who currently produce or intend to produce electric motorcycles. Such enterprises must satisfy the MIIT’s access requirements and be on the list of the Announcement on Vehicle Manufacturers and Products before continuing or commencing production. On November 27, 2018, the MIIT promulgated the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, which became effective on June 1, 2019 and replaced the Motorcycle Manufacturing Measures and the Motorcycle Manufacturing Rules. According to the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, the authorities will continue to implement a classified access administration of enterprises engaged in the manufacturing of road motor vehicles and road motor vehicle products, and road motor vehicle design enterprises are encouraged to cooperate with or consign to licensed road motor vehicle manufacturing enterprises in manufacturing process. We entered into a manufacturing cooperation agreement with a motorcycle manufacturer with required qualifications to manufacture certain models classified as electric motorcycles. Besides, Jiangsu Xiaoniu has been listed in the Road Motor Vehicle Manufacturers and Products List (batch 327) issued by MIIT on January 13, 2020 as an enterprise permitted to manufacture motorcycles and we are in the process of obtaining the World Manufacturer Identifier (WMI) and Vehicle Identification Number (VIN) See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

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

Under the Application Scope of the First Batch of Products Implementing Mandatory Product Certification Catalogue effective on July 1, 2002, motorcycles and bicycles with gasoline and other engines were within the product catalogue that must apply the compulsory product certification. On July 3, 2009, the Administrative Regulations for Compulsory Product Certification was promulgated, pursuant to which that several specified products must not be delivered, sold, imported or used in other business activities until they complete the compulsory product certification and be labeled with certification mark. According to the Announcement on the Transition Period Arrangement for the Management of Mandatory Product Certification of Motorcycle Crew Helmets, Electric Blankets and Motorcycle Products, promulgated by the AQSIQ and the Certification and Accreditation Administration of the PRC on October 11, 2017, motorcycle and bicycle productions must still be under a license administration. On March 15, 2019, the Opinions of the State Administration for Market Regulation, the MIIT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provides that the market supervision department shall strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and shall only allow vehicles that meet the New Standards and obtained CCC certification flowing into the market. We have obtained CCC certification for all of our current products, and will try to get CCC certification for our future products, however, we cannot assure you that all series of our smart e-scooters will always comply with the CCC standard and satisfy the requirements of CCC certification. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business— Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

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

Regulations Relating to Foreign Investment

Pursuant to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2019 Edition), or the 2019 Negative List, jointly issued by the NDRC and the MOFCOM on June 30, 2019 and enforced on July 30, 2019, the foreign investment related to design, manufacture and sale of electricity bicycles does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2019 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries which do not fall within the 2019 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. on March 15, 2019, the Foreign Investment Law of PRC, or the FIL, was issued by SCNPC and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment, however, as the “negative list” under the FIL has yet to be published, it is unclear as to whether it will differ from the 2019 Negative List.

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

Regulations Relating to Foreign Debt

On March 1, 2003, the NDRC, Ministry of Finance and SAFE promulgated Interim Provisions on the Management of Foreign Debts, pursuant to which the summation of the accumulated medium-term and long-term debts borrowed by foreign-invested entities and the balance of short-term debts shall not exceed the surplus between the total investment in projects approved by the verifying departments and the registered capital, or the Surplus Limit. Within the range of the Surplus Limit foreign-invested entities may borrow foreign loans at their own will. If the loans exceed the Surplus Limit, the total investment in projects shall be reexamined by the original examination and approval departments. In addition, on January 11, 2017, PBOC promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets out a upper limit for PRC entities, including foreign-invested entities and domestic-invested entities, regarding their foreign debts, or the Financing Limit. Pursuant to PBOC Circular 9, the Financing Limit for entities shall be calculated based on the following formula: the Financing Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. As to net assets, entities shall take the net assets value stated in their respective latest audited financial statement in calculation; the cross-border financing leverage ratio for enterprises is two (2); the macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts. PBOC Circular 9 stipulates a one-year transitional period, or Transitional Period, from its promulgation date for foreign-invested entities, during which they could choose the calculation method of foreign debt upper limit based on either (i) the Surplus Limit, or (ii) the Financing Limit. After the Transition Period, the method applicable to foreign-invested entities shall be determined by the PBOC and the SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of December 31, 2019, PBOC or SAFE has not issued any new regulations regarding the application calculation method of foreign debt upper limit for foreign-invested entities. As to domestic-invested entities, they are only subject to the Financing Limit from the date of promulgation of PBOC Circular 9 regardless of the Transitional Period.

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

In November 2019, the Secretariat of the Cyberspace Administration of PRC, the MIIT and the State Administration for Market Regulation jointly promulgated the Circular on Issuing the Methods for Identifying Unlawful Collection and Use of Personal Information of Applications (“App(s)”), which defines actions that may be regarded as violating the Network Security Law and other personal information protection related regulations, including, among other things, failure to publicize the rules for collection and use of personal information, failure to expressly state the purpose, manner and scope of collecting and using personal information, collection and use of personal information without consent of users, provision of personal information to others without consent, and failure to provide the function of deleting or correcting personal information as required by law.

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

Regulations on Copyright

Pursuant to the Copyright Law of the PRC revised by the Standing Committee of the National People’s Congress on February 26, 2010 and came into effect on April 1, 2010, as amended in 2010, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitutes an infringement of copyright. The infringer shall, among others, according to the circumstances of the case, undertake to cease the infringement, take remedial action, offer an apology and pay damages. We have registered our copyright on 15 sets of software codes regarding our BMS and other control or management systems.

Regulations on Patent

The Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress and the Detailed Rules for the Implementation of the Patent Law of the PRC (revised in 2010) promulgated by the State Council provide for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.  We have received several patent invalidation applications from third parties for our patents, but we have taken measures to respond to these applications and successfully obtained the results of patent maintenance.

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

C.                                              Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, our VIE and its subsidiaries, as of the date of this annual report:

(1)   Token Yilin Hu, Yi’nan Li, Yuqin Zhang and Changlong Sheng each holds 89.74%, 5.00%, 2.63% and 2.63% of the equity interest in Beijing Niudian, respectively. All of the shareholders of Beijing Niudian are beneficial owners of the shares of our company. Mr. Token Yilin Hu is also a director and vice president of research and development of our company.

Contractual Arrangements with Our VIE

The following is a summary of the currently effective contractual arrangements relating to Beijing Niudian.

Agreements that provide us with effective control over our VIE

Powers of Attorney.  Each of the shareholders of Beijing Niudian has executed a power of attorney to irrevocably authorize our company to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Beijing Niudian, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder. The powers of attorney will remain effective, as long as the shareholders of Beijing Niudian remain as registered shareholders of Beijing Niudian, unless otherwise instructed by our company.

Second Amended and Restated Equity Pledge Agreement.  Pursuant to the second amended and restated equity pledge agreement, dated February 28, 2020, among our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian, the shareholders of Beijing Niudian have pledged the 100% equity interests in Beijing Niudian to our WFOE to guarantee performance by the shareholders of their obligations under the second amended and restated exclusive option agreement and powers of attorney, as well as the performance by Beijing Niudian of its obligations under the amended and restated exclusive business cooperation agreement and the second amended and restated exclusive option agreement. In the event of a breach by Beijing Niudian or any of its shareholders of contractual obligations under the second amended and restated equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Niudian and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing Niudian also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Beijing Niudian undertakes that, without the prior written consent of our WFOE, it will not assist or allow any encumbrance to be created on the pledged equity interests. We are in the process of registering the equity pledge under the second amended and restated equity pledge agreement with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

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

Agreements that allow us to receive economic benefits from our VIE

Amended and Restated Exclusive Business Cooperation Agreements.  Pursuant to the amended and restated exclusive business cooperation agreement, dated July 20, 2018, between our WFOE and Beijing Niudian, our WFOE has the exclusive right to provide Beijing Niudian with operational supports as well as consulting and technical services required by Beijing Niudian’s business. Without our WFOE’s prior written consent, Beijing Niudian may not accept any services subject to this agreement from any third party. Beijing Niudian agrees to pay our WFOE a monthly service fee at an amount that is equal to 100% of its net profits or an amount adjusted by our WFOE in its sole discretion for the relevant month, which should be paid within seven business days upon receipt of invoice from our WFOE. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the amended and restated exclusive business cooperation agreement to the extent permitted by applicable PRC law. To guarantee Beijing Niudian’s performance of its obligations thereunder, the shareholders of Beijing Niudian shall pledge all of their equity interests in Beijing Niudian to our WFOE pursuant to the second amended and restated equity pledge agreement. The amended and restated exclusive business cooperation agreement will remain effective for a term equal to Beijing Niudian’s operating period, unless otherwise terminated by our WFOE in writing or in accordance with applicable PRC law.

In June, 2018, our WFOE and Jiangsu Xiaoniu entered into the amended and restated exclusive business cooperation agreement, which contains terms substantially similar to the amended and restated exclusive business cooperation agreement between our WFOE and Beijing Niudian described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIE

Second Amended and Restated Exclusive Option Agreements.  Pursuant to the second amended and restated exclusive option agreement, dated February 28, 2020, among our company, our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian has irrevocably granted our company an exclusive option to purchase all or part of his or her equity interests in Beijing Niudian. Our company or our designated person may exercise such options at the price of RMB100 or the lowest price permitted under applicable PRC law. The shareholders of Beijing Niudian undertake that, without our company’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Beijing Niudian, (ii) transfer or otherwise dispose of their equity interests in Beijing Niudian, (iii) change Beijing Niudian’s registered capital, (iv) amend Beijing Niudian’s articles of association, (v) dispose of Beijing Niudian’s material assets or enter into any material contract with a value of over RMB100,000 (except in the ordinary course of business), or (vi) merge Beijing Niudian with any other entity. In addition, Beijing Niudian undertakes that, without our company’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The second amended and restated exclusive option agreement will remain effective until all equity interests in and all the assets of Beijing Niudian have been transferred to our company or our designated person.

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

D.               Property, Plant and Equipment

Our headquarters is located in Beijing, China, where we lease and occupy our office space with an aggregate floor area of approximately 5,000 square meters. Our Niu Innovation Lab is located in Shanghai, China, where we lease and occupy our office space with an aggregate floor area of approximately 1,000 square meters. Our manufacturing facility and after sales services facilities are in Changzhou, China, where we have both owned and leased facilities with a combined building area of approximately 62,000 square meters.

The following table sets forth the location, approximate size and primary use of facilities that we own or we lease:

Our Own Facility
Location	Approximate Size (Building) in Square Meters	Primary Use
Changzhou	50,319	Manufacturing and Maintenance Facility

Our Leased Facilities
Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Expiration Date
Beijing	5,016	Office	December 31, 2024
Shanghai	638	Office	March 31, 2021
Shanghai	346	Office	November 14, 2021
Changzhou	12,000	Manufacturing Facility	December 31, 2024

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

A.               Operating Results

Overview

We currently design, manufacture and sell high-performance electric bicycles and motorcycles. We have a streamlined product portfolio consisting of seven series, consisting of four e-scooter series, which are our key products and contributed to the majority of our sales, two urban commuter electric motorcycles, and one performance bicycle series. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sell and service our products through a unique “city partner” system in China, which consisted of 235 city partners with 1,050 franchised stores in over 180 cities in China, and 29 distributors in 38 countries overseas as of December 31, 2019, as well as on our own online store and third-party e-commerce platforms.

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

We currently generate a majority of our revenues from sales of smart e-scooters to our distributors offline or to individual consumers online. We also generate revenues by selling accessories and spare parts and providing mobile app and other services.

We have grown rapidly while at the same time improving our margin. Our revenues were RMB 2,076.3 million (US$298.2 million) in 2019, representing an increase of 40.5% from RMB1,477.8 million in 2018. We had a gross margin of 23.4% in 2019, compared with 13.4% in 2018. We had a net income of RMB190.1 million (US$27.3 million) in 2019 as compared to a net loss of RMB349.0 million in 2018.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s electric two-wheeled vehicles industry, including, among others, China’s overall economic growth, the increase in per capita disposable income, the expansion of urbanization, the growth in consumer spending and consumption upgrades, the competitive environment, governmental policies and initiatives towards electric two-wheeled vehicles, as well as the general factors affecting the electric two-wheeled vehicles industry in overseas markets. Unfavorable changes in any of these general industry conditions could negatively affect demand for our products and materially and adversely affect our results of operations.

The COVID-19 outbreak has had an adverse impact on our results of operations. Due to the decreasing demand as a result of the outbreak, we expect our revenues of the first quarter of 2020 will be lower than that of the first quarter of 2019. Due to the underutilization of our production facilities in the first quarter of 2020, we expect our gross margin will be affected. In addition, we incurred fixed costs in operating expenses despite the decrease in sales and level of operations. As a result, our net results will be adversely affected in the first quarter of 2020. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our financial and operating performance may be adversely affected by epidemics or other public health crises.”

While our business is influenced by these general factors, our results of operations are more directly affected by company specific factors, including the following major factors:

•      our ability to increase e-scooter sales volume;

•      our ability to enhance or maintain pricing power;

•      our ability to develop and sell more accessories and spare parts and services;

•      our ability to manage our supply chain and manufacturing;

•      our ability to enhance our operational efficiency; and

•      our ability to expand into international markets.

Our ability to increase e-scooter sales volume

Increase in the e-scooters sales volume is a key driver of our revenue growth. Our revenues increased by 92.1% from RMB769.4 million in 2017 to RMB1,477.8 million in 2018, and further by 40.5% to RMB2,076.3 million (US$298.2 million) in 2019. The number of e-scooters sold increased by 79.2% from 189,467 in 2017 to 339,585 in 2018, and by 24.1% further to 421,327 in 2019. The following table shows the number of e-scooters we sold in the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	Units	%	Units	%	Units	%
NQi Series	86,524	45.7	117,289	34.5	116,693	27.7
MQi Series	54,001	28.5	122,233	36.0	75,802	18.0
UQi Series	48,942	25.8	100,063	29.5	206,747	49.1
Gova Series	—	—	—	—	22,085	5.2
Total	189,467	100.0	339,585	100.0	421,327	100.0

Our ability to increase e-scooters sales volume depends on our ability to innovate in design and technology and offer e-scooter products that meet the users’ demand. Currently our e-scooter lineup consists of four series, including NQi, MQi , UQi and Gova, with multiple models and specifications for each series. We have launched two or more series or models each year since 2018 and plan to continue the practice in the near and medium term, aiming to cover the full spectrum of the urban mobility solutions. Moreover, our ability to increase the sales volume also depends on our ability to continually enhance our brand to attract users and purchases, as well as our ability to successfully execute our omnichannel retail model and expand our sales network both domestically and globally.

Our ability to enhance or maintain pricing power

Our ability to achieve profitability depends on our ability to enhance or maintain our pricing power, or the ability to obtain a price premium for our smart e-scooters. Our well-designed high-performance smart e-scooters built with our user-centric product development philosophy, together with the superior user experience we offer, allow us to establish a strong lifestyle brand. With our strong brand, we have achieved exceptional customer loyalty and pricing power. Our customers are willing to pay a premium for our products. The retail price of certain specifications of our NQi and MQi models sold in China was increased in 2017. Although we increased the retail price across a majority of our e-scooter models in March 2017, with the volume-weighted average retail price increasing by 8.2%, we were still able to achieve a solid growth of 123.2% in sales volume in 2017, as compared to 2016. Moreover, we raised the retail price of certain specifications of our NQi, MQi and UQi models in January 2018, with the volume-weighted average price increasing by 9.3%, we were still able to achieve a solid growth of 79.2% in sales volume in 2018, as compared to 2017. To enhance or maintain our pricing power, we will continue to innovate to further improve the performance of our smart e-scooters and user experience and further enhance our brand.

The retail price of our e-scooters does not represent revenues attributed to us for sales made through third parties. We generate revenues by selling e-scooters to our city partners in China and overseas distributors at a discount to the retail price. In addition, we incentivize them by providing sales volume rebate. The discount and the rebate as well as VAT result in the main difference between our volume-weighted average retail price and our revenues per e-scooter, defined as revenues divided by the number of e-scooters sold in a specified period. Our revenues per e-scooter increased from RMB4,061 in 2017 to RMB4,352 in 2018, which was mainly due to higher retail prices for certain e-scooter models and a higher proportion of overseas sales in 2018. Our revenues per e-scooter increased from RMB4,352 in 2018 to RMB4,928 in 2019, which was mainly due to our shift to an enhanced omnichannel retail model, increases in sales price, and the change in our product mix in 2019. We believe that retail price of our e-scooters demonstrates our customer loyalty and pricing power, which has an impact on our revenues and financial performance.

Our ability to develop and sell more accessories and spare parts and services

Our results of operations are affected by our ability to develop and sell more accessories and spare parts. Leveraging our strong lifestyle brand, we have been able to generate revenues from selling accessories and spare parts. Revenues generated from selling accessories and spare parts represented 6.4%, 6.2% and 12.2% of our net revenues in 2017, 2018 and 2019, respectively. We will continue to enhance our brand and capitalize on our premium brand to develop and sell more accessories to capture more business opportunities.

Our results of operations are also affected by our ability to sell more services. We generate revenue from the NIU app by providing subscription-based mobile app services. Users will need to subscribe for the mobile app service by paying a fee after an initial period of one or two years. We also generate revenue from R&D services provided to and collaboration with our strategic partners. Revenues generated from providing services 1.4%, 1.1% and 1.7% of our revenues in 2017, 2018 and 2019, respectively. We will continue to further enhance the connectivity and other smart functionalities of our smart e-scooters and the NIU app and improve the user experience. This not only provides us with additional revenue streams but also improves our gross margin.

Our ability to manage our supply chain and manufacturing

Material and manufacturing costs of our e-scooters have historically accounted for a majority of our cost of revenues. Our future profitability is significantly dependent on our ability to control those costs as a percentage of our revenues, which in turn depends on our ability to effectively manage our supply chain and manufacturing process. Raw materials and components used in the production of our e-scooters are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. We generally engage multiple suppliers for the key components to minimize the dependency on any single supplier. We will continue to collaborate with our suppliers to manage the cost, capacity and quality of the raw materials and components. As our business grows in scale, we have obtained more bargaining power and hence more favorable terms from suppliers, including pricing terms. Our gross margin improved by 10% in 2019 compared with 2018 and the cost of revenue reduction contributed to a significant portion of such improvement. Our ability to control cost of products sold also depends on our successful adoption of automatic and intelligent manufacturing equipment and procedures, and effective utilization of our platform-based engineering system, through which designs of new models may be easily adaptable to our existing production lines.

Our ability to enhance our operational efficiency

Our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. Excluding share-based compensation expense, selling and marketing expenses have historically represented the largest portion of our total operating expenses. The advertising and promotion expenses, consisting primarily of online and offline advertisements, are event-driven, and tend to be higher when we launch new products. Excluding advertising and promotions expenses, our selling and marketing expenses as a percentage of our revenues was 7.1%, 5.0% and 5.0% in 2017, 2018 and 2019, respectively.

Our ability to lower our selling and marketing expenses as a percentage of revenues depends on our ability to manage our branding and promotion efforts, and improve selling and marketing efficiency. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. In addition to online channels, we sell and service our products through distribution channels, which consisted of 235 city partners with 1,050 franchised stores in over 180 cities in China and 29 distributors in 38 countries overseas as of December 31, 2019. These distributors promote our brand and market our products and services at their own cost. We will continue to expand and leverage our sales network to enhance our brand and improve sales efficiency. In addition, as our business grows, we expect to achieve greater operating leverage, increase the productivity of our personnel, and obtain more favorable terms from our suppliers.

Our ability to expand to international markets

We have experienced significant growth in our sales in international markets. As of December 31, 2019, we sold our smart e-scooters through 29 distributors in 38 countries overseas. In 2017, 2018 and 2019, 4.9%, 10.8% and 20.9% of our revenues were derived from sales in overseas markets. We believe our global opportunity is significant, and we will enter into selected overseas markets that offer identified growth opportunities and favorable government policies. In Europe, we will continue to expand our distribution network, launch new products suitable for local markets, partner with global leading companies to co-brand premium smart e-scooter models, and may seek different business opportunities such as the e-scooter sharing and commercial fleet to drive the growth beyond retail. We will pursue differentiated international strategies for different overseas markets, such as Southeast Asia and India. We believe that our expansion into selected international markets will not only drive our revenue growth but also enhance our brand awareness.

Key Components of Results of Operations

Revenues

We generate revenues from sales of e-scooters, sales of accessories and spare parts, and provision of mobile app and other services. The following table sets forth the break-down of our revenues, in amounts and as percentages of revenues for the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues:
E-scooter sales	709,596	92.2	1,370,522	92.7	1,787,274	256,726	86.1
Accessories and spare parts sales	49,159	6.4	91,373	6.2	253,800	36,456	12.2
Service revenues	10,613	1.4	15,886	1.1	35,215	5,058	1.7
Total	769,368	100.0	1,477,781	100.0	2,076,289	298,240	100.0

We adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 and applied ASC 606 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Since the adoption of ASC 606 starting from January 1, 2019, we recognize revenues upon the satisfaction of our performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes), sales volume rebates provided to qualified distributors based on the volume sold to such distributors in a certain period and sales return estimated based on historical experiences.

E-scooter sales.  We generate a majority of our revenues from sales of e-scooters to our distributors offline or directly to individual consumers online.

We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our e-scooters. In China, we have a unique “city partner” system, and sell e-scooters to the city partners. City partners are our distributors, who either open and operate franchised stores or sign up franchised stores, and the franchised stores sell our products and provide services to individual consumers. In overseas markets, we sell to distributors. We generate revenues by selling e-scooters to our city partners in China and overseas distributors at a discount to the retail price. In addition, we incentivize them by providing sales volume rebate. We also sell directly to individual consumers through third-party e-commerce platforms, as well as on our own online store. We treat distributors offline and individual consumers online as our customers.

Accessories and spare parts sales.  We sell proprietary accessories and spare parts to be installed on or used with our smart e-scooters, such as rear storage boxes and front baskets. We also offer NIU-branded accessories and general merchandise, such as decorative car plates, key chains, bicycles and apparel.

Service revenues.  Our service revenues primarily relate to our services associated with NIU app, NIU Cover and R&D services to strategic partner.

•                  NIU app. We generate revenues from the NIU app by providing subscription-based mobile app services. The subscription fee for the initial one to two years is included in the retail price of our smart e-scooters, and after the initial period, users will need to pay a fee to renew the subscription.

•                  NIU Cover. We facilitate the sale of insurance policies for our smart e-scooters to individual customers, which are provided by third-party insurance companies.

•                  R&D services. We collaborate with a strategic partner for a joint R&D project and we earn revenues from the R&D services we provided.

In 2017, 2018 and 2019, we generated 95.1%, 89.2% and 79.1% of our revenues from the PRC, respectively, and the rest from overseas markets.

We expect our revenues will continue to increase in the foreseeable future as we launch more products, expand sales network and retail channels, and further expand our business. While sales of e-scooters will continue to contribute a majority of our revenues, we expect that the revenues generated from selling accessories and spare parts and providing services will increase in absolute amounts in the foreseeable future.

Cost of revenues

Cost of products sold represents a majority of our cost of revenues, and the other components of cost of revenues include write-downs of inventory, logistics costs and warranty costs.

Cost of products sold mainly consists of the cost for purchasing raw materials and components, the labor cost and other costs for manufacturing e-scooters. We purchase raw materials and main components, such as batteries, motors, tires, battery chargers and controllers, from suppliers and assemble e-scooters in our own production facility.

We expect that our cost of revenues will increase in the foreseeable future as we increase our e-scooter and other products sales volume and further expand our business.

Gross margin

Our gross margin is mainly affected by the retail price, product mix change, sales volume rebate and the cost of revenue per e-scooter. The following table shows our gross profit and gross margin for each of the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	(in thousands, except for percentage data)
Gross profit	RMB	54,698	RMB	198,625	RMB	486,551	US$	69,889
Gross margin	7.1%		13.4%		23.4%		23.4%

Operating expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the break-down of our total operating expenses, in amounts and as percentages of total operating expenses for each of the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Operating expenses:
Selling and marketing expenses	83,065	42.1	150,151	29.2	182,873	26,268	55.5
Research and development expenses	39,493	20.0	91,812	17.8	67,187	9,651	20.4
General and administrative expenses	74,799	37.9	272,464	53.0	79,616	11,436	24.1
Total	197,357	100.0	514,427	100.0	329,676	47,355	100.0

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

General and administrative expenses.  Our general and administrative expenses mainly consist of payroll and related costs for employees engaging in general corporate functions, professional fees, foreign currency exchange gain/(losses) and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. We expect that our general and administrative expenses (excluding share-based compensation expenses) will increase in absolute amounts in the foreseeable future, as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong, Niu Technologies Group Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by Niu Technologies Group Limited is taxed at half the current tax rate (i.e., 8.25%) while the remaining profits continues to be taxed at the existing 16.5% tax rate. Niu Technologies Group Limited is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Niu Technologies Group Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2017, 2018 or 2019.

PRC

Our PRC subsidiaries, the VIE, and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law, or the CIT Law, and are subject to a statutory income tax rate of 25%. Current income tax expense of RMB7,460,535 and deferred income tax expense of RMB753,806 were recognized for the year ended December 31, 2019. No current or deferred income tax expense was recognized for the years ended December 31, 2017 and 2018.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our net revenues for the years presented. Our business has grown rapidly in recent years. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues	769,368	100.0	1,477,781	100.0	2,076,289	298,240	100.0
Cost of revenues(1)	(714,670)	(92.9)	(1,279,156)	(86.6)	(1,589,738)	(228,351)	(76.6)
Gross profit	54,698	7.1	198,625	13.4	486,551	69,889	23.4
Operating expenses(1)
Selling and marketing expenses	(83,065)	(10.8)	(150,151)	(10.2)	(182,873)	(26,268)	(8.8)
Research and development expenses	(39,493)	(5.1)	(91,812)	(6.2)	(67,187)	(9,651)	(3.2)
General and administrative expenses	(74,799)	(9.7)	(272,464)	(18.4)	(79,616)	(11,436)	(3.8)
Total operating expenses	(197,357)	(25.6)	(514,427)	(34.8)	(329,676)	(47,355)	(15.9)
Government grants	833	0.1	1,396	0.1	29,834	4,285	1.4
Operating (loss)/income	(141,826)	(18.4)	(314,406)	(21.3)	186,709	26,819	9.0
Change in fair value of a convertible loan	(43,006)	(5.6)	(34,500)	(2.3)	—	—	0.0
Interest expenses	(3,154)	(0.4)	(7,722)	(0.5)	(11,397)	(1,637)	(0.5)
Interest income	1,007	0.1	2,999	0.2	16,899	2,427	0.8
Investment income	2,316	0.3	4,602	0.3	6,088	875	0.3
(Loss)/income before income taxes	(184,663)	(24.0)	(349,027)	(23.6)	198,299	28,484	9.6
Income tax expense	—	—	—	—	(8,214)	(1,180)	(0.4)
Net (loss)/income	(184,663)	(24.0)	(349,027)	(23.6)	190,085	27,304	9.2

(1)         Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	253	247	292	42
Selling and marketing expenses	1,611	2,125	4,657	669
Research and development expenses	13,879	52,864	4,207	604
General and administrative expenses	46,784	210,639	10,466	1,503
Total	62,527	265,875	19,622	2,818

Year Ended December 31, 2019 Compared to Year Ended December 31,2018

Revenues

Our revenues increased by 40.5% from RMB1,477.8 million in 2018 to RMB2,076.3 million (US$298.2 million) in 2019, which was primarily due to the increase in both e-scooter sales volume and revenues per e-scooter.

The revenues from e-scooter sales increased by 30.4% from RMB1,370.5 million in 2018 to RMB1,787.3 million (US$256.7 million) in 2019, which was mainly due to an increase in the sales volume of e-scooters by 24.1% from 339,585 in 2018 to 421,326 in 2019. The increase in the sales volume of e-scooters was driven by the expansion of our sales network in China from 760 franchised stores as of December 31, 2018 to 1,050 franchised stores as of December 31, 2019 and the increase in the number of distributors in the overseas markets from 22 as of December 31, 2018 to 29 as of December 31, 2019.

The revenues per e-scooter increased from RMB4,352 in 2018 to RMB4,928 in 2019. The respective impact from the change in sales volume of e-scooters and revenues per e-scooter on our revenues in 2019, as compared to 2018, was RMB355.7 million (calculated by assuming the revenues per e-scooter in 2019 was the same as that in 2018) and RMB242.7 million (calculated by assuming the sales volume of e-scooters in 2018 was the same as that in 2019).

The growth of accessories and spare parts sales and service revenues also contributed, to a lesser extent, to the increase in our revenues. The revenues from accessory and spare parts sales increased from RMB91.4 million in 2018 to RMB253.8 million (US$36.5 million) in 2019, mainly due to an increase in the sales volume of e-scooters, with which purchases of accessories and spare parts usually correlate, and an increase in the sales of spare parts to overseas sharing operators. The service revenues increased from RMB15.9 million in 2018 to RMB35.2 million (US$5.1 million) in 2019, mainly attributable to the continued growth of our user base and R&D services provided to our strategic partners.

Cost of revenues

Our cost of revenues increased by 24.3% from RMB1,279.2 million in 2018 to RMB1,589.7 million (US$228.4 million) in 2019, along with the growth of our business. The increase was primarily attributable to the increase in cost of products from RMB1,236.0 million in 2018 to RMB1,513.8 million (US$217.4 million) in 2019, which was primarily due to the increase in the sales volume of e-scooters.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, slightly increased from RMB3,767 in 2018 to RMB3,773 in 2019, as a result of change in product mix.

Gross profit

We generated a gross profit of RMB486.6 million (US$69.9 million) in 2019, as compared to a gross profit of RMB198.6 million in 2018. Our gross margin improved from 13.4% in 2018 to 23.4% in 2019, which was primarily due to the higher retail prices and change in product mix.

Selling and marketing expenses

Our selling and marketing expenses increased by 21.8% from RMB150.1 million in 2018 to RMB182.9 million (US$26.3 million) in 2019. The increase was primarily due to an increase of RMB9.7 million in depreciation and amortization, an increase of RMB6.3 million in product certification fee, an increase of RMB5.5 million in staff cost, and an increase of RMB3.6 million in travel expenses. The increase in depreciation and amortization was due to higher depreciation of furniture and decoration expenditures of the franchised stores as a result of increased number of stores. The increase in product certification fee was due to the new regulations implemented from April 2019 in China. The increase in staff cost and travel expenses were due to an increase in the number of sales staff. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our revenues was 5.0% in 2019, the same as 2018.

Research and development expenses

Our research and development expenses decreased by 26.8% from RMB91.8 million in 2018 to RMB67.2 million (US$9.7 million) in 2019. The decrease was mainly attributable to a decrease of RMB48.7 million in share-based compensation, partially offset by an increase of RMB14.1 million in staff cost and RMB7.8 million in design expenses. The decrease in share-based compensation expenses was mainly due to the higher expenses that arose from the accelerated vesting of certain restricted ordinary shares during 2018 and the transfer of a number of ordinary shares from a shareholder to one of our vice presidents for nil consideration in June 2018. The increase in staff cost was mainly due to an increase in the number of staff. The increase of design expenses was due to our efforts to expand our product portfolio. Our research and development expenses as a percentage of our revenues decreased from 6.2% in 2018 to 3.2% in 2019.

General and administrative expenses

Our general and administrative expenses decreased by 70.8% from RMB272.5 million in 2018 to RMB79.6 million (US$11.4 million) in 2019. The decrease was primarily due to a decrease of RMB200.2 million in share-based compensation and RMB21.8 million loss for the inventories damaged and cost incurred to repair property and equipment in April 2018, partially offset by an increase of RMB12.3 million in staff cost. The decrease in share-based compensation expenses allocated to general and administrative expenses was mainly because of the higher expenses that arose from accelerated vesting of certain restricted ordinary shares during 2018. The increase in staff cost was mainly due to the increased number of staff. Our general and administrative expenses as a percentage of our revenues decreased from 18.4% in 2018 to 3.8% in 2019.

Government grants

Our government grants increased from RMB1.4 million in 2018 to RMB29.8 million (US$4.3 million) mainly consisting of various incentives from local government authorities. Those grants were for the purpose of giving immediate financial support from local government authorities with no future related costs or obligations.

Net (loss)/income

As a result of the foregoing, our net income was RMB190.1 million (US$27.3 million) in 2019, compared with a net loss of RMB349.0 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31,2017

Revenues

Our revenues increased by 92.1% from RMB769.4 million in 2017 to RMB1,477.8 million in 2018, which was primarily due to the increase in both e-scooter sales volume and revenues per e-scooter.

The revenues from e-scooter sales increased by 93.1% from RMB709.6 million in 2017 to RMB1,370.5 million in 2018, which was mainly due to an increase in the sales volume of e-scooters by 79.2% from 189,467 in 2017 to 339,585 in 2018. The increase in the sales volume of e-scooters was driven by the expansion of our sales network in China from 440 franchised stores as of December 31, 2017 to 760 franchised stores as of December 31, 2018 and the increase in the number of distributors in the overseas markets from 17 as of December 31, 2017 to 22 as of December 31, 2018.

We raised the retail price for certain e-scooter models in January 2018, with the volume-weighted average retail price increasing by 9.3%, which also contributed to the increase in revenues from e-scooter sales. We generate revenues by selling smart e-scooters to our city partners in China and overseas distributors at a discount to the retail price. In addition, we incentivize them by providing sales volume rebate, which are recorded as a reduction of revenues. The revenues per e-scooter increased from RMB4,061 in 2017 to RMB4,352 in 2018. The respective impact from the change in sales volume of e-scooters and revenues per e-scooter on our revenues in 2018, as compared to 2017, was RMB98.8 million (calculated by assuming the revenues per e-scooter in 2018 was the same as that in 2017) and RMB609.6 million (calculated by assuming the sales volume of e-scooters in 2017 was the same as that in 2018).

The growth of accessories and spare parts sales and service revenues also contributed, to a lesser extent, to the increase in our revenues. The net revenues from accessory and spare parts sales increased from RMB49.2 million in 2017 to RMB91.4 million in 2018, mainly due to an increase in the sales volume of e-scooters, with which purchases of accessories and spare parts usually correlate. The service revenues increased from RMB10.6 million in 2017 to RMB15.9 million in 2018, mainly attributable to the continued growth of our user base.

Cost of revenues

Our cost of revenues increased by 79.0% from RMB714.7 million in 2017 to RMB1,279.2 million in 2018, along with the growth of our business. The increase was primarily attributable to the increase in cost of products from RMB678.1 million in 2017 to RMB1,236.0 million in 2018, which was primarily due to the increase in the sales volume of e-scooters.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, slightly decreased from RMB3,772 in 2017 to RMB3,767 in 2018, as a result of lower raw materials cost.

Gross profit

We generated a gross profit of RMB198.6 million in 2018, as compared to a gross profit of RMB54.7 million in 2017. Our gross margin improved from 7.1% in 2017 to 13.4% in 2018, which was primarily due to the higher retail prices and change in product mix.

Selling and marketing expenses

Our selling and marketing expenses increased by 80.8% from RMB83.1 million in 2017 to RMB150.1 million in 2018. The increase was primarily due to an increase of RMB45.2 million in advertising and promotion expenses, an increase of RMB6.8 million in depreciation and amortization, an increase of RMB6.5 million in staff cost, an increase of RMB3.0 million in travel expenses and an increase of RMB1.3 million in rental expenses. The increase in advertising and promotion expenses was mainly due to expenses related to the launch of our new models. The increase in depreciation and amortization was due to higher amortization of furniture and decoration expenditures of the franchised stores as a result of increased number of stores. The increase in staff cost, travel expenses and rental expenses were due to an increase in the number of sales staffs. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our revenues decreased from 7.1% in 2017 to 5.0% in 2018, which was mainly due to higher sales efficiency.

Research and development expenses

Our research and development expenses increased by 132.5% from RMB39.5 million in 2017 to RMB91.8 million in 2018. The increase was mainly attributable to an increase of RMB39.0 million in share-based compensation, an increase of RMB6.8 million in staff cost and RMB5.3 million in design expenses. The increase in share-based compensation expenses was mainly due to the transfer of a number of ordinary shares from a shareholder to one of our vice presidents for nil consideration prior to our initial public offering. The increase in staff cost was mainly due to an increase in the number of staff. The increase of design expenses was due to our efforts to expand our product portfolio. Our research and development expenses as a percentage of our revenues increased from 5.1% in 2017 to 6.2% in 2018.

General and administrative expenses

Our general and administrative expenses increased by 264.3% from RMB74.8 million in 2017 to RMB272.5 million in 2018. The increase was primarily due to an increase of RMB163.8 million in share-based compensation, a RMB21.8 million loss for the inventories damaged and cost incurred to repair property and equipment due to a fire accident in April 2018, an increase of RMB5.1 million in staff cost and an increase of RMB5.7 million in professional fees. The increase in share-based compensation expenses allocated to general and administrative expenses was due to accelerated vesting of certain restricted ordinary shares held by two employees and beneficial owners, who resigned in 2018. The increase in staff cost was mainly due to the increased number of staff. The increase in professional fees was mainly due to professional service fees related to our initial public offering in 2018. Our general and administrative expenses as a percentage of our revenues increased from 9.7% in 2017 to 18.4% in 2018.

Change in fair value of a convertible loan

We incurred a loss of RMB34.5 million associated with change in fair value of a convertible loan in 2018, as compared to RMB43.0 million in 2017. In December 2016, we borrowed a convertible loan in an aggregate principal amount of US$16.8 million. The increase in the fair value of a convertible loan was primarily due to the increase in fair value of our ordinary shares. The convertible loan was converted to 10,119,329 Series A-3 Preferred Shares at the price of US$1.66 per share on March 26, 2018.

Net loss

As a result of the foregoing, our net loss increased by 89.0% from RMB184.7 million in 2017 to RMB349.0 million in 2018.

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

Consolidation of variable interest entity (“VIE”)

We account for entities qualifying as VIE in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. We operate our online e-commerce platform in the PRC through our VIE, Beijing Niudian, to ensure that our internet operations comply with applicable PRC laws and regulations. Beijing Niudian holds the necessary PRC operating licenses for the online business. Individuals acting as nominee equity holders hold the legal equity interests of Beijing Niudian on our behalf. A series of contractual arrangements were entered into among the Company, Niudian Information, Beijing Niudian, and the nominee equity holders of Beijing Niudian in May 2015 and were subsequently amended in June 2018 and February 2020. As a result of the contractual agreements, which include Powers of Attorney, an Exclusive Business Cooperation Agreement, an Equity Pledge Agreement, an Exclusive Option to Agreement and Spousal Consent Letters, we have the ability to exercise control over Beijing Niudian, direct its activities, receive substantially all of its economic benefits and have an option to purchase all of the equity interests and assets in Beijing Niudian when and to the extent permitted by PRC law at RMB100 or a lowest price. In accordance with ASC 810, we consider that Niu Technologies is the primary beneficiary of Beijing Niudian, and accordingly, Beijing Niudian is our VIE under U.S. GAAP. As such, we consolidate the financial results and position of Beijing Niudian in our consolidated financial statements.

Any changes in PRC laws and regulations that affect our ability to control Beijing Niudian might preclude us from consolidating the entities in the future. We will continually evaluate whether we are the primary beneficiary of our VIE as facts and circumstances change.

Revenue recognition

We generate substantially all of our revenues from sales of smart electric scooters, accessories and spare parts to our PRC domestic offline distributors and overseas offline distributors or directly to individual customers online. We also generate our revenues from our subscription-based mobile app services, as well as insurance service as an agent.

Periods prior to January 1, 2019

Prior to January 1, 2019, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and the services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured.

When we sell smart electric scooters to our customers, we also provide advanced mobile app services for free for one to two years (the “free service period”). Customers are able to locate their smart electric scooters, as well as obtain the operating status (e.g. battery status), and claim online repair and maintenance requests for their smart electric scooters, upon their registration of their smart electric scooters on our mobile application. Customers may subscribe to such service after the free service period if they want to continue using aforementioned functions.

We allocate revenue to all deliverables based on their relative selling prices. We use a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). We use the standalone selling price (“SSP”) as the fair value of VSOE for mobile application services. The allocated revenue to mobile application services is deferred and recognized over the free service period. The deferred revenue that will be recognized in the next twelve months is classified as current portion, and the remaining balance of deferred revenue is classified as non-current portion.

Revenue from sales of products is recognized when the products are accepted by the domestic offline distributors, overseas offline distributors or individual customers. When we sell our products to distributors for domestic sales in PRC, acceptance of the products by the distributors is evidenced by goods receipt notes signed by the distributors, which is generally at our warehouse. We have no remaining obligations upon the domestic offline distributors’ acceptance of the products. The risks and rewards of ownership of the products are transferred to the domestic offline distributors upon the signing of the goods receipt notes and the domestic offline distributor has no rights to return the products. When we sell our products to distributors for overseas sales, risks and rewards of ownership are transferred to the distributors upon the products are delivered to and accepted by distributors at the named port of shipment. When we sell our products to individual customers through our own online store and third-party e-commerce platform, we are responsible for the delivery to individual customers. Acceptance of the products is evidenced by goods receipt notes signed by individual customers, which represents that the risks and rewards of ownership are transferred to individual customers. We offer a 7-day return-and-refund policy to individual customers who purchase products online.

Revenue is recognized net of sales volume rebate, return allowances, and VAT. We provide sales volume rebates to qualified distributors based on the volume sold to such distributors in a certain period. Sales volume rebates are accrued, when the products are sold to distributors. Return allowances, which reduce net revenues, are estimated based on historical experience.

Period commencing January 1, 2019

We adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019. We applied ASC 606 using the modified retrospective method for those contracts, which were not yet completed at the date of initial adoption. Results for reporting periods beginning after January 1, 2019 are presented under the new revenue recognition, while prior periods amounts are not adjusted and continue to be reported in accordance with ASC 605, Revenue Recognition.

Since the adoption of ASC 606 starting from January 1, 2019, we recognize revenues upon the satisfaction of our performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). For each performance obligation satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If a performance obligation is not satisfied over time, it is satisfied at a point in time.

The adoption of new revenue standard did not impact accumulated deficit as of January 1, 2019. We have updated significant accounting policies and relevant disclosures hereinafter.

To achieve that core principle, we perform the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine whether we act as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. We allocate the transaction price to each performance obligation based on the relative SSP of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

Products

We identify one performance obligation which is to sell products, such as smart electric scooters, accessories and spare parts, to our PRC domestic offline distributors and overseas offline distributors or directly to individual customers online. For all sales of products, we require a signed contract or purchase order, which specifies pricing, quantity and product specifications. Revenue of product sales is recognized on a gross basis upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers.

The transfer of control of the products is satisfied at a point in time, which occurs when the products are accepted by the domestic offline distributors, overseas offline distributors or individual customers. When we sell products to our domestic offline distributors for domestic sales, acceptance of the products by the domestic offline distributors is evidenced by goods receipt notes signed by the domestic offline distributors, which is generally at the our warehouse. When we sell products to distributors for oversea sales, acceptance of the products by overseas offline distributors is evidenced upon the products are delivered to and accepted by distributors at the named port of shipment. When we sell products to individual customers through its own online store and third-party e-commerce platform, we are responsible for the delivery to individual customers. Acceptance of the products is evidenced by goods receipt notes signed by individual customers.

We provide sales volume rebate to qualified distributors based on the volume sold to such distributors in a certain period and grant online individual customers unconditional right to return the products within 7 days after their acceptance.

Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to domestic offline distributors, overseas offline distributors or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns is estimated based on historical experiences, which were insignificant for the years ended December 31, 2017, 2018 and 2019.

We utilize delivery service providers to deliver products to overseas offline distributors and individual customers (the “shipping activities”), but the delivery service is not considered as a separate obligation as the shipping activities are performed before the overseas offline distributors and individual customers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to them but rather are activities to fulfill our promise to transfer the products. Outbound shipping charges to overseas offline distributors and individual customers are included as a part of the revenues, and outbound shipping-related costs are recorded as cost of revenues.

Services

When we sell smart electric scooters to our customers, we also provide mobile application services for free for one to two years (the “free service period”). Customers are able to locate their smart electric scooters, as well as obtain the operating status (e.g. battery status), and to claim online repair and maintenance requests of their smart electric scooters, upon their registration of their smart electric scooters on our mobile application. Customers may subscribe to such service after the free service period if they want to continue using aforementioned functions.

Such revenue arrangements are divided into separate distinct performance obligations, including electric scooters and mobile application services. SSP for electric scooters is not directly observable, as we don’t sell the electric scooters without mobile application service for certain free service period. We determine the SSP for electric scooters using the residual approach and subtracting the observable SSP of the mobile application services from the total transaction price.

The allocated revenue to mobile application services of free service period and subscribed mobile application service revenue is deferred and recognized on a straight-line basis over the service period, as we determine that the customer simultaneously receives and consumes benefits provided by us as we perform during the free service period or the subscription period.

Income taxes

Our current income taxes are provided on the basis of net income/(loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Our deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

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

Share-based compensation

We periodically grant share-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options, to eligible employees and directors.

Share-based awards granted to our employees and directors are measured at the grant date fair value of the awards and are recognized as compensation expense using the straight line method over the requisite service period, which is generally the vesting period. For the year ended December 31, 2017, we estimated forfeitures at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates. Effective from January 1, 2018, forfeitures are accounted when they occur.

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

Compensation expenses recognized for restricted ordinary shares for the years ended December 31, 2017 and 2018 are RMB59.2 million and RMB226.2 million, respectively.

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

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Share Incentive Plan, if determined and approved by the board of directors for the relevant fiscal year. In November 2019, our board of directors approved an increase by 2,230,111 ordinary shares, representing 1.5% of total issued and outstanding shares as of December 31, 2018 pursuant to the 2018 Share Incentive Plan. Share options and restricted share units are generally granted with 25% vesting on each anniversary of the grant date.

From January 1, 2017 to December 31, 2019, our board of directors granted the following options to our employees and directors:

Grant Date	Number of Options	Exercise Price (US$/Share)	Fair Value of the Options as of the Grant Date (US$)	Fair Value of the Underlying Ordinary Share as of the Grant Date (US$)
February 1, 2017	21,500	0.20	0.31	0.44
May 1, 2017	132,800	0.20	0.84	1.01
August 1, 2017	87,800	0.20	0.84	1.01
November 1, 2017	82,400	0.20	1.02	1.22
February 1, 2018	174,500	0.20	1.87	2.05
May 1, 2018	958,196	0.00—0.20	1.87—2.05	2.06
November 1, 2018	83,000	0.20	3.92	4.10
August 1, 2019	4,180,000	3.425	3.05-3.30	3.425

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2017, 2018 and 2019 were as follows. Changes in these assumptions could significantly affect the fair value of stock options.

Grant Date:	2017	2018	2019
Risk-free rate of return (per annum)(1)	2.25%—2.48%	2.78%—3.13%	1.90%
Expected volatility(2)	51.7%—54.4%	49.9%—50.9%	47.9%
Expected dividend yield(3)	0%	0%	0%
Expected exercise multiple(4)	2.2	2.2	2.2—2.8
Expected term (in years)(5)	10	10	10

(1)         The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollar for a term consistent with the expected term of the granted options in effect at the option valuation date.

(2)         The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the granted options.

(3)         The expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future.

(4)         The expected exercise multiple was estimated as the average ratio of the share price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, we considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples.

(5)         The expected term is the contract life of the options.

Compensation expenses recognized for share options for the years ended December 31, 2017, 2018 and 2019 were RMB3.3 million, RMB5.7 million and RMB12.0 million (US$1.7 million), respectively. As of December 31,2019, RMB56.4 million (US$8.1 million) of total unrecognized compensation expenses related to share options are expected to be recognized over a weighted average period of approximately 3.31 years.

Restricted Share Units

In October 2018, we granted 100,000 restricted share units to five independent directors in aggregate. Restricted share units were granted with 50% vesting on the first anniversary of the grant date and the remaining vesting on the second anniversary.

In February, April, August and December 2019, we granted an aggregate of 1,694,600 restricted share units to our employees. Restricted share unites were granted with 25% vesting on each anniversary of the grant date.

Compensation expenses recognized for restricted share units for the years ended December 31, 2018 and 2019 were RMB0.4 million and RMB7.6 million (US$1.1 million). As of December 31, 2019, RMB37.8 million (US$5.4 million) of total unrecognized compensation expenses related to restricted share units are expected to be recognized over a weighted average period of approximately 3.36 years.

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

Cost of equity

We calculated the cost of equity of the business as of the valuation dates using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity is determined with consideration of the risk-free rate, systematic risk, equity market premium, size of our company, the scale of our business and our ability to achieve forecasted projections. In deriving the cost of equity, certain publicly traded companies involving similar business were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards automobiles, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar products, and (ii) the guideline companies should either have their principal operations in the Asia Pacific region, as we mainly operate in China, or are publicly listed companies in the United States, since we listed our shares in the United States.

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

B.                                              Liquidity and Capital Resources

Cash flows and working capital

We had net cash provided by operating activities of RMB80.1 million, RMB8.6 million and RMB178.7 million (US$25.7 million) in 2017, 2018 and 2019, respectively.

Our primary sources of liquidity have been proceeds from our initial public offering and short-term bank borrowings and cash provided by operating activities. As of December 31, 2019, we had RMB501.6 million (US$72.1 million) in cash and restricted cash, of which approximately 24.0% were held in Renminbi and the remainder was held in U.S. dollars.

In October 2018, we raised from our initial public offering approximately US$55.2 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

After considering all facts available to us as of the date of this annual report, including the impact of  COVID-19 pandemic, we believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our accounts receivable represent primarily accounts receivable from the distributors that purchased our e-scooters and accessories and spare parts. As of December 31, 2018 and 2019, our accounts receivable, net of allowance for doubtful accounts, were RMB54.4 million and RMB115.2 million (US$16.6 million), respectively. Our accounts receivable turnover days increased from 7 days in 2017 to 8 days in 2018, which was primarily due to the increase in revenues from overseas markets where selected distributors enjoy more favorable credit terms. Our accounts receivable turnover days increased to 15 days in 2019, mainly due to our change of credit policies for Chinese distributors where selected qualified distributors enjoy credit terms. A vast majority of the distributors make full payments upfront for their orders. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to suppliers from whom we purchased raw materials and components for our products. As of December 31, 2018 and 2019, our accounts payable were RMB249.7 million and RMB259.0 million (US$37.2 million), respectively. The increase was primarily due to higher amount of procurement from suppliers as a result of the growth of our business. Our accounts payable turnover days increased from 50 days in 2017 to 53 days in 2018 and further to 58 days in 2019, which was primarily due to the change in our supplier mix and longer payment terms from selected suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

Our advances from customers represent primarily the pre-paid sales price from the distributors that purchased our e-scooters and accessories and spare parts. As of December 31, 2018 and 2019, our advances from customers were RMB20.5 million and RMB7.5 million (US$1.1 million), respectively. Our advances from customer turnover days decreased from 15 days in 2017 to 9 days in 2018 and decreased to 2.5 days in 2019. The changes in our advances from customers and the turnover days were primarily due to the fluctuations in pre-sales orders received from distributors and the higher efficiency in fulfillment. Advance from customers turnover days for a given period are equal to average advances from customers balances at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our inventories primarily include our raw materials, work in progress and finished goods for our e-scooters and accessories and spare parts. As of December 31, 2018 and 2019, our inventories were RMB142.4 million and RMB178.6 million (US$25.7 million), respectively. The increase was primarily due to the growth of our business and operation. Our inventory turnover days decreased from 40 days in 2017 to 33 days in 2018 and increased to 37 days in 2019, which was primarily due to that we raised inventory level of raw materials and finished products in anticipation of certain increases in sales orders. Inventory turnover days for a given period are equal to average of the balances of inventories, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

We have the following short-term bank borrowings:

•                  In December 2015 and March 2016, respectively, Jiangsu Xiaoniu entered into two line-of-credit agreements with East West Bank that provide revolving credit facility, in aggregate, for up to RMB100.0 million, each with a one-year term. The interest rate of the drawn down funds was at 2.8% per annum. To collateralize these lines of credits, our group deposited US$16.0 million in aggregate with East West Bank. The line-of-credit agreements were subsequently amended several times to (i) extend the maturity date to April 15, 2020 and (ii) modify the interest rate. As of December 31, 2019, the total outstanding balance of these loans was RMB48.9 million bearing interest at 4.2% - 4.75% per annum. In April 2020, the loan was fully repaid.

•                  In November 2017, Jiangsu Xiaoniu entered into a line-of-credit agreement with SPD Silicon Valley Bank that provides credit facility of up to RMB60.0 million with a one-year term. The interest rate of the loan is at standard rate published by People’s Bank of China. To collateralize this line of credit, we deposited US$10.0 million with SPD Silicon Valley Bank. The line-of-credit agreement was subsequently amended several times and in June 2019, Jiangsu Xiaoniu entered into a new line-of-credit agreement to (i) extend the maturity date, which is currently June 12, 2020, (ii) change the credit facility to RMB120.0 million, (iii) add Niudian Information and Changzhou Niudian International Trading Technology Co., Ltd. as joint borrowers, and (iv) change the collateral to deposit of US$19.4 million. As of December 31, 2019, the outstanding balance under this line-of-credit was RMB120.0 million bearing interest at 4.35% per annum.

•                  In January 2019, Beijing Niudian obtained a one-year short-term bank borrowing of RMB28.5 million with interest rate of 5.32% per annum from Bank of Ningbo. Niudian Information provided guarantee for this borrowing by a restricted cash of RMB30 million. In January 2020, the loan was fully repaid.

•                  In December 2019, Jiangsu Xiaoniu obtained a one-year short-term bank borrowing of RMB 20.0 million, which bears interest at a rate of 4.5675% per annum, from Bank of China, which are jointly guaranteed by Beijing Niudian Technology Co., Ltd. and Changzhou Niudian International Trading Technology Co., Ltd. As of December 31, 2019, the outstanding balance of this loan was RMB20.0 million.

In December 2016, we entered into a convertible loan purchase agreement with and issued convertible notes to certain existing shareholders for a bridge loan in the aggregate principal amount of US$16.8 million, or 2016 Convertible Loans. The loanholders had the option to convert all or part of the outstanding principal into our preferred shares upon our Series B round financing prior to our initial public offering, subject to certain conditions. The interest rate of 2016 Convertible Loans is 5% per annum, subject to certain conditions. The 2016 convertible loans were converted to 10,119,329 Series A-3 Preferred Shares at the price of US$1.66 per share on March 26, 2018.

Although we consolidate the results of our VIE, we only have access to the assets or earnings of our VIE through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A substantial majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from our initial public offering into our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and our VIE. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	80,063	8,569	178,680	25,666
Net cash used in investing activities	(55,929)	(103,590)	(467,889)	(67,208)
Net cash provided by financing activities	68,703	555,383	35,282	5,068
Effect of foreign currency exchange rate changes on cash and restricted cash	(13,065)	6,076	7,206	1,035
Net increase / (decrease) in cash and restricted cash	79,772	466,438	(246,721)	(35,439)
Cash and restricted cash at the beginning of the year	202,113	281,885	748,323	107,490
Cash and restricted cash at the end of the year	281,885	748,323	501,602	72,051

Operating activities

Net cash provided by operating activities in 2019 was RMB178.7 million (US$25.7 million). This amount was primarily attributable to net income of RMB190.1 million (US$27.3 million), adjusted for certain non-cash expenses, principally depreciation and amortization expenses of RMB32.4 million (US$4.7 million) and share-based compensation expenses of RMB19.6 million (US$2.8 million), write-down of inventories of RMB10.5 million (US$1.5 million) and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB63.9 million (US$9.2 million) increase in accounts receivable and (ii) a RMB46.7 (US$6.7 million) increase in inventories, partially offset by (iii) a RMB25.7 million (US$3.7 million) increase in accrued expenses and other current liabilities and (iv) a RMB20.4 million (US$2.9 million) increase in deferred revenue. The increases in accounts receivable, inventories and deferred revenue were primarily due to the growth of our business and operation. The increase in accrued expenses and other current liabilities was primarily due to the increase in provision for warranty as a result of the growth of accumulated number of e-scooters sold that were still within the warranty period, the increase in sales volume rebates as a result of the growth of sales through distributors, other taxes payable, employee options payable and accrued marketing expenses.

Net cash provided by operating activities in 2018 was RMB8.6 million. This amount was primarily attributable to net loss of RMB349.0 million, adjusted for certain non-cash expenses, principally share-based compensation expenses of RMB265.9 million and a loss of RMB34.5 million associated with change in fair value of a convertible loan, and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB124.7 million increase in accounts payable and (ii) a RMB55.6 increase in accrued expenses and other current liabilities, partially offset by (iii) a RMB72.4 million increase in inventories and (iv) a RMB42.8 million increase in accounts receivable. The increase in accounts payable was primarily due to the change in our supplier mix, longer payment terms from selected suppliers and the larger amount of procurement from suppliers. The increase in accrued expenses and other current liabilities was primarily due to the increase in sales volume rebates as a result of the growth of sales through distributors, the increase in provision for warranty as a result of the growth of accumulated number of e-scooters sold that were still within the warranty period, and accrued professional fees and marketing expenses. The increases in inventories and accounts receivable were primarily due to the growth of our business and operation.

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

Investing activities

Net cash used in investing activities in 2019 was RMB467.9 million (US$67.2 million), consisting primarily of cash paid for purchases of term deposits, short-term investments and property, plant and equipment, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

Net cash used in investing activities in 2018 was RMB103.6 million, consisting primarily of cash paid for purchases of property, plant and equipment, intangible assets, term deposits and short-term investments, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

Net cash used in investing activities in 2017 was RMB55.9 million, consisting primarily of cash paid for purchase of property, plant and equipment and short-term investments, partially offset by cash received from sale of short-term investments.

Financing activities

Net cash provided by financing activities in 2019 was RMB35.3 million (US$5.1 million), consisting primarily of proceeds from short-term bank borrowings, partially offset by repayments for short-term bank borrowings.

Net cash provided by financing activities in 2018 was RMB555.4 million, consisting primarily of proceeds from issuance of Series B redeemable convertible preferred shares and proceeds from our initial public offering, partially offset by cash paid for repurchase of ordinary shares.

Net cash provided by financing activities in 2017 was RMB68.7 million, consisting primarily of proceeds from short-term bank borrowings, partially offset by deposits and repayments for short-term bank borrowings.

Capital Expenditures

We made capital expenditures of RMB23.2 million, RMB53.2 million and RMB141.0 million (US$20.3 million) in 2017, 2018 and 2019, respectively. Capital expenditures represent cash paid for purchase of property, plant and equipment, intangible assets and land use right. We will continue to make such capital expenditures to support the expected growth of our business. As a result of the COVID-19 pandemic, we expect delays in making planned capital expenditures in 2020 and 2021 in connection with our planned expansion of production capacity and retail store expansion.

Holding Company Structure

Our Company, Niu Technologies, is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and VIE. As a result, Niu Technologies’ ability to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and our VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2019, as our WFOE, all other PRC subsidiaries, our VIE and the subsidiaries of our VIE, except for Jiangsu Xiaoniu, are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.                                              Research and Development

See “Item 4. Information On the Company—B. Business Overview— NIU Innovation Lab” and “—Intellectual Property.”

D.                                              Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                               Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(RMB in thousands)
Operating lease	53,586	11,463	20,749	21,374	—

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.                                             Safe Harbor

See “Forward-Looking Information” on page 1 of this annual report.

Item 6.                   Directors, Senior Management and Employees

A.                                              Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Li	41	Chairman of the Board of Directors and Chief Executive Officer
Token Yilin Hu	35	Director and Vice President of Research and Development
Jenny Hong Wei Lee	48	Director
Changqing Ye	49	Independent Director
Xiaojun Li	46	Independent Director
Mei-Wei Cheng	70	Independent Director
Julian Juul Wolhardt	46	Independent Director
John Jinshu Zhang	60	Independent Director
Carl Chuankai Liu	53	Vice President of Design
Hardy Peng Zhang	40	Chief Financial Officer

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

Ms. Jenny Hong Wei Lee has served as our director since May 2015. Ms. Lee joined GGV Capital, a venture capital firm, in 2005 and currently serves as a managing partner. Ms. Lee serves as a director of LAIX Inc., a public company listed on the New York Stock Exchange, and a director of EHang Holdings Limited, a public company listed on Nasdaq. Ms. Lee also serves as a director of Sats Ltd., a public company listed on Singapore Exchange. From 2002 to 2005, Ms. Lee served as a vice president of JAFCO Asia. Prior to JAFCO, Ms. Lee was an associate at Morgan Stanley HK from 2001 to 2002. Ms. Lee received her bachelor’s degree in electrical engineering in 1994 and master’s degree in engineering in 1995, both from Cornell University, and an MBA from Kellogg School of Management at Northwestern University in 2001.

Mr. Changqing Ye has served as our director since October 2018. He currently also serves as an independent director of Baozun Inc., a company listed on Nasdaq, Luzhou City Commercial Bank Co., Ltd., a company listed on the Hong Kong Stock Exchange, and Ascentage Pharma Group International, a company listed on the Hong Kong Stock Exchange. From February 2011 to December 2015, Mr. Ye served as an investment committee member and then group chief financial officer and managing director of CITIC PE Group. Prior to that, Mr. Ye worked at PricewaterhouseCoopers’ China and UK offices from July 1992 to January 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in China in 1992 and an MBA from Warwick University in 1999. Mr. Ye is a certified public accountant in China.

Mr. Xiaojun Li has served as our director since October 2018. Mr. Li is currently a partner of IDG Capital, where he is actively involved in investments in mobile, internet and technology sectors. Mr. Li has extensive engineering, management and entrepreneurial experience in many different areas of technology. Prior to joining IDG Capital, Mr. Li was a key member of the technology team at Broadcom Corp, a company listed on Nasdaq, and Marvell Semiconductor, a company listed on Nasdaq, where he led design teams for the development of several microchips. Previously, Mr. Li worked for Airvana Networks where he was responsible for the business development in Greater China. Mr. Li received his bachelor’s degree in engineering from the University of Science and Technology in China in 1993, his master’s degree in Electrical Engineering from The University of California, Los Angeles in 1996 and an MBA from Wharton Business School of the University of Pennsylvania in 2004.

Mr. Mei-Wei Cheng has served as our director since October 2018. Mr. Cheng currently serves as a director of LEAR Corporation, and serves as non-executive chairman of the board of directors of HCP Packaging and INTERPLEX Holdings, both portfolio companies of Baring Private Equity Asia. Mr. Cheng served as a member of the audit committee and finance committee of the board of directors of Seagate Technology, a company listed on Nasdaq, from 2013 to 2018. From 2010 to 2014, Mr. Cheng served as board member and audit committee member of Diebold Nixdorf, a company listed on NYSE. From February 2015 to January 2017, Mr. Cheng served as the chairman of the board of directors of Pactera Technology International Ltd., a portfolio company of Blackstone Group. From July 2010 to April 2014, Mr. Cheng was the chief executive officer of Siemens Northeast Asia and president and chief executive officer of Siemens China. Prior to joining Siemens, Mr. Cheng served as the chairman and chief executive officer of Ford Motor (China) Ltd. and as a corporate vice president of Ford Motor Company from 1998 to 2008 and as the executive chairman at Ford Motor Company (China) Ltd. and as a group vice president of Ford Motor Company from 2009 to 2010. Prior to joining Ford, Mr. Cheng held several executive positions at General Electric Corporation and AT&T. Mr. Cheng received a bachelor’s degree in industrial engineering/operations research from Cornell University in 1972 and an MBA from Rutgers University in 1999.

Mr. Julian Juul Wolhardt has served as our director since October 2018. He currently also serves as a non-executive director of China Modern Dairy Holdings Ltd, a company listed on the Hong Kong Stock Exchange, independent non-executive director of China Mengniu Dairy Company Limited, a company listed on the Hong Kong Stock Exchange, non-executive director of COFCO Meat Holdings Limited, a company listed on the Hong Kong Stock Exchange, and director of Fujian Sunner Development Co., Ltd., a company listed on the Hong Kong Stock Exchange. Mr. Wolhardt is currently chief executive officer of DCP Advisors Limited and a member of the investment committee of the Hong Kong Stock Exchange. From August 2006 to December 2016, Mr. Wolhardt was a partner focused on Greater China at KKR Asia Limited. Prior to joining KKR Asia Limited, Mr. Wolhardt served as executive director at Morgan Stanley Private Equity Asia from 1998 to 2006. Mr. Wolhardt was an analyst at Lazard Freres & Co from 1996 to 1997 and worked at Coopers & Lybrand from 1995 to 1996. Mr. Wolhardt received his bachelor’s degree in accounting from the University of Illinois (Urbana-Champaign) in 1995. Mr. Wolhardt is a certified public accountant and certified management accountant in the US.

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

B.                                              Compensation

In 2019, we paid an aggregate of approximately RMB4.6 million (US$0.7 million) in cash to our executive officers, and approximately RMB1.7 million (US$250 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plans

In January 2016, our shareholders and board of directors approved the 2016 Global Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2018, we amended the 2016 Global Share Incentive Plan, or the Amended and Restated 2016 Plan, so that the maximum aggregate number of ordinary shares that may be issued under the Amended and Restated 2016 Plan is 5,861,480 ordinary shares. As of December 31, 2019, options to purchase 4,502,356 ordinary shares and 528,000 restricted share units had been granted and were outstanding, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company, which became effective immediately prior to the completion of our initial public offering. Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan commencing with the fiscal year ended December 31, 2019, if determined and approved by the board of directors for the relevant fiscal year. In November 2019, our board of directors approved the annual increase by 2,230,111 ordinary shares, representing 1.5% of total issued and outstanding shares as of December 31, 2018 pursuant to the 2018 Share Incentive Plan. Share options are generally granted with 25% vesting on each anniversary of the grant date. As of December 31, 2019, options to purchase 4,180,000 ordinary shares and 1,266,600 restricted share units had been granted and were outstanding, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan and 2018 Plan:

Type of Awards.  The Amended and Restated 2016 plan permits the awards of options, restricted share units, restricted shares, share appreciation rights, dividend equivalents and share payments. The 2018 plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by the board of directors or a committee of one or more members of the board of directors.

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

The following table summarizes, as of December 31, 2019, the options granted and outstanding under the Amended and Restated 2016 Plan and Amended and Restated 2018 Plan to our directors and executive officers and our other employees, excluding options that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Li	*	3.425	August 1, 2019	July 31, 2029
Token Yilin Hu	*	3.425	August 1, 2019	July 31, 2029
Carl Chuankai Liu	*	3.425	August 1, 2019	July 31, 2029
Hardy Peng Zhang	*	0.0 and 3.425	May 1, 2018 and August 1, 2019	April 30, 2028 and July 31, 2029
Other employees	4,877,160	0.2 and 3.425	February 1, 2016~ November 1, 2018	January 31, 2026~ October 30, 2028

*  Less than 1% of our total ordinary shares outstanding as of December 31, 2019.

The following table summarizes, as of December 31, 2019, the restricted share units granted and outstanding under the Amended and Restated 2016 Plan and the Amended and Restated 2018 Plan to our directors and executive officers and our other employees, excluding restricted share units that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Changqing Ye	*	October 19, 2018	October 18, 2028
Xiaojun Li	*	October 19, 2018	October 18, 2028
Mei-Wei Cheng	*	October 19, 2018	October 18, 2028
Julian Juul Wolhardt	*	October 19, 2018	October 18, 2028
John Jinshu Zhang	*	October 19, 2018	October 18, 2028
Yan Li	*	August 1, 2019	July 31, 2029
Token Yilin Hu	*	August 1, 2019	July 31, 2029
Carl Chuankai Liu	*	August 1, 2019	July 31, 2029
Hardy Peng Zhang	*	February 1, 2019 and August 1, 2019	January 31, 2029 and July 31, 2029
Other employees	944,600	February 1, 2019 ~ December 1, 2019	January 31, 2029 ~ November 30, 2029

*  Less than 1% of our total ordinary shares outstanding as of December 31, 2019.

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

Compensation Committee.  Our compensation committee consists of Ms. Jenny Hong Wei Lee, Mr. Julian Juul Wolhardt and Mr. Xiaojun Li. Ms. Jenny Hong Wei Lee is the chairman of our compensation committee. We have determined that Mr. Julian Juul Wolhardt and Mr. Xiaojun Li satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our sixth amended and restated memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D.                                              Employees

As of December 31, 2019, we had 521 full-time employees. We had a total of 317 employees as of December 31, 2017 and 413 employees as of December 31, 2018. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019.

Function	Number	% of Total Employees
Sales and marketing	215	41.3
Research and Development	140	26.9
Supply chain management and general administration	166	31.8
Total number of employees	521	100.0

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

E.                                              Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•                  each of our directors and executive officers; and

•                  each of our principal shareholders who beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 149,493,048 ordinary shares, consisting of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares, as of March 31, 2020.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares	% of aggregate voting power***

Directors and Executive Officers**:
Yan Li(1)	—	6,615,000	4.4%	12.8%
Token Yilin Hu(2)	—	10,627,020	7.1%	20.5%
Jenny Hong Wei Lee(3)	17,290,382	—	11.6%	8.3%
Changqing Ye	*	—	*	*
Xiaojun Li	*	—	*	*
Mei-Wei Cheng	*	—	*	*
Julian Juul Wolhardt	*	—	*	*
John Jinshu Zhang	*	—	*	*
Carl Chuankai Liu(4)	—	2,000,000	1.3%	3.9%
Hardy Peng Zhang	*	—	*	*
All Directors and Executive Officers as a Group	17,770,980	19,242,020	24.7%	45.7%
Principal Shareholders:
Glory Achievement Fund Limited(5)	59,014,235	—	39.5%	28.5%
Entities affiliated with GGV(6)	17,290,382	—	11.6%	8.3%
Niu Holding Inc.(7)	—	12,627,020	8.4%	24.4%

*                 Less than 1% of our total ordinary shares outstanding as of March 31, 2020.

**          The business address of Messrs.Yan Li, Token Yilin Hu, Carl Chuankai Liu, and Hardy Peng Zhang is No.1 Building, No. 195 Huilongguan East Road, Changping District, Beijing 102208, People’s Republic of China. The business address of Ms. Jenny Hong Wei Lee is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, People’s Republic of China. The business address of Mr. Changqing Ye is Flat B, 36/F, Tower 6, Harbour Green, 8 Shum Mong Road, Tai KokTsui, Kowloon, Hong Kong. The business address of Mr. Xiaojun Li is 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Dongcheng District, Beijing 100005, People’s Republic of China. The business address of Mr. Mei-Wei Cheng is 1202 Building 10, Green Court, 777 Biyun Road, Pudong, Shanghai, 201206, People’s Republic of China. The business address of Mr. Julian Juul Wolhardt is 21F, York House, The Landmark, 15 Queen’s Road Central, Hong Kong. The business address of Mr. John Jinshu Zhang is 601 South Figueroa Street, Suite 2500, Los Angeles, California 90017, the United States of America.

***   For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to four votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)         Represents 6,615,000 Class B ordinary shares held by ELLY Holdings Limited, a BVI business company. ELLY Holdings Limited is wholly owned by Dr. Yan Li. The registered address of ELLY Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(2)         Represents 10,627,020 Class B ordinary shares out of the 12,627,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which, according to a Schedule 13G jointly filed on January 16, 2020, is 84.2% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 15.8% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, our director and vice president. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu, our vice president. According to the arrangement between two shareholders of Niu Holding Inc., Mr. Token Yilin Hu beneficially owned 10,627,020 Class B ordinary shares out of the 12,627,020 ordinary shares held by Niu Holding Inc., and Mr. Carl Chuankai Liu beneficially owned the remaining Class B ordinary shares out of those held by Niu Holding Inc. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(3)         Represents (i) 4,874,420 Class A ordinary shares held by GGV Capital V L.P., (ii) 178,893 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., and (iii) 10,222,222 Class A ordinary shares in the form of ADS, and 2,014,847 Class A ordinary shares held by GGV Capital Select L.P., each a Delaware limited partnership, according to a Schedule 13D jointly filed on February 12, 2020 by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., GGV Capital V L.L.C., GGV Capital Select L.P., GGV Capital Select L.L.C., Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Jenny Hong Wei Lee. GGV Capital V L.L.C. is the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P., and GGV Capital Select L.L.C. is the general partner of GGV Capital Select L.P. Messrs. Glenn Solomon, Jixun Foo, Jenny Hong Wei Lee, Jeff Richards, and Hans Tung are the managing directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C., and share voting and investment control over these shares. The registered address of each of GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. is 108 West 13th Street, Wilmington, Delaware, 19801, County of New Castle, USA.

(4)         Represents 2,000,000 Class B ordinary shares out of the 12,627,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which, according to a Schedule 13G jointly filed on January 16, 2020, is 84.2% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 15.8% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, our director and vice president. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu, our vice president. According to the arrangement between two shareholders of Niu Holding Inc., Mr. Token Yilin Hu beneficially owned 10,627,020 Class B ordinary shares out of the 12,627,020 ordinary shares held by Niu Holding Inc., and Mr. Carl Chuankai Liu beneficially owned the remaining Class B ordinary shares out of those held by Niu Holding Inc. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(5)         Represents 59,014,235 Class A ordinary shares held by Glory Achievement Fund Limited, a Cayman Islands company, according to a Schedule 13G filed on February 12, 2020 by Glory Achievement Fund Limited and its affiliated parties. Glory Achievement Fund Limited is ultimately and wholly held by a trust, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Yi’nan Li. The registered address of Glory Achievement Fund Limited is P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands.

(6)         Represents (i) 4,874,420 Class A ordinary shares held by GGV Capital V L.P., (ii) 178,893 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., and (iii) 10,222,222 Class A ordinary shares in the form of ADS, and 2,014,847 Class A ordinary shares held by GGV Capital Select L.P., each a Delaware limited partnership, according to a Schedule 13D jointly filed on February 12, 2020 by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., GGV Capital V L.L.C., GGV Capital Select L.P., GGV Capital Select L.L.C., Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Jenny Hong Wei Lee. GGV Capital V L.L.C. is the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P., and GGV Capital Select L.L.C. is the general partner of GGV Capital Select L.P. Messrs. Glenn Solomon, Jixun Foo, Jenny Hong Wei Lee, Jeff Richards, and Hans Tung are the managing directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C., and share voting and investment control over these shares. The registered address of each of GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. is 108 West 13th Street, Wilmington, Delaware, 19801, County of New Castle, USA.

(7)         Represents 12,627,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which, according to a Schedule 13G jointly filed on January 16, 2020, is 84.2% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 15.8% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, our director and vice president. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu, our vice president. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

To our knowledge, as of March 31, 2020, a total of 54,707,100 Class A ordinary shares were held by four record holders in the United States, representing approximately 36.6% of our total outstanding shares on an as-converted basis. One of these holders is Citibank, N.A., the depositary of our ADS program, which held 47,638,940 Class A ordinary shares on record, representing approximately 31.9% of our total outstanding shares on record as of March 31, 2020. None of our outstanding Class B ordinary shares were held by record holders in the United States as of March 31, 2020. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A.                                              Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.                                              Related Party Transactions

Contractual Arrangements with Our VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE.

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

Termination of Registration Rights. Our shareholders’ registration rights will terminate upon the earlier of (i) the fifth anniversary of the completion of our initial public offering, (ii) as to any shareholder when the shareholder together with its affiliates can sell all of its shares subject to registration rights in reliance on Rule 144 promulgated under the Securities Act without transfer restrictions, and (iii) the consummation of a liquidation event.

Transactions with Our Shareholders

In February 2018, Jiangsu Xiaoniu obtained from Bank of China a one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 4.5675% per annum. Mr. Yi’nan Li and Mr. Changlong Sheng, each a beneficial owner of our company and a shareholder of our VIE, together with our VIE and certain subsidiaries, provided joint liability guarantees for the loan. The loan was fully repaid in December 2018. On February 8, 2018, Jiangsu Xiaoniu obtained from Bank of China a new one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 4.5675% per annum. The guarantees for this loan are the same as for the previous loan in February 2018. In December 2019, the loan was fully repaid.

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

B.                                              Memorandum and Articles of Association

The following are summaries of material provisions of our current (sixth amended and restated) memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibits 2.5 and 2.6 to this Annual Report on Form 20-F is incorporated herein by reference.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

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

Dividends.  Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.  Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to four votes, on all matters subject to a vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

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

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

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

Provided that our Cayman Islands holding company, Niu Technologies, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming that we are the owner of our VIE and its subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Substantially all of our revenues and expenses are denominated in RMB. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. After the PRC government changed its policy of pegging the value of RMB to the U.S. dollar in 2005, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, December 2018 and December 2019 were increases of 1.8%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

• Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2019, we received approximately US$0.48 million as reimbursement from the depositary.

PART II

Item 13.            Defaults, Dividend Arrearages and Delinquencies

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

As a result of our initial public offering, we raised total net proceeds of approximately US$55.2 million after deducting underwriting commissions and discounts and the offering expenses. For the period from October 18, 2018, the date that the F-1 registration statement was declared effective by the SEC, to the date of this annual report, we used the net proceeds from our IPO as follows:

•                  US$ 14.8 million for upgrade and expansion of manufacturing facilities;

•                  US$ 5.2 million for distribution network expansion; and

•                  US$ 9.7 million for research and development.

We intend to use the remaining net proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, for upgrade and expansion of manufacturing facilities, research and development, distribution network expansion and general corporate purposes.

Item 15.            Controls and Procedures

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer,  concluded that our internal control over financial reporting was effective as of December 31, 2019.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Remediation of Prior Year Material Weakness

We previously disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2018 that we identified the following material weakness: lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have taken measures to address the material weakness. We have (i) hired an additional a reporting associate with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting and one more internal audit associate with experience in internal control, internal audit and SOX compliance; (ii) upgraded our financial system to enhance our effectiveness and enhance control of financial analysis; (iii) established effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements; (iv) established a regular training program for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements; and (v) implemented and formalized comprehensive internal controls over financial reporting, including developing a comprehensive policy and procedure manual, to allow for prevention, early detection and resolution of potential compliance issues. As of December 31, 2019, we concluded that the material weakness described in our annual report on Form 20-F for the fiscal year ended December 31, 2018 had been remediated.

Changes in Internal Control over Financial Reporting

Other than the implementation and refinement of the controls necessary to remediate the previous year's material weakness, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2018		2019
Audit fees(1)	US$	1,736,139	US$	782,960
Tax fees(2)	US$	26,399	—

(1)         “Audit fees” in 2019 represent the aggregate fees billed or payable for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. Rule 5605(d)(2)(A) of the Nasdaq Stock Market Rules requires that each company must have a compensation committee of at least two members, and that each committee member must be an “Independent Director” as defined under Rule 5605(a)(2), and Rule 5620(a) requires that each company listing common stock or voting preferred stock, and their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We have informed Nasdaq that we will follow home country practice with respect to the independence requirements for compensation committee and the annual meeting of shareholders. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception. See “Item 3. Key Information—D. Risk Factors— Risks Related to the American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 23, 2018 (incorporated by reference to Exhibit 3.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), as amended, filed with the Securities and Exchange Commission on October 9, 2018)

2.3

Deposit Agreement dated October 18, 2018 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form S-8 (file no. 333-229190), as amended, filed with the Securities and Exchange Commission on January 11, 2019)

2.4

Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated August 22, 2018(incorporated by reference to Exhibit 4.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.5*	Description of American Depositary Shares of the Registrant

2.6*	Description of Ordinary Shares of the Registrant

4.1

Amended and Restated 2016 Global Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.2

2018 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.5*	English translation of the Powers of Attorney among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian

4.6*	English translation of the Second Amended and Restated Equity Pledge Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated February 28, 2020

4.7

English translation of the Amended and Restated Exclusive Business Cooperation Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated July 20, 2018 (incorporated by reference to Exhibit 10.7 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.8*	English translation of the Second Amended and Restated Exclusive Option Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated February 28, 2020

4.9

Motor Purchase and Sales Contract between Bosch (Ningbo) E-scooter Motor Co., Ltd. and Jiangsu Xiaoniu Electric Technology Co., Ltd. dated March 21, 2017 (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.10

Manufacturing Cooperation Agreement Between Jiangsu Xiaoniu Diandong Technology Co., Ltd. and Changzhou Shanqi Motorcycle Co., Ltd. dated December 1, 2018. (incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

4.11

Development Collaboration Agreement Between the Registrant and Volkswagen Aktiengesellschaft dated March 15, 2019 (incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

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
Name: Yan Li
Title: Chairman of the Board of Directors and Chief
Executive Officer

Date: April 24, 2020

NIU TECHNOLOGIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Niu Technologies:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Niu Technologies and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive (loss) / income, changes in shareholders’ (deficit) / equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Beijing, China
April 24, 2020

NIU TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash	2(f)	569,059,591	279,945,942	40,211,719
Term deposits		27,452,663	174,404,554	25,051,647
Restricted cash	2(h)	179,262,714	221,656,071	31,838,902
Short-term investments	3	120,241,425	310,439,321	44,591,818
Accounts receivable, net	4	54,424,845	115,228,700	16,551,567
Inventories	5	142,382,205	178,633,299	25,659,068
Prepayments and other current assets	6	26,919,954	30,982,131	4,450,305
Total current assets		1,119,743,397	1,311,290,018	188,355,026

Non-current assets
Property, plant and equipment, net	7	40,985,174	150,891,344	21,674,185
Intangible assets, net	8	7,717,754	7,779,749	1,117,491
Land use right, net	9	—	34,355,936	4,934,921
Other non-current assets	10	16,805,474	6,522,561	936,907
Total non-current assets		65,508,402	199,549,590	28,663,504

Total assets		1,185,251,799	1,510,839,608	217,018,530

LIABILITIES
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of VIE without recourse to the Company of RMB179,978,003 and RMB217,394,132 as of December 31, 2018 and 2019, respectively)	11	179,978,003	217,394,132	31,226,713
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB249,665,890 and RMB258,988,264 as of December 31, 2018 and 2019, respectively)		249,665,890	258,988,264	37,201,336
Advance from customers (including advance from customers of VIE without recourse to the Company of RMB20,505,861 and RMB7,478,309 as of December 31, 2018 and 2019, respectively)	2(r)	20,505,861	7,478,309	1,074,192
Deferred revenue - current (including deferred revenue-current of VIE without recourse to the Company of RMB12,666,330 and RMB31,105,700 as of December 31, 2018 and 2019, respectively)	2(r)	12,666,330	31,105,700	4,468,054
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB119,242,975 and RMB164,442,316 as of December 31, 2018 and 2019, respectively)	13	134,184,026	175,533,397	25,213,795
Income taxes payable (including income taxes payable of VIE without recourse to the Company of nil and RMB3,013,805 as of December 31, 2018 and 2019, respectively)		—	3,013,805	432,906
Total current liabilities		597,000,110	693,513,607	99,616,996

The accompanying notes are an integral part of these consolidated financial statements.

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$ (Note 2(d))
Non-current liabilities
Deferred revenue - non-current (including deferred revenue - non-current of VIE without recourse to the Company of RMB234,801 and RMB2,171,033 as of December 31, 2018 and 2019, respectively)	2(r)	234,801	2,171,033	311,849
Deferred income tax liability (including deferred income taxes of VIE without recourse to the Company of nil and RMB1,265,780 as of December 31, 2018 and 2019, respectively)	19(b)	—	1,265,780	181,818
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of RMB17,609,842 and RMB22,358,968 as of December 31, 2018 and 2019, respectively)	14	17,609,842	22,358,968	3,211,665
Total non-current liabilities		17,844,643	25,795,781	3,705,332

Total liabilities		614,844,753	719,309,388	103,322,328

SHAREHOLDERS’ EQUITY:
Class A ordinary shares (US$0.0001 par value, 4,900,000,000 shares authorized as of December 31, 2018 and 2019; 128,032,038 and 130,174,878 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	16	83,120	84,494	12,137
Class B ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2018 and 2019; 20,642,020 and 19,242,020 shares issued and outstanding as of December 31, 2018 and 2019, respectively; each Class B ordinary share is convertible into one Class A ordinary share)	16	12,839	11,977	1,720
Additional paid-in capital		1,717,483,548	1,738,102,741	249,662,837
Accumulated other comprehensive loss		(22,786,922)	(12,368,224)	(1,776,584)
Accumulated deficit		(1,124,385,539)	(934,300,768)	(134,203,908)
Total shareholders’ equity		570,407,046	791,530,220	113,696,202

Total liabilities and shareholders’ equity		1,185,251,799	1,510,839,608	217,018,530

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

		For the Year Ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$ (Note 2(d))
Revenues	21	769,368,001	1,477,781,304	2,076,289,101	298,240,268
Cost of revenues		(714,669,718)	(1,279,155,847)	(1,589,738,548)	(228,351,654)
Gross profit		54,698,283	198,625,457	486,550,553	69,888,614

Operating expenses:
Selling and marketing expenses		(83,064,894)	(150,150,872)	(182,872,514)	(26,267,993)
Research and development expenses		(39,492,743)	(91,811,892)	(67,187,348)	(9,650,859)
General and administrative expenses		(74,799,105)	(272,464,481)	(79,615,561)	(11,436,060)
Total operating expenses		(197,356,742)	(514,427,245)	(329,675,423)	(47,354,912)
Government grants		833,000	1,395,200	29,833,770	4,285,353
Operating (loss) / income		(141,825,459)	(314,406,588)	186,708,900	26,819,055

Changes in fair value of a convertible loan	18	(43,006,399)	(34,499,858)	—	—
Interest expenses		(3,153,521)	(7,721,675)	(11,396,998)	(1,637,076)
Interest income		1,006,972	2,998,796	16,898,785	2,427,359
Investment income		2,315,536	4,601,849	6,088,425	874,548
(Loss) / income before income taxes		(184,662,871)	(349,027,476)	198,299,112	28,483,886
Income tax expenses	19	—	—	(8,214,341)	(1,179,916)
Net (loss) / income		(184,662,871)	(349,027,476)	190,084,771	27,303,970

Other comprehensive income / (loss)
Foreign currency translation adjustment, net of nil income taxes		9,994,461	(28,436,867)	8,882,775	1,275,931
Unrealized gain on available for sale securities, net income taxes of nil, nil and RMB2,034,081 for the year 2017, 2018 and 2019, respectively		2,415,901	4,655,556	6,102,242	876,532
Less: reclassification adjustment for gain on available for sale securities realized in net income, net income taxes of nil, nil and RMB1,522,106 for the year 2017, 2018 and 2019, respectively		(2,315,536)	(4,601,849)	(4,566,319)	(655,911)
Comprehensive (loss) / income		(174,568,045)	(377,410,636)	200,503,469	28,800,522

Net (loss) / income per ordinary share
—Basic	20	(7.02)	(5.30)	1.28	0.18
—Diluted	20	(7.02)	(5.30)	1.24	0.18

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net (loss)/income per ordinary share
—Basic	20	26,295,181	65,834,876	149,025,166	149,025,166
—Diluted	20	26,295,181	65,834,876	153,248,188	153,248,188

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) / EQUITY

	Ordinary shares		Series Seed convertible preferred shares		Additional paid-in capital	Accumulated other comprehensive (loss) / income	Accumulated deficit	Total shareholders’ (deficit) / equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	64,570,520	39,948	30,000,000	18,436	377,738,798	(4,498,588)	(586,493,123)	(213,194,529)
Net loss	—	—	—	—	—	—	(184,662,871)	(184,662,871)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	9,994,461	—	9,994,461
Unrealized holding gains on available-for-sale security, net of nil income taxes	—	—	—	—	—	2,415,901	—	2,415,901
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of nil income taxes	—	—	—	—	—	(2,315,536)	—	(2,315,536)
Share-based compensation	—	—	—	—	62,527,098	—	—	62,527,098

Balance as of December 31, 2017	64,570,520	39,948	30,000,000	18,436	440,265,896	5,596,238	(771,155,994)	(325,235,476)
Share-based compensation	—	—	—	—	265,874,927	—	—	265,874,927
Repurchase and retirement of ordinary shares	(432,000)	(266)	—	—	—	—	(4,202,069)	(4,202,335)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering costs	14,000,000	9,714	—	—	383,308,578	—	—	383,318,292
Conversion of Series Seed Preferred Shares into ordinary shares	30,000,000	18,436	(30,000,000)	(18,436)	—	—	—	—
Conversion of Series A Preferred Shares into ordinary shares	35,397,679	24,562	—	—	451,100,862	—	—	451,125,424
Conversion of Series B Preferred Shares into ordinary shares	5,137,859	3,565	—	—	176,933,285	—	—	176,936,850
Net loss	—	—	—	—	—	—	(349,027,476)	(349,027,476)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(28,436,867)	—	(28,436,867)
Unrealized holding gains on available-for-sale security, net of nil income taxes	—	—	—	—	—	4,655,556	—	4,655,556
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of nil income taxes	—	—	—	—	—	(4,601,849)	—	(4,601,849)

Balance as of December 31, 2018	148,674,058	95,959	—	—	1,717,483,548	(22,786,922)	(1,124,385,539)	570,407,046
Net income	—	—	—	—	—	—	190,084,771	190,084,771
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	8,882,775	—	8,882,775
Unrealized holding gains on available-for-sale security, net of RMB2,034,081 income taxes	—	—	—	—	—	6,102,242	—	6,102,242
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB1,522,106 income taxes	—	—	—	—	—	(4,566,319)	—	(4,566,319)
Share-based compensation	—	—	—	—	19,622,779	—	—	19,622,779
Exercise of share-based awards	742,840	512	—	—	996,414	—	—	996,926

Balance as of December 31, 2019	149,416,898	96,471	—	—	1,738,102,741	(12,368,224)	(934,300,768)	791,530,220
Balance as of December 31, 2019—US$ (Note 2(d))		13,857	—	—	249,662,837	(1,776,584)	(134,203,908)	113,696,202

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Operating activities:
Net (loss) / income	(184,662,871)	(349,027,476)	190,084,771	27,303,970
Adjustments to reconcile net (loss) / income to net cash provided by operating activities
Allowance / (reversals) for doubtful accounts	1,908,399	(1,215,464)	3,060,389	439,597
Share-based compensation	62,527,098	265,874,927	19,622,779	2,818,636
Change in fair value of a convertible loan	43,006,399	34,499,858	—	—
Depreciation and amortization	9,746,569	18,881,376	32,428,391	4,658,047
Investment income	(2,315,536)	(4,601,849)	(6,088,425)	(874,548)
Unrealized foreign exchange loss / (gain)	219,885	108,528	(706,712)	(101,513)
Loss on disposal of property, plant and equipment	4,697	227,720	46,679	6,705
Write-down of inventories	—	18,254,406	10,491,137	1,506,958
Changes in operating assets and liabilities:
Accounts receivable	8,307,152	(42,827,269)	(63,864,244)	(9,173,525)
Inventories	(21,444,209)	(72,410,646)	(46,739,327)	(6,713,684)
Prepayments and other current assets	24,498,743	(19,570,371)	(3,943,720)	(566,480)
Other non-current assets	—	(130,199)	(2,419,398)	(347,525)
Accounts payable	53,119,693	124,728,425	9,321,752	1,338,986
Advances from customers	35,169,999	(27,997,528)	(13,027,552)	(1,871,291)
Deferred revenue	5,143,914	2,903,070	20,375,602	2,926,772
Other non-current liabilities	5,682,222	5,231,091	532,460	76,483
Deferred income tax liability	—	—	753,805	108,277
Income taxes payable	—	—	3,013,805	432,906
Accrued expenses and other current liabilities	39,151,124	55,640,518	25,738,243	3,697,067
Net cash provided by operating activities	80,063,278	8,569,117	178,680,435	25,665,838

Investing activities:
Cash paid for purchase of property, plant and equipment	(23,244,485)	(32,017,882)	(114,234,236)	(16,408,721)
Purchase of land use right	—	(12,329,652)	(24,762,190)	(3,556,866)
Purchase of intangible assets	—	(8,941,893)	(2,017,645)	(289,817)
Purchase of term deposits	—	(95,540,873)	(172,397,059)	(24,763,288)
Cash received from redemption of term deposits	—	75,638,800	27,583,462	3,962,116
Cash paid for purchase of short-term investments	(412,000,000)	(1,308,000,000)	(1,808,463,130)	(259,769,475)
Cash received from sale of short-term investments	379,315,536	1,277,601,849	1,626,401,557	233,617,966
Net cash used in investing activities	(55,928,949)	(103,589,651)	(467,889,241)	(67,208,085)

Financing activities:
Proceeds from issuance of Class A ordinary shares upon IPO, net of underwriting commissions and discounts of RMB30,599,667	—	406,538,433	—	—
Payment of issuance cost of Class A ordinary shares in connection with IPO	—	(20,089,502)	(3,130,639)	(449,688)
Issuance of Series B redeemable convertible preferred shares	—	161,392,196	—	—
Cash received from exercise of employee stock option	—	—	996,926	143,199
Cash paid for repurchase of ordinary shares	—	(4,202,335)	—	—
Proceeds from short-term bank borrowings	118,701,147	199,978,003	266,280,240	38,248,763

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Repayment for short-term bank borrowings	(49,997,837)	(188,234,207)	(228,864,111)	(32,874,273)

Net cash provided by financing activities	68,703,310	555,382,588	35,282,416	5,068,001
Effect of foreign currency exchange rate changes on cash and restricted cash	(13,064,824)	6,074,726	7,206,098	1,035,094
Net increase/(decrease) in cash and restricted cash	79,772,815	466,436,780	(246,720,292)	(35,439,152)
Cash and restricted cash at the beginning of the year	202,112,710	281,885,525	748,322,305	107,489,773
Cash and restricted cash at the end of the year	281,885,525	748,322,305	501,602,013	72,050,621

Supplemental information

Interest paid	3,117,410	7,656,695	9,705,406	1,394,094
Income tax paid	—	—	4,446,731	638,733
Payable for issuance cost of Class A ordinary shares in connection with IPO	—	(3,130,639)	—	—
Payable for the construction of building	—	—	22,982,521	3,301,233

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.         DESCRIPTION OF ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and principal activities

Niu Technologies (“the Company”), through its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”), is principally engaged in designing, manufacturing and selling of smart electric scooters and its accessories under the brand name of “NIU”. The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC”).

The accompanying consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, consolidated VIE and VIE’s subsidiaries.

The VIE arrangements

The Group operates its online business in the PRC through Beijing Niudian Technologies Co., Ltd. (“Beijing Niudian”, or the “VIE”), a limited liability company established under the laws of the PRC on September 18, 2014. Beijing Niudian holds the necessary PRC operating licenses for the online business. The equity interests of Beijing Niudian are legally held by individuals who act as nominee equity holders of the VIE on behalf of Beijing Niudian Information Technology Co., Ltd. (“Niudian Information”), the Company’s wholly owned subsidiary. A series of contractual agreements, including Powers of Attorney, Exclusive Business Cooperation Agreement, Equity Pledge Agreement, Exclusive Option Agreement and Spousal Consent Letters (collectively, the “VIE Agreements”), were entered among the Company, Niudian Information, Beijing Niudian and its nominee equity holders on May 27, 2015 and were subsequently amended to include registration of the Equity Pledge Agreement with the relevant registration authority on June 11, 2018, amended when an equity holder transferred certain equity interests to another equity holder on July 20, 2018.

The contractual agreements were further amended when two equity holders transferred certain equity interests to another equity holder on March 10, 2020.

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

•                          impose fines, confiscate the income from our VIE, or impose other requirements with which the Group may not be able to comply;

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2018 and 2019, and consolidated revenues, net (loss) / income and cash flow information for the years ended December 31, 2017, 2018 and 2019, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2018	2019
	RMB	RMB
Cash	90,723,253	93,548,349
Short-term investments	120,241,425	310,439,321
Accounts receivable, net	54,424,845	115,228,700
Inventories	142,155,411	178,476,473
Prepayments and other current assets	22,711,514	18,613,814
Amounts due from intercompany	4,262,270	4,303,778

Total current assets	434,518,718	720,610,435

Property, plant and equipment, net	40,580,352	148,937,701
Intangible assets, net	580,667	1,962,530
Land use right, net	—	34,355,936
Other non-current assets	16,805,475	5,961,241

Total assets	492,485,212	911,827,843

Short-term bank borrowings	179,978,003	217,394,132
Accounts payable	249,665,890	258,988,264
Amounts due to intercompany	211,250,230	306,137,760
Advances from customers	20,505,861	7,478,309
Deferred revenue—current	12,666,330	31,105,700
Accrued expenses and other current liabilities	119,242,975	164,442,316
Income taxes payable	—	3,013,805

Total current liabilities	793,309,289	988,560,286
Deferred revenue—non current	234,801	2,171,033
Deferred income tax liability	—	1,265,780
Other non-current liabilities	17,609,842	22,358,968

Total liabilities	811,153,932	1,014,356,067

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Revenues	769,368,001	1,477,593,628	2,115,501,618
Net (loss) / income	(145,154,084)	(294,156,973)	196,473,033
Net cash (used in) / provided by operating activities	(2,423,156)	14,379,166)	284,907,333
Net cash used in investing activities	(55,928,949)	(74,333,070)	(319,696,832)
Net cash provided by financing activities	68,703,310	78,199,492	37,416,129
Effect of foreign currency exchange rate changes on cash	(813,270)	684,791	198,466
Net increase in cash	9,537,935	18,930,379	2,825,096
Cash at the beginning of the year	62,254,939	71,792,874	90,723,253
Cash at the end of the year	71,792,874	90,723,253	93,548,349

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

All intercompany transactions and balances among the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

(c)              Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the stand-alone selling price (“SSP”) of distinct performance obligations, the allowance for doubtful accounts receivable, write downs for excess and obsolete inventories, depreciable lives of property, plant and equipment, intangible assets and land use right, the realization of deferred income tax assets, future warranty expenses, the fair value of share-based compensation awards and convertible loans, and the fair value of the ordinary shares to determine the existence of beneficial conversion feature of the convertible redeemable preferred shares prior to IPO. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)             Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate. The US$ convenience translation is not required under U.S. GAAP.

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

(f)                Cash

Cash consist of cash on hand, cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. Cash at bank and term deposits are deposited in financial institutions at below locations:

	As of December 31,
	2018	2019
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	145,529,365	90,078,714
—Denominated in USD	155,583,394	178,359,872

Total cash balances held at mainland PRC financial institutions	301,112,759	268,438,586

Financial institutions in the United States
—Denominated in USD	4,038,742	3,523,116

Total cash balances held at the United States financial institutions	4,038,742	3,523,116

Financial institutions in the Hong Kong S.A.R.
—Denominated in USD	263,588,286	6,015,191

Total cash balances held at Hong Kong S.A.R. financial institutions	263,588,286	6,015,191

Financial institutions in Indonesia
—Denominated in USD	—	1,765,448

Total cash balances held at the Indonesia financial institutions	—	1,765,448

Total cash balances held at financial institutions	568,739,787	279,742,341

(g)             Term deposits

Term deposits represent deposits placed with bank with original maturities of more than three months but less than one year. The Group’s term deposits are denominated in USD and are deposited at a financial institution in the mainland of the PRC.

(h)             Restricted cash

Restricted cash is an amount of cash deposited with banks in conjunction with borrowings from the banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings. Restricted cash is classified as current asset on the Company’s consolidated balance sheets, as all the balance will be released to cash within the next 12 months. The Group’s restricted cash are denominated in RMB and USD and are deposited at financial institutions in the mainland of the PRC.

In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Company as of January 1, 2019. Adoption of ASU 2016-18 resulted in the Group including changes in cash and restricted cash in its consolidated statements of cash flows. The Group adopted this ASU on January 1, 2019 on a retrospective basis. The adoption of this guidance impacted the presentation and classification of changes in restricted cash in the Group’s consolidated statements of cash flows.

The impact of adoption on the consolidated statements of cash flows for the years ended December 31, 2017 and 2018 was as follows:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Net cash provided by operating activities	—	789,751
Net cash provided by financing activities	66,288,600	—
Effect of foreign currency exchange rate changes on restricted cash	(7,391,400)	8,583,763
Net increase in cash and restricted cash	58,897,200	9,373,514

For the year ended December 31, 2017, the changes in restricted cash amounting to RMB66,288,600 previously reported in financing activities was reclassified to total cash and restricted cash in the consolidated statements of cash flows. For the year ended December 31, 2018, the changes in restricted cash amounting to RMB789,751 previously reported in operating activities was related to interest income on restricted cash and reclassified to total cash and restricted cash in the consolidated statements of cash flows.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2018	2019
	RMB	RMB
Cash	569,059,591	279,945,942
Restricted cash, current	179,262,714	221,656,071
Restricted cash, non-current	—	—
Total cash and restricted cash	748,322,305	501,602,013

(i)                Short-term investments

The Group’s short-term investments represent the Group’s investments in financial products managed by financial institutions in the PRC which are redeemable at the option of the Group on any working day, which are classified as available-for-sale securities. Short-term investments are reported at fair value, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive income / (loss) until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as investment income when earned.

(j)                Inventories

Inventories, consisting of raw materials, work in progress and products available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the weighted average cost method. Cost of work-in-process and finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity. The Group takes ownership, risks and rewards of the products purchased. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand. When appropriate, write downs to inventory are recorded to write down the cost of inventories to their net realizable value. .

(k)             Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and any recorded impairment.

The estimated useful lives are as follows:

Building	50 years
Machinery and equipment	3 ~ 10 years
Furniture	3 years
Leasehold improvements	3 years
Office and electronic equipment	2 ~ 5 years
Motor vehicles	4 years

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

Depreciation and amortization of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventories, and recognized as cost of revenues when the inventory is sold.

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

(l)                Intangible assets

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

(m)          Land use right, net

Land use right is recorded at cost less accumulated amortization and any accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives, which is 50 years and represents the shorter of the estimated usage years or the terms of the land use right certificate.

(n)             Impairment of long-lived assets

Long-lived assets such as property, plant and equipment, intangible assets and land use right with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2017, 2018 and 2019.

(o)             Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenues from sales of products are generally subject to VAT at the rate of 17% prior to May 1, 2018, which was adjusted to 16% after May 1, 2018, then to 13% after April 1, 2019. Revenues from services are generally subject to VAT at the rate of 6%. VAT are subsequently paid to PRC tax authorities after netting input VAT on purchases and VAT export rebates. The excess of output VAT over input VAT and VAT export rebates is reflected in Accrued expenses and other current liabilities, and the excess of input VAT and VAT export rebates over output VAT is reflected in Prepayments and other current assets in the consolidated balance sheets.

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

Financial assets and liabilities of the Group primarily consist of cash, term deposits, restricted cash, short-term investments, accounts receivable, short term bank borrowings, convertible loan and accounts payable. The Group measures short-term investments and convertible loan at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on prices per units quoted by issuers. They are categorized in Level 2 of the fair value hierarchy.

Convertible loan being recognized in its entirety at fair value were measured at fair value using unobservable inputs. They are categorized in Level 3 of the fair value hierarchy. As of December 31, 2018 and 2019, the carrying values of other financial instruments approximated to their fair values due to the short term maturity of these instruments.

The Group’s non-financial assets, such as land use right, intangible assets and property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

(q)             Revenue recognition

The Group generates substantially all of its revenues from sales of smart electric scooters, accessories and spare parts to the Group’s PRC domestic offline distributors and overseas offline distributors or directly to individual customers online. The Group also generates its revenues from its subscription-based mobile application services, as well as insurance service as an agent.

Periods prior to January 1, 2019

Prior to January 1, 2019, the Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and the services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured.

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

The Group allocates revenue to all deliverables based on their relative selling prices. The Group uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). The Group uses the SSP as the fair value of VSOE for advanced mobile application services. The allocated revenue to mobile application services is deferred and recognized over the free service period. The deferred revenue that will be recognized in the next twelve months is classified as current portion, and the remaining balance of deferred revenue is classified as non-current portion.

Revenue from sales of products is recognized when the products is accepted by the domestic offline distributors, overseas offline distributors or individual customers. When the Group sells its products to its domestic offline distributors for domestic sales in PRC, acceptance of the products by the domestic offline distributors is evidenced by goods receipt notes signed by the domestic offline distributors, which is generally at the Group’s warehouse. The Group has no remaining obligations upon the domestic offline distributors acceptance of the products. The risks and rewards of ownership of the products is transferred to the domestic offline distributors upon the signing of the goods receipt notes and the domestic offline distributors have no rights to return the products. When the Group sells its products to distributors for oversea sales, risks and rewards of ownership are transferred to the distributors upon the products are delivered to and accepted by distributors at the named port of shipment. When the Group sells its products to individual customers through its own online store and third-party e-commerce platform, the Group is responsible for the delivery to individual customers. Acceptance of the products is evidenced by goods receipt notes signed by individual customers, which represents the risks and rewards of ownership are transferred to individual customers. The Group offers 7-day return-and-refund policy to individual customers who purchase products online.

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

Period commencing January 1, 2019

The Group adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019. The Group applied ASC 606 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Results for reporting periods beginning after January 1, 2019 are presented under the new revenue recognition, while prior periods amounts are not adjusted and continue to be reported in accordance with ASC 605, Revenue Recognition.

Since the adoption of ASC 606 starting from January 1, 2019, the Group recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Group does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The adoption of new revenue standard did not impact accumulated deficit as of January 1, 2019. The Group has updated significant accounting policies and relevant disclosures hereinafter.

To achieve that core principle, the Group applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Group allocates the transaction price to each performance obligation based on the relative SSP of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

Products

The Group identified one performance obligation which is to sell products, such as smart electric scooters, accessories and spare parts, to the Group’s PRC domestic offline distributors and overseas offline distributors or directly to individual customers online. For all sales of products, the Group requires a signed contract or purchase order, which specifies pricing, quantity and product specifications. Revenue of product sales is recognized on a gross basis upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers.

The transfer of control of the products is satisfied at a point in time, which occurs when the products are accepted by the domestic offline distributors, overseas offline distributors or individual customers. When the Group sells its products to its domestic offline distributors for domestic sales in PRC, acceptance of the products by the domestic offline distributors is evidenced by goods receipt notes signed by the domestic offline distributors, which is generally at the Group’s warehouse. When the Group sells its products to distributors for oversea sales, acceptance of the products by overseas offline distributors is evidenced upon the products are delivered to and accepted by distributors at the named port of shipment. When the Group sells its products to individual customers through its own online store and third-party e-commerce platform, the Group is responsible for the delivery to individual customers. Acceptance of the products is evidenced by goods receipt notes signed by individual customers.

The Group provides sales volume rebate to qualified distributors based on the volume sold to such distributors in a certain period and grants online individual customers unconditional right to return the products within 7 days after their acceptance.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to domestic offline distributors, overseas offline distributors or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns is estimated based on historical experiences, which were insignificant for the years ended December 31, 2017, 2018 and 2019.

The Group utilizes delivery service providers to deliver products to overseas offline distributors and individual customers (“shipping activities”), but the delivery service is not considered as a separate obligation as the shipping activities are performed before the overseas offline distributors and individual customers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to them but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to overseas offline distributors and individual customers are included as a part of the revenues, and outbound shipping-related costs are recorded as cost of revenues. Shipping costs incurred for sales of products and recognized as cost of revenues were RMB8,917,910, RMB16,752,785 and RMB31,912,258 for the years ended December 31, 2017, 2018 and 2019, respectively.

For some sales, the Group collects cash before delivery. Cash collected before product delivery is recognized as advances from customers.

Service

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

Such revenue arrangements are divided into separate distinct performance obligations, including electric scooters and mobile application services. SSP for electric scooters is not directly observable, as the Group does not sell the electric scooters without mobile application service for certain free service period. The Group determines the SSP for electric scooters using the residual approach and subtracting the observable SSP of the mobile application services from the total transaction price.

The allocated revenue to mobile application services of free service period and subscribed mobile application service revenue is deferred and recognized on a straight-line basis over the service period, as the Group determines that the customer simultaneously receives and consumes benefits provided by the Group as the Group performs during the free service period or the subscription period.

The Group entered into an agreement with a customer in 2019 and provides design, testing and producing prototype of a product for the customer. The Group identifies each deliverable specified in the agreement as a distinct performance obligation at contract inception. The Group determines the SSP for each performance obligation in the agreement using the expected cost plus a margin approach and allocates the transaction price to each distinct performance obligation based on the relative estimated SSP of each performance obligation. The Group recognizes revenue for each performance obligation when the specified deliverable is accepted by the customer.

The deferred revenue that will be recognized in the next twelve months is classified as current portion, and the remaining balance of deferred revenue is classified as non-current portion.

The Group also sells insurance plan for electric scooters (“NIU Cover”) to individual customers at their option. The insurance is provided by third party insurance companies. The Group determines that it acts as an agent for the NIU Cover service because it does not obtain control of the service before the service is transferred to the customers. The Group recognizes revenue on net basis when the insurance agreement is entered into between individual customers and insurance providers.

Remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Additionally, as a practical expedient, the Group does not include contracts that have an original duration of one year or less.

As of December 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was RMB47,461,086. Given the profile of contract terms, RMB45,290,053 of the remaining performance obligation is expected to be recognized as revenue within the next 12 months and RMB2,171,033 is expected to be recognized as revenue between next 12 to 24 months.

(r)               Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Management considers the following factors when determining the collectability of specific accounts: historical experience, credit worthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. An allowance for doubtful accounts is made and recorded into general and administrative expenses based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Group does not have any off-balance sheet credit exposure related to its customers.

A contract liability is recognized when the Group has an obligation to transfer products or services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due from the customer. Contract liabilities are included in advances from customers and deferred revenue on the consolidated balance sheets.

In accordance with the new revenue standard requirements, the Company reclassified VAT payable from advances from customers to accrued expenses and other current liabilities. The disclosure of the impact of adoption on the consolidated balance sheets was as follows:

	As of December 31, 2019	Adjustments	Amounts without adoption of ASC 606
Advances from customers	7,478,309	497,004	7,975,313
Accrued expenses and other current liabilities	175,533,397	(497,004)	175,036,393

Changes in the Group’s contract liabilities (advances from customers and deferred revenue) are presented in the following table for the year ended December 31, 2019:

For the Year Ended December 31, 2019
Contract liabilities as of January 1, 2019 prior to adoption of ASC 606	33,406,992
Reclassification of VAT payable to Accrued expenses and other liabilities as of January 1, 2019 as a result of adoption of ASC 606	(2,348,375)
Cash received in advance, excluding VAT	1,967,468,291
Revenue recognized from opening balance of contract liabilities	(30,823,816)
Revenue recognized from contract liabilities arising during current year	(1,926,948,050)
Contract liabilities as of December 31, 2019	40,755,042

(s)               Warranties

The Group provides for the estimated costs of warranties at the time when revenue is recognized. The specific terms and conditions of those warranties vary among different parts of electric scooters. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement. These factors are estimates that may change based on new information that becomes available each period. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accrued expenses and other current liabilities while the remaining balance is included within other non-current liabilities on the consolidated balance sheets.

(t)                Cost of Revenues

Cost of revenues mainly consists of the cost of products sold, write-downs of inventories, logistics costs and warranty costs.

(u)             Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising costs, promotion expenses and payroll and related expenses for personnel engaged in selling and marketing activities. Advertising expenses, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB28,345,034, RMB76,791,991 and RMB79,533,394 for the years ended December 31, 2017, 2018 and 2019, respectively.

(v)              General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, professional fees, foreign currency exchange gain/(losses) and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses.

(w)           Research and Development Expenses

Research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new products and technologies, and outsourced design expenses as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Research and development expenses are expensed as incurred.

(x)             Government Grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of comprehensive (loss) / income when the grant becomes receivable.

(y)              Share-based Compensation

The Company periodically grants share-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options to eligible employees and directors.

Share-based awards granted to employees and directors are measured at the grant date fair value of the awards, and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period. For the year ended December 31, 2017, the Company estimated forfeitures at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates. Effective from January 1, 2018, forfeitures are accounted when they occur.

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

(z)               Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of products and expenses in the accompanying consolidated statements of comprehensive (loss) / income amounted to RMB13,705,669, RMB15,544,106 and RMB20,729,717 for the years ended December 31, 2017, 2018 and 2019, respectively.

(aa)      Income Taxes

Current income taxes are provided on the basis of net income / (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive (loss) / income in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(bb)      Operating leases

The Group leases premises for offices and production lines under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term.

(cc)        Foreign currency translation and foreign currency risks

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiary incorporated at Hong Kong S.A.R. are the United States dollars (“US$”). The functional currency of the Company’s subsidiary incorporated in Indonesia is Indonesia Rupiah. The functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as foreign currency exchange gain or losses in the consolidated statements of comprehensive (loss) / income.

The financial statements of the Company, its subsidiaries incorporated at Hong Kong S.A.R and Indonesia. are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings / (deficits) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive (loss) / income in the consolidated statements of comprehensive (loss) / income, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ (deficit) / equity.

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

(dd)      Concentration and risk

Concentration of customers and suppliers

No customers individually represent greater than 10% of total revenues of the Group for the years ended December 31, 2017, 2018 and 2019.

Suppliers from whom individually represent greater than 10% of total purchases of the Group for the years ended December 31, 2017, 2018 and 2019, are as follows:

	For the Year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	%
Supplier F	*	*	193,555,999	15%	225,527,597	15%
Supplier A	187,065,077	21%	150,385,652	12%	173,723,118	11%
Supplier B	152,966,930	18%	*	*	*	*

Customers accounting for 10% or more of accounts receivable, net are as follows:

	As of December 31,
	2018		2019
	RMB	%	RMB	%
Customer Y	45,980,177	84%	*	*
Customer R	*	*	46,263,295	40%

Customers accounting for 10% or more of advances from customers are as follows:

	As of December 31,
	2018		2019
	RMB	%	RMB	%
Customer U	*	*	1,090,262	15%
Customer W	*	*	767,993	10%

Suppliers accounting for 10% or more of accounts payable are as follows:

	As of December 31,
	2018		2019
	RMB	%	RMB	%
Supplier E	26,483,893	11%	*	*
Supplier F	25,702,037	10%	26,134,706	10%

*The amount was less than 10% of total balance.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, term deposits, restricted cash, short-term investments and accounts receivable, net.

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

(ee)        Earnings / (Loss) per Share

Basic earnings/(loss) per share is computed by dividing net income / (loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares (if any), by the weighted average number of ordinary shares or ordinary share equivalents outstanding during the year using the two-class method. Vested share options, which are exercisable for nominal consideration, and vested restricted share units are included in the calculation of the weighted-average number of shares of ordinary shares as ordinary share equivalents. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

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

Restricted ordinary shares were excluded from the weighted average number of ordinary shares outstanding because the restricted ordinary shareholders must return the restricted ordinary shares to the Company, if the specified condition are not met.

Diluted earnings / (loss) per share is calculated by dividing net income / (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary shares used in calculating basic net earnings / (loss) per ordinary share and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible loan using the if-converted method, restricted ordinary shares and ordinary shares issuable upon the exercise of outstanding share option with the exception of vested share options with nominal exercise consideration and unvested restricted share units (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ff)            Segment Reporting

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

(gg)      Statutory Reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries must make appropriations from their after-tax profits as determined under the Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2017, 2018 and 2019, the Group’s PRC subsidiaries made appropriations to the statutory reserves of nil, nil and RMB3,316,650 respectively.

(hh)      Recent Accounting Pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing ASU No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842, ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Targeted Improvements, ASU No. 2019-01, Leases (Topic 842): Codification Improvements, and ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), Effective Dates. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard is effective for public business entities for annual periods beginning after December 15, 2018, and interim periods therein. For all other entities, the standard is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Group will adopt the new standard on January 1, 2021 and plan to use the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2021. The new standard provides a number of optional practical expedients in transition. The Group plans to elect the ‘package of practical expedients’, which permits the Group not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718), which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. For public entities, this standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, this standard is effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. Management is currently evaluating the impact of this amendment and does not expect the impact to be material.

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

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, in May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief, and in November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, and ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Group for annual and interim periods in fiscal years beginning after December 15, 2022. While the Group expects its allowance for credit losses to increase upon adoption of ASU No. 2016-13, the Group does not expect the adoption of ASU No. 2016-13 to have a material effect on its consolidated financial statements.

3.         SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Aggregate cost basis	120,000,000	308,150,000
Gross unrealized holding gain	241,425	2,289,321

Aggregate fair value	120,241,425	310,439,321

The Group’s short-term investments represent wealth management products issued by commercial banks in the PRC which are redeemed upon demand of the Group. The wealth management products are invested in debt securities issued by the PRC government, corporate debt securities, bank deposits, central bank bills and other securities issued by other financial institutions. As of December 31, 2018 and 2019, there were no gross unrealized holding losses.

4.         ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	54,652,991	118,517,235
Allowance for doubtful accounts	(228,146)	(3,288,535)

Accounts receivable, net	54,424,845	115,228,700

The movement of the allowance for doubtful accounts is as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at the beginning of the year	47,846	1,956,245	228,146
Additions / (reversals) charged to bad debt expense	1,908,399	(1,215,464)	3,060,389
Write-off of bad debt allowance	—	(512,635)	—
Balance at the end of the year	1,956,245	228,146	3,288,535

5.         INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Raw materials	120,290,456	151,975,367
Works in progress	1,948,838	1,481,938
Finished goods	20,142,911	25,175,994

Inventories	142,382,205	178,633,299

On April 5, 2018, there was a fire accident incurred at the warehouse in the Group’s rented plant facility in Jiangsu Province of PRC. RMB18,254,406 inventories damage loss was recognized in general and administrative expenses for the year ended December 31, 2018. In addition, write-downs of inventories from the carrying amount to its estimated net realizable value amounted to RMB10,491,137 for the year ended December 31, 2019, and was recorded as cost of revenues. No such write-downs was made for the years ended December 31, 2017 and 2018.

6.         PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Advances to suppliers	15,507,866	11,124,716
Deductible input VAT and VAT rebates receivable	7,855,998	8,678,443
Staff advances	447,791	514,328
Interest receivable	659,194	5,369,826
Others*	2,449,105	5,294,818

Prepayments and other current assets	26,919,954	30,982,131

*                 Others mainly include deposits receivable.

7.         PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Machinery and equipment	22,615,657	47,307,840
Furniture	36,630,720	76,258,884
Office and electronic equipment	9,071,471	16,909,504
Leasehold improvement	2,116,266	4,081,766
Motor vehicles	802,251	1,173,634
Building and building improvements	—	64,887,245
Property, plant and equipment	71,236,365	210,618,873

Less: Accumulated depreciation	(30,251,191)	(59,727,529)

Property, plant and equipment, net	40,985,174	150,891,344

Depreciation expense was RMB9,049,769, RMB16,808,987 and RMB29,501,123 for the years ended December 31, 2017, 2018 and 2019, respectively.

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	For the Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	4,217,126	4,638,662	6,109,583
General and administrative expenses	1,873,711	2,261,620	3,403,502
Selling and marketing expenses	2,646,204	9,438,501	19,025,624
Research and development expenses	312,728	470,204	962,414

Total depreciation expense	9,049,769	16,808,987	29,501,123

8.         INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31, 2018
RMB	Amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Trademarks	5 years	8,564,505	(1,427,418)	7,137,087
Domain name	5 years	3,484,000	(2,903,333)	580,667

Total		12,048,505	(4,330,751)	7,717,754

	As of December 31, 2019
RMB	Amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Trademarks	5-10 years	8,911,271	(3,193,738)	5,717,533
Domain name	5-10 years	3,821,474	(3,517,748)	303,726
License	10 years	1,943,396	(184,906)	1,758,490

Total		14,676,141	(6,896,392)	7,779,749

Amortization expense on intangible assets was allocated to the following expense items:

	For the Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	—	—	184,906
General and administrative expenses	696,800	2,072,389	2,336,803

Total amortization expense	696,800	2,072,389	2,521,709

As of December 31, 2019, estimated amortization expense of the existing intangible assets for each of the next five years is RMB1,969,336, RMB1,969,336, RMB1,969,336, RMB535,118 and RMB248,274, respectively.

9.         LAND USE RIGHT, NET

Land use right, net consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Gross carrying amount	—	34,761,487
Less: Accumulated amortization	—	(405,551)

Land use right, net	—	34,355,936

Amortization expense of RMB405,551 was recognized in general and administrative expenses for the year ended December 31, 2019.

10.  OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Prepayments for land use right	10,000,000	—
Others*	6,805,474	6,522,561

Other non-current assets	16,805,474	6,522,561

*                 Others mainly include deposits and prepayments for equipment and intangible assets.

11.  SHORT-TERM BANK BORROWINGS AND RESTRICTED CASH

	As of December 31,
	2018	2019
	RMB	RMB
East West Bank loan	99,978,003	48,910,799
Bank of China loan	20,000,000	20,000,000
SPD Silicon Valley Bank loan	60,000,000	120,000,000
Bank of Ningbo loan	—	28,483,333

Short-term bank borrowings	179,978,003	217,394,132

In December 2015 and March 2016, Jiangsu Xiaoniu Diandong Technology Co., Ltd. (“Jiangsu Xiaoniu”), a subsidiary of Beijing Niudian, entered into two line-of-credit agreements with East West Bank that provided a one-year term revolving credit facility up to RMB100,000,000, in aggregate with interest rate of 2.8% per annum. All drawdowns are due within one year from the drawdown date. To collateralize these lines of credits, the Company and Niu Technologies Group Limited, a subsidiary of the Company incorporated in Hong Kong S.A.R., made deposits of US$16,000,000 (equivalent to RMB103,674,877) in aggregate at East West Bank. The Group can apply for withdrawing the restricted cash when borrowing drawdowns are repaid. As of December 31, 2018, the line-of-credit agreements were subsequently amended several times, related to 1) increase the interest rate to 4.75% per annum and 2) extend the maturity date to April 15, 2020. In October and November 2019, RMB35,930,480 and RMB52,933,631 of the loans were repaid, respectively, and the relative restricted cash was released. In November 2019, Jiangsu Xiaoniu applied a new drawdown of RMB37,796,907 with an interest rate of 4.2% per annum. As of December 31, 2018 and 2019, total outstanding balances of these loans were RMB99,978,003 and RMB48,910,799, respectively. Total outstanding balances of restricted cash were equivalent to RMB109,811,200 and RMB56,525,358, respectively. On April 15, 2020, Jiangsu Xiaoniu repaid all the loans and the restricted cash was released accordingly.

In August 2017, Jiangsu Xiaoniu entered into a short-term bank borrowing agreement with Bank of China (the “2017 BOC Loan”) that provides a six-month RMB10,000,000 loan bearing interest at 4.5675% per annum. Mr. Yi’nan Li, the founder and a board member of the Company until June 8, 2018, Mr. Changlong Sheng, a shareholder of the Company, Beijing Niudian and its subsidiary Shanghai Niudian Trading Co., Ltd., and Jiangsu Xiaoniu’s subsidiary Changzhou Niudian International Trading Co., Ltd. (“Changzhou Niudian”) provided joint liability guaranties for the loan. On February 5, 2018, Jiangsu Xiaoniu fully repaid the 2017 BOC Loan. On February 8, 2018, Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20,000,000, which bears interest rate at 4.5675% per annum, from Bank of China (the “2018 BOC Loan”). The guaranties for this loan are as same as the 2017 BOC Loan. The loan was fully repaid by Jiangsu Xiaoniu in December 2018. In December 2018, Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20,000,000, which bears interest at a rate of 4.5675% per annum, from Bank of China (the “2019 BOC Loan”). The guarantees for this loan are the same as for the previous loan in February 2018. The 2019 BOC Loan was fully repaid by Jiangsu Xiaoniu in December 2019. On December 12, 2019, Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20,000,000, which bears interest at a rate of 4.5675% per annum, from Bank of China (the “2020 BOC Loan”). Beijing Niudian and Changzhou Niudian provided joint liability guaranties for the 2020 BOC Loan. As of December 31, 2019, the outstanding balance of the 2020 BOC Loan was RMB20,000,000.

In November 2017, Jiangsu Xiaoniu entered into a line-of-credit agreement with SPD Silicon Valley Bank that provides a one-year term credit facility of up to RMB60,000,000. The interest rate of the loan is at standard rate published by People’s Bank of China. To collateralize this line of credit, the Company made deposits of US$10,000,000 (equivalent to RMB66,288,600) at the bank which remained restricted until February 7, 2019. In November 2018, the line-of-credit agreement was amended to extend the maturity date to March 15, 2019. In March 2019, the maturity date of the line-of-credit agreement was extended to June 12, 2019, as well as the corresponding restricted cash. On June 12, 2019, Jiangsu Xiaoniu repaid the loan and the restricted cash was released.

On June 12, 2019, Jiangsu Xiaoniu, Beijing Niudian and Changzhou Niudian jointly entered into a line-of-credit agreement with SPD Silicon Valley Bank that provides a one-year term credit facility of up to RMB120,000,000. The interest rate of the drawn down funds was at 4.35% per annum. To collateralize this line of credit, the Company made deposits of US$19,149,307 (equivalent to RMB132,000,000) at the bank which remained restricted until September 11, 2020. On June 12, 2019, Jiangsu Xiaoniu and Changzhou Niudian obtained loans from SPD Silicon Valley Bank in amounts of RMB60,000,000 and RMB60,000,000, respectively, with a one-year term to June 12, 2020. As of December 31, 2019, the balance of the drawdown to under this line of credit was RMB120,000,000.

On January 23, 2019, Beijing Niudian entered into an agreement with Bank of Ningbo who provided a one-year short-term bank borrowing of RMB28,483,333 bearing interest at 5.32% per annum. To collateralize this borrowing, Niudian Information deposited RMB30,000,000 in Bank of Ningbo as collateral. As of December 31, 2019, outstanding balances of the borrowing and the restricted cash were RMB28,483,333 and RMB30,000,000, respectively. On January 22, 2020, Beijing Niudian repaid the borrowing and the restricted cash was released.

12.  CONVERTIBLE LOAN

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

2016 Convertible Loan Holders were entitled to an option to convert all or part of the outstanding principal of the 2016 Convertible Loan to the Company’s preferred shares upon next round of financing. The interest rate of 2016 convertible loan was 5% per annum provided that no interest should be accrued on the outstanding principal amount, if the entire or any portion of the principal amount was converted to the Company’s preferred shares. The conversion price should be the per share price based on valuation of the Company at 80% of lower of US$260,400,000 or the pre-money valuation in the next round financing. If the conversion price was based on a valuation equal to 80% of US$260,400,000, the 2016 convertible loan  should be converted to Series A-3 Preferred Shares. If the conversion price was based on a valuation lower than 80% of US$260,400,000, the 2016 Convertible Loan should be converted to preferred shares with the same terms and the same rights and obligation as the preferred shares any new investors might have in the next round of financing.

As the conversion price was not determinable at the issuance date, there was no noncontingent beneficial conversion feature. As such, the 2016 Convertible Loan was not in whole or in part classified as a component of equity. The Company elected to measure the 2016 Convertible Loan in its entirety at fair value with amount of changes in fair value recognized in earnings in consolidated statements of comprehensive (loss) / income.

The Company adopted a scenario-weighted average method to estimate the fair value of the convertible loan as of December 31, 2017 and the conversion date based on the probability of each scenario and pay-off of convertible loan under each scenario. The scenarios included different timing of next round financing and corresponding conversion price of the convertible loan.

The 2016 Convertible Loan was converted to 10,119,329 Series A-3 Preferred Shares at the price of US$1.66 per share on March 26, 2018 (Note 15).

13.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019
	RMB	RMB
Accrued payroll and social insurance	32,008,825	30,780,693
Warranty—current	31,262,442	41,809,564
Sales rebate	34,029,433	40,344,717
Construction payable	—	18,765,855
Deposits	16,360,762	16,293,035
Deferred ADR income	4,250,126	—
Other taxes payable	3,656,732	10,273,637
IPO cost payable	3,130,639	—
Interest payable	318,774	2,010,366
Others*	9,166,293	15,255,530

Accrued expenses and other current liabilities	134,184,026	175,533,397

*Others mainly include employee options payable and accrued marketing expenses.

The Group provides limited warranty to its end customers for terms varying from six months to three years, subject to certain conditions, such as normal use. For the electric motor, the Group provides a 24-month or 30,000-kilometer warranty. For lithium-ion battery packs, the Group provides 24-month or 20,000-kilometer warranty or a 36-month or 30,000-kilometer warranty, depending on the model.

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

Movement of provision for warranty is as follows:

	For the Year ended December 31,
	2017	2018	2019
Accrued warranty—beginning of year	17,649,411	30,648,678	48,872,284
Accrual for warranties issued during the year	27,395,169	29,346,974	40,271,444
Warranty claims paid	(14,395,902)	(7,923,760)	(22,132,194)
Pre-existing warranty expired	—	(3,199,608)	(7,059,668)
Accrued warranty—end of year	30,648,678	48,872,284	59,951,866

14.  OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Warranty—non-current	17,609,842	18,142,302
Deposits for construction of building —non-current	—	4,216,666

Other non-current liabilities	17,609,842	22,358,968

15.  REDEEMABLE CONVERTIBLE PREFERRED SHARES

On March 5, 2015, the Company issued convertible loan of US$3.9 million to GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., IDG China Venture Capital Fund IV L.P., and IDG China IV Investors L.P. in aggregate (the “2015 Convertible Loan”), which carried nil interest and was due by September 5, 2015. On May 27, 2015, the Company issued 16,666,667 Series A-1 Preferred Shares at US$1.20 per share, of which 3,250,000 Series A-1 Preferred Shares were issued upon conversion the 2015 Convertible Loan. The total proceeds from the issuance of Series A-1 Preferred Shares was US$16,100,000 (equivalent to RMB101,208,371).

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

The Company classified Series A-1 Preferred Shares, Series A-2 Preferred Shares, Series A-3 Preferred Shares (collectively “Series A Preferred Shares”), and Series B Preferred Shares as mezzanine equity in the consolidated balance sheets since they were contingently redeemable at the option of the holders after a specified time period.

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

The rights, preferences and privileges of the redeemable convertible preferred shares were as follows:

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

The Company should redeem, up to all of the outstanding Series A Preferred Shares and Series B Preferred Shares out of funds legally available therefor including capital in accordance with the agreement, provided, however, that no Series A redemption price should be paid until the Series B redemption price with respect to the Series B Preferred Shares requested to be redeemed was paid.

The redemption price for Series A Preferred Shares or Series B Preferred Shares, should be the sum of their issue price, all accrued dividends, and any declared but unpaid dividends thereon up to the date of redemption.

Conversion Rights

Each redeemable convertible preferred share was convertible, at the option of the holder, at any time after the issuance date according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and certain other events. Each redeemable convertible preferred share was convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each redeemable convertible preferred share was the same as its original issuance price and no adjustments to conversion price have occurred. As of December 31, 2017, each redeemable convertible preferred share was convertible into one ordinary share.

Each Series A Preferred Share should automatically be converted into Ordinary Shares at a 1-to-1 initial conversion ratio immediately upon the closing of a Qualified Initial Public Offering (“Qualified IPO”), and approved by the holders of more than two-thirds of the Series A Preferred Shares. Each Series B Preferred Share should automatically be converted into Ordinary Shares at a 1-to-1 initial conversion ratio immediately upon the closing of a Qualified IPO, and approved by the holders of more than half of the Series B Preferred Shares.

A “Qualified IPO” was defined as the closing of a firm commitment underwritten public offering of the Ordinary Shares (or depositary receipts or depositary shares therefor) in the United States pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, with an offering price per share (net of underwriting commissions and expenses) that reflected the valuation of the Company immediately prior to such offering of at least US$1,000,000,000 and that resulted in gross proceeds to the Company of at least US$100,000,000, or in a public offering of the Ordinary Shares in the Hong Kong S.A.R. or any other jurisdiction which resulted in the Ordinary Shares trading publicly on a recognized international securities exchange so long as the offering price per share (net of underwriting commissions and expenses) satisfied the foregoing pre-offering valuation and gross proceeds requirements, in each case, unless such requirements were waived by the holders of more than two-thirds of the Series A Preferred Shares.

Voting Rights

Each redeemable convertible preferred share should be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. Redeemable convertible preferred share should vote separately as a class with respect to certain specified matters. Otherwise, the holders of redeemable convertible preferred shares, convertible preferred shares and ordinary shares should vote together as a single class.

Dividend Rights

Prior to the issuance of Series B Preferred Shares in March 2018, each holder of Series A Preferred Shares should be entitled to receive dividends payable only when, as and if declared by the majority of the Board, out of any assets at the time legally available therefor, in preference and priority to any declaration or payment of any dividends on Ordinary Shares, Series Seed convertible preferred shares (“Series Seed Preferred Shares”) or any other class or series of shares issued by the Company, and should participate in any subsequent distribution among the Ordinary Shares, Series Seed Preferred Shares and all other classes or series of shares issued by the Company pro rata based on the number of Ordinary Shares held by such holder of Series A Preferred Shares (calculated on an as-converted basis).

Upon the issuance of Series B Preferred Shares and amendment and restatement of Memorandum of Association thereupon in March 2018, each holder of a Series A Preferred Share should be entitled to receive dividends payable only when, as and if declared by the majority of the Board, out of any assets at the time legally available therefor, in preference and priority to any declaration or payment of any dividends on Ordinary Shares, Series Seed Preferred Shares, or any other class or series of shares issued by the Company (other than Series B Preferred Shares), and should participate in any subsequent distribution among the Ordinary Shares, Series Seed Preferred Shares and all other classes or series of shares issued by the Company pro rata based on the number of Ordinary Shares held by such holder of Series A Preferred Shares (calculated on an as-converted basis).

Liquidation Preferences

Prior to the issuance of Series B Preferred Shares in March 2018, in the event of any liquidation including deemed liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Shares should be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of preferred shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the following sequence: Series A Preferred Shares and Series Seed Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders should be distributed on a pro rata, pari passu basis among the holders of the then outstanding preferred shares (on an as-converted basis), together with the holders of the then outstanding ordinary shares.

Upon the issuance of Series B Preferred Shares and amendment and restatement of Memorandum of Association thereupon in March 2018, in the event of any liquidation including deemed liquidation, dissolution or winding up of the Company, holders of the Series A and Series B Preferred Shares should be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of preferred shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the following sequence: Series B Preferred Shares, Series A Preferred Shares and Series Seed Preferred Shares. After such liquidation amounts had been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders should be distributed on a pro rata, pari passu basis among the holders of the then outstanding preferred shares (on an as-converted basis), together with the holders of the then outstanding ordinary shares.

With approval from the holders of Series A Preferred Shares and Series B Preferred Shares and waiver of the Qualified IPO from the holders of Series A Preferred Shares, all of the redeemable convertible preferred shares were converted to Class A ordinary shares immediately prior to the completion of the Company’s initial public offering on October 19, 2018.

The Company’s redeemable convertible preferred shares activities consisted of the following:

	Series A-1 Preferred Shares		Series A-2 Preferred Shares	Series A-3 Preferred Shares	Series B Preferred Shares
RMB	Carrying amount	Subscription receivable	Carrying amount	Carrying amount	Carrying amount	Total
Balance as of January 1, 2017	138,740,003	—	41,621,992	72,144,418	—	252,506,413
Foreign currency translation adjustment	(8,056,000)	—	(2,416,800)	(4,189,098)	—	(14,661,898)
Balance as of December 31, 2017	130,684,003	—	39,205,192	67,955,320	—	237,844,515
Issuance of preferred shares	—	—	—	181,112,874	161,392,196	342,505,070
Foreign currency translation adjustment	8,090,000	—	2,427,000	21,651,035	15,544,654	47,712,689
Conversion to Ordinary Shares	(138,774,003)	—	(41,632,192)	(270,719,229)	(176,936,850)	(628,062,274)
Balance as of December 31, 2018 and 2019	—	—	—	—	—	—

16.  ORDINARY SHARES AND SERIES SEED PREFERRED SHARES

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

On September 5, 2019, a Class B ordinary shareholder converted 1,400,000 Class B ordinary shares to Class A ordinary shares.

As of December 31, 2019, there were 130,174,878 and 19,242,020 Class A and Class B ordinary shares outstanding, respectively.

Series Seed Preferred Shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 30,000,000 Series Seed Preferred Shares of US$0.0001 par value as of December 31, 2017.

Series Seed Preferred Shares were not redeemable and were convertible to ordinary shares at a one-for-one initial conversion ratio at the option of the holder at any time after the date of issuance. The liquidation preference of Series Seed Preferred Shares was preferable to ordinary shares but subordinated to redeemable convertible preferred shares as disclosed in Note 15. Voting rights and dividend rights of Series Seed Preferred Shares were as same as ordinary shares.

Immediately prior to the completion of the IPO, all outstanding Series Seed Preferred Shares were converted into Class A ordinary shares on one-for-one bases.

17.  SHARE-BASED COMPENSATION

Restricted ordinary shares

In May 2015, Mr. Yi’nan Li, Mr. Token Yilin Hu, Ms. Yuqin Zhang and Niu Holding Inc. entered into an arrangement with other investors of the Company, whereby all of their 59,459,020 ordinary shares became restricted and subject to service vesting conditions. The restricted ordinary shares vested equally in four years from the date of imposition of the restriction, which was accelerated in the event of the Company’s IPO. The restricted ordinary shares were subject to repurchase by the Company upon termination of Mr. Yi’nan Li, Mr. Token Yilin Hu and Ms. Yuqin Zhang’s service with the Group. The Company had the right, at its sole discretion, to repurchase restricted ordinary shares at its par value within 60 days after the termination. The restricted ordinary shares were not transferable prior to be vested. Other than the restriction on transfer and service vesting conditions, restricted ordinary shareholders had all other rights and privileges as ordinary shareholders. Compensation cost was measured for the restricted ordinary shares using the estimated fair value of the Company’s ordinary shares of US$0.53 per share at the date of imposition of the restriction in May 2015, and was amortized to consolidated statements of comprehensive (loss)/income on a straight-line basis over the vesting term of four years.

In February 2016, Ms. Yuqin Zhang resigned from the Group and the Company determined not to repurchase restricted ordinary shares held by Ms. Yuqin Zhang. As such, all restricted ordinary shares held by Ms. Yuqin Zhang vested immediately, compensation cost of RMB7,574,133 was recognized immediately when the service condition was waived.

On January 7, 2016, the shareholders of the Company approved a modification of 3,307,500 restricted ordinary shares owned Mr. Yi’nan Li, through Niu Holding Inc.. Such number of restricted ordinary shares vested immediately and became transferable. Unrecognized compensation cost of RMB9,803,035 of 3,307,500 shares was recognized upon modification. Mr. Yi’nan Li transferred 3,307,500 ordinary shares to ELLY Holdings Limited, an entity owned by Dr. Yan Li, the new Chief Operating Officer of the Company who became the Chief Executive Officer of the Company in December 2017. On January 7, 2016, the Company also issued 3,307,500 restricted ordinary shares to ELLY Holdings Limited at par value. As a result of these transactions, ELLY Holdings Limited collectively owned 6,615,000 restricted ordinary shares which vested annually in equal instalments over four years from January 7, 2016.

On January 7, 2016, the Company also issued 1,804,000 restricted ordinary shares to Smart Power Group Limited, an entity owned by Mingming Huang, a new member of Board of Directors of the Company. 25% of the restricted ordinary shares vested on May 27, 2016 and the remaining 75% of the restricted ordinary shares vested annually in equal instalments over the next three years.

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

The total fair value of shares vested during the years ended December 31, 2017 and 2018 was RMB58,848,966 and RMB264,075,922, respectively. Total compensation expenses recognized for restricted ordinary shares for the years ended December 31, 2017 and 2018 were allocated to the following expense items:

	For the year ended
	December 31,
	2017	2018
	RMB	RMB
Research and development expenses	13,045,853	18,371,203
General and administrative expenses	46,185,090	207,871,076
Total restricted ordinary shares compensation expense	59,230,943	226,242,279

As of December 31, 2018, there was no unrecognized compensation expense related to restricted ordinary shares.

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

Share options and restricted share units

a)             2016 Global Incentive Plan

In January 2016, the Company’s Shareholders and Board of Directors approved 2016 Global Share Incentive Plan and amended it in March 2018 (the “Amended 2016 Plan”). Under the Amended 2016 Plan, a maximum aggregate number of 5,861,480 ordinary shares may be issued pursuant to all awards granted. Share options or restricted share unites expire 10 years from the grant date.

As of December 31, 2019, the Company has granted under the 2016 Plan: (i) 4,540,000 share options with exercise price of US$0.20 per share and vesting schedule of 40% vesting on the second anniversary of the grant date and the remaining vesting in three equal annual installments; (ii) 705,196 share options with exercise price of nil and vesting in four equal annual installments; (iii) 100,000 restricted share units and vesting in two equal annual installments; and (iv) 428,000 restricted share units with vesting in four equal annual installments.

b)             2018 Share Incentive Plan

In September 2018, the Company’s Shareholders and Board of Directors approved the 2018 Share Incentive Plan (the “2018 Plan”). Under the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan, if determined and approved by the board of directors for the relevant fiscal year. In November 2019, the board of directors approved an increase by 2,230,111 ordinary shares, representing 1.5% of total issued and outstanding shares at the end of 2018 pursuant to the 2018 Share Incentive Plan.

As of December 31, 2019, the Company has granted under the 2018 Plan: (i) 4,180,000 share options with exercise price of US$3.425 and vesting in four equal annual installments; and (ii) 1,266,600 restricted share units with vesting in four equal annual installments.

A summary of the share options activities under the Amended 2016 Plan and the 2018 Plan for the year ended December 31, 2019 is presented below:

		Weighted	Weighted
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	share	price	years	value
		US$		US$
Outstanding at January 1, 2019	5,314,246	0.17

Granted	4,180,000	3.43

Exercised	(742,840)	0.19

Forfeited	(69,050)	0.20

Outstanding at December 31, 2019	8,682,356	1.74	8.18	21,950,316
Exercisable as of December 31, 2019	2,387,959	0.19	6.44	9,738,313

The fair value of the options granted is estimated on the grant dates using the binomial option pricing model with the following key assumptions used:

Grant Date:	2017	2018	2019
Risk-free rate of return (per annum)	2.25% - 2.48%	2.78%-3.13%	1.90%
Volatility	51.7% - 54.4%	49.9%-50.9%	47.9%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2	2.2	2.2-2.8
Fair value of underlying ordinary share	US$0.44 - US$1.22	US$2.05 - US$4.10	US$3.425
Expected term (in years)	10	10	10

The expected volatility was estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

The weighted average grant date fair value of the share options granted for the years ended December 31, 2017, 2018 and 2019 was US$0.86, US$2.11 and US$1.62, respectively. Compensation costs recognized for share options for the years ended December 31, 2017, 2018 and 2019 were allocated to the following expense items:

	For the year ended
	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	253,545	246,947	255,679
Selling and marketing expenses	1,611,160	2,124,728	2,471,725
Research and development expenses	832,782	955,538	3,060,263
General and administrative expenses	598,668	2,392,740	6,232,590
Total share option compensation expense	3,296,155	5,719,953	12,020,257

As of December 31, 2019, RMB56,411,059 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 3.31 years.

A summary of the restricted share units activities for the year ended December 31, 2019 is presented below:

	Number of shares	Weighted average grant date fair value
		US$
Unvested as of January 1, 2019	100,000	4.33

Granted	1,694,600	3.62
Vested	(50,000)	4.33
Forfeited	—	—

Unvested as of December 31, 2019	1,744,600	3.64

Compensation costs recognized for restricted share units for the years ended December 31, 2018 and 2019 were allocated to the following expense items:

	For the year ended
	December 31,
	2018	2019
	RMB	RMB
Cost of revenues	—	36,332
Selling and marketing expenses	—	2,185,586
Research and development expenses	—	1,146,846
General and administrative expenses	375,123	4,233,758
Total share option compensation expense	375,123	7,602,522

As of December 31, 2019, RMB37,794,188 of total unrecognized compensation expense related to restricted share units is expected to be recognized over a weighted average period of approximately 3.36 years.

Total share-based compensation expenses recognized for the years ended December 31, 2017, 2018 and 2019 were allocated to the following expense items:

	For the year ended
	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	253,545	246,947	292,011
Selling and marketing expenses	1,611,160	2,124,728	4,657,311
Research and development expenses	13,878,635	52,864,313	4,207,109
General and administrative expenses	46,783,758	210,638,939	10,466,348
Total share-based compensation expense	62,527,098	265,874,927	19,622,779

18.  FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2019, respectively:

	December 31, 2019
				Total
RMB	Level 1	Level 2	Level 3	Fair Value
Assets
Short-term investments (Note 3)	—	310,439,321	—	310,439,321

	December 31, 2018
				Total
RMB	Level 1	Level 2	Level 3	Fair Value
Assets
Short-term investments (Note 3)	—	120,241,425	—	120,241,425

The table below reflects the reconciliation from the opening balances to the closing balances for a convertible loan, a recurring fair value measurement categorized as Level 3 of the fair value hierarchy, for the years ended December 31, 2017 and 2018, respectively:

	For the Year Ended December 31,
	2017	2018
Convertible loan - beginning of year	116,728,899	151,557,796
Change in fair value	43,006,399	34,499,858
Conversion to Series A-3 Preferred Shares	—	(181,112,874)
Foreign currency translation adjustment	(8,177,502)	(4,944,780)
Convertible loan - end of year	151,557,796	—

19.  INCOME TAX

a)        Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Indonesia

Under the current laws of the Republic of Indonesia, the Company’s subsidiaries in Indonesia are subject to 25% income tax on its taxable income generated from operations in Indonesia.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

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

The components of (loss) / income before income taxes are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cayman	(39,610,348)	(34,397,077)	6,633,761
Indonesia	—	—	(11,705)
Hong Kong S.A.R.	219,935	(4,507,360)	(3,820,485)
PRC, excluding Hong Kong S.A.R.	(145,272,458)	(310,123,039)	195,497,541
Total	(184,662,871)	(349,027,476)	198,299,112

The Group had current income tax expense of RMB7,460,535 and deferred income tax expense of RMB753,806 for a PRC subsidiary of a VIE for the year ended December 31, 2019 and no current and deferred income tax expense for the years ended December 31, 2017 and 2018.

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

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Computed expected income tax expense	(46,165,718)	(87,256,869)	49,574,778
Non-PRC entities not subject to income tax	9,847,603	9,726,109	(700,393)
Research and development expenses bonus deduction	(1,032,177)	(7,528,081)	(10,181,598)
Non-deductible share-based compensation expenses	15,631,775	66,374,951	4,532,885
Other non-deductible expenses	358,759	176,111	32,602
Expiration of loss carry forwards	—	—	304,194
Change in valuation allowance	21,359,758	18,507,779	(35,348,127)

Actual income tax expense	—	—	8,214,341

b)        Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2018	2019
	RMB	RMB
Deferred income tax assets
Net operating loss carry forwards	74,657,570	39,342,952
Accrued warranty	12,218,071	14,987,967
Accrued payroll and social insurance	5,099,295	3,873,748
Deferred revenue	3,225,283	6,363,254
Advertising expense	2,955,152	937,639
Allowance for doubtful accounts	57,037	822,134
Write-downs for inventories	—	2,622,784
Less: Valuation allowance	(98,212,408)	(62,864,281)

Total deferred income tax assets, net	—	6,086,197

Deferred income tax liabilities
Short-term investments	—	511,975
Property, plant and equipment	—	6,840,002

Total deferred income tax liabilities	—	7,351,977

Net deferred income tax assets	—	—
Net deferred income tax liabilities	—	1,265,780

As of December 31, 2019, the Group had net operating loss carry forwards of RMB157,371,809 attributable to the PRC subsidiaries, the VIE and VIE’s subsidiaries. Tax losses of RMB22,993,915, RMB39,644,651, RMB35,015,516, RMB50,628,062 and RMB9,089,665 will expire, if unused, by 2020, 2021, 2022, 2023 and 2024, respectively.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. The valuation allowance as of December 31, 2018 and 2019 was primarily provided for the deferred income tax assets of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at the beginning of the year	58,344,871	79,704,629	98,212,408
Additions / (reversals)	21,359,758	18,507,779	(35,348,127)

Balance at the end of the year	79,704,629	98,212,408	62,864,281

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries for the years from 2015 to 2019 are open to examination by the PRC tax authorities.

20.  NET (LOSS) / INCOME PER ORDINARY SHARE

The following table sets forth the basic and diluted net (loss) / income per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net (loss) / income attributable to ordinary shareholders	(184,662,871)	(349,027,476)	190,084,771

Denominator:
Weighted average number of ordinary shares outstanding	26,295,181	65,834,876	148,896,691
Weighted average number of ordinary shares equivalents outstanding	—	—	128,475

Denominator for basic net (loss) / income per ordinary share	26,295,181	65,834,876	149,025,166
Dilutive effect of outstanding share options	—	—	3,978,477
Dilutive effect of unvested restricted share units	—	—	244,545

Denominator for diluted net (loss) / income per ordinary share	26,295,181	65,834,876	153,248,188

Net (loss) / income per ordinary share
—Basic	(7.02)	(5.30)	1.28
—Diluted	(7.02)	(5.30)	1.24

Securities that could potentially dilute basic net (loss) / income per share in the future that were not included in the computation of diluted net (loss) / income per share because to do so would have been antidilutive for the years ended December 31, 2017, 2018 and 2019 are as follow:

	For the Year Ended
	December 31,
	2017	2018	2019
Share options	4,265,750	5,314,246	4,180,000
Unvested restricted share units	—	100,000	—
Restricted ordinary shares	32,689,010	—	—
Series Seed Preferred Shares	30,000,000	—	—
Series A Preferred Shares	25,278,350	—	—
Convertible loan	10,119,329	—	—

21.  REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended
	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Electronic scooter sales	709,595,841	1,370,522,269	1,787,274,271
Accessory and spare parts sales	49,159,080	91,373,179	253,799,782
Service revenues	10,613,080	15,885,856	35,215,048
Revenues	769,368,001	1,477,781,304	2,076,289,101

The following summarizes the Group’s revenue from the following geographic areas (based on the location of customers):

	For the Year Ended
	December 31,
	2017	2018	2019
	RMB	RMB	RMB
PRC	731,423,647	1,318,657,227	1,643,221,531
Europe	36,257,165	148,963,330	274,445,360
Others	1,687,189	10,160,747	158,622,210
Revenues	769,368,001	1,477,781,304	2,076,289,101

22.  COMMITMENTS AND CONTINGENCIES

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB4,896,922, RMB7,306,686 and RMB10,931,713 for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, future minimum lease commitments, all under office and facilities non-cancelable operating lease agreements, were as follows:

Year ending December 31,	RMB
2020	11,817,396
2021	11,278,557
2022	10,131,766
2023	10,131,766
2024	10,131,766

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2019.

23.  RELATED PARTY TRANSACTIONS

Mr. Yi’nan Li, the founder and a board member of the Company until June 8, 2018 and Mr. Changlong Sheng, a shareholder of the Company, provide joint liability guaranty for the 2017 BOC Loan, the 2018 BOC Loan and the 2019 BOC Loan (Note 11) borrowed by Jiangsu Xiaoniu. The 2019 BOC Loan was fully repaid by Jiangsu Xiaoniu in December 2019 and the guaranty was released correspondingly.

24.  SUBSEQUENT EVENTS

An outbreak of a new type of severe pneumonia caused by novel coronavirus (COVID-19) was found to be spreading from person to person and spread globally around the beginning of 2020. Chinese government has taken certain hygiene measures, which include restrictive measures that adversely affected and slowed down the economic development during the period. Due to the strict quarantine and avoid massing crowd policies, the Group has to reduce work in February and March in 2020 after the Chinese New Year holiday. The Group also suffered from shrinking market demand both from China and overseas markets as a result of the pandemic. Consequently, the COVID-19 outbreak will likely adversely affect the Group’s business operations and its financial condition and operation results for the first quarter of 2020, including but not limited to material negative impact to the Group’s total revenues and results of operations. However, given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, the Group cannot reasonably estimate the impact to its future results of operations, cash flows, or financial condition for the remainder of fiscal year 2020.

25.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, consolidated VIE and VIE’s subsidiaries, under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, consolidated VIE and VIE’s subsidiaries” and the subsidiaries, consolidated VIE and VIE’s subsidiaries’ (losses) / income as “Share of (losses) / income from subsidiaries, consolidated VIE and VIE’s subsidiaries” on the condensed statements of results of operations. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements. As of December 31, 2019, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Niu Technologies, except for those, which have been separately disclosed in the consolidated financial statements.

(a)         Condensed Balance Sheets

	As of December 31,
	2018	2019
	RMB	RMB
Assets
Current assets
Cash	149,901,311	120,548,511
Term deposits	27,452,663	174,404,554
Restricted cash	124,357,114	135,130,713
Prepayments and other current assets	3,707,403	7,705,862

Total current assets	305,418,491	437,789,640

Non-current assets
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries	405,843,735	479,225,101

Total assets	711,262,226	917,014,741

Liabilities
Current liabilities
Amount due to subsidiaries, consolidated VIE and VIE’s subsidiaries	4,262,270	4,262,270
Accrued expenses and other current liabilities	7,593,082	451,354

Total current liabilities and total liabilities	11,855,352	4,713,624

Shareholders’ equity:
Class A ordinary shares	83,120	84,494
Class B ordinary shares	12,839	11,977
Additional paid-in capital	1,717,483,548	1,738,102,741
Accumulated other comprehensive loss	(25,394,429)	(13,895,942)
Accumulated deficit	(992,778,204)	(812,002,153)

Total shareholders’ equity	699,406,874	912,301,117

Total liabilities and shareholders’ equity	711,262,226	917,014,741

(b)         Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Total operating expenses	3,029,256	(1,908,610)	(3,810,862)
Changes in fair value of a convertible loan	(43,006,399)	(34,499,858)	—
Share of (losses) / income from subsidiaries, consolidated VIE and VIE’s subsidiaries	(62,527,098)	(331,955,300)	174,142,290
Interest income	366,795	2,011,390	10,444,623

(Loss) / income before income taxes	(102,137,446)	(366,352,378)	180,776,051
Income tax expense	—	—	—

Net (loss) / income	(102,137,446)	(366,352,378)	180,776,051

(c)          Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by / (used in) operating activities	79,113,690	(351,432,253)	124,118,382
Net cash used in investing activities	—	(19,902,073)	(144,813,597)
Net cash provided by / (used in) financing activities	—	481,123,035	(2,133,713)
Effect of foreign currency exchange rate changes on cash and restricted cash	(6,058,261)	7,176,014	4,249,727

Net increase in cash and restricted cash	73,055,429	116,964,723	(18,579,201)

Cash and restricted cash at the beginning of the year	84,238,273	157,293,702	274,258,425

Cash and restricted cash at the end of the year	157,293,702	274,258,425	255,679,224