Form 20-F
period 2020-12-31
Niu Technologies
filed 2021-04-09
CIK 1744781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.

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

134,378,432 Class A ordinary shares and 17,982,020 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ⌧  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻  No ⌧

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧  No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧  No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))by the registered public accounting firm that prepared or issued its audit report. ☐Yes ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued	Other ◻
by the International Accounting Standards Board ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ◻ No ◻

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“NIU,” “we,” “us,” “our company” and “our” are to Niu Technologies, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“our variable interest entity” and “our VIE” are to Beijing Niudian Technology Co., Ltd., or Beijing Niudian;
●	“our WFOE” are to Beijing Niudian Information Technology Co., Ltd., or Niudian Information;
●	“RMB” and “Renminbi” are to the legal currency of China; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.5250 to US$1.00, the exchange rate on as of the end of December 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of electric two-wheeled vehicle industry;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with our users/customers, suppliers, strategic partners and other stakeholders;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) data (other than data in U.S. dollars) and selected consolidated statements of cash flows data (other than data in U.S. dollars) for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheets data (other than data in U.S. dollars) as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income (loss) data and selected consolidated statements of cash flows data for the years ended December 31, 2016 and 2017 and selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report, except for the effects of the retrospective adjustments on the presentation and classification of changes in restricted cash in our consolidated statements of cash flows due to the adoption of Accounting Standards Update No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), on January 1, 2019. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	354,810	769,368	1,477,781	2,076,289	2,444,329	374,610
Cost of revenues(1)	(367,587)	(714,670)	(1,279,156)	(1,589,738)	(1,885,180)	(288,917)
Gross profit (loss)	(12,777)	54,698	198,625	486,551	559,149	85,693
Operating expenses
Selling and marketing expenses(1)	(89,754)	(83,065)	(150,151)	(182,873)	(200,761)	(30,768)
Research and development expenses(1)	(33,090)	(39,493)	(91,812)	(67,187)	(105,335)	(16,143)
General and administrative expenses(1)	(97,119)	(74,799)	(272,464)	(79,616)	(104,860)	(16,070)
Total operating expenses	(219,963)	(197,357)	(514,427)	(329,676)	(410,956)	(62,981)
Government grants	1,308	833	1,396	29,834	22,441	3,439
Operating income (loss)	(231,432)	(141,826)	(314,406)	186,709	170,634	26,151
Change in fair value of a convertible loan	—	(43,006)	(34,500)	—	—	—
Interest expenses	(2,320)	(3,154)	(7,722)	(11,397)	(7,381)	(1,131)
Interest income	661	1,007	2,999	16,899	8,787	1,347
Investment income	370	2,316	4,602	6,088	17,698	2,712
Income (loss) before income taxes	(232,721)	(184,663)	(349,027)	198,299	189,738	29,079
Income tax expense	—	—	—	(8,214)	(21,086)	(3,232)
Net income (loss)	(232,721)	(184,663)	(349,027)	190,085	168,652	25,847
Net income (loss) per ordinary share
— Basic	(22.35)	(7.02)	(5.30)	1.28	1.12	0.17
— Diluted	(22.35)	(7.02)	(5.30)	1.24	1.07	0.16
Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income (loss) per ordinary share
— Basic	10,414,325	26,295,181	65,834,876	149,025,166	150,897,412	150,897,412
— Diluted	10,414,325	26,295,181	65,834,876	153,248,188	157,835,868	157,835,868
(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	220	253	247	292	644	99
Selling and marketing expenses	1,378	1,611	2,125	4,657	9,945	1,524
Research and development expenses	13,530	13,879	52,864	4,207	10,918	1,673
General and administrative expenses	63,177	46,784	210,639	10,466	18,102	2,774
Total	78,305	62,527	265,875	19,622	39,609	6,070

The following table presents our selected consolidated balance sheets data as of December 31, 2016, 2017, 2018, 2019 and 2020:

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash	91,121	111,996	569,060	279,946	227,004	34,790
Term deposit	—	—	27,453	174,405	130,498	20,000
Restricted cash	110,992	169,889	179,263	221,656	168,469	25,819
Short-term investments	50,087	85,188	120,241	310,439	745,609	114,270
Accounts receivable, net	20,598	10,382	54,425	115,229	101,320	15,528
Inventories	66,782	88,226	142,382	178,633	142,166	21,788
Total assets	388,535	503,632	1,185,252	1,510,840	1,846,809	283,036
Short-term bank borrowings	99,531	168,234	179,978	217,394	180,000	27,586
Convertible loan	116,729	151,558	—	—	—	—
Accounts payable	71,818	124,938	249,666	258,988	395,826	60,663
Total liabilities	349,223	591,023	614,845	719,310	853,435	130,795
Total mezzanine equity	252,506	237,845	—	—	—	—
Total shareholders’ equity (deficit)	(213,194)	(325,236)	570,407	791,530	993,374	152,241

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities(1)	(123,054)	80,063	8,569	178,680	465,599	71,356
Net cash used in investing activities	(59,950)	(55,929)	(103,590)	(467,889)	(535,232)	(82,028)
Net cash provided by (used in) financing activities(1)	289,725	68,703	555,383	35,282	(13,164)	(2,017)
Effect of foreign currency exchange rate changes on cash and restricted cash	9,380	(13,065)	6,076	7,206	(23,332)	(3,576)
Net increase (decrease) in cash and restricted cash	116,101	79,772	466,438	(246,721)	(106,129)	(16,265)
Cash and restricted cash at the beginning of the year	86,012	202,113	281,885	748,323	501,602	76,874
Cash and restricted cash at the end of the year	202,113	281,885	748,323	501,602	395,473	60,609

(1)	We adopted Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows for the years ended December 31, 2016, 2017 and 2018 to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of our retrospective reclassification on cash flows from operating activities for the years ended December 31, 2016, 2017 and 2018 was nil, nil and an increase of RMB0.8 million, respectively. The impact of our retrospective reclassification on cash flows from financing activities for the years ended December 31, 2016, 2017 and 2018 was an increase of RMB64.7 million, an increase of RMB66.3 million and nil, respectively.
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our success depends upon the continued strength of our brand. If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected;
●	Our success is dependent on the continued popularity of our existing products and services and our continued innovation and successful launches of new products and services, and we may not be able to anticipate or make timely responses to changes in the preferences of consumers;
●	We rely heavily on city partners and franchised stores for sales and distribution of our products and our success depends on our offline distribution network;
●	We rely substantially on external suppliers for certain components and raw materials used in our products.
●	We may not be able to maintain profitability;
●	Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation;
●	We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations;
●	We may face intense competition in the electric two-wheeled vehicles industry;
●	Our marketing strategy of appealing to and growing sales to a more diversified group of users may not continue to be successful; and
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;
●	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations; and
●	We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation on internet-related businesses and companies;
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business; and
●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Related to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
●	If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline;
●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price;
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial; and
●	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

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

We have established a distinct omnichannel retail network to sell our products and services to our customers. In China, our offline retail channels consist of city partners and franchised stores, whereas in European and other countries, we rely on overseas distributors. Our unique “city partner” system plays an important role in our offline sales strategy in China. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. As of December 31, 2020, we had 246 city partners and 1,616 franchised stores in China. Our offline distribution network plays a crucial role in our omnichannel retail system. We rely on these city partners and franchised stores in China to directly interact with and serve our users, but the interest of city partners and franchised stores may not be entirely aligned with ours or with that of other city partners and franchised stores. As of December 31, 2020, one distributor accounted for greater than 10% of our net accounts receivable. There can be no assurance that we will be able to maintain our existing relationships with city partners and franchised stores. Additionally, our existing city partners and franchised stores may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new city partners and franchised stores in these regions on favorable terms or at all.

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

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of products, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one-year procurement agreements with our external suppliers. We expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We had two and nil suppliers accounting for greater than 10% of our total purchases in 2019 and 2020, respectively. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our products on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

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

We have incurred net losses in the past. In 2018, we had a net loss of RMB349.0 million. In 2019 and 2020, we had a net profit of RMB190.1 million and RMB168.7 million (US$25.8 million), respectively. We had net cash provided by operating activities of RMB8.6 million, RMB178.7 million and RMB465.6 million (US$71.4 million) in 2018, 2019 and 2020, respectively. We cannot assure you that we will be able to maintain net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability depends in large part on our ability to increase sales of our products and services, increase cost efficiency and manage operating expenses. We intend to continue to increase our sales of products, improve gross margin, manage and further reduce our operating expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal and maintain profitability in the future.

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

On November 21, 2019, the State Administration for Market Regulation issued the Interim Provisions on the Administration of Recall of Consumer Goods, or the Recall Provisions, which became effective on January 1, 2020. Pursuant to the Recall Provisions, if a manufacturer is aware of any potential defect in its products, or receive such notice from relevant governmental authorities, it must investigate in a timely manner and report the results of such investigation to the relevant authorities. Where any defect is found during the investigation, the manufacturer must immediately cease to manufacture, sell, or import the relevant products and recall such products. We have not received any such notice from authorities, or initiated, voluntarily or involuntarily, any product recalls in accordance with the Recall Provisions.

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

As of December 31, 2020, we owned 379 patents, 199 registered trademarks and 26 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 199 registered trademarks, 43 are registered in the PRC and 156 in other countries and regions. As of the same date, we had 202 applications for patents and trademarks pending in the PRC, Europe and other jurisdictions. For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

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

In particular, any actual or alleged illegal acts of our shareholders or management may undermine our brand image and materially and adversely affect our business and results of operations. In June 2015, in connection with the trading of stock of a public company listed on the Shenzhen Stock Exchange, Mr. Yi’nan Li, one of our beneficial owners at the time, as well as a shareholder of Beijing Niudian, was convicted of one count of insider trading by the Guangdong Shenzhen Municipal Intermediate People’s Court in January 2017, and his prison sentence ended in December 2017. Mr. Li is not a member of the board of directors or management team of Niu Technologies, or otherwise involved in its operations in any capacity. Glory Achievement Fund Limited, one of our shareholders that holds 33.7% of our outstanding shares and 24.9% of our total voting power, as of March 31, 2021, is ultimately and wholly held by a trust, which has Mr. Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in our company or other dealings in our securities is subject to approval by the protectors. Mr. Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of our outstanding shares. Mr. Li has undertaken not to act as a member of our board of directors or the management team of our company or any of its subsidiaries or variable interest entities, or otherwise be involved in our operations in any capacity. Furthermore, we have adopted corporate governance measures to restrict his access to our non-public information. Any negative publicity incident associated with our shareholders and management could materially and adversely affect the trading price of the ADSs.

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

The electric bicycles and motorcycles must pass various tests, undergo a certification process and finally be affixed with China Compulsory Certification, or CCC, prior to being delivered from the factory, being sold, or being used in any commercial case, and such certification is also subject to periodic renewal. On March 14, 2019, the Opinions of the State Administration for Market Regulation, the MIIT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provides that the market supervision department should strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and should only allow vehicles that meet the New Standards and obtained CCC certification flowing into the market. We have obtained CCC certification for all of our current products, and will try to obtain CCC certification for our future products. There is no guarantee, however, all series of our products will always comply with the CCC standard and satisfy the requirements of CCC certification, or we will be able to renew our current certification or certify timely our new products in the future. If our products were found to be in noncompliance of the CCC standard, we would be prohibited from selling such e-scooters in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Production of E-Scooter—Regulations on Product Quality.”

We retain certain personal information about our users and may be subject to various privacy and consumer protection laws.

We use our NIU Inspire system to log information about each smart e-scooter’s use in order to aid us in smart e-scooter diagnostics, repair and maintenance, as well as to help us collect data regarding the user’s charge time, battery usage, mileage, efficiency habits and location information. Our users may object to the use of these data, which may harm our business. Possession and use of users’ personal information in conducting our business may subject us to regulatory burdens in China and other jurisdictions, such as the European Union, which would require us to obtain users’ consent, restrict our use of such personal information and hinder our ability to expand our user base. In the event of a data breach or other unauthorized access to our user data, we may have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident. For example, in May 2018 the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or the GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher. In the U.S., various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency.

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

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our smart e-scooters. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

●	limited brand recognition (compared with our home market in China);
●	costs associated with establishing new distribution networks;
●	difficulty to find qualified partners for overseas distribution;
●	inability to anticipate foreign consumers’ preferences and customs;
●	difficulties in staffing and managing foreign operations;
●	burdens of complying with a wide variety of local laws and regulations, including personal data protection, battery, motor, packaging and labeling;
●	political and economic instability;
●	trade restrictions;
●	lesser degrees of intellectual property protection;
●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and
●	a legal system subject to undue influence or corruption.

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

Our financial and operating performance may be materially and adversely affected by the outbreak of epidemics or other public health crises. For example, since late December 2019, an outbreak of a new type of severe pneumonia caused by novel coronavirus (COVID-19) spread globally. During such epidemic outbreak, government-imposed measures such as travel restriction, extended holidays and delay of business resumption, interrupted normal operation of businesses and adversely affected and slowed down the economic development during the period.

Many aspects of our operations were harmed as a result of the ongoing epidemic of the novel coronavirus. We prioritized the health and safety of our employees, and took various preventative and quarantine measures across our company soon after the outbreak. Due to the strict measures in response to the outbreak, we had to reduce work resumption rate in February and March of 2020 after the Chinese New Year holiday. Even after we resumed production activities, the efficiency was affected by the precautionary measures we took. Transportation and logistics services were significantly affected as well, which delayed or suspended the delivery of our products and the supply of our raw materials. As a result of the pandemic, we also suffered from shrinking market demand from China in the first quarter of 2020 and overseas markets on an ongoing basis. Due to the decreasing demand as a result of the outbreak, our revenues of the first quarter of 2020 saw a decrease of 34.4% year over year. In addition, we incurred fixed costs in operating expenses despite the decrease in sales and level of operations. As a result, our net results was adversely affected in the first quarter of 2020. For the same reason, our efforts on retail sales network expansion internationally was temporarily suspended. Our branding and marketing activities were affected, as marketing activities were limited to online only.

Beginning in the second quarter of 2020, we experienced recovery and growth in results of operations propelled by the strong recovery in sales in China. However, our sales in international markets have been continuously affected due to the ongoing pandemic in those markets. Given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows, or financial condition for 2021. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again.

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

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The material weakness identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

In connection with the audit of our financial statements for the fiscal year ended December 31, 2020, we did not identify any material weakness in our internal controls and our financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures.” In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. A failure to maintain effective internal controls over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Furthermore, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we have been a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

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

You should consider our business and future prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

●	produce safe, reliable and quality smart e-scooters;
●	build a well-recognized brand;
●	establish and expand our customer base;
●	successfully market our products and services;
●	improve and maintain our operational efficiency;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	attract, retain and motivate talented employees;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;
●	navigate an evolving and complex regulatory environment; and
●	identify suitable facilities to expand manufacturing capacity.

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

We maintain certain insurance policies to safeguard against various risks associated with our business and operations, including mainly property insurance and product liability insurance for models in the overseas markets and public liability insurance for models in the China market. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all, which may adversely affect our financial condition and results of operations.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

In January 2016 and September 2018, our shareholders and board of directors approved the 2016 Global Share Incentive Plan and the 2018 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2016 Global Share Incentive Plan, as amended in March 2018, or the Amended and Restated 2016 Plan, is 5,861,480 Class A ordinary shares. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 Class A ordinary shares, subject to certain annual increases. As of December 31, 2020, options to purchase 2,759,824 Class A ordinary shares and 465,066 restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. As of December 31, 2020, options to purchase 3,232,500 Class A ordinary shares and 3,183,856 restricted share units had been granted and were outstanding under the 2018 Share Incentive Plan. In 2018, 2019 and 2020, we recorded RMB265.9 million, RMB19.6 million and RMB39.6 million (US$6.1 million) in share-based compensation expenses, respectively.

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

Our products are exported to a number of geographical markets, such as Europe, the U.S. and Southeast Asia, and we plan to further expand our overseas sales in the future. Our ability to sell our products to overseas markets may be affected by trade tariffs or other trade barriers. Moreover, a discord in international trade relations and the implementation of new tariff or trade barriers could negatively affect our global sales. Starting from early 2018, the U.S. government imposed several rounds of tariffs on Chinese goods, the categories of which include our e-scooters and accessories. While the two parties singed a phrase one agreement in January 2020, the tariffs on our products have yet been lifted. In addition, the European Union imposed tariffs on imports of e-bikes, which are defined as cycle with pedal assistance and an auxiliary electric motor, originating in the PRC. Any of the existing tariffs and trade barriers and any future ones could have a material adverse effect on our business, financial condition and results of operations.

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

In the opinion of our PRC legal counsel, (i) the ownership structures of our VIE in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business license and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	imposing fines, confiscating the income from our VIE, or imposing other requirements with which we or our VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or
●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

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

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, or the FIL, which became effective on January 1, 2020 and replaced the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 31, 2019, the State Council published the Implementation Rules of the Foreign Investment Law, or the FIL Implementation Rules, which took effect on January 1, 2020.

The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce, or the MOFCOM, and adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The FIL Implementation Rules also remain silent on contractual arrangements. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing.

In addition, the FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2020 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the MOFCOM on June 23, 2020 and took effective on July 23, 2020. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures, including but not limited to its view towards contractual arrangements. As the Measures was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. If future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Our VIE contributed substantially all of our consolidated total revenues in 2018, 2019 and 2020. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The shareholders of our VIE have pledged all of their equity interests in our VIE to our WFOE pursuant to the equity pledge agreement under the contractual arrangements. An equity pledge agreement becomes effective between the parties upon execution. However, according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant office of the administration for industry and commerce. We are still in the process of registering the equity pledges relating to our VIE. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledges against any third parties who have acquired property right interests in good faith in the equity interests in the VIE.

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

Our VIE and its subsidiaries hold assets that are important to our operations, and they contributed substantially all of our consolidated total revenues in 2018, 2019 and 2020. Under our contractual arrangements, the shareholders of our VIE may not voluntarily liquidate our VIE or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIE, or our VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which would materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Substantially all of our revenues are expected to be derived in China in the near future and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. The growth rate of the Chinese economy has gradually slowed since 2010, and the Chinese economy is still under the adverse impact of COVID-19. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our products and services and adversely affect our competitive position.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Mr. Yi’nan Li, Mr. Token Yilin Hu and Ms. Yuqin Zhang who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the initial foreign exchange registrations and have updated their registrations required in connection with our corporate restructuring.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Taxation Avoidance and the Tax Evasion Arrangement, effective from August 21, 2006, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective on January 1, 2020, requires non-resident taxpayers (including non-resident enterprises and individuals) to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. Where a non-resident taxpayer self-assesses and concludes that it/he/she satisfies the criteria for claiming preferential tax treatment, it/he/she may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—Taxation.” In the future we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

Under PRC law, all lease agreements are required to be registered with the local housing authorities. We presently lease six premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of March 31, 2021, we had 152,549,998 ordinary shares issued and outstanding, comprising of (i) 134,567,978 Class A ordinary shares, and (ii) 17,982,020 Class B ordinary shares, among which 79,553,736 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

All of the 6,615,000 ordinary shares held by ELLY Holdings Limited, an entity wholly owned by Dr. Yan Li, the chairman of our board of directors and our chief executive officer, and the 11,367,020 ordinary shares held by Niu Holding Inc., an entity 85.7% owned by Mr. Token Yilin Hu, our director and vice president, and 14.3% owned by Mr. Carl Chuankai Liu, our vice president, are Class B ordinary shares. Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu collectively beneficially own an aggregate of 17,982,020 Class B ordinary shares, which represented 34.8% of our total voting power as of March 31, 2021. Therefore, Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu have significant influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentration in voting power will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs, and you may even lose your entire investment in the ADSs.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its result of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its respective subsidiaries, if any) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our sixth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. Rule 5620(a) requires that each company listing common stock or voting preferred stock, and their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have informed Nasdaq that we will follow home country practice with respect to the annual meeting of shareholders. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting may have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Item 4.Information on the Company

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

We currently design, manufacture and sell high-performance electric bicycles and motorcycles. We have a streamlined product portfolio consisting of eight series, consisting of four e-scooter series, which are our key products and contributed to the majority of our sales, two urban commuter electric motorcycles, one performance bicycle series, and one kick-scooter series. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sell and service our products through a unique “city partner” system in China, which consisted of 246 city partners with 1,616 franchised stores in over 199 cities in China, and 36 distributors in 46 countries overseas as of December 31, 2020, as well as on our own online store and third-party e-commerce platforms.

Our award-winning products represent style, freedom and technology. Our brand “NIU” has inspired many followers and has enabled us to build a loyal user base. We offer the NIU app as an integral part of the user experience and will continue to develop new functions within the app to enhance user stickiness. NIU fan clubs are established in over 50 cities in China, where fans actively organize NIU scooter-related events. Capitalizing on our premium brand, we have also been able to sell lifestyle accessories, which are well received by customers.

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

During the first quarter of 2021, we sold 149,649 e-scooters worldwide, representing a growth rate of 272.6% on a year-over-year basis. For the first quarter of 2021, the number of e-scooters sold in China market reached 144,654, representing a growth rate of 321.5% on a year-over-year basis, and the number of e-scooters sold in the international markets reached 4,995, representing a 14.5% decrease on a year-over-year basis. These sales volume numbers are based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from financial accounting and reporting point of view.

Our Products

We have a streamlined product portfolio consisting of eight series, consisting of four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, and one performance bicycle series, NIU Aero, and one kick-scooter series. We plan to launch two or more product series or models each year in the near and medium term, aiming to cover the full spectrum of the urban mobility solutions. We will keep introducing upgrades and mid-cycle refreshes to our existing models on an ongoing basis.

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

MQi Series

Our MQi series smart e-scooters consists of the MQi, MQiS, MQi2, MQi+ and MQi-GT models. The MQi series is a cool and fresh-looking smart e-scooter designed for young urban users. The MQi series is smaller and lighter than the NQi series and carries the NIU design language that puts a modern twist on the classic e-scooter design. The MQi series is designed to be ergonomic, bolstering natural and comfortable sitting posture and intuitive dashboard and switches layout. Compared with the NQi series, the MQi series is lighter and more agile when cruising through urban traffic.

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

Gova Series

While our root is deeply planted in the premium smart e-scooter segment, the Gova series is our line of products targeted at the mid-level e-scooter market, representing good value for money and high quality. The design language is differentiated from our main e-scooter lines, such as the H-shaped daytime running light compared with the “Halo” design of our smart e-scooter lines. Unlike NQi, MQi, and UQi series, the Gova series does not have smart functions as standard but instead offer them as options to achieve the compelling price range. The Gova series currently consist of G0, G1, G2, G3 and G5.

In April 2021, we launched F0, F2, F4 and C0 models under the Gova series. The design languages of the new models are differentiated from existing product lines and are designed to serve different customer groups in China.

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

TQi Series

We introduced the TQi series with the launch of the TQi-GT in January 2020.The TQi-GT is our first self-balancing electric three-wheeler and supports autonomous driving functionalities. Designed to provide urban commuters with a superior way to enjoy their city, the TQi-GT has a top speed of 80 kilometers per hour and a longer driving range of more than 100 kilometers per single charge. The vehicle’s enhanced performance and updated safety features provide drivers with a revolutionary way to navigate through congested city streets.

Both the RQi-GT and TQi-GT models are mainly developed for the overseas markets, but are postponed for mass production due to the impact of COVID-19. Both models pack advanced technologies and features such as 5G IoT connectivity with enhanced riding data capabilities, a mid-mounted belt drive motor, IoT connected battery packs and high-performance battery cells, Full TFT dashboard displays, Bluetooth connectivity, and Anti-theft and GPS tracking.

NIU Aero Series

Our NIU Aero series consists of professional mountain bicycles and road bicycles, as well as a new model of power assisted electric bicycle, the NIU Aero EUB-01. The mountain and road bicycles share similar design concepts with our smart e-scooters, such as integration of aerodynamics and ergonomics and smart connectivity, and they were launched as part of our lifestyle product portfolio classified in the lifestyle accessories category. Launched in November 2019, the NIU Aero EUB-01 is an energy-efficient urban mobility vehicle that combines the design of our NIU e-scooters and NIU Aero bicycle.

NIU kick-scooter Series

We introduced the NIU kick-scooter series in April 2021. The NIU kick-scooter series consists of kick-scooter and other micro-mobility solutions suitable for shorter riding difference. One kick-scooter model was launched in April and carries the same NIU design language. The launch of the NIU kick-scooter series further enriched our product offerings in micro-mobility.

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

●	scooter status, such as the location of the scooter and anti-theft alerts;
●	historical riding data such as past routes and riding statistics; and
●	key diagnostics, such as the real-time status of the battery and the battery health score.

The dashboard features a card-based interface to present the most useful and relevant information to the users based on users’ preferences, which is both intuitive and has great potential for customization and expandability.

NIU Services

Through the NIU app, users can access a variety of services.

●	Online repair request. Users can request repair services with one click, after which the app will intelligently recommend the nearest service station for the services.
●	DIY repairs. The function displays the internal structure of the smart e-scooter and highlight common failures which may occur in various components. Users can directly seek solution through the fault tags.
●	Service station locator. Users can access comprehensive information about nearby service stations.
●	NIU Cover. Users can query and activate NIU Cover insurance services within the app.
●	NIU Care. Users can purchase NIU Care maintenance service and reserve service in offline service stations.
●	NIU Wash. Users can obtain a free wash coupon on a monthly basis and enjoy the clean service at any NIU stores in China.
●	Smart service. Users can check the status the smart connection services and can renew the service.
●	Theft reporting. Users can report theft of the smart e-scooter and battery within the app.

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

We conduct various marketing and branding activities to establish NIU as a premium brand. For example, during 2020 Singles’ Day shopping festival, we conducted an online campaign to sell a limited edition of smart e-scooter with special painting of a popular anime series. In September 2020, we sponsored an online dance competition show called “Street Dance of China” and featured distinct advertisement to enhance the brand image as a cool lifestyle brand.

Capitalizing on our premium NIU brand, we have also been able to sell lifestyle accessories, such as apparel, which are well received by customers.

NIU Community

We have cultivated a highly dedicated and growing base of NIU fans. Our users are proud owners of NIU smart e-scooters with high engagement. Based on the e-scooter activity data we collected, more than 77% of our users rode their e-scooters on a monthly basis in the twelve months ended December 31, 2020.

We endeavor to build an interactive and dynamic social community to further convey and brand image as a fashionable urban lifestyle. NIU clubs are one of the core components of NIU community, and as of December 31, 2020 there were over 50 of them. Formed and run by the enthusiastic NIU fans, these NIU clubs organize various events, such as new product test drives, riding for good causes, and scooter parades. We support the NIU clubs with products, designs and announcement channels. To further expand the NIU community and increase brand loyalty, we have facilitated our users to create virtual NIU communities via social media, such as WeChat, to bring together our users from all walks of life. We have a dedicated user interaction team, which closely monitors and actively participates in different interest groups such as photography group, accessories group, social responsibility group, etc. and interacts with users online.

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

We have accumulated massive amount of data from multiple sources. We currently collect 462 types of data points covering 72 dimensions such as humidity, lighting and temperature, from our Cloud ECU and up to 32 sensors installed on each smart e-scooter. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services. As of December 31, 2020, our NIU app had been connected with approximately 1,278,000 smart e-scooters, which had accumulated approximately 7.3 billion kilometers of riding distance of data. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services. In particular, we collect the following three types of data to improve our smart e-scooters’ performance and customer experience: (i) riding behavior, including, among others, riding speed, average distance, acceleration, use of brakes to improve the battery management system and balance control of our e-scooters, (ii) operational and functional performance of various parts of the smart e-scooter to examine the status of the smart e-scooters and suggest maintenance or repair services, (iii) NIU app user behaviors to fine tune our app functions to improve their experience with our services.

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

For other parts of our e-scooters, we provide quality warranty varying from six months to 24 months depending on the parts. We are responsible for replacing or repairing the faulty products during their respective warranty terms. The warranty on certain parts of our e-scooters is covered by our suppliers’ back-to-back warranty and thus we are entitled to have the suppliers replace or repair the faulty parts.

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

Hardware Component and Design

We use the Lithium-ion battery cells as the building blocks of our battery pack. A matrix of battery cells is connected in parallel to produce a robust battery pack.

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

Connectivity and Data Transmission.  The Cloud ECU facilitates the connectivity of our smart e-scooters, which are able to access the complete spectrum of mobile network standards. Via these mobile networks, the Cloud ECU upload data about a smart e-scooter’s position and its condition every 3 to 15 seconds, depending on the smart e-scooter’s start up conditions. The transmittance of this data also serves as the foundation of our Assisted Global Positioning System, or the AGPS, that, when coupled with our GPS systems, allows for precise geolocation of our smart e-scooters. In addition, our smart e-scooters are also equipped with dual-mode Bluetooth chips, which allow owners of our smart e-scooters to use their smartphones to directly communicate with our e-scooters. Owners can, among others, query the smart e-scooter’s status and change certain settings such as adjusting the sensitivity level of the anti-theft alert.

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

Motors

We purchase motors from various suppliers and we have also designed our NIU motors, which are energy efficient and cost-efficient. We have been constantly increasing the conversion ratio and refining the calibration of the FOC of the motors.

Field Oriented Control

Using big data analytics, we have developed the proprietary FOC system that controls the electric motors. The FOC is the intelligence behind the powertrains of our entire lineup of smart e-scooters, and helps our smart e-scooters strike the balance between performance and power consumption.

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

We continue to look for ways to enhance the user experience. We have developed adaptive responses to road conditions, active safety systems, and applied them to our latest version of Cloud ECU. We are currently working on the development of, among others, active safety systems, self-balancing systems and L2 autonomous driving systems. These advanced systems are developed in tandem with the new product series.

System Integration

The NIU systems draw from a diverse range of industries and technologies. For example, we use gyroscope, satellite navigation and mobile communication chipsets that originate from the mobile phone industry; temperature sensors, humidity sensors and communication protocols that originate from the industrial control systems; and cloud and big data technologies that originate from internet industry. These diverse technologies and components operate under diverse conditions, such as different working electrical currents and temperatures. We have developed a system that uses a single master control with multi-channel protocols to ensure that all components in the vehicle can be upgraded to the latest version.

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

Our well-designed product lines speak a distinctive and consistent family design language. Our industrial design philosophy combines minimalist aesthetics with thoughtful functionality. Under that philosophy, we desire to create an exceptional riding experience while maintaining a smart and simple design. For example, the iconic “Halo” headlamp, equipped on all of our smart e-scooters integrates a daytime running light with our LED head lamps, providing an ultra-wide arc of light for improved vision and safety at night. Another example is the MQi Series—a cool and fresh-looking smart e-scooter designed for young urban users. Slim, modern, chic and intuitive are the core design attributes of MQi Series from inside out. We believe a good design should bring people joyful experience. Therefore, the team has done intensive testing and mock-ups for ergonomics study, as a result of which the MQi Series features a comfortable and ergonomic seating posture as well as intuitive and easy-to-use control layout. The hidden shock absorber and the high strength aluminum alloy swing arm not only speak the same minimalistic design language, but also ensure excellent riding experience as well as safety and comfort.

NIU Innovation Lab

Our NIU Innovation Lab hosts our research and development teams of 172 members, which include, among others, our user experience design team, smart electronic research team, powertrain design team and industrial design team.

The Lab focuses on industrial design, structural design, smart electronics research, power electronics research, user data analysis, business intelligence system development and user experience research. The Lab and our research and development team played a crucial role in the creation of the 379 patents we held as of December 31, 2020. We also entered into a definitive Development Collaboration Agreement in March 2019 with one of the world’s leading automobile manufacturers regarding joint development of Micro-mobility solutions, which was carried out by the Lab.

Global R&D and Manufacturing Base

Our new global R&D and manufacturing base commenced operation in December 2019. Located in Changzhou, China, the new facility hosts, among others, our proprietary R&D laboratories for our BMS intelligent battery management system, FOC magnetic field-oriented control system, EBS electronic brake system, Cloud ECU intelligent central controller and NIU Inspire big data analysis system, as well as a quality laboratory for comprehensive and standardized testing of the raw materials and vehicles.

Manufacturing and Fulfillment

We design, manufacture and sell high-performance electric bicycles and motorcycles. We view the manufacturers and suppliers we work with as key partners through our product development process and leverages their industry expertise to ensure that each product that we produce meets our strict quality standards.

Production facility

We keep the majority of the assembly of our electric bicycles and motorcycles in our own production facility, while cooperating with a motorcycle manufacturer with required qualifications to manufacture the certain electric motorcycles models. We operate two manufacturing facilities in Changzhou, China. Our global R&D and manufacturing base includes two phases of construction. Phase I facility commenced operation in December 2019, and covers around 50,000 square meters. Phase I layout includes four semi-automatic assembly lines, a highly efficient double-decker logistics facility, a products showroom, and a dedicated quality control laboratory. The designed production capacity under Phase I is 700,000 units per annum, which increased our total production capacity to over 1,000,000 units per annum. Phase II facility covers around 61,000 square meters and is currently under construction.

Supply Chain Management

We purchase key components from our suppliers, such as batteries, motors, tires, battery chargers and controllers. We strategically select our suppliers to avoid over-concentration, control our cost and maintain a good relationship with our suppliers.

To avoid over-concentration of supply and manage costs and product quality, we generally engage at least two suppliers for each of our key components. For example, we source motors from another supplier in addition to BOSCH, and source battery cells from four suppliers. We select our suppliers based on a variety of criteria, including, among others, production capacity, technological sophistication, quality assurance, professional certification, manpower adequacy, financial position and environmental compliance. In addition, we review the performance of our suppliers quarterly, and make necessary adjustments to our supply chain, including termination of under-performing suppliers. We have been able to maintain good and long-lasting relationships with our suppliers.

We also have strong bargaining power on procuring raw materials, which enables us to effectively defend ourselves against price increases and fluctuations. We diversify our source of each type of raw material from at least two suppliers. Typically, we enter into a supply framework agreement with each of our raw material suppliers, under which our procurement price is generally set as the pre-defined standard cost of the supplier plus a specified mark-up, subject to quarterly or semi-annual renegotiation.

We have been able to effectively manage our inventory level. We formulate holistic plans for our production, warehousing and logistics, by tracking a variety of factors, including, among others, historical sales data, sales forecasts and customization requests. With smooth turnover between production and logistics, we are able to maintain an optimal inventory level, to fulfill our orders and avoid over-stock at the same time. Our inventory turnover days were 33, 37 and 31 for 2018, 2019 and 2020, respectively. For the calculation of inventory turnover days, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.”

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

We have not experienced any massive product recall, massive refunds or other quality control outbreak since we started to sell e-scooters.

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

Omnichannel Retail Model

We have established a distinct omnichannel retail model network to sell our products and provide service to our customers. As of December 31, 2020, we sold our products through 1,616 franchised stores in over 199 cities in China and 36 distributors in 46 countries overseas, as well as on our own online store and third-party leading e-commerce platforms. We also leverage our omnichannel retail network to deliver peripheral services such as maintenance and repair, and to collect data for business insights.

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

Overseas Distribution

We export our products to distributors in 46 countries overseas, with Europe being our largest export market. We manufacture and customize our products based on the requirements of our international customers and we ensure our exported products are in compliance with the standards of the local markets.

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

We position smart e-scooters as a fashionable, premium urban transportation in overseas markets. Our distributors sell our products primarily in the following three types of stores in overseas markets:

●	branded flagship stores, which are located in the core business areas in major cities, have a space of over 100 square meters, and carry our smart e-scooters exclusively.
●	shop-in-shop stores, which are located in downtowns in major cities, where the entire store has a space of over 100 square meters, and have a designated section for our smart e-scooters with a space of over 30 square meters.
●	other point of sales, which are licensed to carry our smart e-scooters on a non-exclusive basis.

Scooter Sharing Program.  We have supported local operators in certain overseas markets to implement dockless scooter sharing programs powered by our internet-of-things, or IoT, technology. These scooter sharing programs were officially launched in cities across the world, such as New York, Washington DC, San Francisco, Miami, Amsterdam, Frankfurt, Hamburg, Madrid, Lyon, Brussels, Milano and Mexico City.

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

Viral marketing via NIU community

Leveraging our excellent product quality, fashionable brand image and strong customer loyalty, we are able to utilize viral marketing strategies to achieve the word-of-mouth marketing. For example, in July 2020, to promote safe riding, we launched the “No Helmet, No Ride” campaign together with traffic administrative agency across different provinces and cities. In the third quarter of 2020, we kicked off the “Back to Street, This is NIU” campaign, partnering with “Street Dance of China”, a hot online dance competition show. We promoted two featured advertisings in the semi-final and final of the competition show as well as an offline advertising campaign. In March 2020, we launched the NIU Forest campaign to further reinforce our image as a socially responsible brand. Our users posted their mileage and NIU story on social media, such as Douyin and Weibo to obtain the opportunity to claim one pine tree planted in Inner-Mongolia sponsored by NIU. To celebrate our “fourth birthday” in China, we launched a social media campaign called “Not Only a Scooter” in June 2019. We engaged social media influencers and users to publish user generated videos on Douyin. Another example is the “NIU Love Story” marketing campaign to celebrate the Chinese Valentine’s Day in July 2019. We collected stores from our NIU user couples who fell in love because of NIU. We produced a documentary based on all these love stories and hosted a screening party among our highly engaged users.

Event-driven marketing

In addition to our day-to-day marketing operation, we organize event-driven marketing activities, such as new product launches, company key milestone media events and monthly offline marketing events.

New product launches are typically our largest events of the year. Starting in 2015, we have organized product launch events every year, joined by a large group of live audience including our users and partners, with extensive media coverage. In June 2018, we launched our NGT and MQi+ smart e-scooters at Carrousel de Louvre, Paris, with nearly 300 media covering the launch. In August 2018, we launched our UM model in Shanghai during the co-branding event with McLaren GT Customer Racing. In April 2019, we launched our UQi+ and US models and new lifestyle category, NIU AERO Sports Bicycles, in Beijing, and organized a two-day NIU Brand event for our fans. In November 2019, we launched our expanded GT line led by newly designed MQi-GT with upgraded NQi-GT and UQi-GT on the EICMA show in Milan, Italy, and we also released our first power-assisted electric bicycle, NIU Aero EUB-01. Due to the impact of COVID-19, our new product launch was switched to online and we released MQi2, MQiS and G0 in the second quarter of 2020.

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

Overseas marketing

We invest in overseas marketing with a view to raise our brand awareness in the international markets. We adopted a dynamic marketing strategy that combines traditional public relations, tactical digital marketing, and strategic retail and event marketing.

We have engaged leading consumer technology public relations firms to assist us in building trust, awareness and thought leadership in the e-mobility space.

Competition

We operate in the lithium-ion battery-powered electric two-wheeled vehicles market, which is a segment of the electric two-wheeled vehicles market. The segment is growing rapidly, and we believe we maintain competitive advantages in a number of areas, including brand, product design and quality, smart features, omnichannel retail model, customer satisfaction, and a loyal customer base.

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

Our intellectual property rights are critical to our business. As of December 31, 2020, we owned 379 patents, 199 registered trademarks and 26 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 199 registered trademarks, 43 are registered in the PRC and 156 in other countries and regions. As of the same date, we had 202 applications for patents and trademarks pending in the PRC, Europe and other jurisdictions.

Regulations

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Production of Electric Bicycles

On July 9, 2005, the State Council of the PRC promulgated the Regulation of the PRC on the Administration of Production License for Industrial Products, or the Production License Regulations. On April 21, 2014, the General Administration of Quality Supervision, Inspection and Quarantine, or the AQSIQ, issued the Measures for the Implementation of the Regulations of the PRC Administration of Production Licenses for Industrial Products, or the Measures. According to the Production License Regulations and the Measures, any enterprise that has not obtained a production license for a product listed in the Announcement of the Product Catalog Implementing the Production Licensing System, or the Production Catalog, which was issued by the AQSIQ on November 20, 2012, must not produce the relevant product. An enterprise must file an application to the provincial administration of quality and technology supervision for the license of producing the products listed in the Production Catalog. Otherwise, relevant authorities can impose fines and other administrative sanctions, and serious violations may result in criminal liabilities. According to the Production Catalog, most of our products are classified as electric bicycles, which are industrial products that fall within the scope of Production License Regulations and Measures. Thus, we have obtained the appropriate production license thereof. On June 24, 2017, the State Council issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was canceled and was changed to implement mandatory product certification management. However, on October 11, 2017, AQSIQ announced that the production of the electric bicycles is still under the production licensing system. According to this announcement, the production license regulatory regime is implemented pursuant to the new electric bicycle technical standard, which is the Safety and Technical Specification for Electric Bicycle (GB 17761-2018), or the New Standard, promulgated by the State Administration for Market Regulation and the National Standardization Management Committee on May 15, 2018 and became effective on April 15, 2019. The New Standard replaced the General Technical Requirements for Electric Bicycles (GB 17761-1999), or the Old Standard, which were issued by the Quality and Technology Supervision Bureau on May 28, 1999 and became effective from October 1, 1999. The eleven-month period between the promulgation date and effective date of the New Standard was a transition period. Whereas we have already been granted the certification of the Old Standard and therefore recognized as “the First Batch of Electric Bicycle Manufacturers Meeting the New National Standard” by the Quality Control and Technical Evaluation Control Room of the National Electric Bicycle and Battery Product Quality Supervision and Inspection Center, certain of our models may not qualify under the New Standard and require either re-engineering or reclassification as motorcycles. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

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

Therefore, some PRC local governments issued restrictive provisions on electric bicycles. Some local governments (such as Beijing, Shanghai, Anhui province, Jiangsu province, Guangxi province, Zhejiang province and Gansu province) implemented a catalog management system requiring (i)  restricting and prohibiting sales and/or use of electric two-wheeled vehicles that do not meet the required standards; and/or (ii) end users to register electric two-wheeled vehicles. For example, on October 20, 2013, the Shanghai Municipal People’s Congress promulgated the Measures for the Management of Non-motorized Vehicles in Shanghai, which stipulates that any non-motorized vehicle that is sold in Shanghai must be registered with relevant department. Most of our products have obtained sales approval in Beijing, Shanghai, Anhui province, Jiangsu province, Guangxi province, Zhejiang province, Gansu province and other major provinces and cities. In addition, we will cooperate with local governments that require us to obtain approval of sales. On the other hand, several local municipal governments (such as Xiamen, Shenzhen and Dongguan) have promulgated rules and regulations prohibiting the riding of electric bicycles/electric scooters in specific districts, and also restricting the use of registered electric two-wheeled vehicles. Due to the limited number of such districts, which are not our major source of revenue, the regulations of prohibiting and restricting do not have substantial effect on our revenue.

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

Regulations on Product Quality

The Product Quality Law of the PRC, or the Product Quality Law, was adopted on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018. The Product Quality Law applies to anyone who manufactures or sells any product within the territory of the PRC. It is prohibited from producing or selling counterfeit products in any form, including counterfeit brands, or providing false information about the product manufacturers. Violation of national or industrial standards may result in civil liability and administrative penalties such as compensation, fines, suspension of business and confiscation of illegal income, and serious violations may result in criminal liabilities. We are in compliant with any of provisions of the Product Quality Law.

Under the Application Scope of the First Batch of Products Implementing Mandatory Product Certification Catalogue effective on July 1, 2002, motorcycles and bicycles with gasoline and other engines were within the product catalogue that must apply the compulsory product certification. On July 3, 2009, the Administrative Regulations for Compulsory Product Certification was promulgated, pursuant to which that several specified products must not be delivered, sold, imported or used in other business activities until they complete the compulsory product certification and be labeled with certification mark. According to the Announcement on the Transition Period Arrangement for the Management of Mandatory Product Certification of Motorcycle Crew Helmets, Electric Blankets and Motorcycle Products, promulgated by the AQSIQ and the Certification and Accreditation Administration of the PRC on October 11, 2017, motorcycle and bicycle productions must still be under a license administration. On March 15, 2019, the Opinions of the State Administration for Market Regulation, the MIIT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provides that the market supervision department shall strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and shall only allow vehicles that meet the New Standards and obtained CCC certification flowing into the market. We have obtained CCC certification for all of our current for-sale products, and have submitted CCC certification applications for our new products to be sold in the future. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business— Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

Regulations Relating to Product Recall

The State Administration for Market Regulation issued the Interim Provisions on the Administration of Recall of Consumer Goods on November 21, 2019, which took effective on January 1, 2020. Our products, accordingly, as one kind of customer goods, are subject to the requirements set out thereunder. Pursuant to the Recall Provisions, if a manufacturer is aware of any potential defect in its products, or receive such notice from relevant governmental authorities, it must investigate in a timely manner and report the results of such investigation to the relevant authorities. Where any defect is found during the investigation, the manufacturer must immediately cease to manufacture, sell, or import the relevant products and recall such products. We have not received any such notice from authorities, or initiated, voluntarily or involuntarily, any product recalls in accordance with the Recall Provisions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.”

Regulations Relating to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and amended on April 6, 2004 and November 7, 2016, respectively, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by MOFCOM on June 25, 2004, effective on July 1, 2004, and amended on August 18, 2016 and November 30, 2019, respectively, foreign trade operators engaged in the import and export of goods or the import and export of technology must register with MOFCOM or its authorized institution. In addition, if an entity imports or exports goods as consignee or consignor, it shall register with the local customs according to the Administrative Provisions of the Customs of the PRC on the Registration of Customs Declaration Entities, promulgated on March 13, 2014, and amended on December 20, 2017 and May 29, 2018, respectively, came into effect on July 1, 2018. We have registered with authorities pursuant to the applicable provisions.

Regulations Relating to Foreign Investment

Pursuant to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2020 Edition), or the 2020 Negative List, jointly issued by the NDRC and the MOFCOM on June 23, 2020 and enforced on July 23, 2020, the foreign investment related to design, manufacture and sale of electricity bicycles does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2020 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries which do not fall within the 2020 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of PRC, or the FIL, was issued by the National People’s Congress and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment. On December 31, 2019, the State Council published the FIL Implementation Rules, which took effect on January 1, 2020. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security.

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

Regulations Relating to Foreign Debt

On March 1, 2003, the NDRC, Ministry of Finance and SAFE promulgated Interim Provisions on the Management of Foreign Debts, pursuant to which the summation of the accumulated medium-term and long-term debts borrowed by foreign-invested entities and the balance of short-term debts shall not exceed the surplus between the total investment in projects approved by the verifying departments and the registered capital, or the Surplus Limit. Within the range of the Surplus Limit foreign-invested entities may borrow foreign loans at their own will. If the loans exceed the Surplus Limit, the total investment in projects shall be reexamined by the original examination and approval departments. In addition, on January 11, 2017, PBOC promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets out a upper limit for PRC entities, including foreign-invested entities and domestic-invested entities, regarding their foreign debts, or the Financing Limit. Pursuant to PBOC Circular 9, the Financing Limit for entities shall be calculated based on the following formula: the Financing Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. As to net assets, entities shall take the net assets value stated in their respective latest audited financial statement in calculation; the cross-border financing leverage ratio for enterprises is two (2); the macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts. PBOC Circular 9 stipulates a one-year transitional period, or Transitional Period, from its promulgation date for foreign-invested entities, during which they could choose the calculation method of foreign debt upper limit based on either (i) the Surplus Limit, or (ii) the Financing Limit. After the Transition Period, the method applicable to foreign-invested entities shall be determined by the PBOC and the SAFE separately. On March 11, 2020, the PBOC and the SAFE issued the Notice of Adjusting the Macro-prudent Regulation Parameter for Full-covered Cross-border Financing, which adjusted the macro-prudent regulation parameter as set forth in the Circular 9 from 1 to 1.25. However, although the Transitional Period ended on January 10, 2018, as of December 31, 2020, PBOC or SAFE has not issued any new regulations regarding the application calculation method of foreign debt upper limit for foreign-invested entities. As to domestic-invested entities, they are only subject to the Financing Limit from the date of promulgation of PBOC Circular 9 regardless of the Transitional Period.

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

In November 2016, the SCNPC promulgated the Network Security Law of the PRC, or the Network Security Law, which took effect on June 1, 2017. Pursuant to the Network Security Law, a network operator, including, without limitation, internet information service providers, must take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities and maintain the integrity, confidentiality and availability of network data. Any violation of the provisions and requirements under the Network Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. On April 27, 2020, the Cyberspace Administration of China, together with other eleven government authorities, jointly released the Cybersecurity Review Measures, which came into effect on 1 June 2020. The Measures require operators of critical information infrastructure to go through cybersecurity review when purchasing any network products and services with a potential impact on national security. Our current data collection and use policy are compliant with the applicable laws, regulations and rules.

In November 2019, the Secretariat of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Circular on Issuing the Methods for Identifying Unlawful Collection and Use of Personal Information of Applications (“App(s)”), which defines actions that may be regarded as violating the Network Security Law and other personal information protection related regulations, including, among other things, failure to publicize the rules for collection and use of personal information, failure to expressly state the purpose, manner and scope of collecting and using personal information, collection and use of personal information without consent of users, provision of personal information to others without consent, and failure to provide the function of deleting or correcting personal information as required by law. Furthermore, on October 21, 2020, the SCNPC released a draft Personal Information Protection Law for public comments.

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

Regulations on Copyright

Pursuant to the Copyright Law of the PRC revised by the Standing Committee of the National People’s Congress on February 26, 2010 and came into effect on April 1, 2010, as amended in 2010, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitutes an infringement of copyright. The infringer shall, among others, according to the circumstances of the case, undertake to cease the infringement, take remedial action, offer an apology and pay damages. We have registered our copyright on 18 sets of software codes regarding our BMS and other control or management systems.

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

Regulations on Trademark

Pursuant to the Trademark Law of the PRC promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and respectively revised on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, and the Regulation on the Implementation of the Trademark Law of the PRC (revised in 2014) promulgated by the State Council on August 3, 2002 and revised on April 29, 2014, the right to the exclusive use of a registered trademark is limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark is ten years, counted from the day that the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, remedial action, or pay damages. We have submitted several trademark invalidation applications against certain third-party infringers, which are still under administrative or legal proceedings. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business—We may need to defend ourselves against patent, trademark or other intellectual property rights infringement claims, which may be time-consuming and would cause us to incur substantial costs.”

Regulations on Domain Name

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names promulgated by the MIIT on August 24, 2017 and came into effect on November 1, 2017, and the Implementing Rules of China ccTLD Registration issued by China Internet Network Information Center on June 18, 2019. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

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

According to the Social Insurance Law of the PRC, promulgated by the SCNPC and effective from July 1, 2011 and amended on December 29, 2018, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, the Regulation of Unemployment Insurance, and the Interim Regulation on the Collection and Payment of Social Insurance Premiums, an employer is required to contribute social insurance for its employees in the PRC, including basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002 and March 24, 2019, an employer is required to make contributions to a housing fund for its employees. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.”

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

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the FIL, and the FIL Implementation Rules. Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate 10% of their respective after-tax profits as the statutory common reserve when it distributes its after-tax profit for the current fiscal year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises.

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

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent that such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Double Taxation Avoidance and the Tax Evasion Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Taxation Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from certain investments. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective on January 1, 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. We may be classified as PRC resident tax payers. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Regulations on Value-Added Tax

Pursuant to the Provisional Regulation of the PRC on Value-Added Tax issued by the State Council, effective on January 1, 1994, which was amended on November 10, 2008, February 6, 2016 and on November 19, 2017, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay a valued-added tax, or VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the Ministry of Finance and the SAT on Adjusting Value-Added Tax Rates was promulgated, which provides that effective from the date of May 1, 2018, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. On March 20, 2019, the Announcement on Relevant Policies for Deepening Value-Added Tax Reform was jointly promulgated the Ministry of Finance, the SAT and the General Administration of Customs, which further provides that effective from the date of April 1, 2019, the VAT rate of gross proceeds from sales and importation of goods and provision of services shall be adjusted from 16% to 13%, with the VAT rate of certain categories of goods shall be adjusted from 10% to 9%. In addition, under the Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, our VIE and its principal subsidiaries, as of the date of this annual report:

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

Second Amended and Restated Equity Pledge Agreement.  Pursuant to the second amended and restated equity pledge agreement, dated February 27, 2020, among our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian, the shareholders of Beijing Niudian have pledged the 100% equity interests in Beijing Niudian to our WFOE to guarantee performance by the shareholders of their obligations under the second amended and restated exclusive option agreement and powers of attorney, as well as the performance by Beijing Niudian of its obligations under the amended and restated exclusive business cooperation agreement and the second amended and restated exclusive option agreement. In the event of a breach by Beijing Niudian or any of its shareholders of contractual obligations under the second amended and restated equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Niudian and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing Niudian also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Beijing Niudian undertakes that, without the prior written consent of our WFOE, it will not assist or allow any encumbrance to be created on the pledged equity interests. In February 2021, we completed the registration of the equity pledge under the second amended and restated equity pledge agreement with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

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

In June 2018, our WFOE and Jiangsu Xiaoniu entered into the amended and restated exclusive business cooperation agreement, which contains terms substantially similar to the amended and restated exclusive business cooperation agreement between our WFOE and Beijing Niudian described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIE

Second Amended and Restated Exclusive Option Agreements.  Pursuant to the second amended and restated exclusive option agreement, dated February 27, 2020, among our company, our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian has irrevocably granted our company an exclusive option to purchase all or part of his or her equity interests in Beijing Niudian. Our company or our designated person may exercise such options at the price of RMB100 or the lowest price permitted under applicable PRC law. The shareholders of Beijing Niudian undertake that, without our company’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Beijing Niudian, (ii) transfer or otherwise dispose of their equity interests in Beijing Niudian, (iii) change Beijing Niudian’s registered capital, (iv) amend Beijing Niudian’s articles of association, (v) dispose of Beijing Niudian’s material assets or enter into any material contract with a value of over RMB100,000 (except in the ordinary course of business), or (vi) merge Beijing Niudian with any other entity. In addition, Beijing Niudian undertakes that, without our company’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The second amended and restated exclusive option agreement will remain effective until all equity interests in and all the assets of Beijing Niudian have been transferred to our company or our designated person.

In the opinion of DaHui Lawyers, our PRC legal counsel:

●	the ownership structures of our VIE in China and our WFOE, are not in violation of applicable PRC laws and regulations currently in effect; and
●	the contractual arrangements between our Company, our WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

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

Our headquarters is located in Beijing, China, where we lease and occupy our office space with an aggregate floor area of approximately 3,600 square meters. Our Niu Innovation Lab is located in Shanghai, China, where we lease and occupy our office space with an aggregate floor area of approximately 1,100 square meters. Our manufacturing facility and after sales services facilities are in Changzhou, China, where we have both owned and leased facilities with a combined building area of approximately 111,500 square meters. In May 2020, we made prepayment of RMB39.4 million in addition to prepayment of RMB2 million in 2019 to acquire land use rights of a piece of land with total area of 61,148 square meters. In January 2021, we obtained the land use rights certificate. We are in the process of building a new manufacturing facility on this piece of land to expand the production capacity in order to meet the expected increasing demand of our e-scooters. The new facility is expected to be put into trial operation during the second quarter of 2021 and the full construction is expected to complete by the end of 2021. Upon completion, this new facility is expected to have a production capacity of approximately 1 million units per annum. We expect to spend RMB70 million for the construction of the new facility. The expenditure will be financed through our existing cash reserve.

The following table sets forth the location, approximate size and primary use of facilities that we own or we lease:

Our Own Facility
	Approximate Size
	(Building) in
Location	Square Meters	Primary Use
Changzhou	111,467	Manufacturing and Maintenance Facility

	Approximate Size
	(Building) in
Location	Square Meters	Primary Use	Lease Expiration Date
Beijing	3,615	Office	December 31, 2024
Shanghai	638	Office	September 30, 2021
Shanghai	346	Office	November 14, 2021
Shanghai	159	Office	June 30, 2021
Changzhou	12,000	Manufacturing Facility	December 31, 2024

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

Overview

We currently design, manufacture and sell high-performance electric bicycles and motorcycles. We have a streamlined product portfolio consisting of eight series, consisting of four e-scooter series, which are our key products and contributed to the majority of our sales, two urban commuter electric motorcycles, one performance bicycle series, and one kick-scooter series. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sell and service our products through a unique “city partner” system in China, which consisted of 246 city partners with 1,616 franchised stores in over 199 cities in China, and 36 distributors in 46 countries overseas as of December 31, 2020, as well as on our own online store and third-party e-commerce platforms.

Our brand “NIU,” representing style, freedom and technology, has inspired many followers and also enabled us to build a loyal user base. We also offer the NIU app as an integral part of the user experience. Capitalizing on our premium brand, we have also been able to sell lifestyle accessories, which are well received by customers.

We currently generate a majority of our revenues from sales of e-scooters to our distributors offline or to individual consumers online. We also generate revenues by selling accessories and spare parts and providing mobile app and other services.

We have grown rapidly during the recent years. Our revenues were RMB2,444.3 million (US$374.6 million) in 2020, representing an increase of 17.7% from RMB2,076.3 million in 2019.

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

The COVID-19 outbreak had an adverse impact on our results of operations in the first quarter of 2020. Due to the decreasing demand as a result of the outbreak, our revenues of the first quarter of 2020 saw a decrease of 34.4% year over year. We also incurred fixed costs in operating expenses despite the decrease in sales and level of operations. Beginning in the second quarter of 2020, we experienced recovery and growth in results of operations propelled by the strong recovery in sales in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our financial and operating performance may be adversely affected by epidemics or other public health crises.”

While our business is influenced by these general factors, our results of operations are more directly affected by company specific factors, including the following major factors:

●	our ability to increase e-scooter sales volume;
●	our ability to develop and sell more accessories and spare parts and services;
●	our ability to manage our supply chain and manufacturing;
●	our ability to enhance our operational efficiency; and
●	our ability to expand into international markets.

Our ability to increase e-scooter sales volume

Increase in the e-scooters sales volume is a key driver of our revenue growth. Our revenues increased by 40.5% from RMB1,477.8 million in 2018 to RMB2,076.3 million in 2019, and further by 17.7% to RMB2,444.3 million (US$374.6 million) in 2020. The number of e-scooters sold increased by 24.1% from 339,585 in 2018 to 421,327 in 2019, and by 42.8% further to 601,652 in 2020. The following table shows the number of e-scooters we sold in the years presented:

	For the Year ended December 31,
	2018		2019		2020
	Units	%	Units	%	Units	%
NQi Series	117,289	34.5	116,693	27.7	103,345	17.2
MQi Series	122,233	36.0	75,802	18.0	136,032	22.6
UQi Series	100,063	29.5	206,747	49.1	193,718	32.2
Gova Series	—	—	22,085	5.2	168,537	28.0
NIU Aero Series	—	—	—	—	20	0.0
Total	339,585	100.0	421,327	100.0	601,652	100.0

Our ability to increase e-scooters sales volume depends on our ability to innovate in design and technology and offer e-scooter products that meet the users’ demand. Currently our e-scooter lineup consists of four series, including NQi, MQi, UQi and Gova, with multiple models and specifications for each series. We have launched two or more series or models each year since 2018 and plan to continue the practice in the near and medium term, aiming to cover the full spectrum of the urban mobility solutions. Moreover, our ability to increase the sales volume also depends on our ability to continually enhance our brand to attract users and purchases, as well as our ability to successfully execute our omnichannel retail model and expand our sales network both domestically and globally.

Our ability to develop and sell more accessories and spare parts and services

Our results of operations are affected by our ability to develop and sell more accessories and spare parts. Leveraging our strong lifestyle brand, we have been able to generate revenues from selling accessories and spare parts. Revenues generated from selling accessories and spare parts represented 6.2%, 12.2% and 10.6% of our net revenues in 2018, 2019 and 2020, respectively. We will continue to enhance our brand and capitalize on our premium brand to develop and sell more accessories to capture more business opportunities.

Our results of operations are also affected by our ability to sell more services. We generate revenue from the NIU app by providing subscription-based mobile app services. Users will need to subscribe for the mobile app service by paying a fee after an initial period of one or two years. Revenues generated from providing services 1.1%, 1.7% and 1.7% of our revenues in 2018, 2019 and 2020, respectively. We will continue to further enhance the connectivity and other smart functionalities of our e-scooters and the NIU app and improve the user experience. This not only provides us with additional revenue streams but also improves our gross margin.

Our ability to manage our supply chain and manufacturing

Material and manufacturing costs of our e-scooters have historically accounted for a majority of our cost of revenues. Our future profitability is significantly dependent on our ability to control those costs as a percentage of our revenues, which in turn depends on our ability to effectively manage our supply chain and manufacturing process. Raw materials and components used in the production of our e-scooters are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. We generally engage multiple suppliers for the key components to minimize the dependency on any single supplier. We will continue to collaborate with our suppliers to manage the cost, capacity and quality of the raw materials and components. As our business grows in scale, we have obtained more bargaining power and hence more favorable terms from suppliers, including pricing terms. Our gross margin improved from 13.4% in 2018 to 23.4% in 2019, and reached 22.9% in 2020 despite the impact from COVID-19, and the cost of revenue reduction contributed to a significant portion of such improvement. Our ability to control cost of products sold also depends on our successful adoption of automatic and intelligent manufacturing equipment and procedures, and effective utilization of our platform-based engineering system, through which designs of new models may be easily adaptable to our existing production lines.

Our ability to enhance our operational efficiency

Our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. Excluding share-based compensation expense, selling and marketing expenses have historically represented the largest portion of our total operating expenses. The advertising and promotion expenses, consisting primarily of online and offline advertisements, are event-driven, and tend to be higher when we launch new products. Excluding advertising and promotions expenses, our selling and marketing expenses as a percentage of our revenues was 5.0%, 5.0% and 4.7% in 2018, 2019 and 2020, respectively.

Our ability to lower our selling and marketing expenses as a percentage of revenues depends on our ability to manage our branding and promotion efforts, and improve selling and marketing efficiency. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. In addition to online channels, we sell and service our products through distribution channels, which consisted of 246 city partners with 1,616 franchised stores in over 199 cities in China and 36 distributors in 46 countries overseas as of December 31, 2020. These distributors promote our brand and market our products and services at their own cost. We will continue to expand and leverage our sales network to enhance our brand and improve sales efficiency. In addition, as our business grows, we expect to achieve greater operating leverage, increase the productivity of our personnel, and obtain more favorable terms from our suppliers.

Our ability to expand to international markets

We have experienced significant growth in our sales in international markets. As of December 31, 2020, we sold our smart e-scooters through 36 distributors in 46 countries overseas. In 2018, 2019 and 2020, 10.8%, 20.9% and 16.6% of our revenues were derived from sales in overseas markets. We believe our global opportunity is significant despite the current adverse impact of COVID on those markets, and we will enter into selected overseas markets that offer identified growth opportunities and favorable government policies. In Europe, we will continue to expand our distribution network, launch new products suitable for local markets, partner with global leading companies to co-brand premium smart e-scooter models, and may seek different business opportunities such as the e-scooter sharing and commercial fleet to drive the growth beyond retail. We will pursue differentiated international strategies for different overseas markets, such as Southeast Asia and India. We believe that our expansion into selected international markets will not only drive our revenue growth but also enhance our brand awareness.

Key Components of Results of Operations

Revenues

We generate revenues from sales of e-scooters, sales of accessories and spare parts, and provision of mobile app and other services. The following table sets forth the break-down of our revenues, in amounts and as percentages of revenues for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Revenues:
E-scooter sales	1,370,522	92.7	1,787,274	86.1	2,143,292	328,474	87.7
Accessories and spare parts sales	91,373	6.2	253,800	12.2	258,929	39,683	10.6
Service revenues	15,886	1.1	35,215	1.7	42,108	6,453	1.7
Total	1,477,781	100.0	2,076,289	100.0	2,444,329	374,610	100.0

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

Accessories and spare parts sales.  We sell proprietary accessories and spare parts to be installed on or used with our e-scooters, such as rear storage boxes and front baskets. We also offer NIU-branded accessories and general merchandise, such as decorative car plates, key chains, bicycles and apparel.

Service revenues.  Our service revenues primarily relate to our services associated with NIU app, NIU Cover and R&D services to strategic partner.

●	NIU app. We generate revenues from the NIU app by providing subscription-based mobile app services. The subscription fee for the initial one to two years is included in the retail price of our smart e-scooters, and after the initial period, users will need to pay a fee to renew the subscription.
●	NIU Cover. We facilitate the sale of insurance policies for our e-scooters to individual customers, which are provided by third-party insurance companies.
●	R&D services. We collaborate with a strategic partner for a joint R&D project and we earn revenues from the R&D services we provided.

In 2018, 2019 and 2020, we generated 89.2%, 79.1% and 83.4% of our revenues from the PRC, respectively, and the rest from overseas markets.

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

Gross margin

Our gross margin is mainly affected by the retail price, product mix change, sales volume rebate and the cost of revenue per e-scooter. The following table shows our gross profit and gross margin for each of the years presented:

	For the Year Ended December 31,
	2018		2019		2020

	(in thousands, except for percentage data)
Gross profit	RMB	198,625	RMB	486,551	RMB	559,149	US$	85,693
Gross margin		13.4%		23.4%		22.9%		22.9%

Operating expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the break-down of our total operating expenses, in amounts and as percentages of total operating expenses for each of the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentage data)
Operating expenses:
Selling and marketing expenses	150,151	29.2	182,873	55.5	200,761	30,768	48.9
Research and development expenses	91,812	17.8	67,187	20.4	105,335	16,143	25.6
General and administrative expenses	272,464	53.0	79,616	24.1	104,860	16,070	25.5
Total	514,427	100.0	329,676	100.0	410,956	62,982	100.0

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

General and administrative expenses.  Our general and administrative expenses mainly consist of payroll and related costs for employees engaging in general corporate functions, professional fees, foreign currency exchange gain (losses) and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. We expect that our general and administrative expenses (excluding share-based compensation expenses) will increase in absolute amounts in the foreseeable future, as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong, Niu Technologies Group Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by Niu Technologies Group Limited is taxed at half the current tax rate (i.e., 8.25%) while the remaining profits continues to be taxed at the existing 16.5% tax rate. Niu Technologies Group Limited is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Niu Technologies Group Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, 2019 or 2020.

PRC

Our PRC subsidiaries, the VIE, and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law, or the CIT Law, and are subject to a statutory income tax rate of 25%. Current income tax expense of RMB39,236,745 and deferred income tax benefit of RMB18,150,489 were recognized for the year ended December 31, 2020. Current income tax expense of RMB7,460,535 and deferred income tax expense of RMB753,806 were recognized for the year ended December 31, 2019. Nil current and deferred income tax expense was recognized for the year ended December 31, 2018.

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise, or FIE, to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where Niu Technologies is incorporated, does not have such tax treaty with China. According to the Double Taxation Avoidance and the Tax Evasion Arrangement, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the immediate holding company owns at least 25% of the equity interest of the FIE and satisfies all other requirements under the tax arrangement and receives approval from the relevant tax authority. We did not record any dividend withholding tax, as our PRC entities have no retained earnings in the periods presented. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Revenues	1,477,781	100.0	2,076,289	100.0	2,444,329	374,610	100.0
Cost of revenues(1)	(1,279,156)	(86.6)	(1,589,738)	(76.6)	(1,885,180)	(288,917)	(77.1)
Gross profit	198,625	13.4	486,551	23.4	559,149	85,693	22.9
Operating expenses(1)
Selling and marketing expenses	(150,151)	(10.2)	(182,873)	(8.8)	(200,761)	(30,768)	(8.2)
Research and development expenses	(91,812)	(6.2)	(67,187)	(3.2)	(105,335)	(16,143)	(4.3)
General and administrative expenses	(272,464)	(18.4)	(79,616)	(3.8)	(104,860)	(16,070)	(4.3)
Total operating expenses	(514,427)	(34.8)	(329,676)	(15.9)	(410,956)	(62,982)	(16.8)
Government grants	1,396	0.1	29,834	1.4	22,441	3,439	0.9
Operating income (loss)	(314,406)	(21.3)	186,709	9.0	170,634	26,151	7.0
Change in fair value of a convertible loan	(34,500)	(2.3)	—	0.0	—	—	0.0
Interest expenses	(7,722)	(0.5)	(11,397)	(0.5)	(7,381)	(1,131)	(0.3)
Interest income	2,999	0.2	16,899	0.8	8,787	1,347	0.4
Investment income	4,602	0.3	6,088	0.3	17,698	2,712	0.7
Income (loss) before income taxes	(349,027)	(23.6)	198,299	9.6	189,738	29,079	7.8
Income tax expense	—	—	(8,214)	(0.4)	(21,086)	(3,232)	(0.9)
Net income (loss)	(349,027)	(23.6)	190,085	9.2	168,652	25,847	6.9
(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	247	292	644	99
Selling and marketing expenses	2,125	4,657	9,945	1,524
Research and development expenses	52,864	4,207	10,918	1,673
General and administrative expenses	210,639	10,466	18,102	2,774
Total	265,875	19,622	39,609	6,070

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 17.7% from RMB2,076.3 million in 2019 to RMB2,444.3 million (US$374.6 million) in 2020, which was primarily due to an increase in e-scooter sales volume.

The revenues from e-scooter sales increased by 19.9% from RMB1,787.3 million in 2019 to RMB2,143.3 million (US$328.5 million) in 2020, which was mainly due to an increase in the sales volume of e-scooters by 42.8% from 421,326 in 2019 to 601,652 in 2020. The increase in the sales volume of e-scooters was driven by the expansion of our sales network in China from 1,050 franchised stores as of December 31, 2019 to 1,616 franchised stores as of December 31, 2020 and an increase in the number of distributors in the overseas markets from 29 as of December 31, 2019 to 36 as of December 31, 2020.

The revenues per e-scooter decreased from RMB4,928.0 in 2019 to RMB4,062.7 in 2020, mainly due to a change in product mix. The respective impact from the change in sales volume of e-scooters and revenues per e-scooter on our revenues in 2020, as compared to 2019, was RMB888.6 million (calculated by assuming the revenues per e-scooter in 2020 was the same as that in 2019) and RMB364.6 million (calculated by assuming the sales volume of e-scooters in 2019 was the same as that in 2020).

The growth of accessories and spare parts sales and service revenues also contributed, to a lesser extent, to the increase in our revenues. The revenues from accessory and spare parts sales increased from RMB253.8 million in 2019 to RMB258.9 million (US$39.7 million) in 2020, mainly due to an increase in the sales volume of e-scooters in China, with which purchases of accessories and spare parts usually correlate. The service revenues increased from RMB35.2 million in 2019 to RMB42.1 million (US$6.5 million) in 2020, mainly attributable to the continued growth of our user base.

Cost of revenues

Our cost of revenues increased by 18.6% from RMB1,589.7 million in 2019 to RMB1,885.2 million (US$288.9 million) in 2020, along with the growth of our business. The increase was primarily attributable to an increase in cost of products from RMB1,513.8 million in 2019 to RMB1,817.1 million (US$278.5 million) in 2020, which was primarily due to the increase in the sales volume of e-scooters.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, decreased from RMB3,773.2 in 2019 to RMB3,133.3 in 2020, which was primarily due to a change in product mix.

Gross profit

We generated a gross profit of RMB559.1 million (US$85.7 million) in 2020, as compared to a gross profit of RMB486.6 million in 2019. Our gross margin slightly decreased from 23.4% in 2019 to 22.9% in 2020, which was primarily due to the change in product mix.

Selling and marketing expenses

Our selling and marketing expenses increased by 9.8% from RMB182.9 million in 2019 to RMB200.8 million (US$30.8 million) in 2020. The increase was primarily due to an increase of RMB8.6 million in depreciation and amortization, an increase of RMB6.1 million in online platform fee, an increase of RMB4.8 million in staff cost, an increase of RMB5.3 million in share-based compensation, and a decrease of RMB3.2 million in travel expenses. The increase in depreciation and amortization was due to higher depreciation of furniture and decoration expenditures of the franchised stores as a result of the increased number of stores. The increase in online platform fee was due to enhanced online branding and marketing activities. The increase in staff cost and share-based compensation was due to an increase in the number of sales staff and additional share incentive grants. The decrease in travel expenses was due to reduced travel frequency during COVID-19. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our revenues was 4.7% in 2020, as compared to 5.0% in 2019.

Research and development expenses

Our research and development expenses increased by 56.8% from RMB67.2 million in 2019 to RMB105.3 million (US$16.1 million) in 2020. The increase was mainly attributable to an increase of RMB18.5 million in staff cost, an increase of RMB9.8 million in design expenses, an increase of RMB6.7 million in share-based compensation, and an increase of RMB1.7 million in depreciation and amortization. The increase in staff cost and share-based compensation was mainly due to an increase in the number of staff and additional share incentive grants. The increase of design expenses and depreciation and amortization was due to our efforts to expand our product portfolio. Our research and development expenses as a percentage of our revenues increased from 3.2% in 2019 to 4.3% in 2020.

General and administrative expenses

Our general and administrative expenses increased by 31.7% from RMB79.6 million in 2019 to RMB104.9 million (US$16.1 million) in 2020. The increase was primarily due to an increase of RMB9.7 million in foreign currency exchange loss, an increase of RMB7.6 million in share-based compensation, an increase of RMB5.0 million in tax and surcharge and an increase of RMB4.0 million in rental expenses. The increase in foreign currency exchange loss was mainly because of the depreciation of US dollar. The increase in share-based compensation expenses was mainly because of additional share incentive grants. The increase in tax and surcharges is mainly due to higher revenues. The increase in rental expenses was mainly due to larger office space. Our general and administrative expenses as a percentage of our revenues increased from 3.8% in 2019 to 4.3% in 2020.

Government grants

Our government grants decreased from RMB29.8 million in 2019 to RMB22.4 million (US$3.4 million) mainly consisting of various incentives from local government authorities. Those grants were for the purpose of giving immediate financial support from local government authorities with no future related costs or obligations.

Net income

As a result of the foregoing, our net income was RMB168.7 million (US$25.8 million) in 2020, compared to RMB190.1 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 40.5% from RMB1,477.8 million in 2018 to RMB2,076.3 million in 2019, which was primarily due to the increase in both e-scooter sales volume and revenues per e-scooter.

The revenues from e-scooter sales increased by 30.4% from RMB1,370.5 million in 2018 to RMB1,787.3 million in 2019, which was mainly due to an increase in the sales volume of e-scooters by 24.1% from 339,585 in 2018 to 421,326 in 2019. The increase in the sales volume of e-scooters was driven by the expansion of our sales network in China from 760 franchised stores as of December 31, 2018 to 1,050 franchised stores as of December 31, 2019 and the increase in the number of distributors in the overseas markets from 22 as of December 31, 2018 to 29 as of December 31, 2019.

The revenues per e-scooter increased from RMB4,352 in 2018 to RMB4,928 in 2019, mainly due to a change in product mix. The respective impact from the change in sales volume of e-scooters and revenues per e-scooter on our revenues in 2019, as compared to 2018, was RMB355.7 million (calculated by assuming the revenues per e-scooter in 2019 was the same as that in 2018) and RMB242.7 million (calculated by assuming the sales volume of e-scooters in 2018 was the same as that in 2019).

The growth of accessories and spare parts sales and service revenues also contributed, to a lesser extent, to the increase in our revenues. The revenues from accessory and spare parts sales increased from RMB91.4 million in 2018 to RMB253.8 million in 2019, mainly due to an increase in the sales volume of e-scooters, with which purchases of accessories and spare parts usually correlate, and an increase in the sales of spare parts to overseas sharing operators. The service revenues increased from RMB15.9 million in 2018 to RMB35.2 million in 2019, mainly attributable to the continued growth of our user base and R&D services provided to our strategic partners.

Cost of revenues

Our cost of revenues increased by 24.3% from RMB1,279.2 million in 2018 to RMB1,589.7 million in 2019, along with the growth of our business. The increase was primarily attributable to the increase in cost of products from RMB1,236.0 million in 2018 to RMB1,513.8 million in 2019, which was primarily due to the increase in the sales volume of e-scooters.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, slightly increased from RMB3,767 in 2018 to RMB3,773 in 2019, as a result of change in product mix.

Gross profit

We generated a gross profit of RMB486.6 million in 2019, as compared to a gross profit of RMB198.6 million in 2018. Our gross margin improved from 13.4% in 2018 to 23.4% in 2019, which was primarily due to the higher retail prices and change in product mix.

Selling and marketing expenses

Our selling and marketing expenses increased by 21.8% from RMB150.1 million in 2018 to RMB182.9 million in 2019. The increase was primarily due to an increase of RMB9.7 million in depreciation and amortization, an increase of RMB6.3 million in product certification fee, an increase of RMB5.5 million in staff cost, and an increase of RMB3.6 million in travel expenses. The increase in depreciation and amortization was due to higher depreciation of furniture and decoration expenditures of the franchised stores as a result of increased number of stores. The increase in product certification fee was due to the new regulations implemented from April 2019 in China. The increase in staff cost and travel expenses were due to an increase in the number of sales staff. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our revenues was 5.0% in 2019, the same as 2018.

Research and development expenses

Our research and development expenses decreased by 26.8% from RMB91.8 million in 2018 to RMB67.2 million in 2019. The decrease was mainly attributable to a decrease of RMB48.7 million in share-based compensation, partially offset by an increase of RMB14.1 million in staff cost and RMB7.8 million in design expenses. The decrease in share-based compensation expenses was mainly due to the higher expenses that arose from the accelerated vesting of certain restricted ordinary shares during 2018 and the transfer of a number of ordinary shares from a shareholder to one of our vice presidents for nil consideration in June 2018. The increase in staff cost was mainly due to an increase in the number of staff. The increase of design expenses was due to our efforts to expand our product portfolio. Our research and development expenses as a percentage of our revenues decreased from 6.2% in 2018 to 3.2% in 2019.

General and administrative expenses

Our general and administrative expenses decreased by 70.8% from RMB272.5 million in 2018 to RMB79.6 million in 2019. The decrease was primarily due to a decrease of RMB200.2 million in share-based compensation and RMB21.8 million loss for the inventories damaged and cost incurred to repair property and equipment in April 2018, partially offset by an increase of RMB12.3 million in staff cost. The decrease in share-based compensation expenses allocated to general and administrative expenses was mainly because of the higher expenses that arose from accelerated vesting of certain restricted ordinary shares during 2018. The increase in staff cost was mainly due to the increased number of staff. Our general and administrative expenses as a percentage of our revenues decreased from 18.4% in 2018 to 3.8% in 2019.

Government grants

Our government grants increased from RMB1.4 million in 2018 to RMB29.8 million mainly consisting of various incentives from local government authorities. Those grants were for the purpose of giving immediate financial support from local government authorities with no future related costs or obligations.

Net income (loss)

As a result of the foregoing, our net income was RMB190.1 million in 2019, compared with a net loss of RMB349.0 million in 2018.

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

Revenue recognition

We generate substantially all of our revenues from sales of electric scooters, accessories and spare parts to our PRC domestic offline distributors and overseas offline distributors or directly to individual customers online. We also generate our revenues from our subscription-based mobile app services, as well as insurance service as an agent.

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

The transfer of control of the products is satisfied at a point in time, which occurs when the products are accepted by the domestic offline distributors, overseas offline distributors or individual customers. When we sell products to our domestic offline distributors for domestic sales, acceptance of the products by the domestic offline distributors is evidenced by goods receipt notes signed by the domestic offline distributors, which is generally at our warehouse. When we sell products to distributors for oversea sales, acceptance of the products by overseas offline distributors is evidenced upon the products are delivered to and accepted by distributors at the named port of shipment. When we sell products to individual customers through its own online store and third-party e-commerce platform, we are responsible for the delivery to individual customers. Acceptance of the products is evidenced by goods receipt notes signed by individual customers.

We provide sales volume rebate to qualified distributors based on the volume sold to such distributors in a certain period and grant online individual customers unconditional right to return the products within 7 days after their acceptance.

Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to domestic offline distributors, overseas offline distributors or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns is estimated based on historical experiences, which were insignificant for the years ended December 31, 2018, 2019 and 2020.

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

Income taxes

Our current income taxes are provided on the basis of net income (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Our deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

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

Share-based compensation expenses in relation to our restricted ordinary shares and restricted share units are measured based on the fair value of our ordinary shares at the grant date of the award. Prior to our initial public offering, the fair value was estimated using the income approach and equity allocation method. Estimation of the fair value of our ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants are made. After our initial public offering, the fair value is the closing prices of our stock traded in the open market as of the grant date. Share-based compensation expenses in relation to the share options are estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of our ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility (estimated based on the historical volatility of our company and comparable peer public companies with a time horizon close to the expected term of our company’s options), risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using our estimates and assumptions.

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

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Share Incentive Plan, if determined and approved by the board of directors for the relevant fiscal year. Our board of directors has approved annual increases of 2,230,111, 2,241,253, and 2,285,407 ordinary shares, representing 1.5% of total issued and outstanding shares as of December 31, 2018, 2019, and 2020, respectively, pursuant to the 2018 Share Incentive Plan. Share options and restricted share units are generally granted with 25% vesting on each anniversary of the grant date.

From January 1, 2018 to December 31, 2020, our board of directors granted the following options to our employees and directors:

				Fair Value of the
			Fair Value of the	Underlying Ordinary
		Exercise Price	Options as of the	Share as of the
Grant Date	Number of Options	(US$/Share)	Grant Date (US$)	Grant Date (US$)
February 1, 2018	174,500	0.20	1.87	2.05
May 1, 2018	958,196	0.00—0.20	1.87—2.05	2.06
November 1, 2018	83,000	0.20	3.92	4.10
August 1, 2019	4,180,000	3.425	3.05-3.30	3.425

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2018 and 2019 were as follows. Changes in these assumptions could significantly affect the fair value of stock options.

Grant Date:	2018	2019
Risk-free rate of return (per annum)(1)	2.78%—3.13%	1.90%
Expected volatility(2)	49.9%—50.9%	47.9%
Expected dividend yield(3)	0%	0%
Expected exercise multiple(4)	2.2	2.2—2.8
Expected term (in years)(5)	10	10

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

Compensation expenses recognized for share options for the years ended December 31, 2018, 2019 and 2020 were RMB5.7 million, RMB12.0 million and RMB17.7 million (US$2.7 million), respectively. As of December 31, 2020, RMB35.2 million (US$5.4 million) of total unrecognized compensation expenses related to share options are expected to be recognized over a weighted average period of approximately 2.41 years.

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

In April, October and November of 2020, we granted an aggregate of 2,187,700 restricted share units to our employees. Restricted share unites were granted with 25% vesting on each anniversary of the grant date.

Compensation expenses recognized for restricted share units for the years ended December 31, 2018, 2019 and 2020 were RMB0.4 million, RMB7.6 million and RMB21.9 million (US$3.4 million). As of December 31, 2020, RMB69.1 million (US$10.6 million) of total unrecognized compensation expenses related to restricted share units are expected to be recognized over a weighted average period of approximately 2.85 years.

Fair value of our ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares on various dates for the following purposes:

●	determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any;
●	determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award and restricted ordinary shares to our employees as one of the inputs into determining the grant date fair value; and
●	determining the fair value of convertible loans issued by us, which is measured at fair value in its entirety with amount of changes in fair value recognized in earnings in consolidated statements of comprehensive loss, at each balance sheet date.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

	Fair Value
	Per Ordinary	Discount
Date	Share (US$)	Rate	DLOM
August 1, 2017	1.01	22%	18%
November 1, 2017	1.22	21%	16%
December 31, 2017	1.31	21%	16%
February 1, 2018	2.05	20%	13%
May 1, 2018	2.06	20%	13%
June 8, 2018	2.62	18%	11%

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

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately—Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

●	our operating and financial performance;
●	current business conditions and projections;
●	our stage of development;
●	the prices, rights, preferences and privileges of our convertible preference shares relative to our ordinary shares;
●	the likelihood of achieving a liquidity event for the ordinary shares underlying these share-based awards, such as an initial public offering;
●	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and
●	the market performance of industry peers.

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

Cash flows and working capital

We had net cash provided by operating activities of RMB8.6 million, RMB178.7 million and RMB465.6 million (US$71.4 million) in 2018, 2019 and 2020, respectively.

Our primary sources of liquidity have been cash provided by operating activities and financing activities. As of December 31, 2020, we had RMB395.5 million (US$60.6 million) in cash and restricted cash, of which approximately 9.2% were held in Renminbi and the remainder was mainly held in U.S. dollars.

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

Our accounts receivable represent primarily accounts receivable from the distributors that purchased our e-scooters and accessories and spare parts. As of December 31, 2019 and 2020, our accounts receivable, net of allowance for doubtful accounts, were RMB115.2 million and RMB101.3 million (US$15.5 million), respectively. Our accounts receivable turnover days increased from 8 days in 2018 to 15 days in 2019, and further to 16 days in 2020 mainly due to our change of credit policies for Chinese distributors where selected qualified distributors enjoy credit terms. A vast majority of the distributors make full payments upfront for their orders. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to suppliers from whom we purchased raw materials and components for our products. As of December 31, 2019 and 2020, our accounts payable were RMB259.0 million and RMB395.8 million (US$60.7 million), respectively. The increase was primarily due to higher amount of procurement from suppliers as a result of the growth of our business. Our accounts payable turnover days increased from 53 days in 2018 to 58 days in 2019 and further to 63 days in 2020, which was primarily due to the change in our supplier mix and longer payment terms from selected suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

Our advances from customers represent primarily the pre-paid sales price from the distributors that purchased our e-scooters and accessories and spare parts. As of December 31, 2019 and 2020, our advances from customers were RMB7.5 million and RMB40.1 million (US$6.1 million), respectively. Our advances from customer turnover days decreased from 9 days in 2018 to 2.5 days in 2019 and increased to 3.5 days in 2020. The changes in our advances from customers and the turnover days were primarily due to the fluctuations in pre-sales orders received from distributors. Advance from customers turnover days for a given period are equal to average advances from customers balances at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our inventories primarily include our raw materials, work in progress and finished goods for our e-scooters and accessories and spare parts. As of December 31, 2019 and 2020, our inventories were RMB178.6 million and RMB142.2 million (US$21.8 million), respectively. The decrease was primarily due to higher efficiency in fulfillment and operation. Our inventory turnover days increased from 33 days in 2018 to 37 days in 2019 and decreased to 31 days in 2020, which was primarily due to the fluctuations in fulfilment and sales order forecast. Inventory turnover days for a given period are equal to average of the balances of inventories, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

We have the following short-term bank borrowings:

●	In December 2015 and March 2016, respectively, Jiangsu Xiaoniu entered into two line-of-credit agreements with East West Bank that provide revolving credit facility, in aggregate, for up to RMB100.0 million, each with a one-year term. The interest rate of the drawn down funds was at 2.8% per annum. To collateralize these lines of credits, our group deposited US$16.0 million in aggregate with East West Bank. The line-of-credit agreements were subsequently amended several times to (i) extend the maturity date to April 15, 2020 and (ii) modify the interest rate. In April 2020, the loan was fully repaid.
●	In November 2017, Jiangsu Xiaoniu entered into a facility agreement with SPD Silicon Valley Bank that provides credit facility of up to RMB60.0 million with a one-year term. The interest rate of the loan is at standard rate published by People’s Bank of China. To collateralize this credit facility, we deposited US$10.0 million with SPD Silicon Valley Bank. The facility agreement was subsequently amended several times and in June 2020, Jiangsu Xiaoniu entered into an amendment agreement to (i) extend the maturity date, which is currently June 11, 2021, (ii) change the credit facility to RMB160.0 million, (iii) change the collateral to deposit US Dollar in equivalent to RMB176 million at the time of drawdown. As of December 31, 2020, the outstanding balance under this facility was RMB160.0 million bearing interest at 3.85% per annum.
●	In January 2019, Beijing Niudian obtained a one-year short-term bank borrowing of RMB28.5 million with interest rate of 5.32% per annum from Bank of Ningbo. Niudian Information provided guarantee for this borrowing by a restricted cash of RMB30 million. In January 2020, the loan was fully repaid.
●	In December 2019, Jiangsu Xiaoniu obtained a one-year short-term bank borrowing of RMB 20.0 million, which bears interest at a rate of 4.5675% per annum, from Bank of China, which are jointly guaranteed by Beijing Niudian Technology Co., Ltd. and Changzhou Niudian International Trading Technology Co., Ltd. In July 2020, the loan was fully repaid. In July 2020, Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB 20.0 million, which bears interest at a rate of 3.85% per annum, from Bank of China. As of December 31, 2020, the outstanding balance of this loan was RMB20.0 million.

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

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	8,569	178,680	465,599	71,356
Net cash used in investing activities	(103,590)	(467,889)	(535,232)	(82,028)
Net cash provided by (used in) financing activities	555,383	35,282	(13,164)	(2,017)
Effect of foreign currency exchange rate changes on cash and restricted cash	6,076	7,206	(23,332)	(3,576)
Net increase (decrease) in cash and restricted cash	466,438	(246,721)	(106,129)	(16,265)
Cash and restricted cash at the beginning of the year	281,885	748,323	501,602	76,874
Cash and restricted cash at the end of the year	748,323	501,602	395,473	60,609

Operating activities

Net cash provided by operating activities in 2020 was RMB465.6 million (US$71.4 million). This amount was primarily attributable to net income of RMB168.7 million (US$25.8 million), adjusted for certain non-cash expenses, principally depreciation and amortization expenses of RMB50.2 million (US$7.7 million) and share-based compensation expenses of RMB39.6 million (US$6.1 million), and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB136.8 million (US$21.0 million) increase in accounts payable, (ii) a RMB30.6 million (US$4.7 million) decrease in inventories and (iii) a RMB32.7 million (US$5.0 million) increase in advance from customers. The increase in accounts payable was primarily due to the growth of our business and operation. The increase in advance from customers was mainly due to the fluctuations in pre-sale orders received from distributors. The decrease in inventories is primarily due to higher efficiency and faster fulfillment.

Net cash provided by operating activities in 2019 was RMB178.7 million. This amount was primarily attributable to net income of RMB190.1 million, adjusted for certain non-cash expenses, principally depreciation and amortization expenses of RMB32.4 million and share-based compensation expenses of RMB19.6 million, write-down of inventories of RMB10.5 million and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB63.9 million increase in accounts receivable and (ii) a RMB46.7 increase in inventories, partially offset by (iii) a RMB25.7 million increase in accrued expenses and other current liabilities and (iv) a RMB20.4 million increase in deferred revenue. The increases in accounts receivable, inventories and deferred revenue were primarily due to the growth of our business and operation. The increase in accrued expenses and other current liabilities was primarily due to the increase in provision for warranty as a result of the growth of accumulated number of e-scooters sold that were still within the warranty period, the increase in sales volume rebates as a result of the growth of sales through distributors, other taxes payable, employee options payable and accrued marketing expenses.

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

Investing activities

Net cash used in investing activities in 2020 was RMB535.2 million (US$82.0 million), consisting primarily of cash paid for purchases of term deposits, short-term investments, land use right, and property, plant and equipment, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

Net cash used in investing activities in 2019 was RMB467.9 million, consisting primarily of cash paid for purchases of term deposits, short-term investments and property, plant and equipment, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

Net cash used in investing activities in 2018 was RMB103.6 million, consisting primarily of cash paid for purchases of property, plant and equipment, intangible assets, term deposits and short-term investments, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

Financing activities

Net cash used in financing activities in 2020 was RMB13.2 million (US$2.0 million), consisting primarily of repayments of short-term bank borrowings, partially offset by the proceeds from exercise of employee stock option.

Net cash provided by financing activities in 2019 was RMB35.3 million, consisting primarily of proceeds from short-term bank borrowings, partially offset by repayments for short-term bank borrowings.

Net cash provided by financing activities in 2018 was RMB555.4 million, consisting primarily of proceeds from issuance of Series B redeemable convertible preferred shares and proceeds from our initial public offering, partially offset by cash paid for repurchase of ordinary shares.

Capital Expenditures

We made capital expenditures of RMB53.2 million, RMB141.0 million and RMB151.6 million (US$23.2 million) in 2018, 2019 and 2020, respectively. Capital expenditures represent cash paid for purchase of property, plant and equipment, intangible assets and land use right. We will continue to make such capital expenditures to support the expected growth of our business.

Holding Company Structure

Our Company, Niu Technologies, is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and VIE. As a result, Niu Technologies’ ability to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and our VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2020, as our WFOE, Beijing Niudian, Shanghai Xiaoniu Internet Technology Co., Ltd. and Changzhou Niudian International Trading Technology Co., Ltd. are in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information On the Company—B. Business Overview— NIU Innovation Lab” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	(RMB in thousands)
Operating lease	45,987	11,173	20,628	13,511	675
Capital commitment	43,057	36,499	5,865	594	99

Our capital commitments are primarily related to the construction project of a building in Changzhou, China.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Information” on page 1 of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Li	42	Chairman of the Board of Directors and Chief Executive Officer
Token Yilin Hu	36	Director and Vice President of Research and Development
Changqing Ye	50	Independent Director
Mei-Wei Cheng	71	Independent Director
Julian Juul Wolhardt	47	Independent Director
John Jinshu Zhang	61	Independent Director
Carl Chuankai Liu	54	Vice President of Design
Hardy Peng Zhang	41	Chief Financial Officer

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

Mr. Changqing Ye has served as our director since October 2018. He currently also serves as an independent director of Baozun Inc., a company listed on Nasdaq, Luzhou City Commercial Bank Co., Ltd., a company listed on the Hong Kong Stock Exchange, Ascentage Pharma Group International, a company listed on the Hong Kong Stock Exchange, Jinxin Fertility Group Limited, a company listed on the Hong Kong Stock Exchange, and Hygeia Healthcare Holdings Limited, a company listed on the Hong Kong Stock Exchange. From February 2011 to December 2015, Mr. Ye served as an investment committee member and then group chief financial officer and managing director of CITIC PE Group. Prior to that, Mr. Ye worked at PricewaterhouseCoopers’ China and UK offices from July 1992 to January 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in China in 1992 and an MBA from Warwick University in 1999. Mr. Ye is a certified public accountant in China.

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

Mr. Julian Juul Wolhardt has served as our director since October 2018. He currently also serves as a non-executive director of China Modern Dairy Holdings Ltd, a company listed on the Hong Kong Stock Exchange, an independent non-executive director of China Mengniu Dairy Company Limited, a company listed on the Hong Kong Stock Exchange, and director of Fujian Sunner Development Co., Ltd., a company listed on the Shenzhen Stock Exchange. Mr. Wolhardt is currently chief executive officer of DCP Advisors Limited and a member of the investment committee of the Hong Kong Stock Exchange. From August 2006 to December 2016, Mr. Wolhardt was a partner focused on Greater China at KKR Asia Limited. Prior to joining KKR Asia Limited, Mr. Wolhardt served as executive director at Morgan Stanley Private Equity Asia from 1998 to 2006. Mr. Wolhardt was an analyst at Lazard Freres & Co from 1996 to 1997 and worked at Coopers & Lybrand from 1995 to 1996. Mr. Wolhardt received his bachelor’s degree in accounting from the University of Illinois (Urbana-Champaign) in 1995. Mr. Wolhardt is a certified public accountant and certified management accountant in the US.

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

Mr. Carl Chuankai Liu has served as our vice president of design since June 2016. Mr. Liu is a highly experienced and accomplished designer. Prior to joining our company, Mr. Liu created his own brand “Carlliu” and served as design director at Designworks, a global creative consultancy owned by BMW, from December 2014 to April 2016. Prior to joining Designworks, Mr. Liu served as the general manager of Idea Dao Design from July 2009 to October 2014, and the creative manager for The Walt Disney Company in China from January 2007 to March 2009. From 1996 to 2006, Mr. Liu was a director with many corporations and design firms, including Intel, Motorola, Sync 2 Design and Astro Studios. Mr. Liu’s signature designs include Compaq iPAQ PDA, Nike running watch Triax 300 and Triax 50, which have won several international awards, such as G-Mark, iF, IDSA and I.D, and sold over a million.

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

In 2020, we paid an aggregate of approximately RMB4.7 million (US$0.7 million) in cash to our executive officers, and approximately RMB1.1 million (US$175 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plans

In January 2016, our shareholders and board of directors approved the 2016 Global Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2018, we amended the 2016 Global Share Incentive Plan, or the Amended and Restated 2016 Plan, so that the maximum aggregate number of ordinary shares that may be issued under the Amended and Restated 2016 Plan is 5,861,480 ordinary shares. As of December 31, 2020, options to purchase 2,759,824 ordinary shares and 465,066 restricted share units had been granted and were outstanding, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company, which became effective immediately prior to the completion of our initial public offering. Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan commencing with the fiscal year ended December 31, 2019, if determined and approved by the board of directors for the relevant fiscal year. Our board of directors has approved annual increases of 2,230,111, 2,241,253, and 2,285,407 ordinary shares, representing 1.5% of total issued and outstanding shares as of December 31, 2018, 2019, and 2020, respectively, pursuant to the 2018 Share Incentive Plan. As of December 31, 2020, options to purchase 3,232,500 ordinary shares and 3,183,856 restricted share units had been granted and were outstanding, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of December 31, 2020, the options granted and outstanding under the Amended and Restated 2016 Plan and Amended and Restated 2018 Plan to our directors and executive officers and our other employees, excluding options that were forfeited or canceled after the relevant grant dates.

	Ordinary Shares	Exercise
	Underlying	Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Yan Li	*	3.425	August 1, 2019	July 31, 2029
Token Yilin Hu	*	3.425	August 1, 2019	July 31, 2029
Carl Chuankai Liu	*	3.425	August 1, 2019	July 31, 2029
Hardy Peng Zhang	*	0.0 and 3.425	May 1, 2018 and August 1, 2019	April 30, 2028 and July 31, 2029
Other employees	3,329,724	0.2 and 3.425	February 1, 2016~ November 1, 2018	January 31, 2026~ October 30, 2028

*  Less than 1% of our total ordinary shares outstanding as of December 31, 2020.

The following table summarizes, as of December 31, 2020, the restricted share units granted and outstanding under the Amended and Restated 2016 Plan and the Amended and Restated 2018 Plan to our directors and executive officers and our other employees, excluding restricted share units that were forfeited or canceled after the relevant grant dates.

Ordinary Shares
Underlying
	Restricted Share		Date of
Name	Units	Date of Grant	Expiration
Changqing Ye	*	October 19, 2018	October 18, 2028
	*	October 19, 2020	October 18, 2030
Mei-Wei Cheng	*	October 19, 2018	October 18, 2028
	*	October 19, 2020	October 18, 2030
Julian Juul Wolhardt	*	October 19, 2018	October 18, 2028
	*	October 19, 2020	October 18, 2030
John Jinshu Zhang	*	October 19, 2018	October 18, 2028
	*	October 19, 2020	October 18, 2030
Yan Li	*	August 1, 2019	July 31, 2029
Token Yilin Hu	*	August 1, 2019	July 31, 2029
Carl Chuankai Liu	*	August 1, 2019	July 31, 2029
Hardy Peng Zhang	*	February 1, 2019 and August 1, 2019	January 31, 2029 and July 31, 2029
Other employees	2,777,922	February 1, 2019 ~ December 1, 2019	January 31, 2029 ~ November 30, 2029

*  Less than 1% of our total ordinary shares outstanding as of December 31, 2020.

C.	Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Global Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Mr. Changqing Ye, Mr. John Jinshu Zhang and Mr. Mei-Wei Cheng. Mr. Changqing Ye is the chairman of our audit committee. We have determined that Mr. Changqing Ye, Mr. John Jinshu Zhang and Mr. Mei-Wei Cheng satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Changqing Ye qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Mr. John Jinshu Zhang and Mr. Julian Juul Wolhardt. Mr. John Jinshu Zhang is the chairman of our compensation committee. We have determined that Mr. John Jinshu Zhang and Mr. Julian Juul Wolhardt satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Mr. John Jinshu Zhang, Mr. Changqing Ye and Mr. Mei-Wei Cheng. Mr. John Jinshu Zhang is the chairperson of our nominating and corporate governance committee. We have determined that Mr. John Jinshu Zhang, Mr. Changqing Ye and Mr. Mei-Wei Cheng satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.Employees

As of December 31, 2020, we had 623 full-time employees. We had a total of 413 employees as of December 31, 2018 and 521 employees as of December 31, 2019. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

		% of Total
Function	Number	Employees
Sales and marketing	244	39.2
Research and Development	172	27.6
Supply chain management and general administration	207	33.2
Total number of employees	623	100.0

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 152,549,998 ordinary shares, consisting of 134,567,978 Class A ordinary shares and 17,982,020 Class B ordinary shares, as of March 31, 2021.

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

	Ordinary Shares
	Beneficially
	Owned
			% of	% of
	Class A	Class B	total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power***
Directors and Executive Officers**:
Yan Li(1)	*	6,615,000	4.3%	12.8%
Token Yilin Hu(2)	—	9,647,020	6.3%	18.7%
Changqing Ye	*	—	*	*
Mei-Wei Cheng	*	—	*	*
Julian Juul Wolhardt	*	—	*	*
John Jinshu Zhang	*	—	*	*
Carl Chuankai Liu(3)	—	1,720,000	1.1%	3.3%
Hardy Peng Zhang	*	—	*	*
All Directors and Executive Officers as a Group	307,686	17,982,020	12.0%	35.0%
Principal Shareholders:
Glory Achievement Fund Limited(4)	51,414,235	—	33.7%	24.9%
Niu Holding Inc.(5)	—	11,367,020	7.5%	22.0%

*                 Less than 1% of our total ordinary shares outstanding as of March 31, 2021.

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

(2)         Represents 9,647,020 Class B ordinary shares out of the 11,367,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which is 85.7% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 14.3% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, our director and vice president. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu, our vice president. According to the arrangement between two shareholders of Niu Holding Inc., Mr. Token Yilin Hu beneficially owned 9,647,020 Class B ordinary shares out of the 11,367,020 ordinary shares held by Niu Holding Inc., and Mr. Carl Chuankai Liu beneficially owned the remaining Class B ordinary shares out of those held by Niu Holding Inc. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(3)          Represents 1,720,000 Class B ordinary shares out of the 11,367,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which is 85.7% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 14.3% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, our director and vice president. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu, our vice president. According to the arrangement between two shareholders of Niu Holding Inc., Mr. Token Yilin Hu beneficially owned 9,647,020 Class B ordinary shares out of the 11,367,020 ordinary shares held by Niu Holding Inc., and Mr. Carl Chuankai Liu beneficially owned the remaining Class B ordinary shares out of those held by Niu Holding Inc. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(4)         Represents 51,414,235 Class A ordinary shares held by Glory Achievement Fund Limited, a Cayman Islands company, and its affiliated parties. Glory Achievement Fund Limited is ultimately and wholly held by a trust, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Yi’nan Li. The registered address of Glory Achievement Fund Limited is P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands.

(5)         Represents 11,367,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which is 85.7% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 14.3% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, our director and vice president. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu, our vice president. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

To our knowledge, as of March 31, 2021, a total of 79,553,738 Class A ordinary shares were held by three record holders in the United States, representing approximately 52.1% of our total outstanding shares on an as-converted basis. One of the record holders is Citibank, N.A., the depositary of our ADS program. None of our outstanding Class B ordinary shares were held by record holders in the United States as of March 31, 2021. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Our VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE.”

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

On March 26, 2018, as a result of conversion of 2016 Convertible Loans, we issued 10,119,329 Series A-3 preferred shares to Glory Achievement Fund Limited, Plum Angel Investment Co., Ltd., GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. Future Capital Discovery Fund I, L.P. and Hyperfinite Galaxy Holding Limited.

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

The following are summaries of material provisions of our current (sixth amended and restated) memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibits 2.5 and 2.6 to this Annual Report on Form 20-F is incorporated herein by reference.

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

General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions.  Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.  We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets”(generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare and alternative minimum tax considerations, any withholding or information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Assuming that we are the owner of our VIE and its subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the ”Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs are considered to be readily tradable on the Nasdaq Global Market, which is an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see ”—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see ”—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, December 2019 and December 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

• Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares

Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

An ADS holder will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;
●	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2020, we received approximately US$0.55 million as reimbursement from the depositary.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

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

As a result of our initial public offering, we raised total net proceeds of approximately US$55.2 million after deducting underwriting commissions and discounts and the offering expenses. For the period from October 18, 2018, the date that the F-1 registration statement was declared effective by the SEC, to the date of this annual report, we used the net proceeds from our IPO as follows:

●	US$20.1 million for upgrade and expansion of manufacturing facilities;
●	US$11.1 million for distribution network expansion; and
●	US$23.8 million for research and development.

We intend to use the remaining net proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, for upgrade and expansion of manufacturing facilities, research and development, distribution network expansion and general corporate purposes.

Item 15.Controls and Procedures

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer,  concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Changes in Internal Control over Financial Reporting

Other than the implementation and refinement of the controls necessary to remediate the previous year’s material weakness, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2019		2020
Audit fees(1)	US$	782,960	US$	861,488
Tax fees(2)		—	US$	13,042
(1)	“Audit fees” in 2020 represent the aggregate fees billed or payable for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC.

(2)	“Tax fees” mean the aggregate fees billed for services rendered by independent registered public accounting firm for tax compliance services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. Rule 5620(a) requires that each company listing common stock or voting preferred stock, and their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We have informed Nasdaq that we will follow home country practice with respect to the annual meeting of shareholders. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception. See “Item 3. Key Information—D. Risk Factors— Risks Related to the American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 23, 2018 (incorporated by reference to Exhibit 3.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), as amended, filed with the Securities and Exchange Commission on October 9, 2018)

2.3

Deposit Agreement dated October 18, 2018 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form S-8 (file no. 333-229190), as amended, filed with the Securities and Exchange Commission on January 11, 2019)

2.4

Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated August 22, 2018(incorporated by reference to Exhibit 4.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.5

Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 24, 2020)

2.6

Description of Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 24, 2020)

4.1

Amended and Restated 2016 Global Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.2

2018 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.5

English translation of the Powers of Attorney among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian (incorporated by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020)

4.6

English translation of the Second Amended and Restated Equity Pledge Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated February 27, 2020 (incorporated by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020)

4.7

English translation of the Amended and Restated Exclusive Business Cooperation Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated July 20, 2018 (incorporated by reference to Exhibit 10.7 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.8

English translation of the Second Amended and Restated Exclusive Option Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated February 27, 2020 (incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020)

4.9

Motor Purchase and Sales Contract between Bosch (Ningbo) E-scooter Motor Co., Ltd. and Jiangsu Xiaoniu Electric Technology Co., Ltd. dated March 21, 2017 (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.10

Manufacturing Cooperation Agreement Between Jiangsu Xiaoniu Diandong Technology Co., Ltd. and Changzhou Shanqi Motorcycle Co., Ltd. dated December 1, 2018 (incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

4.11

Development Collaboration Agreement Between the Registrant and Volkswagen Aktiengesellschaft dated March 15, 2019 (incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of DaHui Lawyers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Date: April 9, 2021

NIU TECHNOLOGIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Niu Technologies:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Niu Technologies and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

Beijing, China

April 9, 2021

NIU TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2019	2020
				US$
		RMB	RMB	(Note 2(d))
ASSETS
Current assets
Cash	2(f)	279,945,942	227,004,137	34,789,906
Term deposits		174,404,554	130,498,000	19,999,693
Restricted cash	2(h)	221,656,071	168,469,077	25,819,016
Short-term investments	3	310,439,321	745,608,877	114,269,560
Accounts receivable, net	4	115,228,700	101,320,063	15,527,979
Inventories	5	178,633,299	142,166,179	21,787,920
Prepayments and other current assets	6	30,982,131	32,832,088	5,031,738

Total current assets		1,311,290,018	1,547,898,421	237,225,812
Non-current assets
Property, plant and equipment, net	7	150,891,344	199,045,061	30,504,990
Intangible assets, net	8	7,779,749	5,607,101	859,326
Land use rights, net	9	34,355,936	48,835,120	7,484,310
Deferred income tax assets	19(b)	—	14,593,376	2,236,533
Other non-current assets	10	6,522,561	30,830,304	4,724,951
Total non-current assets		199,549,590	298,910,962	45,810,110

Total assets		1,510,839,608	1,846,809,383	283,035,922

LIABILITIES
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of VIE without recourse to the Company of RMB217,394,132 and RMB180,000,000 as of December 31, 2019 and 2020, respectively)	11	217,394,132	180,000,000	27,586,207
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB258,988,264 and RMB395,826,435 as of December 31, 2019 and 2020, respectively)		258,988,264	395,826,435	60,663,055
Income taxes payable (including income taxes payable of VIE without recourse to the Company of RMB3,013,805 and RMB14,355,462 as of December 31, 2019 and 2020, respectively)		3,013,805	14,555,094	2,230,666
Advances from customers (including advances from customers of VIE without recourse to the Company of RMBB7,478,309 and RMB38,817,881 as of December 31, 2019 and 2020, respectively)	2(r)	7,478,309	40,062,189	6,139,799
Deferred revenue-current (including deferred revenue-current of VIE without recourse to the Company of RMB31,105,700 and RMB21,155,634 as of December 31, 2019 and 2020, respectively)	2(r)	31,105,700	21,155,634	3,242,243
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB164,442,316 and RMB160,532,008 as of December 31, 2019 and 2020, respectively)	13	175,533,397	171,657,604	26,307,679
Total current liabilities		693,513,607	823,256,956	126,169,649

The accompanying notes are an integral part of these consolidated financial statements.

		As of December 31,
	Note	2019	2020
Non-current liabilities
Deferred revenue non-current (including deferred revenue non-current of VIE without recourse to the Company of RMB2,171,033 and RMB4,176,458 as of December 31, 2019 and 2020, respectively)	2(r)	2,171,033	4,176,458	640,070
Deferred income tax liabilities (including deferred income tax liabilities of VIE without recourse to the Company of RMB1,265,780 and RMB1,109,479 as of December 31, 2019 and 2020, respectively)	19(b)	1,265,780	1,109,479	170,035
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of RMB22,358,968 and RMB24,892,246 as of December 31, 2019 and 2020, respectively)	14	22,358,968	24,892,246	3,814,905
Total non-current liabilities		25,795,781	30,178,183	4,625,010

Total liabilities		719,309,388	853,435,139	130,794,659
Commitments and contingencies	22
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (US$0.0001 par value, 4,900,000,000 shares authorized as of December 31, 2019 and 2020; 130,174,878 and 134,378,432 shares issued and outstanding as of December 31, 2019 and 2020)	16	84,494	87,300	13,379
Class B Ordinary Shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2019 and 2020; 19,242,020 and 17,982,020 shares issued and outstanding as of December 31, 2019 and 2020)	16	11,977	11,202	1,717
Additional paid-in capital		1,738,102,741	1,801,940,071	276,159,398
Accumulated other comprehensive loss		(12,368,224)	(43,016,027)	(6,592,495)
Accumulated deficit		(934,300,768)	(765,648,302)	(117,340,736)
Total shareholders’ equity		791,530,220	993,374,244	152,241,263
Total liabilities and shareholders’ equity		1,510,839,608	1,846,809,383	283,035,922

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the Year Ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$
					(Note 2(d))
Revenues	21	1,477,781,304	2,076,289,101	2,444,328,764	374,609,772
Cost of revenues		(1,279,155,847)	(1,589,738,548)	(1,885,180,256)	(288,916,514)
Gross profit		198,625,457	486,550,553	559,148,508	85,693,258

Operating expenses:
Selling and marketing expenses		(150,150,872)	(182,872,514)	(200,761,383)	(30,768,028)
Research and development expenses		(91,811,892)	(67,187,348)	(105,335,357)	(16,143,350)
General and administrative expenses		(272,464,481)	(79,615,561)	(104,858,814)	(16,070,316)
Total operating expenses		(514,427,245)	(329,675,423)	(410,955,554)	(62,981,694)
Government grants		1,395,200	29,833,770	22,441,492	3,439,309
Operating income (loss)		(314,406,588)	186,708,900	170,634,446	26,150,873
Changes in fair value of a convertible loan	18	(34,499,858)	—	—	—
Interest expenses		(7,721,675)	(11,396,998)	(7,380,833)	(1,131,162)
Interest income		2,998,796	16,898,785	8,787,309	1,346,714
Investment income		4,601,849	6,088,425	17,697,800	2,712,307
Income (loss) before income taxes		(349,027,476)	198,299,112	189,738,722	29,078,732
Income tax expense	19	—	(8,214,341)	(21,086,256)	(3,231,610)
Net income (loss)		(349,027,476)	190,084,771	168,652,466	25,847,122

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(28,436,867)	8,882,775	(30,137,470)	(4,618,769)
Unrealized gain on available for sale securities,net income taxes of nil, RMB2,034,081 and RMB4,254,339 for the year 2018, 2019 and 2020, respectively		4,655,556	6,102,242	12,763,017	1,956,018
Less: reclassification adjustment for gain on available for sale securities realized in net income, net income taxes of nil, RMB1,522,106 and RMB4,424,450 for the year 2018, 2019 and 2020, respectively		(4,601,849)	(4,566,319)	(13,273,350)	(2,034,230)
Comprehensive income (loss)		(377,410,636)	200,503,469	138,004,663	21,150,141

Net income (loss) per ordinary share
—Basic	20	(5.30)	1.28	1.12	0.17
—Diluted	20	(5.30)	1.24	1.07	0.16
Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income (loss) per ordinary share
—Basic	20	65,834,876	149,025,166	150,897,412	150,897,412
—Diluted	20	65,834,876	153,248,188	157,835,868	157,835,868

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

						Accumulated
			Series Seed		Additional	other		Total
			convertible		paid-in	comprehensive	Accumulated	shareholders’
	Ordinary shares		preferred shares		capital	Income (loss)	deficit	equity (deficit)
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	64,570,520	39,948	30,000,000	18,436	440,265,896	5,596,238	(771,155,994)	(325,235,476)
Net loss	—	—	—	—	—	—	(349,027,476)	(349,027,476)
Repurchase and retirement of ordinary shares	(432,000)	(266)	—	—	—	—	(4,202,069)	(4,202,335)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering costs	14,000,000	9,714	—	—	383,308,578	—	—	383,318,292
Conversion of Series Seed Preferred Shares into ordinary shares	30,000,000	18,436	(30,000,000)	(18,436)	—	—	—	—
Conversion of Series A Preferred Shares into ordinary shares	35,397,679	24,562	—	—	451,100,862	—	—	451,125,424
Conversion of Series B Preferred Shares into ordinary shares	5,137,859	3,565	—	—	176,933,285	—	—	176,936,850
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(28,436,867)	—	(28,436,867)
Unrealized holding gains on available-for-sale security, net of nil income taxes	—	—	—	—	—	4,655,556	—	4,655,556
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of nil income taxes	—	—	—	—	—	(4,601,849)	—	(4,601,849)
Share-based compensation	—	—	—	—	265,874,927	—	—	265,874,927

Balance as of December 31, 2018	148,674,058	95,959	—	—	1,717,483,548	(22,786,922)	(1,124,385,539)	570,407,046
Net income	—	—	—	—	—	—	190,084,771	190,084,771
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	8,882,775	—	8,882,775
Unrealized holding gains on available-for-sale security, net of RMB2,034,081 income taxes	—	—	—	—	—	6,102,242	—	6,102,242
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB1,522,106 income taxes	—	—	—	—	—	(4,566,319)	—	(4,566,319)
Share-based compensation	—	—	—	—	19,622,779	—	—	19,622,779
Exercise of share-based awards	742,840	512	—	—	996,414	—	—	996,926

Balance as of December 31, 2019	149,416,898	96,471	—	—	1,738,102,741	(12,368,224)	(934,300,768)	791,530,220
Net income	—	—	—	—	—	—	168,652,466	168,652,466
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(30,137,470)	—	(30,137,470)
Unrealized holding gains on available-for-sale security, net of RMB4,254,339 income taxes	—	—	—	—	—	12,763,017	—	12,763,017
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB4,424,450 income taxes	—	—	—	—	—	(13,273,350)	—	(13,273,350)
Share-based compensation	—	—	—	—	39,608,915	—	—	39,608,915
Exercise of share-based awards	2,943,554	2,031	—	—	24,228,415	—	—	24,230,446

Balance as of December 31, 2020	152,360,452	98,502	—	—	1,801,940,071	(43,016,027)	(765,648,302)	993,374,244
Balance as of December 31, 2020—US$ (Note 2(d))		15,096	—	—	276,159,398	(6,592,495)	(117,340,736)	152,241,263

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(d))
Operating activities:
Net income (loss)	(349,027,476)	190,084,771	168,652,466	25,847,121
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Allowance (reversals) to bad debt expense	(1,215,464)	3,060,389	505,912	77,534
Share-based compensation	265,874,927	19,622,779	39,608,915	6,070,332
Change in fair value of a convertible loan	34,499,858	—	—	—
Depreciation and amortization	18,881,376	32,428,391	50,239,037	7,699,469
Investment income	(4,601,849)	(6,088,425)	(17,697,800)	(2,712,307)
Unrealized foreign exchange loss (gain)	108,528	(706,712)	3,358,752	514,751
Deferred income tax expense (benefit)	—	753,806	(18,150,489)	(2,781,685)
Loss on disposal of property, plant and equipment	227,720	46,679	17,160	2,630
Write-down of inventories	18,254,406	10,491,137	5,809,583	890,358
Changes in operating assets and liabilities:
Accounts receivable	(42,827,269)	(63,864,244)	13,402,725	2,054,057
Inventories	(72,410,646)	(46,739,327)	30,565,820	4,684,417
Prepayments and other current assets	(19,570,371)	(3,943,720)	1,080,721	165,628
Other non-current assets	(130,199)	(2,419,398)	(391,736)	(60,036)
Accounts payable	124,728,425	9,321,752	136,838,756	20,971,457
Advances from customers	(27,997,528)	(13,027,552)	32,655,527	5,004,678
Deferred revenue	2,903,070	20,375,602	(7,944,641)	(1,217,570)
Other non-current liabilities	5,231,091	532,460	5,846,549	896,023
Income taxes payable	—	3,013,805	11,541,289	1,768,780
Accrued expenses and other current liabilities	55,640,518	25,738,242	9,660,165	1,480,487
Net cash provided by operating activities	8,569,117	178,680,435	465,598,711	71,356,124

Investing activities:
Cash paid for purchase of property, plant and equipment	(32,017,882)	(114,234,236)	(111,745,878)	(17,125,805)
Payments for land use rights	(12,329,652)	(24,762,190)	(39,749,734)	(6,091,913)
Purchase of intangible assets	(8,941,893)	(2,017,645)	(86,358)	(13,235)
Purchase of term deposits	(95,540,873)	(172,397,059)	(411,324,241)	(63,038,198)
Cash received from redemption of term deposits	75,638,800	27,583,462	445,826,800	68,325,946
Cash paid for purchase of short-term investments	(1,308,000,000)	(1,808,463,130)	(2,726,500,000)	(417,854,406)
Cash received from sale of short-term investments	1,277,601,849	1,626,401,557	2,308,347,800	353,769,778
Net cash used in investing activities	(103,589,651)	(467,889,241)	(535,231,611)	(82,027,833)

Financing activities:
Proceeds from issuance of Class A ordinary shares upon IPO, net of underwriting commissions and discounts of RMB30,599,667	406,538,433	—	—	—
Payment of issuance cost of Class A ordinary shares in connection with IPO	(20,089,502)	(3,130,639)	—	—
Issuance of Series B redeemable convertible preferred shares	161,392,196	—	—	—
Cash received from exercise of employee stock options	—	996,926	24,230,446	3,713,478
Cash paid for repurchase of ordinary shares	(4,202,335)	—	—	—
Proceeds from short-term bank borrowings	199,978,003	266,280,240	180,000,000	27,586,207
Repayment for short-term bank borrowings	(188,234,207)	(228,864,111)	(217,394,132)	(33,317,108)

Net cash provided by (used in) financing activities	555,382,588	35,282,416	(13,163,686)	(2,017,423)
Effect of foreign currency exchange rate changes on cash and restricted cash	6,074,726	7,206,098	(23,332,213)	(3,575,818)
Net increase (decrease) in cash and restricted cash	466,436,780	(246,720,292)	(106,128,799)	(16,264,950)
Cash and restricted cash at the beginning of the year	281,885,525	748,322,305	501,602,013	76,873,872
Cash and restricted cash at the end of the year	748,322,305	501,602,013	395,473,214	60,608,922

Supplemental information

Interest paid	7,656,695	9,705,406	8,937,637	1,369,753
Income tax paid	—	4,446,731	27,695,456	4,244,514
Payable for issuance cost of Class A ordinary shares in connection with IPO	(3,130,639)	—	—	—
Payable for the construction of building	—	22,982,521	6,313,746	967,624

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and principal activities

Niu Technologies (“the Company”), through its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”), is principally engaged in designing, manufacturing and selling of electric scooters and its accessories under the brand name of “NIU”. The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC”).

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

The contractual agreements were further amended on February 27, 2020 when two equity holders transferred certain equity interests to another equity holder.

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

The Company’s ability to control the VIE also depends on the rights provided to the Company under the Powers of Attorney to vote on all matters requiring equity holders’ approval in the respective VIE. As noted above, the Company believes these Powers of Attorney are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between the Company, Niudian Information, the VIE and its respective equity holders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

●	revoke the business license and/or operating licenses of such entities;
●	discontinue or place restrictions or onerous conditions on the Group’s operations;
●	impose fines, confiscate the income from our VIE, or impose other requirements with which the Group may not be able to comply;
●	require the Group to restructure its ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over the VIE; or
●	restrict or prohibit our use of the proceeds of this offering to finance our business and operations in China.

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2019 and 2020, and consolidated revenues, net income (loss) and cash flow information for the years ended December 31, 2018, 2019 and 2020, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2019	2020
	RMB	RMB
Cash	93,548,349	105,849,594
Short-term investments	310,439,321	696,596,203
Accounts receivable, net	115,228,700	101,320,063
Inventories	178,476,473	140,603,108
Prepayments and other current assets	18,613,814	29,433,890
Amounts due from inter-companies	4,303,778	5,729,053

Total current assets	720,610,435	1,079,531,911

Property, plant and equipment, net	148,937,701	195,808,280
Intangible assets, net	1,962,530	1,747,615
Land use rights, net	34,355,936	48,835,120
Deferred income tax assets	—	14,593,376
Other non-current assets	5,961,241	30,830,304

Total assets	911,827,843	1,371,346,606

Short-term bank borrowings	217,394,132	180,000,000
Accounts payable	258,988,264	395,826,435
Amounts due to inter-companies	306,137,760	420,647,145
Income taxes payable	3,013,805	14,355,462
Advances from customers	7,478,309	38,817,881
Deferred revenue—current	31,105,700	21,155,634
Accrued expenses and other current liabilities	164,442,316	160,532,008

Total current liabilities	988,560,286	1,231,334,565
Deferred revenue non-current	2,171,033	4,176,458
Deferred income tax liabilities	1,265,780	1,109,479
Other non-current liabilities	22,358,968	24,892,246

Total liabilities	1,014,356,067	1,261,512,748

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenues	1,477,593,628	2,115,501,618	2,500,023,611
Net income (loss)	(294,156,973)	196,473,033	175,070,451
Net cash provided by operating activities	14,379,166	284,907,333	570,195,979
Net cash used in investing activities	(74,333,070)	(319,696,832)	(518,734,956)
Net cash provided by (used in) financing activities	78,199,492	37,416,129	(37,394,132)
Effect of foreign currency exchange rate changes on cash	684,791	198,466	(1,765,646)
Net increase in cash	18,930,379	2,825,096	12,301,245
Cash at the beginning of the year	71,792,874	90,723,253	93,548,349
Cash at the end of the year	90,723,253	93,548,349	105,849,594

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

(c)    Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the stand-alone selling price (“SSP”) of distinct performance obligations, the allowance for doubtful accounts receivable, write downs for excess and obsolete inventories, depreciable lives of property, plant and equipment, intangible assets and land use rights, the realization of deferred income tax assets, future warranty expenses, the fair value of share-based compensation awards and convertible loans, and the fair value of the ordinary shares to determine the existence of beneficial conversion feature of the convertible redeemable preferred shares prior to IPO. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)    Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

(f)    Cash

Cash consist of cash on hand, cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. Cash at bank and term deposits are deposited in financial institutions at the following locations:

	As of December 31,
	2019	2020
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in EUR	—	754
—Denominated in RMB	90,078,714	35,981,659
—Denominated in USD	178,359,872	165,010,781

Total cash balances held at mainland PRC financial institutions	268,438,586	200,993,194

Financial institutions in the United States
—Denominated in USD	3,523,116	5,727,377

Total cash balances held at United States financial institutions	3,523,116	5,727,377

Financial institutions in the Hong Kong S.A.R.
—Denominated in HKD	—	431,735
—Denominated in USD	6,015,191	18,963,059

Total cash balances held at Hong Kong S.A.R. financial institutions	6,015,191	19,394,794

Financial institutions in Indonesia
—Denominated in IDR	—	2,646
—Denominated in USD	1,765,448	468,408

Total cash balances held at Indonesia financial institutions	1,765,448	471,054

Total cash balances held at financial institutions	279,742,341	226,586,419

(g)    Term deposits

Term deposits represent deposits placed with bank with original maturities of more than three months but less than one year. The Group’s term deposits are denominated in USD and are deposited at a financial institution in the mainland of the PRC.

(h)    Restricted cash

Restricted cash is an amount of cash deposited with banks in conjunction with borrowings from banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings. Restricted cash is classified as current asset on the Company’s consolidated balance sheets, as all the balance are expected to be released to cash within the next 12 months from December 31, 2020. The Group’s restricted cash are denominated in RMB and USD and are deposited at financial institutions in the mainland of the PRC.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2019	2020
	RMB	RMB
Cash	279,945,942	227,004,137
Restricted cash	221,656,071	168,469,077
Total cash and restricted cash	501,602,013	395,473,214

(i)    Short-term investments

The Group’s short-term investments represent the Group’s investments in financial products managed by financial institutions in the PRC which are redeemable at the option of the Group on any working day or have the original maturities of less than twelve months, which are classified as available-for-sale securities. Short-term investments are reported at fair value, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as investment income when earned.

(j)    Inventories

Inventories, consisting of raw materials, work in progress and finished goods, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the weighted average cost method. Cost of work-in-process and finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity. The Group takes ownership, risks and rewards of the products purchased. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand. When appropriate, write downs to inventory are recorded to write down the cost of inventories to their net realizable value.

(k)    Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and any recorded impairment.

The estimated useful lives are as follows:

Building	50 years
Machinery and equipment	3 - 10 years
Furniture	3 - 5 years
Leasehold improvements	3 years
Office and electronic equipment	2 - 5 years
Motor vehicles	4 years

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventories, and recognized as cost of revenues when the inventory is sold.

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

(m)    Land use rights, net

Land use rights are recorded at cost less accumulated amortization and any accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives, which is 50 years and represents the shorter of the estimated usage years or the terms of the land use rights certificate.

(n)    Impairment of long-lived assets

Long-lived assets such as property, plant and equipment, intangible assets and land use rights with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets with an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2018, 2019 and 2020.

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

Financial assets and liabilities of the Group primarily consist of cash, term deposits, restricted cash, short-term investments, accounts receivable, short term bank borrowings, convertible loan and accounts payable. The Group measures short-term investments and convertible loan at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on prices per unit quoted by issuers. They are categorized in Level 2 of the fair value hierarchy. Convertible loan being recognized in its entirety at fair value were measured at fair value using unobservable inputs, and were categorized in Level 3 of the fair value hierarchy. As of December 31, 2019 and 2020, the carrying values of other financial instruments approximated to their fair values due to the short term maturity of these instruments.

The Group’s non-financial assets, such as land use rights, intangible assets and property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

(q)    Revenue recognition

The Group generates substantially all of its revenues from sales of electric scooters, accessories and spare parts to the Group’s PRC domestic offline distributors and overseas offline distributors or directly to individual customers online. The Group also generates its revenues from its subscription-based mobile application services, as well as insurance service as an agent.

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

Products

The Group identified one performance obligation which is to sell products, such as electric scooters, accessories and spare parts, to the Group’s PRC domestic offline distributors and overseas offline distributors or directly to individual customers online. For all sales of products, the Group requires a signed contract or purchase order, which specifies pricing, quantity and product specifications. Revenue of product sales is recognized on a gross basis upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers.

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

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to domestic offline distributors, overseas offline distributors or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns is estimated based on historical experiences, which were insignificant for the years ended December 31, 2018, 2019 and 2020.

The Group utilizes delivery service providers to deliver products to overseas offline distributors and individual customers (“shipping activities”), but the delivery service is not considered as a separate obligation as the shipping activities are performed before the overseas offline distributors and individual customers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to them but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to overseas offline distributors and individual customers are included as a part of the revenues, and outbound shipping-related costs are recorded as cost of revenues. Shipping costs incurred for sales of products and recognized as cost of revenues were RMB16,752,785, RMB31,912,258 and RMB43,743,258 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Additionally, as a practical expedient, the Group does not disclose the remaining performance obligations of contracts that have an original duration of one year or less.

As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was RMB65,394,281. Given the profile of contract terms, RMB61,217,823 of the remaining performance obligation is expected to be recognized as revenue within the next 12 months and RMB4,176,458 is expected to be recognized as revenue between next 12 to 24 months.

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

Changes in the Group’s contract liabilities (advances from customers and deferred revenue) are presented in the following table for the years ended December 31, 2019 and 2020:

Contract liabilities as of January 1, 2019 prior to adoption of ASC 606	33,406,992
Reclassification of VAT payable to Accrued expenses and other liabilities as of January 1, 2019 as a result of adoption of ASC 606	(2,348,375)
Cash received in advance, excluding VAT	1,967,468,291
Revenue recognized from opening balance of contract liabilities	(30,823,816)
Revenue recognized from contract liabilities arising during 2019	(1,926,948,050)
Contract liabilities as of December 31, 2019	40,755,042
Cash received in advance, excluding VAT	2,364,340,559
Revenue recognized from opening balance of contract liabilities	(38,584,009)
Revenue recognized from contract liabilities arising during 2020	(2,301,117,311)
Contract liabilities as of December 31, 2020	65,394,281

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

(u)    Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising costs, promotion expenses and payroll and related expenses for personnel engaged in selling and marketing activities. Advertising expenses, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB76,791,991, RMB79,533,394 and RMB86,763,367 for the years ended December 31, 2018, 2019 and 2020, respectively.

(v)    General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, professional fees, foreign currency exchange gain (losses) and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses.

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

(x)    Government Grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of comprehensive income (loss) when the grant becomes receivable.

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

Share-based compensation in relation to the restricted ordinary shares and restricted share units is measured based on the fair value of the Company’s ordinary shares at the grant date of the award. Prior to the IPO, the fair value was estimated using the income approach and equity allocation method. Estimation of the fair value of the Company’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. After the IPO, the fair value is the closing prices of the Company’s stock traded in the open market as of the grant date. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility (estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Company’s options), risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

(z)    Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of products and expenses in the accompanying consolidated statements of comprehensive income (loss) amounted to RMB15,544,106, RMB20,729,717 and RMB13,248,094 for the years ended December 31, 2018, 2019 and 2020, respectively.

(aa)    Income Taxes

Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

(bb)    Operating leases

The Group leases premises for offices and production lines under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term.

(cc)    Foreign currency translation and foreign currency risks

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiary incorporated at Hong Kong S.A.R. are the United States dollars (“US$”). The functional currency of the Company’s subsidiary incorporated in Indonesia is Indonesia Rupiah (“IDR”).

The functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as foreign currency exchange gain or losses in the consolidated statements of comprehensive income (loss).

The financial statements of the Company, its subsidiaries incorporated at Hong Kong S.A.R. and Indonesia are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficit) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ equity (deficit) .

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

(dd)    Concentration and risk

Concentration of customers and suppliers

No customers individually represent greater than 10% of total revenues of the Group for the years ended December 31, 2018, 2019 and 2020.

Suppliers from whom individually represent greater than 10% of total purchases of the Group for the years ended December 31, 2018, 2019 and 2020, are as follows:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%
Supplier A	193,555,999	15%	225,527,597	15%	*	*
Supplier B	150,385,652	12%	173,723,118	11%	*	*

Customers accounting for 10% or more of accounts receivable, net are as follows:

	As of December 31,
	2019		2020
	RMB	%	RMB	%
Customer Y	*	*	30,309,591	30%
Customer Z	46,263,295	40%	*	*

Customers accounting for 10% or more of advances from customers are as follows:

	As of December 31,
	2019		2020
	RMB	%	RMB	%
Customer X	1,090,262	15%	*	*
Customer W	767,993	10%	*	*
Customer Z	*	*	20,876,460	52%

Suppliers accounting for 10% or more of accounts payable are as follows:

	As of December 31,
	2019		2020
	RMB	%	RMB	%
Supplier A	26,134,706	10%	*	*
*	The amount was less than 10% of total balance.

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

(ee)    Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares (if any), by the weighted average number of ordinary shares or ordinary share equivalents outstanding during the year using the two-class method. Vested share options, which are exercisable for nominal consideration, and vested restricted share units are included in the calculation of the weighted-average number of shares of ordinary shares as ordinary share equivalents. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

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

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary shares used in calculating basic net earnings (loss) per ordinary share and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible loan using the if-converted method, restricted ordinary shares and ordinary shares issuable upon the exercise of outstanding share option with the exception of vested share options with nominal exercise consideration and unvested restricted share units (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

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

For the years ended December 31, 2018, 2019 and 2020, the Group’s PRC subsidiaries made appropriations to the statutory reserves of nil, RMB3,316,650 and RMB22,208,130, respectively.

(hh)    Recent Accounting Pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing ASU No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842, ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Targeted Improvements, ASU No. 2019-01, Leases (Topic 842): Codification Improvements, and ASU No. 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), Effective Dates. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard is effective for public business entities for annual periods beginning after December 15, 2018, and interim periods therein. For all other entities, the standard is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which further defers the effective date for certain entities. Early application continues to be allowed. As a result, the ASU is now effective for EGCs for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Group will early adopt the new standard on January 1, 2021 and plan to use the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2021. The new standard provides a number of optional practical expedients in transition. The Group plans to elect the ‘package of practical expedients’, which permits the Group not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

The Group currently anticipates that the adoption of the new standard will result in the recognition of right-of-use assets and lease liabilities of approximately RMB81.3 million and RMB31.3 million, respectively, at January 1, 2021, consisting primarily of land use rights and operating leases relating to real estate. The Group does not expect any material impact on net assets, the consolidated statements of comprehensive income (loss) and the consolidated statements of cash flows as a result of adopting the new standard. The aforementioned estimates related to the adoption of the new lease accounting standard are based on the Group’s assessment and best estimates to date.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718), which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. For public entities, this standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, this standard is effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Group adopted the new standard on January 1, 2020, which had no material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (i) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (ii) adding certain quantitative disclosures, including (a) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (b) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (iii) removing certain fair value measurement disclosure requirements, including (a) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (b) the policy for timing of transfers between levels of the fair value hierarchy and (c) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Group adopted the new standard on January 1, 2020, which had no material impact on the consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments–Credit Losses, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, in May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief, and in November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, and ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Group for annual and interim periods in fiscal years beginning after December 15, 2022. While the Group expects its allowance for credit losses to increase upon adoption of ASU No. 2016-13, the Group does not expect the adoption of ASU No. 2016-13 to have a material effect on its consolidated financial statements.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Aggregate cost basis	308,150,000	744,000,000
Gross unrealized holding gain	2,289,321	1,608,877
Aggregate fair value	310,439,321	745,608,877

The Group’s short-term investments represent wealth management products issued by commercial banks in the PRC which are redeemed upon demand of the Group. The wealth management products are invested in debt securities issued by the PRC government, corporate debt securities, bank deposits, central bank bills and other securities issued by other financial institutions. As of December 31, 2019 and 2020, there were no gross unrealized holding losses.

4. ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable	118,517,235	104,627,444
Allowance for doubtful accounts	(3,288,535)	(3,307,381)
Accounts receivable, net	115,228,700	101,320,063

The movement of the allowance for doubtful accounts is as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year	1,956,245	228,146	3,288,535
Additions (reversals) charged to bad debt expense	(1,215,464)	3,060,389	505,912
Write-off of bad debt allowance	(512,635)	—	(487,066)
Balance at the end of the year	228,146	3,288,535	3,307,381

5. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Raw materials	151,975,367	109,383,340
Works in progress	1,481,938	57,688
Finished goods	25,175,994	32,725,151
Inventories	178,633,299	142,166,179

On April 5, 2018, there was a fire accident incurred at the warehouse in the Group’s rented plant facility in Jiangsu Province of PRC. RMB18,254,406 inventories damage loss was recognized in general and administrative expenses for the year ended December 31, 2018. In addition, write-downs of inventories from the carrying amount to its estimated net realizable value amounted to nil, RMB10,491,137, RMB5,809,583 were made for the year ended December 31, 2018, 2019 and 2020, and were recorded as cost of revenues.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	2019	2020
	RMB	RMB
Advances to suppliers	11,124,716	14,434,384
Deductible input VAT and VAT rebates receivable	8,678,443	9,756,854
Staff advances	514,328	568,553
Interest receivable	5,369,826	2,325,318
Other*	5,294,818	5,746,979

Prepayments and other current assets	30,982,131	32,832,088
*Other mainly include deposits receivable and prepaid income tax.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Machinery and equipment	47,307,840	74,774,435
Furniture	76,258,884	114,908,548
Office and electronic equipment	16,909,504	39,607,366
Leasehold improvement	4,081,766	7,556,301
Motor vehicles	1,173,634	1,548,368
Building and building improvements	64,887,245	67,701,045
Property, plant and equipment	210,618,873	306,096,063

Less: Accumulated depreciation	(59,727,529)	(107,051,002)

Property, plant and equipment, net	150,891,344	199,045,061

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	4,638,662	6,109,583	11,942,414
General and administrative expenses	2,261,620	3,403,502	5,237,258
Selling and marketing expenses	9,438,501	19,025,624	27,665,201
Research and development expenses	470,204	962,414	2,695,347

Total depreciation expense	16,808,987	29,501,123	47,540,220

8. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31, 2019
		Gross		Net
	Amortization	carrying	Accumulated	carrying
RMB	period	amount	amortization	amount
Trademarks	5-10 years	8,911,271	(3,193,738)	5,717,533
Domain name	5-10 years	3,821,474	(3,517,748)	303,726
License	10 years	1,943,396	(184,906)	1,758,490

Total		14,676,141	(6,896,392)	7,779,749

	As of December 31, 2020
		Gross		Net
	Amortization	carrying	Accumulated	carrying
RMB	period	amount	amortization	amount
Trademarks	5-10 years	8,434,457	(4,644,020)	3,790,437
Domain name	5-10 years	3,799,642	(3,547,129)	252,513
License	10 years	1,943,396	(379,245)	1,564,151

Total		14,177,495	(8,570,394)	5,607,101

Amortization expense on intangible assets was allocated to the following expense items:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	—	184,906	194,340
General and administrative expenses	2,072,389	2,336,803	1,783,927

Total amortization expense	2,072,389	2,521,709	1,978,267

As of December 31, 2020, estimated amortization expense of the existing intangible assets for each of the next five years is RMB1,985,999, RMB1,985,999, RMB550,803, RMB263,764 and RMB263,764.

9. LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Gross carrying amount	34,761,487	49,961,221
Less: Accumulated amortization	(405,551)	(1,126,101)

Land use rights, net	34,355,936	48,835,120

Amortization expense on land use rights was allocated to the following expense items:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Cost of revenues	—	317,562
General and administrative expenses	405,551	402,988

Total amortization expense	405,551	720,550

10. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Prepayments for land use right	—	26,550,000
Other*	6,522,561	4,280,304

Other non-current assets	6,522,561	30,830,304
*	Other mainly include deposits and prepayments for equipment.

11. SHORT-TERM BANK BORROWINGS

	As of December 31,
	2019	2020
	RMB	RMB
East West Bank loan	48,910,799	—
Bank of China loan	20,000,000	20,000,000
SPD Silicon Valley Bank loan	120,000,000	160,000,000
Bank of Ningbo loan	28,483,333	—

Short-term bank borrowings	217,394,132	180,000,000

In December 2015 and March 2016, Jiangsu Xiaoniu Diandong Technology Co., Ltd. (“Jiangsu Xiaoniu”), a subsidiary of Beijing Niudian, entered into two line-of-credit agreements with East West Bank that provided a one-year term revolving credit facility up to RMB100,000,000, in aggregate with interest rate of 2.8% per annum. All drawdowns were due within one year from the drawdown date. To collateralize these lines of credits, the Company and Niu Technologies Group Limited, a subsidiary of the Company incorporated in Hong Kong S.A.R., made deposits of US$16,000,000 (equivalent to RMB103,674,877) in aggregate at East West Bank. The Group can apply for withdrawing the restricted cash when borrowing drawdowns are repaid. As of December 31, 2018, the line-of-credit agreements were subsequently amended several times, related to (i) increase the interest rate to 4.75% per annum and (ii) extend the maturity date to April 15, 2020. In October and November 2019, RMB35,930,480 and RMB52,933,631 of the loans were repaid, respectively, and the relative restricted cash was released. In November 2019, Jiangsu Xiaoniu applied a new drawdown of RMB37,796,907 with an interest rate of 4.2% per annum. On April 15, 2020, Jiangsu Xiaoniu repaid all the loans and the restricted cash was released accordingly. As of December 31, 2019 and 2020, total outstanding balances of these loans were RMB48,910,799 and nil, respectively. Total outstanding balances of restricted cash were equivalent to RMB56,525,358 and nil, respectively.

In August 2017, Jiangsu Xiaoniu entered into a short-term bank borrowing agreement with Bank of China (the “2017 BOC Loan”) that provides a six-month RMB10,000,000 loan bearing interest at 4.5675% per annum. Mr. Yi’nan Li, the founder and a board member of the Company until June 8, 2018, Mr. Changlong Sheng, a shareholder of the Company, Beijing Niudian and its subsidiary Shanghai Niudian Trading Co., Ltd., and Jiangsu Xiaoniu’s subsidiary Changzhou Niudian International Trading Co., Ltd. (“Changzhou Niudian”) provided joint liability guaranties for the loan. On February 5, 2018, Jiangsu Xiaoniu fully repaid the 2017 BOC Loan. On February 8, 2018, Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20,000,000, which bears interest rate at 4.5675% per annum, from Bank of China (the “2018 BOC Loan”). The guaranties for this loan are as same as the 2017 BOC Loan. The loan was fully repaid by Jiangsu Xiaoniu in December 2018. In December 2018, Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20,000,000, which bears interest at a rate of 4.5675% per annum, from Bank of China (the “2019 BOC Loan”). The guarantees for this loan are the same as for the previous loan in February 2018. The 2019 BOC Loan was fully repaid by Jiangsu Xiaoniu in December 2019. On December 12, 2019, Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20,000,000, which bears interest at a rate of 4.5675% per annum, from Bank of China. Beijing Niudian and Changzhou Niudian provided joint liability guaranties for the loan. On July 20, 2020, the loan was fully repaid and Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20,000,000, which bears interest at a rate of 3.85% per annum, from Bank of China. As of December 31, 2020, the outstanding balance of the loan was RMB20,000,000.

In November 2017, Jiangsu Xiaoniu entered into a line-of-credit agreement with SPD Silicon Valley Bank that provides a one-year term credit facility of up to RMB60,000,000. The interest rate of the loan was at standard rate published by People’s Bank of China. To collateralize this line of credit, the Company made deposits of US$10,000,000 (equivalent to RMB66,288,600) at the bank which remained restricted until February 7, 2019. In November 2018, the line-of-credit agreement was amended to extend the maturity date to March 15, 2019. In March 2019, the maturity date of the line-of-credit agreement was extended to June 12, 2019, as well as the corresponding restricted cash. On June 12, 2019, Jiangsu Xiaoniu repaid the loan and the restricted cash was released.

On June 12, 2019, Jiangsu Xiaoniu, Beijing Niudian and Changzhou Niudian jointly entered into a facility agreement with SPD Silicon Valley Bank that provided a credit facility of up to RMB120,000,000 with tenor period of twelve months. The interest rate for each drawdown was at base interest rate of People’s Bank of China. On June 12, 2019, Jiangsu Xiaoniu and Changzhou Niudian obtained loans from SPD Silicon Valley Bank in amounts of RMB60,000,000 and RMB60,000,000, respectively. The Company provided cash security with US dollar deposit equivalent to RMB132,000,000 at the bank. In June 2020, Jiangsu Xiaoniu entered into an amendment agreement to (i) change the facility amount up to RMB160,000,000 and (ii) change the cash security to equivalent amount of RMB176,000,000 at the time of drawdown. In June 2020, Jiangsu Xiaoniu and Changzhou Niudian fully repaid the loans and the restricted cash was released. In June 2020, Jiangsu Xiaoniu and Changzhou Niudian obtained new loans from SPD Silicon Valley Bank under the amendment agreement in amounts of RMB80,000,000 and RMB80,000,000, respectively. The Company provided cash security with US dollar deposit equivalent to RMB176,000,000 at the bank in June 2020. As of December 31, 2020, the balance of the drawdown under this facility was RMB160,000,000. As of December 31, 2019 and 2020, total outstanding balances of these loans were RMB120,000,000 and RMB160,000,000, respectively. Total outstanding balances of restricted cash were equivalent to RMB135,130,713 and RMB168,469,077, respectively.

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

12. CONVERTIBLE LOAN

On December 16, 2016, the Company entered a convertible loan agreement (the ”2016 Convertible Loan”) with Glory Achievement Fund Limited, GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., Hyperfinite Galaxy Holding Limited, Plum Angel Investment Co., Ltd., and Future Capital Discovery Fund I, L.P. (collectively “2016 Convertible Loan Holders”) to obtain a loan of US$16,827,000 (equivalent to RMB115,808,672) in aggregate with one-year term.

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

As the conversion price was not determinable at the issuance date, there was no noncontingent beneficial conversion feature. As such, the 2016 Convertible Loan was not in whole or in part classified as a component of equity. The Company elected to measure the 2016 Convertible Loan in its entirety at fair value with amount of changes in fair value recognized in earnings in consolidated statements of comprehensive income (loss).

The Company adopted a scenario-weighted average method to estimate the fair value of the convertible loan as of December 31, 2017 and the conversion date based on the probability of each scenario and pay-off of convertible loan under each scenario. The scenarios included different timing of next round financing and corresponding conversion price of the convertible loan.

The 2016 Convertible Loan was converted to 10,119,329 Series A-3 Preferred Shares at the price of US$1.66 per share on March 26, 2018 (Note 15).

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Accrued payroll and social insurance	30,780,693	27,837,103
Warranty—current	41,809,564	40,252,099
Employee options payable	3,596,236	24,051,579
Sales rebate	40,344,717	15,799,815
Construction payable	18,765,855	5,410,352
Refundable payment—current	16,293,035	33,031,044
Other taxes payable	10,273,637	15,717,177
Interest payable	2,010,366	453,562
Other*	11,659,294	9,104,873

Accrued expenses and other current liabilities	175,533,397	171,657,604

*    Other mainly include accrued marketing expenses and rental expenses payable.

The Group provides limited warranty to its end customers for terms varying from six months to three years, subject to certain conditions, such as normal use. For the electric motor, the Group provides a 24-month or 30,000-kilometer warranty. For lithium-ion battery packs, the Group provides 24-month or 20,000-kilometer warranty or a 36-month or 30,000-kilometer warranty, depending on the model.

For other parts of the Group’s electric-scooters, the Group provides quality warranty varying from six months to 24 months depending on the parts. The Group is responsible for replacing or repairing the faulty products during their respective warranty terms.

The Group provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement.

Movement of provision for warranty is as follows:

	For the Year Ended December 31,
	2018	2019	2020
Accrued warranty—beginning of year	30,648,678	48,872,284	59,951,866
Accrual for warranties issued during the year	29,346,974	40,271,444	35,197,541
Warranty claims paid	(7,923,760)	(22,132,194)	(18,590,107)
Pre-existing warranty expired	(3,199,608)	(7,059,668)	(17,363,404)
Accrued warranty—end of year	48,872,284	59,951,866	59,195,896

14. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Warranty—non-current	18,142,302	18,943,797
Refundable payment received from franchised stores—non-current	—	5,045,054
Deposits for construction of building—non-current	4,216,666	903,395

Other non-current liabilities	22,358,968	24,892,246

15. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On March 5, 2015, the Company issued convertible loan of US$3.9 million to GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., IDG China Venture Capital Fund IV L.P., and IDG China IV Investors L.P. in aggregate (the ”2015 Convertible Loan”), which carried nil interest and was due by September 5, 2015. On May 27, 2015, the Company issued 16,666,667 Series A-1 Preferred Shares at US$1.20 per share, of which 3,250,000 Series A-1 Preferred Shares were issued upon conversion the 2015 Convertible Loan. The total proceeds from the issuance of Series A-1 Preferred Shares was US$16,100,000 (equivalent to RMB101,208,371).

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

The Company’s redeemable convertible preferred shares activities consisted of the following:

	Series A-1	Series A-2	Series A-3	Series B
	Preferred	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Shares
	Carrying	Carrying	Carrying	Carrying
RMB	amount	amount	amount	amount	Total
Balance as of January 1, 2018	130,684,003	39,205,192	67,955,320	—	237,844,515
Issuance of preferred shares	—	—	181,112,874	161,392,196	342,505,070
Foreign currency translation adjustment	8,090,000	2,427,000	21,651,035	15,544,654	47,712,689
Conversion to Ordinary Shares	(138,774,003)	(41,632,192)	(270,719,229)	(176,936,850)	(628,062,274)
Balance as of December 31, 2018, 2019 and 2020	—	—	—	—	—

16. ORDINARY SHARES AND SERIES SEED PREFERRED SHARES

Ordinary Shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 444,721,650 ordinary shares of US$0.0001 par value as of January 1, 2018.

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

On September 5, 2019, a Class B ordinary shareholder converted 1,400,000 Class B ordinary shares to Class A ordinary shares.

On August 18, 2020, a Class B ordinary shareholder converted 1,260,000 Class B ordinary shares to Class A ordinary shares.

As of December 31, 2020, there were 134,378,432 and 17,982,020 Class A and Class B ordinary shares outstanding, respectively.

Series Seed Preferred Shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 30,000,000 Series Seed Preferred Shares of US$0.0001 par value as of January 1, 2018.

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

17. SHARE-BASED COMPENSATION

Restricted ordinary shares

In May 2015, Mr. Yi’nan Li, Mr. Token Yilin Hu, Ms. Yuqin Zhang and Niu Holding Inc. entered into an arrangement with other investors of the Company, whereby all of their 59,459,020 ordinary shares became restricted and subject to service vesting conditions. The restricted ordinary shares vested equally in four years from the date of imposition of the restriction, which was accelerated in the event of the Company’s IPO. The restricted ordinary shares were subject to repurchase by the Company upon termination of Mr. Yi’nan Li, Mr. Token Yilin Hu and Ms. Yuqin Zhang’s service with the Group. The Company had the right, at its sole discretion, to repurchase restricted ordinary shares at its par value within 60 days after the termination. The restricted ordinary shares were not transferable prior to be vested. Other than the restriction on transfer and service vesting conditions, restricted ordinary shareholders had all other rights and privileges as ordinary shareholders. Compensation cost was measured for the restricted ordinary shares using the estimated fair value of the Company’s ordinary shares of US$0.53 per share at the date of imposition of the restriction in May 2015, and was amortized to consolidated statements of comprehensive income (loss) on a straight-line basis over the vesting term of four years.

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

The total fair value of shares vested during the year ended December 31, 2018 was RMB264,075,922. Total compensation expenses recognized for restricted ordinary shares for the year ended December 31, 2018 was allocated to the following expense items:

For the Year Ended
December 31,
2018
RMB
Research and development expenses	18,371,203
General and administrative expenses	207,871,076
Total restricted ordinary shares compensation expense	226,242,279

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

As of December 31, 2020, the Company has granted under the 2016 Plan, excluding those were canceled or expired after the relevant grant dates: (i) 4,460,894 share options with exercise price of US$0.20 per share and vesting schedule of 40% vesting on the second anniversary of the grant date and the remaining vesting in three equal annual installments; (ii) 705,196 share options with exercise price of nil and vesting in four equal annual installments; (iii) 100,000 restricted share units and vesting in two equal annual installments; and (iv) 427,250 restricted share units with vesting in four equal annual installments.

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

As of December 31, 2020, the Company has granted under the 2018 Plan: (i) 4,180,000 share options with exercise price of US$3.425 and vesting in four equal annual installments; and (ii) 3,454,300 restricted share units with vesting in four equal annual installments.

A summary of the share options activities under the Amended 2016 Plan and the 2018 Plan for the year ended December 31, 2020 is presented below:

			Weighted
		Weighted	remaining
	Number of	average exercise	contractual	Aggregate
	share	price	years	intrinsic value
		US$		US$
Outstanding at January 1, 2020	8,682,356	1.74
Granted	—	—
Exercised	(2,610,926)	1.34
Forfeited	(79,106)	0.20

Outstanding at December 31, 2020	5,992,324	1.93	7.32	72,489,587
Exercisable as of December 31, 2020	2,032,930	0.35	5.58	27,790,820

The fair value of the options granted is estimated on the grant dates using the binomial option pricing model with the following key assumptions used:

Grant Date:	2018	2019
Risk-free rate of return (per annum)	2.78% - 3.13%	1.90%
Volatility	49.9% - 50.9%	47.9%
Expected dividend yield	0%	0%
Exercise multiple	2.2	2.2-2.8
Fair value of underlying ordinary share	US$2.05 - US$4.10	US$3.425
Expected term (in years)	10	10

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

The weighted average grant date fair value of the share options granted for the years ended December 31, 2018 and 2019 was US$2.11 and US$1.62, respectively. Compensation costs recognized for share options for the years ended December 31, 2018, 2019 and 2020 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	246,947	255,679	171,501
Selling and marketing expenses	2,124,728	2,471,725	3,012,857
Research and development expenses	955,538	3,060,263	4,895,748
General and administrative expenses	2,392,740	6,232,590	9,614,592
Total share options compensation expense	5,719,953	12,020,257	17,694,698

As of December 31, 2020, RMB35,165,131 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 2.41 years.

A summary of the restricted share units activities for the year ended December 31, 2020 is presented below:

		Weighted
		average grant
	Number of	date fair
	shares	value
		US$
Unvested as of January 1, 2020	1,744,600	3.64

Granted	2,187,700	3.81
Vested	(473,650)	3.70
Forfeited	(750)	3.89

Unvested as of December 31, 2020	3,457,900	3.74

Compensation costs recognized for restricted share units for the years ended December 31, 2018, 2019 and 2020 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	—	36,332	472,182
Selling and marketing expenses	—	2,185,586	6,932,616
Research and development expenses	—	1,146,846	6,021,889
General and administrative expenses	375,123	4,233,758	8,487,530
Total restricted share units compensation expense	375,123	7,602,522	21,914,217

As of December 31, 2020, RMB69,051,032 of total unrecognized compensation expense related to restricted share units is expected to be recognized over a weighted average period of approximately 2.85 years.

Total share-based compensation expenses recognized for the years ended December 31, 2018, 2019 and 2020 were allocated to the following expense items:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	246,947	292,011	643,683
Selling and marketing expenses	2,124,728	4,657,311	9,945,473
Research and development expenses	52,864,313	4,207,109	10,917,637
General and administrative expenses	210,638,939	10,466,348	18,102,122
Total share-based compensation expense	265,874,927	19,622,779	39,608,915

18. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2020, respectively:

	December 31, 2020			Total
RMB	Level 1	Level 2	Level 3	Fair Value
Assets
Short-term investments (Note 3)	—	745,608,877	—	745,608,877

	December 31, 2019			Total
RMB	Level 1	Level 2	Level 3	Fair Value
Assets
Short-term investments (Note 3)	—	310,439,321	—	310,439,321

The table below reflects the reconciliation from the opening balances to the closing balances for a convertible loan, a recurring fair value measurement categorized as Level 3 of the fair value hierarchy, for the year ended December 31, 2018:

For the Year Ended December 31,
2018
Convertible loan-beginning of year	151,557,796
Change in fair value	34,499,858
Conversion to Series A-3 Preferred Shares	(181,112,874)
Foreign currency translation adjustment	(4,944,780)
Convertible loan-end of year	—

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

The components of income (loss) before income taxes are as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cayman	(34,397,077)	6,633,761	(1,356,797)
Indonesia	—	(11,705)	(1,124,698)
Hong Kong S.A.R.	(4,507,360)	(3,820,485)	(7,773,553)
PRC, excluding Hong Kong S.A.R.	(310,123,039)	195,497,541	199,993,770
Total	(349,027,476)	198,299,112	189,738,722

Income tax expense consists of the following:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax expense	—	7,460,535	39,236,745
Deferred income tax expense (benefit)	—	753,806	(18,150,489)
Total	—	8,214,341	21,086,256

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

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Computed expected income tax expense	(87,256,869)	49,574,778	47,434,681
Non-PRC entities not subject to income tax	9,726,109	(700,393)	2,563,762
Research and development expenses bonus deduction	(7,528,081)	(10,181,598)	(18,508,967)
Non-deductible share-based compensation expenses	66,374,951	4,532,885	9,453,660
Other non-deductible expenses	176,111	32,602	446,051
Change in valuation allowance	18,507,779	(35,043,933)	(20,302,931)

Actual income tax expense	—	8,214,341	21,086,256

b)    Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2019	2020
	RMB	RMB
Deferred income tax assets
Net operating loss carry forwards	39,342,952	38,311,539
Accrued warranty	14,987,967	14,798,974
Accrued payroll and social insurance	3,873,748	2,690,649
Deferred revenue	6,363,254	6,333,023
Advertising expense	937,639	—
Allowance for doubtful accounts	822,134	826,845
Write-downs for inventories	2,622,784	3,665,728
Less: Valuation allowance	(62,864,281)	(41,219,052)

Total deferred income tax assets, net	6,086,197	25,407,706

Deferred income tax liabilities
Short-term investments	511,975	341,864
Property, plant and equipment	6,840,002	11,581,945

Total deferred income tax liabilities	7,351,977	11,923,809

Net deferred income tax assets	—	14,593,376
Net deferred income tax liabilities	1,265,780	1,109,479

As of December 31, 2020, the Group had net operating loss carry forwards of RMB153,246,154 attributable to the PRC subsidiaries, the VIE and VIE’s subsidiaries. Tax losses of RMB39,438,941, RMB34,897,140, RMB40,001,196, RMB8,922,241 and RMB29,986,636 will expire, if unused, by 2021, 2022, 2023, 2024 and 2025, respectively.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. The valuation allowance as of December 31, 2019 and 2020 was primarily provided for the deferred income tax assets of certain PRC subsidiaries, VIE and VIE’s subsidiaries. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year	79,704,629	98,212,408	62,864,281
Additions (reversals)	18,507,779	(35,043,933)	(20,302,931)
Decrease relating to expiration of loss carry forwards	—	(304,194)	(1,342,298)

Balance at the end of the year	98,212,408	62,864,281	41,219,052

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries for the years from 2016 to 2020 are open to examination by the PRC tax authorities.

20. NET INCOME (LOSS) PER ORDINARY SHARE

The following table sets forth the basic and diluted net income (loss) per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to ordinary shareholders	(349,027,476)	190,084,771	168,652,466

Denominator:
Weighted average number of ordinary shares outstanding	65,834,876	148,896,691	150,775,447
Weighted average number of ordinary shares equivalents outstanding	—	128,475	121,965

Denominator for basic net income (loss) per ordinary share	65,834,876	149,025,166	150,897,412
Dilutive effect of outstanding share options	—	3,978,477	4,900,551
Dilutive effect of unvested restricted share units	—	244,545	2,037,905

Denominator for diluted net income (loss) per ordinary share	65,834,876	153,248,188	157,835,868

Net income (loss) per ordinary share
—Basic	(5.30)	1.28	1.12
—Diluted	(5.30)	1.24	1.07

Securities that could potentially dilute basic net income (loss) per share in the future that were not included in the computation of diluted net income (loss) per share because to do so would have been antidilutive for the years ended December 31, 2018, 2019 and 2020 are as follow:

	For the Year Ended
	December 31,
	2018	2019	2020
Share options	5,314,246	4,180,000	—
Unvested restricted share units	100,000	—	66,800

21. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Electronic scooter sales	1,370,522,269	1,787,274,271	2,143,292,397
Accessory and spare parts sales	91,373,179	253,799,782	258,928,790
Service revenues	15,885,856	35,215,048	42,107,577
Revenues	1,477,781,304	2,076,289,101	2,444,328,764

The following summarizes the Group’s revenue from the following geographic areas (based on the location of customers):

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
PRC	1,318,657,227	1,643,221,531	2,039,210,587
Europe	148,963,330	274,445,360	305,244,466
Others	10,160,747	158,622,210	99,873,711
Revenues	1,477,781,304	2,076,289,101	2,444,328,764

22. COMMITMENTS AND CONTINGENCIES

Capital commitment

The Company has commitments for the construction of fixed assets of RMB 43,056,970 as of December 31, 2020. The future payments schedule is presented as follows:

	Payment Due by Period
		Less than			More than
	Total	1 year	1 – 3 years	3 – 5 years	5 years

	(RMB)
Capital commitment	43,056,970	36,499,470	5,864,500	594,000	99,000

Operating lease commitment

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB7,306,686, RMB10,931,713 and RMB14,034,591 for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, future minimum lease commitments, all under office and facilities non-cancelable operating lease agreements, were as follows:

Year ending December 31,	RMB
2021	11,173,499
2022	10,191,143
2023	10,437,322
2024	11,068,206
2025	2,442,573
2026	674,828

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2020.

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

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, consolidated VIE and VIE’s subsidiaries, under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, consolidated VIE and VIE’s subsidiaries” and the subsidiaries, consolidated VIE and VIE’s subsidiaries’ income (losses) as “Share of income (losses) from subsidiaries, consolidated VIE and VIE’s subsidiaries” on the condensed statements of results of operations. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements. As of December 31, 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Niu Technologies, except for those, which have been separately disclosed in the consolidated financial statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2019	2020
	RMB	RMB
Assets
Current assets
Cash	120,548,511	73,329,699
Term deposits	174,404,554	130,498,000
Restricted cash	135,130,713	168,469,077
Prepayments and other current assets	7,705,862	7,477,871
Total current assets	437,789,640	379,774,647
Non-current assets
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries	479,225,101	617,896,929
Total assets	917,014,741	997,671,576

Liabilities
Current liabilities
Amount due to subsidiaries, consolidated VIE and VIE’s subsidiaries	4,262,270	4,262,270
Accrued expenses and other current liabilities	451,354	35,062
Total current liabilities and total liabilities	4,713,624	4,297,332

Shareholders’ equity:
Class A ordinary shares	84,494	87,300
Class B ordinary shares	11,977	11,202
Additional paid-in capital	1,738,102,741	1,801,940,071
Accumulated other comprehensive loss	(13,895,942)	(43,016,027)
Accumulated deficit	(812,002,153)	(765,648,302)
Total shareholders’ equity	912,301,117	993,374,244
Total liabilities and shareholders’ equity	917,014,741	997,671,576

(b)	Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Total operating expenses	(1,908,610)	(3,810,862)	(7,308,201)
Changes in fair value of a convertible loan	(34,499,858)	—	—
Share of income (losses) from subsidiaries, consolidated VIE and VIE’s subsidiaries	(331,955,300)	174,142,290	47,710,647
Interest income	2,011,390	10,444,623	5,951,405

Income (loss) before income taxes	(366,352,378)	180,776,051	46,353,851
Income tax expense	—	—	—

Net income (loss)	(366,352,378)	180,776,051	46,353,851

(c)	Condensed Statements of Cash Flows

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(351,432,253)	124,118,382	(55,920,062)
Net cash provided by (used in) investing activities	(19,902,073)	(144,813,597)	34,502,559
Net cash provided by (used in) financing activities	481,123,035	(2,133,713)	24,230,446
Effect of foreign currency exchange rate changes on cash and restricted cash	7,176,014	4,249,727	(16,693,391)

Net increase in cash and restricted cash	116,964,723	(18,579,201)	(13,880,448)

Cash and restricted cash at the beginning of the year	157,293,702	274,258,425	255,679,224

Cash and restricted cash at the end of the year	274,258,425	255,679,224	241,798,776