Form 20-F
period 2021-12-31
Niu Technologies
filed 2022-04-27
CIK 1744781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.

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

Fion Wenjuan Zhou, Chief Financial Officer

Telephone: +8610-6432-1899

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

137,138,810 Class A ordinary shares and 16,542,020 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2021.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

…The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

Yes ☐ No ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“NIU,” “we,” “us,” and “our” are to Niu Technologies, our Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and the subsidiaries of the VIE;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“our company” is to Niu Technologies, our Cayman Islands holding company;
●	“the variable interest entity” and “the VIE” are to Beijing Niudian Technology Co., Ltd., or Beijing Niudian;
●	“our WFOE” are to Beijing Niudian Information Technology Co., Ltd., or Niudian Information;
●	“RMB” and “Renminbi” are to the legal currency of China; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate on as of the end of December 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of smart electric two-wheeled vehicle industry;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with our users/customers, suppliers, strategic partners and other stakeholders;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Niu Technologies is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with its consolidated affiliated entity based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in China through the VIE, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for all of our total revenues for the year ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “our company” refers to Niu Technologies, whereas “NIU,” “we,” “us,” and “our” refer to Niu Technologies, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including power of attorney, second amended and restated equity pledge agreement, amended and restated exclusive business cooperation agreements, second amended and restated exclusive option agreements and spousal consent letters, have been entered into by and among our subsidiaries, the VIE and its shareholders. Terms contained in each set of contractual arrangements with the VIE and its shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities, and these agreements have not been tested in China courts. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the VIE. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE. A significant part of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our PRC subsidiaries and the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. Our company may not be able to repay its indebtedness, and the ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and VIE that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Our company and the VIE face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, the use of the VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. In addition, since our auditor is headquartered in mainland China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our company and the VIE face various risks and uncertainties related to doing business in China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. We also face risks associated with the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors as discussed under “—The Holding Foreign Companies Accountable Act.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Niu Technologies is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Niu Technologies’ ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Niu Technologies. In addition, each of our PRC subsidiaries and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash inflows of Niu Technologies were primarily generated from the proceeds received from Niu Technologies’ public offerings of ordinary shares, other financing activities and cash generated from our operating activities. For the years ended December 31, 2019, 2020 and 2021, Niu Technologies did not provide any capital contributions or loans to our PRC subsidiaries. For the years ended December 31, 2019, 2020 and 2021, the VIE did not receive loans provided by Niu Technologies. For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between Niu Technologies and a subsidiary, the VIE or its subsidiary, no subsidiaries paid dividends or made other distributions to Niu Technologies, and no dividends or distributions were paid or made to U.S. investors.

For the years ended December 31, 2019, 2020 and 2021, our subsidiaries did not provide capital contributions to the VIE. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Pursuant to the Amended and Restated Exclusive Business Cooperation Agreements between our WFOE and the VIE, the VIE agrees to pay our WFOE a monthly service fee at an amount that is equal to 100% of its net profits or an amount adjusted by our WFOE in its sole discretion for the relevant month, which should be paid within seven business days upon receipt of invoice from our WFOE. The VIE has paid RMB104.0 million, RMB143.5 million and RMB203.4 million (US$31.9 million) of service fee to our WFOE for the years ended December 31, 2019, 2020 and 2021, respectively. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where Niu Technologies, the direct parent company of our subsidiaries, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Niu Technologies Group Limited, which directly owns our PRC subsidiary, Niudian Information, is incorporated in Hong Kong. However, if Niu Technologies Group Limited is not considered to be the beneficial owner of the dividends paid to it by Niudian Information under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge the VIE for services provided to VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and VIE qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be nonsubstantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the PRC subsidiaries.

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries, which in turn relies on consulting and other fees paid to us by our consolidated affiliated entities, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

In addition, our PRC subsidiaries, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIE in China, including, among others, CCC certification and ICP License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation on internet-related businesses and companies.”

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the VIE may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, in connection with offering and listing in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval” and “—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income (loss) data (other than data in U.S. dollars) and selected consolidated statements of cash flows data (other than data in U.S. dollars) for the years ended December 31, 2019, 2020 and 2021 and the selected consolidated balance sheets data (other than data in U.S. dollars) as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income (loss) data and selected consolidated statements of cash flows data for the years ended December 31, 2017 and 2018 and selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report, except for the effects of the retrospective adjustments on the presentation and classification of changes in restricted cash in our consolidated statements of cash flows due to the adoption of Accounting Standards Update No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), on January 1, 2019. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of our consolidated affiliated entities and consolidates our consolidated affiliated entities and their subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat our consolidated affiliated entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	769,368	1,477,781	2,076,289	2,444,329	3,704,537	581,323
Cost of revenues(1)	(714,670)	(1,279,156)	(1,589,738)	(1,885,180)	(2,891,758)	(453,780)
Gross profit	54,698	198,625	486,551	559,149	812,779	127,543
Operating expenses
Selling and marketing expenses(1)	(83,065)	(150,151)	(182,873)	(200,761)	(332,008)	(52,099)
Research and development expenses(1)	(39,493)	(91,812)	(67,187)	(105,335)	(135,218)	(21,219)
General and administrative expenses(1)	(74,799)	(272,464)	(79,616)	(104,860)	(141,799)	(22,251)
Total operating expenses	(197,357)	(514,427)	(329,676)	(410,956)	(609,025)	(95,569)
Government grants	833	1,396	29,834	22,441	48,727	7,646
Operating income (loss)	(141,826)	(314,406)	186,709	170,634	252,481	39,620
Change in fair value of a convertible loan	(43,006)	(34,500)	—	—	—	—
Interest expenses	(3,154)	(7,722)	(11,397)	(7,381)	(6,168)	(968)
Interest income	1,007	2,999	16,899	8,787	5,376	844
Investment income	2,316	4,602	6,088	17,698	21,168	3,321
Income (loss) before income taxes	(184,663)	(349,027)	198,299	189,738	272,857	42,817
Income tax expense	—	—	(8,214)	(21,086)	(47,037)	(7,381)
Net income (loss)	(184,663)	(349,027)	190,085	168,652	225,820	35,436
Net income (loss) per ordinary share
— Basic	(7.02)	(5.30)	1.28	1.12	1.47	0.23
— Diluted	(7.02)	(5.30)	1.24	1.07	1.41	0.22
Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income (loss) per ordinary share
— Basic	26,295,181	65,834,876	149,025,166	150,897,412	153,672,358	153,672,358
— Diluted	26,295,181	65,834,876	153,248,188	157,835,868	160,460,976	160,460,976
(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	253	247	292	644	847	133
Selling and marketing expenses	1,611	2,125	4,657	9,945	13,293	2,086
Research and development expenses	13,879	52,864	4,207	10,918	17,061	2,677
General and administrative expenses	46,784	210,639	10,466	18,102	16,017	2,514
Total	62,527	265,875	19,622	39,609	47,218	7,410

The following table presents our selected consolidated balance sheets data as of December 31, 2017, 2018, 2019, 2020 and 2021:

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	111,996	569,060	279,946	227,004	208,374	32,698
Term deposit	—	27,453	174,405	130,498	131,575	20,647
Restricted cash	85,188	120,241	310,439	168,469	223,971	35,146
Short-term investments	169,889	179,263	221,656	745,609	773,678	121,407
Accounts receivable, net	10,382	54,425	115,229	101,320	268,557	42,142
Inventories	88,226	142,382	178,633	142,166	269,637	42,312
Total assets	503,632	1,185,252	1,510,840	1,846,809	2,441,213	383,080
Short-term bank borrowings	168,234	179,978	217,394	180,000	180,000	28,246
Convertible loan	151,558	—	—	—	—	—
Accounts payable	124,938	249,666	258,988	395,826	538,930	84,570
Total liabilities	591,023	614,845	719,310	853,435	1,176,659	184,644
Total mezzanine equity	237,845	—	—	—	—	—
Total shareholders’ equity (deficit)	(325,236)	570,407	791,530	993,374	1,264,554	198,436

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities(1)	80,063	8,569	178,680	465,599	334,175	52,439
Net cash used in investing activities	(55,929)	(103,590)	(467,889)	(535,232)	(295,059)	(46,301)
Net cash provided by (used in) financing activities(1)	68,703	555,383	35,282	(13,164)	6,246	980
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(13,065)	6,076	7,206	(23,332)	(8,490)	(1,332)
Net increase (decrease) in cash, cash equivalents and restricted cash	79,772	466,438	(246,721)	(106,129)	36,872	5,786
Cash, cash equivalents and restricted cash at the beginning of the year	202,113	281,885	748,323	501,602	395,473	62,058
Cash, cash equivalents and restricted cash at the end of the year	281,885	748,323	501,602	395,473	432,345	67,844
(1)	We adopted Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows for the years ended December 31, 2017 and 2018 to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of our retrospective reclassification on cash flows from operating activities for the years ended December 31, 2017 and 2018 was nil and an increase of RMB0.8 million, respectively. The impact of our retrospective reclassification on cash flows from financing activities for the years ended December 31, 2017 and 2018 was an increase of RMB66.3 million and nil, respectively.

Financial Information Related to Our Subsidiaries and the VIE

The following table presents the condensed consolidating schedule of results of operations for our subsidiaries and the VIE for the periods presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	44,397	192,901	3,768,134	(300,895)	3,704,537
Cost of revenues (4)	—	(37,772)	(69,322)	(2,879,594)	94,930	(2,891,758)
Gross profit	—	6,625	123,579	888,540	(205,965)	812,779
Selling and marketing expenses (4)	—	(11,035)	(44,394)	(358,394)	81,815	(332,008)
Research and development expenses (4)	—	—	(23,920)	(200,603)	89,305	(135,218)
General and administrative expenses (4)	(11,442)	(2,688)	(24,605)	(137,474)	34,410	(141,799)
Total operating expenses	(11,442)	(13,723)	(92,919)	(696,471)	205,530	(609,025)
Government grants	—	—	—	48,727	—	48,727
Share of income from subsidiaries, consolidated VIE and VIE's subsidiaries (3)	235,265	—	—	—	(235,265)	—
Interest expenses	—	—	—	(6,168)	—	(6,168)
Interest income	1,998	52	2	3,324	—	5,376
Investment income	—	1,233	—	19,935	—	21,168
Income (losses) before income taxes	225,821	(5,813)	30,662	257,887	(235,700)	272,857
Income tax expense	—	(410)	(2,588)	(44,039)	—	(47,037)
Net income (losses)	225,821	(6,223)	28,074	213,848	(235,700)	225,820

	For the Year Ended December 31, 2020
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	12,232	134,684	2,500,024	(202,611)	2,444,329
Cost of revenues (4)	—	(9,436)	(55,084)	(1,877,070)	56,410	(1,885,180)
Gross profit	—	2,796	79,600	622,954	(146,201)	559,149
Selling and marketing expenses (4)	—	(9,982)	(40,804)	(210,861)	60,886	(200,761)
Research and development expenses (4)	—	—	(14,897)	(173,465)	83,027	(105,335)
General and administrative expenses (4)	(7,308)	(3,124)	(20,804)	(75,581)	1,957	(104,860)
Total operating expenses	(7,308)	(13,106)	(76,505)	(459,907)	145,870	(410,956)
Government grants	—	—	—	22,441	—	22,441
Share of income from subsidiaries, consolidated VIE and VIE's subsidiaries (3)	47,711	—	—	—	(47,711)	—
Interest expenses	—	—	—	(7,381)	—	(7,381)
Interest income	5,951	1,750	438	648	—	8,787
Investment income	—	296	201	17,201	—	17,698
Income (losses) before income taxes	46,354	(8,264)	3,734	195,956	(48,042)	189,738
Income tax expense	—	(199)	—	(20,887)	—	(21,086)
Net income (losses)	46,354	(8,463)	3,734	175,069	(48,042)	168,652

	For the Year Ended December 31, 2019
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	6,940	97,395	2,115,502	(143,548)	2,076,289
Cost of revenues (4)	—	(3,230)	(39,351)	(1,586,670)	39,513	(1,589,738)
Gross profit	—	3,710	58,044	528,832	(104,035)	486,551
Selling and marketing expenses (4)	—	(6,046)	(38,426)	(191,303)	52,902	(182,873)
Research and development expenses (4)	—	—	(12,594)	(105,762)	51,169	(67,187)
General and administrative expenses	(3,811)	(5,333)	(22,994)	(47,478)	—	(79,616)
Total operating expenses	(3,811)	(11,379)	(74,014)	(344,543)	104,071	(329,676)
Government grants	—	—	5,000	24,834	—	29,834
Share of income from subsidiaries, consolidated VIE and VIE's subsidiaries (3)	174,142	—	—	—	(174,142)	—
Interest expenses	—	—	—	(11,397)	—	(11,397)
Interest income	—	3,645	1,930	879	—	16,899
Investment income	—	—	6	6,082	—	6,088
Income (losses) before income taxes	180,776	(4,024)	(9,034)	204,687	(174,106)	198,299
Income tax expense	—	—	—	(8,214)	—	(8,214)
Net income (losses)	180,776	(4,024)	(9,034)	196,473	(174,106)	190,085

The following table presents the condensed consolidating schedule of financial position for our subsidiaries and the VIE as of the dates presented.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash and cash equivalents	107,769	17,954	187	82,464	—	208,374
Term deposit—current	95,636	—	—	—	—	95,636
Restricted cash	176,141	—	—	47,830	—	223,971
Short-term investments	—	30,229	—	743,449	—	773,678
Accounts receivable, net	—	885	—	267,672	—	268,557
Inventories (1)	—	4,366	—	266,292	(1,021)	269,637
Amounts due from inter-companies (2)	—	29,726	455,990	23,235	(508,951)	—
Prepayments and other current assets	8,394	5,113	3,840	38,715	—	56,062
Total current assets	387,940	88,273	460,017	1,469,657	(509,972)	1,895,915

Term deposits—non-current	15,939	—	—	20,000	—	35,939
Property and equipment, net	—	80	3,022	394,114	—	397,216
Intangible assets, net	—	2,072	63	1,533	—	3,668
Operating lease right-of-use assets	—	—	—	94,201	—	94,201
Investment in and amount due from subsidiaries, consolidated VIE and VIE's subsidiaries (2)(3)	865,698	219,317	—	—	(1,085,015)	—
Deferred income tax assets—non-current	—	—	—	11,907	—	11,907
Other non-current assets	—	—	—	2,367	—	2,367
Total non-current assets	881,637	221,469	3,085	524,122	(1,085,015)	545,298
Total assets	1,269,577	309,742	463,102	1,993,779	(1,594,987)	2,441,213

Short-term bank borrowings	—	—	—	180,000	—	180,000
Notes payable	—	—	—	143,623	—	143,623
Accounts payable	—	15,633	—	523,297	—	538,930
Income taxes payable	—	295	2,588	14,719	—	17,602
Advances from customers	—	2,241	—	15,026	—	17,267
Deferred revenue—current	—	—	—	32,758	—	32,758
Amounts due to inter-companies (2)	4,262	7,431	11,541	485,717	(508,951)	—
Accrued expenses and other current liabilities	761	4,041	12,117	181,985	—	198,904
Total current liabilities	5,023	29,641	26,246	1,577,125	(508,951)	1,129,084

Deferred revenue—non-current	—	—	—	10,694	—	10,694
Deferred income tax liabilities	—	—	—	1,992	—	1,992
Operating lease liabilities	—	—	—	13,922	—	13,922
Other non-current liabilities	—	—	—	20,967	—	20,967
Amounts due to inter-companies (2)	—	114,296	—	—	(114,296)	—
Total non-current liabilities	—	114,296	—	47,575	(114,296)	47,575
Total liabilities	5,023	143,937	26,246	1,624,700	(623,247)	1,176,659

Total shareholders’ equity	1,264,554	165,805	436,856	369,079	(971,740)	1,264,554
Total liabilities and shareholders’ equity	1,269,577	309,742	463,102	1,993,779	(1,594,987)	2,441,213

	As of December 31, 2020
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash and cash equivalents	73,330	47,314	510	105,850	—	227,004
Term deposit—current	130,498	—	—	—	—	130,498
Restricted cash	168,469	—	—	—	—	168,469
Short-term investments	—	49,013	—	696,596	—	745,609
Accounts receivable, net	—	—	—	101,320	—	101,320
Inventories (1)	—	2,270	—	140,603	(707)	142,166
Amounts due from inter-companies (2)	—	1,085	419,562	12,329	(432,976)	—
Prepayments and other current assets	7,477	2,193	329	22,833	—	32,832
Total current assets	379,774	101,875	420,401	1,079,531	(433,683)	1,547,898

Property and equipment, net	—	5	3,232	195,808	—	199,045
Intangible assets, net	—	3,781	78	1,748	—	5,607
Land use rights, net	—	—	—	48,835	—	48,835
Investment in and amount due from subsidiaries, consolidated VIE and VIE's subsidiaries (2)(3)	617,897	219,317	—	—	(837,214)	—
Deferred income tax assets—non-current	—	—	—	14,593	—	14,593
Other non-current assets	—	—	—	30,831	—	30,831
Total non-current assets	617,897	223,103	3,310	291,815	(837,214)	298,911
Total assets	997,671	324,978	423,711	1,371,346	(1,270,897)	1,846,809

Short-term bank borrowings	—	—	—	180,000	—	180,000
Accounts payable	—	—	—	395,826	—	395,826
Income taxes payable	—	200	—	14,355	—	14,555
Advances from customers	—	1,244	—	38,818	—	40,062
Deferred revenue—current	—	—	—	21,156	—	21,156
Amounts due to inter-companies (2)	4,262	1,467	6,600	420,647	(432,976)	—
Accrued expenses and other current liabilities	35	2,699	8,392	160,532	—	171,658
Total current liabilities	4,297	5,610	14,992	1,231,334	(432,976)	823,257

Deferred revenue—non-current	—	—	—	4,177	—	4,177
Deferred income tax liabilities	—	—	—	1,109	—	1,109
Other non-current liabilities	—	—	—	24,892	—	24,892
Amounts due to inter-companies (2)	—	101,760	—	—	(101,760)	—
Total non-current liabilities	—	101,760	—	30,178	(101,760)	30,178
Total liabilities	4,297	107,370	14,992	1,261,512	(534,736)	853,435

Total shareholders’ equity	993,374	217,608	408,719	109,834	(736,161)	993,374
Total liabilities and shareholders’ equity	997,671	324,978	423,711	1,371,346	(1,270,897)	1,846,809

The following table presents condensed consolidating schedule of cash flow data for our subsidiaries and the VIE for the years ended presented.

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	25,840	(47,540)	1,200	354,675	—	334,175
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(93)	(1,523)	(284,129)	—	(285,745)
Purchase of term deposits	(287,163)	—	—	(70,000)	—	(357,163)
Cash received from redemption of term deposits	303,296	—	—	50,000	—	353,296
Cash paid for purchase of short-term investments	—	(205,000)	—	(5,827,000)	—	(6,032,000)
Cash received from sale of short-term investments	—	225,232	—	5,801,935	—	6,027,167
Others	—	—	—	(614)	—	(614)
Net cash provided by (used in) investing activities	16,133	20,139	(1,523)	(329,808)	—	(295,059)
Cash flows from financing activities:
Cash received from exercise of employee stock options	6,246	—	—	—	—	6,246
Proceeds from short-term bank borrowings	—	—	—	340,000	—	340,000
Repayment for short-term bank borrowings	—	—	—	(340,000)	—	(340,000)
Net cash provided by financing activities	6,246	—	—	—	—	6,246
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(6,108)	(1,959)	—	(423)	—	(8,490)
Net increase (decrease) in cash, cash equivalents and restricted cash	42,111	(29,360)	(323)	24,444	—	36,872
Cash, cash equivalents and restricted cash at the beginning of the year	241,799	47,314	510	105,850	—	395,473
Cash, cash equivalents and restricted cash at the end of the year	283,910	17,954	187	130,294	—	432,345

	For the Year Ended December 31, 2020
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	(55,920)	53,903	(102,580)	570,196	—	465,599
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(6)	(2,404)	(109,336)	—	(111,746)
Payment of land use rights	—	—	—	(39,750)	—	(39,750)
Purchase of intangible assets	—	—	(86)	—	—	(86)
Purchase of term deposits	(339,653)	(56,671)	(15,000)	—	—	(411,324)
Cash received from redemption of term deposits	374,156	56,671	15,000	—	—	445,827
Investments in WFOE (5)	—	(66,350)	—	—	66,350	—
Cash paid for purchase of short-term investments	—	(147,000)	(41,940)	(2,537,560)	—	(2,726,500)
Cash received from sale of short-term investments	—	98,295	42,141	2,167,911	—	2,308,347
Net cash provided by (used in) investing activities	34,503	(115,061)	(2,289)	(518,735)	66,350	(535,232)
Cash flows from financing activities:
Cash received from exercise of employee stock options	24,230	—	—	—	—	24,230
Proceeds from other subsidiaries of our company (5)	—	—	66,350	—	(66,350)	—
Proceeds from short-term bank borrowings	—	—	—	180,000	—	180,000
Repayment for short-term bank borrowings	—	—	—	(217,394)	—	(217,394)
Net cash provided by (used in) financing activities	24,230	—	66,350	(37,394)	(66,350)	(13,164)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(16,693)	(4,874)	—	(1,765)	—	(23,332)
Net increase (decrease) in cash, cash equivalents and restricted cash	(13,880)	(66,032)	(38,519)	12,302	—	(106,129)
Cash, cash equivalents and restricted cash at the beginning of the year	255,679	113,346	39,029	93,548	—	501,602
Cash, cash equivalents and restricted cash at the end of the year	241,799	47,314	510	105,850	—	395,473

	For the Year Ended December 31, 2019
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	124,118	(129,399)	(100,946)	284,907	—	178,680
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	—	(2,500)	(111,734)	—	(114,234)
Payment of land use rights	—	—	—	(24,762)	—	(24,762)
Purchase of intangible assets	—	(886)	—	(1,132)	—	(2,018)
Purchase of term deposits	(172,397)	—	—	—	—	(172,397)
Cash received from redemption of term deposits	27,583	—	—	—	—	27,583
Investments in WFOE (5)	—	(75,465)	—	—	75,465	—
Cash paid for purchase of short-term investments	—	—	(7,000)	(1,801,463)	—	(1,808,463)
Cash received from sale of short-term investments	—	—	7,007	1,619,395	—	1,626,402
Net cash provided by (used in) investing activities	(144,814)	(76,351)	(2,493)	(319,696)	75,465	(467,889)
Cash flows from financing activities:
Payment of issuance cost of Class A ordinary shares in connection with IPO	(3,131)	—	—	—	—	(3,131)
Cash received from exercise of employee stock options	997	—	—	—	—	997
Proceeds from other subsidiaries of our company (5)	—	—	75,465	—	(75,465)	—
Proceeds from short-term bank borrowings	—	—	—	266,280	—	266,280
Repayment for short-term bank borrowings	—	—	—	(228,864)	—	(228,864)
Net cash provided by (used in) financing activities	(2,134)	—	75,465	37,416	(75,465)	35,282
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	4,251	2,757	—	198	—	7,206
Net increase (decrease) in cash, cash equivalents and restricted cash	(18,579)	(202,993)	(27,974)	2,825	—	(246,721)
Cash, cash equivalents and restricted cash at the beginning of the year	274,258	316,339	67,003	90,723	—	748,323
Cash, cash equivalents and restricted cash at the end of the year	255,679	113,346	39,029	93,548	—	501,602

Notes:

(1)	It represents the elimination of the unrealized profit from inter-company sales.
(2)	It represents the elimination of inter-company balances among our company, our WFOE, other subsidiaries of our company and VIE and its subsidiaries.
(3)	It represents the elimination of the investment in VIEs and our subsidiaries.
(4)	It represents the elimination of the inter-company technical services, marketing services, research and development services and inter-company sales.
(5)	It represents cash received as the investment in our WFOE from other subsidiaries, which was eliminated as inter-company transaction upon consolidation.

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

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our success depends upon the continued strength of our brand. If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected;
●	Our success is dependent on the continued popularity of our existing products and services and our continued innovation and successful launches of new products and services, and we may not be able to anticipate or make timely responses to changes in the preferences of consumers;
●	We rely heavily on city partners and franchised stores for sales and distribution of our products and our success depends on our offline distribution network;
●	We rely substantially on external suppliers for certain components and raw materials used in our products;
●	We may not be able to maintain profitability;
●	Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation;
●	We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations;
●	We may face intense competition in the electric two-wheeled vehicles industry;
●	Our marketing strategy of appealing to and growing sales to a more diversified group of users may not continue to be successful; and
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

●	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations; and
●	We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval;
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs;
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation on internet-related businesses and companies;
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and
●	Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
●	If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline;
●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price;
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial; and
●	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Risks Relating to Our Business and Industry

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

We rely heavily on city, partners and franchised stores for sales and distribution of our products and our success depends on our offline distribution network.

We have established a distinct omnichannel retail network to sell our products and services to our customers. In China, our offline retail channels consist of city partners and franchised stores, whereas in European and other countries, we rely on overseas distributors. Our unique “city partner” system plays an important role in our offline sales strategy in China. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. As of December 31, 2021, we had 338 city partners and 3,108 franchised stores in China. Our offline distribution network plays a crucial role in our omnichannel retail system. We rely on these city partners and franchised stores in China to directly interact with and serve our users, but the interest of city partners and franchised stores may not be entirely aligned with ours or with that of other city partners and franchised stores. As of December 31, 2021, one distributor accounted for greater than 10% of our net accounts receivable. There can be no assurance that we will be able to maintain our existing relationships with city partners and franchised stores. Additionally, our existing city partners and franchised stores may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new city partners and franchised stores in these regions on favorable terms or at all.

Furthermore, we manage our franchised stores in a real-time and interactive manner. We closely monitor their sales performance, service levels and activities within the franchised stores through the store level management system that was implemented by us in early 2018. However, we cannot assure you that we will be successful in managing our city partners and franchised stores and detecting inconsistencies with our brand image or values or non-compliance with the provisions of our distribution agreements by them. Any non-compliance by our city partners or franchised stores could, among other things, negatively affect our brand reputation, demands for our products and our relationships with other city partners and franchised stores. Any of these could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We rely substantially on external suppliers for certain components and raw materials used in our products.

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of products, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one-year procurement agreements with our external suppliers. We expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We had nil and one supplier accounting for greater than 10% of our total purchases in 2020 and 2021, respectively. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our products on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

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

We have incurred net losses in the past. In 2018, we had a net loss of RMB349.0 million. In 2019, 2020 and 2021, we had a net profit of RMB190.1 million, RMB168.7 million and RMB225.8 million (US$35.4 million), respectively. We had net cash provided by operating activities of RMB178.7 million, RMB465.6 million and RMB334.2 million (US$52.4 million) in 2019, 2020 and 2021, respectively. We cannot assure you that we will be able to maintain net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability depends in large part on our ability to increase sales of our products and services, increase cost efficiency and manage operating expenses. We intend to continue to increase our sales of products, improve gross margin, manage and further reduce our operating expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal and maintain profitability in the future.

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

Additionally, we source and purchase key components or accessories in our operations and production of products from third-party suppliers, such as batteries, motors, tires, battery chargers, helmets and controllers. We cannot assure that the quality and functions of these key components or accessories supplied by third-party suppliers will be consistent with and maintained at our high standard. Any defects or quality issues in these key components or accessories or any non-compliance incidents associated with these third-party suppliers could result in quality issues with our products and hence compromise our brand image and results of operations.

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

In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

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

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyright laws, trademarks, intellectual property licenses, contractual rights and any other agreements to establish and protect our proprietary rights in our technology. In addition, we enter into confidentiality and nondisclosure agreements with our employees and business partners. See “Item 4. Information On the Company—B. Business Overview —Intellectual Property.” Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Contractual rights may be breached by counterparties, and there may not be adequate remedies available to us for any such breach.

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

As of December 31, 2021, we owned 545 patents, 552 registered trademarks and 27 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 552 registered trademarks, 82 are registered in the PRC and 470 in other countries and regions. As of the same date, we had 381 applications for patents and trademarks pending in the PRC, Europe and other jurisdictions. For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

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

In particular, any actual or alleged illegal acts of our shareholders or management may undermine our brand image and materially and adversely affect our business and results of operations. In June 2015, in connection with the trading of stock of a public company listed on the Shenzhen Stock Exchange, Mr. Yi’nan Li, one of our beneficial owners at the time, as well as a shareholder of Beijing Niudian, was convicted of one count of insider trading by the Guangdong Shenzhen Municipal Intermediate People’s Court in January 2017, and his prison sentence ended in December 2017. Mr. Li is not a member of the board of directors or management team of Niu Technologies, or otherwise involved in its operations in any capacity. Glory Achievement Fund Limited, one of our shareholders that holds 28.1% of our outstanding shares and 21.2% of our total voting power, as of March 31, 2022, is ultimately and wholly held by a trust, which has Mr. Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in our company or other dealings in our securities is subject to approval by the protectors. Mr. Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of our outstanding shares. Mr. Li has undertaken not to act as a member of our board of directors or the management team of our company or any of its subsidiaries or variable interest entities, or otherwise be involved in our operations in any capacity. Furthermore, we have adopted corporate governance measures to restrict his access to our non-public information. Any negative publicity incident associated with our shareholders and management could materially and adversely affect the trading price of the ADSs.

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

Our products must comply with the safety standards of the market where they are sold. In China, electric bicycles and electric motorcycles must meet or exceed all mandated safety standards, including national level and local level standards. It is required under these standards to conduct rigorous testing and use approved materials and equipment.

Electric bicycles shall meet the safety requirements set out in the Safety Technical Specification for Electric Bicycle (GB17761-2018), or the Electric Bicycle Standard, which was jointly issued by the State Administration for Market Regulation and the National Standardization Administration of China on May 15, 2018 and came into effect on April 15, 2019. Besides, a technical resolution on the interpretation and implement of the Electric Bicycle Standard was promulgated jointly by an expert group on TC12 motorcycle and component technology of Certification and Accreditation Administration of the PRC and China National Motorcycle Testing Centre (Tianjin) on March 25, 2019, which set some more specific and stricter requirements for the design of the electric bicycles. Although this resolution has not been adopted by the PRC national government as a national regulation, such interpretations that may be promulgated by the government authorities from time to time may still cause uncertainty regarding the compliance of our business. See “Item 4. Information on the Company—B. Business Overview—Regulation” for further details.

Electric motorcycles, as one type of the power-driven vehicles, shall meet the safety requirements set out in the Technical Specifications for Safety of Power-Driven Vehicles Operating on Roads (GB7258-2017), which was jointly issued by the AQSIQ and National Standardization Administration of China on September 29, 2017 and took effect since January 1, 2018. Furthermore, the Safety Specifications for Electric Motorcycles and Electric Mopeds (GB24155-2020), which issued by the State Administration for Market Regulation and the National Standardization Administration of China in May 2020 and became effective on January 1, 2021, also stipulates some specific safety requirements for electric motorcycles.

There is no guarantee that our products will satisfy the relevant standard and requirements for electric bicycles or motorcycles, and we may be required to satisfy additional industry standards and face regulation changes relating to electric bicycle and motorcycle business in the future. If our models were found to be in non-compliance of relevant laws and regulations, the models in question would be prohibited from being sold in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Production of E-Scooter—Regulations on Production of Electric Bicycle” and “—Regulations on Qualification of Production of Electric Motorcycle.”

Furthermore, the electric bicycles and motorcycles must pass various tests, undergo a certification process and finally be affixed with China Compulsory Certification, or CCC, prior to being delivered from the factory, being sold, or being used in any commercial case, and such certification is also subject to periodic renewal. On March 14, 2019, the Opinions of the State Administration for Market Regulation, the MITT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provides that the market supervision department should strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and should only allow vehicles that meet the Electric Bicycle Standards and obtained CCC certification flowing into the market. We have obtained CCC certification for all of our current products, and will try to obtain CCC certification for our future products. There is no guarantee, however, all series of our products will always comply with the CCC standard and satisfy the requirements of CCC certification, or we will be able to renew our current certification or certify timely our new products in the future. If our products were found to be in non-compliance of the CCC standard, we would be prohibited from selling such e-scooters in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Production of E-Scooter—Regulations on Product Quality.”

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

We typically rely on third-party logistic service providers to deliver our online direct sales orders and certain overseas orders. Damage or disruption to our distribution logistics due to disputes, weather, natural disasters, fire, explosions, terrorism, pandemics, geopolitical turmoil or labor strikes could impair our ability to distribute or sell our products. Inadequate third-party logistics services could also potentially disrupt our distribution and sales and compromise our business reputation. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

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

In China, business activities have largely resumed, government emergency measures have been significantly relaxed, and the general economy is gradually recovering. Beginning in the second quarter of 2020, we experienced recovery and growth in results of operations propelled by the strong recovery in sales in China. However, our sales in international markets have been continuously affected due to the ongoing pandemic in those markets. Given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows, or financial condition. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again.

In late 2021, there had been a resurgence of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we had to adjust various aspects of our operations. Any prolonged occurrence or recurrence of these health epidemics or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. Our business could also experience a slowdown or temporary suspension in production in geographic locations impacted. Any prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health development, in China or any of our targeted markets, may have a material and adverse effect on our business operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Among other things, the Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2021.

For the year end December 31, 2018, a material weakness was identified in our internal control over financial reporting. The material weakness identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2021, we did not identify any material weakness in our internal controls and our financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.” In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. A failure to maintain effective internal controls over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We have limited experience to date in high volume manufacturing of our smart e-scooters. We cannot assure you that we will be able to develop or ensure efficient, automated, low-cost manufacturing capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass-market our currently available products and future scooters. We may not be able to achieve similar results or grow at the same rate as we had in the past. As our business grows, we may adjust our product and service offerings. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

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

An economic downturn or economic uncertainty, may adversely affect consumer discretionary spending and demand for our products and services.

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

In January 2016 and September 2018, our shareholders and board of directors approved the 2016 Global Share Incentive Plan and the 2018 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2016 Global Share Incentive Plan, as amended in March 2018, or the Amended and Restated 2016 Plan, is 5,861,480 Class A ordinary shares. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 Class A ordinary shares, subject to certain annual increases. As of December 31, 2021, options to purchase 1,955,000 Class A ordinary shares and 113,500 restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. As of December 31, 2021, options to purchase 2,700,428 Class A ordinary shares and 2,905,548 restricted share units had been granted and were outstanding under the 2018 Share Incentive Plan. In 2019, 2020 and 2021, we recorded RMB19.6 million, RMB39.6 million and RMB47.2 million (US$7.4 million) in share-based compensation expenses, respectively.

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

Our products are exported to a number of geographical markets, such as Europe, the U.S. and Southeast Asia, and we plan to further expand our overseas sales in the future. Our ability to sell our products to overseas markets may be affected by trade tariffs or other trade barriers. Moreover, a discord in international trade relations and the implementation of new tariff or trade barriers, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia, could negatively affect our global sales. Starting from early 2018, the U.S. government imposed several rounds of tariffs on Chinese goods, the categories of which include our e-scooters and accessories. While the two parties singed a phrase one agreement in January 2020, the tariffs on our products have yet been lifted. In addition, the European Union imposed tariffs on imports of e-bikes, which are defined as cycle with pedal assistance and an ancillary electric motor, originating in the PRC. Any of the existing tariffs and trade barriers and any future ones could have a material adverse effect on our business, financial condition and results of operations.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

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

We operate in the electric two-wheeled vehicles industry. We are subject to PRC law in addition to the laws of the foreign countries in which we operate and to which we sell our products. Changing laws and regulations regarding regulatory matters, corporate governance and public disclosure may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors, including but not limited to the following:

●	the need for increased resources to manage regulatory compliance across our international businesses;
●	compliance with privacy laws and data security laws and compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data between different jurisdictions; and
●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions related compliance obligations and consequences of non-compliance, and any new developments in these areas.

If any of our overseas operations, or our associates or agents, violate such laws and regulations, we could become subject to sanctions or other penalties, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Personally identifiable and other confidential information is increasingly subject to legislation and regulations in China and numerous foreign jurisdictions. The PRC governmental authorities have enacted a series of laws and regulations relating to the protection of personal information and/or the supervision over data processing activities, under which relevant information or data processors are required to comply with an array of personal information and data protection requirements, including for example, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, on June 10, 2021, the Standing Committee of the PRC National People’s Congress issued the Data Security Law to regulate data processing activities and security supervision in the PRC, which came into effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. Moreover, on August 20, 2021, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021, which further detailed the general rules and principles on personal data processing and further increase the potential liability of personal data processor. Given that the Personal Information Protection Law is relatively new and evolving, it is uncertain how they will be interpreted or enforced. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

Furthermore, the PRC government has taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithms shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, on December 31, 2021, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which came into effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation stipulates that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

In addition, on November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country. However, the Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this document, we have not been involved in any investigations or cybersecurity reviews by the CAC, and we had not received any inquiry, notice, warning, or sanction in such respect. If a cybersecurity review for any of our activities is required, we will actively cooperate with the CAC to conduct such cybersecurity review.

Any failure, or perceived failure, by us, or by our employees or partners, to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry requirements and other requirements may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, revoking our business permits or business licenses, litigation or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Furthermore, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

As we gradually expand into overseas markets, we may be subject to laws and regulations of other countries regarding cybersecurity, information security, privacy and data protection. We strive to comply with local laws and regulations in markets where we have operations. For example, the General Data Protection Regulation, or the GDPR, of the European Union imposes obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. The GDPR requires companies to submit personal data breach notifications to designated European privacy regulator in each country they have business operations, and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. For another instance, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements, which, if adopted and implemented, could increase the cost and complexity of delivering our services. In addition, wherever we operate, we could be subject to new laws or regulations or the interpretation and application of existing consumer and data protection laws or regulations. These new laws, regulations and interpretations are often uncertain and in flux and may be inconsistent with our practices. We cannot guarantee that we will be able to maintain compliance at all times, especially in light of the fact that laws and regulations on cybersecurity and data protection are evolving. Our launch of new products that we may take may also subject us to additional laws, regulations, or other government scrutiny. Complying with these new or additional laws, regulations and requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. In May 2015, Niu Technologies Group Limited established a wholly owned subsidiary in China, Beijing Niudian Information Technology Co., Ltd., our WFOE. In May 2015, we obtained control over Beijing Niudian, through our WFOE by entering into a series of contractual arrangements with Beijing Niudian, the VIE, and its shareholders.

We entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to or designate any third party to purchase all or part of the equity interests and assets in the VIE to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate its financial results and its subsidiaries into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Investors in our ADSs are not purchasing equity interest in the variable interest entity in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIE which contribute to all of our revenues in 2021. Our holding company in the Cayman Islands, the variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a group.

In the opinion of our PRC legal counsel, (i) the ownership structures of the VIE in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business license and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	imposing fines, confiscating the income from the VIE, or imposing other requirements with which we or the VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE; or

●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

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

In addition, the FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the MOFCOM on December 27, 2021 and took effective on January 1, 2022. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures, including but not limited to its view towards contractual arrangements. As the Measures was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. If future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

The VIE contributed substantially all of our consolidated total revenues in 2019, 2020 and 2021. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The shareholders of the VIE have pledged all of their equity interests in the VIE to our WFOE pursuant to the equity pledge agreement under the contractual arrangements. An equity pledge agreement becomes effective between the parties upon execution. In February 2021, we completed the registration of the equity pledge under the second amended and restated equity pledge agreement with the relevant local office of the State Administration of Market Regulation in accordance with the PRC Property Rights Law.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. However, the shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

We may lose the ability to use and enjoy assets held by the VIE and its subsidiaries that are important to our business if the VIE and its subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIE and its subsidiaries hold assets that are important to our operations, and they contributed substantially all of our consolidated total revenues in 2019, 2020 and 2021. Under our contractual arrangements, the shareholders of the VIE may not voluntarily liquidate the VIE or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which would materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of the VIE as its nominee shareholders because although they remain the holders of equity interests on record in each of the VIE, pursuant to the terms of the relevant power of attorney, each of such shareholders has irrevocably authorized the Company to exercise his, her or its rights as a shareholder of the VIE. However, if the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be enforceable under PRC law. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Currently, Token Yilin Hu, Yi’nan Li, Yuqin Zhang and Changlong Sheng each hold 89.74%, 5.00%, 2.63% and 2.63% of the equity interest in the VIE, respectively. The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the second amended and restated exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint the Company to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouse of each of the shareholders of the VIE has executed a spousal consent letter, under which the spouse agrees that he or she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) it is expressly provided that the rights and obligations under the contractual agreements shall be equally effective and binding on the heirs and successors of the parties thereto, and the VIE shall not assign or delegate its rights and obligations under the contractual agreements to third parties without our prior consent, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could increase our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

If the chops of our PRC subsidiaries and the VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

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

Substantially all of our revenues are expected to be derived in China in the near future and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China.

The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. The growth rate of the Chinese economy has gradually slowed since 2010, and COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures have been released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

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

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA in 2024 if the PCAOB is unable to fully inspect or investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with the variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

Under PRC laws and regulations, we are permitted to utilize the proceeds of any financing outside China to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. The amount of capital contributions that we may make to the WFOE is RMB220.0 million, without obtaining approvals from SAFE or other government authorities. Additionally, the WFOE may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government registration and filing requirements. Pursuant to relevant PRC regulations, we may provide loans to the WFOE up to the larger amount of (i) the balance between the registered total investment amount and registered capital of the WFOE, or (ii) twice the amount of the net assets of the WFOE calculated in accordance with PRC GAAP, and we may provide loans to the VIE up to twice the amount of the net assets of the VIE calculated in accordance with PRC GAAP, each subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to the WFOE or the VIE, such loans must be registered with the local counterpart of SAFE. Medium- or long-term loans extended by the Company to the VIE must also be approved by the NDRC. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside China to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PIPL provide that no entity or individual within the territory of the PRC shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

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

Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the relevant implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines. The Anti-Monopoly Guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.

According to the PRC Anti-unfair Competition Law, unfair competition, which refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.

In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the former State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and anti¬monopoly related laws recently. For example, in April 2021, the SAMR, the Cyberspace Administration of China and the SAT, held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, making use of big data analysis to the disadvantage of existing customers, etc., shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, infringing consumers rights and interests, etc., they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection and rectifications in accordance with such guidance and are working on some of the rectification procedures, such as concentration notification for past deals. We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

We may not be able to obtain certain benefits under relevant tax treaty, on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

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

In February 2015, SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of March 31, 2022, we had 153,847,474 ordinary shares issued and outstanding, comprising of (i) 137,305,454 Class A ordinary shares, and (ii) 16,542,020 Class B ordinary shares, among which 94,123,512 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

All of the 6,615,000 ordinary shares held by ELLY Holdings Limited, an entity wholly owned by Dr. Yan Li, the chairman of our board of directors and our chief executive officer, and the 9,927,020 ordinary shares held by Niu Holding Inc., an entity 82.7% owned by Mr. Token Yilin Hu, our director and vice president, and 17.3% owned by Mr. Carl Chuankai Liu, are Class B ordinary shares. Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu collectively beneficially own an aggregate of 16,542,020 Class B ordinary shares, which represented 32.5% of our total voting power as of March 31, 2022. Therefore, Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu have significant influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentration in voting power will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its result of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its respective subsidiaries, if any) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the dose of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We refer to Niudian Information as our WFOE, and to Beijing Niudian as the VIE in this annual report. Our contractual arrangements with the VIE and its shareholders allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE as our consolidated variable interest entity under U.S. GAAP, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have a controlling financial interest in, and thus are the primary beneficiary of, that entity. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

On October 19, 2018, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “NIU.” We raised from our initial public offering approximately US$55.2 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

B.	Business Overview

Our mission is to redefine urban mobility and make life better.

We are the world’s leading provider of smart urban mobility solutions We have created a new market category—smart electric two-wheeled vehicles—to redefine urban mobility. Before NIU, smart electric two-wheeled vehicles did not exist in China, and two-wheeled vehicles were perceived low-end. We have changed that perception with our smart e-scooters and premium brand “NIU.”

We currently design, manufacture and sell high-performance motorcycles, scooters, bicycles and kick-scooters. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer six product series across a number of different vehicle types. Our product portfolio comprises our (i) electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) electric kick-scooter series, KQi and (iii) e-bike series, NIU Aero. In addition, we have released (i) two high-performance motorcycle series, RQi and TQi, (ii) a hybrid motorcycle series, YQi and (iii) an e-bike series, BQi. These new products are slated for mass production in the near future. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sell and service our products through a unique “city partner” system in China, which consisted of 338 city partners with 3,108 franchised stores in over 239 cities in China, and 42 distributors in 50 countries overseas as of December 31, 2021, as well as on our own online store and third-party e-commerce platforms.

Our award-winning products represent style, freedom and technology. Our brand “NIU” has inspired many followers and has enabled us to build a loyal user base. We offer the NIU app as an integral part of the user experience and will continue to develop new functions within the app to enhance user stickiness. NIU fan clubs are established in over 30 cities in China, where fans actively organize NIU scooter-related events. Capitalizing on our premium brand, we have also been able to sell lifestyle accessories, which are well received by customers.

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

Our Products

We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer six product series across a number of different vehicle types. Our product portfolio comprises our (i) electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) electric kick-scooter series, KQi and (iii) e-bike series, NIU Aero. In addition, we have released (i) two high-performance motorcycle series, RQi and TQi, (ii) a hybrid motorcycle series, YQi and (iii) an e-bike series, BQi. These new products are slated for mass production in the near future. We plan to launch two or more product series or models each year in the near and medium term, aiming to cover the full spectrum of the urban mobility solutions. We will keep introducing upgrades and mid-cycle refreshes to our existing models on an ongoing basis.

NQi Series

Our NQi series smart e-scooters consists of the NQi, NQi-GT and NQi-GTS models. The NQi series is built to be high-performance, well balanced, and with a minimalistic aesthetic. Its design language is modern and minimalistic. The NQi series is equipped with advanced powertrain consisting of the removable lithium-ion battery pack with our proprietary battery management system, the BOSCH motor or NIU motor, and our proprietary Field Oriented Control, or the FOC, system that controls the electric motors. The NQi series utilizes a state-of-the-art lithium-ion battery pack that achieves extended range with light weight.

MQi Series

Our MQi series smart e-scooters consists of the MQiS, MQi2, MQi+, MQi-GT and MQi-GT EVO models. The MQi series is a cool and fresh-looking smart e-scooter designed for young urban users. Most of the MQi series models are smaller, lighter and more agile when cruising through urban traffic than that of the NQi series. The MQi series carries the NIU design language that puts a modem twist on the classic e-scooter design. The MQi series is designed to be ergonomic, bolstering natural and comfortable sitting posture and intuitive dashboard and switches layout.

UQi Series

Our UQi series smart e-scooters consists of the UQi, UQiM, UQi+, UQiS and UQi-GT models. The UQi series is smaller and lighter than the NQi-Series and MQi-Series and carries the same NIU design language. The UQi series is designed to be ultra-light and ultra-compact.

Gova Series

While our root is deeply planted in the premium smart e-scooter segment, the Gova series is our line of products targeted at the mid-level e-scooter market, representing good value for money and high quality. The design language is differentiated from our main e-scooter lines. Selective models in the Gova series do not have smart functions as standard but instead offer them as options to achieve the compelling price range. In addition to the optional advanced technologies such as Cloud ECU, most Gova models will be equipped with blue-tooth unlock features that make riding experience even more convenient. The Gova series currently consist of G0, G2, G3, F0, F2, F4 and C0.

NIU kick-scooter Series

We introduced the NIU electric kick-scooter series for micro-mobility solution in April 2021. Following the introduction of the KQi3 model in April 2021, we launched the new KQi2 model at EICMA in November 2021. The launch of the NIU kick-scooter series further enriched our product offerings in micro-mobility. We plan to introduce more new models in 2022 to provide various options that cater different needs in riding experience.

NIU Aero Series

Our NIU Aero series currently consists of our power assisted electric bicycles, the NIU Aero EUB-01. Launched in November 2019, the NIU Aero EUB-01 is an energy-efficient urban mobility vehicle that combines the design of our NIU e-scooters and NIU Aero bicycle.

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

We conduct various marketing and branding activities to establish NIU as a premium brand. For example, during the Lunar New Year of the Ox, we collaborated with Tengger, a renowned Chinese artist, to launch a Lunar New Year holiday special song titled “A Little Bit of Niu in the Year of the Ox” (牛年牛一点), which echoes the brand spirit of “Little Pursuit” (小追求). In October 2021, in order to celebrate our important milestone in becoming the first electric two-wheel brand in the world to have covered 10 billion kilometers of riding distance by its global users, we launched a large-scale communication campaign “Make Life Electric” (你有点小牛), which gained popularity on Weibo, TikTok and WeChat, achieving over 1.4 billion views. During 2020 Singles’ Day shopping festival, we conducted an online campaign to sell a limited edition of smart e-scooter with special painting of a popular anime series. In September 2020, we sponsored an online dance competition show called “Street Dance of China” and featured distinct advertisement to enhance the brand image as a cool lifestyle brand.

Capitalizing on our premium NIU brand, we have also been able to sell lifestyle accessories, such as apparel, which are well received by customers.

NIU Community

We have cultivated a highly dedicated and growing base of NIU fans. Our users are proud owners of NIU smart e-scooters with high engagement. Based on the e-scooter activity data we collected, more than 75% of our users rode their e-scooters on a monthly basis in the twelve months ended December 31, 2021.

We endeavor to build an interactive and dynamic social community to further convey and brand image as a fashionable urban lifestyle. NIU clubs are one of the core components of NIU community, and as of December 31, 2021 there were over 30 of them. Formed and run by the enthusiastic NIU fans, these NIU dubs organize various events, such as new product test drives, riding for good causes, and scooter parades. We support the NIU clubs with products, designs and announcement channels. To further expand the NIU community and increase brand loyalty, we have facilitated our users to create virtual NIU communities via social media, such as WeChat, to bring together our users from all walks of life. We have a dedicated user interaction team, which closely monitors and actively participates in different interest groups such as photography group, accessories group, social responsibility group, etc. and interacts with users online.

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

We have accumulated massive amount of data from multiple sources. We currently collect 462 types of data points covering 72 dimensions such as humidity, lighting and temperature, from our Cloud ECU and up to 32 sensors installed on each smart e-scooter. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services. As of December 31, 2021, our NIU app had been connected with approximately 1,843,000 smart e-scooters, which had accumulated approximately 10 billion kilometers of riding distance of data. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services. In particular, we collect the following three types of data to improve our smart e-scooters’ performance and customer experience: (i) riding behavior, including, among others, riding speed, average distance, acceleration, use of brakes to improve the battery management system and balance control of our e-scooters, (ii) operational and functional performance of various parts of the smart e-scooter to examine the status of the smart e-scooters and suggest maintenance or repair services, (iii) NIU app user behaviors to fine tune our app functions to improve their experience with our services.

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

OM Updates.  Our smart e-scooters are the first in the industry with OTA update capability, which is normally only seen on high-end electric cars. The OTA update is supported by the Cloud ECU and rewriteable firmware of various electronic components. The OTA allows users to effortlessly update the e-scooters to the most recent firmware updates, so the users can benefit from all future performance improvements and feature enhancements on a regular basis.

In addition to constantly improving and upgrading our Cloud ECU, we have developed our own System-on-Chip module, which to our knowledge is the first chip module specially designed and customized for smart urban mobility products. We have applied the C35 System-on-Chip module to the latest V35 version of Cloud ECU to replace the current version of Cloud ECU since August 2019, which provides higher performance and better reliability with lower power consumption and more compact packaging. In addition, the customized chip module will make it more difficult for competitors to replicate our Cloud ECU. In the meantime, we are adopting Long-Term Evolution Category 1 (LTE Cat-1) data connection technology and applying to mass production since July 2021. Compared with Narrowband IoT (NB-IoT), LTE Cat-1 supports higher bandwidth needs since it offers better performance and much lower latency than its counterpart.

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

Our well-designed product lines speak a distinctive and consistent family design language. Our industrial design philosophy combines minimalist aesthetics with thoughtful functionality. Under that philosophy, we desire to create an exceptional riding experience while maintaining a smart and simple design. For example, the iconic “Halo” headlamp, equipped on all of our smart e-scooters integrates a daytime running light with our LED head lamps, providing an ultra-wide arc of light for improved vision and safety at night. Another example is the MQi Series—a cool and fresh-looking smart e-scooter designed for young urban users. Slim, modem, chic and intuitive are the core design attributes of MQi Series from inside out. We believe a good design should bring people joyful experience. Therefore, the team has done intensive testing and mock-ups for ergonomics study, as a result of which the MQi Series features a comfortable and ergonomic seating posture as well as intuitive and easy-to-use control layout. The hidden shock absorber and the high strength aluminum alloy swing arm not only speak the same minimalistic design language, but also ensure excellent riding experience as well as safety and comfort.

NIU Innovation Lab

Our NIU Innovation Lab hosts our research and development teams of 224 members, which include, among others, our user experience design team, smart electronic research team, powertrain design team and industrial design team.

The Lab focuses on industrial design, structural design, smart electronics research, power electronics research, user data analysis, business intelligence system development and user experience research. The Lab and our research and development team played a crucial role in the creation of the 545 patents we held as of December 31, 2021. We also entered into a definitive Development Collaboration Agreement in March 2019 with one of the world’s leading automobile manufacturers regarding joint development of Micro-mobility solutions, which was carried out by the Lab.

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

Production facility

We keep the majority of the assembly of our electric bicycles,electric motorcycles and electric kick-scooters in our own production facility, while cooperating with a motorcycle manufacturer with required qualifications to manufacture the certain electric motorcycles models. We operate two manufacturing facilities in Changzhou, China. Our global R&D and manufacturing base includes two phases of construction. Phase I facility commenced operation in December 2019, and covers around 50,000 square meters. Phase I layout includes four semi-automatic assembly lines, a highly efficient double-decker logistics facility, a products showroom, and a dedicated quality control laboratory. The designed production capacity under Phase I is 700,000 units per annum, which increased our total production capacity to over 1,000,000 units per annum. Phase II facility covers around 61,000 square meters and started production from September 2021, which increased our total production capacity to over 2,000,000 units per annum.

Supply Chain Management

We purchase key components from our suppliers, such as batteries, motors, tires, battery chargers and controllers. We strategically select our suppliers to avoid over-concentration, control our cost and maintain a good relationship with our suppliers.

To avoid over-concentration of supply and manage costs and product quality, we generally engage more than two suppliers for each of our key components. For example, we source motors from other suppliers in addition to BOSCH, and source battery cells from multiple suppliers. We select our suppliers based on a variety of criteria, including, among others, production capacity, technological sophistication, quality assurance, professional certification, manpower adequacy, financial position and environmental compliance. In addition, we review the performance of our suppliers quarterly, and make necessary adjustments to our supply chain, including termination of under-performing suppliers. We have been able to maintain good and long-lasting relationships with our suppliers.

We also have strong bargaining power on procuring raw materials, which enables us to effectively defend ourselves against price increases and fluctuations. We diversify our source of each type of raw material from at least two suppliers. Typically, we enter into a supply framework agreement with each of our raw material suppliers, under which our procurement price is generally set as the predefined standard cost of the supplier plus a specified mark-up, subject to quarterly or semi-annual renegotiation.

We have been able to effectively manage our inventory level. We formulate holistic plans for our production, warehousing and logistics, by tracking a variety of factors, including, among others, historical sales data, sales forecasts and customization requests. With smooth turnover between production and logistics, we are able to maintain an optimal inventory level, to fulfill our orders and avoid over-stock at the same time. Our inventory turnover days were 37, 31 and 26 for 2019, 2020 and 2021, respectively. For the calculation of inventory turnover days, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.”

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

Omnichannel Retail Model

We have established a distinct omnichannel retail model network to sell our products and provide service to our customers. As of December 31, 2021, we sold our products through 3,108 franchised stores in over 239 cities in China and 42 distributors in 50 countries overseas, as well as on our own online store and third-party leading e-commerce platforms. We also leverage our omnichannel retail network to deliver peripheral services such as maintenance and repair, and to collect data for business insights.

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

Overseas Distribution

We export our products to distributors in 50 countries overseas, with Europe being our largest export market. We manufacture and customize our products based on the requirements of our international customers and we ensure our exported products are in compliance with the standards of the local markets.

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

Scooter Sharing Program. We have supported local operators in certain overseas markets to implement dockless scooter sharing programs powered by our internet-of-things, or IoT, technology. These scooter sharing programs were officially launched in more than 20 major cities across the world, such as New York, Washington DC, San Francisco, Miami, Amsterdam, Rotterdam, Berlin, Frankfurt, Hamburg, Madrid, Barcelona, Brussels, Milano, Mexico City and more.

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

Viral marketing via NIU community

Leveraging our excellent product quality, fashionable brand image and strong customer loyalty, we are able to utilize viral marketing strategies to achieve the word-of-mouth marketing. For example, in October 2021, to celebrate the milestone in covering 10 billion kilometers of riding distance by our global users, we invited 16 of our domestic and global users to share their “Make Life Electric” (你有点小牛) stories and paid tribute to those who had been a role model and inspired more people to pursue a better life. in August 2021, we launched the “Your Life, A Little Niu” (你的生活，有点小牛) bus stop billboard in 23 cities across China, accumulating 620 million exposures and drawing more potential customers’ attention to our products. In the third quarter of 2021, we started a “NIU clubs” campaign across 10 cities in China, where users initiated wishes and we helped make them come true, such as riding in the desert, helping elderly users with their weddings and island hopping, to deepen the link between our brand and our users. In 2021, we also created NIU’s exclusive song list “NIU Tunes” on Spotify to provide users with more music resources while riding. In July 2020, to promote safe riding, we launched the “No Helmet, No Ride” campaign together with traffic administrative agency across different provinces and cities. In the third quarter of 2020, we kicked off the “Back to Street, This is NIU” campaign, partnering with “Street Dance of China”, a hot online dance competition show. We promoted two featured advertisings in the semi-final and final of the competition show as well as an offline advertising campaign. In March 2020, we launched the NIU Forest campaign to further reinforce our image as a socially responsible brand. Our users posted their mileage and NIU story on social media, such as Douyin and Weibo to obtain the opportunity to claim one pine tree planted in Inner-Mongolia sponsored by NIU.

Event-driven marketing

In addition to our day-to-day marketing operation, we organize event-driven marketing activities, such as new product launches, company key milestone media events and monthly offline marketing events.

New product launches are typically our largest events of the year. Starting in 2015, we have organized product launch events every year, joined by a large group of live audience including our users and partners, with extensive media coverage. In June 2018, we launched our NGT and MQi+ smart e-scooters at Carrousel de Louvre, Paris, with nearly 300 media covering the launch. In August 2018, we launched our UM model in Shanghai during the co-branding event with McLaren GT Customer Racing. In April 2019, we launched our UQi+ and US models and new lifestyle category, NIU AERO Sports Bicycles, in Beijing, and organized a two-day NIU Brand event for our fans. In November 2019, we launched our expanded GT line led by newly designed MQi-GT with upgraded NQi-GT and UQi-GT on the EICMA show in Milan, Italy, and we also released our first power-assisted electric bicycle, NIU Aero EUB-01. Due to the impact of COVID-19, our new product launch was switched to online and we released MQi2, MQiS and GO in the second quarter of 2020. In November 2021, we released an electric scooter, the MQi-GT EVO, an exciting new hybrid electric scooter, the YQi, two kick scooters, the KQi2 and KQi3 Max, and an upcoming e-bike, BQi, on the 2021 EICMA show.

We organize product roadshows and marketing events across many cities in China, typically after we announce new products. Users riding distance reached 100 million kilometers in October 2016, 1 billion kilometers in April 2018, and 10 billion kilometers in October 2021, respectively. We organized media events for these milestones.

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

Our intellectual property rights are critical to our business. As of December 31, 2021, we owned 545 patents, 552 registered trademarks and 27 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 552 registered trademarks, 82 are registered in the PRC and 470 in other countries and regions. As of the same date, we had 381 applications for patents and trademarks pending in the PRC, Europe and other jurisdictions.

Regulations

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Production of Electric Bicycles

On July 9, 2005, the State Council of the PRC promulgated the Regulation of the PRC on the Administration of Production License for Industrial Products, or the Production License Regulations. On April 21, 2014, the General Administration of Quality Supervision, Inspection and Quarantine, or the AQSIQ, issued the Measures for the Implementation of the Regulations of the PRC Administration of Production Licenses for Industrial Products, or the Measures. According to the Production License Regulations and the Measures, any enterprise that has not obtained a production license for a product listed in the Announcement of the Product Catalog Implementing the Production Licensing System, or the Production Catalog, which was issued by the AQSIQ on November 20, 2012, must not produce the relevant product. An enterprise must file an application to the provincial administration of quality and technology supervision for the license of producing the products listed in the Production Catalog. Otherwise, relevant authorities can impose fines and other administrative sanctions, and serious violations may result in criminal liabilities. According to the Production Catalog, most of our products are classified as electric bicycles, which are industrial products that fall within the scope of Production License Regulations and Measures. Thus, we have obtained the appropriate production license thereof. On June 24, 2017, the State Council issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was canceled and was changed to implement mandatory product certification management. However, on October 11, 2017, AQSIQ announced that the production of the electric bicycles is still under the production licensing system. According to this announcement, the production license regulatory regime is implemented pursuant to the new electric bicycle technical standard, which is the Safety and Technical Specification for Electric Bicycle (GB 17761-2018), or the Electric Bicycle Standard, promulgated by the State Administration for Market Regulation and the National Standardization Management Committee on May 15, 2018 and became effective on April 15, 2019. The Electric Bicycle Standard replaced the General Technical Requirements for Electric Bicycles (GB 17761-1999), or the Old Standard, which were issued by the Quality and Technology Supervision Bureau on May 28, 1999 and became effective from October 1, 1999. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

Regulations on Qualification of Production of Electric Motorcycles

Pursuant to the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Measures, issued on November 30, 2002 and the Implementing Rules of the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Rules, issued on December 31, 2002, enterprises must pass the production access examination and obtain the Motorcycle Production Access Certificate before manufacturing motorcycles in the PRC, and if an enterprise conducts a motorcycle manufacturing consignment, both the consignee and the consignor are required to obtain the Motorcycle Production Access Certificate. On January 14, 2010, the Ministry of Industry and Information Technology, or the MITT, issued the Circular on Matters Related to Electric Motorcycle Production Enterprises and Product Access Management, or the Circular, which imposes production restrictions on enterprises who currently produce or intend to produce electric motorcycles. Such enterprises must satisfy the MIIT’s access requirements and be on the list of the Announcement on Vehicle Manufacturers and Products before continuing or commencing production. On November 27, 2018, the MITT promulgated the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, which became effective on June 1, 2019 and replaced the Motorcycle Manufacturing Measures and the Motorcycle Manufacturing Rules. According to the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, the authorities will continue to implement a classified access administration of enterprises engaged in the manufacturing of road motor vehicles and road motor vehicle products, and road motor vehicle design enterprises are encouraged to cooperate with or consign to licensed road motor vehicle manufacturing enterprises in manufacturing process. We entered into a manufacturing cooperation agreement with a motorcycle manufacturer with required qualifications to manufacture certain models classified as electric motorcycles. Besides, Jiangsu Xiaoniu has been listed in the Road Motor Vehicle Manufacturers and Products List (batch 327) issued by MITT on January 13, 2020 as an enterprise permitted to manufacture motorcycles and we have obtained the World Manufacturer Identifier (WMI) and Vehicle Identification Number (VIN). See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

Regulations on Registration of Electric Bicycles

Pursuant to the Road Traffic Safety Law of the PRC (Revised in 2021), a non-motorized vehicle which ought to be lawfully registered shall be deemed street-illegal until it has been registered with the local traffic administrative department. In addition, the categories of such non-motorized vehicles shall be determined by provincial governments in light of their respective actual local situation and shall consist of technical standards in terms of overall weight, braking performance, overall size and reflectors, which all non-motorized vehicles should abide by. We have obtained the production license for electric bicycles according to relevant regulations. We will adjust the technical standards of our e-scooters to be sold at local markets until the technical standards meet local requirements and our e-scooter is listed on the local catalog which indicates the e-scooters on it are permitted to be lawfully registered.

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

Regulations on Registration of Motorcycles

Pursuant to the Provisions on the Registration of Motor Vehicles of the PRC promulgated on May 27, 2008, amended on December 17, 2021 and will come into effect on May 1, 2022, the owner of a motor vehicle, including motorcycles, shall apply for registration of such motor vehicle after obtaining the certificate of qualified motor vehicle safety technical inspection from a local motor vehicle safety technical inspection institution. On October 18, 2014, the Circular of the Ministry of Industry and Information Technology and the Ministry of Public Security on Strengthening the Production and Registration Management of Minibuses and Motorcycles was issued, which reiterates that motorcycles must be registered, and in order to simplify the motorcycle registration procedures in rural areas, motorcycles may gradually be sold with license, and motorcycle sales enterprises may be entrusted to register motorcycles before motorcycles are sold.

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

Regulations on Production Safety,

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

Under the Application Scope of the First Batch of Products Implementing Mandatory Product Certification Catalogue effective on July 1, 2002, motorcycles and bicycles with gasoline and other engines were within the product catalogue that must apply the compulsory product certification. On July 3, 2009, the Administrative Regulations for Compulsory Product Certification was promulgated, pursuant to which that several specified products must not be delivered, sold, imported or used in other business activities until they complete the compulsory product certification and be labeled with certification mark. According to the Announcement on the Transition Period Arrangement for the Management of Mandatory Product Certification of Motorcycle Crew Helmets, Electric Blankets and Motorcycle Products, promulgated by the AQSIQ and the Certification and Accreditation Administration of the PRC on October 11, 2017, motorcycle and bicycle productions must still be under a license administration. On March 14, 2019, the Opinions of the State Administration for Market Regulation, the MIIT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provides that the market supervision department shall strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and shall only allow vehicles that meet the Electric Bicycle Standard and obtained CCC certification flowing into the market. We have obtained CCC certification for all of our current for-sale products, and will try to obtain CCC certification for our future products. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business— Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

Pursuant to the Civil Code of the People’s Republic of China, promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, in the event of damages caused to other party due to product defect, the infringed party may seek compensation from the manufacturer of the products or from the seller of the products and shall have the right to request the manufacturer and the seller to bear tortious liability such as cessation of infringement, removal of obstruction, elimination of danger, etc.

Regulations Relating to Product Recall

The State Administration for Market Regulation issued the Interim Provisions on the Administration of Recall of Consumer Goods on November 21, 2019, which took effect on January 1, 2020. Our products, accordingly, as one kind of customer goods, are subject to the requirements set out thereunder. Pursuant to the Recall Provisions, if a manufacturer is aware of any potential defect in its products, or receive such notice from relevant governmental authorities, it must investigate in a timely manner and report the results of such investigation to the relevant authorities. Where any defect is found during the investigation, the manufacturer must immediately cease to manufacture, sell, or import the relevant products and recall such products. We have not received any such notice from authorities, or initiated, voluntarily or involuntarily, any product recalls in accordance with the Recall Provisions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.”

Regulations Relating to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and amended on April 6, 2004 and November 7, 2016, respectively, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by MOFCOM on June 25, 2004, effective on July 1, 2004, and amended on August 18, 2016, November 30, 2019 and May 10, 2021, respectively, foreign trade operators engaged in the import and export of goods or the import and export of technology must register with MOFCOM or its authorized institution. In addition, if an entity imports or exports goods as consignee or consignor, it shall file with customs according to the Provisions of the People’s Republic of China on the Administration of Recordation of Customs Declaration Entities, promulgated on November 19, 2021 and came into effect on January 1, 2022. We have made filings with authorities pursuant to the applicable provisions.

Regulations Relating to Foreign Investment

Pursuant to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, jointly issued by the NDRC and the MOFCOM on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to design, manufacture and sale of electricity bicycles does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2021 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries which do not fall within the 2021 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of PRC, or the FIL, was issued by the National People’s Congress and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment. On December 26, 2019, the State Council published the FIL Implementation Rules, which took effect on January 1, 2020. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security.

Foreign investment in telecommunications companies in the PRC is governed by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Enterprises Provisions, which were promulgated by the State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016. The Foreign-Invested Telecommunications Enterprises Provisions prohibits a foreign investor from holding over 50% of the total equity interest in any value-added telecommunications service business in China. On March 29, 2022, the State Council published the Decision of the State Council to Amend and Repeal Certain Administrative Regulations, among which the Foreign-Invested Telecommunications Enterprises Provisions is further amended. The latest version removes certain requirements for foreign-invested telecommunications enterprises and will come into effect on May 1. 2022. We operate our website www.niu.com and our NIU app through Beijing Niudian and sell our e-scooters and peripheral products on the website.

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

Regulations Relating to Foreign Debt

On January 8, 2003, the NDRC, Ministry of Finance and SAFE promulgated Interim Provisions on the Management of Foreign Debts, which became effective on March 1, 2003, pursuant to which the summation of the accumulated medium-term and long-term debts borrowed by foreign-invested entities and the balance of short-term debts shall not exceed the surplus between the total investment in projects approved by the verifying departments and the registered capital, or the Surplus Limit. Within the range of the Surplus Limit foreign-invested entities may borrow foreign loans at their own will. If the loans exceed the Surplus Limit, the total investment in projects shall be reexamined by the original examination and approval departments. In addition, on January 11, 2017, PBOC promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets out a upper limit for PRC entities, including foreign-invested entities and domestic-invested entities, regarding their foreign debts, or the Financing Limit. Pursuant to PBOC Circular 9, the Financing Limit for entities shall be calculated based on the following formula: the Financing Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. As to net assets, entities shall take the net assets value stated in their respective latest audited financial statement in calculation; the cross-border financing leverage ratio for enterprises is two (2); the macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts. PBOC Circular 9 stipulates a one-year transitional period, or Transitional Period, from its promulgation date for foreign-invested entities, during which they could choose the calculation method of foreign debt upper limit based on either (i) the Surplus Limit, or (ii) the Financing Limit. After the Transition Period, the method applicable to foreign-invested entities shall be determined by the PBOC and the SAFE separately. On March 11, 2020, the PBOC and the SAFE issued the Notice of Adjusting the Macro-prudent Regulation Parameter for Full-covered Cross-border Financing, which adjusted the macro-prudent regulation parameter as set forth in the Circular 9 from 1 to 1.25. However, although the Transitional Period ended on January 10, 2018, as of December 31, 2021, PBOC or SAFE has not issued any new regulations regarding the application calculation method of foreign debt upper limit for foreign-invested entities. As to domestic-invested entities, they are only subject to the Financing Limit from the date of promulgation of PBOC Circular 9 regardless of the Transitional Period.

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

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in December 2011, an Internet information service provider may not collect any user’s personal information or provide any such information to third parties without that user’s consent. It must also expressly inform that user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information as necessary for the provision of its services. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User’s Personal Information issued by the MITT in July 2013, any collection and use of a user’s personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

In November 2016, the SCNPC promulgated the Network Security Law of the PRC, or the Network Security Law, which took effect on June 1, 2017. Pursuant to the Network Security Law, a network operator, including, without limitation, Internet information service providers, must take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities and maintain the integrity, confidentiality and availability of network data. Any violation of the provisions and requirements under the Network Security Law may subject an Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. On December 28, 2021, the Cyberspace Administration of China, together with other twelve government authorities, jointly released the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Measures require operators of critical information infrastructure to go through cybersecurity review when purchasing any network products and services with a potential impact on national security.

In November 2019, the Secretariat of the Cyberspace Administration of China, the General Office of the MITT, the General Office of the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Circular on Issuing the Methods for Identifying Unlawful Collection and Use of Personal Information of Applications (“App(s)”), which defines actions that may be regarded as violating the Network Security Law and other personal information protection related regulations, including, among other things, failure to publicize the rules for collection and use of personal information, failure to expressly state the purpose, manner and scope of collecting and using personal information, collection and use of personal information without consent of users, provision of personal information to others without consent, and failure to provide the function of deleting or correcting personal information as required by law. Furthermore, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which came into effect on November 1, 2021. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection and aims at protecting the personal information rights and interests, regulating the processing of personal information and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The Personal Information Protection law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation.

The Data Security Law of the People’s Republic of China, or the Data Security Law, was passed on June 10, 2021 and came into effect on September 1, 2021. The Data Security Law requires the data processor to establish and improve a whole-process data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to safeguard data security. In conducting data processing activities by using the Internet or any other information network, the data processor shall perform the above data security protection obligations on the basis of the hierarchical cybersecurity protection system. Any violation of the provisions and requirements under the Data Security Law may subject a data processor to rectifications, warnings, fines, suspension of the related business, revocation of licenses or even criminal liabilities.

In addition, on November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country. However, the Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States.

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

In July 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses. Under these regulations, a commercial operator of value-added telecommunication services must first obtain a license for value-added telecommunications business, or ICP License, from the MITT or its provincial level counterparts. The VIE, Beijing Niudian, the main operating entity which sells our products to third-parties, has obtained an ICP License for information service business.

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

Regulations on Copyright

Pursuant to the Copyright Law of the PRC revised by the Standing Committee of the National People’s Congress on November 11, 2020 and came into effect on June 1, 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitutes an infringement of copyright. The infringer shall, among others, according to the circumstances of the case, undertake to cease the infringement, take remedial action, offer an apology and pay damages. We have registered our copyright on 27 sets of software codes regarding our BMS and other control or management systems.

Regulations on Patent

The Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress and revised on October 17, 2020 which took effect on June 1, 2021, the Detailed Rules for the Implementation of the Patent Law of the PRC (revised in 2010) promulgated by the State Council provide for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The duration of a patent right is respectively 10 years for utility model, 15 years for design, and 20 years for invention, all of which shall commence from the date of application.

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

According to the Social Insurance Law of the PRC, promulgated by the SCNPC and effective from July 1, 2011 and amended on December 29, 2018, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, the Regulation of Unemployment Insurance, and the Interim Regulation on the Collection and Payment of Social Insurance Premiums, an employer is required to contribute social insurance for its employees in the PRC, including basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002 and March 24, 2019, an employer is required to make contributions to a housing fund for its employees. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.”

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

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent that such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Double Taxation Avoidance and the Tax Evasion Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Taxation Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from certain investments. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective on January 1, 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. We may be classified as PRC resident tax payers. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIE and its principal subsidiaries, as of the date of this annual report:

(1)	Token Yilin Hu, Yi’ nan Li, Yuqin Zhang and Changlong Sheng each holds 89.74%, 5.00%, 2.63% and 2.63% of the equity interest in Beijing Niudian, respectively. All of the shareholders of Beijing Niudian are beneficial owners of the shares of our company. Mr. Token Yilin Hu is also a director and vice president of research and development of our company.

Contractual Arrangements with the VIE

The following is a summary of the currently effective contractual arrangements relating to Beijing Niudian.

Agreements that provide us with effective control over the VIE

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

Second Amended and Restated Equity Pledge Agreement.  Pursuant to the second amended and restated equity pledge agreement, dated February 27, 2020, among our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian, the shareholders of Beijing Niudian have pledged the 100% equity interests in Beijing Niudian to our WFOE to guarantee performance by the shareholders of their obligations under the second amended and restated exclusive option agreement and powers of attorney, as well as the performance by Beijing Niudian of its obligations under the amended and restated exclusive business cooperation agreement and the second amended and restated exclusive option agreement. In the event of a breach by Beijing Niudian or any of its shareholders of contractual obligations under the second amended and restated equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Niudian and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing Niudian also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Beijing Niudian undertakes that, without the prior written consent of our WFOE, it will not assist or allow any encumbrance to be created on the pledged equity interests. In February 2021, we completed the registration of the equity pledge under the second amended and restated equity pledge agreement with the relevant local office of the State Administration of Market Regulation in accordance with the PRC Property Rights Law.

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

Agreements that allow us to receive economic benefits from the VIE

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

Agreements that provide us with the option to purchase the equity interests in and assets of the VIE

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

In the opinion of DaHui Lawyers, our PRC legal counsel:

●	the ownership structures of the VIE in China and our WFOE, are not in violation of applicable PRC laws and regulations currently in effect; and
●	the contractual arrangements between our company, our WFOE, the VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements in connection with the VIE structure do not comply with PRC laws, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.	Property, Plants and Equipment

Our headquarters is located in Beijing, China, where we lease and occupy our office space with an aggregate floor area of approximately 1,400 square meters. Our Niu Innovation Lab is located in Shanghai, China, where we lease and occupy our office space with an aggregate floor area of approximately 1,700 square meters. Our manufacturing facility and after sales services facilities are in Changzhou, China, where we have both owned and leased facilities with a combined building area of approximately 111,500 square meters. In May 2020, we made prepayment of RMB39.4 million in addition to prepayment of RMB2 million in 2019 to acquire land use rights of a piece of land with total area of 61,148 square meters. In January 2021, we obtained the land use rights certificate. We built a new manufacturing facility on this piece of land to expand the production capacity in order to meet the expected increasing demand of our e-scooters. Construction of the new facility was completed in August 2021 and we have commenced production from September 2021.

The following table sets forth the location, approximate size and primary use of facilities that we own or we lease:

Our Own Facility
	Approximate Size
	(Building) in
Location	Square Meters	Primary Use
Changzhou	111,467	Manufacturing and Maintenance Facility

	Approximate Size
	(Building) in
Location	Square Meters	Primary Use	Lease Expiration Date
Beijing	1,394	Office	December 31, 2024
Shanghai	1,720	Office	April 30, 2026
Changzhou	12,000	Manufacturing Facility	December 31, 2024

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

Overview

We currently design, manufacture and sell high-performance electric bicycles and motorcycles. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer six product series across a number of different vehicle types. Our product portfolio comprises our (i) electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) electric kick-scooter series, KQi and (iii) e-bike series, NIU Aero. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sell and service our products through a unique “city partner” system in China, which consisted of 338 city partners with 3,108 franchised stores in over 239 cities in China, and 42 distributors in 50 countries overseas as of December 31, 2021, as well as on our own online store and third-party e-commerce platforms.

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

We have grown rapidly during the recent years. Our revenues were RMB3,704.5 million (US$581.3million) in 2021, representing an increase of 51.6% from RMB2,444.3 million in 2020. Key Factors Affecting Our Results of Operations.

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

The ongoing COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries. Recently, there has been an increasing number of COVID-19 cases, including the highly-transmissible Delta and Omicron variant of COVID-19 cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we may have to adjust various aspects of our operations. The majority of our revenues and our workforce are concentrated in China. Consequently, our results of operations and financial performance has been and may continue to be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our financial and operating performance may be adversely affected by epidemics or other public health crises.”

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

Our ability to increase e-scooter sales volume

Increase in the e-scooters sales volume is a key driver of our revenue growth. Our revenues increased by 17.7% from RMB2,076.3 million in 2019 to RMB2,444.3 million in 2020, and further by 51.6% to RMB3,704.5 million (US$581.3 million) in 2021. The number of e-scooters sold increased by 42.8% from 421,327 in 2019 to 601,652 in 2020, and further by 72.5% to 1,037,914 in 2021. The following table shows the number of e-scooters we sold in the years presented:

	For the Year ended December 31,
	2019		2020		2021
	Units	%	Units	%	Units	%
NQi Series	116,693	27.7	103,345	17.2	100,111	9.7
MQi Series	75,802	18.0	136,032	22.6	106,914	10.3
UQi Series	206,747	49.1	193,718	32.2	180,491	17.4
Gova Series	22,085	5.2	168,537	28.0	634,358	61.1
KQi Series	—	—	—	—	15,908	1.5
NIU Aero Series	—	—	20	0.0	132	0.0
Total	421,327	100.0	601,652	100.0	1,037,914	100

Our ability to increase e-scooters sales volume depends on our ability to innovate in design and technology and offer e-scooter products that meet our users’ demand. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer six product series across a number of different vehicle types. Our product portfolio comprises our (i) electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) electric kick-scooter series, KQi and (iii) e-bike series, NIU Aero. In addition, we have released (i) two high-performance motorcycle series, RQi and TQi, (ii) a hybrid motorcycle series, YQi and (iii) an e-bike series, BQi. These new products are slated for mass production in the near future. We have launched two or more series or models each year since 2018 and plan to continue the practice in the near and medium term, aiming to cover the full spectrum of the urban mobility solutions. Moreover, our ability to increase the sales volume also depends on our ability to continually enhance our brand to attract users and purchases, as well as our ability to successfully execute our omnichannel retail model and expand our sales network both domestically and globally.

Our ability to develop and sell more accessories and spare parts and services

Our results of operations are affected by our ability to develop and sell more accessories and spare parts. Leveraging our strong lifestyle brand, we have been able to generate revenues from selling accessories and spare parts. Revenues generated from selling accessories and spare parts represented 12.2%, 10.6% and 10.7% of our net revenues in 2019, 2020 and 2021, respectively. We will continue to enhance our brand and capitalize on our premium brand to develop and sell more accessories to capture more business opportunities.

Our results of operations are also affected by our ability to sell more services. We generate revenue from the NIU app by providing subscription-based mobile app services. Users will need to subscribe for the mobile app service by paying a fee after an initial period of one or two years. Revenues generated from providing services 1.7%,1.7% and 1.5% of our revenues in 2019, 2020 and 2021, respectively. We will continue to further enhance the connectivity and other smart functionalities of our e-scooters and the NIU app and improve the user experience. This not only provides us with additional revenue streams but also improves our gross margin.

Our ability to manage our supply chain and manufacturing

Material and manufacturing costs of our e-scooters have historically accounted for a majority of our cost of revenues. Our future profitability is significantly dependent on our ability to control those costs as a percentage of our revenues, which in turn depends on our ability to effectively manage our supply chain and manufacturing process. Raw materials and components used in the production of our e-scooters are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. We generally engage multiple suppliers for the key components to minimize the dependency on any single supplier. We will continue to collaborate with our suppliers to manage the cost, capacity and quality of the raw materials and components. As our business grows in scale, we have obtained more bargaining power and hence more favorable terms from suppliers, including pricing terms. Our gross margin was 23.4% in 2019 and reached 22.9% in 2020 despite the impact from COVID-19, and further reached 21.9% in 2021, mainly due to the change in product mix as a result of the launch of various new products. Our ability to control cost of products sold also depends on our successful adoption of automatic and intelligent manufacturing equipment and procedures, and effective utilization of our platform-based engineering system, through which designs of new models may be easily adaptable to our existing production lines.

Our ability to enhance our operational efficiency

Our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. Excluding share-based compensation expense, selling and marketing expenses have historically represented the largest portion of our total operating expenses. The advertising and promotion expenses, consisting primarily of online and offline advertisements, are event-driven, and tend to be higher when we launch new products. Excluding advertising and promotions expenses, our selling and marketing expenses as a percentage of our revenues was 5.0%, 4.7% and 4.6% in 2019, 2020 and 2021, respectively.

Our ability to lower our selling and marketing expenses as a percentage of revenues depends on our ability to manage our branding and promotion efforts, and improve selling and marketing efficiency. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. In addition to online channels, we sell and service our products through distribution channels, which consisted of 338 city partners with 3,108 franchised stores in over 239 cities in China and 42 distributors in 50 countries overseas as of December 31, 2021. These distributors promote our brand and market our products and services at their own cost. We will continue to expand and leverage our sales network to enhance our brand and improve sales efficiency. In addition, as our business grows, we expect to achieve greater operating leverage, increase the productivity of our personnel, and obtain more favorable terms from our suppliers.

Our ability to expand to international markets

We have experienced significant growth in our sales in international markets. As of December 31, 2021, we sold our smart e-scooters through 42 distributors in 50 countries overseas. In 2019, 2020 and 2021, 20.9%, 16.6% and 14.7% of our revenues were derived from sales in overseas markets. We believe our global opportunity is significant despite the current adverse impact of COVID on those markets, and we will enter into selected overseas markets that offer identified growth opportunities and favorable government policies. In Europe, we will continue to expand our distribution network, launch new products suitable for local markets, partner with global leading companies to co-brand premium smart e-scooter models, and may seek different business opportunities such as the e-scooter sharing and commercial fleet to drive the growth beyond retail. We will pursue differentiated international strategies for different overseas markets, such as Southeast Asia and India. We believe that our expansion into selected international markets will not only drive our revenue growth but also enhance our brand awareness.

Key Components of Results of Operations

Revenues

We generate revenues from sales of e-scooters, sales of accessories and spare parts, and provision of mobile app and other services. The following table sets forth the break-down of our revenues, in amounts and as percentages of revenues for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentage data)
Revenues:
E-scooter sales	1,787,274	86.1	2,143,292	87.7	3,252,989	510,465	87.8
Accessories and spare parts sales	253,800	12.2	258,929	10.6	397,088	62,312	10.7
Service revenues	35,215	1.7	42,108	1.7	54,460	8,546	1.5
Total	2,076,289	100.0	2,444,329	100.0	3,704,537	581,323	100.0

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

In 2019, 2020 and 2021, we generated 79.1%, 83.4% and 85.3% of our revenues from the PRC, respectively, and the rest from overseas markets.

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

Gross margin

Our gross margin is mainly affected by the retail price, product mix change, sales volume rebate and the cost of revenue per e-scooter. The following table shows our gross profit and gross margin for each of the years presented:

	For the Year Ended December 31,
	2019		2020		2021

	(in thousands, except for percentage data)
Gross profit	RMB	486,551	RMB	559,149	RMB	812,779	US$	127,543
Gross margin		23.4%		22.9%		21.9%		21.9%

Operating expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the break-down of our total operating expenses, in amounts and as percentages of total operating expenses for each of the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except for percentage data)
Operating expenses:
Selling and marketing expenses	182,873	55.5	200,761	48.9	332,008	52,099	54.5
Research and development expenses	67,187	20.4	105,335	25.6	135,218	21,219	22.2
General and administrative expenses	79,616	24.1	104,860	25.5	141,799	22,251	23.3
Total	329,676	100.0	410,956	100.0	609,025	95,569	100.0

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Niu Technologies Group Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2017/2018 and 2019/2020. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by Niu Technologies Group Limited is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits continues to be taxed at the existing 16.5% tax rate. Niu Technologies Group Limited is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Niu Technologies Group Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2019, 2020 or 2021.

PRC

Our PRC subsidiaries, the VIE, and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law, or the EIT Law, and are subject to a statutory income tax rate of 25%. Current income tax expense of RMB 42,715,007 and deferred income tax expense of RMB4,321,601 were recognized for the year ended December 31, 2021. Current income tax expense of RMB39,236,745 and deferred income tax benefit of RMB18,150,489 were recognized for the year ended December 31, 2020. Current income tax expense of RMB7,460,535 and deferred income tax expense of RMB753,806 were recognized for the year ended December 31, 2019.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise, or FIE, to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where Niu Technologies is incorporated, does not have such tax treaty with China. According to the Double Taxation Avoidance and the Tax Evasion Arrangement, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the immediate holding company owns at least 25% of the equity interest of the FIE and satisfies all other requirements under the tax arrangement and receives approval from the relevant tax authority. We did not record any dividend withholding tax, as our PRC entities have no retained earnings in the periods presented. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside the PRC should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our net revenues for the years presented. Our business has grown rapidly in recent years. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except for percentage data)
Revenues	2,076,289	100.0	2,444,329	100.0	3,704,537	581,323	100.0
Cost of revenues(1)	(1,589,738)	(76.6)	(1,885,180)	(77.1)	(2,891,758)	(453,780)	(78.1)
Gross profit	486,551	23.4	559,149	22.9	812,779	127,543	21.9
Operating expenses(1)
Selling and marketing expenses	(182,873)	(8.8)	(200,761)	(8.2)	(332,008)	(52,099)	(9.0)
Research and development expenses	(67,187)	(3.2)	(105,335)	(4.3)	(135,218)	(21,219)	(3.7)
General and administrative expenses	(79,616)	(3.8)	(104,860)	(4.3)	(141,799)	(22,251)	(3.8)
Total operating expenses	(329,676)	(15.9)	(410,956)	(16.8)	(609,025)	(95,569)	(16.4)
Government grants	29,834	1.4	22,441	0.9	48,727	7,646	1.3
Operating income	186,709	9.0	170,634	7.0	252,481	39,620	6.8
Interest expenses	(11,397)	(0.5)	(7,381)	(0.3)	(6,168)	(968)	(0.2)
Interest income	16,899	0.8	8,787	0.4	5,376	844	0.1
Investment income	6,088	0.3	17,698	0.7	21,168	3,321	0.6
Income before income taxes	198,299	9.6	189,738	7.8	272,857	42,817	7.4
Income tax expense	(8,214)	(0.4)	(21,086)	(0.9)	(47,037)	(7,381)	(1.3)
Net income	190,085	9.2	168,652	6.9	225,820	35,436	6.1
(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	292	644	847	133
Selling and marketing expenses	4,657	9,945	13,293	2,086
Research and development expenses	4,207	10,918	17,061	2,677
General and administrative expenses	10,466	18,102	16,017	2,514
Total	19,622	39,609	47,218	7,410

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues increased by 51.6% from RMB2,444.3 million in 2020 to RMB3,704.5 million (US$581.3 million) in 2021, which was primarily due to an increase in e-scooter sales volume.

The revenues from e-scooter sales increased by 51.8% from RMB2,143.3 million in 2020 to RMB3,253.0 million (US$510.5 million) in 2021, which was mainly due to an increase in the sales volume of e-scooters by 72.5% from 601,652 in 2020 to 1,037,914 in 2021. The increase in the sales volume of e-scooters was driven by the expansion of our sales network in China from 1,616 franchised stores as of December 31, 2020 to 3,108 franchised stores as of December 31, 2021 and an increase in the number of distributors in the overseas markets from 36 as of December 31, 2020 to 42 as of December 31, 2021.

The revenues per e-scooter decreased from RMB4,062.7 in 2020 to RMB3,569.2 (US$560.1) in 2021, mainly due to a change in product mix. The respective impact from the change in sales volume of e-scooters and revenues per e-scooter on our revenues in 2021, as compared to 2020, was RMB1,772.4 million (calculated by assuming the revenues per e-scooter in 2021 was the same as that in 2020) and RMB296.9 million (calculated by assuming the sales volume of e-scooters in 2021 was the same as that in 2020).

The growth of accessories and spare parts sales and service revenues also contributed, to a lesser extent, to the increase in our revenues. The revenues from accessory and spare parts sales increased from RMB258.9 million in 2020 to RMB397.1 (US$62.3 million) in 2021, mainly due to an increase in the sales volume of e-scooters in China, with which purchases of accessories and spare parts usually correlate. The service revenues increased from RMB42.1 million in 2020 to RMB54.5 (US$8.5 million) in 2021, mainly attributable to the continued growth of our user base.

Cost of revenues

Our cost of revenues increased by 53.4% from RMB1,885.2 million in 2020 to RMB2,891.8 (US$453.8 million) in 2021, along with the growth of our business. The increase was primarily attributable to an increase in cost of products from RMB1,817.1 million in 2020 to RMB2,826.6 (US$443.6 million) in 2021, which was primarily due to an increase in e-scooter sales volume.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, decreased from RMB3,133.3 in 2020 to RMB2,786.1 (US$437.2) in 2021, which was primarily due to a change in product mix.

Gross profit

We generated a gross profit of RMB812.8 (US$127.5 million) in 2021, as compared to a gross profit of RMB559.1 million in 2020. Our gross margin slightly decreased from 22.9% in 2020 to 21.9% in 2021, which was mainly due to higher raw material cost and change in product mix as a result of the launch of various new products.

Selling and marketing expenses

Our selling and marketing expenses increased by 65.4% from RMB200.8 million in 2020 to RMB332.0 (US$52.1 million) in 2021. The increase was primarily due to an increase of RMB73.7 million in advertising and promotion expenses, an increase of RMB35.3 million in depreciation and amortization, an increase of RMB25.7 million in staff cost, an increase of RMB3.3 million in share-based compensation, and a decrease of RMB2.4 million in travel expenses. The increase in advertising and promotion expenses was due to enhanced advertising and promotional events and branding and marketing activities. The increase in depreciation and amortization was due to higher depreciation of furniture and decoration expenditures of the franchised stores as a result of the increased number of stores. The increase in staff cost and share-based compensation was due to an increase in the number of sales staff and additional share incentive grants. The decrease in travel expenses was due to reduced travel frequency during COVID-19. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our revenues was 4.6% in 2021, as compared to 4.7% in 2020.

Research and development expenses

Our research and development expenses increased by 28.4% from RMB105.3 million in 2020 to RMB135.2 (US$21.2 million) in 2021. The increase was mainly attributable to an increase of RMB20.4 million in staff cost, an increase of RMB6.1 million in share-based compensation, and an increase of RMB1.3 million in depreciation and amortization and rental expenses. The increase in staff cost and share-based compensation was mainly due to an increase in the number of staff and additional share incentive grants. The increase of depreciation and amortization and rental expenses was due to our efforts to expand our product portfolio. Our research and development expenses as a percentage of our revenues decreased from 4.3% in 2020 to 3.7% in 2021.

General and administrative expenses

Our general and administrative expenses increased by 35.2% from RMB104.9 million in 2020 to RMB141.8 (US$22.3 million) in 2021. The increase was primarily due to an increase of RMB11.9 million in staff cost, an increase of RMB9.7 million in financial service fee, an increase of RMB4.1 million in foreign currency exchange loss, an increase of RMB3.2 million in depreciation and amortization, an increase of RMB3.1 million in professional fee and an increase of RMB3.0 million in tax and surcharge. The increase in staff cost was mainly due to an increase in the number of staff. The increase in financial service fee was mainly because of the increase in sales from online channels. The increase in foreign currency exchange loss was mainly because of the depreciation of US dollar. The increase in professional fee was mainly due to the increase of audit fee. The increase in tax and surcharges is mainly due to higher revenues. Our general and administrative expenses as a percentage of our revenues decreased from 4.3% in 2020 to 3.8% in 2021.

Government grants

Our government grants increased from RMB22.4 million in 2020 to RMB48.7 (US$7.6 million) in 2021, mainly consisting of various incentives from local government authorities. Those grants were for the purpose of giving immediate financial support from local government authorities with no future related costs or obligations.

Net income

As a result of the foregoing, our net income was RMB225.8 (US$35.4 million) in 2021, compared to RMB168.7 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 17.7% from RMB2,076.3 million in 2019 to RMB2,444.3 million in 2020, which was primarily due to an increase in e-scooter sales volume.

The revenues from e-scooter sales increased by 19.9% from RMB1,787.3 million in 2019 to RMB2,143.3 million in 2020, which was mainly due to an increase in the sales volume of e-scooters by 42.8% from 421,326 in 2019 to 601,652 in 2020. The increase in the sales volume of e-scooters was driven by the expansion of our sales network in China from 1,050 franchised stores as of December 31, 2019 to 1,616 franchised stores as of December 31, 2020 and an increase in the number of distributors in the overseas markets from 29 as of December 31, 2019 to 36 as of December 31, 2020.

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

The growth of accessories and spare parts sales and service revenues also contributed, to a lesser extent, to the increase in our revenues. The revenues from accessory and spare parts sales increased from RMB253.8 million in 2019 to RMB258.9 million in 2020, mainly due to an increase in the sales volume of e-scooters in China, with which purchases of accessories and spare parts usually correlate. The service revenues increased from RMB35.2 million in 2019 to RMB42.1 million in 2020, mainly attributable to the continued growth of our user base.

Cost of revenues

Our cost of revenues increased by 18.6% from RMB1,589.7 million in 2019 to RMB1,885.2 million in 2020, along with the growth of our business. The increase was primarily attributable to an increase in cost of products from RMB1,513.8 million in 2019 to RMB1,817.1 million in 2020, which was primarily due to the increase in the sales volume of e-scooters.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, decreased from RMB3,773.2 in 2019 to RMB3,133.3 in 2020, which was primarily due to a change in product mix.

Gross profit

We generated a gross profit of RMB559.1 million in 2020, as compared to a gross profit of RMB486.6 million in 2019. Our gross margin slightly decreased from 23.4% in 2019 to 22.9% in 2020, which was primarily due to the change in product mix.

Selling and marketing expenses

Our selling and marketing expenses increased by 9.8% from RMB182.9 million in 2019 to RMB200.8 million in 2020. The increase was primarily due to an increase of RMB8.6 million in depreciation and amortization, an increase of RMB6.1 million in online platform fee, an increase of RMB4.8 million in staff cost, an increase of RMB5.3 million in share-based compensation, and a decrease of RMB3.2 million in travel expenses. The increase in depreciation and amortization was due to higher depreciation of furniture and decoration expenditures of the franchised stores as a result of the increased number of stores. The increase in online platform fee was due to enhanced online branding and marketing activities. The increase in staff cost and share-based compensation was due to an increase in the number of sales staff and additional share incentive grants. The decrease in travel expenses was due to reduced travel frequency during COVID-19. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our revenues was 4.7% in 2020, as compared to 5.0% in 2019.

Research and development expenses

Our research and development expenses increased by 56.8% from RMB67.2 million in 2019 to RMB105.3 million in 2020. The increase was mainly attributable to an increase of RMB18.5 million in staff cost, an increase of RMB9.8 million in design expenses, an increase of RMB6.7 million in share-based compensation, and an increase of RMB1.7 million in depreciation and amortization. The increase in staff cost and share-based compensation was mainly due to an increase in the number of staff and additional share incentive grants. The increase of design expenses and depreciation and amortization was due to our efforts to expand our product portfolio. Our research and development expenses as a percentage of our revenues increased from 3.2% in 2019 to 4.3% in 2020.

General and administrative expenses

Our general and administrative expenses increased by 31.7% from RMB79.6 million in 2019 to RMB104.9 million in 2020. The increase was primarily due to an increase of RMB9.7 million in foreign currency exchange loss, an increase of RMB7.6 million in share-based compensation, an increase of RMB5.0 million in tax and surcharge and an increase of RMB4.0 million in rental expenses. The increase in foreign currency exchange loss was mainly because of the depreciation of US dollar. The increase in share-based compensation expenses was mainly because of additional share incentive grants. The increase in tax and surcharges is mainly due to higher revenues. The increase in rental expenses was mainly due to larger office space. Our general and administrative expenses as a percentage of our revenues increased from 3.8% in 2019 to 4.3% in 2020.

Government grants

Our government grants decreased from RMB29.8 million in 2019 to RMB22.4 million mainly consisting of various incentives from local government authorities. Those grants were for the purpose of giving immediate financial support from local government authorities with no future related costs or obligations.

Net income

As a result of the foregoing, our net income was RMB168.7 million in 2020, compared to RMB190.1 million in 2019.

B.	Liquidity and Capital Resources

Cash flows and working capital

We had net cash provided by operating activities of RMB178.7 million, RMB465.6 million and RMB334.2 million (US$52.4 million) in 2019, 2020 and 2021, respectively.

Our primary sources of liquidity have been cash provided by operating activities and financing activities. As of December 31, 2021, we had RMB432.3 million (US$67.8 million) in cash, cash equivalents and restricted cash, of which approximately 29.8% were held in Renminbi and the remainder was mainly held in U.S. dollars.

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

Our accounts receivable represent primarily accounts receivable from the distributors that purchased our e-scooters and accessories and spare parts. As of December 31, 2020 and 2021, our accounts receivable, net of allowance for doubtful accounts, were RMB101.3 million and RMB268.6 million (US$42.1 million), respectively. Our accounts receivable turnover days increased from 15 days in 2019 to 16 days in 2020, and further to 18 days in 2021 mainly due to our change of credit policies for distributors where selected qualified distributors enjoy credit terms. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our accounts payable and notes payable represent primarily payable to suppliers from whom we purchased raw materials and components for our products. As of December 31, 2020 and 2021, our accounts payable were RMB395.8 million and RMB538.9 million (US$84.6 million), respectively. Our notes payable were nil and RMB143.6 million (US$22.5 million), respectively. The increase was primarily due to higher amount of procurement from suppliers as a result of the growth of our business. Our accounts payable turnover days increased from 58 days in 2019 to 63 days in 2020 and further to 68 days in 2021, which was primarily due to the change in our supplier mix and longer payment terms from selected suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

Our advances from customers represent primarily the pre-paid sales price from the distributors that purchased our e-scooters and accessories and spare parts. As of December 31, 2020 and 2021, our advances from customers were RMB40.1 million and RMB17.3 million (US$2.7 million), respectively. Our advances from customer turnover days increased from 2.5 days in 2019 to 3.5 days in 2020 and decrease to 2.8 days in 2021. The changes in our advances from customers and the turnover days were primarily due to the fluctuations in pre-sales orders received from distributors. Advance from customers turnover days for a given period are equal to average advances from customers balances at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our inventories primarily include our raw materials, work in progress and finished goods for our e-scooters and accessories and spare parts. As of December 31, 2020 and 2021, our inventories were RMB142.2 million and RMB269.6 million (US$42.3 million), respectively. The increase was primarily due to the growth of our business and operation. Our inventory turnover days decreased from 37 days in 2019 to 31 days in 2020 and decrease to 26 days in 2021, which was primarily due to the fluctuations in fulfilment and sales order forecast. Inventory turnover days for a given period are equal to average of the balances of inventories, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

We have the following short-term bank borrowings:

●	In December 2015 and March 2016, respectively, Jiangsu Xiaoniu entered into two line-of-credit agreements with East West Bank that provide revolving credit facility, in aggregate, for up to RMB100.0 million, each with a one-year term. The interest rate of the drawn down funds was at 2.8% per annum. To collateralize these lines of credits, our group deposited US$16.0 million in aggregate with East West Bank. The line-of-credit agreements were subsequently amended several times to (i) extend the maturity date to April 15, 2020 and (ii) modify the interest rate. In April 2020, the loan was fully repaid.
●	In November 2017, Jiangsu Xiaoniu entered into a facility agreement with SPD Silicon Valley Bank that provides credit facility of up to RMB60.0 million with a one-year term. The interest rate of the loan is at standard rate published by People’s Bank of China. To collateralize this credit facility, we deposited US$10.0 million with SPD Silicon Valley Bank. The facility agreement was subsequently amended several times and in June 2020, Jiangsu Xiaoniu entered into an amendment agreement to (i) extend the maturity date, which was June 11, 2021, (ii) change the credit facility to RMB160.0 million, (iii) change the collateral to deposit US Dollar in equivalent to RMB176 million at the time of drawdown. In June 2021, Jiangsu Xiaoniu entered into an amendment agreement to (i) extend the maturity date, which was June 12, 2023, (ii) change the interest rate to a fixed rate of 3.5% per annum. In December 2021, Jiangsu Xiaoniu entered into an amendment agreement to (i) change the fixed interest rate of 3.2% per annum. As of December 31, 2021, the outstanding balance under this facility was RMB160.0 million bearing interest at 3.2% per annum.
●	In January 2019, Beijing Niudian obtained a one-year short-term bank borrowing of RMB28.5 million with interest rate of 5.32% per annum from Bank of Ningbo. Niudian Information provided guarantee for this borrowing by a restricted cash of RMB30 million. In January 2020, the loan was fully repaid.
●	In December 2019, Jiangsu Xiaoniu obtained a one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 4.5675% per annum, from Bank of China, which are jointly guaranteed by Beijing Niudian Technology Co., Ltd. and Changzhou Niudian International Trading Technology Co., Ltd. In July 2020, the loan was fully repaid and Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 3.85% per annum, from Bank of China. In July 2021, the loan was fully repaid.
●	In November 2020, Jiangsu Xiaoniu entered into a line-of-credit agreement with China Merchants Bank that provide revolving credit facility, in aggregate, for up to RMB100.0 million with a one-year term. In July 2021, Jiangsu Xiaoniu obtained a ten-month short-term borrowing of RMB20.0 million which bears interest at a rate of 3.50% per annum, from China Merchants Bank, to refinance the loan with Bank of China. In December 2021, Jiangsu Xiaoniu entered into a line-of-credit agreement with China Merchants Bank that provide revolving credit facility, in aggregate, for up to RMB200.0 million with a one-year term. As of December 31, 2021, the outstanding balance of this loan was RMB20.0 million.

Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	178,680	465,599	334,175	52,439
Net cash used in investing activities	(467,889)	(535,232)	(295,059)	(46,301)
Net cash provided by (used in) financing activities	35,282	(13,164)	6,246	980
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	7,206	(23,332)	(8,490)	(1,332)
Net increase (decrease) in cash, cash equivalents and restricted cash	(246,721)	(106,129)	36,872	5,786
Cash, cash equivalents and restricted cash at the beginning of the year	748,323	501,602	395,473	62,058
Cash, cash equivalents and restricted cash at the end of the year	501,602	395,473	432,345	67,844

Operating activities

Net cash provided by operating activities in 2021 was RMB334.2 million (US$52.4 million). This amount was primarily attributable to net income of RMB225.8 million (US$35.4 million), adjusted for certain non-cash expenses, principally depreciation and amortization expenses of RMB95.5 million (US$15.0 million) and share-based compensation expenses of RMB47.2 million (US$7.4 million), and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB286.7 million (US$45.0 million) increase in accounts payable and notes payable, (ii) a RMB168.5 million (US$26.4 million) increase in accounts receivable and (iii) a RMB131.2 million (US$20.6 million) increase in inventories. The increase in accounts payable and notes payable, accounts receivable and inventories was primarily due to the growth of our business and operation.

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

Investing activities

Net cash used in investing activities in 2021 was RMB295.1 million (US$46.3 million), consisting primarily of cash paid for purchases of term deposits, short-term investments, and property, plant and equipment, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

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

Financing activities

Net cash provided by financing activities in 2021 was RMB6.2 million (US$1.0 million), consisting primarily of proceeds from short-term bank borrowings and exercise of employee stock option, partially offset by repayments for short-term bank borrowings.

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

Material Cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase obligations.

We made capital expenditures of RMB141.0 million, RMB151.6 million and RMB285.7 million (US$44.8 million) in 2019, 2020 and 2021, respectively. Capital expenditures represent cash paid for purchase of property, plant and equipment, intangible assets and land use right. We will continue to make such capital expenditures to support the expected growth of our business.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

Our company, Niu Technologies, is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and VIE. As a result, Niu Technologies’ ability to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2021, as our WFOE, Beijing Niudian, Shanghai Xiaoniu Internet Technology Co., Ltd. and Changzhou Niudian International Trading Technology Co., Ltd. are in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information On the Company—B. Business Overview— NIU Innovation Lab” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Policies and Estimates

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Consolidation of variable interest entity (“VIE”)

We account for entities qualifying as VIE in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. We operate our online e-commerce platform in the PRC through the VIE, Beijing Niudian, to ensure that our internet operations comply with applicable PRC laws and regulations. Beijing Niudian holds the necessary PRC operating licenses for the online business. Individuals acting as nominee equity holders hold the legal equity interests of Beijing Niudian on our behalf. A series of contractual arrangements were entered into among the Company, Niudian Information, Beijing Niudian, and the nominee equity holders of Beijing Niudian in May 2015 and were subsequently amended in June 2018 and February 2020. As a result of the contractual agreements, which include Powers of Attorney, an Exclusive Business Cooperation Agreement, an Equity Pledge Agreement, an Exclusive Option to Agreement and Spousal Consent Letters, we have the ability to exercise control over Beijing Niudian, direct its activities, receive substantially all of its economic benefits and have an option to purchase all of the equity interests and assets in Beijing Niudian when and to the extent permitted by PRC law at RMB100 or a lowest price. In accordance with ASC 810, we consider that Niu Technologies is the primary beneficiary of Beijing Niudian, and accordingly, Beijing Niudian is the VIE under U.S. GAAP. As such, we consolidate the financial results and position of Beijing Niudian in our consolidated financial statements.

Any changes in PRC laws and regulations that affect our ability to control Beijing Niudian might preclude us from consolidating the entities in the future. We will continually evaluate whether we are the primary beneficiary of the VIE as facts and circumstances change.

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

The transfer of control of the products is satisfied at a point in time, which occurs when the products are accepted by the domestic offline distributors, overseas offline distributors or individual customers. When we sell products to our domestic offline distributors for domestic sales, acceptance of the products by the domestic offline distributors is evidenced by goods receipt notes signed by the domestic offline distributors, which is generally at our warehouse. When we sell products to our overseas offline distributors for oversea sales, acceptance of the products by overseas offline distributors is evidenced by shipping documents dependent upon the terms of the underlying contract. When we sell products to individual customers through its own online store and third-party e-commerce platform, we are responsible for the delivery to individual customers. Acceptance of the products is evidenced by goods receipt notes signed by individual customers.

We provide sales volume rebate to qualified distributors based on the volume sold to such distributors in a certain period and grant online individual customers unconditional right to return the products within 7 days after their acceptance.

Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to domestic offline distributors, overseas offline distributors or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns is estimated based on historical experiences, which were insignificant for the years ended December 31, 2019, 2020 and 2021.

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

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change.

We apply a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. We recognize the benefit of a tax position in our consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessitates the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. We records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” of the notes to our consolidated financial statements included elsewhere in this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Li	43	Chairman of the Board of Directors and Chief Executive Officer
Token Yilin Hu	37	Director and Vice President of Research and Development
Changqing Ye	51	Independent Director
Mei-Wei Cheng	72	Independent Director
Julian Juul Wolhardt	48	Independent Director
John Jinshu Zhang	62	Independent Director
Fion Wenjuan Zhou	38	Chief Financial Officer

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

Mr. Chongqing Ye has served as our director since October 2018. He currently also serves as an independent director of Baozun Inc., a company listed on Nasdaq, Luzhou City Commercial Bank Co., Ltd., a company listed on the Hong Kong Stock Exchange, Ascentage Pharma Group International, a company listed on the Hong Kong Stock Exchange, Jinxin Fertility Group Limited, a company listed on the Hong Kong Stock Exchange, and Hygeia Healthcare Holdings Limited, a company listed on the Hong Kong Stock Exchange. From February 2011 to December 2015, Mr. Ye served as an investment committee member and then group chief financial officer and managing director of CITIC PE Group. Prior to that, Mr. Ye worked at PricewaterhouseCoopers’ China and UK offices from July 1992 to January 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in China in 1992 and an MBA from Warwick University in 1999. Mr. Ye is a certified public accountant in China.

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

Mr. John Jinshu Zhang has served as our director since October 2018. Mr. Zhang is currently general counsel of Blue California. From October 2000 to May 2021, Mr. Zhang was a partner at Dentons LLP, Edwards Wildman LLP, Reed Smith LLP, and Greenberg Traurig, LLP successively. Mr. Zhang worked as an associate of Jones Day LLP and Graham & James, LLP from November 1993 to November 1999. Mr. Zhang received his bachelor’s degree in literature from Peking University in 1982, master’s degree in Asian studies from University of Hawaii at Manoa in 1989, master’s degree in intellectual history from University of California, Los Angeles in 1990 and Juris doctor degree from University of California, Berkeley in 1993.

Ms. Fion Wenjuan Zhou has served as our chief financial officer since November 2021. Prior to joining our company, Ms. Zhou served as the chief financial officer of Sogou Inc. (NYSE: SOGO), a leader in China’s internet industry and an innovator in search and artificial intelligence (AI) since July 2020, where she led financial operations, legal matters, strategic investment, investor relationship and internal controls. From 2015 to 2019, Ms. Zhou was a finance director of Alibaba Group (NYSE: BABA) and served as the chief financial officer and other management positions of Yidian Zixun, a leading mobile news aggregator in China. Prior to that, Ms. Zhou also held senior finance roles at Viadeo S.A. and Concord Medical Services Holdings Limited (NYSE: CCM). Ms. Zhou started her career as an auditor at PricewaterhouseCoopers Zhong Tian in 2006. Ms. Zhou received a bachelor’s degree in Financial Management from the University of International Business and Economics in 2006 and an Executive MBA from HEC Paris in 2016. Ms. Zhou is a member of the American Institute of Certified Public Accountants and a Chartered Global Management Accountant. Ms. Zhou also serves as a supervisor of Beijing Airdoc Technology Co., Ltd. (02251.HK), where she is responsible for overseeing the business operation.

B.	Compensation

In 2021, we paid an aggregate of approximately RMB5.06 million (US$0.79 million) in cash to our executive officers, and approximately RMB1.0 million (US$150 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plans

In January 2016, our shareholders and board of directors approved the 2016 Global Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2018, we amended the 2016 Global Share Incentive Plan, or the Amended and Restated 2016 Plan, so that the maximum aggregate number of ordinary shares that may be issued under the Amended and Restated 2016 Plan is 5,861,480 ordinary shares. As of December 31, 2021, options to purchase 1,955,000 ordinary shares and 113,500 restricted share units had been granted and were outstanding, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company, which became effective immediately prior to the completion of our initial public offering. Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan commencing with the fiscal year ended December 31, 2019, if determined and approved by the board of directors for the relevant fiscal year. Our board of directors has approved annual increases of 2,230,111, 2,241,253, 2,285,407 and 2,305,212 ordinary shares, representing 1.5% of total issued and outstanding shares as of December 31, 2018, 2019, 2020, and 2021, respectively, pursuant to the 2018 Share Incentive Plan. As of December 31, 2021, options to purchase 2,700,428 ordinary shares and 2,905,548 restricted share units had been granted and were outstanding, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of December 31, 2021, the options granted and outstanding under the Amended and Restated 2016 Plan and Amended and Restated 2018 Plan to our directors and executive officers and our other employees, excluding options that were forfeited or canceled after the relevant grant dates.

	Ordinary Shares	Exercise
	Underlying	Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Yan Li	*	3.425	August 1, 2019	July 31, 2029
Token Yilin Hu	*	3.425	August 1, 2019	July 31, 2029
Other employees	2,757,928	0.2 and 3.425	February 1, 2016~ November 1, 2018	January 31, 2026~ October 30, 2028

(1)   *  Less than 1% of our total ordinary shares outstanding as of December 31, 2021.

The following table summarizes, as of December 31, 2021, the restricted share units granted and outstanding under the Amended and Restated 2016 Plan and the Amended and Restated 2018 Plan to our directors and executive officers and our other employees, excluding restricted share units that were forfeited or canceled after the relevant grant dates.

Ordinary Shares
Underlying
	Restricted Share		Date of
Name	Units	Date of Grant	Expiration
Changqing Ye	*	October 19, 2018	October 18, 2028
	*	October 19, 2020	October 18, 2030
Mei-Wei Cheng	*	October 19, 2018	October 18, 2028
	*	October 19, 2020	October 18, 2030
Julian Juul Wolhardt	*	October 19, 2018	October 18, 2028
	*	October 19, 2020	October 18, 2030
John Jinshu Zhang	*	October 19, 2018	October 18, 2028
	*	October 19, 2020	October 18, 2030
Yan Li	*	August 1, 2019	July 31, 2029
Token Yilin Hu	*	August 1, 2019	July 31, 2029
Other employees	2,687,048	February 1, 2019 - December 1, 2019	January 31, 2029 - November 30, 2029

*  Less than 1% of our total ordinary shares outstanding as of December 31, 2021.

C.	Board Practices

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

Audit Committee. Our audit committee consists of Mr. Chongqing Ye, Mr. John Jinshu Zhang and Mr. Mei-Wei Cheng. Mr. Chongqing Ye is the chairman of our audit committee. We have determined that Mr. Chongqing Ye, Mr. John Jinshu Zhang and Mr. Mei-Wei Cheng satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Chongqing Ye qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. John Jinshu Zhang, Mr. Chongqing Ye and Mr. Mei-Wei Cheng. Mr. John Jinshu Zhang is the chairperson of our nominating and corporate governance committee. We have determined that Mr. John Jinshu Zhang, Mr. Chongqing Ye and Mr. Mei-Wei Cheng satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors may be appointed on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the Director, if any; but no such term shall be implied in the absence of express provision and our Directors hold office until such time as they are removed from office by an ordinary resolution of our shareholders (or where they have sooner vacated office). In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	0	6	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.Employees

As of December 31, 2021, we had 702 full-time employees. We had a total of 521 employees as of December 31, 2019 and 623 employees as of December 31, 2020. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

		% of Total
Function	Number	Employees
Sales and marketing	283	40.3
Research and Development	224	31.9
Supply chain management and general administration	195	27.8
Total number of employees	702	100.0

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

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, medical, work-related injury and unemployment benefit plans. See “Item 3. Key Information— D. —Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 153,847,474 ordinary shares, consisting of 137,305,454 Class A ordinary shares and 16,542,020 Class B ordinary shares, as of March 31, 2022.

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

	Ordinary Shares Beneficially Owned
			% of	% of
	Class A	Class B	total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power***
Directors and Executive Officers**:
Yan Li(1)	85,000	6,615,000	4.4%	13.0%
Token Yilin Hu(2)	752,800	8,207,020	5.8%	16.5%
Changqing Ye	—	—	—	—
Mei-Wei Cheng	*	—	*	*
Julian Juul Wolhardt	*	—	*	*
John Jinshu Zhang	*	—	*	*
Fion Wenjuan Zhou	—	—	—	—
All Directors and Executive Officers as a Group	931,800	14,822,020	10.2%	29.6%
Principal Shareholders:
Glory Achievement Fund Limited(3)	43,181,935	—	28.1%	21.2%
Niu Holding Inc.(4)	—	9,927,020	6.5%	19.5%

*     Less than 1% of our total ordinary shares outstanding as of March 31, 2022.

**   The business address of Messrs.Yan Li, Token Yilin Hu, Carl Chuankai Liu, and Fion Wenjuan Zhou is No.1 Building, No. 195 Huilongguan East Road, Changping District, Beijing 102208, People’s Republic of China. The business address of Mr. Changqing Ye is Suite B, 36/F, Harbour Green, 8 Sham Mong Road, Tai KokTsui, Kowloon, Hong Kong. The business address of Mr. Mei-Wei Cheng is 1202 Building 10, Green Court, 777 Biyun Road, Pudong, Shanghai, 201206, People’s Republic of China. The business address of Mr. Julian Juul Wolhardt is 21F, York House, The Landmark, 15 Queen’s Road Central, Hong Kong. The business address of Mr. John Jinshu Zhang is 749 Via del Monte, Palos Verdes Estates, California 90274, the United States of America.

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

(1)	Represents 6,615,000 Class B ordinary shares held by ELLY Holdings Limited, a BVI business company. ELLY Holdings Limited is wholly owned by Dr. Yan Li. The registered address of ELLY Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.
(2)	Represents 8,207,020 Class B ordinary shares out of the 9,927,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which is 82.7% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 17.3% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares ‘Rust is Mr. Token Yilin Hu, our director and vice president. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu. According to the arrangement between two shareholders of Niu Holding Inc., Mr. Token Yilin Hu beneficially owned 8,207,020 Class B ordinary shares out of the 9,927,020 ordinary shares held by Niu Holding Inc., and Mr. Carl Chuankai Liu beneficially owned the remaining Class B ordinary shares out of those held by Niu Holding Inc. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.
(3)	Represents 43,981,935 Class A ordinary shares held by Glory Achievement Fund Limited, a Cayman Islands company, and its affiliated parties. Glory Achievement Fund Limited is ultimately and wholly held by a trust, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Yi’nan Li. The registered address of Glory Achievement Fund Limited is P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands.
(4)	Represents 9,927,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which is 82.7% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 17.3% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares ‘Rust is Mr. Token Yilin Hu, our director and vice president. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

To our knowledge, as of March 31, 2022, a total of 94,123,512 Class A ordinary shares were held by one record holder in the United States, representing approximately 61.2% of our total outstanding shares on an as-converted basis. The record holder is Citibank, N.A., the depositary of our ADS program. None of our outstanding Class B ordinary shares were held by record holders in the United States as of March 31, 2022. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Contractual Arrangements with the VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE.”

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

Transactions with Our Shareholders

In February 2018, Jiangsu Xiaoniu obtained from Bank of China a one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 4.5675% per annum. Mr. Yi’nan Li and Mr. Changlong Sheng, each a beneficial owner of our company and a shareholder of the VIE, together with the VIE and certain subsidiaries, provided joint liability guarantees for the loan. The loan was fully repaid in December 2018. On December 17, 2018, Jiangsu Xiaoniu obtained from Bank of China a new one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 4.5675% per annum. The guarantees for this loan are the same as for the previous loan in February 2018. In December 2019, the loan was fully repaid.

Employment Agreements and Indemnification Agreements

See “Item 6—Directors, Senior Management and Employees—B. Compensation.”

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

Liquidation.  On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are home by our shareholders in proportion to the par value of the shares held by them.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we intend to provide our shareholders with our annual audited financial statements.

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

Provided that our Cayman Islands holding company, Niu Technologies, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets”(generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its result of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.

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

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under its particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

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

Substantially all of our revenues and expenses are denominated in RMB. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. After the PRC government changed its policy of pegging the value of RMB to the U.S. dollar in 2005, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, December 2020 and December 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Up to U.S. 5₵ per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5₵ per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5₵ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5₵ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5₵ per ADS held
• ADS Services	Up to U.S. 5₵ per ADS held on the applicable record date(s) established by the depositary bank

An ADS holder will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;

●	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;
●	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2021, we received approximately US$0.6 million as reimbursement from the depositary.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333227497) in relation to our initial public offering of 7,000,000 ADSs representing 14,000,000 of our Class A ordinary shares, at an initial offering price of $9.00 per ADS. Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. were the representatives of the underwriters.

The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$7.8 million including underwriting commissions and discounts and the offering expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.We have used up the proceeds from our initial public offering.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Niu Technologies:

Opinion on Internal Control Over Financial Reporting

We have audited Niu Technologies and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Huazhen LLP

Beijing, China
April 27, 2022

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

	2020		2021
Audit fees(1)	US$	861,488	US$	1,296,108
Tax fees(2)	US$	13,042		Nil
(1)	“Audit fees” in 2021 represent the aggregate fees billed or payable for professional services rendered by our principal auditors for the audit of the 2021 consolidated financial statements and internal control over financial reporting as of December 31, 2021 and assistance with and review of documents filed with the SEC.
(2)	“Tax fees” mean the aggregate fees billed for services rendered by independent registered public accounting firm for tax compliance services.

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

Item 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Niu Technologies, its subsidiaries and its VIE are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 23, 2018 (incorporated by reference to Exhibit 3.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), as amended, filed with the Securities and Exchange Commission on October 9, 2018)

2.3

Deposit Agreement dated October 18, 2018 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form S-8 (file no. 333229190), as amended, filed with the Securities and Exchange Commission on January 11, 2019)

2.4

Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated August 22, 2018(incorporated by reference to Exhibit 4.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.5

Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 24, 2020)

2.6

Description of Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 24, 2020)

4.1

Amended and Restated 2016 Global Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.2

2018 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.5

English translation of the Powers of Attorney among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian (incorporated by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020)

4.6

English translation of the Second Amended and Restated Equity Pledge Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated February 27, 2020 (incorporated by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020)

4.7

English translation of the Amended and Restated Exclusive Business Cooperation Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated July 20, 2018 (incorporated by reference to Exhibit 10.7 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.8

English translation of the Second Amended and Restated Exclusive Option Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated February 27, 2020 (incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020)

4.9

Motor Purchase and Sales Contract between Bosch (Ningbo) E-scooter Motor Co., Ltd. and Jiangsu Xiaoniu Electric Technology Co., Ltd. dated March 21, 2017 (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.10

Manufacturing Cooperation Agreement Between Jiangsu Xiaoniu Diandong Technology Co., Ltd. and Changzhou Shanqi Motorcycle Co., Ltd. dated December 1, 2018 (incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

4.11

Development Collaboration Agreement Between the Registrant and Volkswagen Aktiengesellschaft dated March 15, 2019 (incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

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
Date: April 27, 2022

NIU TECHNOLOGIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Niu Technologies:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Niu Technologies and subsidiaries (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2021, due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Report of Independent Registered Public Accounting Firm

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition for electric scooter sales

As discussed in Note 2(q) and 20 to the consolidated financial statements, the Company recorded RMB3,253.0 million of revenues related to electric scooter sales for the year ended December 31, 2021, which included revenue generated from electric scooter sales to domestic offline distributors and overseas offline distributors. The transfer of control of the products is satisfied at a point in time, which occurs when the products are accepted by the domestic offline distributors, overseas offline distributors or individual customers. When the Company sells products to its domestic offline distributors for domestic sales, acceptance of the products by the domestic offline distributors is evidenced by goods receipt notes signed by the domestic offline distributors, which is generally at the Company’s warehouse. When the Company sells products to overseas offline distributors for oversea sales, acceptance of the products by the overseas offline distributors is evidenced by shipping documents dependent upon the terms of the underlying contract.

We identified the evaluation of timing of revenue recognition for electric scooter sales to domestic offline distributors and overseas offline distributors as a critical audit matter. Significant audit effort was required in evaluation the proper timing of revenue recognition for electric scooter sales to domestic offline distributors and overseas offline distributors.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the evaluation of timing of revenue recognition for electric scooter sales to domestic offline distributors and overseas offline distributors. We evaluated the design and tested the operating effectiveness of certain internal controls related to timing of revenue recognition for electric scooter sales to domestic offline distributors and overseas offline distributors. This included controls over the Company’s review of goods receipt notes and underlying contracts related to electric scooter sales to domestic offline distributors, shipping documents and underlying contracts related to electric scooter sales to overseas offline distributors, and the accurate timing of recording revenues. For a selection of electric scooter sales contracts with domestic offline distributors and overseas offline distributors, we read the contracts and evaluated the Company’s assessment of the contract terms impacting the timing of revenue recognition. For a sample of electric scooter sales to domestic offline distributors, we evaluated the proper timing of revenue recognized by inspecting (1) the underlying contracts, (2) purchase orders, and (3) goods receipt notes signed by the domestic offline distributors. For a sample of electric scooter sales to overseas offline distributors, we evaluated the proper timing of revenue recognized by inspecting (1) the underlying contracts, (2) purchase orders, and (3) shipping documents for the overseas offline distributors. In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China
April 27, 2022

NIU TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2020	2021
				US$
		RMB	RMB	(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	2(f)	227,004,137	208,373,759	32,698,390
Term deposits—current	2(g)	130,498,000	95,635,500	15,007,297
Restricted cash	2(h)	168,469,077	223,971,197	35,145,968
Short-term investments	3	745,608,877	773,678,455	121,407,032
Accounts receivable, net	4	101,320,063	268,557,176	42,142,481
Inventories	5	142,166,179	269,637,042	42,311,936
Prepayments and other current assets	6	32,832,088	56,061,263	8,797,236
Total current assets		1,547,898,421	1,895,914,392	297,510,340

Non-current assets
Term deposits—non-current	2(g)	—	35,939,250	5,639,653
Property, plant and equipment, net	7	199,045,061	397,215,911	62,331,844
Intangible assets, net	8	5,607,101	3,668,189	575,619
Operating lease right-of-use assets	21	—	94,201,263	14,782,234
Land use rights, net	9	48,835,120	—	—
Deferred income tax assets	18(b)	14,593,376	11,907,344	1,868,522
Other non-current assets	10	30,830,304	2,367,064	371,444
Total non-current assets		298,910,962	545,299,021	85,569,316

Total assets		1,846,809,383	2,441,213,413	383,079,656

LIABILITIES
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of VIE without recourse to the Company of RMB180,000,000 and RMB180,000,000 as of December 31, 2020 and 2021, respectively)	11	180,000,000	180,000,000	28,245,928
Notes payable (including notes payable of VIE without recourse to the Company were nil and RMB143,622,874 as of December 31, 2020 and 2021, respectively)	12	—	143,622,874	22,537,563
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB395,826,435 and RMB523,296,506 as of December 31, 2020 and 2021, respectively)		395,826,435	538,930,163	84,569,903
Income taxes payable (including income taxes payable of VIE without recourse to the Company of RMB14,355,462 and RMB14,718,748 as of December 31, 2020 and 2021, respectively)		14,555,094	17,601,525	2,762,063
Advances from customers (including advances from customers of VIE without recourse to the Company of RMB38,817,881 and RMB15,026,392 as of December 31, 2020 and 2021, respectively)	2(r)	40,062,189	17,266,994	2,709,568
Deferred revenue-current (including deferred revenue-current of VIE without recourse to the Company of RMB21,155,634 and RMB32,757,740 as of December 31, 2020 and 2021, respectively)	2(r)	21,155,634	32,757,740	5,140,404
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB160,532,008 and RMB181,985,323 as of December 31, 2020 and 2021, respectively)	13	171,657,604	198,904,558	31,212,466
Total current liabilities		823,256,956	1,129,083,854	177,177,895

The accompanying notes are an integral part of these consolidated financial statements.

		As of December 31,
	Note	2020	2021
Non-current liabilities
Deferred revenue—non-current (including deferred revenue non-current of VIE without recourse to the Company of RM4,176,458 and RMB10,693,692 as of December 31, 2020 and 2021, respectively)	2(r)	4,176,458	10,693,692	1,678,074
Deferred income tax liabilities (including deferred income tax liabilities of VIE without recourse to the Company of RMB1,109,479 and RMB1,992,388 as of December 31, 2020 and 2021, respectively)	18(b)	1,109,479	1,992,388	312,649
Operating lease liabilities (including operating lease liabilities of VIE without recourse to the Company were nil and RMB13,921,859 as of December 31, 2020 and 2021, respectively)	21	—	13,921,859	2,184,643
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of RMB24,892,246 and RMB20,967,430 as of December 31, 2020 and 2021, respectively)	14	24,892,246	20,967,430	3,290,247
Total non-current liabilities		30,178,183	47,575,369	7,465,613

Total liabilities		853,435,139	1,176,659,223	184,643,508
Commitments and contingencies	22
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (US$0.0001 par value, 4,900,000,000 shares authorized as of December 31, 2020 and 2021; 134,378,432 and 137,138,810 shares issued and outstanding as of December 31, 2020 and 2021)	15	87,300	89,038	13,972
Class B Ordinary Shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2020 and 2021; 17,982,020 and 16,542,020 shares issued and outstanding as of December 31, 2020 and 2021)	15	11,202	10,316	1,619
Additional paid-in capital		1,801,940,071	1,855,403,759	291,153,338
Accumulated other comprehensive loss		(43,016,027)	(51,121,030)	(8,022,005)
Accumulated deficit		(765,648,302)	(539,827,893)	(84,710,776)
Total shareholders’ equity		993,374,244	1,264,554,190	198,436,148

Total liabilities and shareholders’ equity		1,846,809,383	2,441,213,413	383,079,656

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the Year Ended December 31,
	Note	2019	2020	2021
					US$
		RMB	RMB	RMB	(Note 2(d))
Revenues	20	2,076,289,101	2,444,328,764	3,704,537,419	581,322,760
Cost of revenues		(1,589,738,548)	(1,885,180,256)	(2,891,758,188)	(453,779,962)
Gross profit		486,550,553	559,148,508	812,779,231	127,542,798

Operating expenses:
Selling and marketing expenses		(182,872,514)	(200,761,383)	(332,007,462)	(52,099,216)
Research and development expenses		(67,187,348)	(105,335,357)	(135,218,399)	(21,218,717)
General and administrative expenses		(79,615,561)	(104,858,814)	(141,798,910)	(22,251,343)
Total operating expenses		(329,675,423)	(410,955,554)	(609,024,771)	(95,569,276)
Government grants		29,833,770	22,441,492	48,726,818	7,646,301
Operating income		186,708,900	170,634,446	252,481,278	39,619,823
Interest expenses		(11,396,998)	(7,380,833)	(6,167,805)	(967,863)
Interest income		16,898,785	8,787,309	5,375,969	843,607
Investment income		6,088,425	17,697,800	21,167,575	3,321,654
Income before income taxes		198,299,112	189,738,722	272,857,017	42,817,221
Income tax expense	18(a)	(8,214,341)	(21,086,256)	(47,036,608)	(7,381,070)
Net income		190,084,771	168,652,466	225,820,409	35,436,151

Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes		8,882,775	(30,137,470)	(9,657,187)	(1,515,423)
Unrealized gain on available for sale securities,net income taxes of RMB2,034,081 and RMB4,254,339 and RMB5,809,288 for the year 2019, 2020 and 2021, respectively		6,102,242	12,763,017	17,427,865	2,734,813
Less: reclassification adjustment for gain on available for sale securities realized in net income, net income taxes of RMB1,522,106 RMB4,424,450 and RMB5,291,894 for the year 2019, 2020 and 2021, respectively		(4,566,319)	(13,273,350)	(15,875,681)	(2,491,241)
Comprehensive income		200,503,469	138,004,663	217,715,406	34,164,300

Net income per ordinary share
—Basic	19	1.28	1.12	1.47	0.23
—Diluted	19	1.24	1.07	1.41	0.22

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income per ordinary share
—Basic	19	149,025,166	150,897,412	153,672,358	153,672,358
—Diluted	19	153,248,188	157,835,868	160,460,976	160,460,976

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

				Accumulated
			Additional	other		Total
			paid-in	comprehensive	Accumulated	shareholders’
	Ordinary shares		capital	loss	deficit	equity
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	148,674,058	95,959	1,717,483,548	(22,786,922)	(1,124,385,539)	570,407,046
Net income	—	—	—	—	190,084,771	190,084,771
Foreign currency translation adjustment, net of nil income taxes	—	—	—	8,882,775	—	8,882,775
Unrealized holding gains on available-for-sale security, net of RMB2,034,081 income taxes	—	—	—	6,102,242	—	6,102,242
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB1,522,106 income taxes	—	—	—	(4,566,319)	—	(4,566,319)
Share-based compensation	—	—	19,622,779	—	—	19,622,779
Exercise of share-based awards	742,840	512	996,414	—	—	996,926

Balance as of December 31, 2019	149,416,898	96,471	1,738,102,741	(12,368,224)	(934,300,768)	791,530,220
Net income	—	—	—	—	168,652,466	168,652,466
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(30,137,470)	—	(30,137,470)
Unrealized holding gains on available-for-sale security, net of RMB4,254,339 income taxes	—	—	—	12,763,017	—	12,763,017
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB4,424,450 income taxes	—	—	—	(13,273,350)	—	(13,273,350)
Share-based compensation	—	—	39,608,915	—	—	39,608,915
Exercise of share-based awards	2,943,554	2,031	24,228,415	—	—	24,230,446

Balance as of December 31, 2020	152,360,452	98,502	1,801,940,071	(43,016,027)	(765,648,302)	993,374,244
Net income	—	—	—	—	225,820,409	225,820,409
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(9,657,187)	—	(9,657,187)
Unrealized holding gains on available-for-sale security, net of RMB5,809,288 income taxes	—	—	—	17,427,865	—	17,427,865
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB5,291,894 income taxes	—	—	—	(15,875,681)	—	(15,875,681)
Share-based compensation	—	—	47,218,156	—	—	47,218,156
Exercise of share-based awards	1,320,378	852	6,245,532	—	—	6,246,384

Balance as of December 31, 2021	153,680,830	99,354	1,855,403,759	(51,121,030)	(539,827,893)	1,264,554,190
Balance as of December 31, 2021—US$ (Note 2(d))		15,591	291,153,338	(8,022,005)	(84,710,776)	198,436,148

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2019	2020	2021
				US$
	RMB	RMB	RMB	(Note 2(d))
Operating activities:
Net income	190,084,771	168,652,466	225,820,409	35,436,151
Adjustments to reconcile net income to net cash provided by operating activities
Allowance for doubtful accounts	3,060,389	505,912	1,272,454	199,676
Share-based compensation	19,622,779	39,608,915	47,218,156	7,409,559
Depreciation and amortization	32,428,391	50,239,037	95,473,048	14,981,803
Reduction in the carrying amount of right-of-use assets	—	—	10,730,213	1,683,804
Investment income	(6,088,425)	(17,697,800)	(21,167,575)	(3,321,654)
Unrealized foreign exchange loss (gain)	(706,712)	3,358,752	1,882,626	295,425
Deferred income tax expense (benefit)	753,806	(18,150,489)	4,321,601	678,154
Loss on disposal of property, plant and equipment	46,679	17,160	235,581	36,968
Write-down of inventories	10,491,137	5,809,583	3,679,669	577,420
Changes in operating assets and liabilities:
Accounts receivable	(63,864,244)	13,402,725	(168,520,346)	(26,444,520)
Inventories	(46,739,327)	30,565,820	(131,185,130)	(20,585,810)
Prepayments and other current assets	(3,943,720)	1,080,721	(24,763,588)	(3,885,947)
Other non-current assets	(2,419,398)	(391,736)	1,520,050	238,529
Accounts payable and notes payable	9,321,752	136,838,756	286,726,602	44,993,661
Advances from customers	(13,027,552)	32,655,527	(22,764,635)	(3,572,268)
Deferred revenue	20,375,602	(7,944,641)	18,119,340	2,843,320
Other non-current liabilities	532,460	5,846,549	(4,374,815)	(686,504)
Income taxes payable	3,013,805	11,541,289	3,046,431	478,052
Accrued expenses and other current liabilities	25,738,242	9,660,165	15,256,165	2,394,025
Operating lease liabilities, current and non-current	—	—	(8,351,554)	(1,310,541)
Net cash provided by operating activities	178,680,435	465,598,711	334,174,702	52,439,303

Investing activities:
Cash paid for purchase of property, plant and equipment	(114,234,236)	(111,745,878)	(285,745,233)	(44,839,662)
Payment of land use rights	(24,762,190)	(39,749,734)	—	—
Purchase of intangible assets	(2,017,645)	(86,358)	—	—
Purchase of term deposits	(172,397,059)	(411,324,241)	(357,162,950)	(56,046,661)
Cash received from redemption of term deposits	27,583,462	445,826,800	353,295,700	55,439,805
Cash paid for purchase of short-term investments	(1,808,463,130)	(2,726,500,000)	(6,032,000,000)	(946,552,428)
Cash received from sale of short-term investments	1,626,401,557	2,308,347,800	6,027,167,575	945,794,115
Others	—	—	(614,066)	(96,360)
Net cash used in investing activities	(467,889,241)	(535,231,611)	(295,058,974)	(46,301,191)

Financing activities:
Payment of issuance cost of Class A ordinary shares in connection with IPO	(3,130,639)	—	—	—
Cash received from exercise of employee stock options	996,926	24,230,446	6,246,384	980,194
Proceeds from short-term bank borrowings	266,280,240	180,000,000	340,000,000	53,353,419
Repayment for short-term bank borrowings	(228,864,111)	(217,394,132)	(340,000,000)	(53,353,419)

Net cash provided by (used in) financing activities	35,282,416	(13,163,686)	6,246,384	980,194
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	7,206,098	(23,332,213)	(8,490,370)	(1,332,325)
Net increase (decrease) in cash, cash equivalents and restricted cash	(246,720,292)	(106,128,799)	36,871,742	5,785,981
Cash, cash equivalents and restricted cash at the beginning of the year	748,322,305	501,602,013	395,473,214	62,058,377
Cash, cash equivalents and restricted cash at the end of the year	501,602,013	395,473,214	432,344,956	67,844,358

Supplemental information

Interest paid	9,705,406	8,937,637	6,346,189	995,856
Income tax paid	4,446,731	27,695,456	39,668,576	6,224,865
Payable for the construction of building	22,982,521	6,313,746	11,279,464	1,769,994

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

The Company’s ability to control the VIE also depends on the rights provided to the Company under the Powers of Attorney to vote on all matters requiring equity holders’ approval in the respective VIE. As noted above, the Company believes these Powers of Attorney are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between the Company, Niudian Information, the VIE and its respective equity holders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

●	revoke the business license and/or operating licenses of such entities;
●	discontinue or place restrictions or onerous conditions on the Group’s operations;
●	impose fines, confiscate the income from the VIE, or impose other requirements with which the Group may not be able to comply;
●	require the Group to restructure its ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over the VIE; or
●	restrict or prohibit our use of the proceeds of this offering to finance our business and operations in China.

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2020 and 2021, and consolidated revenues, net income and cash flow information for the years ended December 31, 2019, 2020 and 2021, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2020	2021
	RMB	RMB
Cash	105,849,594	82,463,740
Restricted cash	—	47,829,733
Short-term investments	696,596,203	743,448,951
Accounts receivable, net	101,320,063	267,671,920
Inventories	140,603,108	266,291,644
Prepayments and other current assets	22,834,255	38,715,248
Amounts due from inter-companies	12,328,688	23,235,199

Total current assets	1,079,531,911	1,469,656,435

Term deposits-non-current	—	20,000,000
Property, plant and equipment, net	195,808,280	394,114,176
Intangible assets, net	1,747,615	1,532,700
Operating lease right-of-use assets	—	94,201,263
Land use rights, net	48,835,120	—
Deferred income tax assets	14,593,376	11,907,344
Other non-current assets	30,830,304	2,367,064

Total assets	1,371,346,606	1,993,778,982

Short-term bank borrowings	180,000,000	180,000,000
Notes payable	—	143,622,874
Accounts payable	395,826,435	523,296,506
Amounts due to inter-companies	420,647,145	485,716,726
Income taxes payable	14,355,462	14,718,748
Advances from customers	38,817,881	15,026,392
Deferred revenue—current	21,155,634	32,757,740
Accrued expenses and other current liabilities	160,532,008	181,985,323

Total current liabilities	1,231,334,565	1,577,124,309
Deferred revenue-non-current	4,176,458	10,693,692
Deferred income tax liabilities	1,109,479	1,992,388
Operating lease liabilities	—	13,921,859
Other non-current liabilities	24,892,246	20,967,430

Total liabilities	1,261,512,748	1,624,699,678

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues	2,115,501,618	2,500,023,611	3,768,134,434
Net income	196,473,033	175,070,451	213,848,471
Net cash provided by operating activities	284,907,333	570,195,979	354,675,219
Net cash used in investing activities	(319,696,832)	(518,734,956)	(329,808,349)
Net cash provided by (used in) financing activities	37,416,129	(37,394,132)	—
Effect of foreign currency exchange rate changes on cash and restricted cash	198,466	(1,765,646)	(422,991)
Net increase in cash and restricted cash	2,825,096	12,301,245	24,443,879
Cash and restricted cash at the beginning of the year	90,723,253	93,548,349	105,849,594
Cash and restricted cash at the end of the year	93,548,349	105,849,594	130,293,473

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

(c)    Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, depreciable lives of property, plant and equipment, intangible assets and land use rights, the realization of deferred income tax assets, future warranty expenses and discount rate for operating leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)    Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

(f)    Cash and cash equivalents

Cash consists of cash on hand and cash at bank. Cash equivalents represent term deposits with original maturities of three months or less, which are readily convertible to known amounts of cash. Cash at bank and term deposits are deposited in financial institutions at the following locations:

	As of December 31,
	2020	2021
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in EUR	754	322,563
—Denominated in RMB	35,981,659	81,007,725
—Denominated in GPB	—	938
—Denominated in USD	165,010,781	106,696,922

Total cash and cash equivalents balances held at mainland PRC financial institutions	200,993,194	188,028,148

Financial institutions in the United States
—Denominated in USD	5,727,377	2,186,796

Total cash balances held at United States financial institutions	5,727,377	2,186,796

Financial institutions in the Hong Kong S.A.R.
—Denominated in HKD	431,735	6,426,737
—Denominated in USD	18,963,059	10,815,999

Total cash balances held at Hong Kong S.A.R. financial institutions	19,394,794	17,242,736

Financial institutions in Indonesia
—Denominated in IDR	2,646	77,198
—Denominated in USD	468,408	591,480

Total cash balances held at Indonesia financial institutions	471,054	668,678

Total cash and cash equivalents balances held at financial institutions	226,586,419	208,126,358

(g)    Term deposits

Term deposits include current and non-current term deposits. Current term deposits represent deposits placed with bank with original maturities of more than three months but less than one year. Non-current term deposits represent deposits placed with bank with original maturities of more than one year. The Group’s term deposits are denominated in USD and RMB and deposited with financial institutions in mainland of the PRC.

(h)    Restricted cash

Restricted cash is an amount of cash deposited with banks in conjunction with borrowings from banks and notes payable. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings and notes payable. Restricted cash is classified as current asset on the Company’s consolidated balance sheets, as all the balance are expected to be released to cash within the next 12 months from December 31, 2021. The Group’s restricted cash are denominated in RMB and USD and are deposited at financial institutions in the mainland of the PRC.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	227,004,137	208,373,759
Restricted cash	168,469,077	223,971,197
Total cash, cash equivalents and restricted cash	395,473,214	432,344,956

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

Costs incurred in the construction of property, plant and equipment, including down payments and progress payments, are initially capitalized as construction in progress and transferred into their respective asset categories when the assets are ready for their intended use, at which time depreciation commences. Construction in progress is not depreciated until such time when the asset is substantially completed and ready for its intended use. All construction in progress has been transferred into respective asset categories and the balance was nil as of December 31, 2020 and 2021.

The estimated useful lives are as follows:

Building	50 years
Machinery and equipment	3 - 10 years
Furniture	3 - 5 years
Leasehold improvements	3 - 5 years
Office and electronic equipment	2 - 5 years
Motor vehicles	3 - 4 years

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

(m)    Leases

Prior to January 1, 2021, payments made under operating lease were charged to the consolidated statements of comprehensive income on a straight-line basis over the term of underlying lease. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There are no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Group has no legal or contractual asset retirement obligations at the end of the lease term.

The Group adopted Accounting Standards Codification Topic 842, Leases (“ASC 842”) as of January 1, 2021, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2021, and has not recast the comparative periods presented in the consolidated financial statements. The Group elected the package of practical expedients that not to reassess:(1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. Variable lease payments not dependent on an index or rate are excluded from the right-of-use asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Group’s lease is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The Group’s lease terms may include options to extend or terminate the lease. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

From time to time, the Group purchases the rights to use government-owned land for a fixed period of time. Prior to the adoption of ASC 842, these land use rights were recorded at cost less accumulated amortization and any accumulated impairment losses in land use right, net in the consolidated balance sheets. Amortization is provided on a straight-line basis over the estimated useful lives, which is 50 years and represents the shorter of the estimated usage years or the terms of the land use rights certificate. Upon the adoption of ASC 842 on January 1, 2021, land use rights acquired assessed in accordance with ASC 842 and recognized in operating right-of-use assets if they meet the definition of lease.

Upon the adoption of ASC 842, the Group recognized operating lease right-of-use assets and total lease liabilities for operating leases of RMB79,113,858 and RMB31,309,048, respectively, as of January 1, 2021.

	As of December 31,		As of January 1,
	2020	Effect of Adoption	2021
	RMB	RMB	RMB
Operating lease right-of-use assets	—	79,113,858	79,113,858
Land use rights, net	48,835,120	(48,835,120)	—
Operating lease liabilities—non-current	—	(20,691,389)	(20,691,389)
Accrued expenses and other current liabilities (excluding Operating lease liabilities—current)	(171,657,604)	1,030,310	(170,627,294)
Operating lease liabilities—current	—	(10,617,659)	(10,617,659)

(n)    Impairment of long-lived assets

Long-lived assets such as property, plant and equipment, intangible assets, land use rights and operating lease right-of-use assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets with an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2019, 2020 and 2021.

(o)    Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenues from sales of products are generally subject to VAT at the rate of 16% from January 1 to April 1, 2019, then to 13% after April 1, 2019. Revenues from services are generally subject to VAT at the rate of 6%. VAT are subsequently paid to PRC tax authorities after netting input VAT on purchases and VAT export rebates. The excess of output VAT over input VAT and VAT export rebates is reflected in Accrued expenses and other current liabilities, and the excess of input VAT and VAT export rebates over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable, short-term bank borrowings, notes payable and accounts payable. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on prices per unit quoted by issuers. They are categorized in Level 2 of the fair value hierarchy.

As of December 31, 2020 and 2021, the carrying values of other financial instruments approximated to their fair values as their interest rates are comparable to the prevailing interest rates in the market.

The Group’s non-financial assets, such as property, plant and equipment, intangible assets, operating lease right-of-use assets and land use rights, would be measured at fair value only if they were determined to be impaired.

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

The transfer of control of the products is satisfied at a point in time, which occurs when the products are accepted by the domestic offline distributors, overseas offline distributors or individual customers. When the Group sells its products to its domestic offline distributors for domestic sales in PRC, acceptance of the products by the domestic offline distributors is evidenced by goods receipt notes signed by the domestic offline distributors, which is generally at the Group’s warehouse. When the Group sells its products to overseas offline distributors for oversea sales, acceptance of the products by overseas offline distributors is evidenced by shipping documents dependent upon the terms of the underlying contract. When the Group sells its products to individual customers through its own online store and third-party e-commerce platform, the Group is responsible for the delivery to individual customers. Acceptance of the products is evidenced by goods receipt notes signed by individual customers.

The Group provides sales volume rebate to qualified distributors based on the volume sold to such distributors in a certain period and grants online individual customers unconditional right to return the products within 7 days after their acceptance.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to domestic offline distributors, overseas offline distributors or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns is estimated based on historical experiences, which were insignificant for the years ended December 31, 2019, 2020 and 2021.

The Group utilizes delivery service providers to deliver products to overseas offline distributors and individual customers (“shipping activities”), but the delivery service is not considered as a separate obligation as the shipping activities are performed before the overseas offline distributors and individual customers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to them but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to overseas offline distributors and individual customers are included as a part of the revenues, and outbound shipping-related costs are recorded as cost of revenues. Shipping costs incurred for sales of products and recognized as cost of revenues were RMB31,912,258, RMB43,743,258 and RMB49,456,660 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Such revenue arrangements are divided into separate distinct performance obligations, including electric scooters and mobile application services. The Group determines the SSP for electric scooters and mobile application services based on their relative selling prices.

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

As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was RMB60,718,426. Given the profile of contract terms, RMB50,024,734 of the remaining performance obligation is expected to be recognized as revenue within the next 12 months and RMB10,693,692 is expected to be recognized as revenue between next 12 to 36 months.

(r)    Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

Prior to the adoption of ASC 326, Financial Instruments - Credit Loss, an allowance for doubtful accounts is made and recorded into general and administrative expenses based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible. Management considers the following factors when determining the collectability of specific accounts: historical experience, credit worthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Group does not have any off-balance sheet credit exposure related to its customers.

The Group adopted ASU 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments, and subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326” on January 1, 2021 using the modified retrospective approach. Upon adoption of ASC 326 starting from January 1, 2021, the provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Group uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Group’s control. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Group does not have any off-balance sheet credit exposure related to its customers. This adoption did not have material impact on the Company’s consolidated financial statements.

A contract liability is recognized when the Group has an obligation to transfer products or services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due from the customer. Contract liabilities are included in advances from customers and deferred revenue on the consolidated balance sheets.

Changes in the Group’s contract liabilities (advances from customers and deferred revenue) are presented in the following table for the years ended December 31, 2020 and 2021:

Contract liabilities as of January 1, 2020	40,755,042
Cash received in advance, excluding VAT	2,364,340,559
Revenue recognized from opening balance of contract liabilities	(38,584,009)
Revenue recognized from contract liabilities arising during 2020	(2,301,117,311)
Contract liabilities as of December 31, 2020	65,394,281
Cash received in advance, excluding VAT	3,426,755,022
Revenue recognized from opening balance of contract liabilities	(61,217,823)
Revenue recognized from contract liabilities arising during 2021	(3,370,213,054)
Contract liabilities as of December 31, 2021	60,718,426

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

(u)    Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising costs, promotion expenses and payroll and related expenses for personnel engaged in selling and marketing activities. Advertising expenses, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB79,533,394, RMB86,763,367 and RMB160,415,978  for the years ended December 31, 2019, 2020 and 2021, respectively.

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

(x)    Government Grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of comprehensive income when the grant becomes receivable.

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

(z)    Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of products and expenses in the accompanying consolidated statements of comprehensive income amounted to RMB20,729,717, RMB13,248,094 and RMB31,122,424 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

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

The financial statements of the Company, its subsidiaries incorporated at Hong Kong S.A.R. and Indonesia are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ equity.

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

(cc)    Concentration and risk

Concentration of customers and suppliers

No customers individually represent greater than 10% of total revenues of the Group for the years ended December 31, 2019, 2020 and 2021.

Suppliers from whom individually represent greater than 10% of total purchases of the Group for the years ended December 31, 2019, 2020 and 2021, are as follows:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%
Supplier A	225,527,597	15%	*	*	*	*
Supplier B	173,723,118	11%	*	*	*	*
Supplier C	*	*	*	*	298,264,146	12%

Customers accounting for 10% or more of accounts receivable, net are as follows:

	As of December 31,
	2020		2021
	RMB	%	RMB	%
Customer Y	30,309,591	30%	117,742,621	44%

Customers accounting for 10% or more of advances from customers are as follows:

	As of December 31,
	2020		2021
	RMB	%	RMB	%
Customer Z	20,876,460	52%	*	*

No suppliers individually represent greater than 10% of accounts payable of the Group as of December 31, 2020 and 2021.

*	The amount was less than 10% of total balance.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable, net.

The Group’s investment policy requires cash and cash equivalents, term deposits, restricted cash and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

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

(dd)    Earnings per Share

Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares or ordinary share equivalents outstanding during the year using the two-class method. Vested share options, which are exercisable for nominal consideration, and vested restricted share units are included in the calculation of the weighted-average number of shares of ordinary shares as ordinary share equivalents. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares used in calculating basic net earnings per ordinary share and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share option with the exception of vested share options with nominal exercise consideration and unvested restricted share units (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

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

For the years ended December 31, 2019, 2020 and 2021, the Group’s PRC subsidiaries made appropriations to the statutory reserves of RMB3,316,650, RMB22,208,130 and RMB20,875,864, respectively.

(gg)    Recent Accounting Pronouncements

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

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Aggregate cost basis	744,000,000	770,000,000
Gross unrealized holding gain	1,608,877	3,678,455

Aggregate fair value	745,608,877	773,678,455

The Group’s short-term investments represent wealth management products issued by commercial banks in the PRC which are redeemed upon demand of the Group. The wealth management products are invested in debt securities issued by the PRC government, corporate debt securities, bank deposits, central bank bills and other securities issued by other financial institutions. As of December 31, 2020 and 2021, there were no gross unrealized holding losses.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable	104,627,444	273,106,542
Allowance for doubtful accounts	(3,307,381)	(4,549,366)

Accounts receivable, net	101,320,063	268,557,176

The movement of the allowance for doubtful accounts is as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	228,146	3,288,535	3,307,381
Additions	3,060,389	505,912	1,272,454
Write-off	—	(487,066)	(30,469)
Balance at the end of the year	3,288,535	3,307,381	4,549,366

5. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Raw materials	109,383,340	194,707,940
Works in progress	57,688	27,802
Finished goods	32,725,151	74,901,300

Inventories	142,166,179	269,637,042

Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to RMB10,491,137, RMB5,809,583 and RMB3,679,669 were made for the years ended December 31, 2019, 2020 and 2021, and were recorded as cost of revenues.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Advances to suppliers	14,434,384	35,620,903
Deductible input VAT and VAT rebates receivable	9,756,854	15,509,025
Staff advances	568,553	488,368
Interest receivable	2,325,318	995,789
Other*	5,746,979	3,447,178

Prepayments and other current assets	32,832,088	56,061,263
*	Other mainly include deposits receivable and deferred charge.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Furniture	114,908,548	301,967,565
Building	67,701,045	138,365,906
Machinery and equipment	74,774,435	113,720,676
Office and electronic equipment	39,607,366	29,067,529
Leasehold improvement	7,556,301	10,753,230
Motor vehicles	1,548,368	3,674,913
Property, plant and equipment	306,096,063	597,549,819

Less: Accumulated depreciation	(107,051,002)	(200,333,908)

Property, plant and equipment, net	199,045,061	397,215,911

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	6,109,583	11,942,414	19,702,392
General and administrative expenses	3,403,502	5,237,258	7,856,968
Selling and marketing expenses	19,025,624	27,665,201	62,949,248
Research and development expenses	962,414	2,695,347	3,092,290

Total depreciation expense	29,501,123	47,540,220	93,600,898

8. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31, 2020
		Gross		Net
	Amortization	carrying	Accumulated	carrying
RMB	period	amount	amortization	amount
Trademarks	5-10 years	8,434,457	(4,644,020)	3,790,437
Domain name	5-10 years	3,799,642	(3,547,129)	252,513
License	10 years	1,943,396	(379,245)	1,564,151

Total		14,177,495	(8,570,394)	5,607,101

	As of December 31, 2021
		Gross		Net
	Amortization	carrying	Accumulated	carrying
RMB	period	amount	amortization	amount
Trademarks	5-10 years	8,248,272	(6,165,790)	2,082,482
Domain name	5-10 years	3,792,424	(3,576,528)	215,896
License	10 years	1,943,396	(573,585)	1,369,811

Total		13,984,092	(10,315,903)	3,668,189

Amortization expense on intangible assets was allocated to the following expense items:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	184,906	194,340	194,340
General and administrative expenses	2,336,803	1,783,927	1,677,810

Total amortization expense	2,521,709	1,978,267	1,872,150

As of December 31, 2021, estimated amortization expense of the existing intangible assets for each of the next five years is RMB1,872,148, RMB530,024, RMB261,599, RMB261,599 and RMB247,421.

9. LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

As of December 31,
2020
RMB
Gross carrying amount	49,961,221
Less: Accumulated amortization	(1,126,101)

Land use rights, net	48,835,120

Amortization expense on land use rights was allocated to the following expense items:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
Cost of revenues	—	317,562
General and administrative expenses	405,551	402,988

Total amortization expense	405,551	720,550

10. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Prepayments for land use right	26,550,000	—
Other*	4,280,304	2,367,064

Other non-current assets	30,830,304	2,367,064
*	Other mainly include deposits and prepayments for equipment.

11. SHORT-TERM BANK BORROWINGS

	As of December 31,
	2020	2021
	RMB	RMB
China Merchants Bank loan	—	20,000,000
Bank of China loan	20,000,000	—
SPD Silicon Valley Bank loan	160,000,000	160,000,000

Short-term bank borrowings	180,000,000	180,000,000

On July 23, 2021, China Merchants Bank provided Jiangsu Xiaoniu with a 10-month short-term credit bank borrowing of RMB20,000,000 bearing interest of 3.5% per annum. As of December 31, 2021, outstanding balance of the borrowing was RMB20,000,000.

On December 12, 2019, Jiangsu Xiaoniu obtained a one-year short-term bank borrowing of RMB20,000,000, which bears interest at a rate of 4.5675% per annum, from Bank of China. Beijing Niudian and Changzhou Niudian provided joint liability guaranties for the loan. On July 20, 2020, the loan was fully repaid and Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20,000,000, which bears interest at a rate of 3.85% per annum, from Bank of China. On July 19, 2021, Jiangsu Xiaoniu repaid the borrowing. As of December 31, 2021, the outstanding balance of the loan was nil.

On June 12, 2019, Jiangsu Xiaoniu, Beijing Niudian and Changzhou Niudian jointly entered into a facility agreement with SPD Silicon Valley Bank that provided a credit facility of up to RMB120,000,000 with tenor period of twelve months. The interest rate for each drawdown was at base interest rate of People’s Bank of China. On June 12, 2019, Jiangsu Xiaoniu and Changzhou Niudian obtained loans from SPD Silicon Valley Bank in amounts of RMB60,000,000 and RMB60,000,000, respectively. The Company provided cash security with US dollar deposit equivalent to RMB132,000,000 at the bank. In June 2020, Jiangsu Xiaoniu entered into an amendment agreement to (i) extend the maturity date to June 11, 2021, (ii) change the facility amount up to RMB160,000,000 and (iii) change the cash security to equivalent amount of RMB176,000,000 at the time of drawdown. In June 2020, Jiangsu Xiaoniu and Changzhou Niudian fully repaid the loans and the restricted cash was released. Meanwhile Jiangsu Xiaoniu and Changzhou Niudian obtained new loans from SPD Silicon Valley Bank under the amendment agreement in amounts of RMB80,000,000 and RMB80,000,000, respectively. The Company provided cash security with US dollar deposit equivalent to RMB176,000,000 at the bank. In June 2021, Jiangsu Xiaoniu and Changzhou Niudain fully repaid the loans and the restricted cash was released. Also in June

2021, Jiangsu Xiaoniu entered into an amended facility agreement to (i) extend the facility maturity date to June 12, 2023, and (ii) change the interest rate to a fixed rate of 3.5% per annum, which was further changed to 3.2% per annum in December 2021. Meantime, Jiangsu Xiaoniu and Changzhou Niudian obtained new loans from SPD Silicon Valley Bank under the new amended facility agreement in amounts of RMB120,000,000 and RMB40,000,000, respectively. The Company provided cash security with US dollar deposit equivalent to RMB176,000,000 at the bank. In September and December 2021, Changzhou Niudian and Jiangsu Xiaoniu repaid loans of RMB40,000,000 and RMB120,000,000, respectively, and the restricted cash was released. Jiangsu Xiaoniu obtained new loans of RMB160,000,000 from SPD Silicon Valley Bank, with the maturity date in June 2022. As of December 31, 2020 and 2021, total outstanding balance of these loans were RMB160,000,000 and RMB160,000,000, respectively, and total outstanding balance of restricted cash were equivalent to RMB168,469,077 and RMB176,141,464, respectively.

12. NOTES PAYABLE

On May 17, 2021 and December 31, 2021, Jiangsu Xiaoniu obtained credit facility of up to RMB100,000,000 and RMB200,000,000 with tenor period of twelve months, for both bank borrowings and notes payable, from Bank of China and China Merchants Bank, respectively. As of December 2021, notes payable represents bank acceptance notes with non-interest bearing, issued to suppliers by the Group, which are due within twelve months.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB
Refundable payment—current	33,031,044	36,977,756
Sales rebate	15,799,815	36,275,780
Accrued payroll and social insurance	27,837,103	34,931,618
Warranty—current	40,252,099	29,854,144
Other taxes payable	15,717,177	17,056,573
Construction payable	5,410,352	10,829,465
Operating lease liabilities—current	—	7,689,187
Employee options payable	24,051,579	2,035,266
Interest payable	453,562	275,178
Other*	9,104,873	22,979,591

Accrued expenses and other current liabilities	171,657,604	198,904,558
*	Other mainly include accrued marketing expenses.

The Group provides limited warranty to its end customers for terms varying from six months to three years, subject to certain conditions, such as normal use. For the electric motor, the Group provides a 24-month or 30,000-kilometer warranty. For lithium-ion battery packs, the Group provides 24-month or 20,000-kilometer warranty or a 36-month or 30,000-kilometer warranty, depending on the model.

For other parts of the Group’s electric scooters, the Group provides quality warranty varying from six months to 24 months depending on the parts. The Group is responsible for replacing or repairing the faulty products during their respective warranty terms.

The Group provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement.

Movement of provision for warranty is as follows:

	For the Year Ended December 31,
	2019	2020	2021
Accrued warranty—beginning of year	48,872,284	59,951,866	59,195,896
Accrual for warranties issued during the year	40,271,444	35,197,541	35,181,557
Warranty claims paid	(22,132,194)	(18,590,107)	(22,554,689)
Pre-existing warranty expired	(7,059,668)	(17,363,404)	(24,034,642)
Accrued warranty—end of year	59,951,866	59,195,896	47,788,122

14. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Warranty—non-current	18,943,797	17,933,978
Refundable payment from franchised stores—non-current	5,045,054	1,680,058
Deposits for construction of building—non-current	903,395	1,353,394

Other non-current liabilities	24,892,246	20,967,430

15. ORDINARY SHARE

The Company’s authorized share capital is US$500,000 divided into 5,000,000,000 shares comprising of (i) 4,900,000,000 Class A ordinary shares with a par value of US$0.0001 each, (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each and (iii) 50,000,000 shares with a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company’s Memorandum and Articles of Association.

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

On September 5, 2019, a Class B ordinary shareholder converted 1,400,000 Class B ordinary shares to Class A ordinary shares.

On August 18, 2020, a Class B ordinary shareholder converted 1,260,000 Class B ordinary shares to Class A ordinary shares.

On May 17, 2021, a Class B ordinary shareholder converted 1,440,000 Class B ordinary shares to Class A ordinary shares.

As of December 31, 2021, there were 137,138,810 Class A ordinary shares and 16,542,020 Class B ordinary shares outstanding.

16. SHARE-BASED COMPENSATION

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

In September 2018, the Company’s Shareholders and Board of Directors approved the 2018 Share Incentive Plan (the “2018 Plan”). Under the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan, if determined and approved by the board of directors for the relevant fiscal year. The board of directors has approved annual increases of 2,230,111, 2,241,253, and 2,285,407 ordinary shares, representing 1.5% of total issued and outstanding shares as of December 31, 2018, 2019, and 2020, respectively, pursuant to the 2018 Share Incentive Plan.

A summary of the share options activities under the Amended 2016 Plan and the 2018 Plan for the year ended December 31, 2021 is presented below:

		Weighted	Weighted
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	share	price	years	value
		US$		US$
Outstanding at January 1, 2021	5,992,324	1.93
Granted	—	—
Exercised	(870,844)	1.11
Forfeited	(466,052)	2.03
Outstanding at December 31, 2021	4,655,428	2.07	6.35	27,859,507
Exercisable as of December 31, 2021	2,701,558	1.26	5.51	18,365,233

The fair value of the options granted is estimated on the grant dates using the binomial option pricing model with the following key assumptions used:

Grant Date:	2019
Risk-free rate of return (per annum)	1.90%
Volatility	47.9%
Expected dividend yield	0%
Exercise multiple	2.2-2.8
Fair value of underlying ordinary share	US$3.425
Expected term (in years)	10

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

The weighted average grant date fair value of the share options granted for the year ended December 31, 2019 was US$1.62. Compensation costs recognized for share options for the years ended December 31, 2019, 2020 and 2021 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	255,679	171,501	8,318
Selling and marketing expenses	2,471,725	3,012,857	2,235,102
Research and development expenses	3,060,263	4,895,748	4,018,126
General and administrative expenses	6,232,590	9,614,592	6,649,255
Total share options compensation expense	12,020,257	17,694,698	12,910,801

As of December 31, 2021, RMB16,437,005 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 1.57 years.

A summary of the restricted share units activities for the year ended December 31, 2021 is presented below:

		Weighted
		average grant
	Number of	date fair
	shares	value
		US$
Unvested as of January 1, 2021	3,457,900	3.74

Granted	832,720	14.76
Vested	(986,072)	3.92
Forfeited	(285,500)	8.01

Unvested as of December 31, 2021	3,019,048	6.32

For the year ended December 31, 2021, 832,720 restricted share units were granted with vesting in four equal annual installments under the 2018 Plan.

Compensation costs recognized for restricted share units for the years ended December 31, 2019, 2020 and 2021 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	36,332	472,182	838,515
Selling and marketing expenses	2,185,586	6,932,616	11,057,530
Research and development expenses	1,146,846	6,021,889	13,043,898
General and administrative expenses	4,233,758	8,487,530	9,367,412
Total restricted share units compensation expense	7,602,522	21,914,217	34,307,355

As of December 31, 2021, RMB98,020,712 of total unrecognized compensation expense related to restricted share units is expected to be recognized over a weighted average period of approximately 2.80 years.

Total share-based compensation expenses recognized for the years ended December 31, 2019, 2020 and 2021 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	292,011	643,683	846,833
Selling and marketing expenses	4,657,311	9,945,473	13,292,632
Research and development expenses	4,207,109	10,917,637	17,062,024
General and administrative expenses	10,466,348	18,102,122	16,016,667
Total share-based compensation expense	19,622,779	39,608,915	47,218,156

17. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020 and 2021, respectively:

	December 31, 2021			Total
RMB	Level 1	Level 2	Level 3	Fair Value
Short-term investments (Note 3)	—	773,678,455	—	773,678,455

	December 31, 2020			Total
RMB	Level 1	Level 2	Level 3	Fair Value
Short-term investments (Note 3)	—	745,608,877	—	745,608,877

18. INCOME TAX

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

The components of income (loss) before income taxes are as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cayman	6,633,761	(1,356,797)	(9,397,404)
Indonesia	(11,705)	(1,124,698)	(881,810)
Hong Kong S.A.R.	(3,820,485)	(7,773,553)	(6,700,069)
PRC, excluding Hong Kong S.A.R.	195,497,541	199,993,770	289,836,300
Total	198,299,112	189,738,722	272,857,017

Income tax expense consists of the following:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense	7,460,535	39,236,745	42,715,007
Deferred income tax expense (benefit)	753,806	(18,150,489)	4,321,601
Total	8,214,341	21,086,256	47,036,608

Withholding tax on undistributed dividends

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group plans to indefinitely reinvest the undistributed earnings of the Group’s PRC entities, and therefore, no provision for PRC dividend withholding tax was accrued.

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Computed expected income tax expense	49,574,778	47,434,681	68,214,254
Non-PRC entities not subject to income tax	(700,393)	2,563,762	4,244,821
Research and development expenses bonus deduction	(10,181,598)	(18,508,967)	(20,645,909)
Non-deductible share-based compensation expenses	4,532,885	9,453,660	11,015,406
Other non-deductible expenses	32,602	446,051	723,768
Change in valuation allowance	(35,043,933)	(20,302,931)	(16,515,732)

Actual income tax expense	8,214,341	21,086,256	47,036,608

b)    Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2020	2021
	RMB	RMB
Deferred income tax assets
Net operating loss carry forwards	38,311,539	22,656,515
Accrued warranty	14,798,974	11,947,031
Accrued payroll and social insurance	2,690,649	986,755
Deferred revenue	6,333,023	12,131,023
Allowance for doubtful accounts	826,845	1,136,674
Write-downs for inventories	3,665,728	1,793,858
Less: Valuation allowance	(41,219,052)	(24,508,473)

Total deferred income tax assets, net	25,407,706	26,143,383

Deferred income tax liabilities
Short-term investments	341,864	859,258
Property, plant and equipment	11,581,945	15,369,169

Total deferred income tax liabilities	11,923,809	16,228,427

Net deferred income tax assets	14,593,376	11,907,344
Net deferred income tax liabilities	1,109,479	1,992,388

As of December 31, 2021, the Group had net operating loss carry forwards of RMB90,626,058 attributable to the PRC subsidiaries, the VIE and VIE’s subsidiaries. Tax losses of RMB10,881,484, RMB28,044,412, nil, RMB29,986,636 and RMB21,713,526 will expire, if unused, by 2022, 2023, 2024, 2025 and 2026, respectively.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. The valuation allowance as of December 31, 2020 and 2021 was primarily provided for the deferred income tax assets of certain PRC subsidiaries, VIE and VIE’s subsidiaries. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	98,212,408	62,864,281	41,219,052
Reversals	(35,043,933)	(20,302,931)	(16,515,732)
Decrease relating to expiration of loss carry forwards	(304,194)	(1,342,298)	(194,847)

Balance at the end of the year	62,864,281	41,219,052	24,508,473

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries for the years from 2017 to 2021 are open to examination by the PRC tax authorities.

19. NET INCOME PER ORDINARY SHARE

The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income attributable to ordinary shareholders	190,084,771	168,652,466	225,820,409

Denominator:
Weighted average number of ordinary shares outstanding	148,896,691	150,775,447	153,174,715
Weighted average number of ordinary shares equivalents outstanding	128,475	121,965	497,643

Denominator for basic net income per ordinary share	149,025,166	150,897,412	153,672,358
Dilutive effect of outstanding share options	3,978,477	4,900,551	4,366,690
Dilutive effect of unvested restricted share units	244,545	2,037,905	2,421,928

Denominator for diluted net income per ordinary share	153,248,188	157,835,868	160,460,976

Net income per ordinary share
—Basic	1.28	1.12	1.47
—Diluted	1.24	1.07	1.41

Securities that could potentially dilute basic net income per share in the future that were not included in the computation of diluted net income per share because to do so would have been antidilutive for the years ended December 31, 2019, 2020 and 2021 are as follow:

	For the Year Ended
	December 31,
	2019	2020	2021
Share options	4,180,000	—	—
Restricted share units	—	66,800	—

20. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Electric scooter sales	1,787,274,271	2,143,292,397	3,252,988,512
Accessory and spare parts sales	253,799,782	258,928,790	397,088,122
Service revenues	35,215,048	42,107,577	54,460,785
Revenues	2,076,289,101	2,444,328,764	3,704,537,419

The following summarizes the Group’s revenue from the following geographic areas (based on the location of customers):

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC	1,643,221,531	2,039,210,587	3,158,966,932
Europe	274,445,360	305,244,466	430,201,301
Others	158,622,210	99,873,711	115,369,186
Revenues	2,076,289,101	2,444,328,764	3,704,537,419

21. OPERATING LEASES

The Group leases its facilities and offices under non-cancelable operating lease agreements. For the year ended December 31, 2021, the operating lease cost and short-term lease cost were RMB11,947,682 and RMB1,357,660, respectively. There were no leasing costs other than operating lease costs and short-term lease costs for the year ended December 31, 2021.

A summary of supplemental information related to operating leases as of December 31, 2021 is as follows:

As of December 31, 2021
RMB
Operating lease right-of-use assets	94,201,263

Operating lease liabilities—current	7,689,187
Operating lease liabilities—non-current	13,921,859
Total operating lease liabilities	21,611,046

For the Year Ended
December 31,2021
RMB
Cash paid for amounts included in the measurement of operating lease liabilities	9,569,023
Right-of-use assets obtained in exchange for new operating lease liabilities	10,201,553
Right-of-use assets obtained in exchange for prepayment for land use right	26,550,000
Modification to operating lease liabilities	(11,469,923)

The weighted average remaining lease term as of December 31, 2021 were 3.4 years, and the weighted average discount rate of the operating leases were 4.57%.

Maturities of lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2021 were as follows:

As of December 31, 2021
RMB
2022	8,500,521
2023	6,880,528
2024	5,130,512
2025	2,197,223
2026	555,785
Total undiscounted lease payment	23,264,569
less: Imputed interest	(1,653,523)
Present value of lease liabilities	21,611,046

As of December 31, 2021, the Group has no significant lease contract that has been entered into but not yet commenced.

Rental expenses were RMB10,931,713 and RMB14,034,591 for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, future minimum lease commitments, all under office and facilities non-cancelable operating lease agreements based on Accounting Standards Codification Topic 840, Lease, were as follows:

Year ending December 31,	RMB
2021	11,173,499
2022	10,191,143
2023	10,437,322
2024	11,068,206
2025	2,442,573
2026	674,828

22. COMMITMENTS AND CONTINGENCIES

The Group did not have any significant capital or other commitments or guarantees or contingencies as of December 31, 2021.

23. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, consolidated VIE and VIE’s subsidiaries, under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, consolidated VIE and VIE’s subsidiaries” and the subsidiaries, consolidated VIE and VIE’s subsidiaries’ income as “Share of income from subsidiaries, consolidated VIE and VIE’s subsidiaries” on the condensed statements of results of operations. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements. As of December 31, 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Niu Technologies, except for those, which have been separately disclosed in the consolidated financial statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2020	2021
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	73,329,699	107,768,887
Term deposits-current	130,498,000	95,635,500
Restricted cash	168,469,077	176,141,464
Prepayments and other current assets	7,477,871	8,394,159

Total current assets	379,774,647	387,940,010

Non-current assets
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries	617,896,929	865,698,047
Term deposits—non-current	—	15,939,250

Total assets	997,671,576	1,269,577,307

Liabilities
Current liabilities
Amount due to subsidiaries, consolidated VIE and VIE’s subsidiaries	4,262,270	4,262,270
Accrued expenses and other current liabilities	35,062	760,847

Total current liabilities and total liabilities	4,297,332	5,023,117

Shareholders’ equity:
Class A ordinary shares	87,300	89,038
Class B ordinary shares	11,202	10,316
Additional paid-in capital	1,801,940,071	1,855,403,759
Accumulated other comprehensive loss	(43,016,027)	(51,121,030)
Accumulated deficit	(765,648,302)	(539,827,893)

Total shareholders’ equity	993,374,244	1,264,554,190

Total liabilities and shareholders’ equity	997,671,576	1,269,577,307

(b)	Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Total operating expenses	(3,810,862)	(7,308,201)	(11,441,931)
Share of income from subsidiaries, consolidated VIE and VIE’s subsidiaries	174,142,290	47,710,647	235,264,719
Interest income	10,444,623	5,951,405	1,997,621

Income before income taxes	180,776,051	46,353,851	225,820,409
Income tax expense	—	—	—

Net income	180,776,051	46,353,851	225,820,409

(c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	124,118,382	(55,920,062)	25,839,822
Net cash provided by (used in) investing activities	(144,813,597)	34,502,559	16,132,750
Net cash provided by (used in) financing activities	(2,133,713)	24,230,446	6,246,384
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	4,249,727	(16,693,391)	(6,107,381)

Net increase (decrease) in cash, cash equivalents and restricted cash	(18,579,201)	(13,880,448)	42,111,575

Cash, cash equivalents and restricted cash at the beginning of the year	274,258,425	255,679,224	241,798,776

Cash, cash equivalents and restricted cash at the end of the year	255,679,224	241,798,776	283,910,351