Form 20-F
period 2022-12-31
Niu Technologies
filed 2023-04-21
CIK 1744781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

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

137,719,542 Class A ordinary shares and 16,542,020 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“NIU,” “we,” “us,” and “our” are to Niu Technologies, our Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and the subsidiaries of the VIE. The VIE is a domestic company incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“our company” is to Niu Technologies, our Cayman Islands holding company;
●	“the variable interest entity” and “the VIE” are to Beijing Niudian Technology Co., Ltd., or Beijing Niudian;
●	“our WFOE” are to Beijing Niudian Information Technology Co., Ltd., or Niudian Information;
●	“RMB” and “Renminbi” are to the legal currency of mainland China; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Niu Technologies is not an operating company in mainland China but a Cayman Islands holding company with operations primarily conducted through (i) our mainland China subsidiaries and (ii) contractual arrangements with the VIE based in mainland China. The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in mainland China through the VIE, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to conduct the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for all of our total revenues for the year ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “our company” refers to Niu Technologies, whereas “NIU,” “we,” “us,” and “our” refer to Niu Technologies, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including power of attorney, second amended and restated equity pledge agreement, amended and restated exclusive business cooperation agreements, second amended and restated exclusive option agreements and spousal consent letters, have been entered into by and among our subsidiaries, the VIE and its shareholders. Terms contained in each set of contractual arrangements with the VIE and its shareholders are substantially similar. As a result of the contractual arrangements, we have conducted the business operations and are considered the primary beneficiary of these companies, and we have consolidated financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE.”

However, the contractual arrangements may not be as effective as direct ownership in the VIE and we may incur substantial costs to enforce the terms of the arrangements. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements with the VIE, and these agreements have not been tested in courts of mainland China. Furthermore, if we lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIE and its principal subsidiaries, as of the date of this annual report:

(1)

Token Yilin Hu, Yi’ nan Li, Yuqin Zhang and Changlong Sheng each holds 89.74%, 5.00%, 2.63% and 2.63% of the equity interest in Beijing Niudian, respectively. All of the shareholders of Beijing Niudian are beneficial owners of the shares of our company. Mr. Token Yilin Hu is also a director of our company.

There are also substantial uncertainties regarding the interpretation and application of the current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with the regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the VIE. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in mainland China do not comply with the laws and regulations of mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in mainland China, are held by the VIE. A significant part of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our mainland China subsidiaries and the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. Our company may not be able to repay its indebtedness, and the ADSs of our company may decline in value or become worthless, if we are unable to assert contractual control over the assets of our mainland China subsidiaries and the VIE that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Our company and the VIE face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and we are subject to the complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, the use of the VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations of mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” And “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Niu Technologies is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the VIE and its subsidiaries in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, Niu Technologies’ ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our mainland China subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Niu Technologies. In addition, each of our mainland China subsidiaries and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash inflows of Niu Technologies were primarily generated from the proceeds received from Niu Technologies’ public offerings of ordinary shares, other financing activities and cash generated from our operating activities. For the years ended December 31, 2020, 2021 and 2022, Niu Technologies did not provide any capital contributions or loans to our mainland China subsidiaries. For the years ended December 31, 2020, 2021 and 2022, the VIE did not receive loans provided by Niu Technologies. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between Niu Technologies and a subsidiary, the VIE or its subsidiary, no subsidiaries paid dividends or made other distributions to Niu Technologies, and no dividends or distributions were paid or made to U.S. investors.

For the years ended December 31, 2020, 2021 and 2022, our subsidiaries did not provide capital contributions to the VIE. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Pursuant to the Amended and Restated Exclusive Business Cooperation Agreements between our WFOE and the VIE, the VIE agrees to pay our WFOE a monthly service fee at an amount that is equal to 100% of its net profits or an amount adjusted by our WFOE in its sole discretion for the relevant month, which should be paid within seven business days upon receipt of invoice from our WFOE. The VIE has paid RMB143.5 million, RMB203.4 million and RMB112.2 million (US$16.3 million) of service fee to our WFOE for the years ended December 31, 2020, 2021 and 2022, respectively. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

As a Cayman Islands holding company, we may receive dividends from our mainland China subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our mainland China subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where Niu Technologies, the direct parent company of our subsidiaries, is incorporated, does not have such a tax treaty with mainland China. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the mainland China enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Niu Technologies Group Limited, which directly owns our mainland China subsidiary, Niudian Information, is incorporated in Hong Kong. However, if Niu Technologies Group Limited is not considered to be the beneficial owner of the dividends paid to it by Niudian Information under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.
(2)	Under the terms of VIE agreements, our mainland China subsidiaries may charge the VIE for services provided to VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our mainland China subsidiaries and eliminate in consolidation. For income tax purposes, our mainland China subsidiaries and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our mainland China subsidiaries and are tax neutral.

(3)	Certain of our subsidiaries and the VIE qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our mainland China subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our mainland China subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be nonsubstantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our mainland China subsidiaries for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the mainland China subsidiaries.

Under the laws and regulations of mainland China, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries, which in turn relies on consulting and other fees paid to us by the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our mainland China subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

In addition, our mainland China subsidiaries, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIE in mainland China, including, among others, CCC certification and ICP License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in the regulation on internet-related businesses and companies in mainland China.”

Meanwhile, the PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Trial Measures”), which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, the overseas offering and listing by a mainland China domestic company, whether directly or indirectly, shall be filed with the CSRC. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.”

Financial Information Related to Our Subsidiaries and the VIE

The following table presents the condensed consolidating schedule of results of operations for our subsidiaries and the VIE for the periods presented.

Selected Condensed Consolidating Statements of Income/(loss) Information

	For the Year Ended December 31, 2022
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	43,448	105,328	3,187,990	(168,169)	3,168,597
Cost of revenues (4)	—	(41,143)	(28,233)	(2,483,840)	54,300	(2,498,916)
Gross profit	—	2,305	77,095	704,150	(113,869)	669,681
Selling and marketing expenses (4)	—	(15,480)	(44,789)	(446,149)	66,009	(440,409)
Research and development expenses (4)	—	—	(19,770)	(202,940)	46,232	(176,478)
General and administrative expenses (4)	(15,415)	(2,343)	(26,944)	(115,490)	1,731	(158,461)
Total operating expenses	(15,415)	(17,823)	(91,503)	(764,579)	113,972	(775,348)
Government grants	—	—	—	16,385	—	16,385
Share of income (loss) from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	(39,265)	—	—	—	39,265	—
Interest expenses	—	—	—	(5,716)	—	(5,716)
Interest income	5,217	13	2	7,628	—	12,860
Investment income	—	221	—	10,697	—	10,918
Income (loss) before income taxes	(49,463)	(15,284)	(14,406)	(31,435)	39,368	(71,220)
Income tax benefit (expense)	—	(166)	(164)	22,087	—	21,757
Net income (loss)	(49,463)	(15,450)	(14,570)	(9,348)	39,368	(49,463)

	For the Year Ended December 31, 2021
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	44,397	192,901	3,768,134	(300,895)	3,704,537
Cost of revenues (4)	—	(37,772)	(69,322)	(2,879,594)	94,930	(2,891,758)
Gross profit	—	6,625	123,579	888,540	(205,965)	812,779
Selling and marketing expenses (4)	—	(11,035)	(44,394)	(358,394)	81,815	(332,008)
Research and development expenses (4)	—	—	(23,920)	(200,603)	89,305	(135,218)
General and administrative expenses (4)	(11,442)	(2,688)	(24,605)	(137,474)	34,410	(141,799)
Total operating expenses	(11,442)	(13,723)	(92,919)	(696,471)	205,530	(609,025)
Government grants	—	—	—	48,727	—	48,727
Share of income from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	235,265	—	—	—	(235,265)	—
Interest expenses	—	—	—	(6,168)	—	(6,168)
Interest income	1,998	52	2	3,324	—	5,376
Investment income	—	1,233	—	19,935	—	21,168
Income (loss) before income taxes	225,821	(5,813)	30,662	257,887	(235,700)	272,857
Income tax expense	—	(410)	(2,588)	(44,039)	—	(47,037)
Net income (loss)	225,821	(6,223)	28,074	213,848	(235,700)	225,820

	For the Year Ended December 31, 2020
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	12,232	134,684	2,500,024	(202,611)	2,444,329
Cost of revenues (4)	—	(9,436)	(55,084)	(1,877,070)	56,410	(1,885,180)
Gross profit	—	2,796	79,600	622,954	(146,201)	559,149
Selling and marketing expenses (4)	—	(9,982)	(40,804)	(210,861)	60,886	(200,761)
Research and development expenses (4)	—	—	(14,897)	(173,465)	83,027	(105,335)
General and administrative expenses (4)	(7,308)	(3,124)	(20,804)	(75,581)	1,957	(104,860)
Total operating expenses	(7,308)	(13,106)	(76,505)	(459,907)	145,870	(410,956)
Government grants	—	—	—	22,441	—	22,441
Share of income from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	47,711	—	—	—	(47,711)	—
Interest expenses	—	—	—	(7,381)	—	(7,381)
Interest income	5,951	1,750	438	648	—	8,787
Investment income	—	296	201	17,201	—	17,698
Income (loss) before income taxes	46,354	(8,264)	3,734	195,956	(48,042)	189,738
Income tax expense	—	(199)	—	(20,887)	—	(21,086)
Net income (loss)	46,354	(8,463)	3,734	175,069	(48,042)	168,652

The following table presents the condensed consolidating schedule of financial position for our subsidiaries and the VIE as of the dates presented.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash and cash equivalents	12,376	28,183	158	493,570	—	534,287
Term deposit—current	208,590	—	—	—	—	208,590
Restricted cash	176,204	3,906	—	6,230	—	186,340
Short-term investments	—	—	—	160,406	—	160,406
Accounts receivable, net	—	1,011	—	298,732	—	299,743
Inventories (1)	—	5,966	—	411,955	(912)	417,009
Amounts due from inter-companies (2)	—	52,932	423,025	24,252	(500,209)	—
Prepayments and other current assets	12,486	5,242	391	187,577	—	205,696
Total current assets	409,656	97,240	423,574	1,582,722	(501,121)	2,012,071

Term deposits—non-current	—	—	—	20,000	—	20,000
Property, plant and equipment, net	—	128	2,607	394,622	—	397,357
Intangible assets, net	—	492	48	1,318	—	1,858
Operating lease right-of-use assets	—	—	—	86,597	—	86,597
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries (2)(3)	906,299	219,317	—	—	(1,125,616)	—
Deferred income tax assets	—	—	—	6,132	—	6,132
Other non-current assets	1	5	7,000	5,677	—	12,683
Total non-current assets	906,300	219,942	9,655	514,346	(1,125,616)	524,627
Total assets	1,315,956	317,182	433,229	2,097,068	(1,626,737)	2,536,698

Short-term bank borrowings	—	—	—	160,000	—	160,000
Notes payable	—	—	—	316,832	—	316,832
Accounts payable	—	60	—	459,407	—	459,467
Income taxes payable	—	396	—	1,502	—	1,898
Advances from customers	—	1,410	—	23,522	—	24,932
Deferred revenue—current	—	—	—	37,540	—	37,540
Amounts due to inter-companies (2)	4,262	18,259	1,730	476,121	(500,372)	—
Accrued expenses and other current liabilities	1,596	5,929	9,216	175,352	—	192,093
Total current liabilities	5,858	26,054	10,946	1,650,276	(500,372)	1,192,762

Deferred revenue—non-current	—	—	—	11,430	—	11,430
Deferred income tax liabilities	—	—	—	1,398	—	1,398
Operating lease liabilities	—	—	—	7,569	—	7,569
Other non-current liabilities	—	—	—	13,441	—	13,441
Amounts due to inter-companies (2)	—	115,714	—	—	(115,714)	—
Total non-current liabilities	—	115,714	—	33,838	(115,714)	33,838
Total liabilities	5,858	141,768	10,946	1,684,114	(616,086)	1,226,600

Total shareholders’ equity	1,310,098	175,414	422,283	412,954	(1,010,651)	1,310,098
Total liabilities and shareholders’ equity	1,315,956	317,182	433,229	2,097,068	(1,626,737)	2,536,698

	As of December 31, 2021
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash and cash equivalents	107,769	17,954	187	82,464	—	208,374
Term deposit—current	95,636	—	—	—	—	95,636
Restricted cash	176,141	—	—	47,830	—	223,971
Short-term investments	—	30,229	—	743,449	—	773,678
Accounts receivable, net	—	885	—	267,672	—	268,557
Inventories (1)	—	4,366	—	266,292	(1,021)	269,637
Amounts due from inter-companies (2)	—	29,726	455,990	23,235	(508,951)	—
Prepayments and other current assets	8,394	5,113	3,840	38,715	—	56,062
Total current assets	387,940	88,273	460,017	1,469,657	(509,972)	1,895,915

Term deposits—non-current	15,939	—	—	20,000	—	35,939
Property, plant and equipment, net	—	80	3,022	394,114	—	397,216
Intangible assets, net	—	2,072	63	1,533	—	3,668
Operating lease right-of-use assets	—	—	—	94,201	—	94,201
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries (2)(3)	865,698	219,317	—	—	(1,085,015)	—
Deferred income tax assets	—	—	—	11,907	—	11,907
Other non-current assets	—	—	—	2,367	—	2,367
Total non-current assets	881,637	221,469	3,085	524,122	(1,085,015)	545,298
Total assets	1,269,577	309,742	463,102	1,993,779	(1,594,987)	2,441,213

Short-term bank borrowings	—	—	—	180,000	—	180,000
Notes payable	—	—	—	143,623	—	143,623
Accounts payable	—	15,633	—	523,297	—	538,930
Income taxes payable	—	295	2,588	14,719	—	17,602
Advances from customers	—	2,241	—	15,026	—	17,267
Deferred revenue—current	—	—	—	32,758	—	32,758
Amounts due to inter-companies (2)	4,262	7,431	11,541	485,717	(508,951)	—
Accrued expenses and other current liabilities	761	4,041	12,117	181,985	—	198,904
Total current liabilities	5,023	29,641	26,246	1,577,125	(508,951)	1,129,084

Deferred revenue—non-current	—	—	—	10,694	—	10,694
Deferred income tax liabilities	—	—	—	1,992	—	1,992
Operating lease liabilities	—	—	—	13,922	—	13,922
Other non-current liabilities	—	—	—	20,967	—	20,967
Amounts due to inter-companies (2)	—	114,296	—	—	(114,296)	—
Total non-current liabilities	—	114,296	—	47,575	(114,296)	47,575
Total liabilities	5,023	143,937	26,246	1,624,700	(623,247)	1,176,659

Total shareholders’ equity	1,264,554	165,805	436,856	369,079	(971,740)	1,264,554
Total liabilities and shareholders’ equity	1,269,577	309,742	463,102	1,993,779	(1,594,987)	2,441,213

The following table presents condensed consolidating schedule of cash flow data for our subsidiaries and the VIE for the years ended presented.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	(23,565)	(29,111)	4,550	(74,417)	687	(121,856)
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(98)	(579)	(134,672)	—	(135,349)
Investments in Other Subsidiaries (5)	(12,263)	—	—	—	12,263	—
Purchase of term deposits	(635,471)	—	—	—	—	(635,471)
Cash received from redemption of term deposits	551,794	—	—	—	—	551,794
Cash paid for purchase of short-term investments	—	(20,000)	—	(2,573,000)	—	(2,593,000)
Cash received from sale of short-term investments	—	50,317	—	3,163,601	—	3,213,918
Prepayment for an investment	—	—	(4,000)	—	—	(4,000)
Others	—	—	—	—	—	—
Net cash provided by (used in) investing activities	(95,940)	30,219	(4,579)	455,929	12,263	397,892
Cash flows from financing activities:
Proceeds from the parent company (5)	—	12,263	—	—	(12,263)	—
Cash received from exercise of employee stock options	2,203	—	—	—	—	2,203
Proceeds from short-term bank borrowings	—	—	—	340,000	—	340,000
Repayment for short-term bank borrowings	—	—	—	(360,000)	—	(360,000)
Net cash provided by financing activities	2,203	12,263	—	(20,000)	(12,263)	(17,797)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	21,972	764	—	7,994	(687)	30,043
Net increase (decrease) in cash, cash equivalents and restricted cash	(95,330)	14,135	(29)	369,506	—	288,282
Cash, cash equivalents and restricted cash at the beginning of the year	283,910	17,954	187	130,294	—	432,345
Cash, cash equivalents and restricted cash at the end of the year	188,580	32,089	158	499,800	—	720,627

	For the Year Ended December 31, 2021
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	25,840	(47,540)	1,200	354,675	—	334,175
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(93)	(1,523)	(284,129)	—	(285,745)
Purchase of term deposits	(287,163)	—	—	(70,000)	—	(357,163)
Cash received from redemption of term deposits	303,296	—	—	50,000	—	353,296
Cash paid for purchase of short-term investments	—	(205,000)	—	(5,827,000)	—	(6,032,000)
Cash received from sale of short-term investments	—	225,232	—	5,801,935	—	6,027,167
Prepayment for an investment	—	—	—	—	—	—
Others	—	—	—	(614)	—	(614)
Net cash provided by (used in) investing activities	16,133	20,139	(1,523)	(329,808)	—	(295,059)
Cash flows from financing activities:
Cash received from exercise of employee stock options	6,246	—	—	—	—	6,246
Proceeds from short-term bank borrowings	—	—	—	340,000	—	340,000
Repayment for short-term bank borrowings	—	—	—	(340,000)	—	(340,000)
Net cash provided by financing activities	6,246	—	—	—	—	6,246
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(6,108)	(1,959)	—	(423)	—	(8,490)
Net increase (decrease) in cash, cash equivalents and restricted cash	42,111	(29,360)	(323)	24,444	—	36,872
Cash, cash equivalents and restricted cash at the beginning of the year	241,799	47,314	510	105,850	—	395,473
Cash, cash equivalents and restricted cash at the end of the year	283,910	17,954	187	130,294	—	432,345

	For the Year Ended December 31, 2020
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	(55,920)	53,903	(102,580)	570,196	—	465,599
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(6)	(2,404)	(109,336)	—	(111,746)
Payment of land use rights	—	—	—	(39,750)	—	(39,750)
Purchase of intangible assets	—	—	(86)	—	—	(86)
Purchase of term deposits	(339,653)	(56,671)	(15,000)	—	—	(411,324)
Cash received from redemption of term deposits	374,156	56,671	15,000	—	—	445,827
Investments in WFOE (5)	—	(66,350)	—	—	66,350	—
Cash paid for purchase of short-term investments	—	(147,000)	(41,940)	(2,537,560)	—	(2,726,500)
Cash received from sale of short-term investments	—	98,295	42,141	2,167,911	—	2,308,347
Prepayment for an investment	—	—	—	—	—	—
Others	—	—	—	—	—	—
Net cash provided by (used in) investing activities	34,503	(115,061)	(2,289)	(518,735)	66,350	(535,232)
Cash flows from financing activities:
Cash received from exercise of employee stock options	24,230	—	—	—	—	24,230
Proceeds from other subsidiaries of our company (5)	—	—	66,350	—	(66,350)	—
Proceeds from short-term bank borrowings	—	—	—	180,000	—	180,000
Repayment for short-term bank borrowings	—	—	—	(217,394)	—	(217,394)
Net cash provided by (used in) financing activities	24,230	—	66,350	(37,394)	(66,350)	(13,164)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(16,693)	(4,874)	—	(1,765)	—	(23,332)
Net increase (decrease) in cash, cash equivalents and restricted cash	(13,880)	(66,032)	(38,519)	12,302	—	(106,129)
Cash, cash equivalents and restricted cash at the beginning of the year	255,679	113,346	39,029	93,548	—	501,602
Cash, cash equivalents and restricted cash at the end of the year	241,799	47,314	510	105,850	—	395,473

Notes:

(1)	It represents the elimination of the unrealized profit from inter-company sales.
(2)	It represents the elimination of inter-company balances among our company, our WFOE, other subsidiaries of our company and the VIE and its subsidiaries.
(3)	It represents the elimination of the investment in the VIE and our subsidiaries.
(4)	It represents the elimination of the inter-company technical services, marketing services, research and development services and inter-company sales.
(5)	It represents cash received as the investment in other subsidiaries from our company and our WFOE from other subsidiaries, which was eliminated as inter-company transaction upon consolidation.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our success depends upon the continued strength of our brand. If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected;
●	Our success is dependent on the continued popularity of our existing products and services and our continued innovation and successful launches of new products and services, and we may not be able to anticipate or make timely responses to changes in the preferences of consumers;
●	We rely heavily on city partners and franchised stores for sales and distribution of our products and our success depends on our offline distribution network;
●	We rely substantially on external suppliers for certain components and raw materials used in our products;
●	We may not be able to maintain profitability;
●	Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation;
●	We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations;
●	We may face intense competition in the electric two-wheeled vehicles industry;
●	Our marketing strategy of appealing to and growing sales to a more diversified group of users may not continue to be successful; and
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with the regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

●	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations; and
●	We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements;
●	Uncertainties in the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protections available to you and us;
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities;
●	We may be adversely affected by the complexity, uncertainties and changes in the regulation on internet-related businesses and companies in mainland China;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
●	If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline;
●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price;
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial; and
●	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Risks Related to Our Business and Industry

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

We have established a distinct omnichannel retail network to sell our products and services to our customers. In China, our offline retail channels consist of city partners and franchised stores, whereas in European and other countries, we rely on overseas distributors. Our unique “city partner” system plays an important role in our offline sales strategy in China. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. As of December 31, 2022, we had 338 city partners and 3,102 franchised stores in China. Our offline distribution network plays a crucial role in our omnichannel retail system. We rely on these city partners and franchised stores in China to directly interact with and serve our users, but the interest of city partners and franchised stores may not be entirely aligned with ours or with that of other city partners and franchised stores. As of December 31, 2022, one distributor accounted for greater than 10% of our net accounts receivable. There can be no assurance that we will be able to maintain our existing relationships with city partners and franchised stores. Additionally, our existing city partners and franchised stores may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new city partners and franchised stores in these regions on favorable terms or at all.

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

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of products, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one-year procurement agreements with our external suppliers. We expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We had nil, one and one supplier accounting for greater than 10% of our total purchases in 2020, 2021 and 2022, respectively. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our products on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

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

We may not be able to achieve or maintain profitability.

We have incurred net losses in the past. In 2018, we had a net loss of RMB349.0 million. In 2019, 2020 and 2021, we had a net profit of RMB190.1 million, RMB168.7 million, RMB225.8 million, respectively. In 2022, we had a net loss of RMB49.5 million (US$7.2 million). We had net cash provided by operating activities of RMB178.7 million, RMB465.6 million, RMB334.2 million in 2019, 2020 and 2021, respectively. We had net cash used in operating activities of RMB121.9 million (US$17.7 million) in 2022. We cannot assure you that we will be able to achieve profitability again and maintain net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability depends in large part on our ability to increase sales of our products and services, increase cost efficiency and manage operating expenses. We intend to continue to increase our sales of products, improve gross margin, manage and further reduce our operating expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal and maintain profitability in the future.

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

On November 21, 2019, the State Administration for Market Regulation issued the Interim Provisions on the Administration of Recall of Consumer Goods, or the Recall Provisions, which became effective on January 1, 2020. Pursuant to the Recall Provisions, if a manufacturer is aware of any potential defect in its products, or receive such notice from relevant government authorities, it must investigate in a timely manner and report the results of such investigation to the relevant authorities. Where any defect is found during the investigation, the manufacturer must immediately cease to manufacture, sell, or import the relevant products and recall such products. We have not received any such notice from authorities, or initiated, voluntarily or involuntarily, any product recalls in accordance with the Recall Provisions.

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

As of December 31, 2022, we owned 563 patents, 857 registered trademarks and 27 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 857 registered trademarks, 155 are registered in mainland China and 702 in other countries and regions. As of the same date, we had 354 applications for patents and trademarks pending in mainland China, Europe and other jurisdictions. For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

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

In particular, any actual or alleged illegal acts of our shareholders or management may undermine our brand image and materially and adversely affect our business and results of operations. In June 2015, in connection with the trading of stock of a public company listed on the Shenzhen Stock Exchange, Mr. Yi’nan Li, one of our beneficial owners at the time, as well as a shareholder of Beijing Niudian, was convicted of one count of insider trading by the Guangdong Shenzhen Municipal Intermediate People’s Court in January 2017, and his prison sentence ended in December 2017. Mr. Li is not a member of the board of directors or management team of Niu Technologies, or otherwise involved in its operations in any capacity. Glory Achievement Fund Limited, one of our shareholders that holds 28.0% of our outstanding shares and 21.2% of our total voting power, as of February 28, 2023, is ultimately and wholly held by a trust, which has Mr. Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in our company or other dealings in our securities is subject to approval by the protectors. Mr. Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of our outstanding shares. Mr. Li has undertaken not to act as a member of our board of directors or the management team of our company or any of its subsidiaries or variable interest entities, or otherwise be involved in our operations in any capacity. Furthermore, we have adopted corporate governance measures to restrict his access to our non-public information. Any negative publicity incident associated with our shareholders and management could materially and adversely affect the trading price of the ADSs.

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

Our products must comply with the safety standards of the market where they are sold. In mainland China, electric bicycles and electric motorcycles must meet or exceed all mandated safety standards, including national level and local level standards. It is required under these standards to conduct rigorous testing and use approved materials and equipment.

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

Electric motorcycles, as one type of the power-driven vehicles, shall meet the safety requirements set out in the Technical Specifications for Safety of Power-Driven Vehicles Operating on Roads (GB7258-2017), which was jointly issued by the AQSIQ and National Standardization Administration of China on September 29, 2017 and took effect since January 1, 2018, and was amended on July 29, 2019 and February 20, 2021. The latest version took effect on January 1, 2022. Furthermore, the Safety Specifications for Electric Motorcycles and Electric Mopeds (GB24155-2020), which issued by the State Administration for Market Regulation and the National Standardization Administration of China in May 2020 and became effective on January 1, 2021, also stipulates some specific safety requirements for electric motorcycles.

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

We use our NIU Inspire system to log information about each smart e-scooter’s use in order to aid us in smart e-scooter diagnostics, repair and maintenance, as well as to help us collect data regarding the user’s charge time, battery usage, mileage, efficiency habits and location information. Our users may object to the use of these data, which may harm our business. Possession and use of users’ personal information in conducting our business may subject us to regulatory burdens in mainland China and other jurisdictions, such as the European Union, which would require us to obtain users’ consent, restrict our use of such personal information and hinder our ability to expand our user base. In the event of a data breach or other unauthorized access to our user data, we may have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident. For example, in May 2018 the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or the GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher. In the U.S., various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency.

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

In late 2021, there had been a resurgence of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we had to adjust various aspects of our operations. Any prolonged occurrence or recurrence of these health epidemics or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. Our business could also experience a slowdown or temporary suspension in production in geographic locations impacted. Since December 2022, China began to modify restrictive measures associated with COVID-19 and had downgraded its management of COVID-19 to Class-B on January 8, 2023 in accordance with the Law of the People’s Republic of China on Prevention and Treatment of Infectious Disease. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to the developments. We, along with our customers, will need time to recover from the economic effectives of the pandemic even after business conditions begin to return to normal. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Among other things, the Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2022.

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

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2022, we did not identify any material weakness in our internal controls and our financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. A failure to maintain effective internal controls over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

China’s overall economy and the average wage in mainland China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our employee costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased employee costs to those who pay for our products and services, our ability to achieve or maintain profitability and our results of operations may be materially and adversely affected.

We outsource our production labor needs to third-party labor service companies. Typically, we enter into agreements with labor service companies, pursuant to which labor service companies send their employees to work on our assembly and production lines. The labor service companies are responsible for entering into labor contracts with their employees and provide, among others, social benefits and bear costs relating to accidents or injuries happened at the work place in accordance with the laws and regulations of mainland China. We may be unable to enter into new agreements or extend existing agreements with them on terms and conditions acceptable to us, and therefore may need to contract with other third parties and incur additional labor costs. Despite our price resilience, the rising employee costs as a result of higher labor cost of our contract manufacturers and operation staff and increasing raw material price cannot be easily passed to end consumers in the form of higher retail prices due to competition in the electric two-wheeled vehicles market. Our ability to achieve or maintain profitability therefore may be adversely affected if labor cost and inflation continue to rise in the future.

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

In January 2016 and September 2018, our shareholders and board of directors approved the 2016 Global Share Incentive Plan and the 2018 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2016 Global Share Incentive Plan, as amended in March 2018, or the Amended and Restated 2016 Plan, is 5,861,480 Class A ordinary shares. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 Class A ordinary shares, subject to certain annual increases. As of December 31, 2022, options to purchase 1,801,680 Class A ordinary shares and 3,750 restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. As of December 31, 2022, options to purchase 2,612,928 Class A ordinary shares and 3,886,908 restricted share units had been granted and were outstanding under the 2018 Share Incentive Plan. In 2020, 2021 and 2022, we recorded RMB39.6 million, RMB47.2 million and RMB58.2 million (US$8.4 million) in share-based compensation expenses, respectively.

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

In addition, although we have no current acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations of mainland China, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Our business could be adversely affected by trade tariffs or other trade barriers.

Our products are exported to a number of geographical markets, such as Europe, the U.S. and Southeast Asia, and we plan to further expand our overseas sales in the future. Our ability to sell our products to overseas markets may be affected by trade tariffs or other trade barriers. Moreover, a discord in international trade relations and the implementation of new tariff or trade barriers, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia, could negatively affect our global sales. Starting from early 2018, the U.S. government imposed several rounds of tariffs on Chinese goods, the categories of which include our e-scooters and accessories. While the two parties singed a phrase one agreement in January 2020, the tariffs on our products have yet been lifted. In addition, the European Union imposed tariffs on imports of e-bikes, which are defined as cycle with pedal assistance and an ancillary electric motor, originating in mainland China. Any of the existing tariffs and trade barriers and any future ones could have a material adverse effect on our business, financial condition and results of operations.

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

We operate in the electric two-wheeled vehicles industry. We are subject to the laws of mainland China in addition to the laws of the foreign countries in which we operate and to which we sell our products. Changing laws and regulations regarding regulatory matters, corporate governance and public disclosure may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors, including but not limited to the following:

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

Personally identifiable and other confidential information is increasingly subject to legislation and regulations in China and numerous foreign jurisdictions. The PRC governmental authorities have enacted a series of laws and regulations relating to the protection of personal information and/or the supervision over data processing activities, under which relevant information or data processors are required to comply with an array of personal information and data protection requirements, including for example, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, on June 10, 2021, the Standing Committee of the PRC National People’s Congress issued the Data Security Law to regulate data processing activities and security supervision in mainland China, which came into effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. Moreover, on August 20, 2021, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021, which further detailed the general rules and principles on personal data processing and further increase the potential liability of personal data processor. Given that many of the laws and regulations of mainland China regarding data privacy and cybersecurity are constantly evolving , it is uncertain how they will be interpreted or enforced. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

Furthermore, the PRC government has taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithms shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, on December 31, 2021, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which came into effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation stipulates that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

In addition, on November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country. However, the Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. Furthermore, on July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which became effective on September 1, 2022. The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. As of the date of this document, we have not been involved in any investigations, security assessment or cybersecurity reviews by the CAC, and we had not received any inquiry, notice, warning, or sanction in such respect. If a cybersecurity review for any of our activities is required, we will actively cooperate with the CAC to conduct such cybersecurity review.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with the regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our mainland China subsidiaries are considered foreign-invested enterprises. In May 2015, Niu Technologies Group Limited established a wholly owned subsidiary in mainland China, Beijing Niudian Information Technology Co., Ltd., our WFOE. In May 2015, we began to conduct the business operations of Beijing Niudian, through our WFOE by entering into a series of contractual arrangements with Beijing Niudian, the VIE, and its shareholders.

We entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) conduct the business operations of the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to or designate any third party to purchase all or part of the equity interests and assets in the VIE to the extent permitted by the laws of mainland China. As a result of these contractual arrangements, we conduct the business operations and are the primary beneficiary of the VIE and hence consolidate its financial results and its subsidiaries into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with the regulatory restrictions on foreign investment in the relevant industries in mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert contractual control over the assets of the VIE which contribute to all of our revenues in 2021. Our holding company in the Cayman Islands, the variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a group.

In the opinion of our PRC legal counsel, (i) the ownership structures of the VIE in mainland China and our WFOE are not in violation of applicable laws and regulations of mainland China currently in effect; and (ii) the contractual arrangements between our WFOE, the VIE and its shareholders governed by the laws of mainland China are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations of mainland China currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business license and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	imposing fines, confiscating the income from the VIE, or imposing other requirements with which we or the VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or conduct the business operations of the VIE; or
●	restricting or prohibiting our ability to finance our business and operations in mainland China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of the laws and regulations of mainland China. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

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

The FIL embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce, or the MOFCOM, and adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The FIL Implementation Rules also remain silent on contractual arrangements. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing.

In addition, the FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the MOFCOM on December 27, 2021 and took effective on January 1, 2022. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures, including but not limited to its view towards contractual arrangements. As the Measures was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. If future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership.

The VIE contributed substantially all of our consolidated total revenues in 2020, 2021 and 2022. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The shareholders of the VIE have pledged all of their equity interests in the VIE to our WFOE pursuant to the equity pledge agreement under the contractual arrangements. An equity pledge agreement becomes effective between the parties upon execution. In February 2021, we completed the registration of the equity pledge under the second amended and restated equity pledge agreement with the relevant local office of the State Administration of Market Regulation in accordance with the PRC Property Rights Law.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to conduct the business operations of the VIE. However, the shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of law and arbitration, litigation and other legal proceedings in mainland China and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to conduct the business operations of the VIE, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with the VIE may not be as effective as direct ownership.

We may lose the ability to use and enjoy assets held by the VIE and its subsidiaries that are important to our business if the VIE and its subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIE and its subsidiaries hold assets that are important to our operations, and they contributed substantially all of our consolidated total revenues in 2020, 2021 and 2022. Under our contractual arrangements, the shareholders of the VIE may not voluntarily liquidate the VIE or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which would materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of the VIE as its nominee shareholders because although they remain the holders of equity interests on record in each of the VIE, pursuant to the terms of the relevant power of attorney, each of such shareholders has irrevocably authorized the Company to exercise his, her or its rights as a shareholder of the VIE. However, if the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the laws of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which may not be enforceable under the laws of mainland China. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by the laws of mainland China and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the laws of mainland China and any disputes would be resolved in accordance with the legal procedures of mainland China. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the laws of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action becomes necessary. In addition, under the laws of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the courts of mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to conduct the business operations of the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Currently, Token Yilin Hu, Yi’nan Li, Yuqin Zhang and Changlong Sheng each hold 89.74%, 5.00%, 2.63% and 2.63% of the equity interest in the VIE, respectively. The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to conduct the business operations of the VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the second amended and restated exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a mainland China entity or individual designated by us, to the extent permitted by the laws of mainland China. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint the Company to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could affect our ability to conduct the business operations of the VIE. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our ability to conduct the business operations of the VIE or have to maintain such ability by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations of mainland China, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for mainland China tax purposes, which could increase our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

If the chops of our mainland China subsidiaries and the VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In mainland China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our mainland China subsidiaries and the VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our revenues are expected to be derived in mainland China in the near future and most of our operations, including all of our manufacturing, is conducted in mainland China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China.

The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. The growth rate of the Chinese economy has gradually slowed since 2010, and COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. In addition, COVID-19 will likely have significant impact on the Chinese economy in 2023 as the PRC government began to modify restrictive measures associated with COVID-19 in December 2022 and downgraded its management of COVID-19 to Class-B on January 8, 2023 in accordance with the Law of the People’s Republic of China on Prevention and Treatment of Infectious Disease. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines (collectively, the “Overseas Listing Trial Measures”), which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of mainland China domestic companies’ securities and regulates both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, (i) mainland China domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a mainland China domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such mainland China domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a mainland China domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly PRC citizens or have their usual place(s) of residence located in mainland China. The Overseas Listing Trial Measures require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies , which, among others, clarifies that (i) prior to the effective date of the Overseas Listing Trial Measures, mainland China domestic companies that have already completed overseas listing shall be regarded as “existing companies”, which are not required to fulfill filing procedure immediately but shall be required to complete the filing if such existing companies conduct refinancing in the future; and (ii) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear.

Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

On February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises that seek to offer and list securities in overseas markets, either directly or indirectly, complete approval and filing procedures to competent authorities, if such PRC domestic enterprises or its overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies shall be subject to corresponding procedures in accordance with relevant laws and regulations. Under the Confidentiality and Archives Administration Provisions, we may be required to complete relevant approval or filing procedures, or expend additional resources to comply with the Confidentiality and Archives Administration Provisions if we are recognized to fall within any of the foregoing circumstances. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for future capital-raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Uncertainties in the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protections available to you and us.

The legal system of mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Our mainland China subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various laws and regulations of mainland China generally applicable to companies incorporated in mainland China. However, since these laws and regulations are relatively new and the legal system of mainland China continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since administrative and court authorities of mainland China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the legal system of mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in mainland China could materially and adversely affect our business and impede our ability to continue our operations.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may be adversely affected by the complexity, uncertainties and changes in the regulation on internet-related businesses and companies in mainland China.

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

In addition, our mobile app is also regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, promulgated by the Cyberspace Administration of China, the latest version of which became effective on August 1, 2022. According to the App Provisions, the providers of mobile apps shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile app complies with the requirements of the App Provisions at all times. If our mobile app were found to be violating the App Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile app from the relevant mobile app store, which may materially and adversely affect our business and operating results.

The interpretation and application of the existing laws, regulations and policies of mainland China and possible new laws, regulations or policies of mainland China relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in mainland China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in mainland China or will be able to maintain or renew our existing licenses or obtain new ones.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. For U.S. single listing issuer: If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations of mainland China permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable regulations of mainland China governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution.” Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with the variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

Mainland China’s regulation of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under the laws and regulations of mainland China, we are permitted to utilize the proceeds of any financing outside of mainland China to fund our mainland China subsidiaries by making loans to or additional capital contributions to our mainland China subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. The amount of capital contributions that we may make to the WFOE is RMB220.0 million, without obtaining approvals from SAFE or other government authorities. Additionally, the WFOE may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government registration and filing requirements. Pursuant to relevant regulations of mainland China, we may provide loans to the WFOE up to the larger amount of (i) the balance between the registered total investment amount and registered capital of the WFOE, or (ii) twice the amount of the net assets of the WFOE calculated in accordance with PRC GAAP, and we may provide loans to the VIE up to twice the amount of the net assets of the VIE calculated in accordance with PRC GAAP, each subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to the WFOE or the VIE, such loans must be registered with the local counterpart of SAFE. Medium- or long-term loans extended by the Company to the VIE must also be approved by the NDRC. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.” These laws and regulations of mainland China may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside of mainland China to fund the establishment of new entities in mainland China by our mainland China subsidiaries, to invest in or acquire any other mainland China companies through our mainland China subsidiaries, or to establish new variable interest entities in mainland China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our mainland China subsidiaries or future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or the NDRC Order 11. On January 31, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition), or the Sensitive Industries List, was promulgated. “Overseas investment” as defined in the NDRC Order 11 refers to the investment activities conducted by an enterprise located in the territory of mainland China either directly or through an overseas enterprise under its control by making investment with assets and equities or providing financing or guarantee in order to obtain overseas ownership, control, management rights and other related interests. Overseas investment by a Chinese individual through overseas enterprises under his/her control is also subject to the NDRC Order 11. According to the NDRC Order 11, (i) direct overseas investment by Chinese enterprises or indirect overseas investment by Chinese enterprises or individuals in sensitive industries or sensitive countries and regions requires prior approval by the NDRC; (ii) direct overseas investment by Chinese enterprises in non-sensitive industries and non-sensitive countries and regions requires prior filing with the NDRC; and (iii) indirect overseas investment of over US$300 million by Chinese enterprises or individuals in non-sensitive industries and non-sensitive countries and regions requires reporting with the NDRC. Uncertainties remain with respect to the application of the NDRC Order 11. We are not sure if we were to use a portion of the proceeds raised from our financing actibities to fund investments in and acquisitions of complementary business and assets outside of mainland China, such use of U.S. dollars funds held outside of mainland China would be subject to the NDRC Order 11. There are very few interpretations, implementation guidance or precedents regarding NDRC Order 11 to follow in practice. We will continue to monitor any new rules, interpretation and guidance promulgated by the NDRC and communicate with the NDRC and its local branches to seek their opinions, when necessary. If it turns out that the NDRC Order 11 applies to our use of proceeds from the offering mentioned above and we fail to obtain the approval, complete the filing or report our overseas investment using the offering proceeds, as the case may be, in a timely manner as provided under the NDRC Order 11, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which may materially and adversely affect our business, financial condition and prospects.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under the existing foreign exchange regulations of mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.”

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

Regulations of mainland China relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under the laws of mainland China.

SAFE requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.”

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under the laws of mainland China for evasion of applicable foreign exchange restrictions. Mr. Yi’nan Li, Mr. Token Yilin Hu and Ms. Yuqin Zhang who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents have completed the initial foreign exchange registrations and have updated their registrations required in connection with our corporate restructuring.

However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Mainland China’s M&A Rules and certain other regulations of mainland China establish complex procedures for certain acquisitions of mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

A number of laws and regulations in mainland China have established procedures and requirements that could make merger and acquisition activities in mainland China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PIPL provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent government authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China, and restrictions on the provision of documents, materials, data and personal information by mainland China entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

Any failure to comply with the regulations of mainland China regarding the registration requirements for employee stock incentive plans may subject the mainland China plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.” We and our mainland China resident employees who participate in our share incentive plans will be subject to these regulations when our company becomes publicly listed in the United States. If we or any of these mainland China resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the laws of mainland China.

Failure to make adequate contributions to various employee benefit plans as required by the regulations of mainland China may subject us to penalties.

Companies operating in mainland China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. We have previously received payment notices from the relevant government authorities for inadequate contribution to employee benefit plans, and we have made the payments and penalty. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. Going forward, we will comply with the regulations of mainland China and distribute the outstanding employee benefit payment accordingly.

Increases in labor costs and enforcement of stricter labor laws and regulations of mainland China may adversely affect our business and our profitability.

China’s overall economy and the average wage in mainland China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

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

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in mainland China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by the exchange control regulations of mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Discontinuation of any of the government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our mainland China subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that none of our entities outside of mainland China is a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of the ADSs or our Class A ordinary shares may be subject to mainland China tax, at a rate of 10% in the case of non-mainland China enterprises or 20% in the case of non-mainland China individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from mainland China sources. It is unclear whether non-mainland China shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation, or claims or fines against us, and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law (revised in 2022) and the relevant implementing rules (i) require that where the concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, but even if the concentration of undertakings fails to meet the filing threshold, if there is any evidence that the concentration of undertakings has or may have the effect of eliminating or restricting competition, the anti-monopoly authority may require the parties to file, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines. The Anti-Monopoly Guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. Meanwhile, on March 10, 2023, the SAMR issued the Provisions on Prohibiting the Abuse of Administrative Power to Eliminate and Restrict Competition, the Provisions on Anti-Monopoly Agreements, the Provisions on Prohibition of Abuse of Dominant Market Position, and the Regulations on the Review of Concentration of Undertakings (collectively, the “Provisions on Anti-Monopoly”), all of which came into effect on April 15, 2023. These Provisions on Anti-Monopoly are promulgated to implement the Anti-Monopoly Law of the PRC, and further strengthen the anti-monopoly legal system. As these Provisions on Anti-Monopoly and the Anti-Monopoly Guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.

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

In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the former State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and anti-monopoly related laws recently. For example, in April 2021, the SAMR, the Cyberspace Administration of China and the SAT, held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, making use of big data analysis to the disadvantage of existing customers, etc., shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, infringing consumers rights and interests, etc., they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection and rectifications in accordance with such guidance and are working on some of the rectification procedures, such as concentration notification for past deals. We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the government authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

We may not be able to obtain certain benefits under relevant tax treaty, on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Taxation Avoidance and the Tax Evasion Arrangement, effective from December 8, 2006, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective on January 1, 2020, requires non-resident taxpayers (including non-resident enterprises and individuals) to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. Where a non-resident taxpayer self-assesses and concludes that it/he/she satisfies the criteria for claiming preferential tax treatment, it/he/she may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—Taxation.” In the future we intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in mainland China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

In February 2015, SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under the laws of mainland China, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our mainland China subsidiaries, the VIE and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our mainland China subsidiaries, the VIE and its subsidiaries are members of our senior management team who have signed employment agreements with us or our mainland China subsidiaries, the VIE and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our mainland China entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, the VIE and its subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our mainland China subsidiaries, the VIE or its subsidiaries, we or our mainland China subsidiaries, the VIE and its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties may be affected by such defects challenged, which could cause significant disruption to our business.

Under the laws of mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease six premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of February 28, 2023, we had 154,277,834 ordinary shares issued and outstanding, comprising of (i) 137,735,814 Class A ordinary shares, and (ii) 16,542,020 Class B ordinary shares, among which 94,553,872 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

All of the 6,615,000 ordinary shares held by ELLY Holdings Limited, an entity wholly owned by Dr. Yan Li, the chairman of our board of directors and our chief executive officer, and the 9,927,020 ordinary shares held by Niu Holding Inc., an entity 82.7% owned by Mr. Token Yilin Hu, our director, and 17.3% owned by Mr. Carl Chuankai Liu, are Class B ordinary shares. Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu collectively beneficially own an aggregate of 16,542,020 Class B ordinary shares, which represented 32.5% of our total voting power as of February 28, 2023. Therefore, Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu have significant influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentration in voting power will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its result of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its respective subsidiaries, if any) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2022 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

If we are a PFIC in any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds the ADSs or our Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Considerations.”

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

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. All of our current operations are conducted in mainland China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. Rule 5620(a) requires that each company listing common stock or voting preferred stock, and their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have informed Nasdaq that we will follow home country practice, that is, the provisions of our Sixth Amended and Restated Memorandum and Articles of Association, with respect to the annual meeting of shareholders, which provides that our company may (but shall not be obliged to) in each calendar year hold a general meeting as our annual general meeting. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

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

In May 2015, Niu Technologies Group Limited established a wholly-owned subsidiary in mainland China, Niudian Information.

Due to the legal restrictions on foreign ownership in companies in mainland China that provide value-added telecommunications services in mainland China, we operate our NIU app, our website www.niu.com and other related business through Beijing Niudian, a mainland China company in which the equity interests are held by mainland China citizens. In May 2015, we began to conduct the business operations of Beijing Niudian and its subsidiaries through Niudian Information by entering into a series of contractual arrangements with Beijing Niudian and its shareholders.

We refer to Niudian Information as our WFOE, and to Beijing Niudian as the VIE in this annual report. Our contractual arrangements with the VIE and its shareholders allow us to (i) conduct the business operations of the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by the laws of mainland China.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE as the consolidated variable interest entity under U.S. GAAP, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have a controlling financial interest in, and thus are the primary beneficiary of, that entity. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

On October 19, 2018, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “NIU.” We raised from our initial public offering approximately US$55.2 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

B.	Business Overview

Our mission is to redefine urban mobility and make life better.

We are the world’s leading provider of smart urban mobility solutions We have created a new market category—smart electric two-wheeled vehicles—to redefine urban mobility. Before NIU, smart electric two-wheeled vehicles did not exist in mainland China, and two-wheeled vehicles were perceived low-end. We have changed that perception with our smart e-scooters and premium brand “NIU.”

We currently design, manufacture and sell high-performance motorcycles, scooters, kick-scooters and e-bikes. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer eight product series across a number of different vehicle types. Our product portfolio comprises our (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, (ii) one kick-scooter series, KQi, (iii) one e-bike series, BQi. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sold 831,593 units, including our e-motorcycles, e-scooters, kick-scooters and e-bikes, in 2022. The number of units sold in China market and international markets were 710,540 and 121,053, respectively. We sell and service our products through a unique “city partner” system in China, which consisted of 338 city partners with 3,102 franchised stores in 239 cities in China, and 53 distributors in 52 countries overseas as of December 31, 2022, as well as on our own online store and third-party e-commerce platforms.

Our award-winning products represent style, freedom and technology. Our brand “NIU” has inspired many followers and has enabled us to build a loyal user base. We offer the NIU app as an integral part of the user experience and will continue to develop new features within the app to enhance user loyalty. NIU fan clubs are established in over 30 cities in China, where fans actively organize NIU scooter-related events. Capitalizing on our premium brand, we have also been able to sell lifestyle accessories, which are well received by customers.

We have adopted a user-centric philosophy to design our products. We collect user feedback and product performance data to develop new products or functionalities to satisfy the unmet demand. All of our products are designed to embody the themes of style, freedom and technology through their unique design languages. Our smart e-scooters have amassed strong international recognition for innovation and design. We have built our smart e-scooters based on our advanced and innovative technologies, including smart technologies, powertrain and battery technologies and automotive inspired functionalities. We integrate cutting-edge technologies from industry leaders and our own technologies into a proprietary system that delivers an excellent user experience and optimal performance. Our smart e-scooters are the first in the industry to provide updates to firmware regularly over-the-air (OTA) to fine-tune the performance, and such OTA function has only been seen in high-end electric cars.

To meet the diversified market demand, in 2021 we entered the category of micro-mobility through kick-scooter and e-bike products in the International markets. Our kick-scooters and e-bikes product portfolio are designed to cover a wide range of urban mobility needs from last-mile commuting to entertainment purposes. Since the launch of the first kick-scooter product, we have strategically rolled out micro-mobility products to cover a wide range of market needs.

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

Our Products

We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer eight product series across a number of different vehicle types. Our product portfolio comprises our (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, (ii) one kick-scooter series, KQi, (iii) one e-bike series, BQi. We plan to launch two or more product series or models each year in the near and medium term, aiming to cover the full spectrum of the urban mobility solutions. We will keep introducing upgrades and mid-cycle refreshes to our existing models on an ongoing basis.

RQi Series

Our RQi series is a line of high-performance straddle motorcycles designed for city-oriented riding with enough speed to be safely ridden on major roads in urban areas. The RQi model is equipped with several features that enhance its performance, safety, and convenience, including removable batteries, front and rear recording cameras, a 5kW mid-mounted motor to provide acceleration, and a TFT dash containing a GPS tracker for real-time location information. With its focus on urban riding and its advanced features, the NIU RQi series stands out as a technologically advanced option for riders who value riding experiences.

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

SQi Series

Our SQi series was positioned as our most high-end product series in China electric bicycle product category with its innovative design and cutting-edge technologies in materials. The SQi has a futuristic straddle motorcycle-like look. With a clear-cut geometric body frame and large 17-inch wheels, it presents an unconventional design for electric bicycles yet still meeting the Chinese New National Standards. The body frame of the SQi has adopted a high performing aerospace magnesium alloys material in order to meet the weight requirements.

UQi Series

Our UQi series smart e-scooters consists of the UQi, UQiM, UQi+, UQiS and UQi-GT models. The UQi series is smaller and lighter than the NQi-Series and MQi-Series and carries the same NIU design language. The UQi series is designed to be ultra-light and ultra-compact.

Gova Series

While our root is deeply planted in the premium smart e-scooter segment, the Gova series is our line of products targeted at the mid-level e-scooter market, representing good value for money and high quality. The design language is differentiated from our main e-scooter lines. Selective models in the Gova series do not have smart functions as standard but instead offer them as options to achieve the compelling price range. In addition to the optional advanced technologies such as Cloud ECU, most Gova models will be equipped with blue-tooth unlock features that make riding experience even more convenient. The Gova series currently consist of G0, G1,G2, G3, G5, G6, G6t, B0, B2, C0, C3, F0, F2, and F4.

BQi Series

The BQi e-bike series is our most recent addition to our product portfolio. These e-bikes feature a stylish and practical lightweight frame design, combined with pedal assist and throttle control, making them easy and comfortable for city commutes. The BQi e-bike was exhibited during CES in 2022, where it was well received by audiences.

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

Performance Upgrades.  Our NIU POWER Performance line of high-performance upgrade components include upgraded wheels, shock absorbers, and brake calipers, and carbon fiber body panels.

Our NIU App

Our NIU app serves as an integrated platform and supplemental tool to our smart e-scooters. The app includes a suite of functions that primarily focus on the connection with our smart e-scooters as well as other services and value propositions. Depending on vehicle models and geographical areas, the App includes:

NIU Dashboard

Through communications with the Cloud ECU, multiple sensors, positioning module and communication modules onboard each smart e-scooter, the NIU app presents various key information about the smart e-scooter on the dashboard, including:

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

NIU Services

Through the NIU app, users can access a variety of services.

●	Online repair request. Users can request repair services with one click, after which the app will intelligently recommend the nearest service station for the services.
●	Smart check. The function checks common failures which may occur in various components. Users can directly seek solution through the fault tags.
●	Service station locator. Users can access comprehensive information about nearby service stations.
●	NIU Cover. Users can query and activate NIU Cover insurance services within the app.
●	Smart service. Users can check the status of the smart connection services and can renew the service.
●	Theft reporting. Users can report theft of the smart e-scooter and battery within the app.

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

We conduct various marketing and branding activities to establish NIU as a premium brand. For example, in April 2022, we launched the global “Green Riding” cycling campaign online and offline in 12 cities worldwide on the Earth Day, promoting environmentally friendly travel and encouraging more people to join the green cycling movement and contributing towards sustainable development to fulfill our social responsibility as a leading provider of smart urban mobility solutions. In August 2022, our SQi series collaborated with Razer, the world’s top gaming hardware brand, on a joint product event that received widespread recognition and praise in the gaming community and on social media, especially among the young people. During the Lunar New Year of the Ox, we collaborated with Tengger, a renowned Chinese artist, to launch a Lunar New Year holiday special song titled “A Little Bit of Niu in the Year of the Ox” (牛年牛一点), which echoes the brand spirit of “Little Pursuit” (小追求). In October 2021, in order to celebrate our important milestone in becoming the first electric two-wheel brand in the world to have covered 10 billion kilometers of riding distance by its global users, we launched a large-scale communication campaign “Make Life Electric” (你有点小牛), which gained popularity on Weibo, TikTok and WeChat, achieving over 1.4 billion views. During 2020 Singles’ Day shopping festival, we conducted an online campaign to sell a limited edition of smart e-scooter with special painting of a popular anime series. In September 2020, we sponsored an online dance competition show called “Street Dance of China” and featured distinct advertisement to enhance the brand image as a cool lifestyle brand.

Capitalizing on our premium NIU brand, we have also been able to sell lifestyle accessories, such as apparel, which are well received by customers.

NIU Community

We have cultivated a highly dedicated and growing base of NIU fans. Our users are proud owners of NIU smart e-scooters with high engagement. Based on the e-scooter activity data we collected, more than 75% of our users rode their e-scooters on a monthly basis in the twelve months ended December 31, 2022.

We endeavor to build an interactive and dynamic social community to further convey and brand image as a fashionable urban lifestyle. NIU clubs are one of the core components of NIU community, and there were over 30 of NIU clubs as of December 31, 2022. Formed and run by the enthusiastic NIU fans, these NIU dubs organize various events, such as new product test drives, riding for good causes, and scooter parades. We support the NIU clubs with products, designs and announcement channels. To further expand the NIU community and increase brand loyalty, we have facilitated our users to create virtual NIU communities via social media, such as WeChat, to bring together our users from all walks of life. We have a dedicated user interaction team, which closely monitors and actively participates in different interest groups such as photography group, accessories group, social responsibility group, etc. and interacts with users online.

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

We have accumulated massive amount of data from multiple sources. We currently collect 462 types of data points covering 72 dimensions such as humidity, lighting and temperature, from our Cloud ECU and up to 32 sensors installed on each smart e-scooter. As of December 31, 2022, our NIU app had been connected with approximately 1,843,000 smart e-scooters, which had accumulated approximately 15 billion kilometers of riding distance of data. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services. In particular, we collect the following three types of data to improve our smart e-scooters’ performance and customer experience: (i) riding behavior, including, among others, riding speed, average distance, acceleration, use of brakes to improve the battery management system and balance control of our e-scooters, (ii) operational and functional performance of various parts of the smart e-scooter to examine the status of the smart e-scooters and suggest maintenance or repair services, (iii) NIU app user behaviors to fine tune our app functions to improve their experience with our services.

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

We launched our NIU Care program in August 2018 to provide regular after-sales maintenance service to our e-scooters. Our regular maintenance services include scooter exterior check, mechanical structure service, motor system check, electrification service, battery maintenance service, tire pressure check and cleaning services. Based on user’s driving behavior and mileage.

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

NIU Energy Smart Power Technology

Our NIU Energy smart power technology, currently in its seventh generation, combines reliable and proven cell components, innovative hardware system design and an intelligent battery management system, or the BMS. We adapted the technology to create a portable, lightweight, safe and reliable battery pack that is suitable for e-scooters. We analyze the riding data from our smart e-scooters to locate and refine the critical point of discharge within the safe range of the battery, develop our proprietary energy efficiency matrix PACK, dynamically calibrate the intelligent BMS chips, optimize the charging dynamic balance algorithms, and integrate our EBS kinetic energy recovery system, motor, and power control unit.

Hardware Component and Design

We use the Lithium-ion battery cells as the building blocks of our battery pack. A matrix of battery cells is connected in parallel to produce a robust battery pack.

Our battery packs incorporate PACK technology, which is adopted by global automakers globally. The PACK technology protects the battery cells from impact and regulates battery temperature, and use voltage, temperature, current, or PTC, technology to compartmentalize each cell, thereby ensuring the integrity of the battery pack.

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

Positioning.  The Cloud ECU currently supports two major global satellite geolocation systems: (1) the American Global Positioning System, or the GPS, (2) the Chinese COMPASS, also known as the BeiDou Navigation Satellite System. Together, these systems constitute the technical backbone of our position-based anti-theft systems as well as functions such as riding map and smart e-scooter sharing, which are capable of detecting unauthorized movements of our smart e-scooters.

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

The Lab focuses on industrial design, structural design, smart electronics research, power electronics research, user data analysis, business intelligence system development and user experience research. The Lab and our research and development team played a crucial role in the creation of the 563 patents we held as of December 31, 2022. We also entered into a definitive Development Collaboration Agreement in March 2019 with one of the world’s leading automobile manufacturers regarding joint development of Micro-mobility solutions, which was carried out by the Lab.

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

We have been able to effectively manage our inventory level. We formulate holistic plans for our production, warehousing and logistics, by tracking a variety of factors, including, among others, historical sales data, sales forecasts and customization requests. With smooth turnover between production and logistics, we are able to maintain an optimal inventory level, to fulfill our orders and avoid over-stock at the same time. Our inventory turnover days were 31, 26 and 50 for 2020, 2021 and 2022, respectively. For the calculation of inventory turnover days, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.”

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

Omnichannel Retail Model

We have established a distinct omnichannel retail model network to sell our products and provide service to our customers. As of December 31, 2022, we sold our products through 3,102 franchised stores in 239 cities in China and 53 distributors in 52 countries overseas, as well as on our own online store and third-party leading e-commerce platforms. We also leverage our omnichannel retail network to deliver peripheral services such as maintenance and repair, and to collect data for business insights.

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

Overseas Distribution

We export our products to distributors in over 50 countries overseas, with Europe being our largest export market. We manufacture and customize our products based on the requirements of our international customers and we ensure our exported products are in compliance with the standards of the local markets.

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

Viral marketing via NIU community

Leveraging our excellent product quality, fashionable brand image and strong customer loyalty, we are able to utilize viral marketing strategies to achieve the word-of-mouth marketing. For example, in April 2022, we launched the global “Green Riding” cycling campaign online and offline in 12 cities worldwide on the Earth Day, promoting environmentally friendly travel and encouraging more people to join the green cycling movement and contributing towards sustainable development to fulfill our social responsibility as a leading provider of smart urban mobility solutions. In August 2022, our SQi series collaborated with Razer, the world’s top gaming hardware brand, on a joint product event that received widespread recognition and praise in the gaming community and on social media, especially among the young people. In October 2021, to celebrate the milestone in covering 10 billion kilometers of riding distance by our global users, we invited 16 of our domestic and global users to share their “Make Life Electric” (你有点小牛) stories and paid tribute to those who had been a role model and inspired more people to pursue a better life. In August 2021, we launched the “Your Life, A Little Niu” (你的生活, 有点小牛) bus stop billboard in 23 cities across China, accumulating 620 million exposures and drawing more potential customers’ attention to our products. In the third quarter of 2021, we started a “NIU clubs” campaign across 10 cities in China, where users initiated wishes and we helped make them come true, such as riding in the desert, helping elderly users with their weddings and island hopping, to deepen the link between our brand and our users. In 2021, we also created NIU’s exclusive song list “NIU Tunes” on Spotify to provide users with more music resources while riding. In July 2020, to promote safe riding, we launched the “No Helmet, No Ride” campaign together with traffic administrative agency across different provinces and cities. In the third quarter of 2020, we kicked off the “Back to Street, This is NIU” campaign, partnering with “Street Dance of China”, a hot online dance competition show. We promoted two featured advertisings in the semi-final and final of the competition show as well as an offline advertising campaign. In March 2020, we launched the NIU Forest campaign to further reinforce our image as a socially responsible brand. Our users posted their mileage and NIU story on social media, such as Douyin and Weibo to obtain the opportunity to claim one pine tree planted in Inner-Mongolia sponsored by NIU.

Event-driven marketing

In addition to our day-to-day marketing operation, we organize event-driven marketing activities, such as new product launches, company key milestone media events and monthly offline marketing events.

New product launches are typically our largest events of the year. Starting in 2015, we have organized product launch events every year, joined by a large group of live audience including our users and partners, with extensive media coverage. In June 2018, we launched our NGT and MQi+ smart e-scooters at Carrousel de Louvre, Paris, with nearly 300 media covering the launch. In August 2018, we launched our UM model in Shanghai during the co-branding event with McLaren GT Customer Racing. In April 2019, we launched our UQi+ and US models and new lifestyle category, NIU AERO Sports Bicycles, in Beijing, and organized a two-day NIU Brand event for our fans. In November 2019, we launched our expanded GT line led by newly designed MQi-GT with upgraded NQi-GT and UQi-GT on the EICMA show in Milan, Italy, and we also released our first power-assisted electric bicycle, NIU Aero EUB-01. Due to the impact of COVID-19, our new product launch was switched to online and we released MQi2, MQiS and G0 in the second quarter of 2020. In November 2021, we released an electric scooter, the MQi-GT EVO, two kick scooters, the KQi2 and KQi3 Max, and an upcoming e-bike, BQi, on the 2021 EICMA show. The year of 2022 was marked by a series of new product releases, starting with the Gova C3 in March. We released the jungle green special edition of UQi, which became the color of the season. In August, we released the SQi, followed by the new UQi+, Gova B2, BQi-C3, and KQi1.We organize product roadshows and marketing events across many cities in China, typically after we announce new products. Users riding distance reached 100 million kilometers in October 2016, 1 billion kilometers in April 2018, and 10 billion kilometers in October 2021, respectively. We organized media events for these milestones.

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

Our intellectual property rights are critical to our business. As of December 31, 2022, we owned 563 patents, 857 registered trademarks and 27 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 857 registered trademarks, 155 are registered in mainland China and 702 in other countries and regions. As of the same date, we had 354 applications for patents and trademarks pending in mainland China, Europe and other jurisdictions.

Regulations

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in mainland China and our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Production of Electric Bicycles

On July 9, 2005, the State Council of the PRC promulgated the Regulation of the PRC on the Administration of Production License for Industrial Products, or the Production License Regulations. On April 21, 2014, the General Administration of Quality Supervision, Inspection and Quarantine, or the AQSIQ, issued the Measures for the Implementation of the Regulations of the PRC Administration of Production Licenses for Industrial Products, or the Measures, which was revised by the State Administration for Market Regulation on September 29, 2022. The latest version took effect on November 1, 2022. According to the Production License Regulations and the Measures, any enterprise that has not obtained a production license for a product listed in the Announcement of the Product Catalog Implementing the Production Licensing System, or the Production Catalog, which was issued by the General Administration of Quality Supervision, Inspection and Quarantine (abolished), or the AQSIQ on November 20, 2012, must not produce the relevant product. An enterprise must file an application to the provincial administration of quality and technology supervision for the license of producing the products listed in the Production Catalog. Otherwise, relevant authorities can impose fines and other administrative sanctions, and serious violations may result in criminal liabilities. According to the Production Catalog, most of our products are classified as electric bicycles, which are industrial products that fall within the scope of Production License Regulations and Measures. Thus, we have obtained the appropriate production license thereof. On June 24, 2017, the State Council issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was canceled and was changed to implement mandatory product certification management. However, on October 11, 2017, AQSIQ announced that the production of the electric bicycles is still under the production licensing system. According to this announcement, the production license regulatory regime is implemented pursuant to the new electric bicycle technical standard, which is the Safety and Technical Specification for Electric Bicycle (GB 17761-2018), or the Electric Bicycle Standard, promulgated by the State Administration for Market Regulation and the National Standardization Management Committee on May 15, 2018 and became effective on April 15, 2019. The Electric Bicycle Standard replaced the General Technical Requirements for Electric Bicycles (GB 17761-1999), or the Old Standard, which were issued by the Quality and Technology Supervision Bureau on May 28, 1999 and became effective from October 1, 1999. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

Regulations on Qualification of Production of Electric Motorcycles

Pursuant to the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Measures, issued on November 30, 2002 and the Implementing Rules of the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Rules, issued on December 31, 2002, enterprises must pass the production access examination and obtain the Motorcycle Production Access Certificate before manufacturing motorcycles in mainland China, and if an enterprise conducts a motorcycle manufacturing consignment, both the consignee and the consignor are required to obtain the Motorcycle Production Access Certificate. Pursuant to the General Specifications for Electric Motorcycles and Electric Mopeds, or the General Specifications, which was issued on June 25, 2009 and effective on January 1, 2010, the General Specifications applies to electric motorcycles and electric mopeds. On January 14, 2010, the Ministry of Industry and Information Technology, or the MITT, issued the Circular on Matters Related to Electric Motorcycle Production Enterprises and Product Access Management, or the Circular, which imposes production restrictions on enterprises who currently produce or intend to produce electric motorcycles. Such enterprises must satisfy the MIIT’s access requirements and be on the list of the Announcement on Vehicle Manufacturers and Products before continuing or commencing production. On November 27, 2018, the MITT promulgated the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, which became effective on June 1, 2019 and replaced the Motorcycle Manufacturing Measures and the Motorcycle Manufacturing Rules. According to the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, the authorities will continue to implement a classified access administration of enterprises engaged in the manufacturing of road motor vehicles and road motor vehicle products, and road motor vehicle design enterprises are encouraged to cooperate with or consign to licensed road motor vehicle manufacturing enterprises in manufacturing process. We entered into a manufacturing cooperation agreement with a motorcycle manufacturer with required qualifications to manufacture certain models classified as electric motorcycles. Besides, Jiangsu Xiaoniu has been listed in the Road Motor Vehicle Manufacturers and Products List (batch 327) issued by MITT on January 13, 2020 as an enterprise permitted to manufacture motorcycles and we have obtained the World Manufacturer Identifier (WMI) and Vehicle Identification Number (VIN). See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

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

Regulations on Product Quality

The Product Quality Law of the PRC, or the Product Quality Law, was adopted on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018. The Product Quality Law applies to anyone who manufactures or sells any product within the territory of mainland China. It is prohibited from producing or selling counterfeit products in any form, including counterfeit brands, or providing false information about the product manufacturers. Violation of national or industrial standards may result in civil liability and administrative penalties such as compensation, fines, suspension of business and confiscation of illegal income, and serious violations may result in criminal liabilities. We are in compliance with any of provisions of the Product Quality Law.

Under the Application Scope of the First Batch of Products Implementing Mandatory Product Certification Catalogue effective on July 1, 2002, motorcycles and bicycles with gasoline and other engines were within the product catalogue that must apply the compulsory product certification. The Administrative Regulations for Compulsory Product Certification was promulgated on July 3, 2009, amended on September 29, 2022, and took effect on November 1, 2022, pursuant to which that several specified products must not be delivered, sold, imported or used in other business activities until they complete the compulsory product certification and be labeled with certification mark. According to the Announcement on the Transition Period Arrangement for the Management of Mandatory Product Certification of Motorcycle Crew Helmets, Electric Blankets and Motorcycle Products, promulgated by the AQSIQ and the Certification and Accreditation Administration of the PRC on October 11, 2017, motorcycle and bicycle productions must still be under a license administration. On March 14, 2019, the Opinions of the State Administration for Market Regulation, the MIIT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provides that the market supervision department shall strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and shall only allow vehicles that meet the Electric Bicycle Standard and obtained CCC certification flowing into the market. We have obtained CCC certification for all of our current for-sale products, and will try to obtain CCC certification for our future products. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business— Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

Pursuant to the Civil Code of the PRC, promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, in the event of damages caused to other party due to product defect, the infringed party may seek compensation from the manufacturer of the products or from the seller of the products and shall have the right to request the manufacturer and the seller to bear tortious liability such as cessation of infringement, removal of obstruction, elimination of danger, etc.

Regulations Relating to Product Recall

The State Administration for Market Regulation issued the Interim Provisions on the Administration of Recall of Consumer Goods on November 21, 2019, which took effect on January 1, 2020. Our products, accordingly, as one kind of customer goods, are subject to the requirements set out thereunder. Pursuant to the Recall Provisions, if a manufacturer is aware of any potential defect in its products, or receive such notice from relevant government authorities, it must investigate in a timely manner and report the results of such investigation to the relevant authorities. Where any defect is found during the investigation, the manufacturer must immediately cease to manufacture, sell, or import the relevant products and recall such products. We have not received any such notice from authorities, or initiated, voluntarily or involuntarily, any product recalls in accordance with the Recall Provisions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.”

Regulations Relating to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and amended on April 6, 2004, November 7, 2016, and December 30, 2022, respectively, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by MOFCOM on June 25, 2004, effective on July 1, 2004, and amended on August 18, 2016, November 30, 2019 and May 10, 2021, respectively, foreign trade operators engaged in the import and export of goods or the import and export of technology must register with MOFCOM or its authorized institution. In addition, if an entity imports or exports goods as consignee or consignor, it shall file with customs according to the Provisions of the People’s Republic of China on the Administration of Recordation of Customs Declaration Entities, promulgated on November 19, 2021 and came into effect on January 1, 2022. We have made filings with authorities pursuant to the applicable provisions.

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

Foreign investment in telecommunications companies in mainland China is governed by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Enterprises Provisions, which were promulgated by the State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016. The Foreign-Invested Telecommunications Enterprises Provisions prohibits a foreign investor from holding over 50% of the total equity interest in any value-added telecommunications service business in mainland China. On March 29, 2022, the State Council published the Decision of the State Council to Amend and Repeal Certain Administrative Regulations, among which the Foreign-Invested Telecommunications Enterprises Provisions is further amended. The latest version removes certain requirements for foreign-invested telecommunications enterprises and came into effect on May 1, 2022. We operate our website www.niu.com and our NIU app through Beijing Niudian and sell our e-scooters and peripheral products on the website.

Regulations Relating to Overseas Investment

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or the NDRC Order 11. As defined in the NDRC Order 11, “overseas investment” refers to the investment activities conducted by an enterprise located in the territory of mainland China, either directly or through an offshore enterprise under its control, by making investment with assets and equities or providing financing or a guarantee in order to acquire overseas ownership, control, management rights and other related interests. Furthermore, overseas investment by a Chinese individual through overseas enterprises under his/her control is also subject to the NDRC Order 11. According to the NDRC Order 11, (i) direct overseas investment by Chinese enterprises or indirect overseas investment by Chinese enterprises or individuals in sensitive industries or sensitive countries and regions requires prior approval by the NDRC; (ii) direct overseas investment by Chinese enterprises in non-sensitive industries and non-sensitive countries and regions requires prior filing with the NDRC; and (iii) indirect overseas investment of over US$300 million by Chinese enterprises or individuals in non-sensitive industries and non-sensitive countries and regions requires reporting with the NDRC. Uncertainties remain with respect to the application of the NDRC Order 11. We are not sure if we were to use a portion of the proceeds raised from our financing activities to fund investments in and acquisitions of complementary business and assets outside of mainland China, such use of U.S. dollars funds held outside of mainland China would be subject to the NDRC Order 11. There are very few interpretations, implementation guidance or precedents to follow in practice. We will continue to monitor any new rules, interpretation and guidance promulgated by the NDRC and communicate with the NDRC and its local branches to seek their opinions, when necessary.

Regulations Relating to Foreign Debt

On January 8, 2003, the NDRC, Ministry of Finance and SAFE promulgated the Interim Provisions on the Management of Foreign Debts, which was amended on July 26, 2022 and became effective on September 1, 2022, pursuant to which the summation of the accumulated medium-term and long-term debts borrowed by foreign-invested entities and the balance of short-term debts shall not exceed the surplus between the total investment in projects approved by the verifying departments and the registered capital, or the Surplus Limit. Within the range of the Surplus Limit foreign-invested entities may borrow foreign loans at their own will. If the loans exceed the Surplus Limit, the total investment in projects shall be reexamined by the original examination and approval departments. In addition, on January 11, 2017, PBOC promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets out an upper limit for mainland China entities, including foreign-invested entities and domestic-invested entities, regarding their foreign debts, or the Financing Limit. Pursuant to PBOC Circular 9, the Financing Limit for entities shall be calculated based on the following formula: the Financing Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. As to net assets, entities shall take the net assets value stated in their respective latest audited financial statement in calculation; the cross-border financing leverage ratio for enterprises is two (2); the macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts. PBOC Circular 9 stipulates a one-year transitional period, or Transitional Period, from its promulgation date for foreign-invested entities, during which they could choose the calculation method of foreign debt upper limit based on either (i) the Surplus Limit, or (ii) the Financing Limit. After the Transition Period, the method applicable to foreign-invested entities shall be determined by the PBOC and the SAFE separately. On March 11, 2020, the PBOC and the SAFE issued the Notice of Adjusting the Macro-prudent Regulation Parameter for Full-covered Cross-border Financing, which adjusted the macro-prudent regulation parameter as set forth in the Circular 9 from 1 to 1.25. However, although the Transitional Period ended on January 10, 2018, as of December 31, 2022, PBOC or SAFE has not issued any new regulations regarding the application calculation method of foreign debt upper limit for foreign-invested entities. As to domestic-invested entities, they are only subject to the Financing Limit from the date of promulgation of PBOC Circular 9 regardless of the Transitional Period. On January 5, 2023, the NDRC issued the Administrative Measures for the Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which took effect on February 10, 2023, setting out regulatory standards and procedures for enterprises when issuing foreign debts that over one year.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in mainland China is heavily regulated and restricted as a national security issue. The SCNPC enacted the Decisions on Maintaining Internet Security in December 2000, as further amended in August 2009, which impose criminal liabilities on persons or entities that: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the internet in ways that would result in the leakage of state secrets or dissemination of socially destabilizing content. If an internet information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.

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

Furthermore, the Data Export Measures were released by the CAC on July 7, 2022 and came into effect on September 1, 2022. The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China.

In December 2022, the MIIT released the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation), which came into effect on January 1, 2023. The Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation) requires the data processor in the field of industry and information technology to review data on a periodical basis, identify important data and core data in accordance with the relevant standards and specifications, and form its specific catalogue.

On February 22, 2023, the CAC issued the Measures for the Standard Contract for the Outbound Transfer of Personal Information, or the Standard Contract Measures, which will take effect on June 1, 2023. The Standard Contract Measures apply to the provision of personal information to overseas recipients through standard contract and set out detailed criteria relating to the formality and terms of such contracts. The Standard Contract Measures also requires the personal information processor to file such contract with relevant authorities within 10 business days after the contract is effective.

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

Regulations Relating to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile app information service providers are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, which were promulgated by the Cyberspace Administration of China on June 28, 2016 and amended in 2022. The latest version became effective on August 1, 2022.

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

Regulations Relating to Intellectual Property Rights

Mainland China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

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

According to the Social Insurance Law of the PRC, promulgated by the SCNPC and effective from July 1, 2011 and amended on December 29, 2018, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, the Regulation of Unemployment Insurance, and the Interim Regulation on the Collection and Payment of Social Insurance Premiums, an employer is required to contribute social insurance for its employees in mainland China, including basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002 and March 24, 2019, an employer is required to make contributions to a housing fund for its employees. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations of mainland China may adversely affect our business and our profitability.”

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The SAFE promulgated the Circular on Issues Relating to the Administration of Foreign Exchange of Offshore Investment and Financing through Special Purpose Vehicles and Round-Tripping Investment by mainland China Resident, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75.” SAFE Circular 37 requires mainland China residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of offshore investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by mainland China residents, share transfer or exchange, merger, division or other material event. In the event that a mainland China shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under the laws of mainland China for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Circular on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are mainland China residents must retain a qualified mainland China agent, which could be a mainland China subsidiary of the overseas publicly-listed company or another qualified institution selected by the mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the mainland China agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agent or the overseas entrusted institution or other material changes. The mainland China agents must, on behalf of the mainland China residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by overseas listed companies must be remitted into the bank accounts in mainland China opened by mainland China agents before distribution to such mainland China residents. In addition, the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles promulgated on July 4, 2014 provides that mainland China residents who participate in a share incentive plan of an overseas unlisted special purpose company must register with SAFE or its local branches before exercising such rights.

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the FIL, and the FIL Implementation Rules. Under these laws and regulations, foreign-invested enterprises in mainland China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in mainland China are required to allocate 10% of their respective after-tax profits as the statutory common reserve when it distributes its after-tax profit for the current fiscal year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises.

Regulations Relating to Taxation

Regulations on Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. Mainland China resident enterprises typically pay enterprise income tax at the rate of 25%, while non-mainland China resident enterprises without any branches in mainland China pay an enterprise income tax in connection with their income from mainland China at the tax rate of 10%. An enterprise established outside of mainland China but with its “de facto management body” located within mainland China is considered a “resident enterprise,” which means that it is treated in a manner similar to a mainland China domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting and properties” of the enterprise.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in mainland China or (ii) have an establishment or place of business in mainland China, but the relevant income is not effectively connected with the establishment or place of business to the extent that such dividends and gains are derived from sources within mainland China. Such income tax on the dividends may be reduced pursuant to a tax treaty between mainland China and other jurisdictions. Pursuant to the Double Taxation Avoidance and the Tax Evasion Arrangement, and other applicable laws of mainland China, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Taxation Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from mainland China from certain investments. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective on January 1, 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. We may be classified as mainland China resident tax payers. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

Regulations on Value-Added Tax

Pursuant to the Provisional Regulation of the PRC on Value-Added Tax issued by the State Council, effective on January 1, 1994, which was amended on November 10, 2008, February 6, 2016 and on November 19, 2017, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in mainland China are required to pay a valued-added tax, or VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the Ministry of Finance and the SAT on Adjusting Value-Added Tax Rates was promulgated, which provides that effective from the date of May 1, 2018, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. On March 20, 2019, the Announcement on Relevant Policies for Deepening Value-Added Tax Reform was jointly promulgated the Ministry of Finance, the SAT and the General Administration of Customs, which further provides that effective from the date of April 1, 2019, the VAT rate of gross proceeds from sales and importation of goods and provision of services shall be adjusted from 16% to 13%, with the VAT rate of certain categories of goods shall be adjusted from 10% to 9%. In addition, under the Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIE and its principal subsidiaries, as of the date of this annual report:

(1)	Token Yilin Hu, Yi’ nan Li, Yuqin Zhang and Changlong Sheng each holds 89.74%, 5.00%, 2.63% and 2.63% of the equity interest in Beijing Niudian, respectively. All of the shareholders of Beijing Niudian are beneficial owners of the shares of our company. Mr. Token Yilin Hu is also a director of our company.

Contractual Arrangements with the VIE

The following is a summary of the currently effective contractual arrangements relating to Beijing Niudian.

Agreements that allow us to conduct the business operations of the VIE

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

Agreements that allow us to receive economic benefits from the VIE

Amended and Restated Exclusive Business Cooperation Agreements.  Pursuant to the amended and restated exclusive business cooperation agreement, dated July 20, 2018, between our WFOE and Beijing Niudian, our WFOE has the exclusive right to provide Beijing Niudian with operational supports as well as consulting and technical services required by Beijing Niudian’s business. Without our WFOE’s prior written consent, Beijing Niudian may not accept any services subject to this agreement from any third party. Beijing Niudian agrees to pay our WFOE a monthly service fee at an amount that is equal to 100% of its net profits or an amount adjusted by our WFOE in its sole discretion for the relevant month, which should be paid within seven business days upon receipt of invoice from our WFOE. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the amended and restated exclusive business cooperation agreement to the extent permitted by applicable laws of mainland China. To guarantee Beijing Niudian’s performance of its obligations thereunder, the shareholders of Beijing Niudian shall pledge all of their equity interests in Beijing Niudian to our WFOE pursuant to the second amended and restated equity pledge agreement. The amended and restated exclusive business cooperation agreement will remain effective for a term equal to Beijing Niudian’s operating period, unless otherwise terminated by our WFOE in writing or in accordance with applicable laws of mainland China.

In June 2018, our WFOE and Jiangsu Xiaoniu entered into the amended and restated exclusive business cooperation agreement, which contains terms substantially similar to the amended and restated exclusive business cooperation agreement between our WFOE and Beijing Niudian described above.

Agreements that provide us with the option to purchase the equity interests in and assets of the VIE

Second Amended and Restated Exclusive Option Agreements.  Pursuant to the second amended and restated exclusive option agreement, dated February 27, 2020, among our company, our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian has irrevocably granted our company an exclusive option to purchase all or part of his or her equity interests in Beijing Niudian. Our company or our designated person may exercise such options at the price of RMB100 or the lowest price permitted under applicable laws of mainland China. The shareholders of Beijing Niudian undertake that, without our company’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Beijing Niudian, (ii) transfer or otherwise dispose of their equity interests in Beijing Niudian, (iii) change Beijing Niudian’s registered capital, (iv) amend Beijing Niudian’s articles of association, (v) dispose of Beijing Niudian’s material assets or enter into any material contract with a value of over RMB100,000 (except in the ordinary course of business), or (vi) merge Beijing Niudian with any other entity. In addition, Beijing Niudian undertakes that, without our company’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The second amended and restated exclusive option agreement will remain effective until all equity interests in and all the assets of Beijing Niudian have been transferred to our company or our designated person.

In the opinion of DaHui Lawyers, our PRC legal counsel:

●	the ownership structures of the VIE in mainland China and our WFOE, are not in violation of applicable laws and regulations of mainland China currently in effect; and
●	the contractual arrangements between our company, our WFOE, the VIE and its shareholders governed by the laws of mainland China are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations of mainland China currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements in connection with the VIE structure do not comply with the laws of mainland China, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with the regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protections available to you and us.”

D.	Property, Plants and Equipment

Our headquarters is located in Beijing, China, where we lease and occupy our office space with an aggregate floor area of approximately 1,400 square meters. Our Niu Innovation Lab is located in Shanghai, China, where we lease and occupy our office space with an aggregate floor area of approximately 1,700 square meters. Our manufacturing facility and after sales services facilities are in Changzhou, China, where we have both owned and leased facilities with a combined building area of approximately 123,500 square meters. In May 2020, we made prepayment of RMB39.4 million in addition to prepayment of RMB2 million in 2019 to acquire land use rights of a piece of land with total area of 61,148 square meters. In January 2021, we obtained the land use rights certificate. We built a new manufacturing facility on this piece of land to expand the production capacity in order to meet the expected increasing demand of our e-scooters. Construction of the new facility was completed in August 2021 and we have commenced production from September 2021.

The following table sets forth the location, approximate size and primary use of facilities that we own or we lease, as of December 31, 2022:

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

Overview

We currently design, manufacture and sell high-performance motorcycles, scooters, kick-scooters and e-bikes. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer eight product series across a number of different vehicle types. Our product portfolio comprises our (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, (ii) one kick-scooter series, KQi, (iii) one e-bike series, BQi. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sold 831,593 units, including our e-motorcycles, e-scooters, kick-scooters and e-bikes, in 2022. The number of units sold in China market and international markets were 710,540 and 121,053, respectively. We sell and service our products through a unique “city partner” system in China, which consisted of 338 city partners with 3,102 franchised stores in 239 cities in China, and 53 distributors in 52 countries overseas as of December 31, 2022, as well as on our own online store and third-party e-commerce platforms.

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

Our revenues were RMB3,168.6 million (US$459.4 million) in 2022, representing a decrease of 14.5% from RMB3,704.5 million in 2021.

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

Our results of operations and financial condition have been affected by the spread of COVID-19 since the first quarter of 2020. The COVID-19 pandemic has impact on electric two-wheeled vehicles in general and the production and delivery of vehicles of our company. Our operations experienced disruptions in 2020, 2021 and 2022, such as temporary closure of our offline stores and/or those of our distributors and suspension of our operations, resulting in a reduction of sales volume, which affected our business, financial condition, results of operations and cash flow.

There has been an easing of the travel restrictions and quarantine requirements related to COVID-19 in China since December 2022. However, there remains uncertainty as to the future impact of the virus. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the pandemic harms the Chinese economy in general. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our financial and operating performance may be adversely affected by epidemics or other public health crises.”

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

Our ability to increase e-scooter sales volume

Our results of operations depend significantly on our ability to increase sales volume of our e-scooter. Our revenues increased by 51.6% from RMB2,444.3 million in 2020 to RMB3,704.5 million in 2021, but decreased by 14.5% to RMB3,168.6 million (US$459.4 million) in 2022. The number of e-scooters sold increased by 72.5% from 601,652 in 2020 to 1,037,914 in 2021, but decreased by 19.9% to 831,593 in 2022. We experienced external challenges from COVID-19-related lockdowns and higher lithium-ion battery costs in 2022, which affected the retail traffic and our results of operations, COVID-19 resurgence across the country also disrupted manufacturing, logistics and offline store operations. In light of the volatile environment, we have been committed to the strategy of focusing on premium and mid-end segments since mid-2022. Although we still face uncertainties and pressures, we are confident that our domestic sales will return to the growth track in 2023 with the launches of our new products. The following table shows the number of e-scooters we sold in the years presented:

	For the Year ended December 31,
	2020		2021		2022
	Units	%	Units	%	Units	%
NQi Series[1]	103,345	17.2	100,111	9.7	55,161	6.7
MQi Series	136,032	22.6	106,914	10.3	41,906	5.0
UQi Series	193,718	32.2	180,491	17.4	208,360	25.1
Gova Series	168,537	28.0	634,853	61.1	423,582	50.9
KQi Series	—	—	15,413	1.5	102,466	12.3
Others[2]	20	0.0	132	0.0	118	0.0
Total	601,652	100.0	1,037,914	100.0	831,593	100.0

Note:

1. Number of e-scooters sold including SQi series.

2. Others include BQi series, Niu Aero Sports Bicycles and power-assist e-bike EUB-01 launched in previous years. As of the date of this annual report, we have not officially commenced the delivery of ROi series.

Our ability to increase e-scooters sales volume depends on our ability to innovate in design and technology and offer e-scooter products that meet our users’ demand. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer eight product series across a number of different vehicle types. Our product portfolio comprises our (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, (ii) one kick-scooter series, KQi, (iii) one e-bike series, BQi. We have launched two or more series or models each year since 2018 and plan to continue the practice in the near and medium term, aiming to cover the full spectrum of the urban mobility solutions. Moreover, our ability to increase the sales volume also depends on our ability to continually enhance our brand to attract users and purchases, as well as our ability to successfully execute our omnichannel retail model and expand our sales network both domestically and globally.

Our ability to develop and sell more accessories and spare parts and services

Our results of operations are affected by our ability to develop and sell more accessories and spare parts. Leveraging our strong lifestyle brand, we have been able to generate revenues from selling accessories and spare parts. Revenues generated from selling accessories and spare parts represented 10.6%, 10.7% and 7.6% of our net revenues in 2020, 2021 and 2022, respectively. We will continue to enhance our brand and capitalize on our premium brand to develop and sell more accessories to capture more business opportunities.

Our results of operations are also affected by our ability to sell more services. We generate revenue from the NIU app by providing subscription-based mobile app services. Users will need to subscribe for the mobile app service by paying a fee after an initial period of one or two years. Revenues generated from providing services 1.7%, 1.5% and 2.3% of our revenues in 2020, 2021 and 2022, respectively. We will continue to further enhance the connectivity and other smart functionalities of our e-scooters and the NIU app and improve the user experience. This not only provides us with additional revenue streams but also improves our gross margin.

Our ability to manage our supply chain and manufacturing

Material and manufacturing costs of our e-scooters have historically accounted for a majority of our cost of revenues. Our future profitability is significantly dependent on our ability to control those costs as a percentage of our revenues, which in turn depends on our ability to effectively manage our supply chain and manufacturing process. Raw materials and components used in the production of our e-scooters are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. We generally engage multiple suppliers for the key components to minimize the dependency on any single supplier. We will continue to collaborate with our suppliers to manage the cost, capacity and quality of the raw materials and components. As our business grows in scale, we have obtained more bargaining power and hence more favorable terms from suppliers, including pricing terms. Our gross margin remained stable at 22.9%, 21.9% and 21.1% in 2020, 2021 and 2022, respectively, despite the impact from COVID-19, mainly due to the change in product mix as a result of the launch of various new products. Our ability to control cost of products sold also depends on our successful adoption of automatic and intelligent manufacturing equipment and procedures, and effective utilization of our platform-based engineering system, through which designs of new models may be easily adaptable to our existing production lines.

Our ability to enhance our operational efficiency

Our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. Excluding share-based compensation expense, selling and marketing expenses have historically represented the largest portion of our total operating expenses. The advertising and promotion expenses, consisting primarily of online and offline advertisements, are event-driven, and tend to be higher when we launch new products. Our selling and marketing expenses as a percentage of our revenues was 8.2%, 9.0% and 13.9% in 2020, 2021 and 2022, respectively. The increase of our selling and marketing expenses as a percentage of our revenues in 2022 was mainly due to the growth of international sales, especially kick-scooters, and the increase in depreciation and amortization expense as a result of opening new franchised stores.

Our ability to lower our selling and marketing expenses as a percentage of revenues depends on our ability to manage our branding and promotion efforts, and improve selling and marketing efficiency. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. In addition to online channels, we sell and service our products through distribution channels, which consisted of 338 city partners with 3,102 franchised stores in 239 cities in China and 53 distributors in 52 countries overseas as of December 31, 2022. These distributors promote our brand and market our products and services at their own cost. We will continue to expand and leverage our sales network to enhance our brand and improve sales efficiency. In addition, as our business grows, we expect to achieve greater operating leverage, increase the productivity of our personnel, and obtain more favorable terms from our suppliers.

Our ability to expand to international markets

We have experienced significant growth in our sales in international markets. As of December 31, 2022, we sold our smart e-scooters through 53 distributors in 52 countries overseas. In 2020, 2021 and 2022, 16.6%, 14.7% and 18.5% of our revenues were derived from sales in overseas markets. We believe that our well-recognized NIU brand, together with our innovative design and continual expansion of product offerings, position us favorably to capture the enormous growth potential in the global market, and we will enter into selected overseas markets that offer identified growth opportunities and favorable government policies. In Europe, the U.S. and Southeast Asia, we will continue to expand our distribution network, launch new products suitable for local markets, partner with global leading companies to co-brand premium smart e-scooter models, and are exploring additional business opportunities to drive the growth beyond retail. We will pursue differentiated international strategies for different overseas markets, such as South America and India. We believe that our expansion into selected international markets will not only drive our revenue growth but also enhance our brand awareness.

Key Components of Results of Operations

Revenues

We generate revenues from sales of e-scooters, sales of accessories and spare parts, and provision of mobile app and other services. The following table sets forth the break-down of our revenues, in amounts and as percentages of revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentage data)
Revenues:
E-scooter sales	2,143,292	87.7	3,252,989	87.8	2,853,895	413,776	90.1
Accessories and spare parts sales	258,929	10.6	397,088	10.7	242,297	35,130	7.6
Service revenues	42,108	1.7	54,460	1.5	72,405	10,498	2.3
Total	2,444,329	100.0	3,704,537	100.0	3,168,597	459,404	100.0

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

In 2020, 2021 and 2022, we generated 83.4%, 85.3% and 81.5% of our revenues from PRC market, respectively, and the rest from overseas markets.

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

Gross margin

Our gross margin is mainly affected by the retail price, product mix change, sales volume rebate and the cost of revenue per e-scooter. The following table shows our gross profit and gross margin for each of the years presented:

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands, except for percentage data)
	RMB	RMB	RMB	US$
Gross profit	559,149	812,779	669,681	97,095
Gross margin	22.9%	21.9%	21.1%	21.1%

Operating expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the break-down of our total operating expenses, in amounts and as percentages of total operating expenses for each of the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except for percentage data)
Operating expenses:
Selling and marketing expenses	200,761	48.9	332,008	54.5	440,409	63,853	56.8
Research and development expenses	105,335	25.6	135,218	22.2	176,478	25,587	22.8
General and administrative expenses	104,860	25.5	141,799	23.3	158,461	22,975	20.4
Total	410,956	100.0	609,025	100.0	775,348	112,415	100.0

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

We expect that our selling and marketing expenses will continue to increase in absolute amounts in the foreseeable future, as we remain committed to becoming a global urban mobility provider. We will further expand our new e-scooter product portfolio and sales network and retail channels, and engage in more selling and marketing activities to enhance our brand awareness and attract more purchases from new and existing customers in different geographic markets.

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

General and administrative expenses.  Our general and administrative expenses mainly consist of payroll and related costs for employees engaging in general corporate functions, professional fees, current expected credit losses, foreign currency exchange gains (losses) and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. As we continue to scale up our business, we expect that our general and administrative expenses (excluding share-based compensation expenses) will increase in absolute amounts in the foreseeable future, in line with our global business growth.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong, Niu Technologies Group Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2017/2018 and 2019/2020. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by Niu Technologies Group Limited is taxed at half the current tax rate (i.e. 8.25)% while the remaining profits continues to be taxed at the existing 16.5% tax rate. Niu Technologies Group Limited is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Niu Technologies Group Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2020, 2021 or 2022.

Mainland China

Our mainland China subsidiaries, the VIE, and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law, or the EIT Law, and are generally subject to a statutory income tax rate of 25%. Under the PRC Corporate Income Tax Law, preferential tax treatments will be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). Jiangsu Xiaoniu qualified as a HNTE and enjoyed a preferential income tax rate of 15% for the fiscal year ended December 31, 2021 and 2022. Jiangsu Xiaoniu’s HNTE qualification has been renewed in December 2022 and set to expire by December 2023.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise, or FIE, to its immediate holding company outside of mainland China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within mainland China or if the received dividends have no connection with the establishment or place of such immediate holding company within mainland China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. The Cayman Islands, where Niu Technologies is incorporated, does not have such tax treaty with mainland China. According to the Double Taxation Avoidance and the Tax Evasion Arrangement, dividends paid by an FIE in mainland China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the immediate holding company owns at least 25% of the equity interest of the FIE and satisfies all other requirements under the tax arrangement and receives approval from the relevant tax authority. We did not record any dividend withholding tax, as our mainland China entities have no retained earnings in the periods presented. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.”

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in mainland China be treated as a resident enterprise for mainland China tax purposes and consequently be subject to the mainland China income tax at the rate of 25% for its global income. The implementing rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-mainland China company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of mainland China should be considered a resident enterprise for mainland China tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our net revenues for the years presented. Our business has grown rapidly in recent years. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except for percentage data)
Revenues	2,444,329	100.0	3,704,537	100.0	3,168,597	459,404	100.0
Cost of revenues(1)	(1,885,180)	(77.1)	(2,891,758)	(78.1)	(2,498,916)	(362,309)	(78.9)
Gross profit	559,149	22.9	812,779	21.9	669,681	97,095	21.1
Operating expenses(1)
Selling and marketing expenses	(200,761)	(8.2)	(332,008)	(9.0)	(440,409)	(63,853)	(13.9)
Research and development expenses	(105,335)	(4.3)	(135,218)	(3.7)	(176,478)	(25,587)	(5.6)
General and administrative expenses	(104,860)	(4.3)	(141,799)	(3.8)	(158,461)	(22,975)	(5.0)
Total operating expenses	(410,956)	(16.8)	(609,025)	(16.4)	(775,348)	(112,415)	(24.5)
Government grants	22,441	0.9	48,727	1.3	16,385	2,376	0.5
Operating income (loss)	170,634	7.0	252,481	6.8	(89,282)	(12,944)	(2.8)
Interest expenses	(7,381)	(0.3)	(6,168)	(0.2)	(5,716)	(829)	(0.2)
Interest income	8,787	0.4	5,376	0.1	12,860	1,865	0.4
Investment income	17,698	0.7	21,168	0.6	10,918	1,583	0.3
Income (loss) before income taxes	189,738	7.8	272,857	7.4	(71,220)	(10,325)	(2.2)
Income tax benefit (expense)	(21,086)	(0.9)	(47,037)	(1.3)	21,757	3,154	0.7
Net income (loss)	168,652	6.9	225,820	6.1	(49,463)	(7,171)	(1.6)
(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	644	847	1,225	178
Selling and marketing expenses	9,945	13,293	15,433	2,237
Research and development expenses	10,918	17,061	22,362	3,242
General and administrative expenses	18,102	16,017	19,199	2,784
Total	39,609	47,218	58,219	8,441

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 14.5% from RMB3,704.5 million in 2021 to RMB3,168.6 million (US$459.4 million) in 2022, which was primarily due to a decrease in e-scooter sales volume.

The revenues from e-scooter sales decreased by 12.3% from RMB3,253.0 million in 2021 to RMB2,853.9 million (US$413.8 million) in 2022, which was mainly due to a decrease in the sales volume of e-scooters by 19.9% from 1,037,914 in 2021 to 831,593 in 2022. The decrease in the sales volume of e-scooters was driven by the increase in raw materials and the impact of the COVID-19, which resulted in a decrease in sales in the domestic market.

The revenues per e-scooter increased from RMB3,569.2 in 2021 to RMB3,810.3 (US$552.4) in 2022, mainly due to better premium product mix and price increase. The respective impact from the change in sales volume of e-scooters and revenues per e-scooter on our revenues in 2022, as compared to 2021, was RMB736.4 million (calculated by assuming the revenues per e-scooter in 2022 was the same as that in 2021) and RMB250.2 million (calculated by assuming the sales volume of e-scooters in 2022 was the same as that in 2021).

The revenues from accessory and spare parts sales decreased from RMB397.1 million in 2021 to RMB242.3 million (US$35.1 million) in 2022, mainly due to the battery pack sales reduction from overseas shared mobility operators, and the decrease in the sales volume of e-scooters in China, with which purchases of accessories and spare parts usually correlate. The service revenues increased from RMB54.5 million in 2021 to RMB72.4 million (US$10.5 million) in 2022, mainly attributable to the continued growth of our user base.

Cost of revenues

Our cost of revenues decreased by 13.6% from RMB2,891.8 million in 2021 to RMB2,498.9 million (US$362.3 million) in 2022. The decrease was primarily attributable to a decrease in cost of products from RMB2,826.6 million in 2021 to RMB2,376.8 million (US$344.6 million) in 2022, which was primarily due to a decrease in e-scooter sales volume.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, increased from RMB2,786.1 in 2021 to RMB3005.0 (US$435.7) in 2022, which was primarily due to higher raw material costs and product mix change.

Gross profit

We generated a gross profit of RMB669.7 million (US$97.1 million) in 2022, as compared to a gross profit of RMB812.8 million in 2021. Our gross margin slightly decreased from 21.9% in 2021 to 21.1% in 2022, which was mainly due to higher raw material cost and change in product mix as a result of the launch of various new products.

Selling and marketing expenses

Our selling and marketing expenses increased by 32.7% from RMB332.0 million in 2021 to RMB440.4 million (US$63.9 million) in 2022. The increase was primarily due to an increase of RMB31.4 million in advertising and promotion expenses, an increase of RMB41.8 million in depreciation and amortization, an increase of RMB10.2 million in staff cost, an increase of RMB2.1 million in share-based compensation, an increase of RMB6.3 million in rental expenses and an increase of RMB14.7 million in other selling expenses. The increase in advertising and promotion expenses was mainly due to increased advertising and marketing activities especially in international markets. The increase in depreciation and amortization was due to higher depreciation of furniture and decoration expenditures of the franchised stores as a result of the increased number of stores in China. The increase in staff cost and share-based compensation was due to an increase in the number of sales staff and additional share incentive grants. The increase in rental expenses and other selling expenses was due to the growth of kick-scooters sales in overseas market. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our revenues was 7.8% in 2022, as compared to 4.6% in 2021.

Research and development expenses

Our research and development expenses increased by 30.5% from RMB135.2 million in 2021 to RMB176.5 million (US$25.6 million) in 2022. The increase was mainly attributable to an increase of RMB22.4 million in staff cost, an increase of RMB5.3 million in share-based compensation, and an increase of RMB21.0 million in design and testing expenses. The increase in staff cost and share-based compensation was mainly due to an increase in the number of staff and additional share incentive grants. The increase of design and testing expenses was due to the research and development of new products, especially in micro-mobility sector. Our research and development expenses as a percentage of our revenues increased from 3.7% in 2021 to 5.6% in 2022.

General and administrative expenses

Our general and administrative expenses increased by 11.8% from RMB141.8 million in 2021 to RMB158.5 million (US$23.0 million) in 2022. The increase was primarily due to an increase of RMB14.7 million in staff cost, an increase of RMB3.2 million in share-based compensation, an increase of RMB23.8 million in provision for credit losses and a decrease of RMB24.6 million in foreign currency exchange gain. The increase in staff cost and share-based compensation was mainly due to an increase in the number of staff and additional share incentive grants. The increase in provision for credit losses was mainly due to overseas accounts receivable. The decrease in foreign currency exchange gain was mainly because of the appreciation of US dollar. Our general and administrative expenses as a percentage of our revenues increased from 3.8% in 2021 to 5.0% in 2022.

Government grants

Our government grants decreased from RMB48.7 million in 2021 to RMB16.4 million (US$2.4 million) in 2022, mainly consisting of various incentives from local government authorities. Those grants were for the purpose of giving immediate financial support from local government authorities with no future related costs or obligations.

Net loss

As a result of the foregoing, we generated a net loss of RMB49.5 million (US$7.2 million) in 2022, compared to a net income of RMB225.8 million in 2021.

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

The growth of accessories and spare parts sales and service revenues also contributed, to a lesser extent, to the increase in our revenues. The revenues from accessory and spare parts sales increased from RMB258.9 million in 2020 to RMB397.1 million (US$62.3 million) in 2021, mainly due to an increase in the sales volume of e-scooters in China, with which purchases of accessories and spare parts usually correlate. The service revenues increased from RMB42.1 million in 2020 to RMB54.5 million (US$8.5 million) in 2021, mainly attributable to the continued growth of our user base.

Cost of revenues

Our cost of revenues increased by 53.4% from RMB1,885.2 million in 2020 to RMB2,891.8 million (US$453.8 million) in 2021, along with the growth of our business. The increase was primarily attributable to an increase in cost of products from RMB1,817.1 million in 2020 to RMB2,826.6 million (US$443.6 million) in 2021, which was primarily due to an increase in e-scooter sales volume.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, decreased from RMB3,133.3 in 2020 to RMB2,786.1 (US$437.2) in 2021, which was primarily due to a change in product mix.

Gross profit

We generated a gross profit of RMB812.8 million (US$127.5 million) in 2021, as compared to a gross profit of RMB559.1 million in 2020. Our gross margin slightly decreased from 22.9% in 2020 to 21.9% in 2021, which was mainly due to higher raw material cost and change in product mix as a result of the launch of various new products.

Selling and marketing expenses

Our selling and marketing expenses increased by 65.4% from RMB200.8 million in 2020 to RMB332.0 million (US$52.1 million) in 2021. The increase was primarily due to an increase of RMB73.7 million in advertising and promotion expenses, an increase of RMB35.3 million in depreciation and amortization, an increase of RMB25.7 million in staff cost, an increase of RMB3.3 million in share-based compensation, and a decrease of RMB2.4 million in travel expenses. The increase in advertising and promotion expenses was due to enhanced advertising and promotional events and branding and marketing activities. The increase in depreciation and amortization was due to higher depreciation of furniture and decoration expenditures of the franchised stores as a result of the increased number of stores. The increase in staff cost and share-based compensation was due to an increase in the number of sales staff and additional share incentive grants. The decrease in travel expenses was due to reduced travel frequency during COVID-19. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our revenues was 4.6% in 2021, as compared to 4.7% in 2020.

Research and development expenses

Our research and development expenses increased by 28.4% from RMB105.3 million in 2020 to RMB135.2 million (US$21.2 million) in 2021. The increase was mainly attributable to an increase of RMB20.4 million in staff cost, an increase of RMB6.1 million in share-based compensation, and an increase of RMB1.3 million in depreciation and amortization and rental expenses. The increase in staff cost and share-based compensation was mainly due to an increase in the number of staff and additional share incentive grants. The increase of depreciation and amortization and rental expenses was due to our efforts to expand our product portfolio. Our research and development expenses as a percentage of our revenues decreased from 4.3% in 2020 to 3.7% in 2021.

General and administrative expenses

Our general and administrative expenses increased by 35.2% from RMB104.9 million in 2020 to RMB141.8 million (US$22.3 million) in 2021. The increase was primarily due to an increase of RMB11.9 million in staff cost, an increase of RMB9.7 million in financial service fee, an increase of RMB4.1 million in foreign currency exchange loss, an increase of RMB3.2 million in depreciation and amortization, an increase of RMB3.1 million in professional fee and an increase of RMB3.0 million in tax and surcharge. The increase in staff cost was mainly due to an increase in the number of staff. The increase in financial service fee was mainly because of the increase in sales from online channels. The increase in foreign currency exchange loss was mainly because of the depreciation of US dollar. The increase in professional fee was mainly due to the increase of audit fee. The increase in tax and surcharges is mainly due to higher revenues. Our general and administrative expenses as a percentage of our revenues decreased from 4.3% in 2020 to 3.8% in 2021.

Government grants

Our government grants increased from RMB22.4 million in 2020 to RMB48.7 million (US$7.6 million) in 2021, mainly consisting of various incentives from local government authorities. Those grants were for the purpose of giving immediate financial support from local government authorities with no future related costs or obligations.

Net income

As a result of the foregoing, our net income was RMB225.8 million (US$35.4 million) in 2021, compared to RMB168.7 million in 2020.

B.Liquidity and Capital Resources

Cash flows and working capital

We had net cash provided by operating activities of RMB465.6 million, RMB334.2 million and net cash used in operating activities of RMB121.9 million (US$17.7 million) in 2020, 2021 and 2022, respectively.

Our primary sources of liquidity have been cash provided by operating activities and financing activities. As of December 31, 2022, we had RMB720.6 million (US$104.5 million) in cash, cash equivalents and restricted cash, of which approximately 39.6% were held in Renminbi and the remainder was mainly held in U.S. dollars.

After considering all facts available to us as of the date of this annual report, we believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our accounts receivable represent primarily accounts receivable from the distributors that purchased our e-scooters and accessories and spare parts. As of December 31, 2021 and 2022, our accounts receivable, net of allowance for doubtful accounts, were RMB268.6 million and RMB299.7 million (US$43.5 million), respectively. Our accounts receivable turnover days increased from 16 days in 2020 to 18 days in 2021, and further to 33 days in 2022 mainly due to our change of credit policies for distributors where selected qualified distributors enjoy credit terms. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our accounts payable and notes payable represent primarily payable to suppliers from whom we purchased raw materials and components for our products. As of December 31, 2021 and 2022, our accounts payable were RMB538.9 million and RMB459.5 million (US$66.6 million), respectively. Our notes payable were RMB143.6 million and RMB316.8 million (US$45.9 million), respectively. The increase was primarily due to our choice to use payable notes with longer payment terms. Our accounts payable turnover days increased from 63 days in 2020 to 68 days in 2021 and further to 107 days in 2022, which was primarily due to the change in our supplier mix and longer payment terms from selected suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

Our advances from customers represent primarily the pre-paid sales price from the distributors that purchased our e-scooters and accessories and spare parts. As of December 31, 2021 and 2022, our advances from customers were RMB17.3 million and RMB24.9 million (US$3.6 million), respectively. Our advances from customer turnover days decreased from 3.5 days in 2020 to 2.8 days in 2021 and further to 2.4 days in 2022. The changes in our advances from customers and the turnover days were primarily due to the fluctuations in pre-sales orders received from distributors. Advance from customers turnover days for a given period are equal to average advances from customers balances at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our inventories primarily include our raw materials, work in progress and finished goods for our e-scooters and accessories and spare parts. As of December 31, 2021 and 2022, our inventories were RMB269.6 million and RMB417.0 million (US$60.5 million), respectively. The increase was primarily due to the advance stockpiling of finished goods in international markets in anticipation of higher demand. Our inventory turnover days decreased from 31 days in 2020 to 26 days in 2021 and increase to 50 days in 2022, which was primarily due to the fluctuations in fulfilment and sales order forecast. Inventory turnover days for a given period are equal to average of the balances of inventories, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

We have the following short-term bank borrowings:

●	In June 2019, Jiangsu Xiaoniu, Beijing Niudian and Changzhou Niudian jointly entered into a facility agreement with SPD Silicon Valley Bank that provided a credit facility of up to RMB120.0 million with tenor period of twelve months. The interest rate for each drawdown was at base interest rate of People’s Bank of China. In June 2020, Jiangsu Xiaoniu entered into an amendment agreement to (i) change the credit facility to RMB160.0 million, and (ii) change the collateral to deposit US Dollar in equivalent to RMB176.0 million at the time of drawdown. In June 2020, Jiangsu Xiaoniu and Changzhou Niudian fully repaid the loans of RMB60.0 million and RMB60.0 million borrowed in June 2019, respectively. Also in June 2020, Jiangsu Xiaoniu and Changzhou Niudian obtained new loans from SPD Silicon Valley Bank under the amendment agreement in amounts of RMB80.0 million and RMB80.0 million, respectively. In June 2021, Jiangsu Xiaoniu and Changzhou Niudian fully repaid the loans. Also In June 2021, Jiangsu Xiaoniu entered into an amendment agreement to (i) extend the maturity date, which was June 12, 2023, (ii) change the interest rate to a fixed rate of 3.5% per annum, which was further changed to 3.2% per annum in December 2021. Also in June 2021, Jiangsu Xiaoniu and Changzhou Niudian obtained new loans from SPD Silicon Valley Bank under the new amended facility agreement in amounts of RMB120.0 million and RMB40.0 million, respectively. In September and December 2021, Changzhou Niudian and Jiangsu Xiaoniu repaid loans of RMB40.0 million and RMB120.0 million, respectively. In December 2021, Jiangsu Xiaoniu obtained new loans from SPD Silicon Valley Bank of RMB160.0 million. In June 2022, Jiangsu Xiaoniu fully repaid the loans. In June 2022, Jiangsu Xiaoniu entered into an amendment agreement to change the fixed interest rate to 3.0% per annum and obtained a loan from SPD Silicon Valley Bank in amount of RMB160.0 million with the maturity date in December 2022. In December 2022, Jiangsu Xiaoniu repaid the loan of RMB160.0 million and obtained a new loan from SPD Silicon Valley Bank in amount of RMB160.0 million with the maturity date in January 2023. As of December 31, 2022, the outstanding balance under this facility was RMB160.0 million bearing interest at 3.0% per annum.
●	In December 2019, Jiangsu Xiaoniu obtained a one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 4.5675% per annum, from Bank of China, which are jointly guaranteed by Beijing Niudian Technology Co., Ltd. and Changzhou Niudian International Trading Technology Co., Ltd. In July 2020, the loan was fully repaid and Jiangsu Xiaoniu obtained a new one-year short-term bank borrowing of RMB20.0 million, which bears interest at a rate of 3.85% per annum, from Bank of China. In July 2021, the loan was fully repaid. In April 2022, Jiangsu Xiaoniu entered into a facility agreement with Bank of China that provides credit facility of up to RMB300.0 million with a one-year term.
●	In November 2020, Jiangsu Xiaoniu entered into a line-of-credit agreement with China Merchants Bank that provide revolving credit facility, in aggregate, for up to RMB100.0 million with a one-year term. In July 2021, Jiangsu Xiaoniu obtained a ten-month short-term borrowing of RMB20.0 million which bears interest at a rate of 3.5% per annum, from China Merchants Bank, to refinance the loan with Bank of China. In December 2021, Jiangsu Xiaoniu entered into a line-of-credit agreement with China Merchants Bank that provide revolving credit facility, in aggregate, for up to RMB200.0 million with a one-year term. In May 2022, Jiangsu Xiaoniu fully repaid the loan of RMB20.0 million borrowed in July 2021, and obtained a new one-year short-term borrowing of RMB20.0 million which bears interest at a rate of 3.3% per annum, from China Merchants Bank. In November 2022, the loan was fully repaid. As of December 31, 2022, the outstanding balance of this loan was nil.

Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A substantial majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current regulations of mainland China permit our mainland China subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our mainland China subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our mainland China subsidiaries have not paid dividends to us. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	465,599	334,175	(121,856)	(17,668)
Net cash provided by (used in) investing activities	(535,232)	(295,059)	397,892	57,689
Net cash provided by (used in) financing activities	(13,164)	6,246	(17,797)	(2,580)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(23,332)	(8,490)	30,043	4,356
Net increase (decrease) in cash, cash equivalents and restricted cash	(106,129)	36,872	288,282	41,797
Cash, cash equivalents and restricted cash at the beginning of the year	501,602	395,473	432,345	62,684
Cash, cash equivalents and restricted cash at the end of the year	395,473	432,345	720,627	104,481

Operating activities

Net cash used in operating activities in 2022 was RMB121.9 million (US$17.7 million). This amount was primarily attributable to net loss of RMB49.5 million (US$7.2 million), adjusted for certain non-cash expenses, principally depreciation and amortization expenses of RMB142.7 million (US$20.7 million) and share-based compensation expenses of RMB58.2 million (US$8.4 million), and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB156.1 million (US$22.6 million) increase in inventories and (ii) a RMB125.9 million (US$18.3 million) increase in prepayments and other current assets. The increase in inventories and prepayments and other current assets was primarily due to the growth of our business and operation.

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

Investing activities

Net cash provided by investing activities in 2022 was RMB397.9 million (US$57.7 million), consisting primarily of cash received from sale of short-term investments and withdrawal from term deposits, partially offset by cash paid for purchases of term deposits, short-term investments, and property, plant and equipment.

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

Financing activities

Net cash used in financing activities in 2022 was RMB17.8 million (US$2.6 million), consisting primarily of repayments for short-term bank borrowings, partially offset by the proceeds from short-term bank borrowings and exercise of employee stock option.

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

Material Cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase obligations.

We made capital expenditures of RMB151.6 million, RMB285.7 million and RMB135.3 million (US$19.6 million) in 2020, 2021 and 2022, respectively. Capital expenditures represent cash paid for purchase of property, plant and equipment, intangible assets and land use right. We will continue to make such capital expenditures to support the expected growth of our business.

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

We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

Our company, Niu Technologies, is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and the VIE. As a result, Niu Technologies’ ability to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the laws of mainland China, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. As of December 31, 2022, as our WFOE, Beijing Niudian, Shanghai Xiaoniu Internet Technology Co., Ltd. and Changzhou Niudian International Trading Technology Co., Ltd. are in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information On the Company—B. Business Overview— NIU Innovation Lab” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Consolidation of variable interest entity (“VIE”)

We account for entities qualifying as VIE in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. We operate our online e-commerce platform in mainland China through the VIE, Beijing Niudian, to ensure that our internet operations comply with applicable laws and regulations of mainland China. Beijing Niudian holds the necessary mainland China operating licenses for the online business. Individuals acting as nominee equity holders hold the legal equity interests of Beijing Niudian on our behalf. A series of contractual arrangements were entered into among the Company, Niudian Information, Beijing Niudian, and the nominee equity holders of Beijing Niudian in May 2015 and were subsequently amended in June 2018 and February 2020. As a result of the contractual agreements, which include Powers of Attorney, an Exclusive Business Cooperation Agreement, an Equity Pledge Agreement, an Exclusive Option to Agreement and Spousal Consent Letters, we have the ability to conduct the business operations of Beijing Niudian, direct its activities, receive substantially all of its economic benefits and have an option to purchase all of the equity interests and assets in Beijing Niudian when and to the extent permitted by the laws of mainland China at RMB100 or a lowest price. In accordance with ASC 810, we consider that Niu Technologies is the primary beneficiary of Beijing Niudian, and accordingly, Beijing Niudian is the VIE under U.S. GAAP. As such, we consolidate the financial results and position of Beijing Niudian in our consolidated financial statements.

Any changes in the laws and regulations of mainland China that affect our ability to conduct the business operations of Beijing Niudian might preclude us from consolidating the entities in the future. We will continually evaluate whether we are the primary beneficiary of the VIE as facts and circumstances change.

Revenue recognition

We generate substantially all of our revenues from sales of electric scooters, accessories and spare parts to our mainland China domestic offline distributors and overseas offline distributors or directly to individual customers online. We also generate our revenues from our subscription-based mobile app services, as well as insurance service as an agent.

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

We identify one performance obligation which is to sell products, such as smart electric scooters, accessories and spare parts, to our mainland China domestic offline distributors and overseas offline distributors or directly to individual customers online. For all sales of products, we require a signed contract or purchase order, which specifies pricing, quantity and product specifications. Revenue of product sales is recognized on a gross basis upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers.

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

Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to domestic offline distributors, overseas offline distributors or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns is estimated based on historical experiences, which were insignificant for the years ended December 31, 2020, 2021 and 2022.

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

We apply a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. We recognize the benefit of a tax position in our consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessitates the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. We records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” of the notes to our consolidated financial statements included elsewhere in this annual report.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Li	44	Chairman of the Board of Directors and Chief Executive Officer
Token Yilin Hu	38	Director
Changqing Ye	52	Independent Director
Mei-Wei Cheng	73	Independent Director
Julian Juul Wolhardt	49	Independent Director
John Jinshu Zhang	63	Independent Director
Fion Wenjuan Zhou	39	Chief Financial Officer

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

Mr. Token Yilin Hu has served as our director since our inception. Mr. Hu has served as our vice president of research and development from September 2014 to October 2022. Mr. Hu has over 15 years of experience in design spanning a variety of products and industries, such as consumer electronics, fashion, autos and smart hardware. Mr. Hu co-founded UTLAB in November 2011, whose use of high-tech materials in the aerospace and auto sectors to create ultimate wearing experience in America and Europe. Prior to UTLAB, Mr. Hu was with Frog Design, a globally renowned design firm, from March 2009 to October 2011, where he led a team of designers to help multinational clients create innovative products and experiences. Prior to that, Mr. Hu worked at Microsoft China from March 2008 to January 2009.

Mr. Changqing Ye has served as our director since October 2018. He currently also serves as an independent director of Baozun Inc., a company listed on Nasdaq, Ascentage Pharma Group International, a company listed on the Hong Kong Stock Exchange, Jinxin Fertility Group Limited, a company listed on the Hong Kong Stock Exchange, Hygeia Healthcare Holdings Limited, a company listed on the Hong Kong Stock Exchange, VNET Group Inc., a company listed on Nasdaq, and NWTN Inc., a company listed on Nasdaq. From October 2018 to September 2022, he served as an independent director of Luzhou Bank, a company listed on the Hong Kong Stock Exchange. From February 2011 to December 2015, Mr. Ye served as an investment committee member and then group chief financial officer and managing director of CITIC PE Group. Prior to that, Mr. Ye worked at PricewaterhouseCoopers’ China and UK offices from July 1992 to January 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in China in 1992 and an MBA from Warwick University in 1999. Mr. Ye is a certified public accountant in China.

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

Mr. Julian Juul Wolhardt has served as our director since October 2018. Mr. Wolhardt is currently chief executive officer of DCP Advisors Limited. From August 2006 to December 2016, Mr. Wolhardt was a partner focused on Greater China at KKR Asia Limited. Prior to joining KKR Asia Limited, Mr. Wolhardt served as executive director at Morgan Stanley Private Equity Asia from 1998 to 2006. Mr. Wolhardt was an analyst at Lazard Freres & Co from 1996 to 1997 and worked at Coopers & Lybrand from 1995 to 1996. Mr. Wolhardt received his bachelor’s degree in accounting from the University of Illinois (Urbana-Champaign) in 1995. Mr. Wolhardt is a certified public accountant and certified management accountant in the U.S.

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

Ms. Fion Wenjuan Zhou has served as our chief financial officer since November 2021. She is responsible for overseeing investor relations, strategic investment, finance, legal, internal controls and ESG compliance of our company. Prior to joining us, Ms. Zhou served as the chief financial officer of Sogou Inc. (NYSE: SOGO) from July 2020 to October 2021. Between 2015 and 2019, Ms. Zhou served as a finance director of Alibaba Group (NYSE: BABA) and as chief financial officer of Yidian Zixun, a leading mobile news aggregator in China. Prior to that, Ms. Zhou also held senior finance roles at Viadeo S.A. and Concord Medical Services Holdings Limited (NYSE: CCM). Ms. Zhou started her career as an auditor at PricewaterhouseCoopers Zhong Tian in 2006. Ms. Zhou received a bachelor’s degree in Financial Management from the University of International Business and Economics in 2006 and an Executive MBA from HEC Paris in 2016. Ms. Zhou is a member of the American Institute of Certified Public Accountants and a Chartered Global Management Accountant.

B.	Compensation

In 2022, we paid an aggregate of approximately RMB4.46 million (US$0.65 million) in cash to our executive officers, and approximately RMB1.03 million (US$0.15 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plans

In January 2016, our shareholders and board of directors approved the 2016 Global Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2018, we amended the 2016 Global Share Incentive Plan, or the Amended and Restated 2016 Plan, so that the maximum aggregate number of ordinary shares that may be issued under the Amended and Restated 2016 Plan is 5,861,480 ordinary shares. As of December 31, 2022, options to purchase 1,801,680 ordinary shares and 3,750 restricted share units had been granted and were outstanding, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company, which became effective immediately prior to the completion of our initial public offering. Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan commencing with the fiscal year ended December 31, 2019, if determined and approved by the board of directors for the relevant fiscal year. Our board of directors has approved annual increases of 2,241,253, 2,285,407, and 2,305,212 ordinary shares for the years ended December 31, 2020, 2021 and 2022, representing 1.5% of total issued and outstanding shares as of December 31, 2019, 2020 and 2021, respectively, pursuant to the 2018 Share Incentive Plan. As of December 31, 2022, options to purchase 2,612,928 ordinary shares and 3,886,908 restricted share units had been granted and were outstanding, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan and 2018 Plan:

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

The following table summarizes, as of December 31, 2022, the options granted and outstanding under the Amended and Restated 2016 Plan and Amended and Restated 2018 Plan to our directors and executive officers and our other employees, excluding options that were forfeited or canceled after the relevant grant dates.

	Ordinary Shares	Exercise
	Underlying	Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Yan Li	*	3.425	August 1, 2019	July 31, 2029
Token Yilin Hu	*	3.425	August 1, 2019	July 31, 2029
Other employees	2,929,808	0.2 and 3.425	February 1, 2018~ August 1, 2019	January 31, 2028~ July 31, 2029

(1)   *  Less than 1% of our total ordinary shares outstanding as of December 31, 2022.

The following table summarizes, as of December 31, 2022, the restricted share units granted and outstanding under the Amended and Restated 2016 Plan and the Amended and Restated 2018 Plan to our directors and executive officers and our other employees, excluding restricted share units that were forfeited or canceled after the relevant grant dates.

Ordinary Shares
Underlying
	Restricted Share		Date of
Name	Units	Date of Grant	Expiration
Changqing Ye	*	October 19, 2022	October 18, 2032
Mei-Wei Cheng	*	October 19, 2022	October 18, 2032
Julian Juul Wolhardt	*	October 19, 2022	October 18, 2032
John Jinshu Zhang	*	October 19, 2022	October 18, 2032
Fion Wenjuan Zhou	*	March 15, 2022	March 14, 2032
Yan Li	*	August 1, 2019	July 31, 2029
Token Yilin Hu	*	August 1, 2019	July 31, 2029
Other employees	3,290,158	February 1, 2019~October 1, 2022	January 31, 2029 ~ September 30, 2032

*  Less than 1% of our total ordinary shares outstanding as of December 31, 2022.

C.	Board Practices

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

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	0	6	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.Employees

As of December 31, 2022, we had 641 full-time employees. We had a total of 623 employees as of December 31, 2021 and 702 employees as of December 31, 2022. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

		% of Total
Function	Number	Employees
Sales and marketing	262	40.9
Research and Development	192	29.9
Supply chain management and general administration	187	29.2
Total number of employees	641	100.0

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

Under the regulations of mainland China, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, medical, work-related injury and unemployment benefit plans. See “Item 3. Key Information— D. Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by the regulations of mainland China may subject us to penalties.”

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 154,277,834 ordinary shares, consisting of 137,735,814 Class A ordinary shares and 16,542,020 Class B ordinary shares, as of February 28, 2023.

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

	Ordinary Shares Beneficially Owned
			% of	% of
	Class A	Class B	total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power***
Directors and Executive Officers**:
Yan Li(1)	767,500	6,615,000	4.8	13.4
Token Yilin Hu(2)	—	8,207,020	5.3	16.1
Changqing Ye	—	—	—	—
Mei-Wei Cheng	*	—	*	*
Julian Juul Wolhardt	*	—	*	*
John Jinshu Zhang	*	—	*	*
Fion Wenjuan Zhou	*	—	*	*
All Directors and Executive Officers as a Group	860,300	14,822,020	10.2	29.5
Principal Shareholders:
Glory Achievement Fund Limited(3)	43,181,935	—	28.0	21.2
Niu Holding Inc.(4)	—	9,927,020	6.4	19.5

*     Less than 1% of our total ordinary shares outstanding as of February 28, 2023.

**   The business address of Messrs. Yan Li, Token Yilin Hu, and Fion Wenjuan Zhou is No.1 Building, No. 195 Huilongguan East Road, Changping District, Beijing 102208, People’s Republic of China. The business address of Mr. Changqing Ye is Flat B, 36/F, Harbour Green, 8 Sham Mong Road, Tai Kok Tsui, Kowloon, Hong Kong. The business address of Mr. Mei-Wei Cheng is 1202 Building 10, Green Court, 777 Biyun Road, Pudong, Shanghai, 201206, People’s Republic of China. The business address of Mr. Julian Juul Wolhardt is 21F, York House, The Landmark, 15 Queen’s Road Central, Hong Kong. The business address of Mr. John Jinshu Zhang is 749 Via del Monte, Palos Verdes Estates, California 90274, the United States of America.

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

(1)	Represents 6,615,000 Class B ordinary shares held by ELLY Holdings Limited, a BVI business company. ELLY Holdings Limited is wholly owned by Dr. Yan Li. The registered address of ELLY Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.
(2)	Represents 8,207,020 Class B ordinary shares out of the 9,927,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which is 82.7% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 17.3% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, our director. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu. According to the arrangement between two shareholders of Niu Holding Inc., Mr. Token Yilin Hu beneficially owned 8,207,020 Class B ordinary shares out of the 9,927,020 Class B ordinary shares held by Niu Holding Inc., and Mr. Carl Chuankai Liu beneficially owned the remaining Class B ordinary shares out of those held by Niu Holding Inc. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(3)	Represents 43,181,935 Class A ordinary shares held by Glory Achievement Fund Limited, a Cayman Islands company, and its affiliated parties. Glory Achievement Fund Limited is ultimately and wholly held by a trust, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Yi’nan Li. The registered address of Glory Achievement Fund Limited is P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands.
(4)	Represents 9,927,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which is 82.7% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 17.3% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, our director and vice president. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

To our knowledge, as of February 28, 2023, a total of 101,545,278 Class A ordinary shares were held by one record holder in the United States, representing approximately 65.8% of our total outstanding shares on an as-converted basis. The record holder is Citibank, N.A., the depositary of our ADS program. None of our outstanding Class B ordinary shares were held by record holders in the United States as of February 28 2023. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

F.Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

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

Demand Registration Rights.  Holders of at least 10% of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least fifty percent (50)% of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than three demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. Regulations of mainland China may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution.”

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

Item 9.The Offer and Listing

A.	Offering and Listing Details

Our ADSs, each representing two Class A ordinary shares, have been listed on The Nasdaq Global Market since October 19, 2018 under the symbol “NIU.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs have been listed on Nasdaq since October 19, 2018 under the symbol “NIU”.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

The following summary of the material Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, mainland China and the United States.

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

Mainland China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that Niu Technologies is not a mainland China resident enterprise for mainland China tax purposes. Niu Technologies is not controlled by a mainland China enterprise or mainland China enterprise group and we do not believe that Niu Technologies meets all of the conditions above. Niu Technologies is a company incorporated outside of mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside of mainland China. For the same reasons, we believe our other entities outside of mainland China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Niu Technologies is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% mainland China tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-mainland China individual shareholders (including the ADS holders) would be subject to any mainland China tax on dividends or gains obtained by such non-mainland China individual shareholders in the event we are determined to be a mainland China resident enterprise. If any mainland China tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-mainland China shareholders of Niu Technologies would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that Niu Technologies is treated as a mainland China resident enterprise.

Provided that our Cayman Islands holding company, Niu Technologies, is not deemed to be a mainland China resident enterprise, holders of the ADSs and ordinary shares who are not mainland China residents will not be subject to mainland China income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-mainland China resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.”

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

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we conduct the business operations of the VIE and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its result of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2022 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

Any cash distributions paid on the ADSs or ordinary shares (including the amount of any mainland China tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the mainland China tax law, we are eligible for the benefit of the United States-mainland China income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs are considered to be readily tradable on the Nasdaq Global Market, which is an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “—Mainland China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to mainland China withholding taxes on dividends paid on the ADSs or ordinary shares (see “—Mainland China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, mainland China withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if mainland China tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as mainland China source income. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under its particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

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

J.Annual Report to Security Holders

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, December 2021 and December 2022 were increases of 2.5%, 0.9% and 1.8%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

Item 12.Description of Securities Other than Equity Securities

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2022, we received approximately US$4,500 as reimbursement from the depositary.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Item 15.Controls and Procedures

A.	Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

C.	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Niu Technologies:

Opinion on Internal Control Over Financial Reporting

We have audited Niu Technologies and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 21, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Huazhen LLP

Beijing, China

April 21, 2023

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

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

	2021		2022
Audit fees(1)	US$	1,296,108	US$	1,267,526
Tax fees(2)		Nil	US$	83,498
(1)	“Audit fees” in 2022 represent the aggregate fees billed or payable for professional services rendered by our principal auditors for the audit of the 2022 consolidated financial statements and internal control over financial reporting as of December 31, 2022 and assistance with and review of documents filed with the SEC.
(2)	“Tax fees” mean the aggregate fees billed for services rendered by independent registered public accounting firm for tax compliance services and tax advisory services.

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

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, Niu Technologies was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

As of the date of this annual report and to our knowledge:

(i)	no governmental entities in the Cayman Islands own shares of Niu Technologies, and no governmental entities in China own shares of Niu Technologies or the VIE;
(ii)	the governmental entities in China do not have a controlling financial interest in Niu Technologies or the VIE;
(iii)	none of the members of the board of directors of Niu Technologies or our operating entities, including the VIE, is an official of the Chinese Communist Party; and
(iv)	none of the currently effective memorandum and articles of association (or equivalent organizing document) of Niu Technologies or the VIE contains any charter of the Chinese Communist Party.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Niu Technologies, its subsidiaries and the variable interest entity are included at the end of this annual report.

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

8.1*	List of Principal Subsidiaries and the variable interest entity

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
Date: April 21, 2023

NIU TECHNOLOGIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Niu Technologies:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Niu Technologies and subsidiaries (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 21, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Revenue recognition for electric scooter sales

As discussed in Note 2(q) and 19 to the consolidated financial statements, the Company recorded RMB2,853,895,423 of revenues related to electric scooter sales for the year ended December 31, 2022, which included revenue generated from electric scooter sales to its PRC domestic offline distributors and overseas offline distributors. The transfer of control of the products is satisfied at a point in time, which occurs when the products are accepted by the domestic offline distributors, overseas offline distributors or individual customers. When the Company sells its products to its domestic offline distributors for domestic sales in the PRC, acceptance of the products by the domestic offline distributors is evidenced by goods receipt notes signed by the domestic offline distributors, which is generally at the Company’s warehouse. When the Company sells its products to overseas offline distributors for oversea sales, acceptance of the products by the overseas offline distributors is evidenced by shipping documents dependent upon the terms of the underlying contract.

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

Beijing, China
April 21,2023

NIU TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2021	2022
				US$
		RMB	RMB	(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	2(f)	208,373,759	534,286,849	77,464,311
Term deposits—current	2(g)	95,635,500	208,589,770	30,242,674
Restricted cash	2(h)	223,971,197	186,340,321	27,016,807
Short-term investments	3	773,678,455	160,406,301	23,256,728
Accounts receivable, net	4	268,557,176	299,742,923	43,458,639
Inventories	5	269,637,042	417,009,148	60,460,643
Prepayments and other current assets	6	56,061,263	205,695,717	29,823,076
Total current assets		1,895,914,392	2,012,071,029	291,722,878

Non-current assets
Term deposits—non-current	2(g)	35,939,250	20,000,000	2,899,727
Property, plant and equipment, net	7	397,215,911	397,356,795	57,611,320
Intangible assets, net	8	3,668,189	1,857,320	269,286
Operating lease right-of-use assets	20	94,201,263	86,597,121	12,555,402
Deferred income tax assets	17(b)	11,907,344	6,132,499	889,129
Other non-current assets	9	2,367,064	12,683,090	1,838,875
Total non-current assets		545,299,021	524,626,825	76,063,739

Total assets		2,441,213,413	2,536,697,854	367,786,617

LIABILITIES
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of VIE without recourse to the Company of RMB180,000,000 and RMB160,000,000 as of December 31, 2021 and 2022, respectively)	10	180,000,000	160,000,000	23,197,819
Notes payable (including notes payable of VIE without recourse to the Company were RMB143,622,874 and RMB316,832,113 as of December 31, 2021 and 2022, respectively)	11	143,622,874	316,832,113	45,936,338
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB523,296,506 and RMB 459,406,790 as of December 31, 2021 and 2022, respectively)		538,930,163	459,466,937	66,616,444
Income taxes payable (including income taxes payable of VIE without recourse to the Company of RMB14,718,748 and RMB1,501,992 as of December 31, 2021 and 2022, respectively)		17,601,525	1,898,065	275,194
Advances from customers (including advances from customers of VIE without recourse to the Company of RMB15,026,392 and RMB23,522,149 as of December 31, 2021 and 2022, respectively)	2(r)	17,266,994	24,931,897	3,614,785
Deferred revenue—current (including deferred revenue-current of VIE without recourse to the Company of RMB32,757,740 and RMB37,539,733 as of December 31, 2021 and 2022, respectively)	2(r)	32,757,740	37,539,733	5,442,750
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB181,985,323 and RMB175,352,229 as of December 31, 2021 and 2022, respectively)	12	198,904,558	192,092,943	27,850,859
Total current liabilities		1,129,083,854	1,192,761,688	172,934,189

The accompanying notes are an integral part of these consolidated financial statements.

		As of December 31,
	Note	2021	2022
Non-current liabilities
Deferred revenue—non-current (including deferred revenue non-current of VIE without recourse to the Company of RMB10,693,692 and RMB11,429,500 as of December 31, 2021 and 2022, respectively)	2(r)	10,693,692	11,429,500	1,657,122
Deferred income tax liabilities (including deferred income tax liabilities of VIE without recourse to the Company of RMB1,992,388 and RMB1,398,279 as of December 31, 2021 and 2022, respectively)	17(b)	1,992,388	1,398,279	202,731
Operating lease liabilities (including operating lease liabilities of VIE without recourse to the Company were RMB13,921,859 and RMB7,569,128 as of December 31, 2021 and 2022, respectively)	20	13,921,859	7,569,128	1,097,420
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of RMB20,967,430 and RMB13,441,382 as of December 31, 2021 and 2022, respectively)	13	20,967,430	13,441,382	1,948,817
Total non-current liabilities		47,575,369	33,838,289	4,906,090

Total liabilities		1,176,659,223	1,226,599,977	177,840,279
Commitments and contingencies	21
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (US$0.0001 par value, 4,900,000,000 shares authorized as of December 31, 2021 and 2022; 137,138,810 and 137,719,542 shares issued and outstanding as of December 31, 2021 and 2022)	14	89,038	89,428	12,966
Class B Ordinary Shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2021 and 2022; 16,542,020 shares issued and outstanding as of December 31, 2021 and 2022)	14	10,316	10,316	1,496
Additional paid-in capital		1,855,403,759	1,915,825,641	277,768,608
Accumulated other comprehensive loss		(51,121,030)	(16,536,686)	(2,397,594)
Accumulated deficit		(539,827,893)	(589,290,822)	(85,439,138)
Total shareholders’ equity		1,264,554,190	1,310,097,877	189,946,338

Total liabilities and shareholders’ equity		2,441,213,413	2,536,697,854	367,786,617

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the Year Ended December 31,
	Note	2020	2021	2022
					US$
		RMB	RMB	RMB	(Note 2(d))
Revenues	19	2,444,328,764	3,704,537,419	3,168,597,334	459,403,430
Cost of revenues		(1,885,180,256)	(2,891,758,188)	(2,498,916,443)	(362,308,827)
Gross profit		559,148,508	812,779,231	669,680,891	97,094,603

Operating expenses:
Selling and marketing expenses		(200,761,383)	(332,007,462)	(440,408,982)	(63,853,300)
Research and development expenses		(105,335,357)	(135,218,399)	(176,478,130)	(25,586,924)
General and administrative expenses		(104,858,814)	(141,798,910)	(158,460,764)	(22,974,651)
Total operating expenses		(410,955,554)	(609,024,771)	(775,347,876)	(112,414,875)
Government grants		22,441,492	48,726,818	16,385,038	2,375,607
Operating income (loss)		170,634,446	252,481,278	(89,281,947)	(12,944,665)

Interest expenses		(7,380,833)	(6,167,805)	(5,715,878)	(828,724)
Interest income		8,787,309	5,375,969	12,860,216	1,864,556
Investment income		17,697,800	21,167,575	10,917,736	1,582,923
Income (loss) before income taxes		189,738,722	272,857,017	(71,219,873)	(10,325,910)
Income tax benefit (expense)	17(a)	(21,086,256)	(47,036,608)	21,756,944	3,154,460
Net income (loss)		168,652,466	225,820,409	(49,462,929)	(7,171,450)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(30,137,470)	(9,657,187)	37,342,724	5,414,186
Unrealized gain on available for sale securities, net income taxes of RMB4,254,339, RMB5,809,288 and RMB1,184,686 for the year 2020, 2021 and 2022, respectively		12,763,017	17,427,865	6,460,896	936,741
Less: reclassification adjustment for gain on available for sale securities realized in net income, net income taxes of RMB4,424,450, RMB5,291,894 and RMB1,698,460 for the year 2020, 2021 and 2022, respectively		(13,273,350)	(15,875,681)	(9,219,276)	(1,336,669)
Comprehensive income (loss)		138,004,663	217,715,406	(14,878,585)	(2,157,192)

Net income (loss) per ordinary share
—Basic	18	1.12	1.47	(0.32)	(0.05)
—Diluted	18	1.07	1.41	(0.32)	(0.05)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income (loss) per ordinary share
—Basic	18	150,897,412	153,672,358	155,176,922	155,176,922
—Diluted	18	157,835,868	160,460,976	155,176,922	155,176,922

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

				Accumulated
			Additional	other		Total
			paid-in	comprehensive	Accumulated	shareholders’
	Ordinary shares		capital	loss	deficit	equity
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	149,416,898	96,471	1,738,102,741	(12,368,224)	(934,300,768)	791,530,220
Net income	—	—	—	—	168,652,466	168,652,466
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(30,137,470)	—	(30,137,470)
Unrealized holding gains on available-for-sale security, net of RMB4,254,339 income taxes	—	—	—	12,763,017	—	12,763,017
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB4,424,450 income taxes	—	—	—	(13,273,350)	—	(13,273,350)
Share-based compensation	—	—	39,608,915	—	—	39,608,915
Exercise of share-based awards	2,943,554	2,031	24,228,415	—	—	24,230,446

Balance as of December 31, 2020	152,360,452	98,502	1,801,940,071	(43,016,027)	(765,648,302)	993,374,244
Net income	—	—	—	—	225,820,409	225,820,409
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(9,657,187)	—	(9,657,187)
Unrealized holding gains on available-for- sale security, net of RMB5,809,288 income taxes	—	—	—	17,427,865	—	17,427,865
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB5,291,894 income taxes	—	—	—	(15,875,681)	—	(15,875,681)
Share-based compensation	—	—	47,218,156	—	—	47,218,156
Exercise of share-based awards	1,320,378	852	6,245,532	—	—	6,246,384

Balance as of December 31, 2021	153,680,830	99,354	1,855,403,759	(51,121,030)	(539,827,893)	1,264,554,190
Net loss	—	—	—	—	(49,462,929)	(49,462,929)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	37,342,724	—	37,342,724
Unrealized holding gains on available-for- sale security, net of RMB1,184,686 income taxes	—	—	—	6,460,896	—	6,460,896
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB1,698,460 income taxes	—	—	—	(9,219,276)	—	(9,219,276)
Share-based compensation	—	—	58,219,186	—	—	58,219,186
Exercise of share-based awards	580,732	390	2,202,696	—	—	2,203,086

Balance as of December 31, 2022	154,261,562	99,744	1,915,825,641	(16,536,686)	(589,290,822)	1,310,097,877
Balance as of December 31, 2022 — US$ (Note 2(d))		14,462	277,768,608	(2,397,594)	(85,439,138)	189,946,338

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2020	2021	2022
				US$
	RMB	RMB	RMB	(Note 2(d))
Operating activities:
Net income (loss)	168,652,466	225,820,409	(49,462,929)	(7,171,450)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Allowance for doubtful accounts	505,912	1,272,454	25,044,327	3,631,086
Share-based compensation	39,608,915	47,218,156	58,219,186	8,440,989
Depreciation and amortization	50,239,037	95,473,048	142,711,409	20,691,209
Reduction in the carrying amount of right-of-use assets	—	10,730,213	8,525,547	1,236,088
Investment income	(17,697,800)	(21,167,575)	(10,917,736)	(1,582,923)
Unrealized foreign exchange loss (gain)	3,358,752	1,882,626	(7,508,084)	(1,088,570)
Deferred income tax expense (benefit)	(18,150,489)	4,321,601	(6,079,533)	(881,449)
Loss on disposal of property, plant and equipment	17,160	235,581	478,457	69,370
Write-down of inventories	5,809,583	3,679,669	8,991,793	1,303,687
Changes in operating assets and liabilities:
Accounts receivable	13,402,725	(168,520,346)	(56,145,868)	(8,140,386)
Inventories	30,565,820	(131,185,130)	(156,107,463)	(22,633,455)
Prepayments and other current assets	1,080,721	(24,763,588)	(125,888,562)	(18,252,126)
Other non-current assets	(391,736)	1,520,050	(1,834,238)	(265,940)
Accounts payable and notes payable	136,838,756	286,726,602	93,747,996	13,592,182
Advances from customers	32,655,527	(22,764,635)	7,545,887	1,094,051
Deferred revenue	(7,944,641)	18,119,340	5,517,801	800,006
Other non-current liabilities	5,846,549	(4,374,815)	(9,365,449)	(1,357,862)
Income tax receivable	—	—	(13,349,602)	(1,935,510)
Income taxes payable	11,541,289	3,046,431	(15,703,460)	(2,276,788)
Accrued expenses and other current liabilities	9,660,165	15,256,165	(13,056,147)	(1,892,963)
Operating lease liabilities, current and non-current	—	(8,351,554)	(7,219,675)	(1,046,754)
Net cash provided by (used in) operating activities	465,598,711	334,174,702	(121,856,343)	(17,667,508)

Investing activities:
Cash paid for purchase of property, plant and equipment	(111,745,878)	(285,745,233)	(135,349,387)	(19,623,816)
Payment of land use rights	(39,749,734)	—	—	—
Purchase of intangible assets	(86,358)	—	—	—
Purchase of term deposits	(411,324,241)	(357,162,950)	(635,470,550)	(92,134,569)
Cash received from redemption of term deposits	445,826,800	353,295,700	551,794,100	80,002,624
Cash paid for purchase of short-term investments	(2,726,500,000)	(6,032,000,000)	(2,593,000,000)	(375,949,661)
Cash received from sale of short-term investments	2,308,347,800	6,027,167,575	3,213,917,736	465,974,270
Prepayment for an investment	—	—	(4,000,000)	(579,945)
Others	—	(614,066)	—	—
Net cash provided by (used in) investing activities	(535,231,611)	(295,058,974)	397,891,899	57,688,903

Financing activities:
Cash received from exercise of employee stock options	24,230,446	6,246,384	2,203,086	319,417
Proceeds from short-term bank borrowings	180,000,000	340,000,000	340,000,000	49,295,367
Repayment for short-term bank borrowings	(217,394,132)	(340,000,000)	(360,000,000)	(52,195,094)
Net cash provided by (used in) financing activities	(13,163,686)	6,246,384	(17,796,914)	(2,580,310)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(23,332,213)	(8,490,370)	30,043,572	4,355,907
Net increase (decrease) in cash, cash equivalents and restricted cash	(106,128,799)	36,871,742	288,282,214	41,796,992
Cash, cash equivalents and restricted cash at the beginning of the year	501,602,013	395,473,214	432,344,956	62,684,126
Cash, cash equivalents and restricted cash at the end of the year	395,473,214	432,344,956	720,627,170	104,481,118

Supplemental information

Interest paid	8,937,637	6,346,189	5,711,056	828,025
Income tax paid	27,695,456	39,668,576	13,374,909	1,939,180
Payable for property, plant and equipment	6,313,746	11,279,464	7,522,480	1,090,657
Prepayment for a service in previous year to purchase of an investment	—	—	3,000,000	434,959

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2021 and 2022, and consolidated revenues, net income and cash flow information for the years ended December 31, 2020, 2021 and 2022, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2021	2022
	RMB	RMB
Cash	82,463,740	493,570,803
Restricted cash	47,829,733	6,229,605
Short-term investments	743,448,951	160,406,301
Accounts receivable, net	267,671,920	298,732,239
Inventories	266,291,644	411,954,893
Prepayments and other current assets	38,715,248	187,576,865
Amounts due from inter-companies	23,235,199	24,251,018

Total current assets	1,469,656,435	1,582,721,724

Term deposits-non-current	20,000,000	20,000,000
Property, plant and equipment, net	394,114,176	394,621,585
Intangible assets, net	1,532,700	1,317,785
Operating lease right-of-use assets	94,201,263	86,597,121
Deferred income tax assets	11,907,344	6,132,499
Other non-current assets	2,367,064	5,677,414

Total assets	1,993,778,982	2,097,068,128

Short-term bank borrowings	180,000,000	160,000,000
Notes payable	143,622,874	316,832,113
Accounts payable	523,296,506	459,406,790
Amounts due to inter-companies	485,716,726	476,120,909
Income taxes payable	14,718,748	1,501,992
Advances from customers	15,026,392	23,522,149
Deferred revenue—current	32,757,740	37,539,733
Accrued expenses and other current liabilities	181,985,323	175,352,229

Total current liabilities	1,577,124,309	1,650,275,915
Deferred revenue-non-current	10,693,692	11,429,500
Deferred income tax liabilities	1,992,388	1,398,279
Operating lease liabilities	13,921,859	7,569,128
Other non-current liabilities	20,967,430	13,441,382

Total liabilities	1,624,699,678	1,684,114,204

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues	2,500,023,611	3,768,134,434	3,187,989,945
Net income (loss)	175,070,451	213,848,471	(9,347,980)
Net cash provided by (used in) operating activities	570,195,979	354,675,219	(74,417,318)
Net cash provided by (used in) investing activities	(518,734,956)	(329,808,349)	455,930,283
Net cash used in financing activities	(37,394,132)	—	(20,000,000)
Effect of foreign currency exchange rate changes on cash and restricted cash	(1,765,646)	(422,991)	7,993,970
Net increase in cash and restricted cash	12,301,245	24,443,879	369,506,935
Cash and restricted cash at the beginning of the year	93,548,349	105,849,594	130,293,473
Cash and restricted cash at the end of the year	105,849,594	130,293,473	499,800,408

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

(c)   Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, depreciable lives of property, plant and equipment and intangible assets, the realization of deferred income tax assets, future warranty expenses, current expected credit loss and discount rate for operating leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)   Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

(f)   Cash and cash equivalents

Cash consists of cash on hand and cash at bank. Cash equivalents represent term deposits with original maturities of three months or less, which are readily convertible to known amounts of cash. The Group believes it is not exposed to significant credit risk on cash and cash equivalents, term deposits and restricted cash. Cash at bank and term deposits are deposited in financial institutions at the following locations:

	As of December 31,
	2021	2022
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in EUR	322,563	5,986,595
—Denominated in RMB	81,007,725	278,917,866
—Denominated in GPB	938	244,790
—Denominated in USD	106,696,922	220,296,524

Total cash and cash equivalents balances held at mainland PRC financial institutions	188,028,148	505,445,775

Financial institutions in the United States
—Denominated in USD	2,186,796	10,087,973

Total cash balances held at United States financial institutions	2,186,796	10,087,973

Financial institutions in the Hong Kong S.A.R.
—Denominated in HKD	6,426,737	78,206
—Denominated in USD	10,815,999	14,631,590

Total cash balances held at Hong Kong S.A.R. financial institutions	17,242,736	14,709,796

Financial institutions in Indonesia
—Denominated in IDR	77,198	707,035
—Denominated in USD	591,480	2,746,479

Total cash balances held at Indonesia financial institutions	668,678	3,453,514

Total cash and cash equivalents balances held at financial institutions	208,126,358	533,697,058

Financial institutions in the mainland of the PRC
—Denominated in RMB	20,000,000	20,000,000
—Denominated in USD	111,574,750	208,589,770

Total term deposits held at mainland PRC financial institutions	131,574,750	228,589,770

(g)   Term deposits

Term deposits include current and non-current term deposits. Current term deposits represent deposits placed with bank with original maturities of more than three months but less than one year. Non-current term deposits represent deposits placed with bank with original maturities of more than one year.

(h)   Restricted cash

Restricted cash is an amount of cash deposited with banks in conjunction with borrowings from banks and notes payable. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings and notes payable. Restricted cash is classified as current asset on the Company’s consolidated balance sheets, as all the balance are expected to be released to cash within the next 12 months from December 31, 2022. The Group’s restricted cash are denominated in RMB and USD and are deposited at financial institutions in the mainland of the PRC.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	208,373,759	534,286,849
Restricted cash	223,971,197	186,340,321
Total cash, cash equivalents and restricted cash	432,344,956	720,627,170

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

Costs incurred in the construction of property, plant and equipment, including down payments and progress payments, are initially capitalized as construction in progress and transferred into their respective asset categories when the assets are ready for their intended use, at which time depreciation commences. Construction in progress is not depreciated until such time when the asset is substantially completed and ready for its intended use. All construction in progress has been transferred into respective asset categories and the balance was nil as of December 31, 2021 and 2022.

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

(m)  Leases

Prior to January 1, 2021, payments made under operating lease were charged to the consolidated statements of comprehensive income (loss) on a straight-line basis over the term of underlying lease. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There are no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Group has no legal or contractual asset retirement obligations at the end of the lease term.

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

(n)   Impairment of long-lived assets

Long-lived assets such as property, plant and equipment, intangible assets and operating lease right-of-use assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets with an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2020, 2021 and 2022.

(o)   Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenues from sales of products are generally subject to VAT at the rate of 13%. Revenues from services are generally subject to VAT at the rate of 6%. VAT are subsequently paid to PRC tax authorities after netting input VAT on purchases and VAT export rebates. The excess of output VAT over input VAT and VAT export rebates is reflected in Accrued expenses and other current liabilities, and the excess of input VAT and VAT export rebates over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

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

As of December 31, 2021 and 2022, the carrying values of other financial instruments approximated to their fair values as their interest rates are comparable to the prevailing interest rates in the market.

The Group’s non-financial assets, such as property, plant and equipment, intangible assets and operating lease right-of-use assets, would be measured at fair value only if they were determined to be impaired.

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

To achieve that core principle, the Group applies the five steps defined under Accounting Standards Codification Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Group allocates the transaction price to each performance obligation based on the relative SSP of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

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

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to domestic offline distributors, overseas offline distributors or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns is estimated based on historical experiences, which were insignificant for the years ended December 31, 2020, 2021 and 2022.

The Group utilizes delivery service providers to deliver products to overseas offline distributors and individual customers (“shipping activities”), but the delivery service is not considered as a separate obligation as the shipping activities are performed before the overseas offline distributors and individual customers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to them but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to overseas offline distributors and individual customers are included as a part of the revenues, and outbound shipping-related costs are recorded as cost of revenues. Shipping costs incurred for sales of products and recognized as cost of revenues were RMB43,743,258, RMB49,456,660 and RMB101,970,407 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was RMB73,901,130. Given the profile of contract terms, RMB62,471,630 of the remaining performance obligation is expected to be recognized as revenue within the next 12 months and RMB11,429,500 is expected to be recognized as revenue between next 12 to 36 months.

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

Changes in the Group’s contract liabilities (advances from customers and deferred revenue) are presented in the following table for the years ended December 31, 2021 and 2022:

Contract liabilities as of January 1, 2021	65,394,281
Cash received in advance, excluding VAT	3,426,755,022
Revenue recognized from opening balance of contract liabilities	(61,217,823)
Revenue recognized from contract liabilities arising during 2021	(3,370,213,054)
Contract liabilities as of December 31, 2021	60,718,426
Cash received in advance, excluding VAT	2,852,443,422
Revenue recognized from opening balance of contract liabilities	(50,024,734)
Revenue recognized from contract liabilities arising during 2022	(2,789,235,984)
Contract liabilities as of December 31, 2022	73,901,130

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

(u)   Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising expenses, promotion expenses and payroll and related expenses for personnel engaged in selling and marketing activities. Advertising expenses, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB86,763,367, RMB160,415,978 and RMB191,776,905 for the years ended December 31, 2020, 2021 and 2022, respectively.

(v)   General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, professional fees, current expected credit losses, foreign currency exchange gains (losses) and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses.

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

(x)   Government Grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Grants that compensate the Group for expenses incurred are recognized in the Group’s consolidated statements of comprehensive income (loss) on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the acquisition cost of an asset are recorded as a liability in the Group’s consolidated balance sheets and are recognized in the Group’s consolidated statements of comprehensive income (loss) over the useful life of the asset. As of December 31, 2021 and 2022, nil of liability was related to the government grants that compensate the acquisition cost of an asset.

The Group’s government grants mainly consist of certain subsidies or tax refund from local government or industrial parks where its offices locate. For the years ended December 31, 2020, 2021 and 2022, RMB22,441,492, RMB48,726,818 and RMB16,385,038 of government grants are recognized in the consolidated statements of comprehensive income (loss), respectively. There were no significant commitment, contingencies or provision for recapture conditions for the government grants received for the years ended December 31, 2020, 2021 and 2022.

(y)   Share-based Compensation

The Company periodically grants share-based awards, including but not limited to, restricted share units and share options to eligible employees and directors.

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

Share-based compensation in relation to the restricted share units is measured based on the fair value of the Company’s ordinary shares at the grant date of the award. The fair value is the closing prices of the Company’s stock traded in the open market as of the grant date. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility (estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Company’s options), risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

(z)    Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of products and expenses in the accompanying consolidated statements of comprehensive income (loss) amounted to RMB13,248,094, RMB31,122,424 and RMB42,637,403 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

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

The financial statements of the Company, its subsidiaries incorporated at Hong Kong S.A.R. and Indonesia are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive income (loss) and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ equity.

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

(cc) Concentration and risk

Concentration of customers and suppliers

No customers individually represent greater than 10% of total revenues of the Group for the years ended December 31, 2020, 2021 and 2022.

A supplier from whom individually represents greater than 10% of total purchases of the Group for the years ended December 31, 2020, 2021 and 2022, is as follows:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%
Supplier A	*	*	298,264,146	12%	354,980,995	13%

A customer accounting for 10% or more of accounts receivable, net is as follows:

	As of December 31,
	2021		2022
	RMB	%	RMB	%
Customer X	117,742,621	44%	135,105,131	45%

A customer accounting for 10% or more of advances from customers is as follows:

	As of December 31,
	2021		2022
	RMB	%	RMB	%
Customer Y	*	*	2,787,482	11%

No suppliers individually represent greater than 10% of accounts payable of the Group as of December 31, 2021 and 2022.

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

(dd) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares or ordinary share equivalents outstanding during the year using the two-class method. Vested share options, which are exercisable for nominal consideration, and vested restricted share units are included in the calculation of the weighted-average number of shares of ordinary shares as ordinary share equivalents. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares used in calculating basic net earnings (loss) per ordinary share and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share option with the exception of vested share options with nominal exercise consideration and unvested restricted share units (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss)per share calculation when inclusion of such shares would be anti-dilutive.

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

For the years ended December 31, 2020, 2021 and 2022, the Group’s PRC subsidiaries made appropriations to the statutory reserves of RMB22,208,130, RMB20,875,864 and RMB42,654, respectively.

(gg) Recent Accounting Pronouncements

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, requiring annual disclosures about transactions with a government that are accounted for by analogizing to a grant or contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Group adopted the new standard on January 1, 2022, which had no material impact on the consolidated financial statements.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Aggregate cost basis	770,000,000	160,000,000
Gross unrealized holding gain	3,678,455	406,301

Aggregate fair value	773,678,455	160,406,301

The Group’s short-term investments represent wealth management products issued by commercial banks in the PRC which are redeemed upon demand of the Group. The wealth management products are invested in debt securities issued by the PRC government, corporate debt securities, bank deposits, central bank bills and other securities issued by other financial institutions. As of December 31, 2021 and 2022, there were no gross unrealized holding losses.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable	273,106,542	329,336,616
Allowance for doubtful accounts	(4,549,366)	(29,593,693)

Accounts receivable, net	268,557,176	299,742,923

The movement of the allowance for doubtful accounts is as follows:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	3,288,535	3,307,381	4,549,366
Additions	505,912	1,272,454	25,044,327
Write-off	(487,066)	(30,469)	—
Balance at the end of the year	3,307,381	4,549,366	29,593,693

5. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Raw materials	194,707,940	149,903,238
Works in progress	27,802	69,290
Finished goods	74,901,300	267,036,620

Inventories	269,637,042	417,009,148

Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to RMB5,809,583, RMB3,679,669 and RMB8,991,793 were made for the years ended December 31, 2020, 2021 and 2022, and were recorded as cost of revenues.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Deductible input VAT and VAT rebates receivable	15,509,025	104,391,993
Advances to suppliers	35,620,903	54,722,157
Deferred charge	2,300,871	14,359,452
Income tax receivable	—	13,349,602
Receivable from online platforms	591,388	11,555,500
Interest receivable	995,789	1,916,240
Others*	1,043,286	5,400,773

Prepayments and other current assets	56,061,263	205,695,717
*	Others mainly include deposits receivable.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Furniture	301,967,565	380,987,667
Building	138,365,906	148,449,403
Machinery and equipment	113,720,676	135,365,960
Office and electronic equipment	29,067,529	31,868,495
Leasehold improvement	10,753,230	10,778,718
Motor vehicles	3,674,913	3,811,160
Property, plant and equipment	597,549,819	711,261,403

Less: Accumulated depreciation	(200,333,908)	(313,904,608)

Property, plant and equipment, net	397,215,911	397,356,795

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	11,942,414	19,702,392	23,554,266
General and administrative expenses	5,237,258	7,856,968	8,113,535
Selling and marketing expenses	27,665,201	62,949,248	104,721,594
Research and development expenses	2,695,347	3,092,290	4,381,707

Total depreciation expense	47,540,220	93,600,898	140,771,102

8. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31, 2021
		Gross		Net
	Amortization	carrying	Accumulated	carrying
RMB	period	amount	amortization	amount
Trademarks	5-10 years	8,248,272	(6,165,790)	2,082,482
Domain name	5-10 years	3,792,424	(3,576,528)	215,896
License	10 years	1,943,396	(573,585)	1,369,811

Total		13,984,092	(10,315,903)	3,668,189

	As of December 31, 2022
		Gross		Net
	Amortization	carrying	Accumulated	carrying
RMB	period	amount	amortization	amount
Trademarks	5-10 years	8,983,153	(8,503,451)	479,702
Domain name	5-10 years	3,820,913	(3,618,766)	202,147
License	10 years	1,943,396	(767,925)	1,175,471

Total		14,747,462	(12,890,142)	1,857,320

Amortization expense on intangible assets was allocated to the following expense items:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	194,340	194,340	194,340
General and administrative expenses	1,783,927	1,677,810	1,745,967

Total amortization expense	1,978,267	1,872,150	1,940,307

As of December 31, 2022, estimated amortization expense of the existing intangible assets for each of the next five years is RMB542,464, RMB262,895, RMB262,895, RMB248,717 and RMB247,428.

9. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Prepayment for an investment	—	7,000,000
Deposits	1,934,441	2,376,350
Prepayment for property, plant and equipment	432,623	1,914,411
Others	—	1,392,329

Other non-current assets	2,367,064	12,683,090

10. SHORT-TERM BANK BORROWINGS

	As of December 31,
	2021	2022
	RMB	RMB
China Merchants Bank loan	20,000,000	—
SPD Silicon Valley Bank loan	160,000,000	160,000,000

Short-term bank borrowings	180,000,000	160,000,000

On July 23, 2021, China Merchants Bank provided Jiangsu Xiaoniu with a 10-month short-term credit bank borrowing of RMB20,000,000 bearing interest of 3.5% per annum. In May 2022, Jiangsu Xiaoniu fully repaid the borrowing, and obtained a 12-month short-term bank borrowing from China Merchants Bank in amounts of RMB20,000,000 bearing interest of 3.3% per annum. In November 2022, Jiangsu Xiaoniu repaid the borrowing. As of December 31, 2022, outstanding balances of the borrowing was nil.

On June 12, 2019, Jiangsu Xiaoniu, Beijing Niudian and Changzhou Niudian jointly entered into a facility agreement with SPD Silicon Valley Bank that provided a credit facility of up to RMB120,000,000 with tenor period of twelve months. The interest rate for each drawdown was at base interest rate of People’s Bank of China. In June 2020, Jiangsu Xiaoniu entered into an amendment agreement to (i) change the facility amount up to RMB160,000,000 and (ii) change the cash security to equivalent amount of RMB176,000,000 at the time of drawdown. In June 2020, Jiangsu Xiaoniu and Changzhou Niudian fully repaid the loans of RMB60,000,000 and RMB60,000,000 borrowed in June 2019, respectively, and the restricted cash in US dollar deposit equivalent to RMB132,000,000 was released. Also in June 2020, Jiangsu Xiaoniu and Changzhou Niudian obtained new loans from SPD Silicon Valley Bank under the amendment agreement in amounts of RMB80,000,000 and RMB80,000,000, respectively. The Company provided cash security with US dollar deposit equivalent to RMB176,000,000 at the bank. In June 2021, Jiangsu Xiaoniu and Changzhou Niudian fully repaid the loans and the restricted cash was released. Also in June 2021, Jiangsu Xiaoniu entered into an amended facility agreement to (i) extend the facility maturity date to June 12, 2023, and (ii) change the interest rate to a fixed rate of 3.5% per annum, which was further changed to 3.2% per annum in December 2021. Also in June 2021, Jiangsu Xiaoniu and Changzhou Niudian obtained new loans from SPD Silicon Valley Bank under the new amended facility agreement in amounts of RMB120,000,000 and RMB40,000,000, respectively. The Company provided cash security with US dollar deposit equivalent to RMB176,000,000 at the bank. In September and December 2021, Changzhou Niudian and Jiangsu Xiaoniu repaid loans of RMB40,000,000 and RMB120,000,000, respectively, and the restricted cash was released. In December 2021, Jiangsu Xiaoniu obtained a new loan from SPD Silicon Valley Bank under the amendment agreement in amounts of RMB160,000,000. In June 2022, Jiangsu Xiaoniu fully repaid the loan and the restricted cash was released and Jiangsu Xiaoniu entered into an amended facility agreement to change the interest rate to 3.0% per annum, and obtained a loan from SPD Silicon Valley Bank in amount of RMB160,000,000 with the maturity date in December 2022. In December 2022, Jiangsu Xiaoniu repaid such loan and obtained a loan from SPD Silicon Valley Bank in amount of RMB160,000,000 with the maturity date in January 2023. As of December 31, 2021 and 2022, total outstanding balance of these loans were RMB160,000,000 and RMB160,000,000, respectively, and total outstanding balance of restricted cash were equivalent to RMB176,141,464 and RMB176,204,380, respectively. In January 2023, Jiangsu Xiaoniu fully repaid the loan and the restricted cash was released.

11. NOTES PAYABLE

On December 31, 2021 and 2022, Jiangsu Xiaoniu obtained credit facility of up to RMB200,000,000 from China Merchants Bank and RMB300,000,000 from Bank of China, respectively, for both bank borrowings and notes payable with tenor period of twelve months. As of December 31, 2021 and 2022, notes payable represent bank acceptance notes with non-interest bearing, issued to suppliers by the Group, which are due within twelve months.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB
Refundable payment—current	36,977,756	41,735,515
Accrued payroll and social insurance	34,931,618	28,508,469
Warranty—current	29,854,144	24,797,169
Other taxes payable	17,056,573	18,813,540
Construction payable	10,829,465	16,512,545
Sales rebate	36,275,780	13,878,273
Operating lease liabilities—current	7,689,187	7,743,648
Interest payable	275,178	280,000
Others*	25,014,857	39,823,784

Accrued expenses and other current liabilities	198,904,558	192,092,943
*	Others mainly include accrued marketing expenses, accrued professional fees and other general corporate expenses.

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

Movement of provision for warranty is as follows:

	For the Year Ended December 31,
	2020	2021	2022
Accrued warranty—beginning of year	59,951,866	59,195,896	47,788,122
Accrual for warranties issued during the year	35,197,541	35,181,557	20,355,810
Warranty claims paid	(18,590,107)	(22,554,689)	(23,894,070)
Pre-existing warranty expired	(17,363,404)	(24,034,642)	(10,437,572)
Accrued warranty—end of year	59,195,896	47,788,122	33,812,290

13. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Warranty—non-current	17,933,978	9,015,121
Refundable payment from franchised stores—non-current	1,680,058	1,233,466
Others	1,353,394	3,192,795

Other non-current liabilities	20,967,430	13,441,382

14. ORDINARY SHARE

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

On August 18, 2020, a Class B ordinary shareholder converted 1,260,000 Class B ordinary shares to Class A ordinary shares.

On May 17, 2021, a Class B ordinary shareholder converted 1,440,000 Class B ordinary shares to Class A ordinary shares.

As of December 31, 2022, there were 137,719,542 Class A ordinary shares and 16,542,020 Class B ordinary shares outstanding.

15. SHARE-BASED COMPENSATION

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

In September 2018, the Company’s Shareholders and Board of Directors approved the 2018 Share Incentive Plan (the “2018 Plan”). Under the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan, if determined and approved by the board of directors for the relevant fiscal year. The board of directors has approved annual increases of 2,241,253, 2,285,407, and 2,305,212 ordinary shares for the years ended December 31, 2020, 2021 and 2022, representing 1.5% of total issued and outstanding shares as of December 31, 2019, 2020 and 2021, respectively, pursuant to the 2018 Share Incentive Plan.

A summary of the share options activities under the Amended 2016 Plan and the 2018 Plan for the year ended December 31, 2022 is presented below:

		Weighted	Weighted
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	share	price	years	value
		US$		US$
Outstanding at January 1, 2022	4,655,428	2.07
Granted	—	—
Exercised	(228,020)	1.44
Forfeited	(12,800)	0.20
Outstanding at December 31, 2022	4,414,608	2.11	5.38	4,351,057
Exercisable as of December 31, 2022	3,669,818	1.86	5.13	4,305,679

Compensation costs recognized for share options for the years ended December 31, 2020, 2021 and 2022 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	171,501	8,318	—
Selling and marketing expenses	3,012,857	2,235,102	1,936,414
Research and development expenses	4,895,748	4,018,126	3,862,189
General and administrative expenses	9,614,592	6,649,255	5,008,382
Total share options compensation expense	17,694,698	12,910,801	10,806,985

As of December 31, 2022, RMB6,049,531 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 0.59 years.

A summary of the restricted share units activities for the year ended December 31, 2022 is presented below:

		Weighted
		average grant
	Number of	date fair
	shares	value
		US$
Unvested as of January 1, 2022	3,019,048	6.32

Granted	2,683,756	3.98
Vested	(972,642)	5.97
Forfeited	(638,754)	5.85
Cancelled	(200,750)	11.77

Unvested as of December 31, 2022	3,890,658	4.59

For the year ended December 31, 2022, 2,555,756 restricted share units, including 790,756 restricted share units granted for replacement as mentioned below, were granted with vesting in four equal annual installments and 128,000 restricted share units were granted with vesting in two equal annual installments under the 2018 Plan.

In March 2022, the Company entered into an arrangement with four grantees, whereby all of their unvested 120,750 restricted share units were cancelled and with the concurrent grant of 790,756 restricted share units with vesting in four equal annual installments under the 2018 Plan. The total compensation costs in amount of RMB27,615,088 relating to the modified award, including the unrecognized compensation cost remaining from the original awards and the incremental compensation cost resulting from the modification, were recognized ratably over the grantees’ remaining requisite service period of the modified award.

In December 2022, the Company entered into agreements with two grantees, whereby all of their unvested 80,000 restricted share units were cancelled and the unrecognized compensation cost of RMB1,562,099 was recognized as compensation costs immediately in the consolidated statement of comprehensive loss for the year ended December 31, 2022.

Compensation costs recognized for restricted share units for the years ended December 31, 2020, 2021 and 2022 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	472,182	838,515	1,224,796
Selling and marketing expenses	6,932,616	11,057,530	13,497,270
Research and development expenses	6,021,889	13,043,898	18,499,553
General and administrative expenses	8,487,530	9,367,412	14,190,582
Total restricted share units compensation expense	21,914,217	34,307,355	47,412,201

As of December 31, 2022, RMB99,977,753 of total unrecognized compensation expense related to restricted share units is expected to be recognized over a weighted average period of approximately 2.62 years.

Total share-based compensation expenses recognized for the years ended December 31, 2020, 2021 and 2022 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	643,683	846,833	1,224,796
Selling and marketing expenses	9,945,473	13,292,632	15,433,684
Research and development expenses	10,917,637	17,062,024	22,361,742
General and administrative expenses	18,102,122	16,016,667	19,198,964
Total share-based compensation expense	39,608,915	47,218,156	58,219,186

16. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2021 and 2022, respectively:

	December 31, 2022			Total
RMB	Level 1	Level 2	Level 3	Fair Value
Short-term investments (Note 3)	—	160,406,301	—	160,406,301

	December 31, 2021			Total
RMB	Level 1	Level 2	Level 3	Fair Value
Short-term investments (Note 3)	—	773,678,455	—	773,678,455

17. INCOME TAX

a)    Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

United States

Under the current U.S. federal corporate income tax, the Company’s subsidiary in United States are subject to 21% income tax on its taxable income generated from operations in United States. The company’s subsidiaries have no taxable income for all periods presented.

British Virgin Islands

Under the current laws of the British Virgin Islands (“B.V.I.”), entities incorporated in the B.V.I. are not subject to tax on their income or capital gains.

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

PRC

Under the PRC Corporate Income Tax Law (“CIT Law”), preferential tax treatments will be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). Jiangsu Xiaoniu has been qualified as a HNTE and enjoys a preferential income tax rate of 15% for the fiscal years from 2021 to 2023. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Group’s other PRC subsidiaries, the VIE, and VIE’s other subsidiaries are subject to the statutory income tax rate of 25%.

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

The components of income (loss) before income taxes are as follows:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cayman	(1,356,797)	(9,397,404)	(10,448,513)
Indonesia	(1,124,698)	(881,810)	(984,230)
Hong Kong S.A.R.	(7,773,553)	(6,700,069)	(14,613,793)
B.V.I.	—	—	(278,774)
PRC, excluding Hong Kong S.A.R.	199,993,770	289,836,300	(44,894,563)
Total	189,738,722	272,857,017	(71,219,873)

Income tax expense (benefit) consists of the following:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expense (benefit)	39,236,745	42,715,007	(15,677,411)
Deferred income tax expense (benefit)	(18,150,489)	4,321,601	(6,079,533)
Total	21,086,256	47,036,608	(21,756,944)

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

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Computed expected income tax expense (benefit)	47,434,681	68,214,254	(17,804,968)
Non-PRC entities not subject to income tax	2,563,762	4,244,821	6,581,327
Research and development expenses bonus deduction	(18,776,104)	(23,328,287)	(34,910,421)
Non-deductible share-based compensation expenses	9,453,660	11,015,406	13,866,734
Other non-deductible expenses	446,051	723,768	638,898
Preferential tax rate difference	—	—	(3,075,033)
Tax filing differences	267,137	2,682,378	(3,770,720)
Change in valuation allowance	(20,302,931)	(16,515,732)	16,717,239

Actual income tax expense (benefit)	21,086,256	47,036,608	(21,756,944)
Effect of preferential tax rates on basic earnings per Class A and Class B ordinary share	—	—	0.02
Effect of preferential tax rates on diluted earnings per Class A and Class B ordinary share	—	—	0.02

b)    Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2021	2022
	RMB	RMB
Deferred income tax assets
Net operating loss carry forwards	22,656,515	33,325,461
Accrued warranty	11,947,031	5,071,844
Accrued payroll and social insurance	986,755	—
Deferred revenue	12,131,023	8,470,357
Allowance for doubtful accounts	1,136,674	7,037,684
Write-downs for inventories	1,793,858	825,208
Less: Valuation allowance	(24,508,473)	(40,764,285)

Total deferred income tax assets, net	26,143,383	13,966,269

Deferred income tax liabilities
Short-term investments	859,258	60,946
Property, plant and equipment	15,369,169	9,171,103

Total deferred income tax liabilities	16,228,427	9,232,049

Net deferred income tax assets	11,907,344	6,132,499
Net deferred income tax liabilities	1,992,388	1,398,279

As of December 31, 2022, the Group had net operating loss carry forwards of RMB133,301,844 attributable to the PRC subsidiaries, the VIE and VIE’s subsidiaries. Tax losses of RMB6,303,283, nil, RMB29,986,636, RMB21,713,526 and RMB75,298,399 will expire, if unused, by 2023, 2024, 2025, 2026 and 2027, respectively.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. The valuation allowance as of December 31, 2021 and 2022 was primarily provided for the deferred income tax assets of certain PRC subsidiaries, VIE and VIE’s subsidiaries. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	62,864,281	41,219,052	24,508,473
Additions (Reversals)	(20,302,931)	(16,515,732)	16,717,239
Decrease relating to expiration of loss carry forwards	(1,342,298)	(194,847)	(461,427)

Balance at the end of the year	41,219,052	24,508,473	40,764,285

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries for the years from 2018 to 2022 are open to examination by the PRC tax authorities.

18. NET INCOME (LOSS) PER ORDINARY SHARE

The following table sets forth the basic and diluted net income (loss) per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to ordinary shareholders	168,652,466	225,820,409	(49,462,929)

Denominator:
Weighted average number of ordinary shares outstanding	150,775,447	153,174,715	154,109,051
Weighted average number of ordinary shares equivalents outstanding	121,965	497,643	1,067,871

Denominator for basic net income (loss) per ordinary share	150,897,412	153,672,358	155,176,922
Dilutive effect of outstanding share options	4,900,551	4,366,690	—
Dilutive effect of unvested restricted share units	2,037,905	2,421,928	—

Denominator for diluted net income (loss) per ordinary share	157,835,868	160,460,976	155,176,922

Net income (loss) per ordinary share
—Basic	1.12	1.47	(0.32)
—Diluted	1.07	1.41	(0.32)

Securities that could potentially dilute basic net income per share in the future that were not included in the computation of diluted net income (loss) per share because to do so would have been antidilutive for the years ended December 31, 2020, 2021 and 2022 are as follow:

	For the Year Ended
	December 31,
	2020	2021	2022
Share options	—	—	4,414,608
Unvested restricted share units	66,800	—	3,890,658

19. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Electric scooter sales	2,143,292,397	3,252,988,512	2,853,895,423
Accessory and spare parts sales	258,928,790	397,088,122	242,296,734
Service revenues	42,107,577	54,460,785	72,405,177
Revenues	2,444,328,764	3,704,537,419	3,168,597,334

The following summarizes the Group’s revenue from the following geographic areas (based on the location of customers):

	For the Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
PRC	2,039,210,587	3,158,966,932	2,583,843,616
Europe	305,244,466	430,201,301	343,157,877
Others	99,873,711	115,369,186	241,595,841
Revenues	2,444,328,764	3,704,537,419	3,168,597,334

20. OPERATING LEASES

The Group leases its facilities and offices under non-cancelable operating lease agreements. For the year ended December 31, 2021, the operating lease cost and short-term lease cost were RMB11,947,682 and RMB1,357,660, respectively. For the year ended December 31, 2022, the operating lease cost and short-term lease cost were RMB9,352,700 and RMB847,735, respectively. There were no leasing costs other than operating lease costs and short-term lease costs for the years ended December 31, 2021 and 2022.

A summary of supplemental information related to operating leases as of December 31, 2021 and 2022 is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Operating lease right-of-use assets	94,201,263	86,597,121

Operating lease liabilities—current	7,689,187	7,743,648
Operating lease liabilities—non-current	13,921,859	7,569,128
Total operating lease liabilities	21,611,046	15,312,776

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	9,569,023	8,046,828
Right-of-use assets obtained in exchange for new operating lease liabilities	10,201,553	921,405
Right-of-use assets obtained in exchange for prepayment for land use right	26,550,000	—
Modification to operating lease liabilities	(11,469,923)	—

The weighted average remaining lease term as of December 31, 2022 were 2.5 years, and the weighted average discount rate of the operating leases were 4.60%.

Maturities of lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2022 were as follows:

As of December 31, 2022
RMB
Within 1 year	8,271,447
After 1 year but within 2 years	5,130,512
After 2 years but within 3 years	2,197,223
After 3 years but within 4 years	555,785
Total undiscounted lease payment	16,154,967
less: Imputed interest	(842,191)
Present value of lease liabilities	15,312,776

As of December 31, 2022, the Group has no significant lease contract that has been entered into but not yet commenced.

Rental expenses were RMB14,034,591 for the year ended December 31, 2020.

21. COMMITMENTS AND CONTINGENCIES

The Group did not have any significant capital or other commitments or guarantees or contingencies as of December 31, 2022.

22. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, consolidated VIE and VIE’s subsidiaries, under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, consolidated VIE and VIE’s subsidiaries” and the subsidiaries, consolidated VIE and VIE’s subsidiaries’ income as “Share of income from subsidiaries, consolidated VIE and VIE’s subsidiaries” on the condensed statements of results of operations. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements. As of December 31, 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Niu Technologies, except for those, which have been separately disclosed in the consolidated financial statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2021	2022
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	107,768,887	12,375,894
Term deposits-current	95,635,500	208,589,770
Restricted cash	176,141,464	176,204,380
Prepayments and other current assets	8,394,159	12,486,238

Total current assets	387,940,010	409,656,282

Non-current assets
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries	865,698,047	906,298,879
Term deposits—non-current	15,939,250	—
Other non-current assets	—	1,219

Total assets	1,269,577,307	1,315,956,380

Liabilities
Current liabilities
Amount due to subsidiaries, consolidated VIE and VIE’s subsidiaries	4,262,270	4,262,270
Accrued expenses and other current liabilities	760,847	1,596,233

Total current liabilities and total liabilities	5,023,117	5,858,503

Shareholders’ equity:
Class A ordinary shares	89,038	89,428
Class B ordinary shares	10,316	10,316
Additional paid-in capital	1,855,403,759	1,915,825,641
Accumulated other comprehensive loss	(51,121,030)	(16,536,686)
Accumulated deficit	(539,827,893)	(589,290,822)

Total shareholders’ equity	1,264,554,190	1,310,097,877

Total liabilities and shareholders’ equity	1,269,577,307	1,315,956,380

(b)	Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Total operating expenses	(7,308,201)	(11,441,931)	(15,414,575)
Share of income (loss) from subsidiaries, consolidated VIE and VIE’s subsidiaries	47,710,647	235,264,719	(39,264,560)
Interest income	5,951,405	1,997,621	5,216,206

Income (loss) before income taxes	46,353,851	225,820,409	(49,462,929)
Income tax expense	—	—	—

Net income (loss)	46,353,851	225,820,409	(49,462,929)

(c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(55,920,062)	25,839,822	(23,565,305)
Net cash provided by (used in) investing activities	34,502,559	16,132,750	(95,940,040)
Net cash provided by financing activities	24,230,446	6,246,384	2,203,086
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(16,693,391)	(6,107,381)	21,972,182

Net increase (decrease) in cash, cash equivalents and restricted cash	(13,880,448)	42,111,575	(95,330,077)

Cash, cash equivalents and restricted cash at the beginning of the year	255,679,224	241,798,776	283,910,351

Cash, cash equivalents and restricted cash at the end of the year	241,798,776	283,910,351	188,580,274