Form 20-F/A
period 2022-12-31
Niu Technologies
filed 2023-08-08
CIK 1744781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Yes ☐ No ☐

EXPLANATORY NOTE

Niu Technologies (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2023 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to (i) “Item 3. Key Information – Permissions Required from the PRC Government Authorities for Our Operations” and “– Permissions Required from the PRC Authorities for Overseas Financing Activities,” (ii) certain risk factors under “Item 3. Key Information – Risk Factors – Risks Related to Doing Business in China” and “– Risks Related to Our ADSs,” and (iii) “Item 19. Exhibits” in the Original Filing.

This Amendment No. 1 is being filed solely to address the Staff’s comments as set out above. This Amendment No. 1 speaks as of the date of the Original Filing, or April 21, 2023. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing, including the disclosure in Item 3 except as required to reflect the amendments in response to the Staff’s comments. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to April 21, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

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

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the VIE have obtained all requisite licenses, permits and approvals from the PRC government authorities for the business operations of our subsidiaries and the VIE in mainland China. These permissions and approvals include, among others, CCC certification, ICP License, Production License for National Industrial Products, and Motorcycle Production Access Certificate. For more information, see “Item 4.B. Information on the Company—Business Overview — Regulations.” Our mainland China subsidiaries and the VIE have not been denied for any permission or approval from any PRC government authority with respect to the operation of our business. As of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries and the VIE are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other PRC government authorities with respect to the operation of our business and previous issuances of securities by our company to foreign investors, except for the permissions or approvals listed above that have been obtained. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals to operate business or offer securities to foreign investors, and may not be able to maintain or renew our current licenses, permits, filings or approvals. If we, our mainland China subsidiaries and the VIE (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities being registered to foreign investors, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our ADSs to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in the regulation on internet-related businesses and companies in mainland China.”

Permissions Required from the PRC Authorities for Overseas Financing Activities

Meanwhile, the PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Trial Measures”), which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic enterprises that have completed overseas listings are not required to make any immediate filing with the CSRC. However, such companies will be required to comply with the filing requirements under the Overseas Listing Trial Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings. Any failure to obtain or delay in obtaining such approval or completing such review or filing procedures under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, could subject us to restrictions and penalties imposed by the CSRC, which could include fines and penalties on our operations in mainland China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

As of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries and the VIE are not required to obtain permissions from the CSRC, or go through cybersecurity review by the CAC, or obtain permission or approval from other PRC government authorities with respect to previous issuances of securities by our company to foreign investors. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.”

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

A.      Risk Factors

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

We conduct our business primarily in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operations, and our ordinary shares and ADSs may decline in value or become worthless. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in mainland China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and our ordinary shares and ADSs may decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Certain judgments obtained against us and our directors and officers by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets.

In addition, some of our directors and officers reside within China or are PRC nationals. As a result, it may also be difficult or impossible for you to bring an action against our directors and officers in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against the assets of our directors and officers.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

8.1†	List of Principal Subsidiaries and the variable interest entity

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG Huazhen LLP

15.2*	Consent of DaHui Lawyers

101.INS*	XBRL Instance Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*        Filed herewith

**      Furnished herewith

†        Previously filed with the Original Filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Niu Technologies

	By:	/s/ Yan Li
Name: Yan Li
Title: Chairman of the Board of Directors and Chief
Executive Officer
Date: August 8, 2023

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