Form 20-F
period 2023-12-31
Niu Technologies
filed 2024-04-24
CIK 1744781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.

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

138,575,010 Class A ordinary shares and 16,542,020 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (P32.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐ No ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“NIU,” “we,” “us,” and “our” are to Niu Technologies, our Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and the subsidiaries of the VIE;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“our company” is to Niu Technologies, our Cayman Islands holding company;
●	“the variable interest entity” and “the VIE” are to Beijing Niudian Technology Co., Ltd., or Beijing Niudian. The VIE is a domestic company incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
●	“WFOE” are to Beijing Niudian Information Technology Co., Ltd., or Niudian Information, a wholly foreign-owned entity in China;
●	“RMB” and “Renminbi” are to the legal currency of mainland China; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of smart electric two-wheeled vehicle industry;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with our users/customers, suppliers, strategic partners and other stakeholders;
●	competition in our industry; and
●	government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information— D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Niu Technologies is not an operating company in mainland China but a Cayman Islands holding company with operations primarily conducted through (i) our mainland China subsidiaries and (ii) contractual arrangements with the VIE based in mainland China. The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in mainland China through the VIE, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to conduct the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 99.8%, 99.7%, and 99.6% of our total revenues for the year ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “our company” refers to Niu Technologies, whereas “NIU,” “we,” “us,” and “our” refer to Niu Technologies, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

There are also substantial uncertainties regarding the interpretation and application of the current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with the regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, or the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” And “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry-Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash inflows of Niu Technologies were primarily generated from the proceeds received from Niu Technologies’ public offerings of ordinary shares, other financing activities and cash generated from our operating activities. For the years ended December 31, 2021, 2022 and 2023, Niu Technologies did not provide any capital contributions or loans to our mainland China subsidiaries. For the years ended December 31, 2021, 2022 and 2023, the VIE did not receive loans provided by Niu Technologies. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between Niu Technologies and a subsidiary, the VIE or its subsidiary, no subsidiaries paid dividends or made other distributions to Niu Technologies, and no dividends or distributions were paid or made to U.S. investors.

For the years ended December 31, 2021, 2022 and 2023, our subsidiaries did not provide capital contributions to the VIE. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

For the years ended December 31, 2021, 2022 and 2023, the VIE has paid RMB203.4 million, RMB112.2 million and RMB56.8 million (US$8.0 million) of service fee to our WFOE, respectively. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

As a Cayman Islands holding company, we may receive dividends from our mainland China subsidiaries. Under the Enterprise Income Tax Law of the PRC and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our mainland China subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where Niu Technologies, the direct parent company of our subsidiaries, is incorporated, does not have such a tax treaty with mainland China. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the mainland China enterprise distributing the dividend at all times within the twelve-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Niu Technologies Group Limited, which directly owns our mainland China subsidiary, Niudian Information, is incorporated in Hong Kong. However, if Niu Technologies Group Limited is not considered to be the beneficial owner of the dividends paid to it by Niudian Information under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.
(2)	Under the terms of VIE agreements, our mainland China subsidiaries may charge the VIE for services provided to VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our mainland China subsidiaries and eliminate in consolidation. For income tax purposes, our mainland China subsidiaries and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our mainland China subsidiaries and are tax neutral.
(3)	The VIE and one of its subsidiary qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign investment enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our mainland China subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our mainland China subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our mainland China subsidiaries for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the mainland China subsidiaries.

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

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the VIE have obtained all requisite licenses, permits and approvals from the PRC government authorities for the business operations of our subsidiaries and the VIE in mainland China. These permissions and approvals include, among others, China Compulsory Certification, the Value-added Telecommunications Business Operation Licenses for Information Services via Internet, Production License for National Industrial Products, and Motorcycle Production Access Certificate. For more information, see “Item 4. Information on the Company—B. Business Overview— Regulations.” Our mainland China subsidiaries and the VIE have not been denied for any permission or approval from any PRC government authority with respect to the operation of our business. As of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries and the VIE are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other PRC government authorities with respect to the operation of our business and previous issuances of securities by our company to foreign investors, except for the permissions or approvals listed above that have been obtained. However, given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals to operate business or offer securities to foreign investors, and may not be able to maintain or renew our current licenses, permits, filings or approvals. If we, our mainland China subsidiaries and the VIE (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities being registered to foreign investors, or (ii) inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our ADSs to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in the regulation on internet-related businesses and companies in mainland China.”

Permissions Required from the PRC Authorities for Overseas Financing Activities

The PRC government has sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or collectively, the Overseas Listing Trial Measures, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic enterprises that have completed overseas listings are not required to make any immediate filing with the CSRC. However, such companies will be required to comply with the filing requirements under the Overseas Listing Trial Measures if and when they pursue any future securities offerings or listings outside of mainland China, including but not limited to follow-on offerings and secondary listings. Any failure to obtain or delay in obtaining such approval or completing such review or filing procedures under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, could subject us to restrictions and penalties imposed by the CSRC, which could include fines and penalties on our operations in mainland China, delays to or restrictions on the repatriation of the proceeds from our offshore offerings into mainland China, restrictions on or delays to our future offshore financing transactions, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

As of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries and the VIE are not required to obtain permissions from the CSRC, or go through a cybersecurity review by the CAC, or obtain permission or approval from other PRC government authorities with respect to the previous issuances of securities by our company to foreign investors. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.”

Financial Information Related to Our Subsidiaries and the VIE

The following table presents the condensed consolidating schedule of results of operations for our subsidiaries and the VIE for the periods presented. In this table:

●	“Niu Technologies” refers to our Cayman Islands holding company.
●	“Other Subsidiaries” refer to the sum of Niu Technologies Group Limited, Beijing Niudian Information Technology Co., Ltd. and other wholly-owned subsidiaries.
●	“WFOE” refers to Beijing Niudian Information Technology Co., Ltd., or Niudian Information.
●	“VIE and VIE’s Subsidiaries” refer to the sum of Beijing Niudian Technology Co., Ltd., or Beijing Niudian, and all of its subsidiaries in mainland China.

Consolidating Statements of Income/(Loss) Information

	For the Year Ended December 31, 2023
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	28,543	53,552	2,645,570	(75,907)	2,651,758
Cost of revenues (4)	—	(17,183)	(621)	(2,075,462)	12,255	(2,081,011)
Gross profit	—	11,360	52,931	570,108	(63,652)	570,747
Selling and marketing expenses (4)	—	(19,242)	(36,693)	(486,171)	46,371	(495,735)
Research and development expenses (4)	—	—	(20,766)	(145,968)	15,748	(150,986)
General and administrative expenses (4)	(17,739)	(2,308)	(19,551)	(206,654)	1,734	(244,518)
Total operating expenses	(17,739)	(21,550)	(77,010)	(838,793)	63,853	(891,239)
Government grants	—	—	—	2,969	—	2,969
Share of (loss) income from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	(270,499)	—	—	—	270,499	—
Interest expenses	—	—	—	(1,424)	—	(1,424)
Interest income	16,402	4	5	19,081	—	35,492
Investment income	—	—	—	1,426	—	1,426
(Loss) income before income taxes	(271,836)	(10,186)	(24,074)	(246,633)	270,700	(282,029)
Income tax benefit (expense)	—	2	(1)	10,192	—	10,193
Net (loss) income	(271,836)	(10,184)	(24,075)	(236,441)	270,700	(271,836)

	For the Year Ended December 31, 2022
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	43,448	105,328	3,187,990	(168,169)	3,168,597
Cost of revenues (4)	—	(41,143)	(28,233)	(2,483,840)	54,300	(2,498,916)
Gross profit	—	2,305	77,095	704,150	(113,869)	669,681
Selling and marketing expenses (4)	—	(15,480)	(44,789)	(446,149)	66,009	(440,409)
Research and development expenses (4)	—	—	(19,770)	(202,940)	46,232	(176,478)
General and administrative expenses (4)	(15,415)	(2,343)	(26,944)	(115,490)	1,731	(158,461)
Total operating expenses	(15,415)	(17,823)	(91,503)	(764,579)	113,972	(775,348)
Government grants	—	—	—	16,385	—	16,385
Share of (loss) income from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	(39,265)	—	—	—	39,265	—
Interest expenses	—	—	—	(5,716)	—	(5,716)
Interest income	5,217	13	2	7,628	—	12,860
Investment income	—	221	—	10,697	—	10,918
(Loss) income before income taxes	(49,463)	(15,284)	(14,406)	(31,435)	39,368	(71,220)
Income tax (expense) benefit	—	(166)	(164)	22,087	—	21,757
Net (loss) income	(49,463)	(15,450)	(14,570)	(9,348)	39,368	(49,463)

	For the Year Ended December 31, 2021
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	44,397	192,901	3,768,134	(300,895)	3,704,537
Cost of revenues (4)	—	(37,772)	(69,322)	(2,879,594)	94,930	(2,891,758)
Gross profit	—	6,625	123,579	888,540	(205,965)	812,779
Selling and marketing expenses (4)	—	(11,035)	(44,394)	(358,394)	81,815	(332,008)
Research and development expenses (4)	—	—	(23,920)	(200,603)	89,305	(135,218)
General and administrative expenses (4)	(11,442)	(2,688)	(24,605)	(137,474)	34,410	(141,799)
Total operating expenses	(11,442)	(13,723)	(92,919)	(696,471)	205,530	(609,025)
Government grants	—	—	—	48,727	—	48,727
Share of income (loss) from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	235,265	—	—	—	(235,265)	—
Interest expenses	—	—	—	(6,168)	—	(6,168)
Interest income	1,998	52	2	3,324	—	5,376
Investment income	—	1,233	—	19,935	—	21,168
Income (loss) before income taxes	225,821	(5,813)	30,662	257,887	(235,700)	272,857
Income tax expense	—	(410)	(2,588)	(44,039)	—	(47,037)
Net income (loss)	225,821	(6,223)	28,074	213,848	(235,700)	225,820

The following table presents the condensed consolidating schedule of financial position for our subsidiaries and the VIE as of the dates presented.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash and cash equivalents	233,959	13,007	5,122	620,485	—	872,573
Term deposit—current	77,556	—	—	20,000	—	97,556
Restricted cash	107,522	—	—	145	—	107,667
Accounts receivable, net	—	2,981	—	91,975	—	94,956
Inventories (1)	—	7,014	—	386,967	(1,191)	392,790
Amounts due from inter-companies (2)	—	81,551	395,888	44,221	(521,660)	—
Prepayments and other current assets	12,034	4,167	673	177,957	241	195,072
Total current assets	431,071	108,720	401,683	1,341,750	(522,610)	1,760,614
Property, plant and equipment, net	—	73	1,826	321,213	—	323,112
Intangible assets, net	—	171	32	1,103	—	1,306
Operating lease right-of-use assets	—	—	—	76,821	—	76,821
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries (2)(3)	671,329	219,317	—	—	(890,646)	—
Deferred income tax assets	—	—	—	20,747	—	20,747
Other non-current assets	—	10	—	6,721	—	6,731
Total non-current assets	671,329	219,571	1,858	426,605	(890,646)	428,717
Total assets	1,102,400	328,291	403,541	1,768,355	(1,413,256)	2,189,331
Short-term bank borrowings	—	—	—	100,000	—	100,000
Notes payable	—	—	—	167,283	—	167,283
Accounts payable	—	489	—	575,235	—	575,724
Income taxes payable	—	163	—	1,195	—	1,358
Advances from customers	—	2,905	—	16,400	—	19,305
Deferred revenue—current	—	—	—	41,755	—	41,755
Amounts due to inter-companies (2)	4,564	39,986	10	467,282	(511,842)	—
Accrued expenses and other current liabilities	4,220	4,682	5,323	151,286	—	165,511
Total current liabilities	8,784	48,225	5,333	1,520,436	(511,842)	1,070,936
Deferred revenue—non-current	—	—	—	13,168	—	13,168
Deferred income tax liabilities	—	—	—	2,362	—	2,362
Operating lease liabilities	—	—	—	280	—	280
Other non-current liabilities	—	—	—	8,969	—	8,969
Amounts due to inter-companies (2)	—	120,235	—	—	(120,235)	—
Total non-current liabilities	—	120,235	—	24,779	(120,235)	24,779
Total liabilities	8,784	168,460	5,333	1,545,215	(632,077)	1,095,715
Total shareholders’ equity	1,093,616	159,831	398,208	223,140	(781,179)	1,093,616
Total liabilities and shareholders’ equity	1,102,400	328,291	403,541	1,768,355	(1,413,256)	2,189,331

	As of December 31, 2022
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash and cash equivalents	12,376	28,183	158	493,570	—	534,287
Term deposit—current	208,590	—	—	—	—	208,590
Restricted cash	176,204	3,906	—	6,230	—	186,340
Short-term investments	—	—	—	160,406	—	160,406
Accounts receivable, net	—	1,011	—	298,732	—	299,743
Inventories (1)	—	5,966	—	411,955	(912)	417,009
Amounts due from inter-companies (2)	—	52,932	423,025	24,252	(500,209)	—
Prepayments and other current assets	12,486	5,242	391	187,577	—	205,696
Total current assets	409,656	97,240	423,574	1,582,722	(501,121)	2,012,071
Term deposits—non-current	—	—	—	20,000	—	20,000
Property, plant and equipment, net	—	128	2,607	394,622	—	397,357
Intangible assets, net	—	492	48	1,318	—	1,858
Operating lease right-of-use assets	—	—	—	86,597	—	86,597
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries (2)(3)	906,299	219,317	—	—	(1,125,616)	—
Deferred income tax assets	—	—	—	6,132	—	6,132
Other non-current assets	1	5	7,000	5,677	—	12,683
Total non-current assets	906,300	219,942	9,655	514,346	(1,125,616)	524,627
Total assets	1,315,956	317,182	433,229	2,097,068	(1,626,737)	2,536,698
Short-term bank borrowings	—	—	—	160,000	—	160,000
Notes payable	—	—	—	316,832	—	316,832
Accounts payable	—	60	—	459,407	—	459,467
Income taxes payable	—	396	—	1,502	—	1,898
Advances from customers	—	1,410	—	23,522	—	24,932
Deferred revenue—current	—	—	—	37,540	—	37,540
Amounts due to inter-companies (2)	4,262	18,259	1,730	476,121	(500,372)	—
Accrued expenses and other current liabilities	1,596	5,929	9,216	175,352	—	192,093
Total current liabilities	5,858	26,054	10,946	1,650,276	(500,372)	1,192,762
Deferred revenue—non-current	—	—	—	11,430	—	11,430
Deferred income tax liabilities	—	—	—	1,398	—	1,398
Operating lease liabilities	—	—	—	7,569	—	7,569
Other non-current liabilities	—	—	—	13,441	—	13,441
Amounts due to inter-companies (2)	—	115,714	—	—	(115,714)	—
Total non-current liabilities	—	115,714	—	33,838	(115,714)	33,838
Total liabilities	5,858	141,768	10,946	1,684,114	(616,086)	1,226,600
Total shareholders’ equity	1,310,098	175,414	422,283	412,954	(1,010,651)	1,310,098
Total liabilities and shareholders’ equity	1,315,956	317,182	433,229	2,097,068	(1,626,737)	2,536,698

The following table presents condensed consolidating schedule of cash flow data for our subsidiaries and the VIE for the years ended presented.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2023
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	14,393	(19,986)	4,964	93,729	635	93,735
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(11)	—	(78,924)	—	(78,935)
Purchase of term deposits	(379,419)	—	—	—	—	(379,419)
Cash received from redemption of term deposits	513,238	—	—	—	—	513,238
Cash paid for purchase of short-term investments	—	—	—	(420,000)	—	(420,000)
Cash received from sale of short-term investments	—	—	—	581,426	—	581,426
Net cash provided by (used in) investing activities	133,819	(11)	—	82,502	—	216,310
Cash flows from financing activities:
Cash received from exercise of employee stock options	654	—	—	—	—	654
Proceeds from short-term bank borrowings	—	—	—	100,000	—	100,000
Repayment for short-term bank borrowings	—	—	—	(160,000)	—	(160,000)
Net cash provided by financing activities	654	—	—	(60,000)	—	(59,346)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	4,035	915	—	4,599	(635)	8,914
Net increase (decrease) in cash, cash equivalents and restricted cash	152,901	(19,082)	4,964	120,830	—	259,613
Cash, cash equivalents and restricted cash at the beginning of the year	188,580	32,089	158	499,800	—	720,627
Cash, cash equivalents and restricted cash at the end of the year	341,481	13,007	5,122	620,630	—	980,240

	For the Year Ended December 31, 2022
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	(23,565)	(29,111)	4,550	(74,417)	687	(121,856)
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(98)	(579)	(134,672)	—	(135,349)
Investments in Other Subsidiaries (5)	(12,263)	—	—	—	12,263	—
Purchase of term deposits	(635,471)	—	—	—	—	(635,471)
Cash received from redemption of term deposits	551,794	—	—	—	—	551,794
Cash paid for purchase of short-term investments	—	(20,000)	—	(2,573,000)	—	(2,593,000)
Cash received from sale of short-term investments	—	50,317	—	3,163,601	—	3,213,918
Prepayment for an investment	—	—	(4,000)	—	—	(4,000)
Net cash provided by (used in) investing activities	(95,940)	30,219	(4,579)	455,929	12,263	397,892
Cash flows from financing activities:
Proceeds from the parent company (5)	—	12,263	—	—	(12,263)	—
Cash received from exercise of employee stock options	2,203	—	—	—	—	2,203
Proceeds from short-term bank borrowings	—	—	—	340,000	—	340,000
Repayment for short-term bank borrowings	—	—	—	(360,000)	—	(360,000)
Net cash provided by financing activities	2,203	12,263	—	(20,000)	(12,263)	(17,797)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	21,972	764	—	7,994	(687)	30,043
Net increase (decrease) in cash, cash equivalents and restricted cash	(95,330)	14,135	(29)	369,506	—	288,282
Cash, cash equivalents and restricted cash at the beginning of the year	283,910	17,954	187	130,294	—	432,345
Cash, cash equivalents and restricted cash at the end of the year	188,580	32,089	158	499,800	—	720,627

	For the Year Ended December 31, 2021
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	25,840	(47,540)	1,200	354,675	—	334,175
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(93)	(1,523)	(284,129)	—	(285,745)
Purchase of term deposits	(287,163)	—	—	(70,000)	—	(357,163)
Cash received from redemption of term deposits	303,296	—	—	50,000	—	353,296
Cash paid for purchase of short-term investments	—	(205,000)	—	(5,827,000)	—	(6,032,000)
Cash received from sale of short-term investments	—	225,232	—	5,801,935	—	6,027,167
Prepayment for an investment	—	—	—	—	—	—
Others	—	—	—	(614)	—	(614)
Net cash provided by (used in) investing activities	16,133	20,139	(1,523)	(329,808)	—	(295,059)
Cash flows from financing activities:
Cash received from exercise of employee stock options	6,246	—	—	—	—	6,246
Proceeds from short-term bank borrowings	—	—	—	340,000	—	340,000
Repayment for short-term bank borrowings	—	—	—	(340,000)	—	(340,000)
Net cash provided by financing activities	6,246	—	—	—	—	6,246
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(6,108)	(1,959)	—	(423)	—	(8,490)
Net increase (decrease) in cash, cash equivalents and restricted cash	42,111	(29,360)	(323)	24,444	—	36,872
Cash, cash equivalents and restricted cash at the beginning of the year	241,799	47,314	510	105,850	—	395,473
Cash, cash equivalents and restricted cash at the end of the year	283,910	17,954	187	130,294	—	432,345
(1)	It represents the elimination of the unrealized profit from inter-company sales.
(2)	It represents the elimination of inter-company balances among our company, our WFOE, other subsidiaries of our company and the VIE and its subsidiaries.
(3)	It represents the elimination of the investment in the VIE and our subsidiaries.
(4)	It represents the elimination of the inter-company technical services, marketing services, research and development services and inter-company sales.
(5)	It represents cash received as the investment in other subsidiaries from our company and our WFOE from other subsidiaries, which was eliminated as inter-company transaction upon consolidation.

A.         [Reserved]

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

Risks Related to Our Business and Industry

We face intense competition in the electric two-wheeled vehicles industry.

We operate in the electric two-wheeled vehicles industry and face intense competition. We expect additional competitors to enter this market. Our future competitors may enjoy competitive advantages, such as (i) greater capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, (ii) more established relationships with a larger number of suppliers, contract manufacturers and channel partners, (iii) access to larger and broader user bases, (iv) greater brand recognition, (v) greater financial, research and development, marketing, distribution and other resources, (vi) more resources to make investments and acquisitions and (vii) larger intellectual property portfolios. We may face competition from both domestic players and established international electric scooter manufacturers.

Moreover, some of the mass-market electric scooter manufactures have also been adopting lithium-ion battery and app connectivity technologies to enter the electric two-wheeled vehicles market, which further intensifies direct competition. We believe our exclusive focus on smart electric scooters and the benefits we receive by manufacturing in China are the basis on which we can compete in the electric two-wheeled vehicles market in spite of the challenges posed by market competition. We believe that we are strategically positioned in the electric two-wheeled vehicles market, given the quality, performance and unique design of our products. Nonetheless, increasing competition may lead to lower unit sales and the subsequent increase in inventory may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurance that we will be able to compete successfully in our markets. If our competitors introduce new products or services that compete with or surpass the quality, price or performance of our products or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment.

Our success depends on the continued strength of our brand. If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected.

We believe that our brand has significantly contributed to the success of our business and that maintaining and enhancing the brand is critical to retaining and expanding our customer base. Our marketing, design, research and products are aimed at reinforcing consumer perceptions of our “NIU” brand as a premium smart e-scooter brand. Therefore, failure to protect our brand or to grow the value of our “NIU” brand may have a material adverse effect on our business and results of operations, including losing our customers.

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

In addition, we rely heavily on our brand image in selling our products. Negative publicity relating to our products and services, shareholders, management, employees, operations, distributors, business partners, industry or products similar to ours, could materially and adversely affect consumer perceptions of our brand and result in decreased demand for our products. There have been various negative reports regarding our products, our company and our shareholders in the past, in both online and traditional media, and there can be no assurance that we will not experience negative publicity in the future or that such negative publicity will not have a material adverse effect on our business, results of operations, financial condition or prospects.

Our success depends on the continued popularity of our existing products and services and our continued innovation and successful launches of new products and services, and we may not be able to anticipate or make timely responses to changes in the preferences of consumers.

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

We have established a distinct omnichannel retail network to sell our products and services to our customers. In China, our offline retail channels consist of city partners and franchised stores, whereas in European and other countries, we rely on overseas distributors. Our “city partner” system plays an important role in our offline sales strategy in China. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. As of December 31, 2023, we had 288 city partners and 2,856 franchised stores in China. Our offline distribution network plays a crucial role in our omnichannel retail system. We rely on these city partners and franchised stores in China to directly interact with and serve our users, but the interest of city partners and franchised stores may not be entirely aligned with ours or with that of other city partners and franchised stores. There can be no assurance that we will be able to maintain our existing relationships with city partners and franchised stores. Additionally, our existing city partners and franchised stores may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new city partners and franchised stores in these regions on favorable terms or at all.

Furthermore, we manage our franchised stores in a real-time and interactive manner. We closely monitor their sales performance, service levels and activities within the franchised stores through the store level management system that was implemented by us since early 2018. However, we cannot assure you that we will be successful in managing our city partners and franchised stores and detecting inconsistencies with our brand image or values or non-compliance with the provisions of our distribution agreements by them. Any non-compliance by our city partners or franchised stores could, among other things, negatively affect our brand reputation, demands for our products and our relationships with other city partners and franchised stores. Any of these could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We rely substantially on external suppliers for certain components and raw materials used in our products.

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of products, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one-year procurement agreements with our external suppliers and expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We had one supplier accounting for greater than 10% of our total purchases in each of 2021, 2022 and 2023. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our products on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

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

We have incurred net losses in the past. Although we had a net profit of RMB225.8 million in 2021, we had a net loss of RMB49.5 million and RMB271.8 million in 2022 and 2023, respectively. We had net cash provided by operating activities of RMB334.2 million and RMB93.7 million in 2021 and 2023, respectively, and net cash used in operating activities of RMB121.9 million in 2022. We cannot assure you that we will be able to achieve profitability again and maintain net profits or positive cash flow from operating activities in the future. Our ability to achieve or maintain profitability depends in large part on our ability to increase sales of our products and services, increase cost efficiency and manage operating expenses. We intend to continue to increase our sales of products, improve gross margin, manage and further reduce our operating expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal and maintain profitability in the future.

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

On November 21, 2019, the State Administration for Market Regulation, or the SAMR, issued the Interim Provisions on the Administration of Recall of Consumer Goods, which became effective on January 1, 2020. Pursuant to such provisions, if a manufacturer is aware of any potential defect in its products or receives such notice from the government authorities, it must investigate in a timely manner and report the results of such investigation to the authorities. Where any defect is found during the investigation, the manufacturer must immediately cease to manufacture, sell or import the relevant products and recall such products. As of the date of this annual report, we have not received any such notice from government authorities, or initiated, voluntarily or involuntarily, any product recalls in accordance with such provisions.

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

To sustain and grow our business over the long term, we must continue to be successful in selling products and promoting the NIU brand experience and lifestyle to a broader and more diverse set of users. We must also execute our diversification strategy without adversely impacting the strength of the brand with core users. Failure to successfully increase demand for our smart e-scooters may have a material adverse effect on our business and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyright laws, trademarks, intellectual property licenses, contractual rights and any other agreements to establish and protect our proprietary rights in our technology. In addition, we enter into confidentiality and nondisclosure agreements with our employees and business partners. See “Item 4. Information On the Company—B. Business Overview —Intellectual Property.” Statutory laws and regulations are subject to judicial interpretation and enforcement and may lack consistency. Contractual rights may be breached by counterparties, and there may not be adequate remedies available to us for any such breach.

The measures we take to protect our intellectual property rights may not be sufficient or adequate to prevent infringement on or misuse of our intellectual property. Any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Preventing unauthorized uses of intellectual property rights could be difficult, costly and time-consuming. Litigation may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management’s attention from other business concerns. We may not prevail in litigation to enforce our intellectual property rights against unauthorized use. We may have to resort to litigation to protect our intellectual property rights. Failure to adequately protect our intellectual property could harm our brand name and materially affect our business and results of operations.

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

As of December 31, 2023, we owned 582 patents, 936 registered trademarks and 27 copyrights relating to various aspects of our operations and 2 registered domain names, including www.niu.com. Of the 936 registered trademarks, 155 are registered in mainland China and 781 in other countries and regions. As of the same date, we had 316 applications for patents and trademarks pending in mainland China, Europe and other jurisdictions. For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

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

We may fail to comply with legal or regulatory requirements or to obtain or maintain the licenses, permits, registrations or certificates.

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

In addition, future material changes in industry standards, laws and regulations, such as increased restrictions on manufacturers, could result in increased operating costs or affect our ordinary operations, which could also have a material adverse effect on our operations and our financial results. See “Item 4. Information on the Company—B. Business Overview—Regulations” for additional details regarding the permits, licenses, registrations and other requirements applicable to us, our subsidiaries and affiliates. We largely rely on our own standards concerning the production and quality control of such products. While we are committed to producing high-quality products, there can be no assurance that our current production or quality control standards will satisfy any applicable laws and regulations that may come into effect in the future.

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

Electric bicycles shall meet the safety requirements set out in the Safety Technical Specification for Electric Bicycle (GB17761-2018), or the Electric Bicycle Standard, which was jointly issued by the SAMR and the National Standardization Administration of China on May 15, 2018 and came into effect on April 15, 2019. Besides, a technical resolution on the interpretation and implement of the Electric Bicycle Standard was promulgated jointly by an expert group on TC12 motorcycle and component technology of Certification and Accreditation Administration of the PRC and China National Motorcycle Testing Centre (Tianjin) on March 25, 2019, which set some more specific and stricter requirements for the design of the electric bicycles. Although this resolution has not been adopted by the PRC national government as a national regulation, such interpretations that may be promulgated by the government authorities from time to time may still cause uncertainty regarding the compliance of our business. See “Item 4. Information on the Company—B. Business Overview—Regulations” for further details.

Electric motorcycles, as one type of the power-driven vehicles, shall meet the safety requirements set out in the Technical Specifications for Safety of Power-Driven Vehicles Operating on Roads (GB7258-2017), which was jointly issued by the AQSIQ and National Standardization Administration of China on September 29, 2017, and last amended on February 20, 2021. The latest version took effect on January 1, 2022. Furthermore, the Safety Specifications for Electric Motorcycles and Electric Mopeds (GB24155-2020), which issued by the SAMR and the National Standardization Administration of China in May 2020 and became effective on January 1, 2021, also stipulates some specific safety requirements for electric motorcycles.

There is no guarantee that our products will satisfy the standards and requirements for electric bicycles or motorcycles, and we may be required to satisfy additional industry standards and face regulation changes relating to electric bicycle and motorcycle business in the future. If our models were found to be non-compliant with laws and regulations, the models in question would be prohibited from being sold in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Production of E-Scooter—Regulations on Production of Electric Bicycle” and “—Regulations on Qualification of Production of Electric Motorcycle.”

Furthermore, the electric bicycles and motorcycles must pass various tests, undergo a certification process and finally be affixed with China Compulsory Certification prior to being delivered from the factory, being sold or being used in any commercial case, and such certification is also subject to periodic renewal. On March 14, 2019, the Opinions of the State Administration for Market Regulation, the Ministry of Industry and Information Technology and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles was promulgated. The opinions provide that the market supervision department shall strengthen the management of the China Compulsory Certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises and only allow vehicles that meet the Electric Bicycle Standards and obtained the China Compulsory Certification flowing into the market. We have obtained the China Compulsory Certification for all of our current products, and will try to obtain the China Compulsory Certification for our future products. There is no guarantee, however, all series of our products will always comply with the China Compulsory Certification standard and satisfy the requirements of the China Compulsory Certification, or we will be able to renew our current certification or certify timely our new products in the future. If our products were found to be non-compliant with the China Compulsory Certification standard, we would be prohibited from selling such e-scooters in the Chinese market, which would in turn materially and adversely affect our sales and revenue and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Production of E-Scooter—Regulations on Product Quality.”

We retain certain personal information about our users and may be subject to various privacy and consumer protection laws.

We use our NIU Inspire system to log information about each smart e-scooter’s use in order to aid us in smart e-scooter diagnostics, repair and maintenance, as well as to help us collect data regarding the user’s charge time, battery usage, mileage, efficiency habits and location information. Our users may object to the use of these data, which may harm our business. Possession and use of users’ personal information in conducting our business may subject us to regulatory burdens in mainland China and other jurisdictions, such as the European Union, which would require us to obtain users’ consent, restrict our use of such personal information and hinder our ability to expand our user base. In the event of a data breach or other unauthorized access to our user data, we may have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident. For example, in May 2018 the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or the GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for noncompliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher. In the U.S., various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations or other requirements relating to privacy, data protection, information security and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency.

If users allege that we have improperly used, released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Additionally, we use third-party cloud services to store the data collected. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could create serious negative consequences for our businesses and future prospects, including possible fines, penalties, reduced customer demand for our products and harm to our reputation and brand. See “Item 4. Information on the Company—B. Business Overview—Regulations” for further details.

We are subject to a variety of costs and risks due to our continued expansion internationally that may not be successful and could adversely affect our profitability and operating results.

We face challenges and risks associated with expanding our business globally into new geographic markets. Our smart e-scooters have international models that are manufactured for sales and distribution in international markets. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

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

We are subject to reporting obligations under the U.S. securities laws. Among other things, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2023, we did not identify any material weakness in our internal controls and our financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. A failure to maintain effective internal controls over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Furthermore, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. In addition, since we have been a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

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

Our performance depends on the continued service and performance of our directors and senior management as they are expected to play an important role in guiding the implementation of our business strategies and future plans. If any of our directors or any members of our senior management were to terminate their service or employment with us, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of key personnel or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects. Additionally, we rely on our research and development personnel for product development and technology innovation. If any of our key research and development personnel were to leave us, we cannot assure you that we can secure equally competent research and development personnel in a timely manner, or at all.

We may not be able to effectively manage our growth or implement our business strategies.

We were formed in September 2014, and we launched our first product, the NQi Series scooter, in June 2015. Despite experiencing experienced significant growth since our inception, we have been facing uncertainties and pressures since 2022, which have affected our growth and results of operations. However, although we expect that our sales will return to the growth track in 2024 with the launches of our new products, our historical growth rate may not be indicative of our future performance.

We believe that our future growth will depend on many factors, including launch of new products, effective marketing, successful entry into other international markets and operating efficiency. You should consider our business and future prospects in light of the risks and challenges we face in our industry, including, among other things, with respect to our ability to:

●	produce safe, reliable and quality smart e-scooters;
●	build a well-recognized brand;
●	establish and expand our customer base;
●	successfully market our products and services;
●	improve and maintain our operational efficiency;
●	develop and protect our core technologies;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	attract, retain and motivate talented employees;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;
●	navigate an evolving and complex regulatory environment; and
●	identify suitable facilities to expand manufacturing capacity.

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

China’s overall economy and the average wage in mainland China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our employee costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased employee costs to those who pay for our products and services, our ability to achieve or maintain profitability and our results of operations may be materially and adversely affected.

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

We believe our cash and cash equivalents, restricted cash and term deposits will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine in the future that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our business is subject to seasonal and quarterly fluctuations, and if our sales fall below our forecasts, our overall financial condition and results of operations could be adversely affected.

Our revenues and operating results have fluctuated in the past from quarter to quarter, due to, among others, seasonal factors. Our revenues have been higher in the third quarter each year primarily as a result of ideal weather conditions for riding e-scooters and have been lower in the first quarter each year primarily as a result of poor weather conditions. Accordingly, any shortfall in expected third-quarter revenues would adversely affect our annual operating results. Our advertising and promotion expenses tend to be event-driven. We typically conduct various advertising and promotional events when we launch new products. As a result, the costs relating to such marketing and promotional events may increase significantly in the relevant quarter, which may cause our results of operations and financial performance to fluctuate from quarter to quarter.

We note that, in general, scooter sales tend to decline over the winter season and we anticipate that our sales of currently available e-scooters and the upcoming new products may have similar seasonality. However, our operating results could suffer if we do not generate revenues consistent with our expectations for this seasonal demand because many of our procurement are based on anticipated levels of annual revenues and past years’ pattern of reasonability. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our operating results in any particular period will not necessarily be indicative of the results to be expected for any future period.

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

Rising international political tension, including changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to changes to U.S. and international trade policies towards China. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. Moreover, many of the recent policy updates in the U.S., including the Entity List regime maintained and regularly updated by the U.S. Bureau of Industry and Security, may have unforeseen implications for our business. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Additionally, the United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so), especially related to semiconductor chips, AI and other high-tech areas, which may have a negative impact on our business, financial condition and results of operations. Moreover, political tensions between the United States and China have escalated due to various incidents relating to trade dispute, tensions in the Taiwan Strait, U.S. sanctions on certain Chinese government officials and Chinese companies. In response, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. In addition, the Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally.

We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We have limited insurance coverage, which could expose us to significant costs.

We maintain certain insurance policies to safeguard against various risks associated with our business and operations, including mainly property insurance and product liability insurance for models in the international markets and public liability insurance for models in the China market. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all, which may adversely affect our financial condition and results of operations.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

In January 2016 and September 2018, our shareholders and board of directors approved the 2016 Global Share Incentive Plan and the 2018 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2016 Global Share Incentive Plan, as amended in March 2018, or the Amended and Restated 2016 Plan, is 5,861,480 Class A ordinary shares. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 Class A ordinary shares, subject to certain annual increases. As of December 31, 2023, options to purchase 1,330,130 Class A ordinary shares and nil restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. As of December 31, 2023, options to purchase 2,612,928 Class A ordinary shares and 2,003,074 restricted share units had been granted and were outstanding under the 2018 Share Incentive Plan. In 2021, 2022 and 2023, we recorded RMB47.2 million, RMB58.2 million and RMB47.7 million (US$6.7 million) in share-based compensation expenses, respectively.

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

We have entered into and may in the future enter into joint research and development agreements, co-branding agreements and strategic alliances with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, although we have no current acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the government authorities for the acquisitions and to comply with any applicable laws and regulations of mainland China, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Our business could be adversely affected by trade tariffs or other trade barriers.

Our products are exported to a number of geographical markets, such as Europe, the U.S. and Southeast Asia, and we plan to further expand our overseas sales in the future. Our ability to sell our products to international markets may be affected by trade tariffs or other trade barriers. Moreover, a discord in international trade relations and the implementation of new tariff or trade barriers, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia, could negatively affect our global sales. Starting from early 2018, the U.S. government imposed several rounds of tariffs on Chinese goods, the categories of which include our e-scooters and accessories. While the two parties singed a phrase one agreement in January 2020, the tariffs on our products have yet been lifted. In addition, the European Union imposed tariffs on imports of e-bikes, which are defined as cycle with pedal assistance and an ancillary electric motor, originating in mainland China. Any of the existing tariffs and trade barriers and any future ones could have a material adverse effect on our business, financial condition and results of operations.

Our financial and operating performance may be adversely affected by epidemics or other public health crises.

Our financial and operating performance may be materially and adversely affected by the outbreak of epidemics or other public health crises. For example, during the COVID-19 pandemic between the end of 2019 and the beginning of 2023, government-imposed measures such as travel restrictions, extended holidays and delays of business resumption, interrupted normal operation of businesses and adversely affected and slowed down economic development. Many aspects of our operations and our financial performance were negatively affected as a result. Any prolonged occurrence or recurrence of these health epidemics or other adverse public health developments in China or any of the major markets in which we operate may have a material adverse effect on our business and operations. Our business could also experience a slowdown or temporary suspension in production in geographic locations impacted. To the extent any pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

Personally identifiable and other confidential information is increasingly subject to legislation and regulations in China and numerous foreign jurisdictions. The PRC governmental authorities have enacted a series of laws and regulations relating to the protection of personal information and/or the supervision over data processing activities, under which certain information or data processors are required to comply with an array of personal information and data protection requirements, including for example, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, on June 10, 2021, the Standing Committee of the PRC National People’s Congress issued the Data Security Law to regulate data processing activities and security supervision in mainland China, which came into effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. Moreover, on August 20, 2021, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021, which further detailed the general rules and principles on personal data processing and further increase the potential liability of personal data processor. Given that many of the laws and regulations of mainland China regarding data privacy and cybersecurity are constantly evolving, it is uncertain how they will be interpreted or enforced. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

Furthermore, the PRC government has taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the regulators, and security assessments of algorithms shall be conducted by the regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, on December 31, 2021, the CAC, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security and the Ministry of State Security promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which came into effect on March 1, 2022. These provisions stipulate that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions and main operating mechanisms of algorithm recommendation services in an appropriate manner. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

In addition, on November 14, 2021, the CAC released the Regulations on the Network Data Security for public comments, which stipulate, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country. However, the Cybersecurity Review Measures and the Regulations on the Network Data Security remain unclear on whether the requirements will be applicable to companies that have been listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations on the Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. Furthermore, on July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which became effective on September 1, 2022. The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. Additionally, on November 18, 2022, the CAC and the SAMR issued the Implementation Rules for Personal Information Protection Certification, which came into immediate effect. These rules provide important guidance on obtaining a personal information certification for the lawful cross-border transfer of personal information under the Personal Information Protection Law. The CAC also published various regulations in 2023 that offer important guidance on relying on standard contracts for transferring personal information out of the PRC, as well as on the applicable filing requirements. Due to changes in the cross-border data transfer regulatory landscape, we have been required to continuously review our existing data protection compliance framework. This review encompasses conducting data mapping exercises, obtaining separate consents from individuals, applying for security assessments with the CAC, and entering into standard contracts with our overseas affiliates for the transfer of personal information outside of the PRC. The CAC has also issued the First Edition and the Second Edition of Guidelines for Application for Security Assessment of Outbound Data Transfer successively on August 31, 2022 and March 22, 2024, respectively, illustrating the specific requirements for declaration of the cross-border data security assessment, such as methods, processes and materials, and optimizes and simplifies the relevant materials that data processors need to submit. As of the date of this annual report, we have not been involved in any investigations, security assessment or cybersecurity reviews by the CAC, and we had not received any inquiry, notice, warning, or sanction in such respect. If a cybersecurity review for any of our activities is required, we will actively cooperate with the CAC to conduct such cybersecurity review.

Any failure, or perceived failure, by us, our employees or partners to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry requirements and other requirements may result in civil or regulatory liability. The ensuing consequences may include governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, revoking our business permits or business licenses, litigation or adverse publicity, which may require us to expend significant resources in responding to and defending allegations and claims. Furthermore, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

As we gradually expand into international markets, we may be subject to laws and regulations of other countries regarding cybersecurity, information security, privacy and data protection. We strive to comply with local laws and regulations in markets where we have operations. For example, the GDPR of the European Union imposes obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. The GDPR requires companies to submit personal data breach notifications to designated European privacy regulator in each country they have business operations, and provides significant penalties for non-compliance with the notification obligation as well as other requirements of the GDPR. For another instance, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements, which, if adopted and implemented, could increase the cost and complexity of delivering our services. In addition, wherever we operate, we could be subject to new laws or regulations or the interpretation and application of existing consumer and data protection laws or regulations. These new laws, regulations and interpretations are often uncertain and in flux and may be inconsistent with our practices. We cannot guarantee that we will be able to maintain compliance at all times, especially in light of the fact that laws and regulations on cybersecurity and data protection are evolving. Our launch of new products that we may take may also subject us to additional laws, regulations, or other government scrutiny. Complying with these new or additional laws, regulations and requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers).

We are a Cayman Islands exempted company and our mainland China subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or provide certain other restricted services related to our businesses. As a result, we conduct or will conduct such business activities through the VIE and its subsidiaries in mainland China.

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

Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with the regulatory restrictions on foreign investment in the relevant industries in mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert contractual control over the assets of the VIE and its subsidiaries which contributes to a majority of our revenues in 2023. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the VIE and our company as a group.

In the opinion of our PRC legal counsel, (i) the ownership structures of the VIE in mainland China and our WFOE are not in violation of applicable laws and regulations of mainland China currently in effect; and (ii) the contractual arrangements between our WFOE, the VIE and its shareholders governed by the laws of mainland China are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations of mainland China currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, but not limited to:

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

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 31, 2019, the State Council published the Implementation Rules of the Foreign Investment Law, which took effect on January 1, 2020.

The Foreign Investment Law embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce, and adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The Implementation Rules of the Foreign Investment Law also remain silent on contractual arrangements. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing.

In addition, the Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on December 27, 2021 and took effective on January 1, 2022. Furthermore, on December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures, including but not limited to its view towards contractual arrangements. As the Measures was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. If future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership.

The VIE contributed a majority of our consolidated total revenues in 2021, 2022 and 2023. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The shareholders of the VIE have pledged all of their equity interests in the VIE to our WFOE pursuant to the equity pledge agreement under the contractual arrangements. An equity pledge agreement becomes effective between the parties upon execution. In February 2021, we completed the registration of the equity pledge under the second amended and restated equity pledge agreement with the local office of the State Administration of Market Regulation in accordance with the PRC Property Rights Law.

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

The VIE and its subsidiaries hold assets that are important to our operations, and they contributed a majority of our consolidated total revenues in 2021, 2022 and 2023. Under our contractual arrangements, the shareholders of the VIE may not voluntarily liquidate the VIE or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which would materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of the VIE as its nominee shareholders because although they remain the holders of equity interests on record in each of the VIE, pursuant to the terms of the power of attorney, each of such shareholders has irrevocably authorized our company to exercise his, her or its rights as a shareholder of the VIE. However, if the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the laws of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which may not be enforceable under the laws of mainland China. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by the laws of mainland China and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the laws of mainland China and any disputes would be resolved in accordance with the legal procedures of mainland China. The legal system in the PRC is developing and rapidly evolving. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the laws of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action becomes necessary. In addition, under the laws of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the courts of mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to conduct the business operations of the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Currently, each of Token Yilin Hu, Yi’nan Li, Yuqin Zhang and Changlong Sheng holds 89.74%, 5.00%, 2.63% and 2.63% of the equity interest in the VIE, respectively. The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to conduct the business operations of the VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the second amended and restated exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a mainland China entity or individual designated by us, to the extent permitted by the laws of mainland China. The shareholders of the VIE have executed powers of attorney to appoint our company to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Substantially all of our revenues are expected to be derived in mainland China in the near future and most of our operations, including all of our manufacturing, is conducted in mainland China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through early 2023, and the global macroeconomic environment still faces numerous challenges. The Federal Reserve and other central banks outside of China have raised interest rates. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Although mainland China’s economy has grown significantly in the past decades, growth has been uneven, both geographically and among various sectors of the economy. Some of the government measures aim to benefit the overall Chinese economy, but may unexpectedly have a negative effect on us. For example, our financial condition and results of operations may be affected by government control over capital investments or changes in tax regulations. Some of the stimulus measures designed to boost the Chinese economy may unexpectedly cause higher inflation, which could affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, restricted cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, or the M&A Rules, require an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of mainland China domestic companies’ securities and regulate both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, (i) a mainland China domestic company that seeks to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report certain information to the CSRC; if a mainland China domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such company may be subject to administrative penalties, such as rectification orders, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if such company meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a mainland China domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the company in the most recent fiscal year account for more than 50% of the corresponding figure in the company’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the company are mostly PRC citizens or have their usual place(s) of residence located in mainland China. The Overseas Listing Trial Measures require subsequent reports to be filed with the CSRC upon the occurrence of material events, such as change of control or voluntary or forced delisting of the companies which have completed overseas offerings and listings.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (i) prior to the effective date of the Overseas Listing Trial Measures, mainland China domestic companies that have already completed overseas listing shall be regarded as “existing companies”, which are not required to fulfill filing procedure immediately but shall be required to complete the filing if such existing companies conduct refinancing in the future; and (ii) the CSRC will solicit opinions from the regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. However, since the Overseas Listing Trial Measures was recently promulgated, their interpretation, application and enforcement remain unclear.

Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain uncertainties as to the interpretation and implementation of the 2021 Negative List, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Uncertainties in the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protections available to you and us.

The legal system of mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Our mainland China subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various laws and regulations of mainland China generally applicable to companies incorporated in mainland China. However, since these laws and regulations are developing and the legal system of mainland China continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since administrative and court authorities of mainland China have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of such administrative and court proceedings. Furthermore, the legal system of mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in mainland China could materially and adversely affect our business and impede our ability to continue our operations.

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

We design, manufacture and sell high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. Certain aspects of our business operations may be deemed as providing value-added telecommunication services, which is subject to regulation by the PRC government. For example, the PRC government imposes foreign ownership restriction and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Value-Added Telecommunication Services.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

In addition, our mobile app is also regulated by the Administrative Provisions on Mobile Internet Applications Information Services promulgated by the CAC. According to these provisions, providers of mobile apps shall not create, copy, publish or distribute information and content prohibited by laws and regulations. However, we cannot assure you that all the information and content displayed on, retrieved from or linked to our mobile app comply with the requirements under these provisions at all times. If our mobile app were found to be violating these provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile app from the relevant mobile app store, which may materially and adversely affect our business and operating results.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. For U.S. single listing issuer: If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Niu Technologies is a holding company, and may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations of mainland China permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of the statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable regulations of mainland China governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distribution.” Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with the variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

Under the laws and regulations of mainland China, we are permitted to utilize the proceeds of any financing outside of mainland China to fund our mainland China subsidiaries by making loans to or additional capital contributions to our mainland China subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. The amount of capital contributions that we may make to the WFOE is RMB220.0 million, without obtaining approvals from SAFE or other government authorities. Additionally, the WFOE may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government registration and filing requirements. Pursuant to the regulations of mainland China, we may provide loans to the WFOE up to the larger amount of (i) the balance between the registered total investment amount and registered capital of the WFOE, or (ii) twice the amount of the net assets of the WFOE calculated in accordance with PRC GAAP, and we may provide loans to the VIE up to twice the amount of the net assets of the VIE calculated in accordance with PRC GAAP, each subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to the WFOE or the VIE, such loans must be registered with the local counterpart of SAFE. Medium- or long-term loans extended by our company to the VIE must also be approved by the NDRC. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.” These laws and regulations of mainland China may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside of mainland China to fund the establishment of new entities in mainland China by our mainland China subsidiaries, to invest in or acquire any other mainland China companies through our mainland China subsidiaries, or to establish new variable interest entities in mainland China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our mainland China subsidiaries or future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or the NDRC Order 11. On January 31, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition) was promulgated. “Overseas investment” as defined in the NDRC Order 11 refers to the investment activities conducted by an enterprise located in the territory of mainland China either directly or through an overseas enterprise under its control by making investment with assets and equities or providing financing or guarantee in order to obtain overseas ownership, control, management rights and other related interests. Overseas investment by a Chinese individual through overseas enterprises under his/her control is also subject to the NDRC Order 11. According to the NDRC Order 11, (i) direct overseas investment by Chinese enterprises or indirect overseas investment by Chinese enterprises or individuals in sensitive industries or sensitive countries and regions requires prior approval by the NDRC; (ii) direct overseas investment by Chinese enterprises in non-sensitive industries and non-sensitive countries and regions requires prior filing with the NDRC; and (iii) indirect overseas investment of over US$300 million by Chinese enterprises or individuals in non-sensitive industries and non-sensitive countries and regions requires reporting with the NDRC. Uncertainties remain with respect to the application of the NDRC Order 11. We are not sure if we were to use a portion of the proceeds raised from our financing activities to fund investments in and acquisitions of complementary business and assets outside of mainland China, such use of U.S. dollars funds held outside of mainland China would be subject to the NDRC Order 11. There are very few interpretations, implementation guidance or precedents regarding NDRC Order 11 to follow in practice. We will continue to monitor any new rules, interpretation and guidance promulgated by the NDRC and communicate with the NDRC and its local branches to seek their opinions, when necessary. If it turns out that the NDRC Order 11 applies to our use of proceeds from the offering mentioned above and we fail to obtain the approval, complete the filing or report our overseas investment using the offering proceeds, as the case may be, in a timely manner as provided under the NDRC Order 11, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which may materially and adversely affect our business, financial condition and prospects.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under the existing foreign exchange regulations of mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.”

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

SAFE requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.”

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted from contributing additional capital to our mainland China subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under the laws of mainland China for evasion of applicable foreign exchange restrictions. Mr. Yi’nan Li, Mr. Token Yilin Hu and Ms. Yuqin Zhang who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as mainland China residents have completed the initial foreign exchange registrations and have updated their registrations required in connection with our corporate restructuring.

However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, or will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Mainland China’s M&A Rules and certain other regulations of mainland China establish complex procedures for certain acquisitions of mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

A number of laws and regulations in mainland China have established procedures and requirements that could make merger and acquisition activities in mainland China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include M&A Rules adopted in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise. In addition, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with these requirements could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent PRC government authority. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China, and restrictions on the provision of documents, materials, data and personal information by mainland China entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

Any failure to comply with the regulations of mainland China regarding the registration requirements for employee stock incentive plans may subject the mainland China plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.” We and our mainland China resident employees who participate in our share incentive plans have been subject to these regulations when our company became publicly listed in the United States in 2018. If we or any of these mainland China resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the laws of mainland China.

Failure to make adequate contributions to various employee benefit plans as required by the regulations of mainland China may subject us to penalties.

Companies operating in mainland China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where they operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. We have previously received payment notices from the government authorities for inadequate contribution to employee benefit plans, and we have made the payments and penalty. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. Going forward, we will comply with the regulations of mainland China and distribute the outstanding employee benefit payment accordingly.

Enforcement of stricter labor laws and regulations of mainland China may adversely affect our business and our profitability.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate the employment with some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

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

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated the labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that none of our entities incorporated outside of mainland China is a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of the ADSs or our Class A ordinary shares may be subject to mainland China tax, at a rate of 10% in the case of non-mainland China enterprises or 20% in the case of non-mainland China individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from mainland China sources. It is unclear whether non-mainland China shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation, or claims or fines against us,  and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law (revised in 2022) and the implementing rules (i) require that where the concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, but even if the concentration of undertakings fails to meet the filing threshold, if there is any evidence that the concentration of undertakings has or may have the effect of eliminating or restricting competition, the anti-monopoly authority may require the parties to file, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Antimonopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy. These acts include prohibiting platforms with a dominant position from abusing their market dominance such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products and compulsory collection of unnecessary user data. In addition, these guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. Meanwhile, on March 10, 2023, the SAMR issued a series of provisions, which came into effect on April 15, 2023, to implement the Anti-Monopoly Law of the PRC, and further strengthen the anti-monopoly legal system. As these provisions and guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.

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

Since its inception in 2018, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which authorizes SAMR’s provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and anti-monopoly related laws recently. We have been conducting necessary internal inspection and rectifications in accordance with such guidance and are working on some of the rectification procedures, such as concentration notification for past deals. We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the government authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

We may not be able to obtain certain benefits under the tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.

Niu Technologies is a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, effective from December 8, 2006, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective on January 1, 2020, require non-resident taxpayers (including non-resident enterprises and individuals) to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file certain report and materials with the tax authorities. Where a non-resident taxpayer self-assesses and concludes that it/he/she satisfies the criteria for claiming preferential tax treatment, it/he/she may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—Taxation.” In the future we intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in mainland China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the tax authority or we will be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

In February 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017, and was last amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. The PRC tax authorities may pursue such nonresident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our mainland China subsidiaries, the VIE and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our mainland China subsidiaries, the VIE and its subsidiaries are members of our senior management team who have signed employment agreements with us or our mainland China subsidiaries, the VIE and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our mainland China entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, the VIE and its subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our mainland China subsidiaries, the VIE or its subsidiaries, we or our mainland China subsidiaries, the VIE and its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties may be affected by such defects challenged, which could cause significant disruption to our business.

Under the laws of mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease four premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of February 29, 2024, we had 155,196,912 ordinary shares issued and outstanding, comprising of (i) 138,654,892 Class A ordinary shares, and (ii) 16,542,020 Class B ordinary shares, among which 95,472,950 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

All of the 6,615,000 ordinary shares held by ELLY Holdings Limited, an entity wholly owned by Dr. Yan Li, the chairman of our board of directors and our chief executive officer, and the 9,927,020 ordinary shares held by Niu Holding Inc., an entity 82.7% owned by Mr. Token Yilin Hu, our former director and vice president, and 17.3% owned by Mr. Carl Chuankai Liu, are Class B ordinary shares. Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu collectively beneficially own an aggregate of 16,542,020 Class B ordinary shares, which represented 32.3% of our total voting power as of February 29, 2024. Therefore, Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu have significant influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentration in voting power will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its result of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its respective subsidiaries, if any) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2023 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our sixth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs’ in any such action.

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

We currently design, manufacture and sell high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer two model lineups, comprising a number of different vehicle types. These include (i) our electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, F series and others, and (ii) our micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services. We sold 709,802 units, including our e-motorcycles, e-scooters, kick-scooters and e-bikes, in 2023. The number of units sold in China market and international markets were 600,994 and 108,808, respectively. We sell and service our products through our “city partner” system in China, which consisted of 288 city partners with 2,856 franchised stores in 251 cities in China, and 56 distributors in 54 countries overseas as of December 31, 2023, as well as on our own online store and third-party e-commerce platforms.

Our award-winning products represent style, freedom and technology. Our brand “NIU” has inspired many followers and has enabled us to build a loyal user base. We offer the NIU app as an integral part of the user experience and will continue to develop new features within the app to enhance user loyalty. NIU fan clubs are established in 36 cities in China, where fans actively organize NIU scooter-related events. Capitalizing on our premium brand, we have also been able to sell lifestyle accessories, which are well received by customers.

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

Our Products

We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer two model lineups, comprising a number of different vehicle types. These include (i) our electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, F series, and others and (ii) our micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi.

For our product offerings in China, we have mainly separated our products in the premium and mass-premium categories. We built our product portfolio around the classic NQi, MQi, UQi and newly introduced F series, and rolled out diversified products catering to different market needs such as the high-performance RQi electric motorcycle and the high-end SQi electric bicycle.

NQi Series

Our NQi series smart e-scooters consist of the NQi, NQi-GT and NQi-GTS models. The NQi series is built to be high-performance, well balanced, and with a minimalistic aesthetic. Its design language is modem and minimalistic. The NQi series is equipped with advanced powertrain consisting of the removable lithium-ion battery pack with our proprietary battery management system, the BOSCH motor or NIU motor, and our proprietary Field Oriented Control, or the FOC, system that controls the electric motors. The NQi series utilizes a state-of-the-art lithium-ion battery pack that achieves extended range with light weight.

MQi Series

Our MQi series smart e-scooters consist of the MQiS, MQi2, MQi+,  MQiL, MQi-GT and MQi-GT EVO models. The MQi series is a cool and fresh-looking smart e-scooter designed for young urban users. Most of the MQi series models are smaller, lighter and more agile when cruising through urban traffic than that of the NQi series. The MQi series carries the NIU design language that puts a modem twist on the classic e-scooter design. The MQi series is designed to be ergonomic, bolstering natural and comfortable sitting posture and intuitive dashboard and switches layout.

UQi Series

Our UQi series smart e-scooters consists of the UQi, UQiM, UQi+, UQiS and UQi-GT models. The UQi series is smaller and lighter than the NQi-Series and MQi-Series and carries the same NIU design language. The UQi series is designed to be ultra-light and ultra-compact.

F Series

The F-Falcon Series is a new popular series that quickly become a well-known style besides the classic halo light NMU series, with the F600, F400T, F400, F200, F100, and F0 products. The F series draws inspiration from fighter jets and seamlessly incorporates NIU’s essential smart functionalities.

For our product offerings in overseas, we have two main categories: (i) electric motorcycles and mopeds, and (ii) electric micro-mobility products. While the electric motorcycle and moped category includes some key products from the China market, the micro-mobility product category mainly focuses on kick-scooters and e-bikes.

RQi Series

Our RQi series is a line of high-performance straddle motorcycles designed for city-oriented riding, offering sufficient speed to be safely ridden on major roads in urban areas. The RQi model is equipped with several features that enhance its performance, safety, and convenience, including removable batteries, front and rear recording cameras, a 5kW mid-mounted motor to provide acceleration, and a TFT dash containing a GPS tracker for real-time location information. With its focus on urban riding and its advanced features, the RQi series stands out as a technologically advanced option for riders who value riding experiences.

SQi Series

Our SQi series is positioned as our most high-end product series in the electric bicycle product category for China market, featuring innovative design and cutting-edge technologies in materials. The SQi has a futuristic straddle motorcycle-like appearance. With a clear-cut geometric body frame and large 17-inch wheels, it presents an unconventional design for electric bicycles while still meeting the China’s new national standards. The body frame of the SQi has been designed using a high performing aerospace magnesium alloy material to meet the weight requirements.

KQi Series

The KQi Series offers a wide range of products in the electric kick-scooter category. It includes the KQi Air, a high-end innovatively designed scooter, the KQi3, a high-performance product, and the KQi2 and KQi1, which are entry-level options. This diverse lineup lays a strong foundation to cater to a broad spectrum of users’ need.

BQi Series

The BQi e-bike series features a stylish and practical lightweight frame design, combined with pedal assist and throttle control, making them easy and comfortable for city commutes. The BQi e-bike was showcased during CES in 2022 and was well received by the audiences.

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

We conduct various marketing and branding activities to establish NIU as a premium brand. For example, we launched the global “Green Riding” cycling campaign and “Search for Earth Guardians” initiative online and offline on the Earth Day. These initiatives rallied our users from all over the world to participate in waste recycling, promote environmentally friendly travel, and encourage more people to join the green cycling movement, thereby contributing towards sustainable development and fulfilling our social responsibility as a leading provider of smart urban mobility solutions. In 2023, we actively participated in global exhibitions and roadshows, including the AIMExpo in Las Vegas, IFA in Berlin, EICMA in Milan, and the electric exhibitions in various countries, which significantly boosted the visibility of our NIU brand. We also collaborated with a diverse range of brands and trendy groups, including Alipay, Gaode Maps, Pizza Hut, War Horse, 360, The North Face, and Sneaker Con, to organize marketing activities aimed at promoting our brand. Additionally, we sponsored premier esports team, JD Gaming, to enhance our brand exposure and bolster brand recognition, particularly among the younger demographic. In August 2022, our SQi series collaborated with Razer, the world’s top gaming hardware brand, on a joint product event that received widespread recognition and praise in the gaming community and on social media, especially among the younger demographic. In October 2021, in order to celebrate our important milestone in becoming the first electric two-wheel brand in the world to have covered 10 billion kilometers of riding distance by its global users, we launched a large-scale communication campaign “Make Life Electric”, which gained popularity on Weibo, TikTok and WeChat, achieving over 1.4 billion views.

Capitalizing on our premium NIU brand, we have also launched various lifestyle accessories, such as apparel, which are well received by customers.

NIU Community

We have cultivated a highly dedicated and growing base of NIU fans. Our users are proud owners of NIU smart e-scooters with high engagement. Based on the e-scooter activity data we collected, more than 75% of our users rode their e-scooters on a monthly basis in 2023. We endeavor to build an interactive and dynamic social community to further convey and brand image as a fashionable urban lifestyle. NIU clubs are one of the core components of NIU community, and there were over 100 of NIU clubs as of December 31, 2023. Formed and run by the enthusiastic NIU fans, these NIU clubs organize various events, such as new product test drives, riding for good causes, and scooter parades. We support the NIU clubs with products, designs and announcement channels. To further expand the NIU community and increase brand loyalty, we have facilitated our users to create virtual NIU communities via social media, such as WeChat, to bring together our users from all walks of life. We have a dedicated user interaction team, which closely monitors and actively participates in different interest groups such as photography group, accessories group, social responsibility group, etc. and interacts with users online.

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

We have accumulated massive amount of data from multiple sources. We currently collect 462 types of data points covering 72 dimensions such as humidity, lighting and temperature, from our Cloud ECU and up to 32 sensors installed on each smart e-scooter. As of December 31, 2023, our NIU app had been connected with approximately 2,704,500 smart e-scooters, which had accumulated approximately 21.4 billion kilometers of riding distance of data. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services.

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

Warranty Policy

We provide limited warranty to our users for terms varying from six months to three years, subject to certain conditions, such as normal use. For certain key components of e-scooters, we provide quality warranty varying from 12 months to 24 months. For lithium-ion battery packs, we provide a 24-month or 20,000-kilometer warranty or a 36-month or 30,000-kilometer warranty, depending on the model. For other components of the e-scooters, we provide quality warranty varying from six months to three years depending on the parts. We are responsible for replacing or repairing the faulty products during their respective warranty terms. The warranty on certain parts of our e-scooters is covered by our suppliers’ back-to-back warranty and thus we are entitled to have the suppliers replace or repair the faulty parts.

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

Our battery packs incorporate PACK technology, which is adopted by automakers globally. The PACK technology protects the battery cells from impact and regulates battery temperature, and use voltage, temperature, current, or PTC technology to protect each cell, thereby ensuring the integrity of the battery pack.

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

Intelligent Interaction. The Cloud ECU supports remote interaction with vehicles through IoT, as well as interaction between smartphones and vehicles via Bluetooth Low Energy (BLE) in the absence of a wireless network. Additionally, it supports NFC card swiping for powering on and off, and is capable of learning user driving habits to calculate estimated mileage.

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

Our research and development team comprise motorcycle enthusiasts with years of motor biking experience. Their enthusiasm, experience and expertise, together with our user-centric product development philosophy, have allowed us to design and deliver high-performance smart e-scooters and made us the pioneer in urban mobility solutions we are today.

Platform-based Engineering System

We have developed a platform-based engineering system, which is based on the same in-scooter control and data connection systems. Accordingly, we can develop different product lines with the same voltage requirement. As a result, our existing production lines can be easily adapted to new products. For example, our MQi and UQi series, which are all based on the 48V platform, adopt the same battery pack solution, battery management system, and FOC, BOSCH motor and EBS. By doing so, we can shorten our design timeline, accelerate time-to-market and lower manufacturing costs.

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

NIU Innovation Lab

Our NIU Innovation Lab hosts our research and development teams of 162 members, which include, among others, our user experience design team, smart electronic research team, powertrain design team and industrial design team.

The Lab focuses on industrial design, structural design, smart electronics research, power electronics research, user data analysis, business intelligence system development and user experience research. The Lab and our research and development team played a crucial role in the creation of the 582 patents we held as of December 31, 2023. We also entered into a definitive Development Collaboration Agreement in March 2019 with one of the world’s leading automobile manufacturers regarding joint development of Micro-mobility solutions, which was carried out by the Lab.

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

Manufacturing and Fulfillment

We design, manufacture and sell high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. We view the manufacturers and suppliers we work with as key partners through our product development process and leverages their industry expertise to ensure that each product that we produce meets our strict quality standards.

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

We have been able to effectively manage our inventory level. We formulate holistic plans for our production, warehousing and logistics, by tracking a variety of factors, including, among others, historical sales data, sales forecasts and customization requests. With smooth turnover between production and logistics, we are able to maintain an optimal inventory level, to fulfill our orders and avoid over-stock at the same time. Our inventory turnover days were 26, 50 and 73 for 2021, 2022 and 2023, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Quality Control

We believe that the quality of our products is crucial to our growth. We place great emphasis on quality control, set up dedicated team and implemented stringent monitoring and quality control systems to manage our operations.

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

Our new global R&D and manufacturing base includes a dedicated quality control laboratory equipped with full-automatic and semi-automatic instruments for components testing, and proprietary inspection systems for battery cell quality testing.

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

We have different shipping methods for our finished products depending on the type of the distribution channel: (i) for our offline domestic distribution channels, our city partners and franchised stores are responsible for logistics from the moment products are rolled out of the factory; (ii) for local distributors in international markets, we ship our products mainly under FOB or DDP terms; and (iii) for online shopping platforms such as our official website and third-party platforms such as JD.com and Tmall, we ship our products through third-party delivery services.

Omnichannel Retail Model

We have established a distinct omnichannel retail model network to sell our products and provide service to our customers. As of December 31, 2023, we sold our products through 2,856 franchised stores in 251 cities in China and 56 distributors in 54 countries overseas, as well as on our own online store and third-party leading e-commerce platforms. We also leverage our omnichannel retail network to deliver peripheral services such as maintenance and repair, and to collect data for business insights.

Offline Distribution Network

City partners and franchised stores

In China, our offline retail channels consist of city partners and franchised stores. Our “city partner” system plays an important role in our offline sales strategy. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. Leveraging our data analytics and their local knowledge, the city partners select store location and manage the franchised stores. The city partner system allows us to optimize store location selection, manage stores efficiently, and maintain our inventory at a low level.

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

In international markets, we establish our sales network by engaging with local distributors, retail partners, and by setting up local entities. A potential business partner must meet certain qualifications and possess certain prerequisite capabilities, including, among others, preexisting business presence in motorcycles or consumer electronics and established comprehensive sales and service network to be eligible as our local distributor. In addition, our local distributors must share our vision in the promising future of smart and eco-friendly transportation products, and embrace our innovative marketing models.

Typically, we enter into a distribution agreement with each of our local distributors, under which the local distributor will commit to a minimum annual purchase amount from us, for a period of one to three years. Our shipping arrangements with local distributors mainly under FOB or DDP terms.

We position our products as fashionable, premium urban mobility tools in international markets. Our distributors sell our products primarily in the following three types of stores in international markets:

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

In our micro-mobility product category, we have established offline sales channels by engaging with our retail partners. Through these retail partners, we were able to place our products in over 1,000 physical locations in the US and Europe as of the end of 2023. We aim to invest more in local branding and marketing, strengthen connections with our customers, and enhance our adaptability to local market changes.

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

Location-based offline marketing

We conduct offline marketing and advertising through LCD billboard ads, elevators ads, bus ads, product roadshows, subway stations, exhibitions in music festivals, among others. To achieve higher efficiency on offline marketing, we leverage riding data collected from our smart e-scooters. For example, in each city, we have a heat map showing anonymously where NIU users ride and park our e-scooters, a good indicator of locations of where potential users concentrate. The heat map allows us to select the optimal offline ads locations (such as LCD billboard, or bus routes or residential buildings) to reach our targeted consumer groups, or organize product roadshows in the most relevant venue.

Viral marketing

Leveraging our excellent product quality, fashionable brand image and strong customer loyalty, we are able to utilize viral marketing strategies to establish NIU as a premium brand. For example, in 2023, we actively participated in global exhibitions and roadshows, including the AIMExpo in Las Vegas, IFA in Berlin, EICMA in Milan, and the electric exhibitions in various countries, which significantly boosted the visibility of our NIU brand. Additionally, we collaborated with a diverse range of brands and trendy groups, including Alipay, Gaode Maps, Pizza Hut, War Horse, 360, The North Face, and Sneaker Con, to organize marketing activities aimed at promoting our brand. In August 2022, our SQi series collaborated with Razer, the world’s top gaming hardware brand, on a joint product event that received widespread recognition and praise in the gaming community and on social media, especially among the younger demographic. In October 2021, in order to celebrate our important milestone in becoming the first electric two-wheel brand in the world to have covered 10 billion kilometers of riding distance by its global users, we launched a large-scale communication campaign “Make Life Electric”, which gained popularity on Weibo, TikTok and WeChat, achieving over 1.4 billion views.

Event-driven marketing

In addition to our day-to-day marketing operation, we organize event-driven marketing activities, such as new product launches, company key milestone media events and monthly offline marketing events.

New product launches are typically our largest events of the year. Starting in 2015, we have organized product launch events every year, joined by a large group of live audience including our users and partners, with extensive media coverage. In November 2021, we unveiled an electric scooter, the MQi-GT EVO, along with two kick scooters, the KQi2 and KQi3 Max, and an e-bike, BQi, at the 2021 EICMA show. Throughout 2022, we introduced a range of new products, including the SQi, UQi+. In 2023, we launched the MQiL and the new F series, among others.

We actively participate in exhibitions and roadshows, collaborating with leading lifestyle brands such as the North Face Mountain Festival, Sneaker Con, G-Fusion Game Fest, and Designer Toy Expo. These events provide us with valuable opportunities to showcase our products and enhance our brand presence. We also maintain a strong online presence through strategic communication and marketing campaigns, primarily on short video platforms like Xiaohongshu and Douyin.

In 2023, we embarked on impactful cross-brand collaborations, such as our partnership with the globally recognized IP Kumamon and the launch of the NIU x Kumamon scooters. Additionally, we sponsored a premier esports team, JD Gaming.

In addition, we sponsor and participate in non-profit social activities such as marathons, through which we exemplify green and lifestyle, and it has been positively received by runners and spectators nationwide.

Overseas marketing

We invest in overseas marketing with a view to raise our brand awareness in the international markets. We adopted a dynamic marketing strategy that combines traditional public relations, tactical digital marketing, and strategic retail and event marketing.

Our active participation in in global exhibitions and roadshows, including the AIMExpo in Las Vegas, IFA in Berlin, EICMA in Milan, and the Electric Expo in various countries, has significantly elevated the NIU brand’s visibility.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face intense competition in the electric two-wheeled vehicles industry.”

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

Our intellectual property rights are critical to our business. As of December 31, 2023, we owned 582 patents, 936 registered trademarks and 27 copyrights relating to various aspects of our operations and two registered domain names, including www.niu.com. Of the 936 registered trademarks, 155 are registered in mainland China and 781 in other countries and regions. As of the same date, we had 316 applications for patents and trademarks pending in mainland China, Europe and other jurisdictions.

Regulations

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in mainland China and our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Production of Electric Bicycles

On July 9, 2005, the State Council of the PRC promulgated the Regulation of the PRC on the Administration of Production License for Industrial Products, or the Production License Regulations, which was last amended on July 20, 2023 to take effective on the same date. On April 21, 2014, the General Administration of Quality Supervision, Inspection and Quarantine, or the AQSIQ, issued the Measures for the Implementation of the Regulations of the PRC Administration of Production Licenses for Industrial Products, or the Measures, which was revised by the SAMR on September 29, 2022. The latest version took effect on November 1, 2022. According to the Production License Regulations and the Measures, any enterprise that has not obtained a production license for a product listed in the Announcement of the Product Catalog Implementing the Production Licensing System, or the Production Catalog, which was issued by the General Administration of Quality Supervision, Inspection and Quarantine (abolished), or the AQSIQ on November 20, 2012, must not produce the relevant product. An enterprise must file an application to the provincial administration of quality and technology supervision for the license of producing the products listed in the Production Catalog. Otherwise, the authorities can impose fines and other administrative sanctions, and serious violations may result in criminal liabilities. According to the Production Catalog, most of our products are classified as electric bicycles, which are industrial products that fall within the scope of Production License Regulations and Measures. Thus, we have obtained the appropriate production license thereof. On June 24, 2017, the State Council issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was canceled and was changed to implement mandatory product certification management. However, on October 11, 2017, AQSIQ announced that the production of the electric bicycles is still under the production licensing system. According to this announcement, the production license regulatory regime is implemented pursuant to the new electric bicycle technical standard, which is the Safety and Technical Specification for Electric Bicycle (GB 17761-2018), or the Electric Bicycle Standard, promulgated by the SAMR and the National Standardization Management Committee on May 15, 2018 and effective on April 15, 2019. The Electric Bicycle Standard replaced the General Technical Requirements for Electric Bicycles (GB 17761-1999), or the Old Standard, which were issued by the Quality and Technology Supervision Bureau on May 28, 1999 and became effective from October 1, 1999. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.” Furthermore, on April 21, 2023, the MIIT issued certain recommended industrial standards on the production and design standards of electric bicycles and spare parts, including the Technical Specifications for Handlebar of Bicycles (QB/T 1715-2023), the Specifications and Dimensions of Lithium-ion Battery for Electric Bicycles (QB/T 4428-2023), the General Technical Specifications for Electric Bicycles (QB/T 5869-2023), and the General Technical Specifications for Electric Bicycles’ Electronic Control Units (QB/T 5870-2023), all of which came into effect on November 1, 2023, for enterprises’ reference.

Regulations on Qualification of Production of Electric Motorcycles

Pursuant to the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Measures, issued on November 30, 2002 and the Implementing Rules of the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Rules, issued on December 31, 2002, enterprises must pass the production access examination and obtain the Motorcycle Production Access Certificate before manufacturing motorcycles in mainland China, and if an enterprise conducts a motorcycle manufacturing consignment, both the consignee and the consignor are required to obtain the Motorcycle Production Access Certificate. Pursuant to the General Specifications for Electric Motorcycles and Electric Mopeds, or the General Specifications, which was issued on June 25, 2009 and effective on January 1, 2010, the General Specifications applies to electric motorcycles and electric mopeds. On January 14, 2010, the MIIT, issued the Circular on Matters Related to Electric Motorcycle Production Enterprises and Product Access Management, or the Circular, which imposes production restrictions on enterprises who currently produce or intend to produce electric motorcycles. Such enterprises must satisfy the MIIT’s access requirements and be on the list of the Announcement on Vehicle Manufacturers and Products before continuing or commencing production. On November 27, 2018, the MIIT promulgated the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, which became effective on June 1, 2019 and replaced the Motorcycle Manufacturing Measures and the Motorcycle Manufacturing Rules. According to the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, the authorities will continue to implement a classified access administration of enterprises engaged in the manufacturing of road motor vehicles and road motor vehicle products, and road motor vehicle design enterprises are encouraged to cooperate with or consign to licensed road motor vehicle manufacturing enterprises in manufacturing process. We entered into a manufacturing cooperation agreement with a motorcycle manufacturer with required qualifications to manufacture certain models classified as electric motorcycles. Besides, Jiangsu Xiaoniu has been listed in the Road Motor Vehicle Manufacturers and Products List (batch 327) issued by MIIT on January 13, 2020 as an enterprise permitted to manufacture motorcycles and we have obtained the World Manufacturer Identifier (WMI) and Vehicle Identification Number (VIN). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

Regulations on Registration of Electric Bicycles

Pursuant to the Road Traffic Safety Law of the PRC (Revised in 2021), a non-motorized vehicle which ought to be lawfully registered shall be deemed street-illegal until it has been registered with the local traffic administrative department. In addition, the categories of such non-motorized vehicles shall be determined by provincial governments in light of their respective actual local situation and shall consist of technical standards in terms of overall weight, braking performance, overall size and reflectors, which all non-motorized vehicles should abide by. We have obtained the production license for electric bicycles according to applicable regulations. We will adjust the technical standards of our e-scooters to be sold at local markets until the technical standards meet local requirements and our e-scooter is listed on the local catalog which indicates the e-scooters on it are permitted to be lawfully registered.

Pursuant to the Circular on Strengthening the Management of Electric Bicycles, jointly promulgated by the State Administration for Industry and Commerce, the AQSIQ, the Ministry of Public Security and the MIIT on March 18, 2011, any non-compliant vehicle may not be registered as a non-motorized vehicle, which in turn means it shall be deemed street-illegal.

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

Regulations on Registration of Motorcycles

Pursuant to the Provisions on the Registration of Motor Vehicles of the PRC promulgated on May 27, 2008, amended on December 17, 2021 and came into effect on May 1, 2022, the owner of a motor vehicle, including motorcycles, shall apply for registration of such motor vehicle after obtaining the certificate of qualified motor vehicle safety technical inspection from a local motor vehicle safety technical inspection institution. On October 18, 2014, the Circular of the Ministry of Industry and Information Technology and the Ministry of Public Security on Strengthening the Production and Registration Management of Minibuses and Motorcycles was issued, which reiterates that motorcycles must be registered, and in order to simplify the motorcycle registration procedures in rural areas, motorcycles may gradually be sold with license, and motorcycle sales enterprises may be entrusted to register motorcycles before motorcycles are sold.

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

Under the Application Scope of the First Batch of Products Implementing Mandatory Product Certification Catalogue effective on July 1, 2002, motorcycles and bicycles with gasoline and other engines were within the product catalogue that must apply the compulsory product certification. The Administrative Regulations for Compulsory Product Certification was promulgated on July 3, 2009, amended on September 29, 2022, and took effect on November 1, 2022, pursuant to which that several specified products must not be delivered, sold, imported or used in other business activities until they complete the compulsory product certification and be labeled with certification mark. According to the Announcement on the Transition Period Arrangement for the Management of Mandatory Product Certification of Motorcycle Crew Helmets, Electric Blankets and Motorcycle Products, promulgated by the AQSIQ and the Certification and Accreditation Administration of the PRC on October 11, 2017, motorcycle and bicycle productions must still be under a license administration. On March 14, 2019, the Opinions of the SAMR, the MIIT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provides that the market supervision department shall strengthen the management of China Compulsory Certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and shall only allow vehicles that meet the Electric Bicycle Standard and obtained China Compulsory Certification flowing into the market. We have obtained China Compulsory Certification for all of our current for-sale products, and will try to obtain China Compulsory Certification for our future products. See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Business and Industry—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

Pursuant to the Civil Code of the PRC, promulgated by the National People’s Congress on May 28, 2020 and effective on January 1, 2021, in the event of damages caused to other party due to product defect, the infringed party may seek compensation from the manufacturer of the products or from the seller of the products and shall have the right to request the manufacturer and the seller to bear tortious liability such as cessation of infringement, removal of obstruction, elimination of danger, etc.

Regulations Relating to Product Recall

The SAMR issued the Interim Provisions on the Administration of Recall of Consumer Goods on November 21, 2019, which took effect on January 1, 2020. Our products, accordingly, as one kind of customer goods, are subject to the requirements set out thereunder. Pursuant to the Interim Provisions on the Administration of Recall of Consumer Goods, if a manufacturer is aware of any potential defect in its products, or receive such notice from the government authorities, it must investigate in a timely manner and report the results of such investigation to the authorities. Where any defect is found during the investigation, the manufacturer must immediately cease to manufacture, sell, or import the relevant products and recall such products. We have not received any such notice from authorities, or initiated, voluntarily or involuntarily, any product recalls in accordance with such provisions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.”

Regulations Relating to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and amended on April 6, 2004, November 7, 2016, and December 30, 2022, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce on June 25, 2004, effective on July 1, 2004, and amended on August 18, 2016, November 30, 2019 and May 10, 2021, foreign trade operators engaged in the import and export of goods or the import and export of technology must register with the Ministry of Commerce or its authorized institution. In addition, if an entity imports or exports goods as consignee or consignor, it shall file with customs according to the Provisions of the People’s Republic of China on the Administration of Recordation of Customs Declaration Entities, promulgated on November 19, 2021 and came into effect on January 1, 2022. We have made filings with authorities pursuant to the applicable provisions.

Regulations Relating to Foreign Investment

Pursuant to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, jointly issued by the NDRC and the Ministry of Commerce on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to design, manufacture and sale of electricity bicycles does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2021 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries which do not fall within the 2021 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of PRC was issued by the National People’s Congress and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment. On December 26, 2019, the State Council published the Implementation Rules of the Foreign Investment Law, which took effect on January 1, 2020. Furthermore, on December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. On July 25, 2023, the State Council issued the Opinions on Further Optimizing the Foreign Investment Environment and Increasing Efforts to Attract Foreign Investment, which provides certain policy supports aimed at vigorously attracting and utilizing foreign investment.

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

Regulations Relating to Foreign Debt

On January 8, 2003, the NDRC, Ministry of Finance and SAFE promulgated the Interim Provisions on the Management of Foreign Debts, which was amended on July 26, 2022 and became effective on September 1, 2022, pursuant to which the summation of the accumulated medium-term and long-term debts borrowed by foreign-invested entities and the balance of short-term debts shall not exceed the surplus between the total investment in projects approved by the verifying departments and the registered capital, or the Surplus Limit. Within the range of the Surplus Limit foreign-invested entities may borrow foreign loans at their own will. If the loans exceed the Surplus Limit, the total investment in projects shall be reexamined by the original examination and approval departments. In addition, on January 11, 2017, People’s Bank of China promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets out an upper limit for mainland China entities, including foreign-invested entities and domestic-invested entities, regarding their foreign debts, or the Financing Limit. Pursuant to PBOC Circular 9, the Financing Limit for entities shall be calculated based on the following formula: the Financing Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. As to net assets, entities shall take the net assets value stated in their respective latest audited financial statement in calculation; the cross-border financing leverage ratio for enterprises is two (2); the macro-prudent regulation parameter is one (1). PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts. PBOC Circular 9 stipulates a one-year transitional period, or Transitional Period, from its promulgation date for foreign-invested entities, during which they could choose the calculation method of foreign debt upper limit based on either (i) the Surplus Limit, or (ii) the Financing Limit. After the Transition Period, the method applicable to foreign-invested entities shall be determined by the People’s Bank of China and SAFE separately. On March 11, 2020, the People’s Bank of China and SAFE issued the Notice of Adjusting the Macro-prudent Regulation Parameter for Full-covered Cross-border Financing, which adjusted the macro-prudent regulation parameter as set forth in the Circular 9 from 1 to 1.25. However, although the Transitional Period ended on January 10, 2018, as of December 31, 2023, the People’s Bank of China or SAFE has not issued any new regulations regarding the application calculation method of foreign debt upper limit for foreign-invested entities. As to domestic-invested entities, they are only subject to the Financing Limit from the date of promulgation of PBOC Circular 9 regardless of the Transitional Period. On January 5, 2023, the NDRC issued the Administrative Measures for the Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which took effect on February 10, 2023, setting out regulatory standards and procedures for enterprises when issuing foreign debts that over one year.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in mainland China is heavily regulated and restricted as a national security issue. The SCNPC enacted the Decisions on Maintaining Internet Security in December 2000, as further amended in August 2009, which impose criminal liabilities on persons or entities that: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the internet in ways that would result in the leakage of state secrets or dissemination of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

In November 2016, the SCNPC promulgated the Network Security Law of the PRC, or the Network Security Law, which took effect on June 1, 2017. Pursuant to the Network Security Law, a network operator, including, without limitation, internet information service providers, must take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities and maintain the integrity, confidentiality and availability of network data. Any violation of the provisions and requirements under the Network Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. On December 28, 2021, the CAC, together with other twelve government authorities, jointly released the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Measures require operators of critical information infrastructure to go through cybersecurity review when purchasing any network products and services with a potential impact on national security. On March 17, 2023, the SAMR and the National Standardization Administration Committee announced the issuance of the National Standards of the People’s Republic of China (No. 1 of 2023), which contains 12 sets of national standards on cybersecurity under the National Technical Security Standardization Committee of China, or TC260, including the Information Security Technology - Basic Requirements for Competence of Cybersecurity Workforce (GB/T 42446-2023).

On April 26, 2023, the amended Counterespionage Law of the People’s Republic of China was promulgated which came into effect on July 1, 2023, establishing a close connection between data security and national security. It provides, among others, that engaging in the unauthorized provision of data or conducting cyberattacks against specific authorities is categorized as acts falling within the scope of espionage, and unlawfully acquiring or possessing documents, data, materials, or items that qualify as state secrets is strictly forbidden.

On May 29, 2023, the Secretariat of the National Information Security Standardization Technical Committee published the Practice Guidelines for Cybersecurity Standards - Implementation Guidelines for Cyber Data Security Risk Assessment, implementing the requirements of the Data Security Law on data security risk assessment, which outlines the approach, workflow and key components of the data security risk assessment, including data security management, data processing activities, data security technology, and personal information protection. On December 8, 2023, the CAC promulgated the Administrative Measures for the Reporting of Cybersecurity Incidents (for public comments), which imposed obligations on network platform operators to report to the in-charge cyberspace administration when an incident that might endanger network security occurred.

In November 2019, the Secretariat of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the SAMR jointly promulgated the Circular on Issuing the Methods for Identifying Unlawful Collection and Use of Personal Information of Applications, which defines actions that may be regarded as violating the Network Security Law and other personal information protection related regulations, including, among other things, failure to publicize the rules for collection and use of personal information, failure to expressly state the purpose, manner and scope of collecting and using personal information, collection and use of personal information without consent of users, provision of personal information to others without consent, and failure to provide the function of deleting or correcting personal information as required by law. Furthermore, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which came into effect on November 1, 2021. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection and aims at protecting the personal information rights and interests, regulating the processing of personal information and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation.

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

In addition, on November 14, 2021, the CAC released the Regulations on the Network Data Security for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country. However, the Cybersecurity Review Measures and the Regulations on the Network Data Security remain unclear on whether the requirements will be applicable to companies that have been listed in the United States.

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

On February 22, 2023, the CAC issued the Measures for the Standard Contract for the Outbound Transfer of Personal Information, or the Standard Contract Measures, which took effect on June 1, 2023. The Standard Contract Measures apply to the provision of personal information to overseas recipients through standard contract and set out detailed criteria relating to the formality and terms of such contracts. The Standard Contract Measures also requires the personal information processor to file such contract with the authorities within 10 business days after the contract is effective. To regulate the application of the outboard transfer of personal information through standard contact, the CAC has promulgated the First Edition and the Second Edition of Guidelines for the Recordation of the Standard Contracts for the Outbound Transfer of Personal Information on May 30, 2023 and March 22, 2024.

On March 16, 2023, the TC260 released the draft national standards entitled Information Security Technology - Certification Requirements for Cross-border Transmission of Personal Information, for public comments, which sets out the basic principles and requirements for the protection of the rights and interests of personal information subjects in the cross-border transmission of personal information, and outlines the standards for the third-party certification of companies engaged in the cross-border transfer.

On August 3, 2023, the CAC has issued the Measures for the Administration of Personal Information Protection Compliance Audits (for Public Comments), which stipulates that companies that process personal information of subjects in China shall undergo regular compliance audits. On August 8, 2023, the CAC released the Provisions on Security Management of the Application of Face Recognition Technology (for Trial Implementation), for public comments, which aimed at enhancing the oversight and responsible use of face recognition technology and stipulates, among others, that that face recognition technology can only be used when there is a specific purpose and sufficient necessity, and strict protection measures must be implemented.

On February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which took effect on March 31, 2023. These provisions require, among others, that mainland China domestic enterprises that seek to offer and list securities in overseas markets, either directly or indirectly, complete approval and filing procedures with the competent authorities, if such enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government authorities to certain securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. These provisions further stipulate that providing or publicly disclosing documents and materials which may adversely affect national security or public interests shall be subject to applicable procedures. We may be required to complete approval or filing procedures under these provisions or expend additional resources to comply with the provisions if we are found to fall within any of the foregoing circumstances.

On September 28, 2023, the CAC released the Notice on Seeking Public Comments on the Provisions on Regulating and Promoting Cross-border Data Flow (Exposure Draft) of the PRC, which specifies the circumstances under which it is not required to apply for a security assessment for data to be provided abroad, to conclude a standard contract for personal information to be provided abroad, or to pass the certification for personal information protection. On March 22, 2024, the CAC formally issued the Regulations on Promoting and Regulating the Cross-border Data Flow, which clarifies the obligations of data processors with cross-border transfer of personal information, such as notification, obtaining individual consent, and conducting personal information protection impact assessments in accordance with laws and administrative regulations, and also sets out several exemptions, including cross-border data transfer (i) for concluding or performing a contract to which an individual is a party, (ii) for the cross-border HR management purpose according to the applicable internal labor rules and a collective contract entered into with the employees, (iii) to safeguard an individual’s life, health or property in the event of an emergency, and (iv) if the handler is not classified as a critical information infrastructure operator, involving less than 100,000 people’s non-sensitive personal information from January 1 of the current year.

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

In July 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses. Under these regulations, a commercial operator of value-added telecommunication services must first obtain a license for value-added telecommunications business, known as ICP License, from the MIIT or its provincial level counterparts. The VIE, Beijing Niudian, the main operating entity which sells our products to third-parties, has obtained an ICP License for information service business.

Regulations Relating to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile app information service providers are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, which were promulgated by the CAC on June 28, 2016 and amended in 2022. The latest version became effective on August 1, 2022.

Under the App Provisions, mobile app information service providers are required to obtain the qualifications prescribed by laws and regulations, take responsibility for the supervision and administration of mobile app information as required by laws and regulations and implement the information security management responsibilities.

On July 21, 2023, the MIIT issued the Notice of Carrying out the Filing of Mobile Internet Applications, which proposes the requirements that holders of Apps engaged in internet information services within the PRC must fulfill the filing formalities in accordance with the relevant regulations and such holders shall not engage in the App internet information service without completion of such filing.

We have implemented the necessary programs in our mobile app, including programs for data collection notification and for preventing data breach, damage and loss, to make sure the collection, protection and preservation of user information are in compliance with the App Provisions in all material aspects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We retain certain personal information about our users and may be subject to various privacy and consumer protection laws.”

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

Regulations on Patent

The Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress on October 17, 2020 and effective on June 1, 2021, the Detailed Rules for the Implementation of the Patent Law of the PRC (revised in 2023) promulgated by the State Council provide for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The duration of a patent right is respectively 10 years for utility model, 15 years for design, and 20 years for invention, all of which shall commence from the date of application.

Regulations on Trademark

Pursuant to the Trademark Law of the PRC promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, and the Regulation on the Implementation of the Trademark Law of the PRC (revised in 2014) promulgated by the State Council on August 3, 2002 and amended on April 29, 2014, the right to the exclusive use of a registered trademark is limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark is ten years, counted from the day that the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, remedial action, or pay damages. We have submitted several trademark invalidation applications against certain third-party infringers, which are still under administrative or legal proceedings. See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Business and Industry—We may need to defend ourselves against patent, trademark or other intellectual property rights infringement claims, which may be time-consuming and would cause us to incur substantial costs.”

Regulations on Domain Name

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective on November 1, 2017, and the Implementing Rules of China ccTLD Registration issued by China Internet Network Information Center on June 18, 2019. Domain name registrations are handled through domain name service agencies established under the applicable regulations, and the applicants become domain name holders upon successful registration.

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

According to the Social Insurance Law of the PRC, promulgated by the SCNPC and effective from July 1, 2011 and amended on December 29, 2018, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, the Regulation of Unemployment Insurance, and the Interim Regulation on the Collection and Payment of Social Insurance Premiums, an employer is required to contribute social insurance for its employees in mainland China, including basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and amended on March 24, 2002 and March 24, 2019, an employer is required to make contributions to a housing fund for its employees. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—Enforcement of stricter labor laws and regulations of mainland China may adversely affect our business and our profitability.”

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

SAFE promulgated the Circular on Issues Relating to the Administration of Foreign Exchange of Offshore Investment and Financing through Special Purpose Vehicles and Round-Tripping Investment by mainland China Resident, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75.” SAFE Circular 37 requires mainland China residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of offshore investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by mainland China residents, share transfer or exchange, merger, division or other material event. In the event that a mainland China shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under the laws of mainland China for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Circular on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other rules and regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are mainland China residents must retain a qualified mainland China agent, which could be a mainland China subsidiary of the overseas publicly-listed company or another qualified institution selected by the mainland China subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the mainland China agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agent or the overseas entrusted institution or other material changes. The mainland China agents must, on behalf of the mainland China residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by overseas listed companies must be remitted into the bank accounts in mainland China opened by mainland China agents before distribution to such mainland China residents. In addition, the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles promulgated on July 4, 2014 provides that mainland China residents who participate in a share incentive plan of an overseas unlisted special purpose company must register with SAFE or its local branches before exercising such rights.

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the Foreign Investment Law and the Implementation Rules of the Foreign Investment Law. Under these laws and regulations, foreign-invested enterprises in mainland China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in mainland China are required to allocate 10% of their respective after-tax profits as the statutory common reserve when it distributes its after-tax profit for the current fiscal year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises.

Regulations Relating to Taxation

Regulations on Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, which was promulgated on March 16, 2007, amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. Mainland China resident enterprises typically pay enterprise income tax at the rate of 25%, while non-mainland China resident enterprises without any branches in mainland China pay an enterprise income tax in connection with their income from mainland China at the tax rate of 10%. An enterprise established outside of mainland China but with its “de facto management body” located within mainland China is considered a “resident enterprise,” which means that it is treated in a manner similar to a mainland China domestic enterprise for enterprise income tax purposes. The implementing rules of the Enterprise Income Tax Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting and properties” of the enterprise.

The Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in mainland China or (ii) have an establishment or place of business in mainland China, but the relevant income is not effectively connected with the establishment or place of business to the extent that such dividends and gains are derived from sources within mainland China. Such income tax on the dividends may be reduced pursuant to a tax treaty between mainland China and other jurisdictions. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, and other applicable laws of mainland China, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from mainland China from certain investments. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective on January 1, 2020, requires nonresident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file certain report and materials with the tax authorities. We may be classified as mainland China resident tax payers. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

Regulations on Value-Added Tax

Pursuant to the Provisional Regulation of the PRC on Value-Added Tax issued by the State Council, effective on January 1, 1994, which was amended on November 10, 2008, February 6, 2016 and on November 19, 2017, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in mainland China are required to pay a valued-added tax, or VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-Added Tax Rates was promulgated, which provides that effective from the date of May 1, 2018, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. On March 20, 2019, the Announcement on Relevant Policies for Deepening Value-Added Tax Reform was jointly promulgated the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which further provides that effective from April 1, 2019, the VAT rate of gross proceeds from sales and importation of goods and provision of services shall be adjusted from 16% to 13%, with the VAT rate of certain categories of goods shall be adjusted from 10% to 9%. In addition, under the Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. On September 3, 2023 the Ministry of Finance and the State Administration of Taxation promulgated the Circular of Additional Value-Added Tax Credit Policy for Advanced Manufacturing Enterprises, which provides that an advanced manufacturing enterprise may credit the amount of input tax creditable in the current period, plus 5% of that amount, against the amount of tax payable.

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

Second Amended and Restated Equity Pledge Agreement.  Pursuant to the second amended and restated equity pledge agreement, dated February 27, 2020, among our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian, the shareholders of Beijing Niudian have pledged the 100% equity interests in Beijing Niudian to our WFOE to guarantee performance by the shareholders of their obligations under the second amended and restated exclusive option agreement and powers of attorney, as well as the performance by Beijing Niudian of its obligations under the amended and restated exclusive business cooperation agreement and the second amended and restated exclusive option agreement. In the event of a breach by Beijing Niudian or any of its shareholders of contractual obligations under the second amended and restated equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Niudian and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing Niudian also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Beijing Niudian undertakes that, without the prior written consent of our WFOE, it will not assist or allow any encumbrance to be created on the pledged equity interests. In February 2021, we completed the registration of the equity pledge under the second amended and restated equity pledge agreement with the local office of the State Administration of Market Regulation in accordance with the PRC Property Rights Law.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements in connection with the VIE structure do not comply with the laws of mainland China, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government funds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with the regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protections available to you and us.”

D.	Property, Plants and Equipment

Our headquarters is located in Beijing, China, where we lease and occupy our office space with an aggregate floor area of approximately 2,300 square meters. Our Niu Innovation Lab is located in Shanghai, China, where we lease and occupy our office space with an aggregate floor area of approximately 500 square meters. Our manufacturing facility and after sales services facilities are in Changzhou, China, where we have both owned and leased facilities with a combined building area of approximately 123,500 square meters. In May 2020, we made prepayment of RMB39.4 million in addition to prepayment of RMB2.0 million in 2019 to acquire land use rights of a piece of land with total area of 61,148 square meters. In January 2021, we obtained the land use rights certificate. We built a new manufacturing facility on this piece of land to expand the production capacity in order to meet the expected increasing demand of our e-scooters. Construction of the new facility was completed in August 2021 and we have commenced production from September 2021.

The following table sets forth the location, approximate size and primary use of facilities that we own or we lease, as of December 31, 2023:

Our Own Facility
	Approximate Size
	(Building) in
Location	Square Meters	Primary Use
Changzhou	111,467	Manufacturing and Maintenance Facility

	Approximate Size
	(Building) in
Location	Square Meters	Primary Use	Lease Expiration Date
Beijing	2,330	Office	December 31, 2024
Shanghai	534	Office	October 31, 2025
Changzhou	12,000	Manufacturing Facility	December 31, 2024

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

Overview

We currently design, manufacture and sell high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. We have adopted an omnichannel retail model, integrating offline and online channels, to sell our products and provide services. We sold 709,802 units, including 600,994 units sold in the China market and 108,808 units sold in international markets. We sell and service our products through our “city partner” system in China, which consisted of 288 city partners with 2,856 franchised stores in 251 cities in China, and 56 distributors in 54 countries overseas as of December 31, 2023, as well as on our own online store and third-party e-commerce platforms. We also offer the NIU app as an integral part of the user experience.

We currently generate a majority of our revenues from sales of e-scooters to our distributors offline or to individual consumers online. We also generate revenues by selling accessories and spare parts and providing mobile app and other services.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s electric two-wheeled vehicles industry, including, among others, China’s overall economic growth, the increase in per capita disposable income, the expansion of urbanization, the growth in consumer spending and consumption upgrades, the competitive environment, and governmental policies and initiatives towards electric two-wheeled vehicles, as well as the general factors affecting the electric two-wheeled vehicles industry in international markets. Unfavorable changes in any of these general industry conditions could negatively affect demand for our products and materially and adversely affect our results of operations.

Our results of operations and financial condition in 2023 was affected by the lingering effects of lithium battery price hikes started in 2022. We were also affected by the downturn in macroeconomic conditions characterized by cautious spending behaviors in our target markets post COVID-19 and increased market competition in China and international markets.

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

Our ability to increase e-scooter sales volume

Our results of operations depend significantly on our ability to increase sales volume of our e-scooters. Revenues generated from e-scooters represented 87.8%, 90.1% and 88.9% of our net revenues in 2021, 2022 and 2023, respectively. The number of e-scooters sold decreased by 19.9% from 1,037,914 in 2021 to 831,593 in 2022 and further decreased to 709,802 in 2023. We experienced external challenges from the lingering effects of lithium battery price hikes in 2022, as well as the consumption downgrade in our addressable markets. Despite the headwinds, we have been committed to the strategy of focusing on premium and mass-premium products in 2023, by expanding our product line and growing our classic series. Although we still face uncertainties and pressures, we expect that our domestic sales will return to the growth track in 2024 with the launches of our new products. The following table shows the number of e-scooters we sold in the years presented:

	For the Year ended December 31,
	2021		2022		2023
	Units	%	Units	%	Units	%
F Series	175,230	16.9	79,747	9.6	209,554	29.5
G Series	430,057	41.4	233,737	28.1	134,671	19.0
KQi Series	15,413	1.5	102,466	12.3	100,508	14.2
MQi Series	106,914	10.3	41,906	5.0	98,726	13.9
UQi Series	180,491	17.4	208,360	25.1	80,248	11.3
NQi Series(1)	100,111	9.7	55,161	6.7	40,099	5.6
Others(2)	29,698	2.9	110,216	13.3	45,996	6.5
Total	1,037,914	100.0	831,593	100.0	709,802	100.0

Notes:

(1)	Number of e-scooters sold including SQi and RQi series.
(2)	Others include B series, C series, BQi series, Niu Aero Sports Bicycles and power-assist e-bike EUB-01 launched in previous years.

Our ability to increase e-scooters sales volume depends on our ability to innovate in design and technology and offer e-scooter products that meet our users’ demand. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer two model lineups, comprising a number of different vehicle types. These include (i) our electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, F series and others, and (ii) our micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. We will continue to expand our product offerings by growing the classic series and introducing new models, aiming to cover the full spectrum of the urban mobility solutions. Moreover, our ability to increase the sales volume also depends on our ability to continually enhance our brand to attract users and purchases, as well as our ability to successfully execute our omnichannel retail model and expand our sales network both domestically and globally.

Our ability to develop and sell more accessories and spare parts and services

Our results of operations are affected by our ability to develop and sell more accessories and spare parts, which generally have higher gross margins. Revenues generated from selling accessories and spare parts represented 10.7%, 7.6% and 7.5% of our net revenues in 2021, 2022 and 2023, respectively. Our results of operations are also affected by our ability to sell more services. We generate revenue from the NIU app by providing subscription-based mobile app services. Users will need to subscribe for the mobile app service by paying a fee after an initial period of one or two years. Revenues generated from providing services 1.5%, 2.3% and 3.6% of our revenues in 2021, 2022 and 2023, respectively. We will continue to further enhance the connectivity and other smart functionalities of our e-scooters and the NIU app and improve the user experience. This not only provides us with additional revenue streams but also improves our gross margin.

Our ability to manage our supply chain and manufacturing

Material and manufacturing costs of our e-scooters have historically accounted for a majority of our cost of revenues. Our future profitability is significantly dependent on our ability to control those costs as a percentage of our revenues, which in turn depends on our ability to effectively manage our supply chain and manufacturing process. Raw materials and components used in the production of our e-scooters are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. We generally engage multiple suppliers for the key components to minimize the dependency on any single supplier. We will continue to collaborate with our suppliers to manage the cost, capacity and quality of the raw materials and components. As our business grows in scale, we have obtained more bargaining power and hence more favorable terms from suppliers, including pricing terms. Our gross margin remained stable at 21.9%, 21.1% and 21.5% in 2021, 2022 and 2023, respectively, despite some temporary setbacks due to general economic conditions, our ability to control cost of products sold also depends on our successful adoption of automatic and intelligent manufacturing equipment and procedures, and effective utilization of our platform-based engineering system, through which designs of new models may be easily adaptable to our existing production lines.

Our ability to enhance our operational efficiency

Our ability to achieve profitability is dependent on our ability to improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. Excluding share-based compensation expense, selling and marketing expenses have historically represented the largest portion of our total operating expenses. Advertising and promotion expenses, consisting primarily of online and offline advertisements, are event-driven, and tend to be higher when we launch new products. Our selling and marketing expenses as a percentage of our revenues were 9.0%, 13.9% and 18.7% in 2021, 2022 and 2023, respectively. The increase of our selling and marketing expenses as a percentage of our revenues in 2023 was mainly due to our expansion in the international markets, especially kick-scooters.

Our ability to lower our selling and marketing expenses as a percentage of revenues depends on our ability to manage our branding and promotion efforts, and improve selling and marketing efficiency. We have adopted an omnichannel retail model, integrating offline and online channels, to sell our products and provide services. Our offline channels consisted of 288 city partners with 2,856 franchised stores in 251 cities in China and 56 distributors in 54 countries overseas as of December 31, 2023. These distributors promote our brand and market our products and services at their own cost. We aim to invest more in local branding and marketing, strengthen connections with our customers, and enhance our adaptability to local market changes. Through our distributor networks, we will continue to expand and leverage our sales network to enhance our brand and improve sales efficiency. In addition, as our business grows, we expect to achieve greater operating leverage, increase the productivity of our personnel, and obtain more favorable terms from our suppliers.

Our ability to expand to international markets

As of December 31, 2023, we sold our smart e-scooters through 56 distributors in 54 countries overseas. In 2021, 2022 and 2023, 14.7%, 18.5% and 15.2% of our revenues were derived from sales in international markets, respectively. We believe that our well-recognized NIU brand, together with our innovative design and continual expansion of product offerings, position us favorably to capture the enormous growth potential in the global market, and we will enter into selected international markets that offer identified growth opportunities and favorable government policies. In Europe, the U.S. and Southeast Asia, we will continue to expand our distribution network, launch new products suitable for local markets, partner with global leading companies to co-brand premium smart e-scooter models, and are exploring additional business opportunities to drive the growth beyond retail. We will pursue differentiated strategies for different overseas markets. We believe that our expansion into selected international markets will not only drive our revenue growth but also enhance our brand awareness.

Key Components of Results of Operations

Revenues

We generate revenues from sales of e-scooters, sales of accessories and spare parts, and provision of mobile app and other services. The following table sets forth the break-down of our revenues, in amounts and as percentages of revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentage data)
Revenues:
E-scooter sales	3,252,989	87.8	2,853,895	90.1	2,358,659	332,210	88.9
Accessories and spare parts sales	397,088	10.7	242,297	7.6	197,634	27,836	7.5
Service revenues	54,460	1.5	72,405	2.3	95,465	13,446	3.6
Total	3,704,537	100.0	3,168,597	100.0	2,651,758	373,492	100.0

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

E-scooter sales.  We generate a large majority of our revenues from sales of e-scooters to our distributors offline or directly to individual consumers online.

We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our e-scooters. In China, we have a “city partner” system, and sell e-scooters to the city partners. City partners are our distributors, who either open and operate franchised stores or sign up franchised stores, and the franchised stores sell our products and provide services to individual consumers. In international markets, we sell to distributors. We generate revenues by selling e-scooters to our city partners in China and overseas distributors at a discount to the retail price. In addition, we incentivize them by providing sales volume rebate. We also sell directly to individual consumers through third-party e-commerce platforms, as well as on our own online store. We treat distributors offline and individual consumers online as our customers.

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

Cost of revenues

Cost of products sold represents a majority of our cost of revenues, and the other components of cost of revenues include logistics costs, write-downs of inventory and warranty costs.

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

Gross margin

Our gross margin is mainly affected by the retail price, product mix change, sales volume rebate and the cost of revenue per e-scooter. The following table shows our gross profit and gross margin for each of the years presented:

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands, except for percentage data)
	RMB	RMB	RMB	US$
Gross profit	812,779	669,681	570,747	80,388
Gross margin	21.9%	21.1%	21.5%	21.5%

Operating expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the break-down of our total operating expenses, in amounts and as percentages of total operating expenses for each of the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except for percentage data)
Operating expenses:
Selling and marketing expenses	332,008	54.5	440,409	56.8	495,735	69,823	55.6
Research and development expenses	135,218	22.2	176,478	22.8	150,986	21,266	16.9
General and administrative expenses	141,799	23.3	158,461	20.4	244,518	34,439	27.5
Total	609,025	100.0	775,348	100.0	891,239	125,528	100.0

Selling and marketing expenses.  Our selling and marketing expenses primarily consist of advertising and promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities.

The advertising and promotion expenses, consisting primarily of online and offline advertisements. We plan to continue to expand our new e-scooter product portfolio and sales network and retail channels, and engage in more selling and marketing activities to enhance our brand awareness and attract more purchases from new and existing customers in different geographic markets.

Research and development expenses. Our research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new products and technologies, design and development expenses, primarily including validation and testing fees, and expenses associated with the use by these functions of our facilities and equipment, such as depreciation and rental expenses. We plan to continue our innovation in design and technology and further expand our product portfolio.

General and administrative expenses. Our general and administrative expenses mainly consist of allowance for doubtful accounts, payroll and related costs for employees engaging in general corporate functions, professional fees, foreign currency exchange gains (losses) and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, capital gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on payments of dividends.

Hong Kong

The first HK$2 million of profits earned by our subsidiary incorporated in Hong Kong, Niu Technologies Group Limited, is taxed at 8.25%, representing a half the current tax rate, while the remaining profits continue to be taxed at the current tax rate of 16.5%. Niu Technologies Group Limited is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Niu Technologies Group Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2021, 2022 or 2023.

Mainland China

Our mainland China subsidiaries, the VIE, and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law and are generally subject to a statutory income tax rate of 25%. Under the PRC Corporate Income Tax Law, preferential tax treatments will be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as High and New Technology Enterprises (HNTE). Jiangsu Xiaoniu and Beijing Niudian were qualified as HNTEs and enjoy a preferential income tax rate of 15% for the fiscal years from 2021 to 2023 and 2022 to 2024, respectively. An entity could re-apply for the HNTE certificate when the prior certificate expires. The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.

The Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise to its immediate holding company outside of mainland China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within mainland China or if the received dividends have no connection with the establishment or place of such immediate holding company within mainland China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. The Cayman Islands, where Niu Technologies is incorporated, does not have such tax treaty with mainland China. According to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, dividends paid by a foreign investment enterprise in mainland China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the immediate holding company owns at least 25% of the equity interest of the foreign investment enterprise and satisfies all other requirements under the tax arrangement and receives approval from the tax authority. We did not record any dividend withholding tax, as our mainland China entities have no retained earnings in the periods presented. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under the tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.”

The Enterprise Income Tax Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in mainland China be treated as a resident enterprise for mainland China tax purposes and consequently be subject to the mainland China income tax at the rate of 25% for its global income. The implementing rules of the Enterprise Income Tax Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-mainland China company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of mainland China should be considered a resident enterprise for mainland China tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our net revenues for the years presented. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except for percentage data)
Revenues	3,704,537	100.0	3,168,597	100.0	2,651,758	373,492	100.0
Cost of revenues(1)	(2,891,758)	(78.1)	(2,498,916)	(78.9)	(2,081,011)	(293,104)	(78.5)
Gross profit	812,779	21.9	669,681	21.1	570,747	80,388	21.5
Operating expenses
Selling and marketing expenses	(332,008)	(9.0)	(440,409)	(13.9)	(495,735)	(69,823)	(18.7)
Research and development expenses	(135,218)	(3.7)	(176,478)	(5.6)	(150,986)	(21,266)	(5.7)
General and administrative expenses	(141,799)	(3.8)	(158,461)	(5.0)	(244,518)	(34,439)	(9.2)
Total operating expenses(1)	(609,025)	(16.4)	(775,348)	(24.5)	(891,239)	(125,528)	(33.6)
Government grants	48,727	1.3	16,385	0.5	2,969	418	0.1
Operating income (loss)	252,481	6.8	(89,282)	(2.8)	(317,523)	(44,722)	(12.0)
Interest expenses	(6,168)	(0.2)	(5,716)	(0.2)	(1,424)	(201)	(0.1)
Interest income	5,376	0.1	12,860	0.4	35,492	4,999	1.3
Investment income	21,168	0.6	10,918	0.3	1,426	201	0.1
Income (loss) before income taxes	272,857	7.4	(71,220)	(2.2)	(282,029)	(39,723)	(10.6)
Income tax (expense) benefit	(47,037)	(1.3)	21,757	0.7	10,193	1,436	0.4
Net income (loss)	225,820	6.1	(49,463)	(1.6)	(271,836)	(38,287)	(10.3)
(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	847	1,225	1,238	174
Selling and marketing expenses	13,293	15,433	9,992	1,407
Research and development expenses	17,061	22,362	21,654	3,050
General and administrative expenses	16,017	19,199	14,775	2,082
Total	47,218	58,219	47,659	6,713

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 16.3% from RMB3,168.6 million in 2022 to RMB2,651.8 million (US$373.5 million) in 2023, which was primarily due to a decrease in e-scooter sales volume.

The revenues from e-scooter sales decreased by 17.4% from RMB2,853.9 million in 2022 to RMB2,358.7 million (US$332.2 million) in 2023, which was mainly due to a decrease in the sales volume of e-scooters by 14.6% from 831,593 in 2022 to 709,802 in 2023. The decrease in the sales volume of e-scooters was mainly due to the relatively slow pace of macro-economic recovery post COVID-19 and increased market competition in China and international markets.

The revenues per e-scooter decreased from RMB3,810.3 in 2022 to RMB3,735.9 (US$526.2) in 2023, mainly due to the decreased sales volume of e-motorcycles and e-mopeds in international markets, which generally have a higher average selling price. The respective impact from the change in sales volume of e-scooters and revenues per e-scooter on our revenues in 2023, as compared to 2022, was RMB464.0 million (calculated by assuming the revenues per e-scooter in 2023 was the same as that in 2022) and RMB61.8 million (calculated by assuming the sales volume of e-scooters in 2023 was the same as that in 2022).

The revenues from accessory and spare parts sales decreased from RMB242.3 million in 2022 to RMB197.6 million (US$27.8 million) in 2023, mainly due to the reduction in battery pack sales from overseas shared mobility operators, and the decrease in the sales volume of e-motorcycles and e-mopeds in international markets, which usually correlates with purchases of accessories and spare parts. The service revenues increased from RMB72.4 million in 2022 to RMB95.5 million (US$13.4 million) in 2023, mainly attributable to the growth of our user base.

Cost of revenues

Our cost of revenues decreased by 16.7% from RMB2,498.9 million in 2022 to RMB2,081.0 million (US$293.1 million) in 2023. The decrease was primarily attributable to a decrease in cost of products from RMB2,376.8 million in 2022 to RMB1,992.5 million (US$280.6 million) in 2023, which was generally in line with the decrease in e-scooter sales volume.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, decreased from RMB3,005.0 in 2022 to RMB2,931.8 (US$412.9) in 2023, which was primarily due to lower freight cost for overseas sales.

Gross profit

We generated a gross profit of RMB570.7 million (US$80.4 million) in 2023, as compared to a gross profit of RMB669.7 million in 2022. Our gross margin increased from 21.1% in 2022 to 21.5% in 2023, which was mainly due to lower raw material cost and change in product mix as a result of the launch of various new products.

Selling and marketing expenses

Our selling and marketing expenses increased by 12.6% from RMB440.4 million in 2022 to RMB495.7 million (US$69.8 million) in 2023. The increase was primarily due to an increase of RMB64.7 million in rental expenses, and an increase of RMB18.2 million in after-sales services, partially offset by a decrease of RMB14.0 million in advertising and promotion expenses, a decrease of RMB11.0 million in staff cost, and a decrease of RMB5.4 million in share-based compensation. The increase in rental and after-sales expenses was primarily driven by overseas business expansion. The decrease in advertising and promotion expenses was primarily due to reduced marketing and promotional activities conducted in China in 2023. The decrease in staff cost was primarily due to a decreased in the number of our sales staff. Our sales and marketing expenses as a percentage of our revenues increased from 13.9% in 2022 to 18.7% in 2023.

Research and development expenses

Our research and development expenses decreased by 14.4% from RMB176.5 million in 2022 to RMB151.0 million (US$21.3 million) in 2023. The decrease was mainly attributable to a decrease of RMB16.8 million in staff cost and share-based compensation, and a decrease of RMB5.1 million in system development expenses. The decrease in staff cost was mainly due to a reduction in the number of research and development personnel. The decrease of system development expenses primarily resulting from our cost-effective measures. Our research and development expenses as a percentage of our revenues slightly increased from 5.6% in 2022 to 5.7% in 2023.

General and administrative expenses

Our general and administrative expenses increased by 54.3% from RMB158.5 million in 2022 to RMB244.5 million (US$34.4 million) in 2023. The increase was primarily due to an increase of RMB114.4 million in allowance for doubtful accounts, partially offset by a decrease of RMB19.3 million in professional fees and office and miscellaneous expenses, and a decrease of RMB15.3 million in staff cost and share-based compensation. The decrease in staff cost was mainly the result of a reduction in the number of employees with general corporate functions. The decrease in office and miscellaneous expenses was mainly due to enjoying the preferential VAT policy for the Advanced Manufacturing Enterprises. Our general and administrative expenses as a percentage of our revenues increased from 5.0% in 2022 to 9.2% in 2023. Excluding allowance for doubtful accounts, our general and administrative expenses as a percentage of our revenues was 4.0% in 2023, as compared to 4.2% in 2022.

Government grants

Our government grants decreased from RMB16.4 million in 2022 to RMB3.0 million (US$0.4 million) in 2023. The government grants mainly consisted of subsidies or tax refunds from local government or industrial parks where our offices are located and there were no significant commitment, contingencies or provision for recapture conditions for the government grants received.

Net loss

As a result of the foregoing, we were in a net loss of RMB271.8 million (US$38.3 million) in 2023, compared to a net loss of RMB49.5 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 14.5% from RMB3,704.5 million in 2021 to RMB3,168.6 million in 2022, which was primarily due to a decrease in e-scooter sales volume.

The revenues from e-scooter sales decreased by 12.3% from RMB3,253.0 million in 2021 to RMB2,853.9 million in 2022, which was mainly due to a decrease in the sales volume of e-scooters by 19.9% from 1,037,914 in 2021 to 831,593 in 2022. The decrease in the sales volume of e-scooters was driven by the increase in raw materials and the impact of the COVID-19, which resulted in a decrease in sales in the domestic market.

The revenues per e-scooter increased from RMB3,569.2 in 2021 to RMB3,810.3 in 2022, mainly due to better premium product mix and price increase. The respective impact from the change in sales volume of e-scooters and revenues per e-scooter on our revenues in 2022, as compared to 2021, was RMB736.4 million (calculated by assuming the revenues per e-scooter in 2022 was the same as that in 2021) and RMB250.2 million (calculated by assuming the sales volume of e-scooters in 2022 was the same as that in 2021).

The revenues from accessory and spare parts sales decreased from RMB397.1 million in 2021 to RMB242.3 million in 2022, mainly due to the battery pack sales reduction from overseas shared mobility operators, and the decrease in the sales volume of e-scooters in China, with which purchases of accessories and spare parts usually correlate. The service revenues increased from RMB54.5 million in 2021 to RMB72.4 million in 2022, mainly attributable to the continued growth of our user base.

Cost of revenues

Our cost of revenues decreased by 13.6% from RMB2,891.8 million in 2021 to RMB2,498.9 million in 2022. The decrease was primarily attributable to a decrease in cost of products from RMB2,826.6 million in 2021 to RMB2,376.8 million in 2022, which was primarily due to a decrease in e-scooter sales volume.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, increased from RMB2,786.1 in 2021 to RMB3005.0 in 2022, which was primarily due to higher raw material costs and product mix change.

Gross profit

We generated a gross profit of RMB669.7 million in 2022, as compared to a gross profit of RMB812.8 million in 2021. Our gross margin slightly decreased from 21.9% in 2021 to 21.1% in 2022, which was mainly due to higher raw material cost and change in product mix as a result of the launch of various new products.

Selling and marketing expenses

Our selling and marketing expenses increased by 32.7% from RMB332.0 million in 2021 to RMB440.4 million in 2022. The increase was primarily due to an increase of RMB31.4 million in advertising and promotion expenses, an increase of RMB41.8 million in depreciation and amortization, an increase of RMB10.2 million in staff cost, an increase of RMB2.1 million in share-based compensation, an increase of RMB6.3 million in rental expenses and an increase of RMB14.7 million in other selling expenses. The increase in advertising and promotion expenses was mainly due to increased advertising and marketing activities especially in international markets. The increase in depreciation and amortization was due to higher depreciation of furniture and decoration expenditures of the franchised stores as a result of the increased number of stores in China. The increase in staff cost and share-based compensation was due to an increase in the number of sales staff and additional share incentive grants. The increase in rental expenses and other selling expenses was due to the growth of kick-scooters sales in international markets. Excluding advertising and promotion expenses, our selling and marketing expenses as a percentage of our revenues was 7.8% in 2022, as compared to 4.6% in 2021.

Research and development expenses

Our research and development expenses increased by 30.5% from RMB135.2 million in 2021 to RMB176.5 million in 2022. The increase was mainly attributable to an increase of RMB22.4 million in staff cost, an increase of RMB5.3 million in share-based compensation, and an increase of RMB21.0 million in design and testing expenses. The increase in staff cost and share-based compensation was mainly due to an increase in the number of staff and additional share incentive grants. The increase of design and testing expenses was due to the research and development of new products, especially in micro-mobility sector. Our research and development expenses as a percentage of our revenues increased from 3.7% in 2021 to 5.6% in 2022.

General and administrative expenses

Our general and administrative expenses increased by 11.8% from RMB141.8 million in 2021 to RMB158.5 million in 2022. The increase was primarily due to an increase of RMB14.7 million in staff cost, an increase of RMB3.2 million in share-based compensation, an increase of RMB23.8 million in allowance for doubtful accounts and a decrease of RMB24.6 million in foreign currency exchange gain. The increase in staff cost and share-based compensation was mainly due to an increase in the number of staff and additional share incentive grants. The increase in allowance for doubtful accounts was mainly due to overseas accounts receivable. The decrease in foreign currency exchange gain was mainly because of the appreciation of US dollar. Our general and administrative expenses as a percentage of our revenues increased from 3.8% in 2021 to 5.0% in 2022.

Government grants

Our government grants decreased from RMB48.7 million in 2021 to RMB16.4 million in 2022. These government grants mainly consisted of incentives from local government authorities and were for the purpose of giving immediate financial support from local government authorities with no future related costs or obligations.

Net loss

As a result of the foregoing, we generated a net loss of RMB49.5 million in 2022, compared to a net income of RMB225.8 million in 2021.

B.Liquidity and Capital Resources

Cash flows and working capital

We had net cash provided by operating activities of RMB334.2 million and RMB93.7 million (US$13.2 million) in 2021 and 2023, respectively, and net cash used in operating activities of RMB121.9 million in 2022.

Our primary sources of liquidity have been cash provided by operating activities and financing activities. As of December 31, 2023, we had RMB980.2 million (US$138.1 million) in cash, cash equivalents and restricted cash, of which approximately 34.2% were held in Renminbi and the remainder was mainly held in U.S. dollars.

After considering all facts available to us as of the date of this annual report, we believe our cash and cash equivalents, restricted cash and term deposits will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have the following short-term bank borrowings:

●	In June 2021, we entered into a two-year secured loan facility agreement with a commercial bank in the PRC, pursuant to which we were entitled to borrow a secured bank loan of up to RMB160,000,000. In June 2021, we drew down RMB160,000,000 under this facility agreement bearing interest of 3.5% per annum, and repaid RMB40,000,000 and RMB120,000,000 in September and December 2021, respectively. In December 2021, June 2022 and December 2022, we drew down RMB160,000,000 each under this facility agreement for three times, bearing interest of 3.2%, 3.0% and 3.0%, respectively, and fully repaid in June 2022, December 2022 and January 2023, respectively, and the cash collateral in this bank was released accordingly. As of December 31, 2023, the total outstanding balance of these borrowings was nil, and the cash collateral in the form of a US dollar deposit held with the bank was nil.
●	In March 2023, we entered into a twelve-month secured loan facility agreement with a commercial bank in the PRC, pursuant to which we are entitled to borrow a secured bank loan of up to RMB160,000,000. In June and August 2023, we drew down RMB41,380,805 and RMB58,619,195, respectively, under this facility agreement bearing interest of 3.2% per annum. As of December 31, 2023, the total outstanding borrowings were RMB100,000,000 and we provided cash collateral in the form of a US dollar deposit equivalent to RMB107,521,732 held with the bank.
●	In April 2022, we entered into a twelve-month revolving loan facility agreement with a commercial bank in the PRC, and was entitled to extend the maturity date to April 2024. Pursuant to this agreement, we are entitled to borrow a short-term bank borrowing and notes payable of up to RMB300,000,000. As of December 31, 2023, notes payable represents non-interest-bearing bank acceptance notes we issued to suppliers that are due within twelve months.

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

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	334,175	(121,856)	93,735	13,202
Net cash (used in) provided by investing activities	(295,059)	397,892	216,310	30,467
Net cash provided by (used in) financing activities	6,246	(17,797)	(59,346)	(8,359)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(8,490)	30,043	8,914	1,255
Net increase in cash, cash equivalents and restricted cash	36,872	288,282	259,613	36,565
Cash, cash equivalents and restricted cash at the beginning of the year	395,473	432,345	720,627	101,499
Cash, cash equivalents and restricted cash at the end of the year	432,345	720,627	980,240	138,064

Operating activities

Net cash provided by operating activities in 2023 was RMB93.7 million (US$13.2 million), as compared to net loss of RMB271.8 million (US$38.3 million). The difference between net cash provided by operating activities and net loss was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of depreciation and amortization expenses of RMB148.1 million (US$20.9 million), allowance for doubtful accounts of RMB139.4 million (US$19.6 million) and share-based compensation expenses of RMB47.7 million (US$6.7 million). Changes in working capital accounts that affected operating cash flow consisted primarily of (i) a decrease of RMB65.4 million (US$9.2 million) in accounts receivable and (ii) a decrease of RMB33.3 million (US$4.7 million) in accounts payable and notes payable. The decrease in accounts receivable was primarily due to enhanced efficiency of cash management.

Net cash used in operating activities in 2022 was RMB121.9 million, as compared to net loss of RMB49.5 million. The difference between net cash used in operating activities and net loss was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of depreciation and amortization expenses of RMB142.7 million and share-based compensation expenses of RMB58.2 million. Changes in working capital accounts that affected operating cash flow consisted primarily of (i) a RMB156.1 million increase in inventories and (ii) a RMB125.9 million increase in prepayments and other current assets. The increase in inventories and prepayments and other current assets was primarily due to the growth of our business and operation.

Net cash provided by operating activities in 2021 was RMB334.2 million, as compared to net income of RMB225.8 million. The difference between net cash provided by operating activities and net loss was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of depreciation and amortization expenses of RMB95.5 million and share-based compensation expenses of RMB47.2 million. Changes in working capital accounts that affected operating cash flow consisted primarily of (i) a RMB286.7 million increase in accounts payable and notes payable, (ii) a RMB168.5 million increase in accounts receivable and (iii) a RMB131.2 million increase in inventories. The increase in accounts payable and notes payable, accounts receivable and inventories was primarily due to the growth of our business and operation.

Investing activities

Net cash provided by investing activities in 2023 was RMB216.3 million (US$30.5 million), consisting primarily of cash received from sale of short-term investments and withdrawal from term deposits, partially offset by cash paid for purchases of term deposits, short-term investments, and property, plant and equipment.

Net cash provided by investing activities in 2022 was RMB397.9 million, consisting primarily of cash received from sale of short-term investments and withdrawal from term deposits, partially offset by cash paid for purchases of term deposits, short-term investments, and property, plant and equipment.

Net cash used in investing activities in 2021 was RMB295.1 million, consisting primarily of cash paid for purchases of term deposits, short-term investments, and property, plant and equipment, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

Financing activities

Net cash used in financing activities in 2023 was RMB59.3 million (US$8.4 million), consisting primarily of repayments for short-term bank borrowings, partially offset by the proceeds from short-term bank borrowings and exercise of employee stock option.

Net cash used in financing activities in 2022 was RMB17.8 million, consisting primarily of repayments for short-term bank borrowings, partially offset by the proceeds from short-term bank borrowings and exercise of employee stock option.

Net cash provided by financing activities in 2021 was RMB6.2 million, consisting primarily of proceeds from short-term bank borrowings and exercise of employee stock option, partially offset by repayments for short-term bank borrowings.

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase obligations.

We made capital expenditures of RMB285.7 million, RMB135.3 million and RMB78.9 million (US$11.1 million) in 2021, 2022 and 2023, respectively. Our capital expenditures for 2021, 2022 and 2023 represented cash paid for purchase of property, plant and equipment. We will continue to make such capital expenditures to support the expected growth of our business.

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

We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Holding Company Structure

Our company, Niu Technologies, is a holding company with no material operations of its own. We conduct operations in mainland China primarily through our subsidiaries and the VIE in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, Niu Technologies’ ability to pay dividends depends upon dividends paid by our mainland China subsidiaries and license and service fees paid by the VIE in mainland China.

If any of our existing or newly formed mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Niu Technologies. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the laws of mainland China, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information On the Company—B. Business Overview— NIU Innovation Lab” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our consolidated financial statements. For a detailed discussion of our significant accounting policies and related judgments, please see Note 2, “Summary of Significant Accounting Policies” of the notes to our consolidated financial statements included elsewhere in this annual report. You should read the following descriptions of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Income taxes

Our current income taxes are provided on the basis of net income (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Our deferred income taxes are provided using the asset and liability method. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

We estimate the need for any valuation allowance by applying significant judgment and considering all available evidence including past results and future projections. We reassess our estimates periodically and record a partial or full valuation allowance release if needed.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” to our consolidated financial statements included elsewhere in this annual report.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Li	45	Chairman of the Board of Directors and Chief Executive Officer
Fion Wenjuan Zhou	40	Director and Chief Financial Officer
Changqing Ye	53	Independent Director
Mei-Wei Cheng	74	Independent Director
Julian Juul Wolhardt	50	Independent Director
John Jinshu Zhang	64	Independent Director

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

Ms. Fion Wenjuan Zhou has served as our director since December 2023 and our chief financial officer since November 2021. She is responsible for overseeing investor relations, strategic investment, finance, legal, internal controls and ESG compliance of our company. Prior to joining us, Ms. Zhou served as the chief financial officer of Sogou Inc. (NYSE: SOGO) from July 2020 to October 2021. Between 2015 and 2019, Ms. Zhou served as a finance director of Alibaba Group (NYSE: BABA) and as chief financial officer of Yidian Zixun, a leading mobile news aggregator in China. Prior to that, Ms. Zhou also held senior finance roles at Viadeo S.A. and Concord Medical Services Holdings Limited (NYSE: CCM). Ms. Zhou started her career as an auditor at PricewaterhouseCoopers Zhong Tian in 2006. Ms. Zhou received a bachelor’s degree in Financial Management from the University of International Business and Economics in 2006 and an Executive MBA from HEC Paris in 2016. Ms. Zhou is a member of the American Institute of Certified Public Accountants and a Chartered Global Management Accountant.

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

Mr. Mei-Wei Cheng has served as our director since October 2018. Mr. Cheng serves as a director of LEAR Corporation, and served as non-executive chairman of the board of directors of HCP Packaging and INTERPLEX Holdings, both portfolio companies of Baring Private Equity Asia. Mr. Cheng served as a member of the audit committee and finance committee of the board of directors of Seagate Technology, a company listed on Nasdaq, from 2013 to 2018. From 2010 to 2014, Mr. Cheng served as board member and audit committee member of Diebold Nixdorf, a company listed on NYSE. From February 2015 to January 2017, Mr. Cheng served as the chairman of the board of directors of Pactera Technology International Ltd., a portfolio company of Blackstone Group. From July 2010 to April 2014, Mr. Cheng was the chief executive officer of Siemens Northeast Asia and president and chief executive officer of Siemens China. Prior to joining Siemens, Mr. Cheng served as the chairman and chief executive officer of Ford Motor (China) Ltd. And as a corporate vice president of Ford Motor Company from 1998 to 2008 and as the executive chairman at Ford Motor Company (China) Ltd. And as a group vice president of Ford Motor Company from 2009 to 2010. Prior to joining Ford, Mr. Cheng held several executive positions at General Electric Corporation and AT&T. Mr. Cheng received a bachelor’s degree in industrial engineering/operations research from Cornell University in 1972 and an MBA from Rutgers University in 1999.

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

B.	Compensation

In 2023, we paid an aggregate of approximately RMB3.54 million (US$0.50 million) in cash to our executive officers, and approximately RMB1.06 million (US$0.15 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plans

In January 2016, our shareholders and board of directors approved the 2016 Global Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2018, we amended the 2016 Global Share Incentive Plan, or the Amended and Restated 2016 Plan, so that the maximum aggregate number of ordinary shares that may be issued under the Amended and Restated 2016 Plan is 5,861,480 ordinary shares. As of December 31, 2023, options to purchase 1,330,130 ordinary shares and nil restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company, which became effective immediately prior to the completion of our initial public offering. Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is initially 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of our issued and outstanding ordinary shares on the last day of each of the immediately preceding fiscal year during the term of the 2018 Plan commencing with the fiscal year ended December 31, 2019, if determined and approved by the board of directors for the relevant fiscal year. Our board of directors has approved annual increases of 2,285,407, 2,305,212, and 2,313,923 ordinary shares for the years ended December 31, 2021, 2022 and 2023, representing 1.5% of total issued and outstanding shares as of December 31, 2020, 2021 and 2022, respectively, pursuant to the 2018 Plan. As of December 31, 2023, options to purchase 2,612,928 ordinary shares and 2,003,074 restricted share units had been granted and were outstanding under the 2018 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan and the 2018 Plan:

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

The following table summarizes, as of December 31, 2023, the options granted and outstanding under the Amended and Restated 2016 Plan and the 2018 Plan to our directors and executive officers and our other employees, excluding options that were forfeited or canceled after the relevant grant dates.

	Ordinary Shares	Exercise
	Underlying	Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Yan Li	*	3.425	August 1, 2019	July 31, 2029
Other employees	3,013,058	0.2 and 3.425	February 1, 2018~ August 1, 2019	January 31, 2028~ July 31, 2029

*  Less than 1% of our total ordinary shares outstanding as of December 31, 2023.

The following table summarizes, as of December 31, 2023, the restricted share units granted and outstanding under the Amended and Restated 2016 Plan and the 2018 Plan to our directors and executive officers and our other employees, excluding restricted share units that were forfeited or canceled after the relevant grant dates.

Ordinary Shares
Underlying
	Restricted Share		Date of
Name	Units	Date of Grant	Expiration
Fion Wenjuan Zhou	*	March 15, 2022	March 14, 2032
Changqing Ye	*	October 19, 2022	October 18, 2032
Mei-Wei Cheng	*	October 19, 2022	October 18, 2032
Julian Juul Wolhardt	*	October 19, 2022	October 18, 2032
John Jinshu Zhang	*	October 19, 2022	October 18, 2032
Other employees	1,669,074	February 1, 2019 ~ October 1, 2023	January 31, 2029 ~ September 30, 2033

*  Less than 1% of our total ordinary shares outstanding as of December 31, 2023.

C.	Board Practices

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

Board Diversity Matrix

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.Employees

As of December 31, 2023, we had 550 full-time employees. We had a total of 702 employees as of December 31, 2021 and 641 employees as of December 31, 2022. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

		% of Total
Function	Number	Employees
Sales and marketing	220	40.0
Research and Development	162	29.5
Supply chain management and general administration	168	30.5
Total number of employees	550	100.0

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 155,196,912 ordinary shares, consisting of 138,654,892 Class A ordinary shares and 16,542,020 Class B ordinary shares, as of February 29, 2024.

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

Ordinary Shares Beneficially Owned
			% of	% of
	Class A	Class B	total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power***
Directors and Executive Officers**:
Yan Li(1)	830,000	6,615,000	4.8	13.3
Fion Wenjuan Zhou	*	—	*	*
Changqing Ye	—	—	—	—
Mei-Wei Cheng	*	—	*	*
Julian Juul Wolhardt	*	—	*	*
John Jinshu Zhang	*	—	*	*
All Directors and Executive Officers as a Group	984,600	6,615,000	4.9	13.4
Principal Shareholders:
Glory Achievement Fund Limited(2)	49,321,935	—	31.8	24.1
Niu Holding Inc.(3)	—	9,927,020	6.4	19.4

*     Less than 1% of our total ordinary shares outstanding as of February 29, 2024.

**   The business address of Yan Li, and Fion Wenjuan Zhou is No.1 Building, No. 195 Huilongguan East Road, Changping District, Beijing 102208, People’s Republic of China. The business address of Mr. Changqing Ye is Flat B, 36/F, Harbour Green, 8 Sham Mong Road, Tai Kok Tsui, Kowloon, Hong Kong. The business address of Mr. Mei-Wei Cheng is 1202 Building 10, Green Court, 777 Biyun Road, Pudong, Shanghai, 201206, People’s Republic of China. The business address of Mr. Julian Juul Wolhardt is 21F, York House, The Landmark, 15 Queen’s Road Central, Hong Kong. The business address of Mr. John Jinshu Zhang is 749 Via del Monte, Palos Verdes Estates, California 90274, the United States of America.

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

(1).

Represents (i) 210,000 Class A ordinary shares held in the form of ADSs held by Dr. Yan Li in the brokerage account of the administrator of our employee stock option program, (ii) 620,000 Class A Ordinary Shares issuable to Dr. Yan Li upon exercise of share options within 60 days of February 29, 2024, and (iii) 6,615,000 Class B ordinary shares held by ELLY Holdings Limited, a BVI business company. ELLY Holdings Limited is wholly owned by Dr. Yan Li. The registered address of ELLY Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(2).

Represents 49,321,935 Class A ordinary shares held by Glory Achievement Fund Limited, a Cayman Islands company. Glory Achievement Fund Limited is wholly owned by Bull Group Limited, a Cayman Islands company. Bull Group Limited is wholly owned by BULL TRUST, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in the Issuer or other dealings in the Issuer’s securities is subject to approval by the protectors. Mr. Yi’nan Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of the outstanding shares of the Issuer on an as-converted basis. The registered address of Glory Achievement Fund Limited is P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands. The following information is based on the Schedule 13D filed by Glory Achievement Fund Limited, among others, on December 7, 2023. The above information is based on the Schedule 13G jointly filed by (i) Glory Achievement Fund Limited, (ii) Bull Group Limited and (iii) BULL TRUST on December 7, 2023, and assumes that Glory Achievement Fund Limited’s shareholding has not change since December 7, 2023.

(3).

Represents 9,927,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which is 82.7% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 17.3% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, our former director and vice president. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110. The above information is based on the Schedule 13G/A jointly filed by (i) Niu Holding Inc., (ii) LUCK GENIE HOLDINGS LIMITED, (iii) Legend Champ Investment Limited, (iv) Token Who Cares Trust and (v) Token Yilin Hu on February 9, 2023, and assumes that Niu Holding Inc.’s shareholding has not changed since December 31, 2022.

To our knowledge, as of February 29, 2024, a total of 101,545,280 Class A ordinary shares were held by three record holders in the United States, representing approximately 65.4% of our total outstanding shares on an as-converted basis. One of these record holders is Citibank, N.A., the depositary of our ADS program. None of our outstanding Class B ordinary shares were held by record holders in the United States as of February 29, 2024. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Contractual Arrangements with the VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

Our company is a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. Regulations of mainland China may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distribution.”

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

The ADSs have been listed on the Nasdaq Global Market since October 19, 2018 under the symbol “NIU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective sixth amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibits 2.5 and 2.6 to this annual report on Form 20-F is incorporated herein by reference.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act (As Revised) is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act (As Revised) and the current Companies Act of England.

In addition, the Companies Act (As Revised) differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act (As Revised) applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act (As Revised) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act (As Revised) also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	an act which constitute a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

●	a duty to act in good faith in the best interests of the company,
●	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),

●	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and
●	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty of care, diligence and skill. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act (As Revised) does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, the Companies Act (As Revised) may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Any one or more shareholders holding not less than one-tenth of the voting rights on a one vote per share basis, in the share capital of the company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders at any time before the expiration of his term of office notwithstanding anything in our memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and
(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed by a majority of not less than three-fourths of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Provided that our Cayman Islands holding company, Niu Technologies, is not deemed to be a mainland China resident enterprise, holders of the ADSs and ordinary shares who are not mainland China residents will not be subject to mainland China income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China entity which directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-mainland China resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets”(generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2023 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unhooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unhooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the mainland China tax law, we are eligible for the benefit of the United States-mainland China income tax treaty, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs are considered to be readily tradable on the Nasdaq Global Market, which is an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “—Mainland China Taxation”), we may be eligible for the benefits of the United States-mainland China income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to mainland China withholding taxes on dividends paid on the ADSs or ordinary shares (see “—Mainland China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, mainland China withholding taxes on dividends that are non-refundable under the United States-mainland China income tax treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-mainland China income tax treaty. In such event, if mainland China tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as mainland China source income. Pursuant to Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the United States-mainland China income tax treaty or does not elect to apply the treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under its particular circumstances, their eligibility for benefits under the treaty and the potential impact of the Treasury Regulations.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our short-term bank borrowings. Our short-term bank borrowing bears interests at fixed rates. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest expenses may exceed expectations due to changes in market interest rates. If we were to renew these short-term bank borrowings, we might be subject to interest rate risk.

Foreign Exchange Risk

A substantial majority of all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. In addition, as our business and operation expand in European and other overseas markets, we are exposed to increased foreign exchange risks for U.S. dollar and other currencies.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

Any significant depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Up to US$0.05 per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason)	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S$0.05 per ADS held
• ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

An ADS holder will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;
●	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of Ads are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2023, we received approximately US$0.8 million as reimbursement from the depositary.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

C.	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Niu Technologies:

Opinion on Internal Control Over Financial Reporting

We have audited Niu Technologies and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 24, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

April 24, 2024

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

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in September 2018. We have posted a copy of our code of business conduct and ethics on our website at ir.niu.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal external auditors, for the periods indicated.

	2022		2023
Audit fees(1)	US$	1,267,526	US$	1,279,300
Tax fees(2)	US$	83,498		Nil
(1)	“Audit fees” in 2023 represent the aggregate fees billed or payable for professional services rendered by our principal auditors for the audit of the 2023 consolidated financial statements and internal control over financial reporting as of December 31, 2023 and assistance with and review of documents filed with the SEC.
(2)	“Tax fees” mean the aggregate fees billed for services rendered by independent registered public accounting firm for tax compliance services and tax advisory services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Nasdaq Rule 5620(a) requires that each company listing common stock or voting preferred stock, and their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. We followed home country practice and did not hold an annual meeting of shareholders in 2023. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

We have implemented comprehensive procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various methods, including technical safeguards, procedural requirements, an intensive monitoring program on our corporate network, continuous testing of our security posture both internally and with outside vendors, a robust incident response program, a review of the effectiveness of our security system with reference to applicable security standards by qualified third parties and regular cybersecurity awareness training for employees. Our cybersecurity department is actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our company’s cybersecurity risk management and be informed on risks from cybersecurity threats. Our board of directors shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our company.

At the management level, our cybersecurity committee is responsible for overseeing the process of assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our cybersecurity officer, who serves as the management representative of our cybersecurity committee, reports to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F. Our cybersecurity officer has extensive experience in enterprise compliance and risk management and has been responsible for our company’s data security issues since 2018. He is familiar with our company’s operational and data processing models and possesses thorough knowledge of information security and data compliance regulations in various countries and regions, including mainland China, the European Union, and the United States.

If a cybersecurity incident occurs, our cybersecurity committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our data management committee will promptly report the investigation and assessment results to our corporate governance and nominating committee and our corporate governance and nominating committee will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our cybersecurity committee shall promptly prepare disclosure material for review and approval by our corporate governance and nominating committee before it is disseminated to the public.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Niu Technologies, its subsidiaries and the variable interest entity are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 23, 2018 (incorporated by reference to Exhibit 3.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), as amended, filed with the Securities and Exchange Commission on October 9, 2018)

2.3

Deposit Agreement dated October 18, 2018 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form S-8 (file no. 333229190), as amended, filed with the Securities and Exchange Commission on January 11, 2019)

2.4

Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated August 22, 2018(incorporated by reference to Exhibit 4.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.5

Description of American Depositary Shares of the Registrant (incorporated by reference to Exhibit 2.5 to the annual report on Form 20-F (file no. 001 - 38696) filed by the Registrant with the Securities and Exchange Commission on April 24, 2020)

2.6

Description of Ordinary Shares of the Registrant (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (file no. 001 - 38696) filed by the Registrant with the Securities and Exchange Commission on April 24, 2020)

4.1

Amended and Restated 2016 Global Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.2

2018 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.5

English translation of the Powers of Attorney among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian (incorporated by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F (file no. 001 - 38696) filed with the Securities and Exchange Commission on April 24, 2020)

4.6

English translation of the Second Amended and Restated Equity Pledge Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated February 27, 2020 (incorporated by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F (file no. 001 - 38696) filed with the Securities and Exchange Commission on April 24, 2020)

4.7

English translation of the Amended and Restated Exclusive Business Cooperation Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated July 20, 2018 (incorporated by reference to Exhibit 10.7 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.8

English translation of the Second Amended and Restated Exclusive Option Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated February 27, 2020 (incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F (file no. 001 - 38696) filed with the Securities and Exchange Commission on April 24, 2020)

4.9

Motor Purchase and Sales Contract between Bosch (Ning) E-scooter Motor Co., Ltd. and Jiangsu Xiaoniu Electric Technology Co., Ltd. dated March 21, 2017 (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form F-1 (file no. 333227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.10

Manufacturing Cooperation Agreement Between Jiangsu Xiaoniu Diandong Technology Co., Ltd. and Changzhou Shanqi Motorcycle Co., Ltd. dated December 1, 2018 (incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

4.11

Development Collaboration Agreement Between the Registrant and Volkswagen Aktiengesellschaft dated March 15, 2019 (incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

8.1*	List of Principal Subsidiaries, the Variable Interest Entity and the Subsidiaries of the Variable Interest Entity

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of DaHui Lawyers

97*	Clawback Policy

101.INS*	XBRL Instance Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Date: April 24, 2024

NIU TECHNOLOGIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Niu Technologies:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Niu Technologies and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 24, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition for electric scooter sales to offline distributors

As discussed in Note 2(q) and 19 to the consolidated financial statements, the Company recorded RMB2,358,658,368 of revenues related to electric scooter sales for the year ended December 31, 2023, a portion of which related to electric scooter sales to its domestic offline distributors in the People’s Republic of China (“PRC”) and overseas offline distributors. The transfer of control of the products is satisfied at a point in time, which occurs when the products are accepted by the domestic offline distributors, overseas offline distributors or individual customers. When the Company sells its products to its domestic offline distributors for domestic sales in the PRC, acceptance of the products by the domestic offline distributors is evidenced by goods receipt notes signed by the domestic offline distributors, which is generally at the Company’s warehouse. When the Company sells its products to overseas offline distributors for oversea sales, acceptance of the products by the overseas offline distributors is evidenced by shipping documents dependent upon the terms of the underlying contract.

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

Beijing, China

April 24, 2024

NIU TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2022	2023
				US$
		RMB	RMB	(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	2(f)	534,286,849	872,573,460	122,899,401
Term deposits—current	2(g)	208,589,770	97,555,565	13,740,414
Restricted cash	2(h)	186,340,321	107,666,733	15,164,542
Short-term investments	3	160,406,301	—	—
Accounts receivable, net	4	299,742,923	94,956,170	13,374,297
Inventories	5	417,009,148	392,790,141	55,323,334
Prepayments and other current assets	6	205,695,717	195,072,129	27,475,335
Total current assets		2,012,071,029	1,760,614,198	247,977,323

Non-current assets
Term deposits—non-current	2(g)	20,000,000	—	—
Property, plant and equipment, net	7	397,356,795	323,112,366	45,509,425
Intangible assets, net	8	1,857,320	1,306,401	184,003
Operating lease right-of-use assets	20	86,597,121	76,821,285	10,820,052
Deferred income tax assets	17(b)	6,132,499	20,747,021	2,922,157
Other non-current assets	9	12,683,090	6,730,378	947,954
Total non-current assets		524,626,825	428,717,451	60,383,591

Total assets		2,536,697,854	2,189,331,649	308,360,914

LIABILITIES
Current liabilities
Short-term bank borrowings	10	160,000,000	100,000,000	14,084,705
Notes payable (including notes payable of VIE without recourse to the Company were RMB316,832,113 and RMB167,282,688 as of December 31, 2022 and 2023, respectively)	11	316,832,113	167,282,688	23,561,274
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB459,406,790 and RMB575,235,413 as of December 31, 2022 and 2023, respectively)		459,466,937	575,724,288	81,089,070
Income taxes payable (including income taxes payable of VIE without recourse to the Company of RMB1,501,992 and RMB1,195,114 as of December 31, 2022 and 2023, respectively)		1,898,065	1,357,913	191,258
Advances from customers (including advances from customers of VIE without recourse to the Company of RMB23,522,149 and RMB16,399,926 as of December 31, 2022 and 2023, respectively)	2(r)	24,931,897	19,304,488	2,718,980
Deferred revenue—current (including deferred revenue-current of VIE without recourse to the Company of RMB37,539,733 and RMB41,755,097 as of December 31, 2022 and 2023, respectively)	2(r)	37,539,733	41,755,097	5,881,082
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB175,352,229 and RMB151,286,008 as of December 31, 2022 and 2023, respectively)	12	192,092,943	165,511,396	23,311,795
Total current liabilities		1,192,761,688	1,070,935,870	150,838,164

The accompanying notes are an integral part of these consolidated financial statements.

		As of December 31,
	Note	2022	2023
Non-current liabilities
Deferred revenue—non-current (including deferred revenue non-current of VIE without recourse to the Company of RMB11,429,500 and RMB13,168,111 as of December 31, 2022 and 2023, respectively)	2(r)	11,429,500	13,168,111	1,854,690
Deferred income tax liabilities (including deferred income tax liabilities of VIE without recourse to the Company of RMB1,398,279 and RMB2,362,494 as of December 31, 2022 and 2023, respectively)	17(b)	1,398,279	2,362,494	332,750
Operating lease liabilities—non-current (including operating lease liabilities of VIE without recourse to the Company were RMB7,569,128 and RMB280,421 as of December 31, 2022 and 2023, respectively)	20	7,569,128	280,421	39,496
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of RMB13,441,382 and RMB8,968,519 as of December 31, 2022 and 2023, respectively)	13	13,441,382	8,968,519	1,263,189
Total non-current liabilities		33,838,289	24,779,545	3,490,125

Total liabilities		1,226,599,977	1,095,715,415	154,328,289
Commitments and contingencies	21
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (US$0.0001 par value, 4,900,000,000 shares authorized as of December 31, 2022 and 2023; 137,719,542 and 138,575,010 shares issued and outstanding as of December 31, 2022 and 2023)	14	89,428	90,031	12,681
Class B Ordinary Shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2022 and 2023; 16,542,020 shares issued and outstanding as of December 31, 2022 and 2023)	14	10,316	10,316	1,453
Additional paid-in capital		1,915,825,641	1,964,138,365	276,643,103
Accumulated other comprehensive loss		(16,536,686)	(9,495,674)	(1,337,438)
Accumulated deficit		(589,290,822)	(861,126,804)	(121,287,174)
Total shareholders’ equity		1,310,097,877	1,093,616,234	154,032,625

Total liabilities and shareholders’ equity		2,536,697,854	2,189,331,649	308,360,914

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the Year Ended December 31,
	Note	2021	2022	2023
					US$
		RMB	RMB	RMB	(Note 2(d))
Revenues	19	3,704,537,419	3,168,597,334	2,651,757,646	373,492,253
Cost of revenues		(2,891,758,188)	(2,498,916,443)	(2,081,010,633)	(293,104,217)
Gross profit		812,779,231	669,680,891	570,747,013	80,388,036

Operating expenses:
Selling and marketing expenses		(332,007,462)	(440,408,982)	(495,734,694)	(69,822,771)
Research and development expenses		(135,218,399)	(176,478,130)	(150,985,739)	(21,265,897)
General and administrative expenses (including allowance for doubtful accounts of RMB1,272,454, RMB25,044,327 and RMB139,445,017 for the years ended December 31, 2021, 2022 and 2023, respectively)		(141,798,910)	(158,460,764)	(244,518,817)	(34,439,755)
Total operating expenses		(609,024,771)	(775,347,876)	(891,239,250)	(125,528,423)
Government grants		48,726,818	16,385,038	2,968,735	418,138
Operating income (loss)		252,481,278	(89,281,947)	(317,523,502)	(44,722,249)

Interest expenses		(6,167,805)	(5,715,878)	(1,423,924)	(200,556)
Interest income		5,375,969	12,860,216	35,492,190	4,998,970
Investment income		21,167,575	10,917,736	1,426,370	200,900
Income (loss) before income taxes		272,857,017	(71,219,873)	(282,028,866)	(39,722,935)
Income tax (expense) benefit	17(a)	(47,036,608)	21,756,944	10,192,884	1,435,638
Net income (loss)		225,820,409	(49,462,929)	(271,835,982)	(38,287,297)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(9,657,187)	37,342,724	7,386,368	1,040,348
Unrealized gain on available for sale securities, net income taxes of RMB5,809,288, RMB1,184,686 and RMB3,080 for the year 2021, 2022 and 2023, respectively		17,427,865	6,460,896	17,454	2,458
Less: reclassification adjustment for gain on available for sale securities realized in net income, net income taxes of RMB5,291,894, RMB1,698,460 and RMB64,025 for the year 2021, 2022 and 2023, respectively		(15,875,681)	(9,219,276)	(362,810)	(51,100)
Comprehensive income (loss)		217,715,406	(14,878,585)	(264,794,970)	(37,295,591)

Net income (loss) per ordinary share
—Basic	18	1.47	(0.32)	(1.73)	(0.24)
—Diluted	18	1.41	(0.32)	(1.73)	(0.24)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income (loss) per ordinary share
—Basic	18	153,672,358	155,176,922	156,816,105	156,816,105
—Diluted	18	160,460,976	155,176,922	156,816,105	156,816,105

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated
			Additional	other		Total
			paid-in	comprehensive	Accumulated	shareholders’
	Ordinary shares		capital	loss	deficit	equity
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	152,360,452	98,502	1,801,940,071	(43,016,027)	(765,648,302)	993,374,244
Net income	—	—	—	—	225,820,409	225,820,409
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(9,657,187)	—	(9,657,187)
Unrealized holding gains on available-for- sale security, net of RMB5,809,288 income taxes	—	—	—	17,427,865	—	17,427,865
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB5,291,894 income taxes	—	—	—	(15,875,681)	—	(15,875,681)
Share-based compensation (Note 15)	—	—	47,218,156	—	—	47,218,156
Exercise of share-based awards	1,320,378	852	6,245,532	—	—	6,246,384

Balance as of December 31, 2021	153,680,830	99,354	1,855,403,759	(51,121,030)	(539,827,893)	1,264,554,190
Net loss	—	—	—	—	(49,462,929)	(49,462,929)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	37,342,724	—	37,342,724
Unrealized holding gains on available-for- sale security, net of RMB1,184,686 income taxes	—	—	—	6,460,896	—	6,460,896
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB1,698,460 income taxes	—	—	—	(9,219,276)	—	(9,219,276)
Share-based compensation (Note 15)	—	—	58,219,186	—	—	58,219,186
Exercise of share-based awards	580,732	390	2,202,696	—	—	2,203,086

Balance as of December 31, 2022	154,261,562	99,744	1,915,825,641	(16,536,686)	(589,290,822)	1,310,097,877
Net loss	—	—	—	—	(271,835,982)	(271,835,982)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	7,386,368	—	7,386,368
Unrealized holding gains on available-for- sale security, net of RMB3,080 income taxes	—	—	—	17,454	—	17,454
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB64,025 income taxes	—	—	—	(362,810)	—	(362,810)
Share-based compensation (Note 15)	—	—	47,659,304	—	—	47,659,304
Exercise of share-based awards	855,468	603	653,420	—	—	654,023

Balance as of December 31, 2023	155,117,030	100,347	1,964,138,365	(9,495,674)	(861,126,804)	1,093,616,234
Balance as of December 31, 2023 — US$ (Note 2(d))	—	14,134	276,643,103	(1,337,438)	(121,287,174)	154,032,625

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2021	2022	2023
				US$
	RMB	RMB	RMB	(Note 2(d))
Operating activities:
Net income (loss)	225,820,409	(49,462,929)	(271,835,982)	(38,287,297)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Allowance for doubtful accounts (Note 4)	1,272,454	25,044,327	139,445,017	19,640,420
Share-based compensation (Note 15)	47,218,156	58,219,186	47,659,304	6,712,673
Depreciation and amortization (Note 7 and 8)	95,473,048	142,711,409	148,064,759	20,854,485
Reduction in the carrying amount of right-of-use assets	10,730,213	8,525,547	8,303,344	1,169,502
Investment income	(21,167,575)	(10,917,736)	(1,426,370)	(200,900)
Unrealized foreign exchange loss (gain)	1,882,626	(7,508,084)	(4,557,547)	(641,917)
Deferred income tax expense (benefit)	4,321,601	(6,079,533)	(10,952,309)	(1,542,600)
Loss on disposal of property, plant and equipment	235,581	478,457	22,077	3,109
Write-down of inventories (Note 5)	3,679,669	8,991,793	21,681,652	3,053,797
Changes in operating assets and liabilities:
Accounts receivable	(168,520,346)	(56,145,868)	65,371,286	9,207,353
Inventories	(131,185,130)	(156,107,463)	2,627,537	370,081
Prepayments and other current assets	(24,763,588)	(125,888,562)	(5,062,337)	(713,015)
Other non-current assets	1,520,050	(1,834,238)	6,269,554	883,048
Accounts payable and notes payable	286,726,602	93,747,996	(33,303,059)	(4,690,638)
Advances from customers	(22,764,635)	7,545,887	(5,657,752)	(796,878)
Deferred revenue	18,119,340	5,517,801	5,953,975	838,600
Other non-current liabilities	(4,374,815)	(9,365,449)	(1,280,068)	(180,294)
Income tax receivable	—	(13,349,602)	13,340,152	1,878,921
Income taxes payable	3,046,431	(15,703,460)	(540,152)	(76,079)
Accrued expenses and other current liabilities	15,256,165	(13,056,147)	(21,922,192)	(3,087,676)
Operating lease liabilities	(8,351,554)	(7,219,675)	(8,465,797)	(1,192,383)
Net cash provided by (used in) operating activities	334,174,702	(121,856,343)	93,735,092	13,202,312

Investing activities:
Cash paid for purchase of property, plant and equipment	(285,745,233)	(135,349,387)	(78,934,562)	(11,117,701)
Purchase of term deposits	(357,162,950)	(635,470,550)	(379,419,347)	(53,440,096)
Cash received from redemption of term deposits	353,295,700	551,794,100	513,238,247	72,288,095
Cash paid for purchase of short-term investments	(6,032,000,000)	(2,593,000,000)	(420,000,000)	(59,155,763)
Cash received from sale of short-term investments	6,027,167,575	3,213,917,736	581,426,370	81,892,191
Prepayment for an investment	—	(4,000,000)	—	—
Others	(614,066)	—	—	—
Net cash (used in) provided by investing activities	(295,058,974)	397,891,899	216,310,708	30,466,726

Financing activities:
Cash received from exercise of employee stock options	6,246,384	2,203,086	654,023	92,117
Proceeds from short-term bank borrowings	340,000,000	340,000,000	100,000,000	14,084,705
Repayment for short-term bank borrowings	(340,000,000)	(360,000,000)	(160,000,000)	(22,535,528)
Net cash provided by (used in) financing activities	6,246,384	(17,796,914)	(59,345,977)	(8,358,706)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(8,490,370)	30,043,572	8,913,200	1,255,398
Net increase in cash, cash equivalents and restricted cash	36,871,742	288,282,214	259,613,023	36,565,730
Cash, cash equivalents and restricted cash at the beginning of the year	395,473,214	432,344,956	720,627,170	101,498,214
Cash, cash equivalents and restricted cash at the end of the year	432,344,956	720,627,170	980,240,193	138,063,944

Supplemental information

Interest paid	6,346,189	5,711,056	1,616,253	227,645
Income tax paid	39,668,576	13,374,909	1,066,182	150,169
Construction payable	11,279,464	7,522,480	13,441,923	1,893,255
Prepayment for a service in previous year to purchase of an investment	—	3,000,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and principal activities

Niu Technologies (“the Company”), through its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”), is principally engaged in designing, manufacturing and selling of electric scooters and its accessories and spare parts under the brand name of “NIU”. The Group’s principal operations and geographic markets are primarily in the People’s Republic of China (“PRC”).

The accompanying consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, consolidated VIE and VIE’s subsidiaries.

The VIE arrangements

The Group operates its online business in the PRC through Beijing Niudian Technologies Co., Ltd. (“Beijing Niudian”, or the “VIE”), a limited liability company established under the laws of the PRC on September 18, 2014. Beijing Niudian holds the necessary PRC operating licenses for the online business. The equity interests of Beijing Niudian are legally held by individuals who act as nominee equity holders of the VIE on behalf of Beijing Niudian Information Technology Co., Ltd. (“Niudian Information”), the Company’s wholly-owned subsidiary. A series of contractual agreements, including Powers of Attorney, Exclusive Business Cooperation Agreement, Equity Pledge Agreement, Exclusive Option Agreement and Spousal Consent Letters (collectively, the “VIE Agreements”), were entered among the Company, Niudian Information, Beijing Niudian and its nominee equity holders on May 27, 2015 and were subsequently amended to include registration of the Equity Pledge Agreement with the relevant registration authority on June 11, 2018, amended when an equity holder transferred certain equity interests to another equity holder on July 20, 2018.

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

Risks in relation to the VIE structure

Based on the opinion of the Company’s PRC legal counsel, the management believes the VIE Agreements have resulted in the Company having the power to direct activities that most significantly impact the VIE, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIE at its discretion. The Company considers that it has the right to receive all the benefits and assets of the VIE. As the VIE was established as a limited liability company under the PRC law, its creditors do not have recourse to the general credit of the Company for the liabilities of the VIE, and the Company does not have the obligation to assume the liabilities of the VIE.

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2022 and 2023, and consolidated revenues, net income (loss) and cash flow information for the years ended December 31, 2022, 2022 and 2023, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2022	2023
	RMB	RMB
Cash	493,570,803	620,484,535
Term deposits-current	—	20,000,000
Restricted cash	6,229,605	145,000
Short-term investments	160,406,301	—
Accounts receivable, net	298,732,239	91,975,054
Inventories	411,954,893	386,966,973
Prepayments and other current assets	187,576,865	177,957,171
Amounts due from inter-companies	24,251,018	44,220,970

Total current assets	1,582,721,724	1,341,749,703

Term deposits-non-current	20,000,000	—
Property, plant and equipment, net	394,621,585	321,213,398
Intangible assets, net	1,317,785	1,102,870
Operating lease right-of-use assets	86,597,121	76,821,285
Deferred income tax assets	6,132,499	20,747,021
Other non-current assets	5,677,414	6,720,608

Total assets	2,097,068,128	1,768,354,885

Short-term bank borrowings	160,000,000	100,000,000
Notes payable	316,832,113	167,282,688
Accounts payable	459,406,790	575,235,413
Amounts due to inter-companies	476,120,909	467,282,009
Income taxes payable	1,501,992	1,195,114
Advances from customers	23,522,149	16,399,926
Deferred revenue—current	37,539,733	41,755,097
Accrued expenses and other current liabilities	175,352,229	151,286,008

Total current liabilities	1,650,275,915	1,520,436,255

Deferred revenue-non-current	11,429,500	13,168,111
Deferred income tax liabilities	1,398,279	2,362,494
Operating lease liabilities	7,569,128	280,421
Other non-current liabilities	13,441,382	8,968,519

Total liabilities	1,684,114,204	1,545,215,800

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues	3,768,134,434	3,187,989,945	2,645,570,002
Net income (loss)	213,848,471	(9,347,980)	(236,441,380)
Net cash provided by (used in) operating activities	354,675,219	(74,417,318)	93,727,586
Net cash (used in) provided by investing activities	(329,808,349)	455,930,283	82,502,334
Net cash used in financing activities	—	(20,000,000)	(60,000,000)
Effect of foreign currency exchange rate changes on cash and restricted cash	(422,991)	7,993,970	4,599,207
Net increase in cash and restricted cash	24,443,879	369,506,935	120,829,127
Cash and restricted cash at the beginning of the year	105,849,594	130,293,473	499,800,408
Cash and restricted cash at the end of the year	130,293,473	499,800,408	620,629,535

The unrecognized revenue-producing assets that are held by the VIE primarily consist of ICP License, Production License for National Industrial Products, trademarks, patents, know-how and customer relationships. None of the assets of the VIE can be used only to settle obligations of the VIE. None of the assets of the VIE and its subsidiaries has been pledged or collateralized, except for the restricted cash as of December 31, 2022. The creditors of the VIE and its subsidiaries do not have recourse to the general credit of the Company or its consolidated subsidiaries, except for the restricted cash of the Company which was pledged as collateral for the short -term bank borrowings.

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

(c)   Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, depreciable lives of property, plant and equipment and intangible assets, the realization of deferred income tax assets, future warranty expenses, current expected credit loss and discount rate for operating leases. Changes in facts and circumstances may result in revising estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)   Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999, representing the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

(f)   Cash and cash equivalents

Cash consists of cash on hand and cash at bank. Cash equivalents represent term deposits with original maturities of three months or less, which are readily convertible to known amounts of cash. Cash and cash equivalents are deposited in financial institutions at the following locations:

	As of December 31,
	2022	2023
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in EUR	5,986,595	18,233,516
—Denominated in RMB	278,917,866	334,796,621
—Denominated in GPB	244,790	504,471
—Denominated in USD	220,296,524	499,117,291

Total cash and cash equivalents balances held at mainland PRC financial institutions	505,445,775	852,651,899

Financial institutions in the United States
—Denominated in USD	10,087,973	691,290

Total cash balances held at United States financial institutions	10,087,973	691,290

Financial institutions in the Hong Kong S.A.R.
—Denominated in HKD	78,206	79,213
—Denominated in USD	14,631,590	11,477,109

Total cash balances held at Hong Kong S.A.R. financial institutions	14,709,796	11,556,322

Total cash balances held at financial institutions in other locations	3,453,514	7,203,416

Total cash and cash equivalents balances held at financial institutions	533,697,058	872,102,927

(g)  Term deposits

Term deposits include current and non-current term deposits. Current term deposits represent deposits placed with bank with original maturities of more than three months but less than one year. Non-current term deposits represent deposits placed with bank with original maturities of more than one year. Term deposits are presented in the following table:

	As of December 31,
	2022	2023
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	20,000,000	20,000,000
—Denominated in USD	208,589,770	77,555,565

Total term deposits held	228,589,770	97,555,565
Term deposits—current	208,589,770	97,555,565
Term deposits—non-current	20,000,000	—

(h)   Restricted cash

Restricted cash is an amount of cash deposited with banks primarily in conjunction with borrowings from banks and notes payable. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings and notes payable. Restricted cash is classified as current asset on the Company’s consolidated balance sheets, as all the balance are expected to be released to cash within the next twelve months from December 31, 2023. The Group’s restricted cash are denominated in RMB and USD and are deposited at financial institutions in the mainland of the PRC.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	534,286,849	872,573,460
Restricted cash	186,340,321	107,666,733
Total cash, cash equivalents and restricted cash	720,627,170	980,240,193

(i)   Short-term investments

The Group’s short-term investments represent the Group’s investments in financial products managed by financial institutions in the PRC which are redeemable at the option of the Group on any working day or have the original maturities of less than twelve months.

The Group classified the short-term investments, with aggregate amounts of RMB6,032,000,000 and RMB2,593,000,000 purchased for the year ended December 31, 2021 and 2022, respectively, as available-for-sale securities and are reported at fair value. Unrealized holding gains or losses, net of the related tax effect, on available-for-sale securities were excluded from earnings and recorded as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as investment income when earned.

The Group purchased short-term investments with aggregate amounts of RMB420,000,000 for the year ended December 31, 2023, and elected the fair value option at the date of initial recognition in accordance with Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments, (“ASC 825), as the Group believes this approach can better reflect the economics of its investment interest. Changes in the fair value of these investments in the amount of RMB1,426,370 for the year ended December 31, 2023 were reflected on the consolidated statement of comprehensive income (loss) as investment income. Fair value is estimated based on quoted prices provided by financial institutions at the end of each reporting period.

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

The estimated useful lives are as follows:

Estimated useful lives
Building	50 years
Machinery and equipment	3 - 10 years
Furniture	3 - 5 years
Leasehold improvements	The shorter of the estimated useful life or remaining lease term
Office and electronic equipment	2 - 5 years
Motor vehicles	3 - 4 years

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

(l)    Intangible assets, net

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

(m)  Leases

The Group adopted ASC Topic 842, Leases (“ASC 842”) as of January 1, 2021, and elected the package of practical expedients that not to reassess:(1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of twelve months or less. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.

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

(n)   Impairment of long-lived assets

Long-lived assets such as property, plant and equipment, intangible assets and operating lease right-of-use assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets with an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2021, 2022 and 2023.

(o)   Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenues from sales of products are generally subject to VAT at the rate of 13%. Revenues from services are generally subject to VAT at the rate of 6%. VAT are subsequently paid to PRC tax authorities after netting input VAT on purchases and VAT export rebates. The excess of output VAT over input VAT and VAT export rebates is reflected in accrued expenses and other current liabilities, the excess of input VAT and VAT export rebates over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable, other receivables, short-term bank borrowings, notes payable, accounts payable, and other payables. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on prices per unit quoted by issuers. They are categorized in Level 2 of the fair value hierarchy.

As of December 31, 2022 and 2023, the carrying values of other financial instruments approximated to their fair values as their interest rates are comparable to the prevailing interest rates in the market.

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

To achieve that core principle, the Group applies the five steps defined under Accounting Standards Codification Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Group allocates the transaction price to each performance obligation based on the relative stand-alone selling price (“SSP”) of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

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

The Group provides sales volume rebate to qualified distributors based on the volume sold to such distributors in a certain period and grants online individual customers unconditional right to return the products within 7 up to 30 days after their acceptance.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to domestic offline distributors, overseas offline distributors or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns is estimated based on historical experiences, which were insignificant for the years ended December 31, 2021, 2022 and 2023.

The Group utilizes delivery service providers to deliver products to overseas offline distributors and individual customers (“shipping activities”), but the delivery service is not considered as a separate obligation as the shipping activities are performed before the overseas offline distributors and individual customers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to them but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to overseas offline distributors and individual customers are included as a part of the revenues, and outbound shipping-related costs are included in our inventory and recognized as cost of revenue upon sale of products to overseas offline distributors and individual customers. Shipping costs incurred for sales of products and recognized as cost of revenues were RMB49,456,660, RMB101,970,407 and RMB52,541,201 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

As of December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was RMB74,227,696. Given the profile of contract terms, RMB61,059,585 of the remaining performance obligation is expected to be recognized as revenue within the next 12 months and RMB13,168,111 is expected to be recognized as revenue between next 12 to 36 months.

(r)   Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The Group adopted Accounting Standards Codification Topic (“ASU”) No.2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments, and subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326” on January 1, 2021 using the modified retrospective approach. Upon adoption of ASC 326 starting from January 1, 2021, the provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Group uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Group’s control. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Group does not have any off-balance sheet credit exposure related to its customers. This adoption did not have material impact on the Company’s consolidated financial statements.

A contract liability is recognized when the Group has an obligation to transfer products or services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due from the customer. Contract liabilities are included in advances from customers and deferred revenue on the consolidated balance sheets.

Changes in the Group’s contract liabilities (advances from customers and deferred revenue) are presented in the following table for the years ended December 31, 2022 and 2023:

Contract liabilities as of January 1, 2022	60,718,426
Cash received in advance, excluding VAT	2,852,443,422
Revenue recognized from opening balance of contract liabilities	(50,024,734)
Revenue recognized from contract liabilities arising during 2022	(2,789,235,984)
Contract liabilities as of December 31, 2022	73,901,130
Cash received in advance, excluding VAT	2,118,016,702
Revenue recognized from opening balance of contract liabilities	(62,471,630)
Revenue recognized from contract liabilities arising during 2023	(2,055,218,506)
Contract liabilities as of December 31, 2023	74,227,696

(s)   Warranties

The Group provides for the estimated costs of warranties at the time when revenue is recognized. The specific terms and conditions of those warranties vary among different parts of electric scooters. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement. These factors are estimates that may change based on new information that becomes available during the reported period. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accrued expenses and other current liabilities while the remaining balance is included within other non-current liabilities on the consolidated balance sheets.

(t)   Cost of Revenues

Cost of revenues mainly consists of the cost of products sold, logistics costs, write-downs of inventories and warranty costs.

(u)   Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising expenses, promotion expenses and payroll and related expenses for personnel engaged in selling and marketing activities. Advertising expenses, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB160,415,978, RMB191,776,905 and RMB177,824,898 for the years ended December 31, 2021, 2022 and 2023, respectively.

(v)   General and Administrative Expenses

General and administrative expenses mainly consist of allowance for doubtful accounts, payroll and related costs for employees involved in general corporate functions, professional fees, foreign currency exchange gains (losses) and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

(w)    Research and Development Expenses

Research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new products and technologies, design and development expenses, and expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Research and development expenses are expensed as incurred.

(x)   Government Grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Grants that compensate the Group for expenses incurred are recognized in the Group’s consolidated statements of comprehensive income (loss) on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the acquisition cost of an asset are recorded as a liability in the Group’s consolidated balance sheets and are recognized in the Group’s consolidated statements of comprehensive income (loss) over the useful life of the asset. As of December 31, 2022 and 2023, nil of liability was related to the government grants that compensate the acquisition cost of an asset.

The Group’s government grants mainly consist of certain subsidies or tax refund from local government or industrial parks where its offices locate. For the years ended December 31, 2021, 2022 and 2023, RMB48,726,818, RMB16,385,038 and RMB2,968,735 of government grants are recognized in the consolidated statements of comprehensive income (loss), respectively. There were no significant commitment, contingencies or provision for recapture conditions for the government grants received for the years ended December 31, 2021, 2022 and 2023.

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

Share-based compensation in relation to the restricted share units is measured based on the fair value of the Company’s ordinary shares at the grant date of the award. The fair value is the closing prices of the Company’s ordinary shares traded in the open market as of the grant date. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility (estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Company’s options), risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

(z)    Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of revenues and expenses in the accompanying consolidated statements of comprehensive income (loss) amounted to RMB31,122,424, RMB42,637,403 and RMB42,376,447 for the years ended December 31, 2021, 2022 and 2023, respectively.

(aa) Income Taxes

Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

(bb) Foreign currency translation and foreign currency risks

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiary incorporated at Hong Kong S.A.R., the United States and Singapore is the United States dollars (“US$”). The functional currencies of the Company’s subsidiary incorporated in British Virgin Islands, Indonesia, Switzerland and Germany are Great Britain Pound (“GBP”), Indonesia Rupiah (“IDR”), Swiss Franc (“CHF”) and European Monetary Unit (“EUR”), respectively.

The functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as foreign currency exchange gains (losses) in the consolidated statements of comprehensive income (loss).

The financial statements of the Company, its subsidiaries incorporated at Hong Kong S.A.R., the United States, Singapore, British Virgin Islands, Indonesia, Switzerland and Germany are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive income (loss) and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ equity.

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

(cc) Concentration and risk

Concentration of customers and suppliers

The following tables summarized the customer with greater than 10% of the total revenue and accounts receivable:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
Greater than 10% of the total revenue
Customer A	*	*	*	*	319,208,693	12%

	As of December 31,
	2022		2023
	RMB	%	RMB	%
Greater than 10% of the accounts receivable
Customer B	135,105,131	45%	90,892,779	34%
Customer C	*	*	32,443,005	12%

	As of December 31,
	2022		2023
	RMB	%	RMB	%
Greater than 10% of advances from customers
Customer D	2,787,482	11%	2,396,333	12%

The following tables summarized the suppliers with greater than 10% of the total purchase:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
Greater than 10% of total purchase
Supplier X	298,264,146	12%	354,956,312	13%	*	*
Supplier Y	*	*	*	*	286,132,811	16%

No suppliers individually represent greater than 10% of accounts payable of the Group as of December 31, 2022 and 2023.

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

For the years ended December 31, 2021, 2022 and 2023, the Group’s PRC subsidiaries made appropriations to the statutory reserves of RMB20,875,864, RMB42,654 and nil, respectively.

(gg) Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Aggregate cost basis	160,000,000	—
Gross unrealized holding gain	406,301	—

Aggregate fair value	160,406,301	—

The Group’s short-term investments represent wealth management products issued by commercial banks in the PRC which are redeemed upon demand of the Group. The wealth management products are invested in debt securities issued by the PRC government, corporate debt securities, bank deposits, central bank bills and other securities issued by other financial institutions. As of December 31, 2022 and 2023, there were no gross unrealized holding losses.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable	329,336,616	263,994,880
Allowance for doubtful accounts	(29,593,693)	(169,038,710)

Accounts receivable, net	299,742,923	94,956,170

The movement of the allowance for doubtful accounts was as follows:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	3,307,381	4,549,366	29,593,693
Additions	1,272,454	25,044,327	139,445,017
Write-off	(30,469)	—	—
Balance at the end of the year	4,549,366	29,593,693	169,038,710

5. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Finished goods	267,036,620	244,373,815
Works in progress	69,290	6,925
Raw materials	149,903,238	148,409,401

Inventories	417,009,148	392,790,141

Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to RMB3,679,669, RMB8,991,793 and RMB21,681,652 were made for the years ended December 31, 2021, 2022 and 2023, respectively, and were recorded as cost of revenues.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Deductible input VAT and VAT rebates receivable	104,391,993	123,335,099
Prepayments to suppliers	54,722,157	35,692,402
Receivable from online platforms	11,555,500	12,258,397
Deferred charge	14,359,452	11,722,400
Interest receivable	1,916,240	7,357,967
Income tax receivable	13,349,602	9,450
Others*	5,400,773	4,696,414

Prepayments and other current assets	205,695,717	195,072,129
*	Others mainly include deposits receivable.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Furniture	380,987,667	375,782,740
Machinery and equipment	135,365,960	173,869,199
Building	148,449,403	149,465,476
Office and electronic equipment	31,868,495	33,252,080
Leasehold improvement	10,778,718	10,792,479
Motor vehicles	3,811,160	3,811,160
Property, plant and equipment	711,261,403	746,973,134

Less: Accumulated depreciation	(313,904,608)	(423,860,768)

Property, plant and equipment, net	397,356,795	323,112,366

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	19,702,392	23,554,266	26,811,275
General and administrative expenses	7,856,968	8,113,535	9,057,825
Selling and marketing expenses	62,949,248	104,721,594	107,996,726
Research and development expenses	3,092,290	4,381,707	3,641,514

Total depreciation expense	93,600,898	140,771,102	147,507,340

8. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31, 2022
		Gross		Net
	Amortization	carrying	Accumulated	carrying
RMB	period	amount	amortization	amount
Trademarks	5-10 years	8,983,153	(8,503,451)	479,702
Domain name	5-10 years	3,820,913	(3,618,766)	202,147
License	10 years	1,943,396	(767,925)	1,175,471

Total		14,747,462	(12,890,142)	1,857,320

	As of December 31, 2023
		Gross		Net
	Amortization	carrying	Accumulated	carrying
RMB	period	amount	amortization	amount
Trademarks	5-10 years	9,130,529	(8,976,570)	153,959
Domain name	5-10 years	3,826,626	(3,655,316)	171,310
License	10 years	1,943,396	(962,264)	981,132

Total		14,900,551	(13,594,150)	1,306,401

Amortization expense on intangible assets was allocated to the following expense items:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	194,340	194,340	194,340
General and administrative expenses	1,677,810	1,745,967	363,079

Total amortization expense	1,872,150	1,940,307	557,419

As of December 31, 2023, estimated amortization expense of the existing intangible assets for each of the next five years is RMB264,453, RMB264,453, RMB250,275, RMB248,986 and RMB248,986.

9. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepayment for an investment	7,000,000	—
Deposits	2,376,350	2,728,406
Prepayment for property, plant and equipment	1,914,411	2,231,253
Others	1,392,329	1,770,719

Other non-current assets	12,683,090	6,730,378

10. SHORT-TERM BANK BORROWINGS

	As of December 31,
	2022	2023
	RMB	RMB
Secured borrowing	160,000,000	100,000,000

In July 2021, a commercial bank in the PRC provided the Group with a ten-month short-term credit bank borrowing of RMB20,000,000 bearing interest of 3.5% per annum. In May 2022, the Group fully repaid this borrowing, and obtained a new one-year short-term borrowing of RMB20,000,000 bearing interest of 3.3% per annum. In November 2022, the borrowing was fully repaid. As of December 31, 2022, the outstanding balance of this borrowing was nil.

In June 2021, the Group entered into a two-year secured loan facility agreement with a commercial bank in the PRC, pursuant to which the Group is entitled to borrow a secured bank loan of up to RMB160,000,000. In June 2021, the Group drew down RMB160,000,000 under this facility agreement bearing interest of 3.5% per annum, and repaid RMB40,000,000 and RMB120,000,000 in September and December 2021, respectively. In December 2021, June 2022 and December 2022, the Group drew down RMB160,000,000 each under this facility agreement for three times, bearing interest of 3.2%, 3.0% and 3.0%, respectively, and fully repaid in June 2022, December 2022 and January 2023, respectively, and the cash collateral in this bank was released accordingly. As of December 31 2022, and 2023, total outstanding balance of these borrowings was RMB160,000,000 and nil, respectively, and the cash collateral in the form of a US dollar deposit held with the bank was equivalent to RMB176,204,380 and nil, respectively.

In March 2023, the Group entered into a twelve-months secured loan facility agreement with a commercial bank in the PRC, pursuant to which the Group is entitled to borrow a secured bank loan of up to RMB160,000,000. In June and August 2023, the Group drew down RMB41,380,805 and RMB58,619,195, respectively, under this facility agreement bearing interest of 3.2% per annum. As of December 31, 2023, the total outstanding borrowings were RMB100,000,000 and the Group provided cash collateral in the form of a US dollar deposit equivalent to RMB107,521,732 held with the bank.

As of December 31, 2022 and 2023, the outstanding short-term bank borrowings bore a weighted average interest rate of 3.0% and 3.2% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2022 and 2023, unused secured loan facility amounted to nil and RMB60,000,000, respectively.

11. NOTES PAYABLE

In December 2021, the Group entered into a twelve-month loan facility agreement with a commercial bank in the PRC. Pursuant to this agreement, the Group was entitled to borrow a short-term bank borrowing and notes payable of up to RMB200,000,000.

In April 2022, the Group entered into a twelve-month revolving loan facility agreement with a commercial bank in the PRC, and was entitled to extend maturity date to April 2024. Pursuant to this agreement, the Group was entitled to borrow a short-term bank borrowing and notes payable of up to RMB300,000,000.

As of December 31, 2022 and 2023, notes payable represent non-interest-bearing bank acceptance notes issued by the Group to suppliers that are due within twelve months.

As of December 31, 2022 and 2023, unused loan facility amounted to RMB183,167,887 and RMB132,717,312, respectively.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB
Refundable payment from franchised stores—current	41,735,515	39,203,959
Accrued selling and marketing expenses	8,506,658	29,159,625
Accrued payroll and social insurance	28,508,469	17,566,486
Warranty—current	24,797,169	16,736,341
Construction payable	16,512,545	14,372,306
Operating lease liabilities—current (Note 20)	7,743,648	5,094,066
Sales rebate	13,878,273	4,975,640
Other taxes payable	18,813,540	3,542,993
Interest payable	280,000	87,671
Others*	31,317,126	34,772,309

Accrued expenses and other current liabilities	192,092,943	165,511,396
*	Others mainly include accrued professional fees and other general corporate expenses.

The Group provides limited warranty to its end customers for terms varying from 6 months to 36 months, subject to certain conditions, such as normal use. For certain key components of electric scooter, the Group provides quality warranty varying from 12 months to 24 months. For lithium-ion battery packs, the Group provides a 24-month or 20,000-kilometer warranty or a 36-month or 30,000-kilometer warranty, depending on the model. For the other components of the electric scooters, the Group provides quality warranty varying from 6 months to 36 months depending on the parts. The Group is responsible for replacing or repairing the faulty products during their respective warranty terms.

Movement of provision for warranty was as follows:

	For the Year Ended December 31,
	2021	2022	2023
Accrued warranty—beginning of year	59,195,896	47,788,122	33,812,290
Accrual for warranties issued during the year	35,181,557	20,355,810	23,248,155
Warranty claims paid	(22,554,689)	(23,894,070)	(30,051,582)
Pre-existing warranty expired	(24,034,642)	(10,437,572)	(1,683,024)
Accrued warranty—end of year	47,788,122	33,812,290	25,325,839

13. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Warranty—non-current	9,015,121	8,589,498
Refundable payment from franchised stores—non-current	1,233,466	379,021
Others	3,192,795	—

Other non-current liabilities	13,441,382	8,968,519

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

On May 17, 2021, a Class B ordinary shareholder converted 1,440,000 Class B ordinary shares to Class A ordinary shares.

As of December 31, 2022, there were 137,719,542 Class A ordinary shares and 16,542,020 Class B ordinary shares outstanding.

As of December 31, 2023, there were 138,575,010 Class A ordinary shares and 16,542,020 Class B ordinary shares outstanding.

15. SHARE-BASED COMPENSATION

Share options and restricted share units

a)	2016 Global Share Incentive Plan

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

In September 2018, the Company’s Shareholders and Board of Directors approved the 2018 Share Incentive Plan (the “2018 Plan”). Under the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan, if determined and approved by the Board of Directors for the relevant fiscal year. The Board of Directors has approved annual increases of 2,285,407, 2,305,212 and 2,313,923 ordinary shares for the years ended December 31, 2021, 2022 and 2023, representing 1.5% of total issued and outstanding shares as of December 31, 2020, 2021 and 2022, respectively, pursuant to the 2018 Share Incentive Plan.

A summary of the share options activities under the Amended 2016 Plan and the 2018 Plan for the year ended December 31, 2023 was presented below:

		Weighted	Weighted
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	shares	price	years	value
		US$		US$
Outstanding at January 1, 2023	4,414,608	2.11	—	—
Exercised	(464,300)	0.20	—	—
Forfeited/Expired	(7,250)	0.20	—	—
Outstanding at December 31, 2023	3,943,058	2.34	4.56	1,190,466
Exercisable as of December 31, 2023	3,943,058	2.34	4.56	1,190,466

Compensation expenses recognized for share options for the years ended December 31, 2021, 2022 and 2023 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	8,318	—	—
Selling and marketing expenses	2,235,102	1,936,414	905,764
Research and development expenses	4,018,126	3,862,189	2,191,242
General and administrative expenses	6,649,255	5,008,382	3,047,542
Total share options compensation expenses	12,910,801	10,806,985	6,144,548

No share options had been granted for the years ended December 31, 2021, 2022 and 2023. The total intrinsic value of share options exercised for the years ended December 31, 2021, 2022 and 2023, were RMB77,271,754, RMB3,708,615 and RMB4,799,425, respectively. The total fair value of shares vested for the years ended December 31, 2021, 2022 and 2023 were RMB15,732,201, RMB10,976,490 and RMB11,027,023, respectively.

As of December 31, 2023, total unrecognized compensation expense related to share options was nil.

A summary of the restricted share units activities for the year ended December 31, 2023 was presented below:

		Weighted
		average grant
	Number of	date fair
	shares	value
		US$
Unvested as of January 1, 2023	3,890,658	4.59

Granted	232,000	2.31
Vested	(1,507,862)	4.44
Forfeited	(611,722)	4.30

Unvested as of December 31, 2023	2,003,074	4.53

The restricted share units are generally scheduled to be vested over four equal annual installments, except 128,000 restricted share units were granted in 2022 with vesting in two equal annual installments under the 2018 Plan. For the year ended December 31, 2023, 232,000 restricted share units were granted with vesting in four equal annual installments.

Compensation expenses recognized for restricted share units for the years ended December 31, 2021, 2022 and 2023 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	838,515	1,224,796	1,237,902
Selling and marketing expenses	11,057,530	13,497,270	9,085,924
Research and development expenses	13,043,898	18,499,553	19,462,704
General and administrative expenses	9,367,412	14,190,582	11,728,226
Total restricted share units compensation expenses	34,307,355	47,412,201	41,514,756

As of December 31, 2023, RMB48,330,116 of total unrecognized compensation expense related to restricted share units was expected to be recognized over a weighted average period of approximately 1.92 years.

Total share-based compensation expenses recognized for the years ended December 31, 2021, 2022 and 2023 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	846,833	1,224,796	1,237,902
Selling and marketing expenses	13,292,632	15,433,684	9,991,688
Research and development expenses	17,062,024	22,361,742	21,653,946
General and administrative expenses	16,016,667	19,198,964	14,775,768
Total share-based compensation expense	47,218,156	58,219,186	47,659,304

16. FAIR VALUE MEASUREMENT

The following tables presents the fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2022:

	December 31, 2022			Total
RMB	Level 1	Level 2	Level 3	Fair Value
Short-term investments (Note 3)	—	160,406,301	—	160,406,301

There was no financial assets and liabilities measured at fair value as of December 31, 2023.

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

PRC

The Group’s mainland China subsidiaries, the VIE, and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”), and are generally subject to a statutory income tax rate of 25%. Under the CIT Law, preferential tax treatments will be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). Jiangsu Xiaoniu and Beijing Niudian were qualified as HNTEs and enjoy a preferential income tax rate of 15% for the fiscal years from 2021 to 2023 and 2022 to 2024, respectively. An entity could re-apply for the HNTE certificate when the prior certificate expires. The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.

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

The components of income (loss) before income taxes are as follows:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cayman	(9,397,404)	(10,448,513)	(1,192,264)
Indonesia	(881,810)	(984,230)	(1,268,462)
Hong Kong S.A.R.	(6,700,069)	(14,613,793)	(7,930,644)
B.V.I.	—	(278,774)	(48,100)
Others	—	—	(840,681)
PRC, excluding Hong Kong S.A.R.	289,836,300	(44,894,563)	(270,748,715)
Total	272,857,017	(71,219,873)	(282,028,866)

Income tax expense (benefit) consists of the following:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense (benefit)	42,715,007	(15,677,411)	759,425
Deferred income tax expense (benefit)	4,321,601	(6,079,533)	(10,952,309)
Total	47,036,608	(21,756,944)	(10,192,884)

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

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Computed expected income tax expense (benefit)	68,214,254	(17,804,968)	(71,077,803)
Non-PRC entities not subject to income tax	4,244,821	6,581,327	2,820,038
Research and development expenses bonus deduction	(23,328,287)	(34,910,421)	(30,807,283)
Non-deductible share-based compensation expenses	11,015,406	13,866,734	11,742,974
Other non-deductible expenses	723,768	638,898	2,491,593
Preferential tax rate difference	—	(3,075,033)	7,301,540
Tax filing differences	2,682,378	(3,770,720)	229,108
Change in valuation allowance	(16,515,732)	16,717,239	67,106,949

Actual income tax expense (benefit)	47,036,608	(21,756,944)	(10,192,884)
Effect of preferential tax rates on basic earnings per Class A and Class B ordinary share	—	0.02	(0.05)
Effect of preferential tax rates on diluted earnings per Class A and Class B ordinary share	—	0.02	(0.05)

b)    Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2022	2023
	RMB	RMB
Deferred income tax assets
Net operating loss carry forwards	33,325,461	74,876,303
Accrued warranty	5,071,844	3,798,876
Advertising expense	—	2,113,991
Deferred revenue	8,470,357	8,938,710
Allowance for doubtful accounts	7,037,684	41,878,340
Lease Liabilities	3,334,705	1,099,451
Write-downs for inventories	825,208	4,529,042
Less: Valuation allowance	(40,764,285)	(107,782,306)

Total deferred income tax assets, net	17,300,974	29,452,407

Deferred income tax liabilities
Operating lease right of use assets	3,334,705	1,099,451
Short-term investments	60,946	—
Property, plant and equipment	9,171,103	9,968,429

Total deferred income tax liabilities	12,566,754	11,067,880

Net deferred income tax assets	6,132,499	20,747,021
Net deferred income tax liabilities	1,398,279	2,362,494

As of December 31, 2023, the Group had net operating loss carry forwards of RMB334,224,635 attributable to the PRC subsidiaries, the VIE and VIE’s subsidiaries. Tax losses of nil, RMB29,986,636, RMB21,713,526, RMB75,298,399 and RMB207,226,074 will expire, if unused, by 2024, 2025, 2026, 2027 and 2028, respectively.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. The valuation allowance as of December 31, 2022 and 2023 was primarily provided for the deferred income tax assets of certain PRC subsidiaries, VIE and VIE’s subsidiaries. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	41,219,052	24,508,473	40,764,285
Additions	5,567,822	25,114,239	68,593,841
Reduction	(22,278,401)	(8,858,427)	(1,575,820)

Balance at the end of the year	24,508,473	40,764,285	107,782,306

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries for the years from 2019 to 2023 are open to examination by the PRC tax authorities.

18. NET INCOME (LOSS) PER ORDINARY SHARE

The following table sets forth the basic and diluted net income (loss) per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income (loss)	225,820,409	(49,462,929)	(271,835,982)

Denominator:
Weighted average number of ordinary shares outstanding	153,174,715	154,109,051	154,795,461
Weighted average number of ordinary shares equivalents outstanding	497,643	1,067,871	2,020,644

Denominator for basic net income (loss) per ordinary share	153,672,358	155,176,922	156,816,105
Dilutive effect of outstanding share options	4,366,690	—	—
Dilutive effect of unvested restricted share units	2,421,928	—	—

Denominator for diluted net income (loss) per ordinary share	160,460,976	155,176,922	156,816,105

Net income (loss) per ordinary share
—Basic	1.47	(0.32)	(1.73)
—Diluted	1.41	(0.32)	(1.73)

Securities that could potentially dilute basic net income (loss) per share in the future that were not included in the computation of diluted net income (loss) per share because to do so would have been antidilutive for the years ended December 31, 2022 and 2023 were as follow:

	For the Year Ended
	December 31,
	2022	2023
Share options	4,414,608	3,943,058
Unvested restricted share units	3,890,658	2,003,074

19. REVENUE INFORMATION

Revenues consisted of the following:

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Electric scooter sales	3,252,988,512	2,853,895,423	2,358,658,368
Accessory and spare parts sales	397,088,122	242,296,734	197,634,073
Service revenues	54,460,785	72,405,177	95,465,205
Revenues	3,704,537,419	3,168,597,334	2,651,757,646

The following summarized the Group’s revenues from the following geographic areas (based on the location of customers):

	For the Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
PRC	3,158,966,932	2,583,843,616	2,247,593,239
Europe	430,201,301	343,157,877	151,521,237
Others	115,369,186	241,595,841	252,643,170
Revenues	3,704,537,419	3,168,597,334	2,651,757,646

20. OPERATING LEASES

The Group leases its facilities and offices under non-cancelable operating lease agreements. For the years ended December 31, 2021, 2022 and 2023, the operating lease cost were RMB11,947,682, RMB9,352,700 and RMB7,549,026, respectively, and the short-term lease cost were RMB1,357,660, RMB847,735 and RMB1,480,259, respectively. There were no leasing costs other than operating lease costs or short-term lease costs.

A summary of supplemental information related to operating leases as of December 31, 2022 and 2023 was as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease right-of-use assets	86,597,121	76,821,285

Operating lease liabilities—current (Note 12)	7,743,648	5,094,066
Operating lease liabilities—non-current	7,569,128	280,421
Total operating lease liabilities	15,312,776	5,374,487

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	9,569,023	8,046,828	7,711,479
Right-of-use assets obtained in exchange for new operating lease liabilities	10,201,553	921,405	3,744,607
Right-of-use assets obtained in exchange for prepayment for land use right	26,550,000	—	—
Modification to right-of-use assets	(11,469,923)	—	(5,217,099)

The weighted average remaining lease term as of December 31, 2023 was 1.1 years, and the weighted average discount rate of the operating leases was 3.92%.

Maturities of lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2023 were as follows:

As of December 31, 2023
RMB
Within 1 year	5,176,941
After 1 year but within 2 years	284,407
Total undiscounted lease payment	5,461,348
less: Imputed interest	(86,861)
Present value of lease liabilities	5,374,487

As of December 31, 2023, the Group has no significant lease contract that has been entered into but not yet commenced.

21. COMMITMENTS AND CONTINGENCIES

The Group did not have any significant capital or other commitments or guarantees or contingencies as of December 31, 2022 and 2023.

22. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, consolidated VIE and VIE’s subsidiaries, under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries” and the subsidiaries, consolidated VIE and VIE’s subsidiaries’ income as “Share of income (loss) from subsidiaries, consolidated VIE and VIE’s subsidiaries” on the condensed statements of results of operations. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements. As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Niu Technologies, except for those, which have been separately disclosed in the consolidated financial statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	12,375,894	233,958,655
Term deposits-current	208,589,770	77,555,565
Restricted cash	176,204,380	107,521,733
Prepayments and other current assets	12,486,238	12,035,145

Total current assets	409,656,282	431,071,098

Non-current assets
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries	906,298,879	671,329,320
Other non-current assets	1,219	—

Total assets	1,315,956,380	1,102,400,418

Liabilities
Current liabilities
Amount due to subsidiaries, consolidated VIE and VIE’s subsidiaries	4,262,270	4,564,315
Accrued expenses and other current liabilities	1,596,233	4,219,869

Total current liabilities and total liabilities	5,858,503	8,784,184

Shareholders’ equity:
Class A ordinary shares	89,428	90,031
Class B ordinary shares	10,316	10,316
Additional paid-in capital	1,915,825,641	1,964,138,365
Accumulated other comprehensive loss	(16,536,686)	(9,495,674)
Accumulated deficit	(589,290,822)	(861,126,804)

Total shareholders’ equity	1,310,097,877	1,093,616,234

Total liabilities and shareholders’ equity	1,315,956,380	1,102,400,418

(b)	Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Total operating expenses	(11,441,931)	(15,414,575)	(17,739,201)
Share of income (loss) from subsidiaries, consolidated VIE and VIE’s subsidiaries	235,264,719	(39,264,560)	(270,498,551)
Interest income	1,997,621	5,216,206	16,401,770

Income (loss) before income taxes	225,820,409	(49,462,929)	(271,835,982)
Income tax expense	—	—	—

Net income (loss)	225,820,409	(49,462,929)	(271,835,982)

(c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	25,839,822	(23,565,305)	14,392,402
Net cash provided by (used in) investing activities	16,132,750	(95,940,040)	133,818,900
Net cash provided by financing activities	6,246,384	2,203,086	654,023
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(6,107,381)	21,972,182	4,034,789

Net increase (decrease) in cash, cash equivalents and restricted cash	42,111,575	(95,330,077)	152,900,114

Cash, cash equivalents and restricted cash at the beginning of the year	241,798,776	283,910,351	188,580,274

Cash, cash equivalents and restricted cash at the end of the year	283,910,351	188,580,274	341,480,388