Form 20-F
period 2024-12-31
Niu Technologies
filed 2025-04-18
CIK 1744781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.

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

Cayman Islands
(Jurisdiction of incorporation or organization) Building C, Rongxin Technology Center, No. 34 Chuangyuan Road, Chaoyang District, Beijing 100012 People’s Republic of China

(Address of principal executive offices)

Fion Wenjuan Zhou, Chief Financial Officer

Telephone: +8610-6432-1899

Email: ir@niu.com

Building C, Rongxin Technology Center,

No. 34 Chuangyuan Road,

Chaoyang District, Beijing 100012

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

139,303,366 Class A ordinary shares and 16,542,020 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

Yes ☒ No ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“NIU,” “we,” “us,” and “our” are to Niu Technologies, our Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and the subsidiaries of the VIE;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“our company” is to Niu Technologies, our Cayman Islands holding company;
●	“the variable interest entity” and “the VIE” are to Beijing Niudian Technology Co., Ltd., or Beijing Niudian. The VIE is a domestic company incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
●	“WFOE” are to Beijing Niudian Information Technology Co., Ltd., or Niudian Information, a wholly foreign-owned entity in China;
●	“RMB” and “Renminbi” are to the legal currency of mainland China; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Niu Technologies is not an operating company in mainland China but a Cayman Islands holding company with operations primarily conducted through (i) our mainland China subsidiaries and (ii) contractual arrangements with the VIE based in mainland China. The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in mainland China through the VIE, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to conduct the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 99.7%, 99.6% and 98.8% of our total revenues for the year ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “our company” refers to Niu Technologies, whereas “NIU,” “we,” “us,” and “our” refer to Niu Technologies, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including power of attorney, third amended and restated equity pledge agreement, amended and restated exclusive business cooperation agreements, third amended and restated exclusive option agreements and spousal consent letters, have been entered into by and among our subsidiaries, the VIE and its shareholders. Terms contained in each set of contractual arrangements with the VIE and its shareholders are substantially similar. As a result of the contractual arrangements, we have conducted the business operations and are considered the primary beneficiary of these companies, and we have consolidated financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE.”

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

For more details of our corporate structure, including our principal subsidiaries, the VIE and its principal subsidiaries, as of the date of this annual report, see “Item 4. Information on the Company—C. Organizational Structure.”

There are also uncertainties regarding the interpretation and application of the current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with the regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, or the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” And “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry-Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash inflows of Niu Technologies were primarily generated from the proceeds received from Niu Technologies’ public offerings of ordinary shares, other financing activities and cash generated from our operating activities. For the years ended December 31, 2022, 2023 and 2024, Niu Technologies did not provide any capital contributions or loans to our mainland China subsidiaries. For the years ended December 31, 2022, 2023 and 2024, the VIE did not receive loans provided by Niu Technologies. For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between Niu Technologies and a subsidiary, the VIE or its subsidiary, no subsidiaries paid dividends or made other distributions to Niu Technologies, and no dividends or distributions were paid or made to U.S. investors.

For the years ended December 31, 2022, 2023 and 2024, our subsidiaries did not provide capital contributions to the VIE. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

For the years ended December 31, 2022, 2023 and 2024, the VIE has paid RMB112.2 million, RMB56.8 million and RMB58.1 million (US$8.0 million) of service fee to our WFOE, respectively. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

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

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the VIE have obtained all requisite licenses, permits and approvals from the PRC government authorities for the business operations of our subsidiaries and the VIE in mainland China. These permissions and approvals include, among others, China Compulsory Certification, the Value-added Telecommunications Business Operation Licenses for Information Services via Internet, and Motorcycle Production Access Certificate. For more information, see “Item 4. Information on the Company—B. Business Overview— Regulations.” Our mainland China subsidiaries and the VIE have not been denied for any permission or approval from any PRC government authority with respect to the operation of our business. As of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries and the VIE are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other PRC government authorities with respect to the operation of our business and previous issuances of securities by our company to foreign investors, except for the permissions or approvals listed above that have been obtained. However, given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals to operate business or offer securities to foreign investors, and may not be able to maintain or renew our current licenses, permits, filings or approvals. If we, our mainland China subsidiaries and the VIE (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities being registered to foreign investors, or (ii) inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our ADSs to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in the regulation on internet-related businesses and companies in mainland China.”

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

Financial Information Related to Our Subsidiaries and the VIE

The following table presents the condensed consolidating schedule of results of operations for our subsidiaries and the VIE for the periods presented. In this table:

●	“Niu Technologies” refers to our Cayman Islands holding company.
●	“Other Subsidiaries” refer to the sum of Niu Technologies Group Limited, Beijing Niudian Information Technology Co., Ltd. and other wholly-owned subsidiaries.
●	“WFOE” refers to Beijing Niudian Information Technology Co., Ltd., or Niudian Information.
●	“VIE and VIE’s Subsidiaries” refer to the sum of Beijing Niudian Technology Co., Ltd., or Beijing Niudian, and all of its subsidiaries in mainland China.

Consolidating Statements of Loss Information

	For the Year Ended December 31, 2024
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	87,566	54,845	3,395,510	(249,625)	3,288,296
Cost of revenues (4)	—	(52,564)	(56)	(2,832,730)	95,817	(2,789,533)
Gross profit	—	35,002	54,789	562,780	(153,808)	498,763
Selling and marketing expenses (4)	—	(44,140)	(27,148)	(514,028)	95,738	(489,578)
Research and development expenses (4)	—	—	(8,072)	(129,741)	7,702	(130,111)
General and administrative expenses (4)	(13,025)	(8,583)	(21,799)	(89,565)	2,354	(130,618)
Total operating expenses	(13,025)	(52,723)	(57,019)	(733,334)	105,794	(750,307)
Government grants	—	—	—	912	—	912
Share of loss from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	(195,200)	—	—	—	195,200	—
Interest expenses	—	(70)	—	(5,554)	—	(5,624)
Interest income	15,024	1,990	256	19,820	—	37,090
Investment income	—	58	—	2,301	—	2,359
Loss before income taxes	(193,201)	(15,743)	(1,974)	(153,075)	147,186	(216,807)
Income tax (expense) benefit	—	(116)	(4)	23,726	—	23,606
Net loss	(193,201)	(15,859)	(1,978)	(129,349)	147,186	(193,201)

	For the Year Ended December 31, 2023
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	28,543	53,552	2,645,570	(75,907)	2,651,758
Cost of revenues (4)	—	(17,183)	(621)	(2,075,462)	12,255	(2,081,011)
Gross profit	—	11,360	52,931	570,108	(63,652)	570,747
Selling and marketing expenses (4)	—	(19,242)	(36,693)	(486,171)	46,371	(495,735)
Research and development expenses (4)	—	—	(20,766)	(145,968)	15,748	(150,986)
General and administrative expenses (4)	(17,739)	(2,308)	(19,551)	(206,654)	1,734	(244,518)
Total operating expenses	(17,739)	(21,550)	(77,010)	(838,793)	63,853	(891,239)
Government grants	—	—	—	2,969	—	2,969
Share of income from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	(270,499)	—	—	—	270,499	—
Interest expenses	—	—	—	(1,424)	—	(1,424)
Interest income	16,402	4	5	19,081	—	35,492
Investment income	—	—	—	1,426	—	1,426
Loss before income taxes	(271,836)	(10,186)	(24,074)	(246,633)	270,700	(282,029)
Income tax benefit (expense)	—	2	(1)	10,192	—	10,193
Net loss	(271,836)	(10,184)	(24,075)	(236,441)	270,700	(271,836)

	For the Year Ended December 31, 2022
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	43,448	105,328	3,187,990	(168,169)	3,168,597
Cost of revenues (4)	—	(41,143)	(28,233)	(2,483,840)	54,300	(2,498,916)
Gross profit	—	2,305	77,095	704,150	(113,869)	669,681
Selling and marketing expenses (4)	—	(15,480)	(44,789)	(446,149)	66,009	(440,409)
Research and development expenses (4)	—	—	(19,770)	(202,940)	46,232	(176,478)
General and administrative expenses (4)	(15,415)	(2,343)	(26,944)	(115,490)	1,731	(158,461)
Total operating expenses	(15,415)	(17,823)	(91,503)	(764,579)	113,972	(775,348)
Government grants	—	—	—	16,385	—	16,385
Share of income from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	(39,265)	—	—	—	39,265	—
Interest expenses	—	—	—	(5,716)	—	(5,716)
Interest income	5,217	13	2	7,628	—	12,860
Investment income	—	221	—	10,697	—	10,918
Loss before income taxes	(49,463)	(15,284)	(14,406)	(31,435)	39,368	(71,220)
Income tax (expense) benefit	—	(166)	(164)	22,087	—	21,757
Net loss	(49,463)	(15,450)	(14,570)	(9,348)	39,368	(49,463)

The following table presents the condensed consolidating schedule of financial position for our subsidiaries and the VIE as of the dates presented.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash and cash equivalents	40,442	20,287	25,994	543,298	—	630,021
Term deposits	68,290	71,884	—	134,178	—	274,352
Restricted cash	215,652	368	—	376	—	216,396
Accounts receivable, net	—	14,917	—	117,004	—	131,921
Inventories (1)	—	115,928	—	582,025	(48,775)	649,178
Amounts due from inter-companies (2)	—	131,202	372,533	213,868	(717,603)	—
Prepayments and other current assets	13,518	19,291	744	234,385	—	267,938
Total current assets	337,902	373,877	399,271	1,825,134	(766,378)	2,169,806
Property, plant and equipment, net	—	27	1,456	318,531	—	320,014
Intangible assets, net	—	139	17	888	—	1,044
Operating lease right-of-use assets	—	—	—	71,223	—	71,223
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries (2)(3)	600,596	219,317	—	—	(819,913)	—
Deferred income tax assets	—	—	—	31,752	—	31,752
Other non-current assets	—	10	—	19,309	—	19,319
Total non-current assets	600,596	219,493	1,473	441,703	(819,913)	443,352
Total assets	938,498	593,370	400,744	2,266,837	(1,586,291)	2,613,158
Short-term bank borrowings	—	—	—	200,000	—	200,000
Notes payable	—	—	—	294,349	—	294,349
Accounts payable	—	12,457	—	856,558	—	869,015
Income taxes payable	—	163	—	909	—	1,072
Advances from customers	—	3,270	—	32,623	—	35,893
Deferred revenue—current	—	—	—	50,247	—	50,247
Amounts due to inter-companies (2)	4,633	210,290	—	492,542	(707,465)	—
Accrued expenses and other current liabilities	2,583	1,788	4,514	192,471	—	201,356
Total current liabilities	7,216	227,968	4,514	2,119,699	(707,465)	1,651,932
Deferred revenue—non-current	—	—	—	16,887	—	16,887
Deferred income tax liabilities	—	—	—	3,269	—	3,269
Operating lease liabilities	—	—	—	90	—	90
Other non-current liabilities	—	—	—	9,698	—	9,698
Amounts due to inter-companies (2)	—	226,159	—	—	(226,159)	—
Total non-current liabilities	—	226,159	—	29,944	(226,159)	29,944
Total liabilities	7,216	454,127	4,514	2,149,643	(933,624)	1,681,876
Total shareholders’ equity	931,282	139,243	396,230	117,194	(652,667)	931,282
Total liabilities and shareholders’ equity	938,498	593,370	400,744	2,266,837	(1,586,291)	2,613,158

	As of December 31, 2023
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash and cash equivalents	233,959	13,007	5,122	620,485	—	872,573
Term deposits	77,556	—	—	20,000	—	97,556
Restricted cash	107,522	—	—	145	—	107,667
Accounts receivable, net	—	2,981	—	91,975	—	94,956
Inventories (1)	—	7,014	—	386,967	(1,191)	392,790
Amounts due from inter-companies (2)	—	81,551	395,888	44,221	(521,660)	—
Prepayments and other current assets	12,034	4,167	673	177,957	241	195,072
Total current assets	431,071	108,720	401,683	1,341,750	(522,610)	1,760,614
Property, plant and equipment, net	—	73	1,826	321,213	—	323,112
Intangible assets, net	—	171	32	1,103	—	1,306
Operating lease right-of-use assets	—	—	—	76,821	—	76,821
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries (2)(3)	671,329	219,317	—	—	(890,646)	—
Deferred income tax assets	—	—	—	20,747	—	20,747
Other non-current assets	—	10	—	6,721	—	6,731
Total non-current assets	671,329	219,571	1,858	426,605	(890,646)	428,717
Total assets	1,102,400	328,291	403,541	1,768,355	(1,413,256)	2,189,331
Short-term bank borrowings	—	—	—	100,000	—	100,000
Notes payable	—	—	—	167,283	—	167,283
Accounts payable	—	489	—	575,235	—	575,724
Income taxes payable	—	163	—	1,195	—	1,358
Advances from customers	—	2,905	—	16,400	—	19,305
Deferred revenue—current	—	—	—	41,755	—	41,755
Amounts due to inter-companies (2)	4,564	39,986	10	467,282	(511,842)	—
Accrued expenses and other current liabilities	4,220	4,682	5,323	151,286	—	165,511
Total current liabilities	8,784	48,225	5,333	1,520,436	(511,842)	1,070,936
Deferred revenue—non-current	—	—	—	13,168	—	13,168
Deferred income tax liabilities	—	—	—	2,362	—	2,362
Operating lease liabilities	—	—	—	280	—	280
Other non-current liabilities	—	—	—	8,969	—	8,969
Amounts due to inter-companies (2)	—	120,235	—	—	(120,235)	—
Total non-current liabilities	—	120,235	—	24,779	(120,235)	24,779
Total liabilities	8,784	168,460	5,333	1,545,215	(632,077)	1,095,715
Total shareholders’ equity	1,093,616	159,831	398,208	223,140	(781,179)	1,093,616
Total liabilities and shareholders’ equity	1,102,400	328,291	403,541	1,768,355	(1,413,256)	2,189,331

The following table presents condensed consolidating schedule of cash flow data for our subsidiaries and the VIE for the years ended presented.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2024
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash (used in) provided by operating activities	(177)	(21,089)	21,041	51,396	1,116	52,287
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(7)	(169)	(119,573)	—	(119,749)
Purchase of term deposits	(138,805)	(106,773)	—	(134,178)	—	(379,756)
Cash received from redemption of term deposits	149,126	35,591	—	20,000	—	204,717
Cash paid for purchase of short-term investments	—	(7,830)	—	(2,038,000)	—	(2,045,830)
Cash received from sale of short-term investments	—	7,888	—	2,040,301	—	2,048,189
Other investing activities(5)	(100,011)	—	—	—	100,011	—
Net cash (used in) provided by investing activities	(89,690)	(71,131)	(169)	(231,450)	100,011	(292,429)
Cash flows from financing activities:
Cash received from exercise of employee stock options	267	—	—	—	—	267
Proceeds from short-term bank borrowings	—	—	—	200,000	—	200,000
Repayment for short-term bank borrowings	—	—	—	(100,000)	—	(100,000)
Other financing activities(5)	—	100,011	—	—	(100,011)	—
Net cash provided by financing activities	267	100,011	—	100,000	(100,011)	100,267
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	4,213	(143)	—	3,098	(1,116)	6,052
Net (decrease) increase in cash, cash equivalents and restricted cash	(85,387)	7,648	20,872	(76,956)	—	(133,823)
Cash, cash equivalents and restricted cash at the beginning of the year	341,481	13,007	5,122	620,630	—	980,240
Cash, cash equivalents and restricted cash at the end of the year	256,094	20,655	25,994	543,674	—	846,417

	For the Year Ended December 31, 2023
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	14,393	(19,986)	4,964	93,729	635	93,735
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(11)	—	(78,924)	—	(78,935)
Purchase of term deposits	(379,419)	—	—	—	—	(379,419)
Cash received from redemption of term deposits	513,238	—	—	—	—	513,238
Cash paid for purchase of short-term investments	—	—	—	(420,000)	—	(420,000)
Cash received from sale of short-term investments	—	—	—	581,426	—	581,426
Net cash provided by (used in) investing activities	133,819	(11)	—	82,502	—	216,310
Cash flows from financing activities:
Cash received from exercise of employee stock options	654	—	—	—	—	654
Proceeds from short-term bank borrowings	—	—	—	100,000	—	100,000
Repayment for short-term bank borrowings	—	—	—	(160,000)	—	(160,000)
Net cash provided by (used in) financing activities	654	—	—	(60,000)	—	(59,346)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	4,035	915	—	4,599	(635)	8,914
Net increase (decrease) in cash, cash equivalents and restricted cash	152,901	(19,082)	4,964	120,830	—	259,613
Cash, cash equivalents and restricted cash at the beginning of the year	188,580	32,089	158	499,800	—	720,627
Cash, cash equivalents and restricted cash at the end of the year	341,481	13,007	5,122	620,630	—	980,240

	For the Year Ended December 31, 2022
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash (used in) provided by operating activities	(23,565)	(29,111)	4,550	(74,417)	687	(121,856)
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(98)	(579)	(134,672)	—	(135,349)
Investments in Other Subsidiaries (5)	(12,263)	—	—	—	12,263	—
Purchase of term deposits	(635,471)	—	—	—	—	(635,471)
Cash received from redemption of term deposits	551,794	—	—	—	—	551,794
Cash paid for purchase of short-term investments	—	(20,000)	—	(2,573,000)	—	(2,593,000)
Cash received from sale of short-term investments	—	50,317	—	3,163,601	—	3,213,918
Prepayment for an investment	—	—	(4,000)	—	—	(4,000)
Net cash (used in) provided by investing activities	(95,940)	30,219	(4,579)	455,929	12,263	397,892
Cash flows from financing activities:
Proceeds from the parent company (5)	—	12,263	—	—	(12,263)	—
Cash received from exercise of employee stock options	2,203	—	—	—	—	2,203
Proceeds from short-term bank borrowings	—	—	—	340,000	—	340,000
Repayment for short-term bank borrowings	—	—	—	(360,000)	—	(360,000)
Net cash provided by (used in) financing activities	2,203	12,263	—	(20,000)	(12,263)	(17,797)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	21,972	764	—	7,994	(687)	30,043
Net (decrease) increase in cash, cash equivalents and restricted cash	(95,330)	14,135	(29)	369,506	—	288,282
Cash, cash equivalents and restricted cash at the beginning of the year	283,910	17,954	187	130,294	—	432,345
Cash, cash equivalents and restricted cash at the end of the year	188,580	32,089	158	499,800	—	720,627
(1)	The elimination represents the unrealized profit from inter-company sales.
(2)	The elimination represents the inter-company balances among our company, our WFOE, other subsidiaries of our company and the VIE and its subsidiaries.
(3)	The elimination represents the investment in the VIE and our subsidiaries.
(4)	The elimination represents the inter-company technical services, marketing services, research and development services and inter-company sales.
(5)	The elimination represents the investment in other subsidiaries from our Company, and the investment in our WFOE from other subsidiaries.

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

We have established a distinct omnichannel retail network to sell our products and services to our customers. In China, our offline retail channels consist of city partners and franchised stores, whereas in European and other countries, we rely on overseas distributors. Our “city partner” system plays an important role in our offline sales strategy in China. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. As of December 31, 2024, we had 499 city partners and 3,735 franchised stores in China. Our offline distribution network plays a crucial role in our omnichannel retail system. We rely on these city partners and franchised stores in China to directly interact with and serve our users, but the interest of city partners and franchised stores may not be entirely aligned with ours or with that of other city partners and franchised stores. There can be no assurance that we will be able to maintain our existing relationships with city partners and franchised stores. Additionally, our existing city partners and franchised stores may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new city partners and franchised stores in these regions on favorable terms or at all.

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

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of products, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one-year procurement agreements with our external suppliers and expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We had one supplier accounting for greater than 10% of our total purchases in each of 2022, 2023 and 2024. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our products on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

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

We have incurred net losses in the past. Although we had net profits in the past, we had a net loss of RMB49.5 million, RMB271.8 million and RMB193.2 million in 2022, 2023 and 2024, respectively. We had net cash provided by operating activities of RMB93.7 million and RMB52.3 million in 2023 and 2024, respectively, and net cash used in operating activities of RMB121.9 million in 2022. We cannot assure you that we will be able to achieve profitability again and maintain net profits or positive cash flow from operating activities in the future. Our ability to achieve or maintain profitability depends in large part on our ability to increase sales of our products and services, increase cost efficiency and manage operating expenses. We intend to continue to increase our sales of products, improve gross margin, manage and further reduce our operating expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal and maintain profitability in the future.

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

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyright laws, trademarks, intellectual property licenses, contractual rights and any other agreements to establish and protect our proprietary rights in our technology. In addition, we enter into confidentiality and nondisclosure agreements with our employees and business partners. See “Item 4. Information On the Company—B. Business Overview —Intellectual Property.” Statutory laws and regulations are subject to judicial interpretation and enforcement and may involve uncertainties. Contractual rights may be breached by counterparties, and there may not be adequate remedies available to us for any such breach.

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

As of December 31, 2024, we owned 612 patents, 978 registered trademarks and 31 copyrights relating to various aspects of our operations and two registered domain names, including www.niu.com. Of the 978 registered trademarks, 155 are registered in mainland China and 823 in other countries and regions. As of the same date, we had 211 applications for patents and trademarks pending in mainland China, Europe and other jurisdictions. For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

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

We generally provide various warranties on different components and parts of our products and across different markets. In China, we mainly provide extended quality warranty for certain key components of electric scooter to our users, with terms varying from twelve months to a lifetime, subject to certain conditions, among others, including that warranty only applies to normal use and quality issues. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease retailer, distributor and customer demand, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

We may fail to comply with legal or regulatory requirements or to obtain or maintain the licenses, permits, registrations or certificates.

Our manufacturing and other production facilities as well as the packaging, storage, distribution, advertising and labeling of our products, are subject to extensive legal and regulatory requirements. For example, pursuant to the Administration Measures for Access of Motorcycle Manufacturing and the Implementing Rules of the Administration Measures for Access of Motorcycle Manufacturing, enterprises must pass the production access examination and obtain the Motorcycle Production Access Certificate before manufacturing motorcycles in mainland China, and if an enterprise conducts a motorcycle manufacturing consignment, both the consignee and the consignor are required to obtain the Motorcycle Production Access Certificate. Loss of or failure to renew or obtain necessary permits, licenses, registrations or certificates could delay or prevent us from meeting product demand, introducing new products, building new facilities or acquiring new businesses and could materially and adversely affect our operating results. If we are found to be in violation of applicable laws and regulations, we could be subject to administrative punishment, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Electric bicycles shall meet the safety requirements set out in the Safety Technical Specification for Electric Bicycle (GB17761-2018), or the Electric Bicycle Standard, which was jointly issued by the SAMR and the National Standardization Administration of China on May 15, 2018 and came into effect on April 15, 2019. Besides, a technical resolution on the interpretation and implement of the Electric Bicycle Standard was promulgated jointly by an expert group on TC12 motorcycle and component technology of Certification and Accreditation Administration of the PRC and China National Motorcycle Testing Centre (Tianjin) on March 25, 2019, which set some more specific and stricter requirements for the design of the electric bicycles. Although this resolution has not been adopted by the PRC national government as a national regulation, such interpretations that may be promulgated by the government authorities from time to time may still cause uncertainty regarding the compliance of our business. On December 31, 2024, the SAMR and the National Standardization Administration of China jointly issued the updated Safety Technical Specification for Electric Bicycle (GB17761-2024), which will become effective on September 1, 2025 and replace the Electric Bicycle Standard. See “Item 4. Information on the Company—B. Business Overview—Regulations” for further details.

Electric motorcycles, as one type of the power-driven vehicles, shall meet the safety requirements set out in the Technical Specifications for Safety of Power-Driven Vehicles Operating on Roads (GB7258-2017), which was jointly issued by the General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China, or the AQSIQ, and National Standardization Administration of China on September 29, 2017, and last amended on February 20, 2021. The latest version took effect on January 1, 2022. Furthermore, the Safety Specifications for Electric Motorcycles and Electric Mopeds (GB24155-2020), which issued by the SAMR and the National Standardization Administration of China in May 2020 and became effective on January 1, 2021, also stipulates some specific safety requirements for electric motorcycles.

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

Furthermore, the electric bicycles and motorcycles must pass various tests, undergo a certification process and finally be affixed with China Compulsory Certification prior to being delivered from the factory, being sold or being used in any commercial case, and such certification is also subject to periodic renewal. On March 14, 2019, the Opinions of the State Administration for Market Regulation, the Ministry of Industry and Information Technology and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles was promulgated. The opinions provide that the market supervision department shall strengthen the management of the China Compulsory Certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises and only allow vehicles that meet the Electric Bicycle Standards and obtained the China Compulsory Certification flowing into the market. On October 1, 2024, the State Administration for Market Regulation, the Ministry of Industry and Information Technology, the Ministry of Public Security and the National Fire and Rescue Administration jointly issued the Announcement on Strengthening Electric Bicycle Product Access and Industry Standardized Management, emphasizing, among others, that national mandated standards for electric bicycle shall be strictly complied with and the compulsory certification shall be strictly implemented. On October 15, 2024, China Quality Certification Center issued the Notice on Implementation of the New Version of the Standard for CCC Certification of Electric Bicycles. Starting from November 1, 2024, entities seeking electric bicycle certification must follow this 2024 edition of CCC Certification. Certificates issued under the 2023 edition will remain valid, while the valid certifications issued prior to the 2024 edition must complete the certification changes by October 31, 2024, failure to do which will result in temporarily suspension, or even revocation of the certification if the changes are not completed within a one-year transitional period. We have obtained the China Compulsory Certification for all of our current products for sale, and will try to obtain the China Compulsory Certification for our future products. There is no guarantee, however, all series of our products will always comply with the China Compulsory Certification standard and satisfy the requirements of the China Compulsory Certification, or we will be able to renew our current certification or certify timely our new products in the future. If our products were found to be non-compliant with the China Compulsory Certification standard, we would be prohibited from selling such e-scooters in the Chinese market, which would in turn materially and adversely affect our sales and revenue and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Production of E-Scooter—Regulations on Product Quality.”

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

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2024, we did not identify any material weakness in our internal controls and our financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. A failure to maintain effective internal controls over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Our core values, which include developing high-quality smart e-scooters while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control the business practices of our suppliers or distributors. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers or distributors which could increase our costs and result in delayed delivery of our products or other disruptions of our operations.

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

We were formed in September 2014, and we launched our first product, the NQi Series scooter, in June 2015. Despite experiencing significant growth since our inception, we have been facing uncertainties and pressures since 2022 that have affected our growth and results of operations. While our sales resumed growth in 2024, and we expect this growth trend to continue in 2025 with the launches of our new products, our historical growth rate may not be indicative of our future performance.

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

We note that, in general, scooter sales tend to decline over the winter season and we anticipate that our sales of currently available e-scooters and the upcoming new products may have similar seasonality. However, our operating results could suffer if we do not generate revenues consistent with our expectations for this seasonal demand because certain of our procurement are based on anticipated levels of annual revenues and past years’ pattern of reasonability. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our operating results in any particular period will not necessarily be indicative of the results to be expected for any future period.

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

In January 2016 and September 2018, our shareholders and board of directors approved the 2016 Global Share Incentive Plan and the 2018 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2016 Global Share Incentive Plan, as amended in March 2018, or the Amended and Restated 2016 Plan, is 5,861,480 Class A ordinary shares. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 Class A ordinary shares, subject to certain annual increases. As of December 31, 2024, options to purchase 1,140,400 Class A ordinary shares and nil restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. As of December 31, 2024, options to purchase 2,612,928 Class A ordinary shares and 2,753,342 restricted share units had been granted and were outstanding under the 2018 Share Incentive Plan. In 2022, 2023 and 2024, we recorded RMB58.2 million, RMB47.7 million and RMB24.2 million (US$3.3 million) in share-based compensation expenses, respectively.

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

We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks.

We face challenges and risks associated with expanding our business and operations globally into new geographic markets and developing diversified sales channels and marketing strategies. Our products are exported to a number of geographical markets, such as Europe, the U.S. and Southeast Asia, and we plan to further expand our overseas sales in the future.

Our expansion into new geographical areas and jurisdictions involves new risks and challenges associated with such new markets, such as obtaining permit to conduct commercial operation in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic condition. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure that we will be able to execute on our business strategy or that our product and service offerings will be successful in such markets.

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. Recently, the U.S. has imposed or proposed the imposition of new tariffs on products imported into the U.S. from a number of countries, such as China and Canada and could propose additional tariffs or increases to those already in place. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. Escalating U.S.-China tariff tensions have triggered a chain reaction of economic and political repercussions, potentially worsening bilateral relations. U.S. legislative and policy initiatives may impose stricter measures on China-based companies listed on U.S. exchanges. Heightened tensions could also reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Niu Technologies would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our vehicles, and thus negatively affect our business, prospects, financial condition, and results of operations.

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

In addition, on December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country. However, the Cybersecurity Review Measures and the Regulations on the Network Data Security remain unclear on whether the requirements will be applicable to companies that have been listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations on the Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. Furthermore, on July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which became effective on September 1, 2022. The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. Additionally, on November 18, 2022, the CAC and the SAMR issued the Implementation Rules for Personal Information Protection Certification, which came into immediate effect. These rules provide important guidance on obtaining a personal information certification for the lawful cross-border transfer of personal information under the Personal Information Protection Law. The CAC also published various regulations in 2023 that offer important guidance on relying on standard contracts for transferring personal information out of the PRC, as well as on the applicable filing requirements. Due to changes in the cross-border data transfer regulatory landscape, we have been required to continuously review our existing data protection compliance framework. This review encompasses conducting data mapping exercises, obtaining separate consents from individuals, applying for security assessments with the CAC, and entering into standard contracts with our overseas affiliates for the transfer of personal information outside of the PRC. The CAC has also issued the First Edition and the Second Edition of Guidelines for Application for Security Assessment of Outbound Data Transfer successively on August 31, 2022 and March 22, 2024, respectively, illustrating the specific requirements for declaration of the cross-border data security assessment, such as methods, processes and materials, and optimizes and simplifies the relevant materials that data processors need to submit.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security, which came into effect on January 1, 2025. The Regulations on Network Data Security stipulate certain requirements on the processing, protecting, and utilizing of network data, and further shed light on the protection of personal information, management of cross-border security of network data, and obligations of network platform service providers. Notably, the requirements therein include that, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with relevant PRC regulations, without providing further explanation or interpretation for “affect or may affect national security.” If we were deemed having carried our any network data processing activities that “affect or may affect national security”, we may be subject to the national security review under article 13 of the Regulations on Network Data Security, failing which may subject us to fines, penalties, suspension of relevant business and revocation of relevant business permits, and thus our business operations may be adversely affected.

On February 12, 2025, the CAC published the Personal Information Protection Compliance Audit Management Measures, which will take effect on May 1, 2025. These measures mandate regular compliance audits for personal information handlers, with those handling data of over 10 million individuals required to audit biennially. Audits may be conducted by professional organizations, especially when significant risks or large-scale data breaches occur. Personal information handlers must support the audit process, rectify issues, and report to the competent departments, with additional oversight structures for large internet platforms.

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

Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current PRC laws and regulations. For example, foreign investors in general are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers).

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

Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with the regulatory restrictions on foreign investment in the relevant industries in mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert contractual control over the assets of the VIE and its subsidiaries which contributes to a majority of our revenues in 2024. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the VIE and our company as a group.

In the opinion of our PRC legal counsel, (i) the ownership structures of the VIE in mainland China and our WFOE are not in violation of applicable laws and regulations of mainland China currently in effect; and (ii) the contractual arrangements between our WFOE, the VIE and its shareholders governed by the laws of mainland China are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations of mainland China currently in effect. However, our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, but not limited to:

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

In addition, the Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2024 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on September 6, 2024 and took effective on November 1, 2024. Furthermore, on December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures, including but not limited to its view towards contractual arrangements. As the Measures was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. If future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership.

The VIE contributed a majority of our consolidated total revenues in 2022, 2023 and 2024. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The shareholders of the VIE have pledged all of their equity interests in the VIE to our WFOE pursuant to the equity pledge agreement under the contractual arrangements. An equity pledge agreement becomes effective between the parties upon execution. In November 2024, we completed the registration of the equity pledge under the third amended and restated equity pledge agreement with the local office of the State Administration of Market Regulation in accordance with the PRC Civil Codes.

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

The VIE and its subsidiaries hold assets that are important to our operations, and they contributed a majority of our consolidated total revenues in 2022, 2023 and 2024. Under our contractual arrangements, the shareholders of the VIE may not voluntarily liquidate the VIE or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which would materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Currently, each of Token Yilin Hu, Changlong Sheng and Yi’nan Li holds 89.74%, 5.26% and 5.00% of the equity interest in the VIE, respectively. The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to conduct the business operations of the VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the third amended and restated exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a mainland China entity or individual designated by us, to the extent permitted by the laws of mainland China. The shareholders of the VIE have executed powers of attorney to appoint our company to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Most of our revenues are expected to be derived in mainland China in the near future and most of our operations, including all of our manufacturing, is conducted in mainland China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China.

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

Relatedly, on September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain uncertainties as to the interpretation and implementation of the 2024 Negative List, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

Under the laws and regulations of mainland China, we are permitted to utilize the proceeds of any financing outside of mainland China to fund our mainland China subsidiaries by making loans to or additional capital contributions to our mainland China subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. The amount of capital contributions that we may make to the WFOE is RMB220.0 million, without obtaining approvals from State Administration of Foreign Exchange, or SAFE, or other government authorities. Additionally, the WFOE may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government registration and filing requirements. Pursuant to the regulations of mainland China, we may provide loans to the WFOE up to the larger amount of (i) the balance between the registered total investment amount and registered capital of the WFOE, or (ii) twice the amount of the net assets of the WFOE calculated in accordance with PRC GAAP, and we may provide loans to the VIE up to twice the amount of the net assets of the VIE calculated in accordance with PRC GAAP, each subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to the WFOE or the VIE, such loans must be registered with the local counterpart of SAFE. Medium- or long-term loans extended by our company to the VIE must also be approved by the NDRC. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.” These laws and regulations of mainland China may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside of mainland China to fund the establishment of new entities in mainland China by our mainland China subsidiaries, to invest in or acquire any other mainland China companies through our mainland China subsidiaries, or to establish new variable interest entities in mainland China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our mainland China subsidiaries or future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of February 28, 2025, we had 155,927,944 ordinary shares issued and outstanding, comprising of (i) 139,385,924 Class A ordinary shares, and (ii) 16,542,020 Class B ordinary shares, among which 96,203,982 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

All of the 6,615,000 ordinary shares held by ELLY Holdings Limited, an entity wholly owned by Dr. Yan Li, the chairman of our board of directors and our chief executive officer, and the 9,927,020 ordinary shares held by Niu Holding Inc., an entity 82.7% owned by Mr. Token Yilin Hu, our former director and vice president, and 17.3% owned by Mr. Carl Chuankai Liu, are Class B ordinary shares. Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu collectively beneficially own an aggregate of 16,542,020 Class B ordinary shares, which represented 32.2% of our total voting power as of February 28, 2025. Therefore, Messrs. Yan Li, Token Yilin Hu and Carl Chuankai Liu have significant influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentration in voting power will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its result of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its respective subsidiaries, if any) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2024.

Since the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent declines in the market price of the ADSs and Class A ordinary shares significantly increased our risk of becoming a PFIC. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the dose of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We currently design, manufacture and sell high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services to users. We sold 924,340 units e-scooters in 2024. The number of units sold in China market and international markets were 759,094 and 165,246, respectively. We sell and service our products through our “city partner” system in China, which consisted of 499 city partners with 3,735 franchised stores in 293 cities in China, and 57 distributors in 53 countries overseas as of December 31, 2024, as well as on our own online store and third-party e-commerce platforms.

Our award-winning products represent style, freedom and technology. Our brand “NIU” has inspired many followers and has enabled us to build a loyal user base. We offer the NIU app as an integral part of the user experience and will continue to develop new features within the app to enhance user loyalty. NIU fan clubs are established in 43 cities in China, where fans actively organize NIU scooter-related events. Capitalizing on our premium brand, we have also been able to sell lifestyle accessories, which are well received by customers.

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

Our Products

We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi.

For our product offerings in China, we built our product portfolio around the classic NQi, MQi, UQi and subsequently introduced FQi series, and rolled out diversified products catering to different market needs such as the previously launched high-performance RQi and the high-end SQi electric bicycle, as well as the newly launched XQi electric motorcycle.

NQi Series

Our NQi series smart e-scooters mainly consists of the NX, NXT, NT, and N Play models. The NQi series is built to be high-performance, well balanced, and with a minimalistic aesthetic. Its design language is modem and minimalistic. The NQi series is equipped with advanced powertrain consisting of the removable lithium-ion battery pack with our proprietary BMS, the BOSCH motor or NIU motor, and our proprietary FOC system that controls the electric motors. The NQi series utilizes an industry-leading lithium-ion battery pack that achieves extended range with light weight. The NQi series utilizes high quality cells such as Panasonic lithium-ion cells, which are connected in series to form a robust core battery pack, and ensures the integrity and safety of the entire battery pack through the introduction of positive temperature coefficient, or the PTC technology and PACK technology. The NQi series is equipped with a BMS system that monitors the voltage, current, and temperature of the battery in real time to mediate power consumption and achieve smarter protection.

MQi Series

Our MQi series smart e-scooters mainly consists of the MT, Ms, and MQiL models. The MQi series is a cool and fresh-looking smart e-scooter designed for young urban users. Most of the MQi series models are smaller, lighter and more agile when cruising through urban traffic than that of the NQi series. The MQi series carries the NIU design language that puts a modem twist on the classic e-scooter design. The MQi series is designed to be ergonomic, bolstering natural and comfortable sitting posture and intuitive dashboard and switches layout.

UQi Series

Our UQi series smart e-scooters mainly consists of the U Max, U and UQi+ models. The UQi series is smaller and lighter than the NQi series and MQi series and carries the same NIU design language. The UQi series is designed to be ultra-light and ultra-compact.

FQi Series

The FQi series is a new popular series that quickly becomes a well-known style besides the classic halo light NMU series, mainly with the FX, FXT, F400T, F200 and F100 products. The FQi series draws inspiration from fighter jets and seamlessly incorporates NIU’s essential smart functionalities.

For our product offerings in overseas, we have two main categories: (i) electric motorcycles and mopeds, and (ii) electric micro-mobility products. While the electric motorcycle and moped category includes some key products from the China market, the micro-mobility product category mainly focuses on kick-scooters and e-bikes.

XQi Series

In December 2024, we announced the launch of our lineup of off-road and on-road dirt bikes - the XQi3 Wild and XQi3 Street. The XQi3 offers the ideal blend of stability and comfort for users tackling rugged off-road trails and cruising through city streets. Designed as an electric dirt bike that excels in any environment, it gives you the freedom to enjoy every moment of your ride. The advanced suspension and durable build of the XQi3 ensure a smooth, controlled experience, even on the toughest terrains. Meanwhile, XQi’s ergonomic design minimizes fatigue, allowing users to explore longer and push further with ease.

KQi Series

The KQi series offers a wide range of products in the electric kick-scooter category. It includes the KQi Air, a high-end innovatively designed scooter, the KQi3 and KQi300, the high-performance products, and the KQi2, KQi1 and KQi100, which are entry-level options. This diverse lineup lays a strong foundation to cater to a broad spectrum of users’ need.

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

Performance Upgrades. Our NIU POWER Performance line of high-performance upgrade components include upgraded wheels, shock absorbers, brake calipers, and carbon fiber body panels.

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

NIU Services

Through the NIU app, users can access a variety of services.

●	Online repair request. Users can request repair services with one click, after which the app will intelligently recommend the nearest service station for the services.
●	Smart check. The function checks common failures which may occur in various components. Users can directly seek solutions through the fault tags.
●	Service station locator. Users can access comprehensive information about nearby service stations.
●	NIU Cover. Users can query and activate NIU Cover insurance services within the app.
●	Smart service. Users can check the status of the smart connection services and can renew the service.
●	Theft reporting. Users can report theft of the smart e-scooter and battery within the app.

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

We conduct various marketing and branding activities to establish NIU as a premium brand. We actively participated in global exhibitions and roadshows in various countries, such as the Electrify Expo in New York and EICMA in Milan, where we unveiled an innovative product lineup, including dirt bikes, electric motorcycles and advanced micro-mobility solutions. These initiatives reinforce our technological leadership and boost NIU’s brand visibility. To elevate our global brand recognition, we expanded our retail presence through strategic partnerships with premier retail brands such as Best Buy in the United States and MediaMarkt in Europe. Additionally, we implemented a comprehensive marketing strategy on platforms like Douyin and REDnote through coordinated livestreaming and short video campaigns with over 2,000 stores, achieving simultaneous growth in both brand exposure and GMV.

We also collaborated with a diverse range of brands and trendy groups, including Alipay, Amaps, Pizza Hut, 360 and The North Face, to organize marketing activities aimed at promoting our brand. Targeting younger demographics, we collaborated with JD Gaming, a top League of Legends team, in February 2024 to launch the NXT model, sparking discussions among premium consumers and young esports enthusiasts. Additionally, we collaborated with Razer, the world’s top gaming hardware brand, to host a nationwide university esports championship, which received widespread recognition and praise within the gaming community and on social media. Furthermore, we deepened our collaboration with the popular game “Game for Peace” and launched the special edition FX model. On Earth Day, we launched the global “Green Riding” cycling campaign both online and offline, mobilizing users worldwide to promote environmentally friendly travel and waste recycling, contributing to sustainable development and fulfilling our social responsibility as a leading provider of smart urban mobility solutions.

Capitalizing on our premium NIU brand, we have also launched various lifestyle accessories, such as apparel, which are well received by customers.

NIU Community

We have cultivated a highly dedicated and growing base of NIU fans. Our users are proud owners of NIU smart e-scooters with high engagement. Based on the e-scooter activity data we collected, more than 72% of our users rode their e-scooters on a monthly basis in 2024. We endeavor to build an interactive and dynamic social community to further convey and brand image as a fashionable urban lifestyle. NIU clubs are one of the core components of NIU community, and there were over 100 of NIU clubs as of December 31, 2024. Formed and run by the enthusiastic NIU fans, these NIU clubs organize various events, such as new product test drives, riding for good causes, and scooter parades. We support the NIU clubs with products, designs and announcement channels. To further expand the NIU community and increase brand loyalty, we have facilitated our users to create virtual NIU communities via social media, such as WeChat, to bring together our users from all walks of life. We have a dedicated user interaction team, which closely monitors and actively participates in different interest groups such as photography group, accessories group, social responsibility group, etc. and interacts with users online.

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

We have accumulated massive amount of data from multiple sources. We currently collect 462 types of data points covering 72 dimensions such as humidity, lighting and temperature, from our Cloud ECU and up to 32 sensors installed on each smart e-scooter. As of December 31, 2024, our NIU app had been connected with approximately 3,610,000 smart e-scooters, which had accumulated approximately 27.8 billion kilometers of riding distance of data. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services.

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

After-Sales Services

We offer comprehensive after-sale services including value-added services. Our warranty is complemented by value-added services such as NIU Care and NIU Cover, which can be conveniently ordered through NIU app, service hotline, or at our franchised stores. In addition, we provide various value-added services through our NIU app, including DIY repairs and location of our service centers, and theft reporting. Furthermore, we have been gradually implementing a more intelligent battery maintenance and fault prediction system. By analyzing factors such as user charging habits, driving distance, and environmental temperature, we create personalized user profiles that, when combined with adaptive battery management technologies, enable more efficient and intelligent battery maintenance. Additionally, we are incorporating artificial intelligence to learn from and analyze historical fault data, providing intelligent support for predictive maintenance. We believe all these services together will create a satisfying user experience throughout the e-scooter life cycle. Through these services, we aim to make ownership “worry free” and allow our users to truly enjoy riding and owning our e-scooters.

Warranty Policy

We provide limited warranty to our users for terms that vary from three months to five years, subject to certain conditions, such as normal use. For certain key components of e-scooters, we mainly provide quality warranty varying from twelve months to a lifetime. For lithium-ion battery packs, we mainly provide a 24-month or 20,000-kilometer warranty or a 60-month or 40,000-kilometer warranty, depending on the model.

For other components of the e-scooters, we provide quality warranty varying from three months to three years depending on the parts. We are responsible for replacing or repairing the faulty products during their respective warranty terms. The warranty on certain parts of our e-scooters is covered by our suppliers’ back-to-back warranty and thus we are entitled to have the suppliers replace or repair the faulty parts.

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

Technologies

Behind our lineup of smart, efficient and high-performance smart e-scooters are the suite of advanced technologies we have developed or adopted, such as NIU Energy smart power technology, the Cloud ECU, electric motors, FOC, advanced braking systems, driver assistance and system integration, among others. We also continue to explore and leverage the latest AI technologies and applications in the electric two-wheel section, aiming to offering increasingly intelligent, eco-friendly and efficient mobility solutions for our users. For example, in February 2025, we announced the full deployment of DeepSeek’s AI model—a globally leading, low-compute, high-efficiency platform—on our e-scooters, advancing AI-driven functionalities such as rider assistance, safety enhancements, and voice interaction, demonstrating our commitment to driving innovation in the electric two-wheel industry.

NIU Energy Smart Power Technology

Our NIU Energy smart power technology, currently in its seventh generation, combines reliable and proven cell components, innovative hardware system design and an intelligent BMS. We adapted the technology to create a portable, lightweight, safe and reliable battery pack that is suitable for e-scooters. We analyze the riding data from our smart e-scooters to locate and refine the critical point of discharge within the safe range of the battery, develop our proprietary energy efficiency matrix PACK, dynamically calibrate the intelligent BMS chips, optimize the charging dynamic balance algorithms, and integrate our EBS kinetic energy recovery system, motor, and power control unit.

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

The core of our proprietary BMS is the self-adaptive SoC algorithms that optimizes the balance between performance and battery life, provides accurate range predictions based on the data and analysis of the riding behavior of the users and the discharging characteristics of the battery cells.

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

Braking System

Our smart e-scooters are equipped with hydraulic disc brakes made from special alloys. The brake discs are slotted to extend the life of the system. The hardware of the brakes is complemented by the Electronic Braking System, or the EBS, which provides for intelligent braking and recycling kinetic energy. Certain of our models also employ the combined braking system, or CBS, which intelligently splits braking force between the front and rear discs to shorten the braking distance at higher speeds. Additionally, some of our premium models are fitted with advanced Anti-lock Braking System, or ABS, to offer users enhanced braking performance and safety.

Driver Assistance

We have developed various driver assistance technologies to enhance the rider experience of our smart e-scooters such as automatic headlights, automatic return indicators, cruise control and smart self-diagnosis systems.

We continue to look for ways to enhance user experience. We have developed adaptive responses to road conditions, active safety systems, and applied them to our latest version of Cloud ECU. We are currently working on the development of, among others, active safety systems, self-balancing systems and L2 autonomous driving systems. These advanced systems are developed in tandem with the new product series.

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

User-Centric Philosophy

We adopt a user-centric approach in our product design and development. All of our products are designed based on the quantitative data and qualitative feedback we collect from the smart e-scooters and users. We have developed an instant user feedback loop based on our continuous connection with smart e-scooters and proactive interaction with users, and achieved an agile product development process. We collect and analyze large amounts of product performance data and user behavioral data generated by the smart e-scooters running on the road and collected from our NIU app and website. We also conduct comprehensive surveys and collect feedback and comments from online virtual communities to understand the drawbacks of existing scooters and aim to develop new products and functionalities to satisfy the user demand. Utilizing the insights gained from the data and feedback collected, we have developed various new products and functionalities, such as cruise control and automatic headlight. We also utilize the data and feedback to provide updates to our firmware regularly over-the-air (OTA) to fine-tune the performance of our smart e-scooters and improve overall user experience.

Our research and development team comprise motorcycle enthusiasts with years of motor biking experience. Their enthusiasm, experience and expertise, together with our user-centric product development philosophy, have allowed us to design and deliver high-performance smart e-scooters and made us the pioneer in urban mobility solutions we are today.

Platform-based Engineering System

We have developed a platform-based engineering system, which is based on the same in-scooter control and data connection systems. Accordingly, we can develop different product lines with the same voltage requirement. As a result, our existing production lines can be easily adapted to new products. For example, our MQi and UQi series, which are all based on the 48V platform, adopt the same battery pack solution, BMS, FOC, BOSCH motor and EBS. By doing so, we can shorten our design timeline, accelerate time-to-market and lower manufacturing costs.

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

NIU Innovation Lab

Our NIU Innovation Lab hosts our research and development teams of 161 members, which include, among others, our user experience design team, smart electronic research team, powertrain design team, industrial design team and product planning team.

The Lab focuses on industrial design, structural design, smart electronics research, power electronics research, user data analysis, business intelligence system development and user experience research. The Lab and our research and development team played a crucial role in the creation of the 612 patents we held as of December 31, 2024. We also entered into a definitive Development Collaboration Agreement in March 2019 with one of the world’s leading automobile manufacturers regarding joint development of Micro-mobility solutions, which was carried out by the Lab.

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

We have been able to effectively manage our inventory level. We formulate holistic plans for our production, warehousing and logistics, by tracking a variety of factors, including, among others, historical sales data, sales forecasts and customization requests. With smooth turnover between production and logistics, we are able to maintain an optimal inventory level, to fulfill our orders and avoid over-stock at the same time. Our inventory turnover days were 50, 73 and 71 for 2022, 2023 and 2024, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

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

Fulfilment

Leveraging our excellent production and big data capabilities, we are able to achieve fast turnaround time fulfilling orders placements. We ship our products generally 7 to 15 days following placement of order and receipt of payment from our city partners in China. For overseas distributors, delivery generally takes 30 to 60 days following the receipt of down payment under FOB terms, or 5 days fulfilled from our overseas warehouses. Orders from niu.com or other e-commerce platforms are faster to fulfill, usually within five days.

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

Omnichannel Retail Model

We have established a distinct omnichannel retail model network to sell our products and provide service to our customers. As of December 31, 2024, we sold our products through 3,735 franchised stores in 293 cities in China and 57 distributors in 53 countries overseas, as well as on our own online store and third-party leading e-commerce platforms. We also leverage our omnichannel retail network to deliver peripheral services such as maintenance and repair, and to collect data for business insights.

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

Our city partners and franchised stores are an extension of our brand. Our franchised stores adopt a consistent design and layout, provide consistent shopping experience. We enter into a standard distribution agreement with each of our city partners. Each city partner may only offer such products and services, in the specified region and manner, as provided under its respective distribution agreement. The city partners also have to comply with our internal policies regarding performance review, branding and confidentiality. To ensure orderly allocation of customer resources between the city partners, we maintain a zoning segregation system, under which all the city partners must sell at or above the guidance retail price we set, and may not cross-sell to other regions allocated to other city partners. The city partners purchase the products from us, and are responsible for the logistics, warehousing, and distribution to franchised stores. We do not charge any initial fees or continuing fees to our city partners or franchised stores.

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

Overseas Distribution

We export our products to distributors in over 50 countries overseas, with the United States being our largest export market. We manufacture and customize our products based on the requirements of our international customers and we ensure our exported products are in compliance with the standards of the local markets.

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

In our micro-mobility product category, we have established offline sales channels by engaging with our retail partners, such as Best Buy in the United States and MediaMarkt in Europe. Through these retail partners, we were able to place our products in over 1,000 physical locations in the United States and Europe as of the end of 2024.

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

Viral marketing

Leveraging our excellent product quality, fashionable brand image and strong customer loyalty, we are able to utilize viral marketing strategies to establish NIU as a premium brand. For example, we actively participated in global exhibitions and roadshows, including the AIMExpo in Las Vegas, IFA in Berlin, EICMA in Milan, and the electric exhibitions in various countries, which significantly boosted the visibility of our NIU brand. Additionally, we collaborated with a diverse range of brands and trendy groups, including Alipay, Amaps, Pizza Hut, 360 and The North Face, to organize marketing activities aimed at promoting our brand. In August 2022, our SQi series collaborated with Razer, the world’s top gaming hardware brand, on a joint product event that received widespread recognition and praise in the gaming community and on social media, especially among the younger demographic. This collaboration was further solidified in 2024 through substantial support provided by us for the Valorant Collegiate Challenge Event, showcasing our commitment to engaging with dynamic communities and reinforcing our brand’s innovative spirit. Throughout 2024, we executed a large-scale marketing campaign on platforms like Douyin and REDnote, collaborating with over 2,000 retail partners to synchronize livestreaming and short video promotions. This strategy drove growth in both brand exposure and GMV. Furthermore, we tapped into youth culture by teaming up with JD Gaming, a top League of Legends esports team and Game for Peace. These initiatives enabled deep penetration into youth demographics, strengthening our brand recognition among next-generation audiences.

Event-driven marketing

In addition to our day-to-day marketing operation, we organize event-driven marketing activities, such as new product launches, company key milestone media events and monthly offline marketing events.

New product launches are typically our largest events of the year. Starting in 2015, we have organized product launch events every year, joined by a large group of live audience including our users and partners, with extensive media coverage. In November 2021, we unveiled an electric scooter, the MQi-GT EVO, along with two kick scooters, the KQi2 and KQi3 Max, and an e-bike, BQi, at the 2021 EICMA show. Throughout 2022, we introduced a range of new products, including the SQi, UQi+. In 2023, we launched the MQiL and the new F series, among others, and unveiled a diversified portfolio of new electric scooter, XQi3, RQi, F600 and F650 at the 2023 EICMA show. In 2024, we launched a new generation of models in the NQi series, including electric motorcycles NX and electric bicycles NXT.

We actively participate in exhibitions and roadshows, collaborating with leading lifestyle brands such as the North Face Mountain Festival, Sneaker Con, G-Fusion Game Fest, and Designer Toy Expo. These events provide us with valuable opportunities to showcase our products and enhance our brand presence. We also maintain a strong online presence through strategic communication and marketing campaigns, primarily on short video platforms like REDnote and Douyin.

In 2023, we embarked on impactful cross-brand collaborations, such as our partnership with the globally recognized IP Kumamon and the launch of the NIU x Kumamon scooters. Additionally, we sponsored a premier esports team, JD Gaming.

In 2024, we established a close collaboration with the popular game “Peacekeeper Elite” by becoming an industry partner of the 2024 Peacekeeper Elite Professional League and launching co-branded electric scooters FX and MT featuring special designs like soldier flame camouflage patterns and customized voice commands from the game.

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

Our active participation in global exhibitions and roadshows, including the AIMExpo in Las Vegas, IFA in Berlin, EICMA in Milan, and the Electric Expo in various countries, has significantly elevated the NIU brand’s visibility.

We have engaged leading consumer technology public relations firms to assist us in building trust, awareness and thought leadership in the e-mobility space.

Competition

We operate in the battery-powered electric two-wheeled vehicles market, which is a segment of the electric two-wheeled vehicles market. The segment is growing rapidly, and we believe we maintain competitive advantages in a number of areas, including brand, product design and quality, smart features, omnichannel retail model, customer satisfaction, and a loyal customer base.

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

Our intellectual property rights are critical to our business. As of December 31, 2024, we owned 612 patents, 978 registered trademarks and 31 copyrights relating to various aspects of our operations and two registered domain names, including www.niu.com. Of the 978 registered trademarks, 155 are registered in mainland China and 823 in other countries and regions. As of the same date, we had 211 applications for patents and trademarks pending in mainland China, Europe and other jurisdictions.

Regulations

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in mainland China and our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Production of Electric Bicycles

On July 9, 2005, the State Council of the PRC promulgated the Regulation of the PRC on the Administration of Production License for Industrial Products, or the Production License Regulations, which was last amended on July 20, 2023 to take effective on the same date. On April 21, 2014, the General Administration of Quality Supervision, Inspection and Quarantine, or the AQSIQ, issued the Measures for the Implementation of the Regulations of the PRC Administration of Production Licenses for Industrial Products, or the Measures, which was revised by the SAMR on September 29, 2022. The latest version took effect on November 1, 2022. According to the Production License Regulations and the Measures, any enterprise that has not obtained a production license for a product listed in the Announcement of the Product Catalog Implementing the Production Licensing System, or the Production Catalog, which was issued by the General Administration of Quality Supervision, Inspection and Quarantine (abolished), or the AQSIQ on November 20, 2012, must not produce the relevant product. An enterprise must file an application to the provincial administration of quality and technology supervision for the license of producing the products listed in the Production Catalog. Otherwise, the authorities can impose fines and other administrative sanctions, and serious violations may result in criminal liabilities. According to the Production Catalog, most of our products are classified as electric bicycles, which are industrial products that fall within the scope of Production License Regulations and Measures. Thus, we have obtained the appropriate production license thereof. On June 24, 2017, the State Council issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was canceled and was changed to implement mandatory product certification management. According to Announcement on the Issuance of Administrative Arrangements for the Transformation of Electric Bicycle Products from Licensing to Compulsory Product Certification by the SAMR and the National Standardization Management Committee on July 2, 2018, the transition period from production license management of electric bicycle to China Compulsory Certification management was from August 1, 2018 to April 14, 2019. The Safety and Technical Specification for Electric Bicycle (GB 17761-2018), or the Electric Bicycle Standard, promulgated by the SAMR and the National Standardization Management Committee on May 15, 2018 and effective on April 15, 2019, is the main national standards governing electric bicycles. The Electric Bicycle Standard replaced the General Technical Requirements for Electric Bicycles (GB 17761-1999), or the Old Standard, which were issued by the Quality and Technology Supervision Bureau on May 28, 1999 and became effective from October 1, 1999, and will be replaced by the updated Safety Technical Specification for Electric Bicycle (GB17761-2024), which will become effective on September 1, 2025. On October 1, 2024, the State Administration for Market Regulation, the Ministry of Industry and Information Technology, the Ministry of Public Security and the National Fire and Rescue Administration jointly issued the Announcement on Strengthening Electric Bicycle Product Access and Industry Standardized Management, emphasizing, among others, that national mandated standards for electric bicycle shall be strictly complied with and the compulsory certification shall be strictly implemented. On October 15, 2024, China Quality Certification Center issued the Notice on Implementation of the New Version of the Standard for CCC Certification of Electric Bicycles. Starting from November 1, 2024, entities seeking electric bicycle certification must follow this 2024 edition of CCC Certification. Certificates issued under the 2023 edition will remain valid, while the valid certifications issued prior to the 2024 edition must complete the certification changes by October 31, 2024, failure to do which will result in temporarily suspension, or even revocation of the certification if the changes are not completed within a one-year transitional period. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.” Furthermore, on April 21, 2023, the MIIT issued certain recommended industrial standards on the production and design standards of electric bicycles and spare parts, including the Technical Specifications for Handlebar of Bicycles (QB/T 1715-2023), the Specifications and Dimensions of Lithium-ion Battery for Electric Bicycles (QB/T 4428-2023), the General Technical Specifications for Electric Bicycles (QB/T 5869-2023), and the General Technical Specifications for Electric Bicycles’ Electronic Control Units (QB/T 5870-2023), all of which came into effect on November 1, 2023, for enterprises’ reference.

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

Regulations on Production Safety,

Pursuant to the Production Safety Law of the PRC, or the Production Safety Law, which took effect on November 1, 2002 and was amended on August 31, 2014 and June 10, 2021, the entities that are engaged in production and business operation activities must implement national industrial standards which guarantee the production safety and comply with production safety requirements provided by the laws, administrative regulations and national or industrial standards. An entity must take effective measures for safety production, maintain safety facilities, examine the safety production procedures, educate and train employees and take any other measures to ensure the safety of its employees and the public. An entity or its relevant persons-in-charge which has failed to perform such safety production liabilities will be required to make amends within a time limit or face administrative penalties. If it fails to amend within the prescribed time limit, the production and business operation entity may be ordered to suspend business for rectification, and serious violations may result in criminal liabilities. Our production behaviors are compliant with the Production Safety Law so far.

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

Under the Application Scope of the First Batch of Products Implementing Mandatory Product Certification Catalogue effective on July 1, 2002, motorcycles and bicycles with gasoline and other engines were within the product catalogue that must apply the compulsory product certification. The Administrative Regulations for Compulsory Product Certification was promulgated on July 3, 2009, amended on September 29, 2022, and took effect on November 1, 2022, pursuant to which that several specified products must not be delivered, sold, imported or used in other business activities until they complete the compulsory product certification and be labeled with certification mark. However, on June 24, 2017, the State Council issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was canceled and was changed to implement mandatory product certification management. According to Announcement on the Issuance of Administrative Arrangements for the Transformation of Electric Bicycle Products from Licensing to Compulsory Product Certification by the SAMR and the National Standardization Management Committee on July 2, 2018, the transition period from production license management of electric bicycle to China Compulsory Certification management was from August 1, 2018 to April 14, 2019. On March 14, 2019, the Opinions of the SAMR, the MIIT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provides that the market supervision department shall strengthen the management of China Compulsory Certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and shall only allow vehicles that meet the Electric Bicycle Standard and obtained China Compulsory Certification flowing into the market. We have obtained China Compulsory Certification for all of our current for-sale products, and will try to obtain China Compulsory Certification for our future products. See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Business and Industry—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

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

Regulations Relating to Foreign Investment

Pursuant to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2024 Edition), or the 2024 Negative List, jointly issued by the NDRC and the Ministry of Commerce on September 6, 2024 and enforced on November 1, 2024, the foreign investment related to design, manufacture and sale of electricity bicycles does not fall within the category of industries in which foreign investment is restricted or prohibited. The 2024 Negative List enumerates the restricted industries and the prohibited industries in relation to foreign investment, and the industries which do not fall within the 2024 Negative List, shall be administered under the principle of equal treatment to domestic and foreign investment. On March 15, 2019, the Foreign Investment Law of PRC was issued by the National People’s Congress and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment. On December 26, 2019, the State Council published the Implementation Rules of the Foreign Investment Law, which took effect on January 1, 2020. Furthermore, on December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. On July 25, 2023, the State Council issued the Opinions on Further Optimizing the Foreign Investment Environment and Increasing Efforts to Attract Foreign Investment, which provides certain policy supports aimed at vigorously attracting and utilizing foreign investment.

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

Regulations Relating to Foreign Debt

On January 8, 2003, the NDRC, Ministry of Finance and SAFE promulgated the Interim Provisions on the Management of Foreign Debts, which was amended on July 26, 2022 and became effective on September 1, 2022, pursuant to which the summation of the accumulated medium-term and long-term debts borrowed by foreign-invested entities and the balance of short-term debts shall not exceed the surplus between the total investment in projects approved by the verifying departments and the registered capital, or the Surplus Limit. Within the range of the Surplus Limit foreign-invested entities may borrow foreign loans at their own will. If the loans exceed the Surplus Limit, the total investment in projects shall be reexamined by the original examination and approval departments. In addition, on January 11, 2017, People’s Bank of China promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets out an upper limit for mainland China entities, including foreign-invested entities and domestic-invested entities, regarding their foreign debts, or the Financing Limit. Pursuant to PBOC Circular 9, the Financing Limit for entities shall be calculated based on the following formula: the Financing Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. As to net assets, entities shall take the net assets value stated in their respective latest audited financial statement in calculation; the cross-border financing leverage ratio for enterprises is two (2); the macro-prudent regulation parameter is one (1). PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts. PBOC Circular 9 stipulates a one-year transitional period, or Transitional Period, from its promulgation date for foreign-invested entities, during which they could choose the calculation method of foreign debt upper limit based on either (i) the Surplus Limit, or (ii) the Financing Limit. After the Transition Period, the method applicable to foreign-invested entities shall be determined by the People’s Bank of China and SAFE separately. On March 11, 2020, the People’s Bank of China and SAFE issued the Notice of Adjusting the Macro-prudent Regulation Parameter for Full-covered Cross-border Financing, which adjusted the macro-prudent regulation parameter as set forth in the Circular 9 from 1 to 1.25. However, although the Transitional Period ended on January 10, 2018, as of December 31, 2024, the People’s Bank of China or SAFE has not issued any new regulations regarding the application calculation method of foreign debt upper limit for foreign-invested entities. As to domestic-invested entities, they are only subject to the Financing Limit from the date of promulgation of PBOC Circular 9 regardless of the Transitional Period. On January 5, 2023, the NDRC issued the Administrative Measures for the Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which took effect on February 10, 2023, setting out regulatory standards and procedures for enterprises when issuing foreign debts that over one year.

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

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security, which came into effect on January 1, 2025. The Regulations on Network Data Security stipulate certain requirements on the processing, protecting, and utilizing of network data, and further shed light on the protection of personal information, management of cross-border security of network data, and obligations of network platform service providers. Notably, the requirements therein include that, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with relevant PRC regulations, without providing further explanation or interpretation for “affect or may affect national security.”

On February 12, 2025, the CAC published the Personal Information Protection Compliance Audit Management Measures, which will take effect on May 1, 2025. These measures mandate regular compliance audits for personal information handlers, with those handling data of over 10 million individuals required to audit biennially. Audits may be conducted by professional organizations, especially when significant risks or large-scale data breaches occur. Personal information handlers must support the audit process, rectify issues, and report to the competent departments, with additional oversight structures for large internet platforms.

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

Regulations on Copyright

Pursuant to the Copyright Law of the PRC revised by the Standing Committee of the National People’s Congress on November 11, 2020 and came into effect on June 1, 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitutes an infringement of copyright. The infringer shall, among others, according to the circumstances of the case, undertake to cease the infringement, take remedial action, offer an apology and pay damages. We have registered our copyright on 31 sets of software codes regarding our BMS and other control or management systems.

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

Regulations on Trademark

Pursuant to the Trademark Law of the PRC promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, and the Regulation on the Implementation of the Trademark Law of the PRC (revised in 2014) promulgated by the State Council on August 3, 2002 and amended on April 29, 2014, the right to the exclusive use of a registered trademark is limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark is ten years, counted from the day that the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, remedial action, or pay damages. We have implemented various measures, including legal actions, to protect and defend our trademarks and intellectual property rights and address third-party trademark infringement cases as they are discovered from time to time. See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Business and Industry—We may need to defend ourselves against patent, trademark or other intellectual property rights infringement claims, which may be time-consuming and would cause us to incur substantial costs.”

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

Regulations on Value-Added Tax

Pursuant to the Provisional Regulation of the PRC on Value-Added Tax issued by the State Council, effective on January 1, 1994, which was amended on November 10, 2008, February 6, 2016 and on November 19, 2017, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in mainland China are required to pay a valued-added tax, or VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-Added Tax Rates was promulgated, which provides that effective from the date of May 1, 2018, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. On March 20, 2019, the Announcement on Relevant Policies for Deepening Value-Added Tax Reform was jointly promulgated the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which further provides that effective from April 1, 2019, the VAT rate of gross proceeds from sales and importation of goods and provision of services shall be adjusted from 16% to 13%, with the VAT rate of certain categories of goods shall be adjusted from 10% to 9%. In addition, under the Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. On September 3, 2023 the Ministry of Finance and the State Administration of Taxation promulgated the Circular of Additional Value-Added Tax Credit Policy for Advanced Manufacturing Enterprises, which provides that an advanced manufacturing enterprise may credit the amount of input tax creditable in the current period, plus 5% of that amount, against the amount of tax payable. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China, which will become effective on January 1, 2026 and the Provisional Regulations will be abolished.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIE and its principal subsidiaries, as of the date of this annual report:

(1)	Token Yilin Hu, Changlong Sheng and Yi’nan Li each holds 89.74%, 5.26% and 5.00% of the equity interest in Beijing Niudian, respectively. All of the shareholders of Beijing Niudian are beneficial owners of the shares of our company.

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

Third Amended and Restated Equity Pledge Agreement. Pursuant to the third amended and restated equity pledge agreement, dated November 14, 2024, among our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian, the shareholders of Beijing Niudian have pledged the 100% equity interests in Beijing Niudian to our WFOE to guarantee performance by the shareholders of their obligations under the third amended and restated exclusive option agreement and powers of attorney, as well as the performance by Beijing Niudian of its obligations under the amended and restated exclusive business cooperation agreement and the third amended and restated exclusive option agreement. In the event of a breach by Beijing Niudian or any of its shareholders of contractual obligations under the third amended and restated equity pledge agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Niudian and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing Niudian also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Beijing Niudian undertakes that, without the prior written consent of our WFOE, it will not assist or allow any encumbrance to be created on the pledged equity interests. In November 2024, we completed the registration of the equity pledge under the third amended and restated equity pledge agreement with the local office of the State Administration of Market Regulation in accordance with the PRC Civil Code.

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

Agreements that allow us to receive economic benefits from the VIE

Amended and Restated Exclusive Business Cooperation Agreements. Pursuant to the amended and restated exclusive business cooperation agreement, dated July 20, 2018, between our WFOE and Beijing Niudian, our WFOE has the exclusive right to provide Beijing Niudian with operational supports as well as consulting and technical services required by Beijing Niudian’s business. Without our WFOE’s prior written consent, Beijing Niudian may not accept any services subject to this agreement from any third party. Beijing Niudian agrees to pay our WFOE a monthly service fee at an amount that is equal to 100% of its net profits or an amount adjusted by our WFOE in its sole discretion for the relevant month, which should be paid within seven business days upon receipt of invoice from our WFOE. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the amended and restated exclusive business cooperation agreement to the extent permitted by applicable laws of mainland China. To guarantee Beijing Niudian’s performance of its obligations thereunder, the shareholders of Beijing Niudian shall pledge all of their equity interests in Beijing Niudian to our WFOE pursuant to the third amended and restated equity pledge agreement. The amended and restated exclusive business cooperation agreement will remain effective for a term equal to Beijing Niudian’s operating period, unless otherwise terminated by our WFOE in writing or in accordance with applicable laws of mainland China.

In June 2018, our WFOE and Jiangsu Xiaoniu entered into the amended and restated exclusive business cooperation agreement, which contains terms substantially similar to the amended and restated exclusive business cooperation agreement between our WFOE and Beijing Niudian described above.

Agreements that provide us with the option to purchase the equity interests in and assets of the VIE

Third Amended and Restated Exclusive Option Agreements. Pursuant to the third amended and restated exclusive option agreement, dated November 14, 2024, among our company, our WFOE, Beijing Niudian and each of the shareholders of Beijing Niudian has irrevocably granted our company an exclusive option to purchase all or part of his or her equity interests in Beijing Niudian. Our company or our designated person may exercise such options at the price of RMB100 or the lowest price permitted under applicable laws of mainland China. The shareholders of Beijing Niudian undertake that, without our company’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Beijing Niudian, (ii) transfer or otherwise dispose of their equity interests in Beijing Niudian, (iii) change Beijing Niudian’s registered capital, (iv) amend Beijing Niudian’s articles of association, (v) dispose of Beijing Niudian’s material assets or enter into any material contract with a value of over RMB100,000 (except in the ordinary course of business), or (vi) merge Beijing Niudian with any other entity. In addition, Beijing Niudian undertakes that, without our company’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The third amended and restated exclusive option agreement will remain effective until all equity interests in and all the assets of Beijing Niudian have been transferred to our company or our designated person.

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

However, our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements in connection with the VIE structure do not comply with the laws of mainland China, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government funds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with the regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protections available to you and us.”

D.	Property, Plants and Equipment

Our headquarters is located in Beijing, China, where we lease and occupy our office space to support corporate management functions. We also lease offices in Shanghai, home of our Niu Innovation Lab, which is dedicated to technological innovation. Our manufacturing facility and after-sales service facilities are located in Changzhou, China, where we own and lease facilities.

The following tables set forth the major location, approximate size and primary use of facilities that we own or we lease, as of the date of this annual report:

Our Own Facility
	Approximate Size
	(Building) in
Location	Square Meters	Primary Use
Changzhou	111,500	Manufacturing and Maintenance Facility

	Approximate Size
	(Building) in
Location	Square Meters	Primary Use	Lease Expiration Date
Beijing	1,400	Office	July 31, 2028
Shanghai	760	Office	October 31, 2025/July 25, 2026
Changzhou	2,700	After-sales Facility	December 31, 2027

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

Overview

We currently design, manufacture and sell high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. We have adopted an omnichannel retail model, integrating offline and online channels, to sell our products and provide services. We sold 924,340 units in 2024, including 759,094 units sold in the China market and 165,246 units sold in international markets. We sell and service our products through our “city partner” system in China, which consisted of 499 city partners with 3,735 franchised stores in 293 cities in China, and 57 distributors in 53 countries overseas as of December 31, 2024, as well as on our own online store and third-party e-commerce platforms. We also offer the NIU app as an integral part of the user experience.

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

In 2024, we experienced challenges stemming from intensified domestic and international competition, as well as a shift towards more value-conscious consumer behavior. These factors collectively influenced demand for our products and had significant implications on our operational outcomes.

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

Our ability to increase e-scooter sales volume

Our results of operations depend significantly on our ability to increase sales volume of our e-scooters. Revenues generated from e-scooters represented 90.1%, 88.9% and 90.0% of our net revenues in 2022, 2023 and 2024, respectively. We sold 831,593, 709,802 and 924,340 units of e-scooters in 2022, 2023 and 2024, respectively. We experienced external challenges from the lingering effects of lithium battery price hikes in 2022, the consumption downgrade and intense competition in our addressable markets, posing significant headwinds. Despite these pressures, we have been committed to the strategy of focusing on premium and mass-premium products in 2023. This strategy, alongside the launch of several new products, enabled us to return to a growth trajectory in 2024. Although we still face uncertainties and pressures, we expect that our domestic sales will further expand in 2025, driven by the introduction of innovative new products. The following table shows the number of e-scooters we sold in the years presented:

	For the Year ended December 31,
	2022		2023		2024
	Units	%	Units	%	Units	%
NQi Series(1)	55,161	6.6	40,099	5.6	302,706	32.7
MQi Series	41,906	5.0	98,726	13.9	60,117	6.5
UQi Series	208,360	25.1	80,248	11.3	119,856	13.0
FQi Series	79,747	9.6	209,554	29.5	180,855	19.6
KQi Series	102,466	12.3	100,508	14.2	161,522	17.5
GQi Series	233,737	28.1	134,671	19.0	69,425	7.5
Others(2)	110,216	13.3	45,996	6.5	29,859	3.2
Total	831,593	100.0	709,802	100.0	924,340	100.0

Notes:

(1) Number of e-scooters sold including SQi, RQi and XQi series.

(2) Others include BQi, CQi, OQi series, Niu Aero Sports Bicycles and power-assist e-bike.

Our ability to increase e-scooters sales volume depends on our ability to innovate in design and technology and offer e-scooter products that meet our users’ demand. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. We will continue to expand our product offerings by growing the classic series and introducing new models, aiming to cover the full spectrum of the urban mobility solutions. Moreover, our ability to increase the sales volume also depends on our ability to continually enhance our brand to attract users and purchases, as well as our ability to successfully execute our omnichannel retail model and expand our sales network both domestically and globally.

Our ability to develop and sell more accessories and spare parts and services

Our results of operations are affected by our ability to develop and sell more accessories and spare parts, which generally have higher gross margins. Revenues generated from selling accessories and spare parts represented 7.6%, 7.5% and 7.4% of our net revenues in 2022, 2023 and 2024, respectively. Our results of operations are also affected by our ability to sell more services. We generate revenue from the NIU app by providing subscription-based mobile app services. Users will need to subscribe for the mobile app service by paying a fee after an initial period of one year. Revenues generated from providing services represented 2.3%, 3.6% and 2.6% of our revenues in 2022, 2023 and 2024, respectively. We will continue to further enhance the connectivity and other smart functionalities of our e-scooters and the NIU app, and improve the user experience. This not only provides us with additional revenue streams but also improves our gross margin.

Our ability to manage our supply chain and manufacturing

Material and manufacturing costs of our e-scooters have historically accounted for a majority of our cost of revenues. Our future profitability is significantly dependent on our ability to control those costs as a percentage of our revenues, which in turn depends on our ability to effectively manage our supply chain and manufacturing process. Raw materials and components used in the production of our e-scooters are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. We generally engage multiple suppliers for the key components to minimize the dependency on any single supplier. We will continue to collaborate with our suppliers to manage the cost, capacity and quality of the raw materials and components. As our business grows in scale, we have obtained more bargaining power and hence more favorable terms from suppliers, including pricing terms. Our gross margin remained stable at 21.1% and 21.5% in 2022 and 2023, respectively, but decreased to 15.2% in 2024 due to general economic conditions and intense market competition. Our ability to control cost of products sold also depends on our successful adoption of automatic and intelligent manufacturing equipment and procedures, and effective utilization of our platform-based engineering system, through which designs of new models may be easily adaptable to our existing production lines.

Our ability to enhance our operational efficiency

Our ability to achieve profitability is dependent on our ability to improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. Excluding share-based compensation expense, selling and marketing expenses have historically represented the largest portion of our total operating expenses. Advertising and promotion expenses, consisting primarily of online and offline advertisements, are event-driven, and tend to be higher when we launch new products. Our selling and marketing expenses as a percentage of our revenues were 13.9%, 18.7% and 14.9% in 2022, 2023 and 2024, respectively. The decrease of our selling and marketing expenses as a percentage of our revenues in 2024 was mainly due to the optimization of our operation, especially in the international markets.

Our ability to lower our selling and marketing expenses as a percentage of revenues depends on our ability to manage our branding and promotion efforts, and improve selling and marketing efficiency. We have adopted an omnichannel retail model, integrating offline and online channels, to sell our products and provide services. Our offline channels consisted of 499 city partners with 3,735 franchised stores in 293 cities in China and 57 distributors in 53 countries overseas as of December 31, 2024. These distributors promote our brand and market our products and services at their own cost. We aim to invest more in local branding and marketing, strengthen connections with our customers, and enhance our adaptability to local market changes. Through our distributor networks, we will continue to expand and leverage our sales network to enhance our brand and improve sales efficiency. In addition, as our business grows, we expect to achieve greater operating leverage, increase the productivity of our personnel, and obtain more favorable terms from our suppliers.

Our ability to expand to international markets

As of December 31, 2024, we sold our smart e-scooters through 57 distributors in 53 countries overseas. In 2022, 2023 and 2024, 18.5%, 15.2% and 13.5% of our revenues were derived from sales in international markets, respectively. We believe that our well-recognized NIU brand, together with our innovative design and continual expansion of product offerings, position us favorably to capture the enormous growth potential in the global market, and we will enter into selected international markets that offer identified growth opportunities and favorable government policies. In Europe, the U.S. and Southeast Asia, we will continue to expand our distribution network, launch new products suitable for local markets, partner with global leading companies to co-brand premium smart e-scooter models, and are exploring additional business opportunities to drive the growth beyond retail. We will pursue differentiated strategies for different overseas markets. We believe that our expansion into selected international markets will not only drive our revenue growth but also enhance our brand awareness.

Key Components of Results of Operations

Revenues

We generate revenues from sales of e-scooters, sales of accessories and spare parts, and provision of mobile app and other services. The following table sets forth the break-down of our revenues, in amounts and as percentages of revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentage data)
Revenues:
E-scooter sales	2,853,895	90.1	2,358,659	88.9	2,960,508	405,588	90.0
Accessories and spare parts sales	242,297	7.6	197,634	7.5	241,680	33,110	7.4
Service revenues	72,405	2.3	95,465	3.6	86,108	11,797	2.6
Total	3,168,597	100.0	2,651,758	100.0	3,288,296	450,495	100.0

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

Accessories and spare parts sales. We sell proprietary accessories and spare parts to be installed on or used with our e-scooters, such as rear storage boxes and front baskets. We also offer NIU-branded accessories and general merchandise, such as decorative car plates, rear box, helmet and apparel.

Service revenues.  Our service revenues primarily relate to our services associated with NIU app, NIU Cover and R&D services to strategic partner.

●	NIU app. We generate revenues from the NIU app by providing subscription-based mobile app services. The subscription fee for the initial one year is included in the retail price of our smart e-scooters, and after the initial period, users will need to pay a fee to renew the subscription.
●	NIU Cover. We facilitate the sale of insurance policies for our e-scooters to individual customers, which are provided by third-party insurance companies.
●	R&D services. We collaborate with a strategic partner for a joint R&D project and we generate revenues from the R&D services we provided.

Cost of revenues

Cost of products sold represents a majority of our cost of revenues, and the other components of cost of revenues include logistics costs, tariff costs, write-downs of inventories and warranty costs.

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

Gross margin

Our gross margin is mainly affected by the retail price, product mix change, sales volume rebate and the cost of revenue per e-scooter. The following table shows our gross profit and gross margin for each of the years presented:

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands, except for percentage data)
	RMB	RMB	RMB	US$
Gross profit	669,681	570,747	498,763	68,330
Gross margin	21.1%	21.5%	15.2%	15.2%

Operating expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the break-down of our total operating expenses, in amounts and as percentages of total operating expenses for each of the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except for percentage data)
Operating expenses:
Selling and marketing expenses	440,409	56.8	495,735	55.6	489,578	67,072	65.3
Research and development expenses	176,478	22.8	150,986	16.9	130,111	17,825	17.3
General and administrative expenses	158,461	20.4	244,518	27.5	130,618	17,895	17.4
Total	775,348	100.0	891,239	100.0	750,307	102,792	100.0

Selling and marketing expenses.  Our selling and marketing expenses primarily consist of advertising and promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities.

The advertising and promotion expenses, consisting primarily of online and offline advertisements. We plan to continue to expand our new e-scooter product portfolio, sales network and retail channels, and engage in more selling and marketing activities to enhance our brand awareness and attract more purchases from new and existing customers in different geographic markets.

Research and development expenses. Our research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new products and technologies, and design and development expenses, primarily including validation and testing fees. We plan to continue our innovation in design and technology and further expand our product portfolio.

General and administrative expenses. Our general and administrative expenses mainly consist of payroll and related costs for employees engaging in general corporate functions, professional fees, allowance for doubtful accounts, foreign currency exchange gains (losses) and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

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

Hong Kong

The first HK$2 million of profits earned by our subsidiary incorporated in Hong Kong, Niu Technologies Group Limited, is taxed at 8.25%, representing a half the current tax rate, while the remaining profits continue to be taxed at the current tax rate of 16.5%. Niu Technologies Group Limited is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Niu Technologies Group Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2022, 2023 or 2024.

Mainland China

Our mainland China subsidiaries, the VIE, and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law and are generally subject to a statutory income tax rate of 25%. Under the PRC Enterprise Income Tax Law, preferential tax treatments will be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as High and New Technology Enterprises (HNTE). Jiangsu Xiaoniu and Beijing Niudian are qualified as HNTEs and enjoy a preferential income tax rate of 15% for the fiscal years from 2024 to 2027 and 2022 to 2025, respectively. An entity could re-apply for the HNTE certificate when the prior certificate expires. The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except for percentage data)
Revenues	3,168,597	100.0	2,651,758	100.0	3,288,296	450,495	100.0
Cost of revenues(1)	(2,498,916)	(78.9)	(2,081,011)	(78.5)	(2,789,533)	(382,165)	(84.8)
Gross profit	669,681	21.1	570,747	21.5	498,763	68,330	15.2
Operating expenses
Selling and marketing expenses	(440,409)	(13.9)	(495,735)	(18.7)	(489,578)	(67,072)	(14.9)
Research and development expenses	(176,478)	(5.6)	(150,986)	(5.7)	(130,111)	(17,825)	(4.0)
General and administrative expenses	(158,461)	(5.0)	(244,518)	(9.2)	(130,618)	(17,895)	(3.9)
Total operating expenses(1)	(775,348)	(24.5)	(891,239)	(33.6)	(750,307)	(102,792)	(22.8)
Government grants	16,385	0.5	2,969	0.1	912	126	0.0
Operating loss	(89,282)	(2.8)	(317,523)	(12.0)	(250,632)	(34,336)	(7.6)
Interest expenses	(5,716)	(0.2)	(1,424)	(0.1)	(5,624)	(770)	(0.2)
Interest income	12,860	0.4	35,492	1.3	37,090	5,081	1.1
Investment income	10,918	0.3	1,426	0.1	2,359	323	0.1
Loss before income taxes	(71,220)	(2.2)	(282,029)	(10.6)	(216,807)	(29,702)	(6.6)
Income tax benefit	21,757	0.7	10,193	0.4	23,606	3,234	0.7
Net loss	(49,463)	(1.6)	(271,836)	(10.3)	(193,201)	(26,468)	(5.9)
(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	1,225	1,238	751	103
Selling and marketing expenses	15,433	9,992	7,110	974
Research and development expenses	22,362	21,654	7,325	1,004
General and administrative expenses	19,199	14,775	9,047	1,239
Total	58,219	47,659	24,233	3,320

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 24.0% from RMB2,651.8 million in 2023 to RMB3,288.3 million (US$450.5 million) in 2024, which was primarily due to an increase in e-scooter sales volume.

The revenues from e-scooter sales increased by 25.5% from RMB2,358.7 million in 2023 to RMB2,960.5 million (US$405.6 million) in 2024, which was mainly due to an increase in the sales volume of e-scooters by 30.2% from 709,802 in 2023 to 924,340 in 2024. The increase in the sales volume of e-scooters was driven by the expansion of our sales network in China from 2,856 franchised stores as of December 31, 2023 to 3,735 franchised stores as of December 31, 2024, and the successful launch of new models throughout 2024.

The revenues per e-scooter decreased from RMB3,735.9 in 2023 to RMB3,557.5 (US$487.4) in 2024, mainly due to the increased sales volume of kick-scooters in international markets, which generally have a lower sales price.

The revenues from accessory and spare parts sales increased from RMB197.6 million in 2023 to RMB241.7 million (US$33.1 million) in 2024, mainly attributable to increase in the sales volume of e-scooters in domestic market, which usually correlates with purchases of accessories and spare parts. The service revenues decreased from RMB95.5 million in 2023 to RMB86.1 million (US$11.8 million) in 2024, mainly due to the decrease in sales volume of e-motorcycles and e-mopeds in international markets, which primarily impacted our service revenues associated with NIU app.

Cost of revenues

Our cost of revenues increased by 34.0% from RMB2,081.0 million in 2023 to RMB2,789.5 million (US$382.2 million) in 2024. The increase was primarily attributable to an increase in cost of products from RMB1,992.5 million in 2023 to RMB2,639.4 million (US$361.6 million) in 2024, which was generally in line with the increase in e-scooter sales volume.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, increased from RMB2,931.8 in 2023 to RMB3,017.9 (US$413.4) in 2024, which was primarily due to a higher proportion of premium series sales in domestic market with higher cost per e-scooter.

Gross profit

We generated a gross profit of RMB498.8 million (US$68.3 million) in 2024, as compared to a gross profit of RMB570.7 million in 2023. Our gross margin decreased from 21.5% in 2023 to 15.2% in 2024, which was mainly due to higher proportion of kick-scooters sales with lower sales prices and margin in international markets, changes in product mix of e-scooters, and increased sales incentives to franchisees.

Selling and marketing expenses

Our selling and marketing expenses decreased by 1.2% from RMB495.7 million in 2023 to RMB489.6 million (US$67.1 million) in 2024. This reduction was primarily due to a decrease of RMB29.4 million in depreciation and amortization, RMB23.5 million in rental expenses, which were partially offset by an increase of RMB20.2 million in staff cost, RMB12.2 million in after-sales services, and RMB5.2 million in advertising and promotion expenses.

The decrease in depreciation and amortization was mainly due to a slowdown in store openings during 2022 and 2023. The reduction in rental expenses was primarily attributed to the optimization of our international operations. The increase in staff cost was primarily due to increased number of our sales staff. The increase in after-sales service expenses was mainly resulted from the increased sales volume of e-scooters. Our selling and marketing expenses as a percentage of our revenues decreased from 18.7% in 2023 to 14.9% in 2024.

Research and development expenses

Our research and development expenses decreased by 13.8% from RMB151.0 million in 2023 to RMB130.1 million (US$17.8 million) in 2024. The decrease was mainly driven by a decline of RMB14.3 million in share-based compensation expenses, and a decrease of RMB5.6 million in design and testing expenses. The decrease in share-based compensation expenses was primarily attributable to the reduction in research and development personnel in 2023, leading to lower amortization expenses in 2024. The decrease of design and testing expenses primarily resulting from our cost-effective measures. Our research and development expenses as a percentage of our revenues slightly decreased from 5.7% in 2023 to 4.0% in 2024.

General and administrative expenses

Our general and administrative expenses decreased by 46.6% from RMB244.5 million in 2023 to RMB130.6 million (US$17.9 million) in 2024. The decrease was primarily due to a decrease of RMB131.8 million in allowance for doubtful accounts, partially offset by an increase of RMB12.5 million due to foreign exchange gain or loss, and an increase of RMB13.2 million in staff cost. The increase in staff cost was mainly due to an increase in the number of employees with general corporate functions. Our general and administrative expenses as a percentage of our revenues decreased from 9.2% in 2023 to 3.9% in 2024. Excluding allowance for doubtful accounts, our general and administrative expenses as a percentage of our revenues was 3.7% in 2024, as compared to 4.0% in 2023.

Government grants

Our government grants decreased from RMB3.0 million in 2023 to RMB0.9 million (US$0.1 million) in 2024. The government grants mainly consisted of subsidies from local government or industrial parks where our offices are located and there was no significant commitment, contingencies or provision for recapture conditions for the government grants received.

Net loss

As a result of the foregoing, we were in a net loss of RMB193.2 million (US$26.5 million) in 2024, compared to a net loss of RMB271.8 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 16.3% from RMB3,168.6 million in 2022 to RMB2,651.8 million in 2023, which was primarily due to a decrease in e-scooter sales volume.

The revenues from e-scooter sales decreased by 17.4% from RMB2,853.9 million in 2022 to RMB2,358.7 million in 2023, which was mainly due to a decrease in the sales volume of e-scooters by 14.6% from 831,593 in 2022 to 709,802 in 2023. The decrease in the sales volume of e-scooters was mainly due to the relatively slow pace of macro-economic recovery post COVID-19 and increased market competition in China and international markets.

The revenues per e-scooter decreased from RMB3,810.3 in 2022 to RMB3,735.9 in 2023, mainly due to the decreased sales volume of e-motorcycles and e-mopeds in international markets , which generally have a higher average selling price. The respective impact from the change in sales volume of e-scooters and revenues per e-scooter on our revenues in 2023, as compared to 2022, was RMB464.0 million (calculated by assuming the revenues per e-scooter in 2023 was the same as that in 2022) and RMB61.8 million (calculated by assuming the sales volume of e-scooters in 2023 was the same as that in 2022).

The revenues from accessory and spare parts sales decreased from RMB242.3 million in 2022 to RMB197.6 million in 2023, mainly due to the reduction in battery pack sales from overseas shared mobility operators, and the decrease in the sales volume of e-motorcycles and e-mopeds in international markets, which usually correlates with purchases of accessories and spare parts. The service revenues increased from RMB72.4 million in 2022 to RMB95.5 million in 2023, mainly attributable to the growth of our user base.

Cost of revenues

Our cost of revenues decreased by 16.7% from RMB2,498.9 million in 2022 to RMB2,081.0 million in 2023. The decrease was primarily attributable to a decrease in cost of products from RMB2,376.8 million in 2022 to RMB1,992.5 million in 2023, which was generally in line with the decrease in e-scooter sales volume.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, decreased from RMB3,005.0 in 2022 to RMB2,931.8 in 2023, which was primarily due to lower freight cost for overseas sales.

Gross profit

We generated a gross profit of RMB570.7 million in 2023, as compared to a gross profit of RMB669.7 million in 2022. Our gross margin increased from 21.1% in 2022 to 21.5% in 2023, which was mainly due to lower raw material cost and change in product mix as a result of the launch of various new products.

Selling and marketing expenses

Our selling and marketing expenses increased by 12.6% from RMB440.4 million in 2022 to RMB495.7 million in 2023. The increase was primarily due to an increase of RMB64.7 million in rental expenses, and an increase of RMB18.2 million in after-sales services, partially offset by a decrease of RMB14.0 million in advertising and promotion expenses, a decrease of RMB11.0 million in staff cost, and a decrease of RMB5.4 million in share-based compensation. The increase in rental and after-sales expenses was primarily driven by overseas business expansion. The decrease in advertising and promotion expenses was primarily due to reduced marketing and promotional activities conducted in China in 2023. The decrease in staff cost was primarily due to a decreased in the number of our sales staff. Our sales and marketing expenses as a percentage of our revenues increased from 13.9% in 2022 to 18.7% in 2023.

Research and development expenses

Our research and development expenses decreased by 14.4% from RMB176.5 million in 2022 to RMB151.0 million in 2023. The decrease was mainly attributable to a decrease of RMB16.8 million in staff cost and share-based compensation, and a decrease of RMB5.1 million in system development expenses. The decrease in staff cost was mainly due to a reduction in the number of research and development personnel. The decrease of system development expenses primarily resulting from our cost-effective measures. Our research and development expenses as a percentage of our revenues slightly increased from 5.6% in 2022 to 5.7% in 2023.

General and administrative expenses

Our general and administrative expenses increased by 54.3% from RMB158.5 million in 2022 to RMB244.5 million in 2023. The increase was primarily due to an increase of RMB114.4 million in allowance for doubtful accounts, partially offset by a decrease of RMB19.3 million in professional fees and office and miscellaneous expenses, and a decrease of RMB15.3 million in staff cost and share-based compensation. The decrease in staff cost was mainly the result of a reduction in the number of employees with general corporate functions. The decrease in office and miscellaneous expenses was mainly due to enjoying the preferential VAT policy for the Advanced Manufacturing Enterprises. Our general and administrative expenses as a percentage of our revenues increased from 5.0% in 2022 to 9.2% in 2023. Excluding allowance for doubtful accounts, our general and administrative expenses as a percentage of our revenues was 4.0% in 2023, as compared to 4.2% in 2022.

Government grants

Our government grants decreased from RMB16.4 million in 2022 to RMB3.0 million in 2023. The government grants mainly consisted of subsidies from local government or industrial parks where our offices are located and there were no significant commitment, contingencies or provision for recapture conditions for the government grants received.

Net loss

As a result of the foregoing, we were in a net loss of RMB271.8 million in 2023, compared to a net loss of RMB49.5 million in 2022.

B.Liquidity and Capital Resources

Cash flows and working capital

We had net cash provided by operating activities of RMB93.7 million and RMB52.3 million (US$7.2 million) in 2023 and 2024, respectively, and net cash used in operating activities of RMB121.9 million in 2022.

Our primary sources of liquidity have been cash provided by operating activities and financing activities. As of December 31, 2024, we had RMB846.4 million (US$116.0 million) in cash, cash equivalents and restricted cash, of which approximately 27.2% were held in Renminbi and the remainder was mainly held in U.S. dollars.

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

We have the following short-term bank borrowings:

●	In April 2022, we entered into a twelve-month revolving loan facility agreement with a commercial bank in mainland China, and we are entitled to extend the maturity date to May 2025. Pursuant to this agreement, we are entitled to borrow a short-term bank borrowing and notes payable up to RMB300,000,000. As of December 31, 2024, this facility was utilized for issuing bank acceptance notes, with an outstanding balance of RMB144,348,768.
●	In March 2023, we entered into a twelve-month secured loan facility agreement with a commercial bank in mainland China, pursuant to which we are entitled to borrow secured bank loans of up to RMB160,000,000. In June and August 2023, we drew down RMB41,380,805 and RMB58,619,195, respectively, under this facility agreement bearing interest of 3.2% per annum, and repaid RMB100,000,000 in June 2024. In March and June 2024, we entered into two additional twelve-month secured loan facility agreements with the same commercial bank, pursuant to which we were entitled to borrow secured bank loans of up to RMB100,000,000 each. We drew down RMB100,000,000 in March 2024 and RMB100,000,000 in June 2024 under the respective facility agreement, bearing an annual interest rate of 3.0%, and repaid RMB100,000,000 in March 2025. As of December 31, 2024, the total outstanding borrowings under these loan facility agreements were RMB200,000,000 and we provided cash collateral in the form of a US dollar deposit equivalent to RMB215,652,000 held with the bank.
●	In January and July 2024, we entered into two six-month revolving loan facility agreements with a commercial bank in mainland China, pursuant to which we were entitled to borrow notes payable of up to RMB50,000,000 each. These facilities were utilized for issuing bank acceptance notes. As of December 31, 2024, the total outstanding notes payable under these facility agreements were RMB50,000,000.
●	In October and November 2024, we entered into two twelve-month revolving loan facility agreements with a commercial bank in mainland China, respectively. Pursuant to these agreements, we were entitled to borrow a short-term bank borrowing and notes payable up to RMB50,000,000 each. As of December 31, 2024, the facility was utilized for issuing bank acceptance notes, with an outstanding balance of RMB100,000,000.
●	In February 2025, we entered into a twelve-month revolving loan facility agreement with a commercial bank in mainland China, pursuant to which we are entitled to borrow a short-term bank borrowing and notes payable up to RMB50,000,000. As of the date of this annual report, this facility has not been utilized.

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

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(121,856)	93,735	52,287	7,163
Net cash provided by (used in) investing activities	397,892	216,310	(292,429)	(40,063)
Net cash (used in) provided by financing activities	(17,797)	(59,346)	100,267	13,737
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	30,043	8,914	6,052	830
Net increase (decrease) in cash, cash equivalents and restricted cash	288,282	259,613	(133,823)	(18,333)
Cash, cash equivalents and restricted cash at the beginning of the year	432,345	720,627	980,240	134,292
Cash, cash equivalents and restricted cash at the end of the year	720,627	980,240	846,417	115,959

Operating activities

Net cash provided by operating activities in 2024 was RMB52.3 million (US$7.2 million), as compared to net loss of RMB193.2 million (US$26.5 million). The difference between net cash provided by operating activities and net loss was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of depreciation and amortization expenses of RMB122.1 million (US$16.7 million), write-downs of inventories of RMB30.0 million (US$4.1 million), and share-based compensation expenses of RMB24.2 million (US$3.3 million). Changes in working capital accounts that affected operating cash flow consisted primarily of (i) an increase of RMB423.0 million (US$58.0 million) in accounts payable and notes payable, partially offset by (ii) an increase of RMB288.2 million (US$39.5 million) in inventories, (iii) an increase of RMB58.8 million (US$8.1 million) in prepayments and other current assets and (iv) an increase of RMB44.9 million (US$6.1 million) in accounts receivable and notes receivable. The increase in accounts payable and notes payable was primarily due to enhanced efficiency of cash management.

Net cash provided by operating activities in 2023 was RMB93.7 million, as compared to net loss of RMB271.8 million. The difference between net cash provided by operating activities and net loss was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of depreciation and amortization expenses of RMB148.1 million, allowance for doubtful accounts of RMB139.4 million  and share-based compensation expenses of RMB47.7 million. Changes in working capital accounts that affected operating cash flow consisted primarily of (i) a decrease of RMB65.4 million  in accounts receivable and (ii) a decrease of RMB33.3 million  in accounts payable and notes payable. The decrease in accounts receivable was primarily due to enhanced efficiency of cash management.

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

Investing activities

Net cash used in investing activities in 2024 was RMB292.4 million (US$40.1 million), consisting primarily of cash paid for purchases of term deposits, short-term investments, and property, plant and equipment, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

Net cash provided by investing activities in 2023 was RMB216.3 million, consisting primarily of cash received from sale of short-term investments and withdrawal from term deposits, partially offset by cash paid for purchases of term deposits, short-term investments, and property, plant and equipment.

Net cash provided by investing activities in 2022 was RMB397.9 million, consisting primarily of cash received from sale of short-term investments and withdrawal from term deposits, partially offset by cash paid for purchases of term deposits, short-term investments, and property, plant and equipment.

Financing activities

Net cash provided by financing activities in 2024 was RMB100.3 million (US$13.7 million), consisting primarily of proceeds from short-term bank borrowings, partially offset by repayments for short-term bank borrowings.

Net cash used in financing activities in 2023 was RMB59.3 million, consisting primarily of repayments for short-term bank borrowings, partially offset by the proceeds from short-term bank borrowings and exercise of employee stock option.

Net cash used in financing activities in 2022 was RMB17.8 million, consisting primarily of repayments for short-term bank borrowings, partially offset by the proceeds from short-term bank borrowings and exercise of employee stock option.

Material cash requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase obligations.

We made capital expenditures of RMB135.3 million, RMB78.9 million and RMB119.7 million (US$16.4 million) in 2022, 2023 and 2024, respectively. Our capital expenditures for 2022, 2023 and 2024 represented cash paid for purchase of property, plant and equipment. We will continue to make such capital expenditures to support the expected growth of our business.

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

We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires our management to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material.

For the year ended December 31, 2024, we had not identified critical accounting estimates that involve a significant level of estimation uncertainty and would have a material impact on our results.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” to our consolidated financial statements included elsewhere in this annual report.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Li	46	Chairman of the Board of Directors and Chief Executive Officer
Fion Wenjuan Zhou	41	Director and Chief Financial Officer
Changqing Ye	54	Independent Director
Mei-Wei Cheng	75	Independent Director
Julian Juul Wolhardt	51	Independent Director
John Jinshu Zhang	65	Independent Director

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

In 2024, we paid an aggregate of approximately RMB3.91 million (US$0.54 million) in cash to our executive officers, and approximately RMB1.09 million (US$0.15 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plans

In January 2016, our shareholders and board of directors approved the 2016 Global Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2018, we amended the 2016 Global Share Incentive Plan, or the Amended and Restated 2016 Plan, so that the maximum aggregate number of ordinary shares that may be issued under the Amended and Restated 2016 Plan is 5,861,480 ordinary shares. As of December 31, 2024, options to purchase 1,140,400 ordinary shares and nil restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company, which became effective immediately prior to the completion of our initial public offering. Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is initially 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of our issued and outstanding ordinary shares on the last day of each of the immediately preceding fiscal year during the term of the 2018 Plan commencing with the fiscal year ended December 31, 2019, if determined and approved by the board of directors for the relevant fiscal year. Our board of directors has approved annual increases of 2,305,212, 2,313,923 and 2,326,755 ordinary shares for the years ended December 31, 2022, 2023 and 2024, representing 1.5% of total issued and outstanding shares as of December 31, 2021, 2022 and 2023, respectively, pursuant to the 2018 Plan. As of December 31, 2024, options to purchase 2,612,928 ordinary shares and 2,753,342 restricted share units had been granted and were outstanding under the 2018 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan and the 2018 Plan:

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

The following table summarizes, as of December 31, 2024, the options granted and outstanding under the Amended and Restated 2016 Plan and the 2018 Plan to our directors and executive officers and our other employees, excluding options that were forfeited or canceled after the relevant grant dates.

	Ordinary Shares	Exercise
	Underlying	Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Yan Li	*	3.425	August 1, 2019	July 31, 2029
Other employees	2,823,328	0.2 and 3.425	February 1, 2016~ August 1, 2019	January 31, 2026~ July 31, 2029

*Less than 1% of our total ordinary shares outstanding as of December 31, 2024.

The following table summarizes, as of December 31, 2024, the restricted share units granted and outstanding under the Amended and Restated 2016 Plan and the 2018 Plan to our directors and executive officers and our other employees, excluding restricted share units that were forfeited or canceled after the relevant grant dates.

Ordinary Shares
Underlying
	Restricted Share		Date of
Name	Units	Date of Grant	Expiration
Fion Wenjuan Zhou	*	March 15, 2022	March 14, 2032
Changqing Ye	*	October 19, 2024	October 18, 2034
Mei-Wei Cheng	*	October 19, 2024	October 18, 2034
Julian Juul Wolhardt	*	October 19, 2024	October 18, 2034
John Jinshu Zhang	*	October 19, 2024	October 18, 2034
Other employees	2,253,342	February 1, 2019 ~ December 5, 2024	January 31, 2029 ~ December 4, 2034
*	Less than 1% of our total ordinary shares outstanding as of December 31, 2024.
C.	Board Practices

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

Board Diversity Matrix (As of February 28, 2025)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.Employees

As of December 31, 2024, we had 642 full-time employees. We had a total of 641 employees as of December 31, 2022 and 550 employees as of December 31, 2023, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

		% of Total
Function	Number	Employees
Sales and marketing	294	45.8
Research and Development	161	25.1
Supply chain management and general administration	187	29.1
Total number of employees	642	100.0

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 155,927,944 ordinary shares, consisting of 139,385,924 Class A ordinary shares and 16,542,020 Class B ordinary shares, as of February 28, 2025.

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

Ordinary Shares Beneficially Owned
			% of	% of
	Class A	Class B	total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power***
Directors and Executive Officers**:
Yan Li(1)	830,000	6,615,000	4.8	13.3
Fion Wenjuan Zhou	*	—	*	*
Changqing Ye	—	—	—	—
Mei-Wei Cheng	*	—	*	*
Julian Juul Wolhardt	*	—	*	*
John Jinshu Zhang	*	—	*	*
All Directors and Executive Officers as a Group	1,077,000	6,615,000	4.9	13.4
Principal Shareholders:
Glory Achievement Fund Limited(2)	49,321,935	—	31.6	24.0
Niu Holding Inc.(3)	—	9,927,020	6.4	19.3
*	Less than 1% of our total ordinary shares outstanding as of February 28, 2025.
**

The business address of Yan Li, and Fion Wenjuan Zhou is Building C, Rongxin Technology Center, No. 34 Chuangyuan Road, Chaoyang District, Beijing 100020, People’s Republic of China. The business address of Mr. Changqing Ye is Flat B, 36/F, Harbour Green, 8 Sham Mong Road, Tai Kok Tsui, Kowloon, Hong Kong. The business address of Mr. Mei-Wei Cheng is 1202 Building 10, Green Court, 777 Biyun Road, Pudong, Shanghai, 201206, People’s Republic of China. The business address of Mr. Julian Juul Wolhardt is 21F, York House, The Landmark, 15 Queen’s Road Central, Hong Kong. The business address of Mr. John Jinshu Zhang is 749 Via del Monte, Palos Verdes Estates, California 90274, the United States of America.

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

(1).

Represents (i) 210,000 Class A ordinary shares held in the form of ADSs held by Dr. Yan Li in the brokerage account of the administrator of our employee stock option program, (ii) 620,000 Class A ordinary shares issuable to Dr. Yan Li upon exercise of share options within 60 days of February 28, 2025, and (iii) 6,615,000 Class B ordinary shares held by ELLY Holdings Limited, a BVI business company. ELLY Holdings Limited is wholly owned by Dr. Yan Li. The registered address of ELLY Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

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

To our knowledge, as of February 28, 2025, a total of 101,545,280 Class A ordinary shares were held by three record holders in the United States, representing approximately 65.1% of our total outstanding shares on an as-converted basis. One of these record holders is Citibank, N.A., the depositary of our ADS program. None of our outstanding Class B ordinary shares were held by record holders in the United States as of February 28, 2025. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may only materially and adversely vary the rights attached to any class with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets”(generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

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

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2024. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC for any taxable year is a fact-intensive determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. In particular, recent declines in the market price of the ADSs and Class A ordinary shares significantly increased our risk of becoming a PFIC. If our market capitalization continues to decline, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-mainland China income tax treaty. In such event, if mainland China tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as mainland China source income. Pursuant to the Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the United States-mainland China income tax treaty or does not elect to apply the treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under its particular circumstances, their eligibility for benefits under the treaty and the potential impact of the Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE entity is also a PFIC (each, a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

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
●
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares
Up to US$0.05 per ADS issued
● Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason)	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held
● ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

An ADS holder will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;
●	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2024, we received approximately US$0.6 million as reimbursement from the depositary.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Item 15. Controls and Procedures

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

C.	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Niu Technologies:

Opinion on Internal Control Over Financial Reporting

We have audited Niu Technologies and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 18, 2025 expressed an unqualified opinion on those consolidated financial statements.

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

April 18, 2025

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

	2023		2024
Audit fees(1)	US$	1,279,300	US$	1,259,832
Tax fees(2)		Nil	US$	34,498
(1)	“Audit fees” in 2024 represent the aggregate fees billed or payable for professional services rendered by our principal auditors for the audit of the 2024 consolidated financial statements and internal control over financial reporting as of December 31, 2024 and assistance with and review of documents filed with the SEC.
(2)	“Tax fees” mean the aggregate fees billed for services rendered by independent registered public accounting firm for tax compliance services and tax advisory services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Nasdaq Rule 5620(a) requires that each company listing common stock or voting preferred stock, and their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. We followed home country practice and did not hold an annual meeting of shareholders in 2024. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and consultants, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

2.5

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

4.7

Manufacturing Cooperation Agreement Between Jiangsu Xiaoniu Diandong Technology Co., Ltd. and Changzhou Shanqi Motorcycle Co., Ltd. dated December 1, 2018 (incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

4.8

Development Collaboration Agreement Between the Registrant and Volkswagen Aktiengesellschaft dated March 15, 2019 (incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

4.9*	English translation of the Powers of Attorney among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian

4.10*	English translation of the Third Amended and Restated Equity Pledge Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated November 14, 2024

4.11*	English translation of the Third Amended and Restated Exclusive Option Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated November 14, 2024

8.1*	List of Principal Subsidiaries, the Variable Interest Entity and the Subsidiaries of the Variable Interest Entity

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of DaHui Lawyers

97	Clawback Policy (incorporated by reference to Exhibit 97 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 24, 2024)

101.INS*	Inline XBRL Instance Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Niu Technologies

	By:	/s/ Yan Li
		Name:	Yan Li
		Title:	Chairman of the Board of Directors
and Chief Executive Officer
Date: April 18, 2025

NIU TECHNOLOGIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Niu Technologies:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Niu Technologies and subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 18, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Timing of revenue recognition for electric scooter sales to offline distributors

As discussed in Notes 2(p) and 16 to the consolidated financial statements, the Company recorded RMB2,960,507,972 of revenues related to electric scooter sales for the year ended December 31, 2024, a portion of which related to electric scooter sales to its domestic offline distributors in mainland China and overseas offline distributors. The transfer of control of the products is satisfied at a point in time. When the Company sells its products to its domestic offline distributors in mainland China, the transfer of control of the products is evidenced by goods receipt notes signed by the domestic offline distributors or their designated carriers, which is generally at the Company’s warehouse. When the Company sells its products to overseas offline distributors, the transfer of control of the products is evidenced by shipping documents dependent upon the terms of the underlying contract.

We identified the evaluation of timing of revenue recognition for electric scooter sales to domestic and overseas offline distributors as a critical audit matter. Significant audit effort was required in evaluation the timing of revenue recognition for electric scooter sales to domestic and overseas offline distributors.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the evaluation of timing of revenue recognition for electric scooter sales to domestic and overseas offline distributors. We evaluated the design and tested the operating effectiveness of certain internal controls related to timing of revenue recognition for electric scooter sales to domestic and overseas offline distributors. This included controls over the Company’s review of goods receipt notes and underlying contracts related to electric scooter sales to domestic offline distributors, shipping documents and underlying contracts related to electric scooter sales to overseas offline distributors, and the timing of recording revenues. For a sample of electric scooter sales to domestic offline distributors, we evaluated the timing of revenue recognized by inspecting (1) the underlying contracts, (2) purchase orders, and (3) goods receipt notes signed by the domestic offline distributors or their designated carriers. For a sample of electric scooter sales to overseas offline distributors, we evaluated the timing of revenue recognized by inspecting (1) the underlying contracts, (2) purchase orders, and (3) shipping documents for the overseas offline distributors. In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China

April 18, 2025

NIU TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2023	2024
				US$
		RMB	RMB	(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	2(f)	872,573,460	630,021,303	86,312,565
Term deposits	2(g)	97,555,565	274,351,895	37,586,056
Restricted cash	2(h)	107,666,733	216,395,796	29,646,103
Accounts receivable, net	3	94,956,170	131,921,419	18,073,160
Inventories	4	392,790,141	649,177,719	88,936,983
Prepayments and other current assets	5	195,072,129	267,938,339	36,707,402
Total current assets		1,760,614,198	2,169,806,471	297,262,269

Non-current assets
Property, plant and equipment, net	6	323,112,366	320,013,632	43,841,688
Intangible assets, net		1,306,401	1,043,801	143,000
Operating lease right-of-use assets	17	76,821,285	71,223,350	9,757,559
Deferred income tax assets	14(b)	20,747,021	31,752,254	4,350,041
Other non-current assets	7	6,730,378	19,318,659	2,646,645
Total non-current assets		428,717,451	443,351,696	60,738,933

Total assets		2,189,331,649	2,613,158,167	358,001,202

LIABILITIES
Current liabilities
Short-term bank borrowings	8	100,000,000	200,000,000	27,399,888
Notes payable (including notes payable of VIE without recourse to the Company were RMB167,282,688 and RMB294,348,768 as of December 31, 2023 and 2024, respectively)	9	167,282,688	294,348,768	40,325,616
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB575,235,413 and RMB856,557,922 as of December 31, 2023 and 2024, respectively)		575,724,288	869,015,140	119,054,586
Income taxes payable (including income taxes payable of VIE without recourse to the Company of RMB1,195,114 and RMB909,115 as of December 31, 2023 and 2024, respectively)		1,357,913	1,071,914	146,852
Advances from customers (including advances from customers of VIE without recourse to the Company of RMB16,399,926 and RMB32,623,364 as of December 31, 2023 and 2024, respectively)	2(q)	19,304,488	35,892,860	4,917,302
Deferred revenue—current (including deferred revenue-current of VIE without recourse to the Company of RMB41,755,097 and RMB50,247,103 as of December 31, 2023 and 2024, respectively)	2(q)	41,755,097	50,247,103	6,883,825
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB151,286,008 and RMB192,470,955 as of December 31, 2023 and 2024, respectively)	10	165,511,396	201,356,008	27,585,659
Total current liabilities		1,070,935,870	1,651,931,793	226,313,728

The accompanying notes are an integral part of these consolidated financial statements.

		As of December 31,
	Note	2023	2024
Non-current liabilities
Deferred revenue—non-current (including deferred revenue non-current of VIE without recourse to the Company of RMB13,168,111 and RMB16,886,859 as of December 31, 2023 and 2024, respectively)	2(q)	13,168,111	16,886,859	2,313,490
Deferred income tax liabilities (including deferred income tax liabilities of VIE without recourse to the Company of RMB2,362,494 and RMB3,269,464 as of December 31, 2023 and 2024, respectively)	14(b)	2,362,494	3,269,464	447,915
Operating lease liabilities—non-current (including operating lease liabilities of VIE without recourse to the Company were RMB280,421 and RMB89,990 as of December 31, 2023 and 2024, respectively)	17	280,421	89,990	12,329
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of RMB8,968,519 and RMB9,697,841 as of December 31, 2023 and 2024, respectively)	11	8,968,519	9,697,841	1,328,599
Total non-current liabilities		24,779,545	29,944,154	4,102,333

Total liabilities		1,095,715,415	1,681,875,947	230,416,061
Commitments and contingencies	18
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (US$0.0001 par value, 4,900,000,000 shares authorized as of December 31, 2023 and 2024; 138,575,010 and 139,303,366 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	12	90,031	90,549	12,405
Class B Ordinary Shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2023 and 2024; 16,542,020 shares issued and outstanding as of December 31, 2023 and 2024)	12	10,316	10,316	1,413
Additional paid-in capital		1,964,138,365	1,988,638,160	272,442,311
Accumulated other comprehensive loss		(9,495,674)	(3,129,362)	(428,721)
Accumulated deficit		(861,126,804)	(1,054,327,443)	(144,442,267)
Total shareholders’ equity		1,093,616,234	931,282,220	127,585,141

Total liabilities and shareholders’ equity		2,189,331,649	2,613,158,167	358,001,202

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Year Ended December 31,
	Note	2022	2023	2024
					US$
		RMB	RMB	RMB	(Note 2(d))
Revenues	16	3,168,597,334	2,651,757,646	3,288,296,344	450,494,752
Cost of revenues		(2,498,916,443)	(2,081,010,633)	(2,789,533,350)	(382,164,502)
Gross profit		669,680,891	570,747,013	498,762,994	68,330,250

Operating expenses:
Selling and marketing expenses		(440,408,982)	(495,734,694)	(489,577,690)	(67,071,869)
Research and development expenses		(176,478,130)	(150,985,739)	(130,111,359)	(17,825,183)
General and administrative expenses (including allowance for doubtful accounts of RMB25,044,327, RMB139,445,017 and RMB7,632,517 for the years ended December 31, 2022, 2023 and 2024, respectively)		(158,460,764)	(244,518,817)	(130,617,629)	(17,894,542)
Total operating expenses		(775,347,876)	(891,239,250)	(750,306,678)	(102,791,594)
Government grants		16,385,038	2,968,735	911,556	124,883
Operating loss		(89,281,947)	(317,523,502)	(250,632,128)	(34,336,461)

Interest expenses		(5,715,878)	(1,423,924)	(5,623,544)	(770,422)
Interest income		12,860,216	35,492,190	37,089,488	5,081,239
Investment income		10,917,736	1,426,370	2,358,995	323,181
Loss before income taxes		(71,219,873)	(282,028,866)	(216,807,189)	(29,702,463)
Income tax benefit	14(a)	21,756,944	10,192,884	23,606,550	3,234,084
Net loss		(49,462,929)	(271,835,982)	(193,200,639)	(26,468,379)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes		37,342,724	7,386,368	6,366,312	872,181
Unrealized gain on available-for-sale securities, net income taxes of RMB1,184,686, RMB3,080 and nil for the year 2022, 2023 and 2024, respectively		6,460,896	17,454	—	—
Less: reclassification adjustment for gain on available-for-sale securities realized in net loss, net of RMB1,698,460, RMB64,025 and nil income taxes for the year 2022, 2023 and 2024, respectively		(9,219,276)	(362,810)	—	—
Comprehensive loss		(14,878,585)	(264,794,970)	(186,834,327)	(25,596,198)

Net loss per ordinary share
—Basic	15	(0.32)	(1.73)	(1.22)	(0.17)
—Diluted	15	(0.32)	(1.73)	(1.22)	(0.17)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	15	155,176,922	156,816,105	158,460,242	158,460,242
—Diluted	15	155,176,922	156,816,105	158,460,242	158,460,242

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated
			Additional	other		Total
			paid-in	comprehensive	Accumulated	shareholders’
	Ordinary shares		capital	loss	deficit	equity
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	153,680,830	99,354	1,855,403,759	(51,121,030)	(539,827,893)	1,264,554,190
Net loss	—	—	—	—	(49,462,929)	(49,462,929)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	37,342,724	—	37,342,724
Unrealized holding gains on available-for-sale security, net of RMB1,184,686 income taxes	—	—	—	6,460,896	—	6,460,896
Reclassification adjustment for gains on available-for-sale securities realized in net loss, net of RMB1,698,460 income taxes	—	—	—	(9,219,276)	—	(9,219,276)
Share-based compensation (Note 13)	—	—	58,219,186	—	—	58,219,186
Exercise of share-based awards	580,732	390	2,202,696	—	—	2,203,086

Balance as of December 31, 2022	154,261,562	99,744	1,915,825,641	(16,536,686)	(589,290,822)	1,310,097,877
Net loss	—	—	—	—	(271,835,982)	(271,835,982)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	7,386,368	—	7,386,368
Unrealized holding gains on available-for-sale securities, net of RMB3,080 income taxes	—	—	—	17,454	—	17,454
Reclassification adjustment for gains on available-for-sale securities realized in net loss, net of RMB64,025 income taxes	—	—	—	(362,810)	—	(362,810)
Share-based compensation (Note 13)	—	—	47,659,304	—	—	47,659,304
Exercise of share-based awards	855,468	603	653,420	—	—	654,023

Balance as of December 31, 2023	155,117,030	100,347	1,964,138,365	(9,495,674)	(861,126,804)	1,093,616,234
Net loss	—	—	—	—	(193,200,639)	(193,200,639)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	6,366,312	—	6,366,312
Share-based compensation (Note 13)	—	—	24,232,978	—	—	24,232,978
Exercise of share-based awards	728,356	518	266,817	—	—	267,335

Balance as of December 31, 2024	155,845,386	100,865	1,988,638,160	(3,129,362)	(1,054,327,443)	931,282,220
Balance as of December 31, 2024 — US$ (Note 2(d))		13,818	272,442,311	(428,721)	(144,442,267)	127,585,141

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2022	2023	2024
				US$
	RMB	RMB	RMB	(Note 2(d))
Operating activities:
Net loss	(49,462,929)	(271,835,982)	(193,200,639)	(26,468,379)
Adjustments to reconcile net loss to net cash provided by operating activities:
Allowance for doubtful accounts (Note 3)	25,044,327	139,445,017	7,632,517	1,045,651
Share-based compensation (Note 13)	58,219,186	47,659,304	24,232,978	3,319,904
Depreciation and amortization	142,711,409	148,064,759	122,145,353	16,733,845
Reduction in the carrying amount of right-of-use assets	8,525,547	8,303,344	6,742,635	923,737
Investment income	(10,917,736)	(1,426,370)	(2,358,995)	(323,181)
Unrealized foreign exchange gain	(7,508,084)	(4,557,547)	(1,965,545)	(269,279)
Deferred income tax benefit	(6,079,533)	(10,952,309)	(23,286,678)	(3,190,262)
Loss on disposal of property, plant and equipment	478,457	22,077	470,395	64,444
Write-downs of inventories (Note 4)	8,991,793	21,681,652	30,028,243	4,113,852
Changes in operating assets and liabilities:
Accounts receivable	(56,145,868)	65,371,286	(44,889,491)	(6,149,835)
Inventories	(156,107,463)	2,627,537	(288,201,161)	(39,483,397)
Prepayments and other current assets	(125,888,562)	(5,062,337)	(58,796,807)	(8,055,130)
Other non-current assets	(1,834,238)	6,269,554	(6,136,484)	(840,695)
Accounts payable and notes payable	93,747,996	(33,303,059)	423,029,917	57,954,861
Advances from customers	7,545,887	(5,657,752)	16,557,569	2,268,378
Deferred revenue	5,517,801	5,953,975	12,210,754	1,672,866
Other non-current liabilities	(9,365,449)	(1,280,068)	729,322	99,917
Income tax receivable	(13,349,602)	13,340,152	—	—
Income taxes payable	(15,703,460)	(540,152)	(285,999)	(39,182)
Accrued expenses and other current liabilities	(13,056,147)	(21,922,192)	32,804,911	4,494,256
Operating lease liabilities	(7,219,675)	(8,465,797)	(5,176,177)	(709,133)
Net cash (used in) provided by operating activities	(121,856,343)	93,735,092	52,286,618	7,163,238

Investing activities:
Cash paid for purchase of property, plant and equipment	(135,349,387)	(78,934,562)	(119,749,137)	(16,405,565)
Purchase of term deposits	(635,470,550)	(379,419,347)	(379,755,995)	(52,026,358)
Cash received from redemption of term deposits	551,794,100	513,238,247	204,717,290	28,046,154
Cash paid for purchase of short-term investments	(2,593,000,000)	(420,000,000)	(2,045,830,020)	(280,277,564)
Cash received from sale of short-term investments	3,213,917,736	581,426,370	2,048,189,015	280,600,745
Prepayment for an investment	(4,000,000)	—	—	—
Net cash provided by (used in) investing activities	397,891,899	216,310,708	(292,428,847)	(40,062,588)

Financing activities:
Cash received from exercise of employee stock options	2,203,086	654,023	267,335	36,625
Proceeds from short-term bank borrowings	340,000,000	100,000,000	200,000,000	27,399,888
Repayment for short-term bank borrowings	(360,000,000)	(160,000,000)	(100,000,000)	(13,699,944)
Net cash (used in) provided by financing activities	(17,796,914)	(59,345,977)	100,267,335	13,736,569
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	30,043,572	8,913,200	6,051,800	829,093
Net increase (decrease) in cash, cash equivalents and restricted cash	288,282,214	259,613,023	(133,823,094)	(18,333,688)
Cash, cash equivalents and restricted cash at the beginning of the year	432,344,956	720,627,170	980,240,193	134,292,356
Cash, cash equivalents and restricted cash at the end of the year	720,627,170	980,240,193	846,417,099	115,958,668

Supplemental information

Interest paid	5,711,056	1,616,253	5,460,000	748,017
Income tax paid	13,374,909	1,066,182	142,311	19,497
Construction payable	7,522,480	13,441,923	19,824,443	2,715,938
Prepayment for a service in previous year to purchase of an investment	3,000,000	—	—	—

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

The VIE arrangements

The Group operates its online business in mainland China through Beijing Niudian Technologies Co., Ltd. (“Beijing Niudian”, or the “VIE”), a limited liability company established under the laws of the PRC on September 18, 2014. Beijing Niudian holds the necessary PRC operating licenses for the online business. The equity interests of Beijing Niudian are legally held by individuals who act as nominee equity holders of the VIE on behalf of Beijing Niudian Information Technology Co., Ltd. (“Niudian Information”), the Company’s wholly-owned subsidiary. A series of contractual agreements, including Powers of Attorney, Exclusive Business Cooperation Agreement, Equity Pledge Agreement, Exclusive Option Agreement and Spousal Consent Letters (collectively, the “VIE Agreements”), were entered among the Company, Niudian Information, Beijing Niudian and its nominee equity holders on May 27, 2015 and were subsequently amended to include registration of the Equity Pledge Agreement with the relevant registration authority on June 11, 2018, amended when an equity holder transferred certain equity interests to another equity holder on July 20, 2018.The contractual agreements were further amended when two equity holders transferred certain equity interests to another equity holder on March 10, 2020. Furthermore, on November 14, 2024, an additional amendment was made to the VIE Agreements when certain equity interests were transferred from one equity holder to another.

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2023 and 2024, and consolidated revenues, net loss and cash flow information for the years ended December 31, 2022, 2023 and 2024, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2023	2024
	RMB	RMB
Cash	620,484,535	543,298,396
Term deposits	20,000,000	134,178,095
Restricted cash	145,000	376,157
Accounts receivable, net	91,975,054	117,003,716
Inventories	386,966,973	582,024,734
Prepayments and other current assets	177,957,171	234,385,266
Amounts due from inter-companies	44,220,970	213,867,617

Total current assets	1,341,749,703	1,825,133,981

Property, plant and equipment, net	321,213,398	318,530,570
Intangible assets, net	1,102,870	887,955
Operating lease right-of-use assets	76,821,285	71,223,350
Deferred income tax assets	20,747,021	31,752,254
Other non-current assets	6,720,608	19,309,049

Total assets	1,768,354,885	2,266,837,159

Short-term bank borrowings	100,000,000	200,000,000
Notes payable	167,282,688	294,348,768
Accounts payable	575,235,413	856,557,922
Amounts due to inter-companies	467,282,009	492,542,370
Income taxes payable	1,195,114	909,115
Advances from customers	16,399,926	32,623,364
Deferred revenue—current	41,755,097	50,247,103
Accrued expenses and other current liabilities	151,286,008	192,470,955

Total current liabilities	1,520,436,255	2,119,699,597

Deferred revenue—non-current	13,168,111	16,886,859
Deferred income tax liabilities	2,362,494	3,269,464
Operating lease liabilities—non-current	280,421	89,990
Other non-current liabilities	8,968,519	9,697,841

Total liabilities	1,545,215,800	2,149,643,751

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues	3,187,989,945	2,645,570,002	3,395,510,431
Net loss	(9,347,980)	(236,441,380)	(129,349,151)
Net cash (used in) provided by operating activities	(74,417,318)	93,727,586	51,395,662
Net cash provided by (used in) investing activities	455,930,283	82,502,334	(231,450,112)
Net cash (used in) provided by financing activities	(20,000,000)	(60,000,000)	100,000,000
Effect of foreign currency exchange rate changes on cash and restricted cash	7,993,970	4,599,207	3,099,468
Net increase (decrease) in cash and restricted cash	369,506,935	120,829,127	(76,954,982)
Cash and restricted cash at the beginning of the year	130,293,473	499,800,408	620,629,535
Cash and restricted cash at the end of the year	499,800,408	620,629,535	543,674,553

The unrecognized revenue-producing assets that are held by the VIE primarily consist of ICP License, Production License for National Industrial Products, trademarks, patents, know-how and customer relationships. None of the assets of the VIE can be used only to settle obligations of the VIE. None of the assets of the VIE and its subsidiaries has been pledged or collateralized,. The creditors of the VIE and its subsidiaries do not have recourse to the general credit of the Company or its consolidated subsidiaries, except for the restricted cash of the Company which was pledged as collateral for the short -term bank borrowings.

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

(c)   Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Accounting estimates include, but not limited to, depreciable lives of property, plant and equipment, and intangible assets, the realization of deferred income tax assets, future warranty expenses, current expected credit loss, lower of cost and net realizable value of inventories, inventory valuation for excess and obsolete inventories and discount rate for operating leases. Changes in facts and circumstances may result in revising estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)   Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

(f)   Cash and cash equivalents

Cash consists of cash on hand and cash at bank. Cash equivalents represent term deposits with original maturities of three months or less, which are readily convertible to known amounts of cash. Cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at the following locations:

	As of December 31,
	2023	2024
	RMB	RMB
Financial institutions in mainland China
—Denominated in USD	499,117,291	311,341,363
—Denominated in RMB	334,796,621	229,710,326
—Denominated in EUR	18,233,516	66,246,844
—Denominated in GBP	504,471	1,127,657

Total cash and cash equivalents balances held at financial institutions in mainland China	852,651,899	608,426,190

Financial institutions in the United States
—Denominated in USD	691,290	1,583,932

Total cash balances held at United States financial institutions	691,290	1,583,932

Financial institutions in the Hong Kong S.A.R.
—Denominated in USD	11,477,109	9,328,332
—Denominated in HKD	79,213	45,736
—Denominated in EUR	—	5,674

Total cash balances held at Hong Kong S.A.R. financial institutions	11,556,322	9,379,742

Total cash balances held at financial institutions in other locations	7,203,416	10,485,440

Total cash and cash equivalents balances held at financial institutions	872,102,927	629,875,304

(g)  Term deposits

Term deposits represent deposits placed with bank with original maturities of more than three months but less than one year. Term deposits are presented in the following table:

	As of December 31,
	2023	2024
	RMB	RMB
Financial institutions in mainland China
—Denominated in RMB	20,000,000	20,000,000
—Denominated in USD	77,555,565	254,351,895

Total term deposits	97,555,565	274,351,895

(h)   Restricted cash

Restricted cash is an amount of cash deposited with banks primarily in conjunction with borrowings from banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings. Restricted cash is classified as current asset on the Company’s consolidated balance sheets, as all the balance are expected to be released to cash within the next twelve months from December 31, 2024. The Group’s restricted cash are denominated in RMB and USD and are deposited in mainland China.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	872,573,460	630,021,303
Restricted cash	107,666,733	216,395,796
Total cash, cash equivalents and restricted cash	980,240,193	846,417,099

(i)   Short-term investments

The Group’s short-term investments represent the Group’s investments in financial products managed by financial institutions in mainland China which are redeemable at the option of the Group on any working day or have the original maturities of less than twelve months.

The Group classified the short-term investments as available-for-sale securities and are reported at fair value. For the years ended December 31, 2022 and 2023, unrealized holding gains or losses, net of the related tax effect, on available-for-sale securities were excluded from earnings and recorded as a separate component of accumulated other comprehensive loss until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as investment income when earned.

The Group purchased short-term investments with aggregate amounts of RMB2,045,830,020 for the year ended December 31, 2024, and elected the fair value option at the date of initial recognition in accordance with Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments, (“ASC 825), as the Group believes this approach can better reflect the economics of its investment interest. Changes in the fair value of these investments in the amount of RMB2,358,995 for the year ended December 31, 2024 were reflected on the consolidated statement of comprehensive loss as investment income. Fair value is estimated based on quoted prices provided by financial institutions at the end of each reporting period. As of December 31, 2023 and 2024, the balances of short - term investments were nil.

(j)   Inventories

Inventories, consisting of finished goods and raw materials are stated at the lower of cost or net realizable value. The cost of inventory is determined using the weighted average cost method. Cost of finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity, and delivery cost. The Group takes ownership, risks and rewards of the products purchased. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the inventory less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

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

The estimated useful lives are as follows:

Estimated useful lives
Furniture	3 - 5 years
Machinery and equipment	3 - 10 years
Building	50 years
Office and electronic equipment	2 - 5 years
Leasehold improvements	The shorter of the estimated useful life or remaining lease term
Motor vehicles	3 - 4 years

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

(m)  Leases

The Group elected the practical expedient of the short-term lease exemption for contracts with lease terms of twelve months or less. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. Variable lease payments not dependent on an index or rate are excluded from the right-of-use asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Group’s lease is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow the amount of the lease payments on a collateralized basis in the same currency, for a similar term, in a similar economic environment. The Group’s lease terms may include options to extend or terminate the lease. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

(n)   Impairment of long-lived assets

Long-lived assets such as property, plant and equipment, intangible assets and operating lease right-of-use assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets with an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2022, 2023 and 2024.

(o)   Fair value measurements

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable, other receivables, short-term bank borrowings, notes payable, accounts payable, and other payables. The Group measures short-term investments at fair value on a recurring basis. Short-term investments represent financial products issued by financial institutions, which are valued based on prices per unit quoted by issuers. They are categorized in Level 2 of the fair value hierarchy.

As of December 31, 2023 and 2024, the carrying amount of accounts receivable, other receivables, notes payable, accounts payable, and other payables are carried at cost which approximates their fair values due to the short-term nature of the instruments, the carrying amount of cash and cash equivalents, term deposits, restricted cash and short-term bank borrowings approximates its fair value as interest rate is comparable to the prevailing interest rate in the market.

The Group’s non-financial assets, such as property, plant and equipment, intangible assets and operating lease right-of-use assets, would be measured at fair value only if they were determined to be impaired.

(p)   Revenue recognition

The Group generates substantially all of its revenues from sales of electric scooters, accessories and spare parts to offline distributors in mainland China and overseas markets, or directly to overseas individual customers online. The Group also generates its revenues from its subscription-based mobile application services, as well as insurance service as an agent.

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

Products

The Group identified one performance obligation which is to sell products, such as electric scooters, accessories and spare parts, to offline distributors in mainland China and overseas markets, or directly to overseas individual customers online. For all sales of products, the Group requires a signed contract or purchase order, which specifies pricing, quantity and product specifications. Revenue of product sales is recognized on a gross basis upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers.

The transfer of control of the products is satisfied at a point in time. When the Group sells its products to its domestic offline distributors in mainland China, the transfer of control of the products is evidenced by goods receipt notes signed by the domestic offline distributors or their designated carriers, which is generally at the Group’s warehouse. When the Group sells its products to overseas offline distributors, the transfer of control of the products is evidenced by shipping documents dependent upon the terms of the underlying contract. When the Group sells its products to individual customers through its own online store and third-party e-commerce platforms, the Group is responsible for the delivery to individual customers. The transfer of control of the products is evidenced by goods receipt notes signed by individual customers.

The Group provides sales volume rebate to qualified distributors based on the volume sold to such distributors in a certain period and grants online individual customers unconditional right to return the products within 7 to 30 days after their acceptance.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to domestic and overseas offline distributors or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns is estimated based on historical experiences, which were insignificant for the years ended December 31, 2022, 2023 and 2024.

The Group utilizes delivery service providers to deliver products to overseas offline distributors and individual customers (“shipping activities”), but the delivery service is not considered as a separate obligation as the shipping activities are performed before the overseas offline distributors and individual customers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to them but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to overseas offline distributors and individual customers are included as a part of the revenues, and outbound shipping-related costs are included in our inventory and recognized as cost of revenue upon sale of products to overseas offline distributors and individual customers. Shipping costs incurred for sales of products and recognized as cost of revenues were RMB101,970,407, RMB52,541,201 and RMB70,938,685 for the years ended December 31, 2022, 2023 and 2024, respectively.

Cash collected before product delivery is recognized as advances from customers.

Service

When the Group sells its smart electric scooters to its customers, it generally provides mobile application services for free for one year (the “free service period”). Customers are able to locate their smart electric scooters, as well as obtain the operating status (e.g. battery status), and claim online repair and maintenance requests by registering their smart electric scooters on the Group’s mobile application. Customers may elect to subscribe to such services after the free service period if they want to continue using aforementioned functions.

Such revenue arrangements are divided into separate distinct performance obligations, including electric scooters and mobile application services. The Group determines the SSP for electric scooters and mobile application services based on their relative selling prices.

The allocated revenue to mobile application services for the free service period and subscribed mobile application service revenue is deferred and recognized on a straight-line basis over the service period, as the Group determines that the customer simultaneously receives and consumes benefits provided by the Group as the Group performs during the free service period or the subscription period.

The deferred revenue that will be recognized in the next twelve months is classified as current portion, and the remaining balance of deferred revenue is classified as non-current portion.

The Group also sells insurance plan for electric scooters, named NIU Cover, to individual customers at their option. The insurance is provided by third party insurance companies. The Group determines that it acts as an agent for the NIU Cover service because it does not obtain control of the service before the service is transferred to the customers. The Group recognizes revenue on net basis when the insurance agreement is entered into between individual customers and insurance providers.

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

As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was RMB103,026,822. Given the profile of contract terms, RMB86,139,963 of the remaining performance obligation is expected to be recognized as revenue within the next 12 months and RMB16,886,859 is expected to be recognized as revenue between next 12 to 36 months.

(q)   Contract Balances

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

Changes in the Group’s contract liabilities (advances from customers and deferred revenue) are presented in the following table for the years ended December 31, 2023 and 2024:

Contract liabilities as of January 1, 2023	73,901,130
Cash received in advance, excluding VAT	2,118,016,702
Revenue recognized from opening balance of contract liabilities	(62,471,630)
Revenue recognized from contract liabilities arising during 2023	(2,055,218,506)
Contract liabilities as of December 31, 2023	74,227,696
Cash received in advance, excluding VAT	3,240,822,892
Revenue recognized from opening balance of contract liabilities	(61,059,585)
Revenue recognized from contract liabilities arising during 2024	(3,150,964,181)
Contract liabilities as of December 31, 2024	103,026,822

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

(s)   Cost of Revenues

Cost of revenues mainly consists of the cost of products sold, logistics costs, tariff costs, write-downs of inventories and warranty costs.

(t)   Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising expenses, promotion expenses and payroll and related expenses for personnel engaged in selling and marketing activities. Advertising expenses, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB191,776,905, RMB177,824,898 and RMB183,032,140 for the years ended December 31, 2022, 2023 and 2024, respectively.

(u)   General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, professional fees, allowance for doubtful accounts, foreign currency exchange gains (losses) and other general corporate expenses, as well as expenses associated with the use of facilities and equipment by these functions, such as depreciation and rental expenses.

(v)    Research and Development Expenses

Research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new products and technologies, and design and development expenses, primarily including validation and testing fees. Research and development expenses are expensed as incurred.

(w)   Government Grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Grants that compensate the Group for expenses incurred are recognized in the Group’s consolidated statements of comprehensive loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the acquisition cost of an asset are recorded as a liability in the Group’s consolidated balance sheets and are recognized in the Group’s consolidated statements of comprehensive loss over the useful life of the asset. As of December 31, 2023 and 2024, nil of liability was related to the government grants that compensate the acquisition cost of an asset.

The Group’s government grants mainly consist of certain subsidies from local government or industrial parks where its offices locate. For the years ended December 31, 2022, 2023 and 2024, RMB16,385,038, RMB2,968,735 and RMB911,566 of government grants are recognized in the consolidated statements of comprehensive loss, respectively. There were no significant commitment, contingencies or provision for recapture conditions for the government grants received for the years ended December 31, 2022, 2023 and 2024.

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

Share-based compensation in relation to the restricted share units is measured based on the fair value of the Company’s ordinary shares at the grant date of the award. The fair value is the closing prices of the Company’s ordinary shares traded in the open market as of the grant date. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of variables, including the expected share price volatility (estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Company’s options), risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

(y)    Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in mainland China participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of revenues and expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB42,637,403, RMB42,376,447 and RMB43,792,304 for the years ended December 31, 2022, 2023 and 2024, respectively.

(z)    Income Taxes

Current income taxes are provided on the basis of net loss for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

(aa) Foreign currency translation and foreign currency risks

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated in Hong Kong S.A.R., the United States and Singapore is the United States dollars (“US$” or “USD”). For the Company’s subsidiaries incorporated in British Virgin Islands, Indonesia, Switzerland, Germany and Italy, the functional currencies are the Great Britain Pound (“GBP”), Indonesian Rupiah (“IDR”), Swiss Franc (“CHF”) and European Monetary Unit (“EUR”), respectively.

The functional currency of the Company’s subsidiaries in mainland China, the VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as foreign currency exchange gains (losses) in the consolidated statements of comprehensive loss.

The financial statements of the Company, its subsidiaries incorporated in Hong Kong S.A.R. and non-PRC countries are translated from their respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive loss and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ equity.

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

(bb) Concentration and risk

Concentration of customers and suppliers

The following tables summarized the customer with greater than 10% of the total revenue, accounts receivable and advances from customers:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
Greater than 10% of the total revenue:
Customer A	*	*	319,208,693	12%	527,366,534	16%

	As of December 31,
	2023		2024
	RMB	%	RMB	%
Greater than 10% of the accounts receivable:
Customer B	90,892,779	34%	78,647,993	25%
Customer C	*	*	59,139,808	19%
Customer D	32,443,005	12%	29,537,164	10%

	As of December 31,
	2023		2024
	RMB	%	RMB	%
Greater than 10% of advances from customers:
Customer E	2,396,333	12%	*	*

The following table summarized the suppliers with greater than 10% of the total purchase:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
Greater than 10% of total purchase:
Supplier X	354,956,312	13%	*	*	*	*
Supplier Y	*	*	286,132,811	16%	322,251,970	12%

No supplier individually represents greater than 10% of accounts payable of the Group as of December 31, 2023 and 2024.

*The amount was less than 10% of total balance.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk primarily consist of cash, cash equivalents, term deposits, restricted cash, short-term investments, accounts receivables and other receivables.

The Group’s investment policy requires cash,cash equivalents, term deposits, restricted cash and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions. In determining the credit risk for other receivables, the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management has assessed that no debtors of these receivables had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no material credit loss allowance was provided for other receivables for the reporting period.

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

(cc)  Loss per Share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares or ordinary share equivalents outstanding during the year using the two-class method. Vested share options, which are exercisable for nominal consideration, and vested restricted share units are included in the calculation of the weighted-average number of shares of ordinary shares as ordinary share equivalents. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares used in calculating basic net loss per ordinary share and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share option with the exception of vested share options with nominal exercise consideration and unvested restricted share units (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(dd) Segment Reporting

The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officer and management personnel do not segregate the Group’s business by product. All products and services are viewed as in one and the only operating segment. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The revenue, costs and expenses, and the net loss for the reportable segment are the same as those presented on the consolidated statements of comprehensive loss.

(ee) Restricted Net Assets

The paid-in capitals of the Group’s subsidiaries in mainland China, VIE and VIE’s subsidiaries are subject to restrictions on their distribution and transfer according to PRC laws and regulations. In addition, in accordance with the PRC Company Laws, the Group’s subsidiaries in mainland China, VIE and VIE’s subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

As of December 31, 2024, the Company had restricted net assets in amount of RMB433,868,390, which was comprised of the paid-in capital and statutory surplus fund of the Group’s subsidiaries in mainland China, VIE and VIE’s subsidiaries.

(ff) Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The amendments introduce a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker (CODM), extends certain annual disclosures to interim periods, clarifies single reportable segment entities must apply ASC 280 in its entirety, permits more than one measure of segment profit or loss to be reported under certain conditions, and requires disclosure of the title and position of the CODM. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-07 for the year beginning January 1, 2024 and there was no material impact to the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this ASU should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements of adopting this guidance.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	263,994,880	308,556,264
Allowance for doubtful accounts	(169,038,710)	(176,634,845)

Accounts receivable, net	94,956,170	131,921,419

The movement of the allowance for doubtful accounts was as follows:

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	4,549,366	29,593,693	169,038,710
Additions	25,044,327	139,445,017	19,840,922
Reversal	—	—	(12,244,787)
Balance at the end of the year	29,593,693	169,038,710	176,634,845

4. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Finished goods	244,373,815	471,547,560
Raw materials	148,416,326	177,630,159

Inventories	392,790,141	649,177,719

Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to RMB8,991,793, RMB21,681,652 and RMB30,028,243 were made for the years ended December 31, 2022, 2023 and 2024, respectively, and were recorded as cost of revenues.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Deductible input VAT and VAT refunds receivable	123,335,099	180,529,266
Prepayments to suppliers	35,692,402	34,798,844
Deferred charge	11,722,400	24,910,815
Receivable from online platforms	12,258,397	12,035,147
Interest receivable	7,357,967	10,503,125
Others*	4,705,864	5,161,142

Prepayments and other current assets	195,072,129	267,938,339
*	Others mainly include deposits receivable.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Furniture	375,782,740	399,918,776
Machinery and equipment	173,869,199	232,110,473
Building	149,465,476	152,378,097
Office and electronic equipment	33,252,080	34,892,580
Leasehold improvement	10,792,479	10,878,525
Motor vehicles	3,811,160	3,775,545
Property, plant and equipment	746,973,134	833,953,996

Less: Accumulated depreciation	(423,860,768)	(513,940,364)

Property, plant and equipment, net	323,112,366	320,013,632

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	23,554,266	26,811,275	32,342,412
Selling and marketing expenses	104,721,594	107,996,726	78,589,848
Research and development expenses	4,381,707	3,641,514	3,847,241
General and administrative expenses	8,113,535	9,057,825	7,101,034

Total depreciation expense	140,771,102	147,507,340	121,880,535

7. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepayment for property, plant and equipment	2,231,253	8,683,050
Deposits	2,728,406	6,531,928
Others	1,770,719	4,103,681

Other non-current assets	6,730,378	19,318,659

8. SHORT-TERM BANK BORROWINGS

	As of December 31,
	2023	2024
	RMB	RMB
Secured borrowing	100,000,000	200,000,000

In March 2023, the Group entered into a twelve-month secured loan facility agreement with a commercial bank in mainland China, pursuant to which the Group was entitled to borrow secured bank loans of up to RMB160,000,000. In June and August 2023, the Group drew down RMB41,380,805 and RMB58,619,195, respectively, under this facility agreement bearing interest of 3.2% per annum, and repaid RMB100,000,000 in June 2024. In March and June 2024, the Group entered into two additional twelve - month secured loan facility agreements with this commercial bank, pursuant to which the Group was entitled to borrow secured bank loans of up to RMB100,000,000 each. The Group drew down RMB100,000,000 in March 2024 and RMB100,000,000 in June 2024 under the respective facility agreement, bearing an annual interest rate of 3.0%, and repaid RMB100,000,000 in March 2025. As of December 31, 2024, the total outstanding borrowings under these loan facility agreements were RMB200,000,000 and the Group provided cash collateral in the form of a US$ deposit equivalent to RMB215,652,000 held with the bank.

As of December 31, 2023 and 2024, unused secured loan facility amounted to RMB60,000,000 and nil, respectively. The outstanding short-term bank borrowings bore a weighted average interest rate of 3.2% and 3.0% per annum, respectively, and were denominated in RMB.

9. NOTES PAYABLE

In April 2022, the Group entered into a twelve-month revolving loan facility agreement with a commercial bank in mainland China, and was entitled to extend maturity date to May 2025. Pursuant to this agreement, the Group was entitled to borrow a short-term bank borrowing and notes payable of up to RMB300,000,000.

In January and July 2024, the Group entered into two six-month revolving loan facility agreements with a commercial bank in mainland China, pursuant to which the Group was entitled to borrow notes payable of up to RMB50,000,000 each.

In October and November 2024, the Group entered into two twelve-month revolving loan facility agreements with a commercial bank in mainland China, respectively, and was entitled to borrow a short-term bank borrowing and notes payable up to RMB50,000,000 each.

As of December 31, 2023 and 2024, notes payable represent non-interest-bearing bank acceptance notes issued by the Group to suppliers that are due within twelve months.

As of December 31, 2023 and 2024, unused loan facility amounted to RMB132,717,312 and RMB155,651,232, respectively.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB
Refundable payment from franchised stores—current	39,203,959	51,690,234
Accrued payroll and social insurance	17,566,486	26,300,779
Accrued selling and marketing expenses	29,159,625	23,150,372
Construction payable	14,372,306	20,327,073
Warranty-current	16,736,341	19,746,554
Other taxes payable	3,542,993	9,065,664
Sales rebate	4,975,640	6,135,710
Operating lease liabilities-current (Note 17)	5,094,066	1,253,020
Others*	34,859,980	43,686,602

Accrued expenses and other current liabilities	165,511,396	201,356,008
*	Others mainly include accrued professional fees and other general corporate expenses.

The Group provides limited warranty to its end customers for terms varying from 3 months to 60 months, subject to certain conditions, such as normal use. For certain key components of electric scooter, the Group mainly provides quality warranty varying from 12 months to a lifetime. For lithium-ion battery packs, the Group mainly provides a 24-month or 20,000-kilometer warranty or a 60-month or 40,000-kilometer warranty, depending on the model. For the other components of the electric scooters, the Group provides quality warranty varying from 3 months to 36 months depending on the parts. The Group is responsible for replacing or repairing the faulty products during their respective warranty terms.

Movement of provision for warranty was as follows:

	For the Year Ended December 31,
	2022	2023	2024
Accrued warranty-beginning of year	47,788,122	33,812,290	25,325,839
Accrual for warranties issued during the year	20,355,810	23,248,155	27,660,626
Warranty claims paid	(23,894,070)	(30,051,582)	(23,677,748)
Pre-existing warranty expired	(10,437,572)	(1,683,024)	(14,869)
Accrued warranty-end of year	33,812,290	25,325,839	29,293,848

11. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Warranty—non-current	8,589,498	9,547,294
Refundable payment from franchised stores—non-current	379,021	150,547

Other non-current liabilities	8,968,519	9,697,841

12. ORDINARY SHARE

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

As of December 31, 2023, there were 138,575,010 Class A ordinary shares and 16,542,020 Class B ordinary shares outstanding.

As of December 31, 2024, there were 139,303,366 Class A ordinary shares and 16,542,020 Class B ordinary shares outstanding.

13. SHARE-BASED COMPENSATION

Share options and restricted share units

a)	2016 Global Share Incentive Plan

In January 2016, the Company’s Shareholders and Board of Directors approved 2016 Global Share Incentive Plan and amended it in March 2018 (the “Amended 2016 Plan”). Under the Amended 2016 Plan, a maximum aggregate number of 5,861,480 ordinary shares may be issued pursuant to all awards granted. Share options or restricted share units expire 10 years from the grant date.

b)	2018 Share Incentive Plan

In September 2018, the Company’s Shareholders and Board of Directors approved the 2018 Share Incentive Plan (the “2018 Plan”). Under the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan, if determined and approved by the Board of Directors for the relevant fiscal year. The Board of Directors has approved annual increases of 2,305,212, 2,313,923 and 2,326,755 ordinary shares for the years ended December 31, 2022, 2023 and 2024, representing 1.5% of total issued and outstanding shares as of December 31, 2021, 2022 and 2023, respectively, pursuant to the 2018 Share Incentive Plan.

No share options had been granted for the years ended December 31, 2022, 2023 and 2024. All the outstanding share options had been fully vested and no unrecognized compensation expense related to share options as of December 31, 2023.

A summary of the share options activities under the Amended 2016 Plan and the 2018 Plan for the year ended December 31, 2024 was presented below:

		Weighted	Weighted
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	shares	price	years	value
		US$		US$
Outstanding at January 1, 2024	3,943,058	2.34	—	—
Exercised	(187,784)	0.20	—	—
Expired	(1,946)	0.20	—	—
Outstanding at December 31, 2024	3,753,328	2.45	3.65	792,578
Exercisable as of December 31, 2024	3,753,328	2.45	3.65	792,578

The total intrinsic value of share options exercised for the years ended December 31, 2022, 2023 and 2024, were RMB3,708,615,RMB4,799,425 and RMB994,926, respectively. The total fair value of shares vested for the years ended December 31, 2022, 2023 and 2024 were RMB10,976,490, RMB11,027,023 and nil, respectively.

Compensation expenses recognized for share options for the years ended December 31, 2022, 2023 and 2024 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Selling and marketing expenses	1,936,414	905,764	—
Research and development expenses	3,862,189	2,191,242	—
General and administrative expenses	5,008,382	3,047,542	—
Total share options compensation expenses	10,806,985	6,144,548	—

A summary of the restricted share units activities for the year ended December 31, 2024 was presented below:

		Weighted
		average grant
	Number of	date fair
	shares	value
		US$
Unvested as of January 1, 2024	2,003,074	4.53

Granted	2,016,000	1.06
Vested	(1,174,842)	3.96
Forfeited	(90,890)	10.00

Unvested as of December 31, 2024	2,753,342	2.05

The restricted share units are generally scheduled to be vested over four equal annual installments, except for 128,000 restricted share units granted in 2022 and 320,000 restricted share units granted in 2024 with vesting in two equal annual installments under 2018 Plan.

Compensation expenses recognized for restricted share units for the years ended December 31, 2022, 2023 and 2024 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	1,224,796	1,237,902	751,445
Selling and marketing expenses	13,497,270	9,085,924	7,110,420
Research and development expenses	18,499,553	19,462,704	7,325,327
General and administrative expenses	14,190,582	11,728,226	9,045,786
Total restricted share units compensation expenses	47,412,201	41,514,756	24,232,978

As of December 31, 2024, RMB32,129,944 of total unrecognized compensation expense related to restricted share units was expected to be recognized over a weighted average period of approximately 1.75 years.

Total share-based compensation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	1,224,796	1,237,902	751,445
Selling and marketing expenses	15,433,684	9,991,688	7,110,420
Research and development expenses	22,361,742	21,653,946	7,325,327
General and administrative expenses	19,198,964	14,775,768	9,045,786
Total share-based compensation expense	58,219,186	47,659,304	24,232,978

14. INCOME TAX

a)    Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

No stamp duty is payable in respect of the issuance of the shares or on an instrument of transfer in respect of a share.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiary in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at  16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

Mainland China

The Company’s subsidiaries in mainland China, the VIE, and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”), and are generally subject to a statutory income tax rate of 25%. Under the CIT Law, preferential tax treatments will be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). Jiangsu Xiaoniu and Beijing Niudian were qualified as HNTEs and enjoy a preferential income tax rate of 15% for the fiscal years from 2024 to 2027 and 2022 to 2025, respectively. An entity could re-apply for the HNTE certificate when the prior certificate expires. The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.

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

The components of income(loss) before income taxes are as follows:

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Mainland China	(44,894,563)	(270,748,715)	(202,919,043)
Hong Kong S.A.R.	(14,613,793)	(7,930,644)	(965,277)
Cayman	(10,448,513)	(1,192,264)	1,998,975
Others	(1,263,004)	(2,157,243)	(14,921,844)
Total	(71,219,873)	(282,028,866)	(216,807,189)

Income tax benefit consists of the following:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax (benefit) expense	(15,677,411)	759,425	(319,872)
Deferred income tax benefit	(6,079,533)	(10,952,309)	(23,286,678)
Total	(21,756,944)	(10,192,884)	(23,606,550)

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

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Expected taxation at PRC statutory tax rate	(17,804,968)	(71,077,803)	(54,201,797)
Tax effect of tax‑exempt entities and differing tax rates in different jurisdictions	6,581,327	2,820,038	105,035
Research and development expenses bonus deduction	(34,910,421)	(30,807,283)	(25,718,922)
Non-deductible share-based compensation expenses	13,866,734	11,742,974	5,850,869
Other non-deductible expenses	638,898	2,491,593	888,261
Preferential tax rate difference	(3,075,033)	7,301,540	15,880,110
Others	(3,770,720)	229,108	1,116,269
Change in valuation allowance	16,717,239	67,106,949	32,473,625

Actual income tax benefit	(21,756,944)	(10,192,884)	(23,606,550)
Effect of preferential tax rates on basic earnings per Class A and Class B ordinary share	0.02	(0.05)	(0.10)
Effect of preferential tax rates on diluted earnings per Class A and Class B ordinary share	0.02	(0.05)	(0.10)

b)    Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2023	2024
	RMB	RMB
Deferred income tax assets
Net operating loss carry forwards	74,876,303	115,610,787
Accrued warranty	3,798,876	4,394,077
Advertising expense	2,113,991	2,113,991
Deferred revenue	8,938,710	10,709,100
Allowance for doubtful accounts	41,878,340	43,361,947
Lease Liabilities	1,099,451	226,552
Write-downs of inventories	4,529,042	6,426,901
Less: Valuation allowance	(107,782,306)	(140,255,931)

Total deferred income tax assets, net	29,452,407	42,587,424

Deferred income tax liabilities
Operating lease right of use assets	1,099,451	226,551
Property, plant and equipment	9,968,429	13,878,083

Total deferred income tax liabilities	11,067,880	14,104,634

Net deferred income tax assets	20,747,021	31,752,254
Net deferred income tax liabilities	2,362,494	3,269,464

As of December 31, 2024, the Group had net operating loss carry forwards of RMB516,672,516 attributable to the subsidiaries in mainland China, the VIE and VIE’s subsidiaries. Tax losses of RMB29,986,636, RMB21,713,526, RMB75,298,399, RMB207,226,074 and RMB182,447,881 will expire, if unused, by 2025, 2026, 2027,2028 and 2029, respectively.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. The valuation allowance as of December 31, 2023 and 2024 was primarily provided for the deferred income tax assets of certain subsidiaries in mainland China, the VIE and VIE’s subsidiaries. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	24,508,473	40,764,285	107,782,306
Additions	25,114,239	68,593,841	32,473,625
Reduction	(8,858,427)	(1,575,820)	—

Balance at the end of the year	40,764,285	107,782,306	140,255,931

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s subsidiaries in mainland China, the VIE and VIE’s subsidiaries for the years from 2020 to 2024 are open to examination by the PRC tax authorities.

15. NET LOSS PER ORDINARY SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Year Ended
	December 31,
	2022	2023	2024

	(In RMB, except for share data)
Numerator:
Net loss	(49,462,929)	(271,835,982)	(193,200,639)

Denominator:
Weighted average number of ordinary shares outstanding	154,109,051	154,795,461	155,735,312
Weighted average number of ordinary shares equivalents outstanding	1,067,871	2,020,644	2,724,930

Denominator for basic and diluted net loss per ordinary share	155,176,922	156,816,105	158,460,242

Net loss per ordinary share
—Basic	(0.32)	(1.73)	(1.22)
—Diluted	(0.32)	(1.73)	(1.22)

Securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for the years ended December 31, 2023 and 2024 were as follow:

	For the Year Ended
	December 31,
	2023	2024
Share options	3,943,058	3,753,328
Unvested restricted share units	2,003,074	2,753,342

16. REVENUE INFORMATION

Revenues consisted of the following:

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Electric scooter sales	2,853,895,423	2,358,658,368	2,960,507,972
Accessory and spare parts sales	242,296,734	197,634,073	241,680,284
Service revenues	72,405,177	95,465,205	86,108,088
Revenues	3,168,597,334	2,651,757,646	3,288,296,344

The following summarized the Group’s revenues from the following geographic areas (based on the location of customers):

	For the Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
The mainland China	2,583,843,616	2,247,593,239	2,845,174,856
Europe	343,157,877	151,521,237	172,195,656
Others	241,595,841	252,643,170	270,925,832
Revenues	3,168,597,334	2,651,757,646	3,288,296,344

17. OPERATING LEASES

The Group leases its facilities and offices under non-cancelable operating lease agreements. For the years ended December 31, 2022, 2023 and 2024, the operating lease cost were RMB9,352,700, RMB7,549,026 and RMB6,829,793, respectively, and the short-term lease cost were RMB847,735, RMB1,480,259 and RMB1,263,426 respectively. There were no leasing costs other than operating lease costs or short-term lease costs.

A summary of supplemental information related to operating leases as of December 31, 2023 and 2024 was as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease right-of-use assets	76,821,285	71,223,350

Operating lease liabilities—current (Note 10)	5,094,066	1,253,020
Operating lease liabilities—non-current	280,421	89,990
Total operating lease liabilities	5,374,487	1,343,010

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	8,046,828	7,711,479	5,263,335
Right-of-use assets obtained in exchange for new operating lease liabilities	921,405	3,744,607	1,144,700
Modification to right-of-use assets	—	(5,217,099)	—

The weighted average remaining lease term as of December 31, 2024 was 0.7 years, and the weighted average discount rate of the operating leases was 3.22%.

Maturities of lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2024 were as follows:

As of December 31, 2024
RMB
Within 1 year	1,265,461
After 1 year but within 2 years	90,734
Total undiscounted lease payment	1,356,195
less: Imputed interest	(13,185)
Present value of lease liabilities	1,343,010

As of December 31, 2024, the Group has no significant lease contract that has been entered into but not yet commenced.

18. COMMITMENTS AND CONTINGENCIES

The Group did not have any significant capital or other commitments or guarantees or contingencies as of December 31, 2023 and 2024.

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, consolidated VIE and VIE’s subsidiaries, under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries” and the subsidiaries, consolidated VIE and VIE’s subsidiaries’ income as “Share of loss from subsidiaries, consolidated VIE and VIE’s subsidiaries” on the condensed statements of results of operations. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements. As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Niu Technologies, except for those, which have been separately disclosed in the consolidated financial statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	233,958,655	40,441,814
Term deposits	77,555,565	68,289,800
Restricted cash	107,521,733	215,652,000
Prepayments and other current assets	12,035,145	13,518,861

Total current assets	431,071,098	337,902,475

Non-current assets
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries	671,329,320	600,596,446

Total assets	1,102,400,418	938,498,921

Liabilities
Current liabilities
Amount due to subsidiaries, consolidated VIE and VIE’s subsidiaries	4,564,315	4,632,432
Accrued expenses and other current liabilities	4,219,869	2,584,269

Total current liabilities and total liabilities	8,784,184	7,216,701

Shareholders’ equity:
Class A ordinary shares	90,031	90,549
Class B ordinary shares	10,316	10,316
Additional paid-in capital	1,964,138,365	1,988,638,160
Accumulated other comprehensive loss	(9,495,674)	(3,129,362)
Accumulated deficit	(861,126,804)	(1,054,327,443)

Total shareholders’ equity	1,093,616,234	931,282,220

Total liabilities and shareholders’ equity	1,102,400,418	938,498,921

(b)	Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total operating expenses	(15,414,575)	(17,739,201)	(13,025,259)
Share of loss from subsidiaries, consolidated VIE and VIE’s subsidiaries	(39,264,560)	(270,498,551)	(195,199,614)
Interest income	5,216,206	16,401,770	15,024,234

Loss before income taxes	(49,462,929)	(271,835,982)	(193,200,639)
Income tax expense	—	—	—

Net loss	(49,462,929)	(271,835,982)	(193,200,639)

(c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(23,565,305)	14,392,402	(177,106)
Net cash (used in) provided by investing activities	(95,940,040)	133,818,900	(89,689,320)
Net cash provided by financing activities	2,203,086	654,023	267,335
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	21,972,182	4,034,789	4,212,517

Net (decrease) increase in cash, cash equivalents and restricted cash	(95,330,077)	152,900,114	(85,386,574)

Cash, cash equivalents and restricted cash at the beginning of the year	283,910,351	188,580,274	341,480,388

Cash, cash equivalents and restricted cash at the end of the year	188,580,274	341,480,388	256,093,814