Form 20-F
period 2025-12-31
Niu Technologies
filed 2026-04-17
CIK 1744781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025.

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

Cayman Islands
(Jurisdiction of incorporation or organization) 23/F,Building C, Rongxin Technology Center, No. 34 Chuangyuan Road, Chaoyang District, Beijing 100012 People’s Republic of China

(Address of principal executive offices)

Fion Wenjuan Zhou, Chief Financial Officer

Telephone: +8610-6432-1899

Email: ir@niu.com

23/F,Building C, Rongxin Technology Center,

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

141,231,394 Class A ordinary shares and 15,222,020 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Niu Technologies is not an operating company in mainland China but a Cayman Islands holding company with operations primarily conducted through (i) our mainland China subsidiaries and (ii) contractual arrangements with the VIE based in mainland China. The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in mainland China through the VIE, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to conduct the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 99.6%, 98.8% and 96.8% of our total revenues for the year ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “our company” refers to Niu Technologies, whereas “NIU,” “we,” “us,” and “our” refer to Niu Technologies, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, or the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” And “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry-Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash inflows of Niu Technologies were primarily generated from the proceeds received from Niu Technologies’ public offerings of ordinary shares, other financing activities and cash generated from our operating activities. For the years ended December 31, 2023, 2024 and 2025, Niu Technologies did not provide any capital contributions or loans to our mainland China subsidiaries. For the years ended December 31, 2023, 2024 and 2025, the VIE did not receive loans provided by Niu Technologies. For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between Niu Technologies and a subsidiary, the VIE or its subsidiary, no subsidiaries paid dividends or made other distributions to Niu Technologies, and no dividends or distributions were paid or made to U.S. investors.

For the years ended December 31, 2023, 2024 and 2025, our subsidiaries did not provide capital contributions to the VIE. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

For the years ended December 31, 2023, 2024 and 2025, the VIE has paid RMB56.8 million, RMB58.1 million and RMB51.4 million (US$7.3 million) of service fee to our WFOE, respectively. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

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

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.
(2)	Under the terms of VIE agreements, our mainland China subsidiaries may charge the VIE for services provided to VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our mainland China subsidiaries and eliminate in consolidation. For income tax purposes, our mainland China subsidiaries and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our mainland China subsidiaries and are tax neutral.
(3)	The VIE and one of its subsidiaries qualify for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign investment enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Financial Information Related to Our Subsidiaries and the VIE

The following table presents the condensed consolidating schedule of results of operations for our subsidiaries and the VIE for the periods presented. In this table:

●	“Niu Technologies” refers to our Cayman Islands holding company.
●	“Other Subsidiaries” refer to the sum of Niu Technologies Group Limited, Niu Innovation Technology Ltd and other wholly-owned subsidiaries.
●	“WFOE” refers to Beijing Niudian Information Technology Co., Ltd., or Niudian Information.
●	“VIE and VIE’s Subsidiaries” refer to the sum of Beijing Niudian Technology Co., Ltd., or Beijing Niudian, and all of its subsidiaries in mainland China.

Consolidating Statements of Loss Information

	For the Year Ended December 31, 2025
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	185,318	48,675	4,328,390	(254,518)	4,307,865
Cost of revenues (4)	—	(143,386)	(1,141)	(3,467,644)	147,877	(3,464,294)
Gross profit	—	41,932	47,534	860,746	(106,641)	843,571
Selling and marketing expenses (4)	—	(68,655)	(25,326)	(663,747)	81,959	(675,769)
Research and development expenses (4)	—	—	(6,119)	(166,811)	6,478	(166,452)
General and administrative expenses (4)	(12,322)	(809)	(18,819)	(59,603)	589	(90,964)
Total operating expenses	(12,322)	(69,464)	(50,264)	(890,161)	89,026	(933,185)
Government grants	—	—	—	1,367	—	1,367
Share of loss from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	(36,346)	—	—	—	36,346	—
Interest expenses	—	(380)	—	(5,874)	124	(6,130)
Interest income	9,282	2,679	337	14,290	(124)	26,464
Investment income	—	673	—	4,871	—	5,544
Loss before income taxes	(39,386)	(24,560)	(2,393)	(14,761)	18,731	(62,369)
Income tax benefit	—	84	—	22,899	—	22,983
Net (loss) income	(39,386)	(24,476)	(2,393)	8,138	18,731	(39,386)

	For the Year Ended December 31, 2024
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	87,566	54,845	3,395,510	(249,625)	3,288,296
Cost of revenues (4)	—	(52,564)	(56)	(2,832,730)	95,817	(2,789,533)
Gross profit	—	35,002	54,789	562,780	(153,808)	498,763
Selling and marketing expenses (4)	—	(44,140)	(27,148)	(514,028)	95,738	(489,578)
Research and development expenses (4)	—	—	(8,072)	(129,741)	7,702	(130,111)
General and administrative expenses (4)	(13,025)	(8,583)	(21,799)	(89,565)	2,354	(130,618)
Total operating expenses	(13,025)	(52,723)	(57,019)	(733,334)	105,794	(750,307)
Government grants	—	—	—	912	—	912
Share of loss from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	(195,200)	—	—	—	195,200	—
Interest expenses	—	(70)	—	(5,554)	—	(5,624)
Interest income	15,024	1,990	256	19,820	—	37,090
Investment income	—	58	—	2,301	—	2,359
Loss before income taxes	(193,201)	(15,743)	(1,974)	(153,075)	147,186	(216,807)
Income tax (expense) benefit	—	(116)	(4)	23,726	—	23,606
Net loss	(193,201)	(15,859)	(1,978)	(129,349)	147,186	(193,201)

	For the Year Ended December 31, 2023
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Revenues (4)	—	28,543	53,552	2,645,570	(75,907)	2,651,758
Cost of revenues (4)	—	(17,183)	(621)	(2,075,462)	12,255	(2,081,011)
Gross profit	—	11,360	52,931	570,108	(63,652)	570,747
Selling and marketing expenses (4)	—	(19,242)	(36,693)	(486,171)	46,371	(495,735)
Research and development expenses (4)	—	—	(20,766)	(145,968)	15,748	(150,986)
General and administrative expenses (4)	(17,739)	(2,308)	(19,551)	(206,654)	1,734	(244,518)
Total operating expenses	(17,739)	(21,550)	(77,010)	(838,793)	63,853	(891,239)
Government grants	—	—	—	2,969	—	2,969
Share of income from subsidiaries, consolidated VIE and VIE’s subsidiaries (3)	(270,499)	—	—	—	270,499	—
Interest expenses	—	—	—	(1,424)	—	(1,424)
Interest income	16,402	4	5	19,081	—	35,492
Investment income	—	—	—	1,426	—	1,426
Loss before income taxes	(271,836)	(10,186)	(24,074)	(246,633)	270,700	(282,029)
Income tax benefit (expense)	—	2	(1)	10,192	—	10,193
Net loss	(271,836)	(10,184)	(24,075)	(236,441)	270,700	(271,836)

The following table presents the condensed consolidating schedule of financial position for our subsidiaries and the VIE as of the dates presented.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash and cash equivalents	48,651	56,160	61,039	758,888	—	924,738
Term deposits	—	14,058	—	114,178	—	128,236
Restricted cash	210,864	—	—	—	—	210,864
Short-term investments	—	42,534	—	20,127	—	62,661
Accounts receivable, net	—	18,191	—	19,181	—	37,372
Inventories (1)	—	200,658	—	524,264	(72,342)	652,580
Amounts due from inter-companies (2)	—	178,655	337,292	317,093	(833,040)	—
Prepayments and other current assets	10,498	27,849	748	304,441	—	343,536
Total current assets	270,013	538,105	399,079	2,058,172	(905,382)	2,359,987
Property, plant and equipment, net	—	13	1,660	418,501	—	420,174
Intangible assets, net	—	102	1	673	—	776
Operating lease right-of-use assets	—	—	5,594	70,360	—	75,954
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries (2)(3)	642,812	219,317	—	—	(862,129)	—
Deferred income tax assets	—	1,253	—	56,204	—	57,457
Other non-current assets	—	1,969	1,323	32,696	—	35,988
Total non-current assets	642,812	222,654	8,578	578,434	(862,129)	590,349
Total assets	912,825	760,759	407,657	2,636,606	(1,767,511)	2,950,336
Short-term bank borrowings	—	—	—	240,000	—	240,000
Notes payable	—	—	—	394,286	—	394,286
Accounts payable	—	33,340	—	670,749	—	704,089
Income taxes payable	—	1,264	—	934	—	2,198
Advances from customers	—	7,694	—	174,904	—	182,598
Deferred revenue—current	—	—	—	75,148	—	75,148
Amounts due to inter-companies (2)	4,530	311,954	—	506,661	(823,145)	—
Accrued expenses and other current liabilities	3,364	8,076	10,840	382,533	—	404,813
Total current liabilities	7,894	362,328	10,840	2,445,215	(823,145)	2,003,132
Deferred revenue—non-current	—	—	—	23,316	—	23,316
Deferred income tax liabilities	—	—	—	2,058	—	2,058
Operating lease liabilities	—	—	2,980	977	—	3,957
Other non-current liabilities	—	—	—	12,942	—	12,942
Amounts due to inter-companies (2)	—	276,685	—	—	(276,685)	—
Total non-current liabilities	—	276,685	2,980	39,293	(276,685)	42,273
Total liabilities	7,894	639,013	13,820	2,484,508	(1,099,830)	2,045,405
Total shareholders’ equity	904,931	121,746	393,837	152,098	(667,681)	904,931
Total liabilities and shareholders’ equity	912,825	760,759	407,657	2,636,606	(1,767,511)	2,950,336

	As of December 31, 2024
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Cash and cash equivalents	40,442	20,287	25,994	543,298	—	630,021
Term deposits	68,290	71,884	—	134,178	—	274,352
Restricted cash	215,652	368	—	376	—	216,396
Accounts receivable, net	—	14,917	—	117,004	—	131,921
Inventories (1)	—	115,928	—	582,025	(48,775)	649,178
Amounts due from inter-companies (2)	—	131,202	372,533	213,868	(717,603)	—
Prepayments and other current assets	13,518	19,291	744	234,385	—	267,938
Total current assets	337,902	373,877	399,271	1,825,134	(766,378)	2,169,806
Property, plant and equipment, net	—	27	1,456	318,531	—	320,014
Intangible assets, net	—	139	17	888	—	1,044
Operating lease right-of-use assets	—	—	—	71,223	—	71,223
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries (2)(3)	600,596	219,317	—	—	(819,913)	—
Deferred income tax assets	—	—	—	31,752	—	31,752
Other non-current assets	—	10	—	19,309	—	19,319
Total non-current assets	600,596	219,493	1,473	441,703	(819,913)	443,352
Total assets	938,498	593,370	400,744	2,266,837	(1,586,291)	2,613,158
Short-term bank borrowings	—	—	—	200,000	—	200,000
Notes payable	—	—	—	294,349	—	294,349
Accounts payable	—	12,457	—	856,558	—	869,015
Income taxes payable	—	163	—	909	—	1,072
Advances from customers	—	3,270	—	32,623	—	35,893
Deferred revenue—current	—	—	—	50,247	—	50,247
Amounts due to inter-companies (2)	4,633	210,290	—	492,542	(707,465)	—
Accrued expenses and other current liabilities	2,583	1,788	4,514	192,471	—	201,356
Total current liabilities	7,216	227,968	4,514	2,119,699	(707,465)	1,651,932
Deferred revenue—non-current	—	—	—	16,887	—	16,887
Deferred income tax liabilities	—	—	—	3,269	—	3,269
Operating lease liabilities	—	—	—	90	—	90
Other non-current liabilities	—	—	—	9,698	—	9,698
Amounts due to inter-companies (2)	—	226,159	—	—	(226,159)	—
Total non-current liabilities	—	226,159	—	29,944	(226,159)	29,944
Total liabilities	7,216	454,127	4,514	2,149,643	(933,624)	1,681,876
Total shareholders’ equity	931,282	139,243	396,230	117,194	(652,667)	931,282
Total liabilities and shareholders’ equity	938,498	593,370	400,744	2,266,837	(1,586,291)	2,613,158

The following table presents condensed consolidating schedule of cash flow data for our subsidiaries and the VIE for the years ended presented.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2025
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	1,448	(38,989)	35,762	343,485	11,564	353,270
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	—	(717)	(177,092)	—	(177,809)
Cash paid for purchase of term deposits	—	(50,008)	—	—	—	(50,008)
Cash received from redemption of term deposits	67,868	107,160	—	20,000	—	195,028
Cash paid for purchase of short-term investments	—	(85,728)	—	(3,349,950)	—	(3,435,678)
Cash received from sale of short-term investments	—	43,172	—	3,334,694	—	3,377,866
Other investing activities(5)	(60,224)	—	—	—	60,224	—
Net cash provided by (used in) investing activities	7,644	14,596	(717)	(172,348)	60,224	(90,601)
Cash flows from financing activities:
Cash received from exercise of employee stock options	165	—	—	—	—	165
Proceeds from short-term bank borrowings	—	—	—	240,000	—	240,000
Repayment for short-term bank borrowings	—	—	—	(200,000)	—	(200,000)
Other financing activities(5)	—	60,224	—	—	(60,224)	—
Net cash provided by financing activities	165	60,224	—	40,000	(60,224)	40,165
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(5,836)	(326)	—	4,077	(11,564)	(13,649)
Net increase in cash, cash equivalents and restricted cash	3,421	35,505	35,045	215,214	—	289,185
Cash, cash equivalents and restricted cash at the beginning of the year	256,094	20,655	25,994	543,674	—	846,417
Cash, cash equivalents and restricted cash at the end of the year	259,515	56,160	61,039	758,888	—	1,135,602

	For the Year Ended December 31, 2024
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash (used in) provided by operating activities	(177)	(21,089)	21,041	51,396	1,116	52,287
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(7)	(169)	(119,573)	—	(119,749)
Cash paid for purchase of term deposits	(138,805)	(106,773)	—	(134,178)	—	(379,756)
Cash received from redemption of term deposits	149,126	35,591	—	20,000	—	204,717
Cash paid for purchase of short-term investments	—	(7,830)	—	(2,038,000)	—	(2,045,830)
Cash received from sale of short-term investments	—	7,888	—	2,040,301	—	2,048,189
Other investing activities	(100,011)	—	—	—	100,011	—
Net cash used in investing activities	(89,690)	(71,131)	(169)	(231,450)	100,011	(292,429)
Cash flows from financing activities:
Cash received from exercise of employee stock options	267	—	—	—	—	267
Proceeds from short-term bank borrowings	—	—	—	200,000	—	200,000
Repayment for short-term bank borrowings	—	—	—	(100,000)	—	(100,000)
Other financing activities(5)	—	100,011	—	—	(100,011)	—
Net cash provided by financing activities	267	100,011	—	100,000	(100,011)	100,267
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	4,213	(143)	—	3,098	(1,116)	6,052
Net (decrease) increase in cash, cash equivalents and restricted cash	(85,387)	7,648	20,872	(76,956)	—	(133,823)
Cash, cash equivalents and restricted cash at the beginning of the year	341,481	13,007	5,122	620,630	—	980,240
Cash, cash equivalents and restricted cash at the end of the year	256,094	20,655	25,994	543,674	—	846,417

	For the Year Ended December 31, 2023
	Niu	Other		VIE and its		Consolidated
	Technologies	Subsidiaries	WFOE	Subsidiaries	Eliminations	Total

	RMB
	(In thousands)

Net cash provided by (used in) operating activities	14,393	(19,986)	4,964	93,729	635	93,735
Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment	—	(11)	—	(78,924)	—	(78,935)
Cash paid for purchase of term deposits	(379,419)	—	—	—	—	(379,419)
Cash received from redemption of term deposits	513,238	—	—	—	—	513,238
Cash paid for purchase of short-term investments	—	—	—	(420,000)	—	(420,000)
Cash received from sale of short-term investments	—	—	—	581,426	—	581,426
Net cash provided by (used in) investing activities	133,819	(11)	—	82,502	—	216,310
Cash flows from financing activities:
Cash received from exercise of employee stock options	654	—	—	—	—	654
Proceeds from short-term bank borrowings	—	—	—	100,000	—	100,000
Repayment for short-term bank borrowings	—	—	—	(160,000)	—	(160,000)
Net cash provided by (used in) financing activities	654	—	—	(60,000)	—	(59,346)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	4,035	915	—	4,599	(635)	8,914
Net increase (decrease) in cash, cash equivalents and restricted cash	152,901	(19,082)	4,964	120,830	—	259,613
Cash, cash equivalents and restricted cash at the beginning of the year	188,580	32,089	158	499,800	—	720,627
Cash, cash equivalents and restricted cash at the end of the year	341,481	13,007	5,122	620,630	—	980,240

(1)	The elimination represents the unrealized profit from inter-company sales.
(2)	The elimination represents the inter-company balances among our company, our WFOE, other subsidiaries of our company and the VIE and its subsidiaries.
(3)	The elimination represents the investment in the VIE and our subsidiaries.
(4)	The elimination represents the inter-company technical services, marketing services, research and development services and inter-company sales.
(5)	The elimination represents the investment in other subsidiaries from our Company, and the investment in our WFOE from other subsidiaries.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our success depends upon the continued strength of our brand. If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected;
●	Our success is dependent on the continued popularity of our existing products and services and our continued innovation and successful launches of new products and services, and we may not be able to anticipate or make timely responses to changes in the preferences of consumers;
●	We rely heavily on city partners and franchised stores for sales and distribution of our products and our success depends on our offline distribution network;
●	We rely substantially on external suppliers for certain components and raw materials used in our products;
●	We have incurred net losses in the past, and we may not be able to achieve or maintain profitability;
●	Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation;
●	We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations;
●	We may face intense competition in the electric two-wheeled vehicles industry;
●	Our marketing strategy of appealing to and growing sales to a more diversified group of users may not continue to be successful; and
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with the regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;
●	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations; and
●	We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements;
●	Uncertainties in the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protections available to you and us;
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities;
●	We may be adversely affected by the complexity, uncertainties and changes in the regulation on internet-related businesses and companies in mainland China;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
●	If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline;
●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price;
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial; and
●	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

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

We have established a distinct omnichannel retail network to sell our products and services to our customers. In China, our offline retail channels consist of city partners and franchised stores, whereas in European and other countries, we rely on overseas business partners, including distributors, dealers and retailers. Our “city partner” system plays an important role in our offline sales strategy in China. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. As of December 31, 2025, we had 623 city partners and 4,540 franchised stores in China. Our offline distribution network plays a crucial role in our omnichannel retail system. We rely on these city partners and franchised stores in China to directly interact with and serve our users, but the interest of city partners and franchised stores may not be entirely aligned with ours or with that of other city partners and franchised stores. There can be no assurance that we will be able to maintain our existing relationships with city partners and franchised stores. Additionally, our existing city partners and franchised stores may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new city partners and franchised stores in these regions on favorable terms or at all.

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

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of products, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one- to three-year procurement agreements with our external suppliers and expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We proactively manage supplier concentration risk through a robust multi-sourcing strategy. For the majority of our key components, we have secured more than two interchangeable suppliers to ensure supply chain continuity. Nevertheless, we cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our products on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

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

We have incurred net losses in the past, and we may not be able to achieve or maintain profitability.

Although we had net profits in certain historical fiscal years, we had a net loss of RMB271.8 million, RMB193.2 million and RMB39.4 million (US$5.6 million) in 2023, 2024 and 2025, respectively. We had net cash provided by operating activities of RMB93.7 million, RMB52.3 million and RMB353.3 million (US$50.5 million) in 2023, 2024 and 2025, respectively. We cannot assure you that we will be able to achieve profitability again and maintain net profits or positive cash flow from operating activities in the future. Our ability to achieve or maintain profitability depends in large part on our ability to increase sales of our products and services, increase cost efficiency and manage operating expenses. We intend to continue to increase our sales of products, improve gross margin, manage and further reduce our operating expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal and maintain profitability in the future.

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

We have been successful in marketing our smart e-scooters in large part by promoting the NIU brand experience and lifestyle. Our marketing, design, research and products are aimed to reinforcing customer perceptions of as a premium smart e-scooter brand. We aim to provide users with a good user experience, including by providing our users with access to a full suite of services conveniently through our NIU app and services stores. In addition, we seek to engage with our users on an ongoing basis using online and offline channels, such as NIU community. We cannot assure you that our services, including repair and maintenance service and NIU Cover, or our efforts to engage with our users using both our online and offline channels, will be successful, which could impact our revenues as well as our customer satisfaction and marketing.

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

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyright laws, trademarks, intellectual property licenses, contractual rights and any other agreements to establish and protect our proprietary rights in our technology. In addition, we enter into confidentiality and non-disclosure agreements with our employees, distributors, business partners and suppliers. See “Item 4. Information On the Company—B. Business Overview —Intellectual Property.” Statutory laws and regulations are subject to judicial interpretation and enforcement and may involve uncertainties. Contractual rights may be breached by counterparties, and there may not be adequate remedies available to us for any such breach.

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

As of December 31, 2025, we owned 617 patents, 1,028 registered trademarks and 33 copyrights relating to various aspects of our operations and two registered domain names, including www.niu.com. Of the 1,028 registered trademarks, 155 are registered in mainland China and 873 in other countries and regions. As of the same date, we had 137 applications for patents and trademarks pending in mainland China, Europe and other jurisdictions. For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

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

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from distributors and business partners than expected, which could harm our business and operating results.

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

We generally provide various warranties on different components and parts of our products and across different markets. In China, we mainly provide extended quality warranty for certain key components of electric scooter to our users, with terms varying from twelve months to a lifetime, subject to certain conditions, among others, including that warranty only applies to normal use and quality issues. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease demand from distributors, business partners and customers, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

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

Electric bicycles shall meet the safety requirements set out in the Safety Technical Specification for Electric Bicycle (GB17761-2024), or the New Electric Bicycle Standard, which was jointly issued by the SAMR and the National Standardization Administration of China on December 31, 2024 and came into effect on September 1, 2025. Such new standard stipulates requirements for fire resistance, total mass of plastic components, upper limit of vehicle weight, positioning, and pedal-assist system for electric bicycles. Safety Technical Specification for Electric Bicycle (GB17761-2018) was expired and abolished accordingly. See “Item 4. Information on the Company—B. Business Overview—Regulations” for further details.

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

Furthermore, the electric bicycles and motorcycles must pass various tests, undergo a certification process and finally be affixed with China Compulsory Certification prior to being delivered from the factory, being sold or being used in any commercial case, and such certification is also subject to periodic renewal. On March 14, 2019, the Opinions of the State Administration for Market Regulation, the Ministry of Industry and Information Technology and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles was promulgated. The opinions provide that the market supervision department shall strengthen the management of the China Compulsory Certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises and only allow vehicles that meet the New Electric Bicycle Standards and obtained the China Compulsory Certification flowing into the market. On October 1, 2024, the State Administration for Market Regulation, the Ministry of Industry and Information Technology, the Ministry of Public Security and the National Fire and Rescue Administration jointly issued the Announcement on Strengthening Electric Bicycle Product Access and Industry Standardized Management, emphasizing, among others, that national mandated standards for electric bicycle shall be strictly complied with and the compulsory certification shall be strictly implemented. On October 15, 2024, China Quality Certification Center issued the Notice on Implementation of the New Version of the Standard for CCC Certification of Electric Bicycles. Starting from November 1, 2024, entities seeking electric bicycle certification must follow this 2024 edition of CCC Certification. Certificates issued under the 2023 edition will remain valid, while the valid certifications issued prior to the 2024 edition must complete the certification changes by October 31, 2024, failure to do which will result in temporarily suspension, or even revocation of the certification if the changes are not completed within a one-year transitional period. We have obtained the China Compulsory Certification for all of our current products for sale, and will try to obtain the China Compulsory Certification for our future products. Effective December 1, 2025, in accordance with the New Electric Bicycle Standard, all electric bicycles sold must comply with such mandatory national standard, and electric bicycles sold must be certified and bear the CCC mark on the vehicle body, indicating that such electric bicycles have been certified by a designated certification entity and meets the New Electric Bicycle Standard. All designated certification entities for electric bicycles would cancel the CCC certification certificates issued based on the old version of such standard by December 1, 2025, and all CCC certification certificates issued based on the old standard that are suspended and cannot be reinstated shall be revoked by December 1, 2025. There is no guarantee, however, all series of our products will always comply with the China Compulsory Certification standard and satisfy the requirements of the China Compulsory Certification, or we will be able to renew our current certification or certify timely our new products in the future. If our products were found to be non-compliant with the China Compulsory Certification standard, we would be prohibited from selling such e-scooters in the Chinese market, which would in turn materially and adversely affect our sales and revenue and cause damage to our brand and result in liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Production of E-Scooter—Regulations on Product Quality.”

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

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our smart e-scooters. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

●	limited brand recognition (compared with our home market in China);
●	costs associated with establishing new distribution networks;
●	difficulty to find qualified business partners for overseas sales;
●	inability to anticipate foreign consumers’ preferences and customs;
●	difficulties in staffing and managing foreign operations;
●	burdens of complying with a wide variety of local laws and regulations, including personal data protection, battery, motor, packaging and labeling;
●	political and economic instability;
●	trade restrictions;
●	lesser degrees of intellectual property protection;
●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and
●	a legal system subject to undue influence or corruption.

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

In connection with the preparation of our consolidated financial statements for the fiscal year ended December 31, 2025, we did not identify any material weakness in our internal controls and our financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. A failure to maintain effective internal controls over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

If our distributors, business partners or suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing high-quality smart e-scooters while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control the business practices of our distributors, business partners or suppliers. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative distributors, business partners or suppliers which could increase our costs and result in delayed delivery of our products or other disruptions of our operations.

Violation of labor or other laws by our distributors, business partners or suppliers or the divergence of their labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our products if, as a result of such violation, we were to attract negative publicity. If we, or other players in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations and financial condition.

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

We were formed in September 2014, and we launched our first product, the NQi Series scooter, in June 2015. Despite experiencing significant growth since our inception, we have been facing uncertainties and pressures since 2022 that have affected our growth and results of operations. While our sales resumed growth since 2024, and we expect this growth trend to continue in 2026 with the launches of our new products, our historical growth rate may not be indicative of our future performance.

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

We believe our cash and cash equivalents, restricted cash, term deposits and short-term investments will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine in the future that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

In January 2016 and September 2018, our shareholders and board of directors approved the 2016 Global Share Incentive Plan and the 2018 Share Incentive Plan, respectively, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2016 Global Share Incentive Plan, as amended in March 2018, or the Amended and Restated 2016 Plan, is 5,861,480 Class A ordinary shares. Under the 2018 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 Class A ordinary shares, subject to certain annual increases. As of December 31, 2025, options to purchase 1,025,040 Class A ordinary shares and nil restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. As of December 31, 2025, options to purchase 2,612,928 Class A ordinary shares and 7,670,528 restricted share units had been granted and were outstanding under the 2018 Share Incentive Plan. In 2023, 2024 and 2025, we recorded RMB47.7 million, RMB24.2 million and RMB27.7 million (US$4.0 million) in share-based compensation expenses, respectively.

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

We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, if any of our senior management or key personnel joins a competitor or engages in a competing business, we may lose business, knowhow, trade secrets, distributors, business partners and key personnel. Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

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

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Niu Technologies would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

In addition, on December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country. However, the Cybersecurity Review Measures and the Regulations on the Network Data Security remain unclear on whether the requirements will be applicable to companies that have been listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations on the Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. Furthermore, on July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which became effective on September 1, 2022. The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. Additionally, on November 18, 2022, the CAC and the SAMR issued the Implementation Rules for Personal Information Protection Certification, which came into immediate effect. These rules provide important guidance on obtaining a personal information certification for the lawful cross-border transfer of personal information under the Personal Information Protection Law. The CAC also published various regulations in 2023 that offer important guidance on relying on standard contracts for transferring personal information out of the PRC, as well as on the applicable filing requirements. Due to changes in the cross-border data transfer regulatory landscape, we have been required to continuously review our existing data protection compliance framework. This review encompasses conducting data mapping exercises, obtaining separate consents from individuals, applying for security assessments with the CAC, and entering into standard contracts with our overseas affiliates for the transfer of personal information outside of the PRC. The CAC has also issued the First Edition, the Second Edition and the Third Edition of Guidelines for Application for Security Assessment of Outbound Data Transfer successively on August 31, 2022, March 22, 2024 and June 27, 2025, respectively, illustrating the specific requirements for declaration of the cross-border data security assessment, such as methods, processes and materials, and optimizes and simplifies the relevant materials that data processors need to submit.

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

On October 14, 2025, the CAC promulgated Measures for the Certification for Outbound Cross-Border Transfer of Personal Information, which became effective on January 1, 2026. These measures constitute a key pillar of the compliance framework for cross-border personal data flows. It provides a pathway for protection certification by third-party professional institutions approved by the Certification and Accreditation Administration of the People’s Republic of China for scenarios that do not meet the conditions for security assessment reporting but require standard contract filing. By establishing a certification mechanism with a three-year validity period, it aims to offer enterprises a relatively stable and predictable cross-border compliance option, promoting lawful and orderly data flows while ensuring security.

On October 28, 2025, the SCNPC promulgated Decision of the Standing Committee of the National People’s Congress on Revising the Cybersecurity Law of the People’s Republic of China, which became effective on January 1, 2026. The amended Cybersecurity Law comprehensively strengthen the legal liability framework, significantly increasing fines for various violations and providing robust grounds for regulatory enforcement. Concurrently, the amendments proactively respond to technological trends by enshrining the principle of state support for AI security governance in the general provisions for the first time. It also explicitly authorizes necessary countermeasures against foreign activities that threaten China’s cybersecurity, reflecting a top-level design that balances development and security.

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

Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with the regulatory restrictions on foreign investment in the relevant industries in mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert contractual control over the assets of the VIE and its subsidiaries which contributes to most of our revenues in 2025. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the VIE and our company as a group.

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

The VIE contributed most of our consolidated total revenues in 2023, 2024 and 2025. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The shareholders of the VIE have pledged all of their equity interests in the VIE to our WFOE pursuant to the equity pledge agreement under the contractual arrangements. An equity pledge agreement becomes effective between the parties upon execution. In November 2024, we completed the registration of the equity pledge under the third amended and restated equity pledge agreement with the local office of the State Administration of Market Regulation in accordance with the PRC Civil Codes.

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

The VIE and its subsidiaries hold assets that are important to our operations, and they contributed most of our consolidated total revenues in 2023, 2024 and 2025. Under our contractual arrangements, the shareholders of the VIE may not voluntarily liquidate the VIE or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which would materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

In addition, the global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

According to the PRC Anti-unfair Competition Law (revised in 2025), unfair competition, which refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of February 28, 2026, we had 156,872,176 ordinary shares issued and outstanding, comprising of (i) 141,650,156 Class A ordinary shares, and (ii) 15,222,020 Class B ordinary shares, among which 98,468,214 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

All of the 6,615,000 ordinary shares held by ELLY Holdings Limited, an entity beneficially and wholly owned by Dr. Yan Li and his spouse, and the 8,607,020 ordinary shares held by Niu Holding Inc., an entity beneficially and wholly owned by Mr. Token Yilin Hu, are Class B ordinary shares. Mr. Yan Li is the chairman of our board of directors and our chief executive officer, and Mr. Token Yilin Hu is our former director. Messrs. Yan Li and Token Yilin Hu collectively beneficially own an aggregate of 15,222,020 Class B ordinary shares, which represented 30.1% of our total voting power as of February 28, 2026. Therefore, Messrs. Yan Li and Token Yilin Hu have significant influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentration in voting power will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its result of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its respective subsidiaries, if any) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2025.

Since the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent declines in the market price of the ADSs and Class A ordinary shares increased our risk of becoming a PFIC. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the dose of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We are a Cayman Islands exempted company and most of our assets are located outside of the United States. Most of our current operations are conducted in mainland China. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets.

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

We commenced operations in September 2014 through Beijing Niudian, and launched our NQi series smart e-scooters in June 2015.

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

In May 2015, Niu Technologies Group Limited established a wholly-owned subsidiary in mainland China, Niudian Information.

Due to the legal restrictions on foreign ownership in companies that provide value-added telecommunications services in mainland China, we operate our NIU app, our website www.niu.com and other related business through Beijing Niudian, a mainland China company in which the equity interests are held by mainland China citizens. In May 2015, we began to conduct the business operations of Beijing Niudian and its subsidiaries through Niudian Information by entering into a series of contractual arrangements with Beijing Niudian and its shareholders.

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

On October 19, 2018, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “NIU”. We raised from our initial public offering approximately US$55.2 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

B.	Business Overview

We currently design, manufacture and sell high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our products and provide services to users. We sold 1,192,039 units e-scooters in 2025. The number of units sold in China market and international markets were 1,112,021 and 80,018, respectively. We sell and service our products through (i) our “city partner” system in China, which consisted of 623 city partners with 4,540 franchised stores in 320 cities in China as of December 31, 2025, (ii) our business partners in more than 40 countries overseas, including distributors, dealers and retailers, and (iii) our own online store and third-party e-commerce platforms.

Our award-winning products represent style, freedom and technology. Our brand “NIU” has inspired many followers and has enabled us to build a loyal user base. We offer the NIU app as an integral part of the user experience and will continue to develop new features within the app to enhance user loyalty. NIU community is established in various types, where fans actively organize NIU scooter-related events. Capitalizing on our premium brand, we have also been able to sell lifestyle accessories, which are well received by customers.

We have adopted a user-centric philosophy to design our products. We collect user feedback and product performance data to develop new products or functionalities to satisfy the unmet demand. All of our products are designed to embody the themes of style, freedom and technology through their unique design languages. We have built our smart e-scooters based on our advanced and innovative technologies, including smart technologies, powertrain and battery technologies and automotive-inspired functionalities.

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

For our product offerings in China, we built our product portfolio around the classic NQi, MQi, UQi series and subsequently introduced FQi series, and rolled out diversified products catering to different market needs such as the high-performance, high-end XQi electric motorcycle and NXT Hyper electric bicycle.

NQi Series

Our NQi series smart e-scooters mainly consists of the NXT, NLT, NST, and NT models. The NQi series is built to be high-performance, well balanced, and with a minimalistic aesthetic. Its design language is modern and minimalistic. The NQi series is equipped with advanced powertrain consisting of the high-energy-density battery pack with our proprietary battery management systems (BMS), high-efficiency motor, and our proprietary field-oriented controls (FOC) system that controls the electric motors. The NQi series features industry-leading, lightweight battery packs that deliver extended range. Its integrated BMS ensures safety and integrity by monitoring voltage, current, and temperature, where the technology is validated across five safety pillars: electrical, fire, mechanical, status monitoring, and anti-shock protection.

MQi Series

Our MQi series smart e-scooters mainly consists of the MT and MMT models. The MQi series is a cool and fresh-looking smart e-scooter designed for young urban users. Most of the MQi series models are smaller, lighter and more agile when cruising through urban traffic than that of the NQi series. The MQi series carries the NIU design language that puts a modern twist on the classic e-scooter design. The MQi series is designed to be ergonomic, bolstering natural and comfortable sitting posture and intuitive dashboard and switches layout.

UQi Series

Our UQi series smart e-scooters mainly consists of the U Max, U1E, U1One and U+ models. The UQi series is smaller and lighter than the NQi series and MQi series and carries the same NIU design language. The UQi series is designed to be ultra-light and ultra-compact. In December 2025, we launched the U1One model, which is specifically engineered to comply with the New Electric Bicycle Standard in China market.

FQi Series

The FQi series is a new popular series that quickly becomes a well-known style besides the classic halo light NMU series, mainly with the FX and FXT products. The FQi series draws inspiration from fighter jets and seamlessly incorporates NIU’s essential smart functionalities.

For our product offerings in overseas, we have two main categories: (i) electric motorcycles and mopeds, and (ii) electric micro-mobility products. While the electric motorcycle and moped category include some key products from the China market, the micro-mobility product category mainly focuses on kick-scooters and e-bikes.

XQi Series

The XQi3 is an electric dirt bike built for all environments. Its advanced suspension and rugged construction deliver a smooth, controlled ride, while the ergonomic design reduces fatigue to make riding easier.

KQi Series

The KQi series offers a wide range of products in the electric kick-scooter category. It includes the KQi Air, a high-end innovatively designed scooter, the KQi3 and KQi300, the high-performance products, and the KQi2, KQi200, KQi1 and KQi100, which are entry-level options. This diverse lineup lays a strong foundation to cater to a broad spectrum of users’ needs.

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

Lifestyle Accessories. Our NIU POWER line of lifestyle accessories include branding apparel, such as t-shirts, coats, jeans, hats, bags, and jewelry, and souvenirs such as notebooks, badges, key chains and mugs.

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

NIU Store

We have launched a dedicated in-app store within our NIU app to offer NIU-branded accessories. Additionally, users can explore our featured models and view purchase details in our NIU Store.

NIU Social

The social tab is the forum for NIU users to post photos, chat, set up a gathering, and share fun in riding and daily life.

NIU Points

It is a user loyalty program designed to enhance user engagement and activity. The NIU Points are earned through joining special events, publishing original content, interacting with other users, among others. NIU users can redeem the earned points for exclusive NIU badges, NIU accessories, and coupons.

Our NIU Brand

Our brand represents style, freedom and technology. We design and market our products purposefully to reinforce consumer perception of “NIU” as a premium smart e-scooter brand.

Our brand and products are globally recognized and have received prestigious accolades. Our signature NX and U+ models were honored with the Red Dot Product Design Award, and each of our popular NQi, MQi and UQi series has repeatedly launched models that have won international awards, such as the iF Design Award and the Better Design Award, among others. In addition, our brand has received several national-level awards, while gaining recognition from media and authoritative institutions, including the “Good Company 50” by Jiemian News and the “Reputation List of Listed Companies” by National Business Daily. These awards reinforce our technological leadership and further enhance NIU’s brand visibility.

We conduct various marketing and branding activities to establish NIU as a premium brand. We actively participate in global exhibitions and roadshows in various countries, such as EICMA in Milan and AIMExpo in Las Vegas, where we unveil our innovative product lineup and advanced mobility solutions. These initiatives reinforce our technological leadership and boost NIU’s brand visibility.

We also collaborate with a diverse range of top brands, trendy groups and famous IPs, including collaborations with Razer, The North Face, Kumamon, JD Gaming, Alipay and Amaps, to conduct marketing activities aimed at promoting our brand, engaging with youth demographics and reinforcing a stylish urban lifestyle image.

Additionally, we implemented a comprehensive marketing strategy on platforms like Douyin, Tmall and JD through coordinated live-streaming and promotions with over 2,000 stores, achieving simultaneous growth in both brand exposure and GMV.

To elevate our global brand recognition, we expanded our retail presence through strategic partnerships with premier retail brands such as Best Buy in the United States and MediaMarkt in Europe.

NIU Community

We have cultivated a highly dedicated and growing base of NIU fans. Our users are proud owners of NIU smart e-scooters with high levels of engagement. We endeavor to build an interactive and dynamic social community to further convey our brand image as a trendy and youthful urban lifestyle brand. Formed and run by enthusiastic NIU fans, our NIU community organizes various events, such as new product test drives, charity rides, and scooter parades. We support the NIU community with products, designs and communication channels. To further expand the NIU community and increase brand loyalty, we have facilitated the creation of virtual NIU communities by our users via social media platforms such as WeChat, REDnote, and Douyin. We have a dedicated user interaction team that closely monitors and actively participates in various interest groups, such as photography and video group, accessories group, riding group, etc., to interact with users online. In these groups, our users share user-generated content, such as video clips and photos. These interactions and broadcasts enhance our brand image and help our community reach more users.

We have established a user loyalty program, NIU Point, to encourage user participation in interest groups and redemption of NIU badges, accessories, and coupons, leading to a truly better urban life. Our community creates a network effect that benefits our brand.

Data Analytics—NIU Big Data

We have developed our user and scooter data analytics capabilities, which enable us to collect and analyze massive relevant data to deepen our understanding of the smart e-scooter performance, user behavior and operational insights.

We have accumulated massive amount of data from multiple sources. We currently collect 462 types of data points covering 72 dimensions such as humidity, lighting and temperature, from our Cloud ECU and up to 32 sensors installed on each smart e-scooter. As of December 31, 2025, our NIU app had been connected with approximately 4,540,000 smart e-scooters, which had accumulated approximately 37.9 billion kilometers of riding distance of data. We also collect data from our NIU app, company’s websites, e-commerce platforms, as well as through providing repair and maintenance services.

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

After-Sales Services

We offer comprehensive after-sale services including value-added services. Our warranty is complemented by value-added services such as repair and maintenance service and NIU Cover, which can be conveniently ordered through NIU app, service hotline, or at our franchised stores. In addition, we provide various services through our NIU app, including NIU Rescue and location of our service centers, and theft reporting. Furthermore, we have been gradually implementing a more intelligent battery maintenance and fault prediction system. By analyzing factors such as user charging habits, driving distance, and environmental temperature, we create personalized user profiles that, when combined with adaptive battery management technologies, enable more efficient and intelligent battery maintenance. Additionally, we are incorporating artificial intelligence to learn from and analyze historical fault data, providing intelligent support for predictive maintenance. We believe all these services together will create a satisfying user experience throughout the e-scooter life cycle. Through these services, we aim to make ownership “worry free” and allow our users to truly enjoy riding and owning our e-scooters.

Warranty Policy

We provide limited warranties to our users for terms that vary from three months to a lifetime, subject to certain conditions, such as normal use. For certain key components of e-scooters, we mainly provide quality warranties varying from twelve months to a lifetime. For battery packs, warranties generally range from twelve months to sixty months or 10,000 to 40,000-kilometer warranty, depending on the models.

For other components of the e-scooters, we provide quality warranties varying from three months to three years, depending on the parts. We are responsible for replacing or repairing the faulty products during their respective warranty terms. The warranty on certain parts of our e-scooters is covered by our suppliers’ back-to-back warranty and thus we are entitled to have the suppliers replace or repair the faulty parts.

Repair and Maintenance Service

We provide regular after-sales maintenance service to our e-scooters. Our regular maintenance services include scooter exterior check, mechanical structure service, motor system check, electrification service, battery maintenance service, tire pressure check and cleaning services. Based on user’s driving behavior and mileage.

Our e-scooters are primarily serviced through our franchised stores and our authorized service centers, which provide repair, maintenance and bodywork services.

NIU Cover

In November 2015, we introduced NIU Cover, a service package designed to offer users comprehensive service protection entitlements. This offering not only provides access to insurance services from third-party insurers—covering accidental injury, scooter loss, and third-party liability—but more importantly, it includes an extended term of NIU Smart benefits (smart services accessible via the NIU App), basic vehicle maintenance, discounts on peripheral products, vouchers for full-body shell replacement, and coupons for battery warranty extension services.

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

NIU Energy Smart Power Technology

Our evolving NIU Energy smart power technology combines reliable and proven cell components, innovative hardware system design and an intelligent BMS. We adapted the technology to create a portable, lightweight, safe and reliable battery pack that is suitable for e-scooters. We analyze the riding data from our smart e-scooters to locate and refine the critical point of discharge within the safe range of the battery, develop our proprietary energy efficiency matrix PACK, dynamically calibrate the intelligent BMS chips, optimize the charging dynamic balance algorithms, and integrate our EBS kinetic energy recovery system, motor, and power control unit.

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

Battery Management System

In addition to robust hardware, our battery packs feature an intelligent battery management system, or BMS. The BMS monitors the voltage, current and temperature of the battery in real-time, and regulates power consumption.

The core of our proprietary BMS is the self-adaptive SoC algorithms that optimizes the balance between performance and battery life, provides accurate range predictions based on the data and analysis of the riding behavior of the users and the discharging characteristics of the battery cells. Additionally, we have integrated the lead-acid battery power algorithm library into the scooter controller, which significantly improving the accuracy of the power display without incurring additional costs. This allows users to more intuitively and reliably understand the remaining battery level and estimated range. The system also supports functions such as low battery alerts and automatic switching to energy-saving mode, further enhancing the overall riding experience and ease of use.

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

DCDC power system. Our DCDC power system provides a safer, more efficient and more stable power supply. By leveraging an optimized circuit architecture, intelligent control algorithms, and a high-density integrated design, the system substantially increases operational efficiency while reducing thermal output, physical volume, and overall weight. These improvements optimize both the scooters’ control performance and structural layout. The system’s built-in protection mechanisms also offer multiple safeguards, including short circuit, overcurrent, overvoltage, and overtemperature protection, ensuring safe and reliable power delivery for the entire scooter.

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

Driver Assistance

We have developed various driver assistance technologies to enhance the rider experience of our smart e-scooters such as hill hold control, downhill assist, zero-force walk assist, traction control system and bi-directional throttle control system, automatic headlights, automatic return indicators, cruise control and smart self-diagnosis systems.

We continue to look for ways to enhance user experience. We have developed adaptive responses to road conditions, active safety systems, and applied them to our latest version of Cloud ECU. We are currently working on the development of, among others, active safety systems, self-balancing systems and driving assistance systems. These advanced systems are developed in tandem with the new product series.

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

Design and Engineering

We maintain comprehensive in-house design and engineering capabilities, encompassing all stages of scooter engineering from initial concept to final production.

User-Centric Philosophy

We adopt a user-centric approach in our product design and development. Our products are designed based on quantitative data and qualitative feedback collected directly from our smart e-scooters and users. By maintaining a continuous connection with our vehicles and proactively interacting with users, we have established an instant feedback loop that drives an agile product development process.

We systematically collect and analyze large volumes of product performance and behavioral data from scooters on the road, as well as from our NIU app and website. Furthermore, we conduct comprehensive surveys and analyze community feedback to identify areas for improvement. Utilizing these concrete insights, we continuously iterate on our offerings, having successfully deployed practical functionalities such as cruise control and automatic headlights. We also leverage this data to deliver regular over-the-air (OTA) firmware updates, optimizing scooter performance and the overall user experience.

Our research and development team comprises seasoned engineering professionals with extensive industry experience. Their technical expertise, combined with our data-driven philosophy, enables us to consistently design and deliver high-performance smart e-scooters.

Platform-based Engineering System

We utilize a platform-based engineering system anchored by standardized vehicle control and data connection architecture. Under this new smart architecture, we have standardized the design of dashboards and combination switches across various specifications to meet platform requirements. This approach allows for flexible configurations—including integration with Linux-based dashboards for diverse scenarios—balancing product uniformity with the specific needs of different price points and product definitions.

This systematic approach allows us to efficiently develop distinct product lines sharing the same voltage requirements, enabling rapid adaptation of our existing production lines for new models. Furthermore, cross-platform component sharing significantly accelerates our engineering phase and maximizes R&D efficiency, while enhancing overall system stability and maintainability.

For instance, two vehicles built on the same 48V platform can share identical battery pack solutions, the BMS, FOC, and motors, allowing for highly adaptable configurations. By standardizing these core components, we systematically shorten our design timelines, accelerate time-to-market, and lower manufacturing costs.

Industrial Design

Industrial design plays a crucial role at NIU. By utilizing design thinking, our team identifies critical user pain points and delivers optimized solutions for daily urban commuting. Our product lines speak a distinctive and consistent family design language, combining contemporary aesthetics with thoughtful functionality. We prioritize both safety and user experience. For instance, we strategically use signature lighting designs to establish distinct product identities across different series, such as the iconic “Halo” headlamp. It integrates a daytime running light with our LED headlamps, providing an ultra-wide arc of light for improved night vision. Furthermore, our vehicles integrate advanced safety and intelligent features as standard, including traction control systems and keyless NFC or Bluetooth unlocking capabilities. The accompanying NIU app seamlessly connects with the vehicle, offering users real-time insights into battery health, remaining mileage, and remote diagnostics to improve overall customer support.

We believe good design should deliver an exceptional user experience. Therefore, our team has conducted intensive testing and mock-ups for ergonomic studies. This rigorous process allows us to translate our design philosophy into targeted products that cater to different customer bases. For example, our NX model embodies modern mobility with a focus on dynamic aesthetics. Its sculpted bodywork, minimalist contours, and technological elements strike a balance between contemporary design and powerful performance. This unique positioning attracts sophisticated consumers seeking cutting-edge technology, enhancing our brand’s competitiveness. Complementing this, the FX model introduces a fresh, mecha-inspired aesthetic. With its angular body and integrated lighting, the FX model offers a futuristic, high-tech appeal, providing an accessible way for young consumers to experience smart electric scooters. Through this strategic alignment of industrial design, intelligent functionality, and precise market segmentation, we continuously strengthen our product portfolio and appeal to a diverse global user base.

NIU Innovation Lab

Our NIU Innovation Lab drives our advanced research and development across several key areas, which include our user experience design, smart electronic research, powertrain design, industrial design and product planning.

The Lab focuses on industrial design, structural design, smart electronics research, power electronics research, user data analysis, business intelligence system development and user experience research. The Lab and our research and development team played a crucial role in the creation of the 617 patents we held as of December 31, 2025. We also entered into a definitive Development Collaboration Agreement in March 2019 with one of the world’s leading automobile manufacturers regarding joint development of Micro-mobility solutions, which was carried out by the Lab.

Global R&D and Manufacturing Base

Our global R&D and manufacturing base commenced operation in December 2019. Located in Changzhou, China, the facility hosts, among others, our proprietary R&D laboratories for our BMS intelligent battery management system, FOC magnetic field-oriented control system, EBS electronic brake system, Cloud ECU intelligent central controller and NIU Inspire big data analysis system, as well as a quality laboratory for comprehensive and standardized testing of the components and vehicles.

Manufacturing and Fulfillment

We design, manufacture and sell electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. We view the manufacturers and suppliers we work with as key partners through our product development process and leverages their industry expertise to ensure that each product that we produce meets our strict quality standards.

Production facility

We keep the majority of the assembly of our electric motorcycles, mopeds, bicycles, as well as kick-scooters in our own production facility, while cooperating with a motorcycle manufacturer with required qualifications to manufacture the certain electric motorcycles models. We operate two manufacturing facilities in Changzhou, China. Our global R&D and manufacturing base includes two phases of construction. Phase I facility commenced operation in December 2019, and covers around 50,000 square meters. Phase I layout includes four semi-automatic assembly lines, a highly efficient double-decker logistics facility, a products showroom, and a dedicated quality control laboratory. The designed production capacity under Phase I is 700,000 units per annum, which increased our total production capacity to over 1,000,000 units per annum. Phase II facility covers around 61,000 square meters and started production from September 2021, which increased our total production capacity to over 2,000,000 units per annum.

Supply Chain Management

We purchase key components from our suppliers, such as batteries, motors, tires, battery chargers and controllers. We strategically select our suppliers to avoid over-concentration, control our cost and maintain a good relationship with our suppliers.

To avoid over-concentration of supply and manage costs and product quality, we generally engage more than two suppliers for each of our key components. For example, we source batteries from multiple leading suppliers. We select our suppliers based on a variety of criteria, including, among others, production capacity, technological sophistication, quality assurance, professional certification, manpower adequacy, financial position and environmental compliance. In addition, we review the performance of our suppliers and make necessary adjustments to our supply chain, including termination of under-performing suppliers. We have been able to maintain good and long-lasting relationships with our suppliers.

We also have strong bargaining power on procuring components and raw materials, which enables us to effectively defend ourselves against price increases and fluctuations. We diversify our source of each type of raw material from at least two suppliers. Typically, we enter into a supply framework agreement with each of our raw material suppliers, under which our procurement price is generally set as the predefined standard cost of the supplier plus a specified mark-up, and discount, subject to macro and micro environment.

We place great emphasis on the prudent management of our inventory level. We formulate holistic plans for our production, warehousing and logistics, by tracking a variety of factors, including, among others, historical sales data, sales forecasts and customization requests. With smooth turnover between production and logistics, we are able to maintain an optimal inventory level, to fulfill our orders and avoid over-stock at the same time. Our inventory turnover days were 73, 71 and 74 for 2023, 2024 and 2025, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Quality Control

We believe that the quality of our products is crucial to our growth. We place great emphasis on quality control, set up dedicated team and implemented stringent monitoring and quality control systems to manage our operations.

Our quality control system starts from procurement. Before entering our production flow, the components must be certified for quality. We also perform quality reexaminations and unannounced inspections on components in the mass production flow. We review the performance of our suppliers based on the defective percentage of their supplies, and adjust the amount of procurement from them accordingly. We typically enter into a quality control agreement with each of our suppliers, under which we may seek remedies against our suppliers, such as damages and rectification, in the event the supplies fall below the quality standard or exceed minimum defective percentage.

Our quality control system covers each stage of our production process. When we establish or adapt an assembly line for a new product or model, we trial-run the assembly line to produce a sample for quality examination. The assembly line can start mass production only if the produced sample is of adequate quality. When the in-progress product moves from one section to another along the assembly line, it must be checked for quality by the responsible assembly specialists in both sections. After completion of assembly, our quality control personnel will perform overall quality inspection and road-test on the products in accordance with relevant protocols. A product may be shipped out of manufacturing facility only after it passes all quality control examinations and is properly documented as such. We also track the acceptance status of our products when they reach our distributors, business partners or customers. By logging and breaking down the pass rates along our products in the production process, we are able to identify our quality control weak spots, and improve our operation accordingly.

Our global R&D and manufacturing base includes a dedicated quality control laboratory equipped with full-automatic and semi-automatic instruments for components testing, and proprietary inspection systems for battery cell quality testing.

We have not experienced any massive product recall, massive refunds or other quality control outbreak since we started to sell e-scooters.

Fulfilment

Leveraging our excellent production and big data capabilities, we are able to achieve fast turnaround time fulfilling orders placements. We ship our products generally 7 to 15 days following placement of order and receipt of payment from our city partners in China. For overseas business partners, delivery generally takes 30 to 60 days following the receipt of down payment under FOB terms, or 5 days fulfilled from our overseas warehouses. Orders from our official website or other e-commerce platforms are faster to fulfill, usually within five days.

Through proactive planning, we are able to estimate the distribution of orders in a certain period of time and improve the predictability of our order fulfillment. For example, our franchised stores must timely submit their revolving order plans for the period of the following two weeks and following three months. We incorporate such order plans, in addition to other information, into our holistic planning of production, warehousing and logistics, which in turn helps us achieve fast turnaround to fulfill order placements. Similarly, we take into consideration of the capacity constraint of the factories and frontload the productions ahead of each peak sales season.

We have different shipping methods for our finished products depending on the type of the distribution channel: (i) for our offline domestic distribution channels, our city partners and franchised stores are responsible for logistics from the moment products are rolled out of the factory; (ii) for local business partners in international markets, we ship our products mainly under FOB or DDP terms; and (iii) for online shopping platforms such as our official website and third-party platforms such as Amazon.com, we ship our products through third-party delivery services.

Omnichannel Retail Model

We have established a distinct omnichannel retail model network to sell our products and provide service to our customers. As of December 31, 2025, we sold our products through 4,540 franchised stores in 320 cities in China and through business partners in more than 40 countries overseas, as well as on our own online store and third-party leading e-commerce platforms. We also leverage our omnichannel retail network to deliver peripheral services such as maintenance and repair, and to collect data for business insights.

Offline Distribution Network

City partners and franchised stores

In China, our offline retail channels consist of city partners and franchised stores. Our “city partner” system plays an important role in our offline sales strategy. City partners are our exclusive distributors who either open and operate franchised stores or sign up franchised stores. Leveraging our data analytics and their local knowledge, the city partners select store location and manage the franchised stores. The “city partner” system allows us to optimize store location selection, manage stores efficiently, and maintain our inventory at a low level.

To become our city partner and run our franchised stores, a potential partner must meet certain qualifications and possess the prerequisite capabilities specified in the standard franchise agreement, including, among others, adequate and relevant experience, minimum working capital and sound knowledge of local business environment. The stores also have to meet certain requirements that we formulate and adjust from time to time, such as being in a location reasonably accessible and convenient for our targeted users, having adequate square footage, having at least three years of lease term if under leasehold, and having a layout and decorative style that conform to the architectural specifications.

Our city partners and franchised stores are an extension of our brand. Our franchised stores adopt a consistent design and layout, provide consistent shopping experience. We enter into a standard distribution agreement with each of our city partners. Each city partner may only offer such products and services, in the specified region and manner, as provided under its respective distribution agreement. The city partners also have to comply with our internal policies regarding performance review, branding and confidentiality. To ensure orderly allocation of customer resources between the city partners, we maintain a stringent distribution management system, under which all the city partners must sell at or above the guidance retail price we set, and must strictly comply with all relevant requirements and guidelines. The city partners purchase the products from us, and are responsible for the logistics, warehousing, and distribution to franchised stores. We do not charge any initial fees or continuing fees to our city partners or franchised stores.

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

Overseas Sales Network

We export our products to business partners in over 40 countries overseas, including distributors, dealers and retailers. We manufacture and customize our products based on the requirements of our international customers and we ensure our exported products are in compliance with the standards of the local markets.

In international markets, we establish our sales network by engaging with local distributors and retail partners, and by setting up local entities. A potential business partner must meet certain qualifications and possess certain prerequisite capabilities, including, among others, preexisting business presence in motorcycles or consumer electronics and established comprehensive sales and service network to be eligible as our business partners. In addition, our business partners must share our vision in the promising future of smart and eco-friendly transportation products, and embrace our innovative marketing models.

Typically, we enter into a distribution agreement with our business partners, under which the business partners will commit to a minimum annual purchase amount from us, for a period of one to three years. Our shipping arrangements with business partners are mainly under FOB or DDP terms.

We position our products as fashionable, premium urban mobility tools in international markets. Our business partners sell our products primarily in the following three types of stores in international markets:

●	branded flagship stores, which are located in the core business areas in major cities, have a space of over 100 square meters, and carry our smart e-motorcycles and e-mopeds exclusively.
●	shop-in-shop stores, which are located in downtowns in major cities, where the entire store has a space of over 100 square meters, and have a designated section for our smart e-motorcycles and e-mopeds with a space of around 30 square meters.
●	other point of sales, which are licensed to carry our smart e-motorcycles and e-mopeds on a non-exclusive basis.

In our micro-mobility product category, we have established offline sales channels by engaging with our retail partners, such as Best Buy in the United States and MediaMarkt in Europe. Through these retail partners, we were able to place our products in over 1,000 physical locations in the United States and Europe as of the end of 2025.

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

Marketing

We focus on promoting awareness of our brand generally and in particular as a lifestyle brand with smart e-scooters globally. Our brand and our e-scooters are marketed to retail customers through digital and experiential activities as well as through promotional and advertising activities. We aim to engage in cost-effective marketing activities by taking advantage of social media and to build an online and offline ecosystem of users that will promote awareness of our brand. To a lesser extent, we engage out-of-home advertising, such as through billboard advertising in cities, advertising on transportation stops, and etc. Our marketing efforts include the following:

Online marketing

Leveraging our sophisticated data analytics capabilities, we are able to gain a deep understanding of our target customer profiles, such as demographics and interests. With this knowledge, we precisely direct our marketing efforts through targeted online channels to efficiently reach new customers with matching profiles or existing customers for repeat purchases. We conduct online marketing through channels such as e-commerce platforms, online video platforms, social media, and search engines. We also leverage the major media popular with our target groups to regularly publish news and updates about our company, such as our product launch events. We conduct joint marketing activities with other brands. We also utilize our social media accounts and the NIU app to distribute original content to, and interact with, our followers and users. Through these efforts, we deliver key messages to achieve effective marketing.

Offline marketing

We conduct offline marketing and advertising through product roadshows, ads on transit stops, LCD billboards, exhibitions and festivals. To achieve greater efficiency in our offline marketing, we leverage smart riding data collected from our e-scooters. In each city, we utilize a data analysis function that shows anonymously where NIU users ride and park our e-scooters, as well as where potential users are concentrated. These data results allow us to select optimal offline advertising locations, such as bus and subway stops, train and airport terminals, residential buildings, LCD billboards, stadiums and exhibition centers, to reach our target consumer groups or organize product roadshows in the most relevant venues.

Integrated marketing

Leveraging our excellent product quality, trendy and youthful brand image, and strong customer loyalty, we utilize integrated marketing strategies to establish NIU as a premium and smart e-scooter brand. We actively participate in EICMA, a leading global exhibition for electric mobility, to demonstrate our brand and technology leadership globally. We also regularly attend other kinds of exhibitions.

We consistently collaborate with top brands, trendy groups and famous IPs to organize marketing activities aimed at promoting our brand, including collaborations with Razer, The North Face, Kumamon, JD Gaming, Alipay and Amaps. In 2025, we deepened our collaboration with the popular game “Game for Peace.” This ongoing partnership provides an immersive touchpoint for young gamers to connect closely with the NIU brand in the gaming environment, further deepens brand penetration into youth demographics, and strengthens our brand recognition among next-generation audiences.

We execute comprehensive marketing activities on platforms like Douyin, Tmall and JD, featuring new product launch livestreams, local lifestyle livestreams, and e-commerce festival promotions, alongside collaborations with KOLs for product endorsements. These activities achieved record-breaking performance across all platforms, driving significant traffic growth for our retail partners, enhancing brand exposure, and fueling a substantial increase in retail GMV.

We organize corporate events, including new product launches and key milestone media events. Our product launch events have been attended by large live audiences and have also received extensive media coverage. We have held dedicated launch events for our flagship models under the NQi, MQi, UQi, FQi, KQi, SQi, and XQi series, in which we emphasize product performance to highlight our technological capabilities, reinforce our premium brand positioning, and promote the NIU lifestyle.

Overseas marketing

We invest in overseas marketing with a view to raise our brand awareness in international markets. We adopt a dynamic marketing strategy that combines traditional public relations, tactical digital marketing, and strategic retail and event marketing.

Our active participation in global, national, and industrial exhibitions and roadshows has significantly elevated the NIU brand’s visibility internationally. In addition to EICMA in Milan, we attended AIMExpo in Las Vegas, IMOT in Munich and Salon Du 2 Roues in Lyon, all of which are well-known in the global mobility industry.

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

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. In addition, we enter into confidentiality and non-disclosure agreements with our employees, distributors, business partners and suppliers. The agreements we entered into with our employees also provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

Our intellectual property rights are critical to our business. As of December 31, 2025, we owned 617 patents, 1,028 registered trademarks and 33 copyrights relating to various aspects of our operations and two registered domain names, including www.niu.com. Of the 1,028 registered trademarks, 155 are registered in mainland China and 873 in other countries and regions. As of the same date, we had 137 applications for patents and trademarks pending in mainland China, Europe and other jurisdictions.

Regulations

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in mainland China and our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Production of Electric Bicycles

On July 9, 2005, the State Council of the PRC promulgated the Regulation of the PRC on the Administration of Production License for Industrial Products, or the Production License Regulations, which was last amended on July 20, 2023 to take effective on the same date. On April 21, 2014, the General Administration of Quality Supervision, Inspection and Quarantine, or the AQSIQ, issued the Measures for the Implementation of the Regulations of the PRC Administration of Production Licenses for Industrial Products, or the Measures, which was recently revised by the SAMR on March 18, 2025. The latest version took effect on May 1, 2025. According to the Production License Regulations and the Measures, any enterprise that has not obtained a production license for a product listed in the Announcement of the Product Catalog Implementing the Production Licensing System, or the Production Catalog, which was issued by the General Administration of Quality Supervision, Inspection and Quarantine (abolished), or the AQSIQ on November 20, 2012, must not produce the relevant product. An enterprise must file an application to the provincial administration of quality and technology supervision for the license of producing the products listed in the Production Catalog. Otherwise, the authorities can impose fines and other administrative sanctions, and serious violations may result in criminal liabilities. According to the Production Catalog, most of our products are classified as electric bicycles, which are industrial products that fall within the scope of Production License Regulations and Measures. Thus, we have obtained the appropriate production license thereof. On June 24, 2017, the State Council issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was canceled and was changed to implement mandatory product certification management. According to Announcement on the Issuance of Administrative Arrangements for the Transformation of Electric Bicycle Products from Licensing to Compulsory Product Certification by the SAMR and the National Standardization Management Committee on July 2, 2018, the transition period from production license management of electric bicycle to China Compulsory Certification management was from August 1, 2018 to April 14, 2019. The Safety Technical Specification for Electric Bicycle (GB17761-2024) promulgated by the SAMR and the National Standardization Management Committee on December 31, 2024 and effective on September 1, 2025, is the main national standards governing electric bicycles. The New Electric Bicycle Standard replaced the General Technical Requirements for Electric Bicycles (GB17761-2018), or the Old Standard, which were issued by the Quality and Technology Supervision Bureau on May 15, 2018 and became effective from April 15, 2019 and has been replaced by the updated Safety Technical Specification for Electric Bicycle (GB17761-2024), which became effective on September 1, 2025. On October 1, 2024, the State Administration for Market Regulation, the Ministry of Industry and Information Technology, the Ministry of Public Security and the National Fire and Rescue Administration jointly issued the Announcement on Strengthening Electric Bicycle Product Access and Industry Standardized Management, emphasizing, among others, that national mandated standards for electric bicycle shall be strictly complied with and the compulsory certification shall be strictly implemented. On October 15, 2024, China Quality Certification Center issued the Notice on Implementation of the New Version of the Standard for CCC Certification of Electric Bicycles. Starting from November 1, 2024, entities seeking electric bicycle certification must follow this 2024 edition of CCC Certification. Certificates issued under the 2023 edition will remain valid, while the valid certifications issued prior to the 2024 edition must complete the certification changes by October 31, 2024, failure to do which will result in temporarily suspension, or even revocation of the certification if the changes are not completed within a one-year transitional period. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.” Furthermore, on April 21, 2023, the MIIT issued certain recommended industrial standards on the production and design standards of electric bicycles and spare parts, including the Technical Specifications for Handlebar of Bicycles (QB/T 1715-2023), the Specifications and Dimensions of Lithium-ion Battery for Electric Bicycles (QB/T 4428-2023), the General Technical Specifications for Electric Bicycles (QB/T 5869-2023), and the General Technical Specifications for Electric Bicycles’ Electronic Control Units (QB/T 5870-2023), all of which came into effect on November 1, 2023, for enterprises’ reference.

Regulations on Qualification of Production of Electric Motorcycles

Pursuant to the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Measures, issued on November 30, 2002 and the Implementing Rules of the Administration Measures for Access of Motorcycle Manufacturing, or the Motorcycle Manufacturing Rules, issued on December 31, 2002, enterprises must pass the production access examination and obtain the Motorcycle Production Access Certificate before manufacturing motorcycles in mainland China, and if an enterprise conducts a motorcycle manufacturing consignment, both the consignee and the consignor are required to obtain the Motorcycle Production Access Certificate. Pursuant to the General Specifications for Electric Motorcycles and Electric Mopeds, or the General Specifications, which was issued on June 25, 2009 and effective on January 1, 2010, the General Specifications applies to electric motorcycles and electric mopeds, which was replaced by the updated General Specifications for Electric Motorcycles and electric（GB/T 24158-2018), effective on April 1, 2019. On January 14, 2010, the MIIT, issued the Circular on Matters Related to Electric Motorcycle Production Enterprises and Product Access Management, or the Circular, which imposes production restrictions on enterprises who currently produce or intend to produce electric motorcycles. Such enterprises must satisfy the MIIT’s access requirements and be on the list of the Announcement on Vehicle Manufacturers and Products before continuing or commencing production. On November 27, 2018, the MIIT promulgated the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, which became effective on June 1, 2019 and replaced the Motorcycle Manufacturing Measures and the Motorcycle Manufacturing Rules. According to the Administration Measures for Access of the Road Motor Vehicle Manufacturing Enterprises and Products, the authorities will continue to implement a classified access administration of enterprises engaged in the manufacturing of road motor vehicles and road motor vehicle products, and road motor vehicle design enterprises are encouraged to cooperate with or consign to licensed road motor vehicle manufacturing enterprises in manufacturing process. We entered into a manufacturing cooperation agreement with a motorcycle manufacturer with required qualifications to manufacture certain models classified as electric motorcycles. Besides, Jiangsu Xiaoniu has been listed in the Road Motor Vehicle Manufacturers and Products List (batch 327) issued by MIIT on January 13, 2020 as an enterprise permitted to manufacture motorcycles and we have obtained the World Manufacturer Identifier (WMI) and Vehicle Identification Number (VIN). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

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

Under the Application Scope of the First Batch of Products Implementing Mandatory Product Certification Catalogue effective on July 1, 2002, motorcycles and bicycles with gasoline and other engines were within the product catalogue that must apply the compulsory product certification. The Administrative Regulations for Compulsory Product Certification was promulgated on July 3, 2009, amended on September 29, 2022, and took effect on November 1, 2022, pursuant to which that several specified products must not be delivered, sold, imported or used in other business activities until they complete the compulsory product certification and be labeled with certification mark. However, on June 24, 2017, the State Council issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was canceled and was changed to implement mandatory product certification management. According to Announcement on the Issuance of Administrative Arrangements for the Transformation of Electric Bicycle Products from Licensing to Compulsory Product Certification by the SAMR and the National Standardization Management Committee on July 2, 2018, the transition period from production license management of electric bicycle to China Compulsory Certification management was from August 1, 2018 to April 14, 2019. On March 14, 2019, the Opinions of the SAMR, the MIIT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provides that the market supervision department shall strengthen the management of China Compulsory Certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and shall only allow vehicles that meet the Electric Bicycle Standard and obtained China Compulsory Certification flowing into the market. We have obtained China Compulsory Certification for all of our current for-sale products, and will try to obtain China Compulsory Certification for our future products. On December 27, 2025, the National Certification and Accreditation Administration issued the Announcement of the National Certification and Accreditation Administration on the Pilot Reform of the China Compulsory Certification Mark for Power Banks and Other Products, which requires that, starting from March 1, 2026, electric bicycles and their safety accessories that newly obtain CCC certification certificates must bear a CCC traceability QR code in accordance with the requirements of this announcement before they may be manufactured, sold, imported, or used in other business activities. We will affix the CCC traceability QR code to electric bicycles and safety accessories for which we newly obtain CCC certification certificates in the future. See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Business and Industry—Our products are subject to safety standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.”

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

Regulations Relating to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and amended on April 6, 2004, November 7, 2016, December 30, 2022, and December 27, 2025 and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce on June 25, 2004, effective on July 1, 2004, and amended on August 18, 2016, November 30, 2019 and May 10, 2021, foreign trade operators engaged in the import and export of goods or the import and export of technology must register with the Ministry of Commerce or its authorized institution. In addition, if an entity imports or exports goods as consignee or consignor, it shall file with customs according to the Provisions of the People’s Republic of China on the Administration of Recordation of Customs Declaration Entities, promulgated on November 19, 2021 and came into effect on January 1, 2022. We have made filings with authorities pursuant to the applicable provisions.

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

Regulations Relating to Foreign Debt

On January 8, 2003, the NDRC, Ministry of Finance and SAFE promulgated the Interim Provisions on the Management of Foreign Debts, which was amended on July 26, 2022 and became effective on September 1, 2022, pursuant to which the summation of the accumulated medium-term and long-term debts borrowed by foreign-invested entities and the balance of short-term debts shall not exceed the surplus between the total investment in projects approved by the verifying departments and the registered capital, or the Surplus Limit. Within the range of the Surplus Limit foreign-invested entities may borrow foreign loans at their own will. If the loans exceed the Surplus Limit, the total investment in projects shall be reexamined by the original examination and approval departments. In addition, on January 11, 2017, People’s Bank of China promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets out an upper limit for mainland China entities, including foreign-invested entities and domestic-invested entities, regarding their foreign debts, or the Financing Limit. Pursuant to PBOC Circular 9, the Financing Limit for entities shall be calculated based on the following formula: the Financing Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. As to net assets, entities shall take the net assets value stated in their respective latest audited financial statement in calculation; the cross-border financing leverage ratio for enterprises is two (2); the macro-prudent regulation parameter is one (1). PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts. PBOC Circular 9 stipulates a one-year transitional period, or Transitional Period, from its promulgation date for foreign-invested entities, during which they could choose the calculation method of foreign debt upper limit based on either (i) the Surplus Limit, or (ii) the Financing Limit. After the Transition Period, the method applicable to foreign-invested entities shall be determined by the People’s Bank of China and SAFE separately. On March 11, 2020, the People’s Bank of China and SAFE issued the Notice of Adjusting the Macro-prudent Regulation Parameter for Full-covered Cross-border Financing, which adjusted the macro-prudent regulation parameter as set forth in the Circular 9 from 1 to 1.25. However, although the Transitional Period ended on January 10, 2018, as of December 31, 2025, the People’s Bank of China or SAFE has not issued any new regulations regarding the application calculation method of foreign debt upper limit for foreign-invested entities. As to domestic-invested entities, they are only subject to the Financing Limit from the date of promulgation of PBOC Circular 9 regardless of the Transitional Period. On January 5, 2023, the NDRC issued the Administrative Measures for the Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which took effect on February 10, 2023, setting out regulatory standards and procedures for enterprises when issuing foreign debts that over one year.

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

In November 2016, the SCNPC promulgated the Network Security Law of the PRC, or the Network Security Law, which took effect on June 1, 2017, which was amended on October 28, 2025 and took effect on January 1, 2026. Pursuant to the Network Security Law, a network operator, including, without limitation, internet information service providers, must take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities and maintain the integrity, confidentiality and availability of network data. Any violation of the provisions and requirements under the Network Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. On December 28, 2021, the CAC, together with other twelve government authorities, jointly released the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Measures require operators of critical information infrastructure to go through cybersecurity review when purchasing any network products and services with a potential impact on national security. On March 17, 2023, the SAMR and the National Standardization Administration Committee announced the issuance of the National Standards of the People’s Republic of China (No. 1 of 2023), which contains 12 sets of national standards on cybersecurity under the National Technical Security Standardization Committee of China, or TC260, including the Information Security Technology - Basic Requirements for Competence of Cybersecurity Workforce (GB/T 42446-2023).

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

On May 29, 2023, the Secretariat of the National Information Security Standardization Technical Committee published the Practice Guidelines for Cybersecurity Standards - Implementation Guidelines for Cyber Data Security Risk Assessment, implementing the requirements of the Data Security Law on data security risk assessment, which outlines the approach, workflow and key components of the data security risk assessment, including data security management, data processing activities, data security technology, and personal information protection. On September 11, 2025, the CAC promulgated the Administrative Measures for the Reporting of Cybersecurity Incidents, which imposed obligations on network platform operators to report to the in-charge cyberspace administration when an incident that might endanger network security occurred.

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

On February 22, 2023, the CAC issued the Measures for the Standard Contract for the Outbound Transfer of Personal Information, or the Standard Contract Measures, which took effect on June 1, 2023. The Standard Contract Measures apply to the provision of personal information to overseas recipients through standard contract and set out detailed criteria relating to the formality and terms of such contracts. The Standard Contract Measures also requires the personal information processor to file such contract with the authorities within 10 business days after the contract is effective. To regulate the application of the outboard transfer of personal information through standard contact, the CAC has promulgated the First Edition and the Second Edition of Guidelines for the Recordation of the Standard Contracts for the Outbound Transfer of Personal Information on May 30, 2023 and March 22, 2024. On October 14, 2024, the CAC and the SAMR issued the Measures for the Certification of Cross-Border Transfer of Personal Information, which shall take effect on January 1, 2026 and apply to the provision of personal information by personal information processors to outside the PRC by way of personal information protection certification.

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

On October 14, 2025, the CAC promulgated Measures for the Certification for Outbound Cross-Border Transfer of Personal Information, which became effective on January 1, 2026. These measures constitute a key pillar of the compliance framework for cross-border personal data flows. It provides a pathway for protection certification by third-party professional institutions approved by the Certification and Accreditation Administration of the People’s Republic of China for scenarios that do not meet the conditions for security assessment reporting but require standard contract filing. By establishing a certification mechanism with a three-year validity period, it aims to offer enterprises a relatively stable and predictable cross-border compliance option, promoting lawful and orderly data flows while ensuring security.

On October 28, 2025, the SCNPC promulgated Decision of the Standing Committee of the National People’s Congress on Revising the Cybersecurity Law of the People’s Republic of China, which became effective on January 1, 2026. The amended Cybersecurity Law comprehensively strengthen the legal liability framework, significantly increasing fines for various violations and providing robust grounds for regulatory enforcement. Concurrently, the amendments proactively respond to technological trends by enshrining the principle of state support for AI security governance in the general provisions for the first time. It also explicitly authorizes necessary countermeasures against foreign activities that threaten China’s cybersecurity, reflecting a top-level design that balances development and security.

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

Regulations on Copyright

Pursuant to the Copyright Law of the PRC revised by the Standing Committee of the National People’s Congress on November 11, 2020 and came into effect on June 1, 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitutes an infringement of copyright. The infringer shall, among others, according to the circumstances of the case, undertake to cease the infringement, take remedial action, offer an apology and pay damages. We have registered our copyright on 24 sets of software codes regarding our BMS and other control or management systems.

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

Regulations on Value-Added Tax

Pursuant to the Provisional Regulation of the PRC on Value-Added Tax issued by the State Council, effective on January 1, 1994, which was amended on November 10, 2008, February 6, 2016 and on November 19, 2017, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in mainland China are required to pay a valued-added tax, or VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-Added Tax Rates was promulgated, which provides that effective from the date of May 1, 2018, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. On March 20, 2019, the Announcement on Relevant Policies for Deepening Value-Added Tax Reform was jointly promulgated the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which further provides that effective from April 1, 2019, the VAT rate of gross proceeds from sales and importation of goods and provision of services shall be adjusted from 16% to 13%, with the VAT rate of certain categories of goods shall be adjusted from 10% to 9%. In addition, under the Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. On September 3, 2023 the Ministry of Finance and the State Administration of Taxation promulgated the Circular of Additional Value-Added Tax Credit Policy for Advanced Manufacturing Enterprises, which provides that an advanced manufacturing enterprise may credit the amount of input tax creditable in the current period, plus 5% of that amount, against the amount of tax payable. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China which became effective on January 1, 2026 and the Provisional Regulations was abolished. On December 25, 2025, the State Council promulgated Implementation Regulations of the Value-Added Tax Law of the People’s Republic of China, which also became effective on January 1, 2026.

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

The following table sets forth the major location, approximate size and primary use of facilities that we own or we lease, as of the date of this annual report:

Our Own Facility
	Approximate Size
	(Building) in
Location	Square Meters	Primary Use
Changzhou	111,500	Manufacturing and Maintenance Facility

	Approximate Size
	(Building) in
Location	Square Meters	Primary Use	Lease Expiration Date
Changzhou	4,000	Manufacturing and After-sales Facility	December 31, 2027/June 30, 2028
Beijing	1,400	Office	August 31, 2028
Shanghai	760	Office	July 25, 2026/December 31, 2027

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

Overview

We currently design, manufacture and sell high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. We have a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. We have adopted an omnichannel retail model, integrating offline and online channels, to sell our products and provide services. We sold 1,192,039 units in 2025, including 1,112,021 units sold in the China market and 80,018 units sold in international markets. We sell and service our products through (i) our “city partner” system in China, which consisted of 623 city partners with 4,540 franchised stores in 320 cities in China as of December 31, 2025, (ii) our business partners in more than 40 countries overseas, including distributors, dealers and retailers, and (iii) our own online store and third-party e-commerce platforms. We also offer the NIU app as an integral part of the user experience.

We currently generate a majority of our revenues from sales of e-scooters to our distributors and business partners offline or to individual consumers online. We also generate revenues by selling accessories and spare parts and providing mobile app and other services.

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

In 2025, we experienced challenges stemming from intensified domestic and international competition, as well as a shift towards more value-conscious consumer behavior. Importantly, the full implementation of the New Electric Bicycle Standard (GB17761-2024) was a key regulatory development, increasing industry-wide compliance costs and accelerating market consolidation. These factors collectively influenced demand for our products and had significant implications on our operational outcomes.

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

Our ability to increase e-scooter sales volume

Our results of operations depend significantly on our ability to increase sales volume of our e-scooters. Revenues generated from e-scooters represented 88.9%, 90.0% and 90.5% of our net revenues in 2023, 2024 and 2025, respectively. We sold 709,802, 924,340 and 1,192,039 units of e-scooters in 2023, 2024 and 2025, respectively. We experienced external challenges from the lingering effects of lithium battery price hikes in 2022, the consumption downgrade and intense competition in our addressable markets, posing significant headwinds. Despite these pressures, we have been committed to the strategy of focusing on premium and mass-premium products in 2023. This strategy, alongside the launch of several new products, enabled us to return to a growth trajectory in 2024. Although the industry-wide adjustments required by the New Electric Bicycle Standard posed significant headwinds, we maintained sales growth through the continuous introduction of innovative products in 2025. While we still face uncertainties and pressures, we expect that our domestic sales will further expand in 2026, driven by the continual introduction of innovative new products. The following table shows the number of e-scooters we sold in the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	Units	%	Units	%	Units	%
NQi Series(1)	40,099	5.6	302,706	32.7	493,884	41.4
MQi Series	98,726	13.9	60,117	6.5	272,185	22.8
FQi Series	209,554	29.5	180,855	19.6	233,271	19.6
UQi Series	80,248	11.3	119,856	13.0	105,552	8.9
KQi Series	100,508	14.2	161,522	17.5	70,074	5.9
GQi Series	134,671	19.0	69,425	7.5	8,554	0.7
Others(2)	45,996	6.5	29,859	3.2	8,519	0.7
Total	709,802	100.0	924,340	100.0	1,192,039	100.0

Notes:

(1) Number of e-scooters sold including SQi, RQi and XQi series.

(2) Others include BQi, CQi, OQi series and power-assist e-bike.

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

Our ability to develop and sell more accessories and spare parts and services

Our results of operations are affected by our ability to develop and sell more accessories and spare parts, which generally have higher gross margins. Revenues generated from selling accessories and spare parts represented 7.5%, 7.4% and 6.9% of our net revenues in 2023, 2024 and 2025, respectively. Our results of operations are also affected by our ability to sell more services. We generate revenue from the NIU app by providing subscription-based mobile app services. Users will need to subscribe for the mobile app service by paying a fee after an initial period of one year. Revenues generated from providing services represented 3.6%, 2.6% and 2.6% of our revenues in 2023, 2024 and 2025, respectively. We will continue to further enhance the connectivity and other smart functionalities of our e-scooters and the NIU app, and improve the user experience. This not only provides us with additional revenue streams but also improves our gross margin.

Our ability to manage our supply chain and manufacturing

Material and manufacturing costs of our e-scooters have historically accounted for a majority of our cost of revenues. Our future profitability is significantly dependent on our ability to control those costs as a percentage of our revenues, which in turn depends on our ability to effectively manage our supply chain and manufacturing process. Raw materials and components used in the production of our e-scooters are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. We generally engage multiple suppliers for the key components to minimize the dependency on any single supplier. We will continue to collaborate with our suppliers to manage the cost, capacity and quality of the raw materials and components. As our business grows in scale, we have obtained more bargaining power and hence more favorable terms from suppliers, including pricing terms. Our gross margin decreased from 21.5% in 2023 to 15.2% in 2024 due to general economic conditions and intense market competition, but increased to 19.6% in 2025 due to our enhanced product portfolios and cost-reduction initiatives. Our ability to control cost of products sold also depends on our successful adoption of automatic and intelligent manufacturing equipment and procedures, and effective utilization of our platform-based engineering system, through which designs of new models may be easily adaptable to our existing production lines.

Our ability to enhance our operational efficiency

Our ability to achieve profitability is dependent on our ability to improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. Excluding share-based compensation expense, selling and marketing expenses have historically represented the largest portion of our total operating expenses. Advertising and promotion expenses, consisting primarily of online and offline advertisements, are event-driven, and tend to be higher when we launch new products. Our selling and marketing expenses as a percentage of our revenues were 18.7%, 14.9% and 15.7% in 2023, 2024 and 2025, respectively. The increase of our selling and marketing expenses as a percentage of our revenues in 2025 was mainly resulted from increased advertising and promotion activities, especially in the domestic market.

Our ability to lower our selling and marketing expenses as a percentage of revenues depends on our ability to manage our branding and promotion efforts, and improve selling and marketing efficiency. We have adopted an omnichannel retail model, integrating offline and online channels, to sell our products and provide services. As of December 31, 2025, our offline channels consisted of 623 city partners with 4,540 franchised stores in 320 cities in China, as well as business partners in more than 40 countries overseas, including distributors, dealers and retailers. These distributors and business partners promote our brand and market our products and services at their own cost. We aim to invest more in local branding and marketing, strengthen connections with our customers, and enhance our adaptability to local market changes. Through our distribution networks, we will continue to expand and leverage our sales network to enhance our brand and improve sales efficiency. In addition, as our business grows, we expect to achieve greater operating leverage, increase the productivity of our personnel, and obtain more favorable terms from our suppliers.

Our ability to expand to international markets

As of December 31, 2025, we sold our smart e-scooters through business partners in more than 40 countries overseas, including distributors, dealers and retailers. In 2023, 2024 and 2025, 15.2%, 13.5% and 7.1% of our revenues were derived from sales in international markets, respectively. We believe that our well-recognized NIU brand, together with our innovative design and expansion of product offerings, position us favorably to capture the growth potential in the global market, and we may enter into selected international markets that offer identified growth opportunities and favorable government policies. In Europe, the U.S. and Southeast Asia, we will continue to expand our sales network, launch new products suitable for local markets, partner with global leading companies to co-brand premium smart e-scooter models, and are exploring additional business opportunities to drive the growth beyond retail. We will pursue differentiated strategies for different overseas markets. We expect that our expansion into selected international markets will not only drive our revenue growth but also enhance our brand awareness.

Key Components of Results of Operations

Revenues

We generate revenues from sales of e-scooters, sales of accessories and spare parts, and provision of mobile app and other services. The following table sets forth the break-down of our revenues, in amounts and as percentages of revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentage data)
Revenues:
E-scooter sales	2,358,659	88.9	2,960,508	90.0	3,896,480	557,189	90.5
Accessories and spare parts sales	197,634	7.5	241,680	7.4	299,172	42,782	6.9
Service revenues	95,465	3.6	86,108	2.6	112,213	16,046	2.6
Total	2,651,758	100.0	3,288,296	100.0	4,307,865	616,017	100.0

We recognize revenues upon the satisfaction of our performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes), sales volume rebates provided to qualified distributors based on the volume sold to such distributors and business partners in a certain period and sales return estimated based on historical experiences.

E-scooter sales.  We generate a large majority of our revenues from sales of e-scooters to our distributors and business partners offline or directly to individual consumers online.

We have adopted an omnichannel retail model, integrating the offline and online channels, to sell our e-scooters. In China, we have a “city partner” system, and sell e-scooters to the city partners. City partners are our distributors, who either open and operate franchised stores or sign up franchised stores, and the franchised stores sell our products and provide services to individual consumers. In international markets, we sell to business partners. We generate revenues by selling e-scooters to our city partners in China and overseas business partners at a discount to the retail price. In addition, we incentivize them by providing sales volume rebate. We also sell directly to individual consumers through third-party e-commerce platforms, as well as on our own online store. We treat distributors and business partners offline and individual consumers online as our customers.

Accessories and spare parts sales. We sell proprietary accessories and spare parts to be installed on or used with our e-scooters, such as rear storage boxes and front baskets. We also offer NIU-branded accessories and general merchandise, such as decorative car plate, rear box, helmet and apparel.

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

Cost of revenues

Cost of products sold represents a majority of our cost of revenues, and the other components of cost of revenues include shipping costs, tariff costs, write-downs of inventories and warranty costs.

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

Gross margin

Our gross margin is mainly affected by the retail price, product mix change, sales volume rebate and the cost of revenue per e-scooter. The following table shows our gross profit and gross margin for each of the years presented:

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands, except for percentage data)
	RMB	RMB	RMB	US$
Gross profit	570,747	498,763	843,571	120,629
Gross margin	21.5%	15.2%	19.6%	19.6%

Operating expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the break-down of our total operating expenses, in amounts and as percentages of total operating expenses for each of the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except for percentage data)
Operating expenses:
Selling and marketing expenses	495,735	55.6	489,578	65.3	675,769	96,634	72.4
Research and development expenses	150,986	16.9	130,111	17.3	166,452	23,802	17.8
General and administrative expenses	244,518	27.5	130,618	17.4	90,964	13,008	9.8
Total	891,239	100.0	750,307	100.0	933,185	133,444	100.0

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

General and administrative expenses. Our general and administrative expenses mainly consist of payroll and related costs for employees engaging in general corporate functions, professional fees, allowance for doubtful accounts, foreign currency exchange gains and losses, and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

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

Hong Kong

The first HK$2 million of profits earned by our subsidiary incorporated in Hong Kong, Niu Technologies Group Limited, is taxed at 8.25%, representing a half the current tax rate, while the remaining profits continue to be taxed at the current tax rate of 16.5%. Niu Technologies Group Limited is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Niu Technologies Group Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2023, 2024 or 2025.

Mainland China

Our mainland China subsidiaries, the VIE, and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law and are generally subject to a statutory income tax rate of 25%. Under the PRC Enterprise Income Tax Law, preferential tax treatments will be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as High and New Technology Enterprises (“HNTEs”). Jiangsu Xiaoniu and Beijing Niudian are currently qualified as HNTEs. Having obtained renewed HNTE qualifications in 2024 and 2025, respectively, Jiangsu Xiaoniu and Beijing Niudian enjoy a preferential income tax rate of 15% for the fiscal years from 2024 to 2026 and from 2025 to 2027, respectively. An entity could re-apply for the HNTE certificate when the prior certificate expires. The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except for percentage data)
Revenues	2,651,758	100.0	3,288,296	100.0	4,307,865	616,017	100.0
Cost of revenues(1)	(2,081,011)	(78.5)	(2,789,533)	(84.8)	(3,464,294)	(495,388)	(80.4)
Gross profit	570,747	21.5	498,763	15.2	843,571	120,629	19.6
Operating expenses
Selling and marketing expenses	(495,735)	(18.7)	(489,578)	(14.9)	(675,769)	(96,634)	(15.7)
Research and development expenses	(150,986)	(5.7)	(130,111)	(4.0)	(166,452)	(23,802)	(3.9)
General and administrative expenses	(244,518)	(9.2)	(130,618)	(3.9)	(90,964)	(13,008)	(2.1)
Total operating expenses(1)	(891,239)	(33.6)	(750,307)	(22.8)	(933,185)	(133,444)	(21.7)
Government grants	2,969	0.1	912	0.0	1,367	196	0.1
Operating loss	(317,523)	(12.0)	(250,632)	(7.6)	(88,247)	(12,619)	(2.0)
Interest expenses	(1,424)	(0.1)	(5,624)	(0.2)	(6,130)	(877)	(0.1)
Interest income	35,492	1.3	37,090	1.1	26,464	3,784	0.6
Investment income	1,426	0.1	2,359	0.1	5,544	793	0.1
Loss before income taxes	(282,029)	(10.7)	(216,807)	(6.6)	(62,369)	(8,919)	(1.4)
Income tax benefit	10,193	0.4	23,606	0.7	22,983	3,287	0.5
Net loss	(271,836)	(10.3)	(193,201)	(5.9)	(39,386)	(5,632)	(0.9)
(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	1,238	751	858	123
Selling and marketing expenses	9,992	7,110	5,396	772
Research and development expenses	21,654	7,325	9,890	1,414
General and administrative expenses	14,775	9,047	11,587	1,657
Total	47,659	24,233	27,731	3,966

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues increased by 31.0% from RMB3,288.3 million in 2024 to RMB4,307.9 million (US$616.0 million) in 2025, which was primarily driven by the increased sales volume of e-scooters.

The revenues from e-scooter sales increased by 31.6% from RMB2,960.5 million in 2024 to RMB3,896.5 million (US$557.2 million) in 2025, which was mainly attributable to a 29.0% increase in e-scooters sales volume from 924,340 in 2024 to 1,192,039 in 2025. This increase in the sales volume was driven by the expansion of our domestic sales network, with the number of franchised stores increasing from 3,735 as of December 31, 2024 to 4,540 as of December 31, 2025, as well as the successful launch of new models throughout 2025.

The revenues from accessory and spare parts sales increased from RMB241.7 million in 2024 to RMB299.2 million (US$42.8 million) in 2025, mainly attributable to the increased sales volume of e-scooters in domestic market, which usually correlates with purchases of accessories and spare parts. The service revenues increased from RMB86.1 million in 2024 to RMB112.2 million (US$16.0 million) in 2025, mainly due to increased service revenues generated through NIU app.

The revenues per e-scooter increased from RMB3,203 in 2024 to RMB3,269 (US$467) in 2025, and the blended revenues per e-scooter (including accessories, spare parts and services) increased from RMB3,557 in 2024 to RMB3,614 (US$517) in 2025. These increases were mainly driven by a higher proportion of e-scooter sales from the domestic market.

Cost of revenues

Our cost of revenues increased by 24.2% from RMB2,789.5 million in 2024 to RMB3,464.3 million (US$495.4 million) in 2025. The increase was primarily attributable to an increase in cost of products from RMB2,639.4 million in 2024 to RMB3,259.2 million (US$466.1 million) in 2025, which was generally in line with the increase in e-scooter sales volume.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, decreased from RMB3,018 in 2024 to RMB2,906 (US$416) in 2025, which was primarily attributable to our cost-reduction initiatives.

Gross profit

We generated a gross profit of RMB843.6 million (US$120.6 million) in 2025, compared to RMB498.8 million in 2024. Our gross margin increased from 15.2% in 2024 to 19.6% in 2025, which was mainly driven by the performance in the domestic market, reflecting a strategic shift in product mix towards higher-margin e-scooters, along with our continued cost-optimization initiatives. This was partially offset by a lower gross margin for kick-scooters in international markets.

Selling and marketing expenses

Our selling and marketing expenses increased by 38.0% from RMB489.6 million in 2024 to RMB675.8 million (US$96.6 million) in 2025. This increase was primarily due to an increase of RMB130.0 million in advertising and promotion expenses, primarily driven by our expanded marketing activities in domestic market, an increase of RMB39.7 million in staff cost, and an increase of RMB27.7 million in rental expenses, mainly resulting from international business operations. These increases were partially offset by a decrease of RMB16.1 million in depreciation and amortization. Our selling and marketing expenses as a percentage of our revenues increased from 14.9% in 2024 to 15.7% in 2025.

Research and development expenses

Our research and development expenses increased by 27.9% from RMB130.1 million in 2024 to RMB166.5 million (US$23.8 million) in 2025. The increase was mainly driven by an increase of RMB16.4 million in staff costs, primarily attributable to the increased research and development headcount in 2025, and an increase of RMB16.4 million in design and testing expenses, reflecting our efforts in new product development and technological advancement. Our research and development expenses as a percentage of our revenues slightly decreased from 4.0% in 2024 to 3.9% in 2025.

General and administrative expenses

Our general and administrative expenses decreased by 30.4% from RMB130.6 million in 2024 to RMB91.0 million (US$13.0 million) in 2025. The decrease was primarily due to a favorable impact of RMB26.2 million from foreign currency exchange, and a decrease of RMB 13.5 million in allowance for doubtful accounts. Our general and administrative expenses as a percentage of our revenues decreased from 3.9% in 2024 to 2.1% in 2025.

Government grants

Our government grants increased from RMB0.9 million in 2024 to RMB1.4 million (US$0.2 million) in 2025. The government grants mainly consisted of subsidies from local government or industrial parks where our offices are located and there was no significant commitment, contingencies or provision for recapture conditions for the government grants received.

Net loss

As a result of the foregoing, we recorded a net loss of RMB39.4 million (US$5.6 million) in 2025, compared to RMB193.2 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 24.0% from RMB2,651.8 million in 2023 to RMB3,288.3 million in 2024, which was primarily due to an increase in e-scooter sales volume.

The revenues from e-scooter sales increased by 25.5% from RMB2,358.7 million in 2023 to RMB2,960.5 million in 2024, which was mainly due to an increase in the sales volume of e-scooters by 30.2% from 709,802 in 2023 to 924,340 in 2024. The increase in the sales volume of e-scooters was driven by the expansion of our sales network in China from 2,856 franchised stores as of December 31, 2023 to 3,735 franchised stores as of December 31, 2024, and the successful launch of new models throughout 2024.

The revenues from accessory and spare parts sales increased from RMB197.6 million in 2023 to RMB241.7 million in 2024, mainly attributable to increase in the sales volume of e-scooters in domestic market, which usually correlates with purchases of accessories and spare parts. The service revenues decreased from RMB95.5 million in 2023 to RMB86.1 million in 2024, mainly due to the decrease in sales volume of e-motorcycles and e-mopeds in international markets, which primarily impacted our service revenues associated with NIU app.

The revenues per e-scooter decreased from RMB3,323 in 2023 to RMB3,203 in 2024, and the blended revenues per e-scooter (including accessories, spare parts and services) decreased from RMB3,736 in 2023 to RMB3,557 in 2024. Such decreases were mainly due to the increased sales volume of kick-scooters in international markets, which generally have a lower sales price.

Cost of revenues

Our cost of revenues increased by 34.0% from RMB2,081.0 million in 2023 to RMB2,789.5 million in 2024. The increase was primarily attributable to an increase in cost of products from RMB1,992.5 million in 2023 to RMB2,639.4 million in 2024, which was generally in line with the increase in e-scooter sales volume.

The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, increased from RMB2,932 in 2023 to RMB3,018 in 2024, which was primarily due to a higher proportion of premium series sales in domestic market with higher cost per e-scooter.

Gross profit

We generated a gross profit of RMB498.8 million in 2024, as compared to a gross profit of RMB570.7 million in 2023. Our gross margin decreased from 21.5% in 2023 to 15.2% in 2024, which was mainly due to higher proportion of kick-scooters sales with lower sales prices and margin in international markets, changes in product mix of e-scooters, and increased sales incentives to franchisees.

Selling and marketing expenses

Our selling and marketing expenses decreased by 1.2% from RMB495.7 million in 2023 to RMB489.6 million in 2024. This reduction was primarily due to a decrease of RMB29.4 million in depreciation and amortization, RMB23.5 million in rental expenses, which were partially offset by an increase of RMB20.2 million in staff cost, RMB12.2 million in after-sales services, and RMB5.2 million in advertising and promotion expenses.

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

Research and development expenses

Our research and development expenses decreased by 13.8% from RMB151.0 million in 2023 to RMB130.1 million in 2024. The decrease was mainly driven by a decline of RMB14.3 million in share-based compensation expenses, and a decrease of RMB5.6 million in design and testing expenses. The decrease in share-based compensation expenses was primarily attributable to the reduction in research and development personnel in 2023, leading to lower amortization expenses in 2024. The decrease of design and testing expenses primarily resulting from our cost-effective measures. Our research and development expenses as a percentage of our revenues slightly decreased from 5.7% in 2023 to 4.0% in 2024.

General and administrative expenses

Our general and administrative expenses decreased by 46.6% from RMB244.5 million in 2023 to RMB130.6 million in 2024. The decrease was primarily due to a decrease of RMB131.8 million in allowance for doubtful accounts, partially offset by an increase of RMB12.5 million due to foreign exchange gain or loss, and an increase of RMB13.2 million in staff costs. The increase in staff costs was mainly due to an increase in the number of employees with general corporate functions. Our general and administrative expenses as a percentage of our revenues decreased from 9.2% in 2023 to 3.9% in 2024. Excluding allowance for doubtful accounts, our general and administrative expenses as a percentage of our revenues was 3.7% in 2024, as compared to 4.0% in 2023.

Government grants

Our government grants decreased from RMB3.0 million in 2023 to RMB0.9 million in 2024. The government grants mainly consisted of subsidies from local government or industrial parks where our offices are located and there was no significant commitment, contingencies or provision for recapture conditions for the government grants received.

Net loss

As a result of the foregoing, we were in a net loss of RMB193.2 million in 2024, compared to RMB271.8 million in 2023.

B.Liquidity and Capital Resources

Cash flows and working capital

We had net cash provided by operating activities of RMB93.7 million, RMB52.3 million and RMB353.3 million (US$50.5 million) in 2023, 2024 and 2025, respectively.

Our primary sources of liquidity have been cash provided by operating activities and financing activities. As of December 31, 2025, we had RMB1,135.6 million (US162.4 million) in cash, cash equivalents and restricted cash, of which approximately 48.1% were held in Renminbi and the remainder was mainly held in U.S. dollars.

After considering all facts available to us as of the date of this annual report, we believe our cash and cash equivalents, restricted cash, term deposits and short-term investments will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have the following short-term bank borrowings:

●	In April 2022, we entered into a twelve-month revolving loan facility agreement with a commercial bank in mainland China, which was extended to mature in May 2026. Pursuant to this agreement, we were entitled to utilize the facility for short-term bank loans and bank acceptance notes up to RMB300 million. As of December 31, 2025, this facility was utilized for bank acceptance notes, with an outstanding balance of RMB184.3 million.
●	In March 2023, we entered into a twelve-month secured loan facility agreement with a commercial bank in mainland China, pursuant to which we were entitled to utilize the facility for secured bank loans up to RMB160 million. In March and June 2024, we entered into two additional twelve-month secured loan facility agreements with the same bank, which were extended to mature in March and June 2026, respectively. Pursuant to each of the agreements, we were entitled to utilize the facility up to RMB100 million (RMB200 million in aggregate). As of December 31, 2025, total outstanding borrowings under these loan facility agreements were RMB200 million, secured by a U.S. dollar deposit equivalent to RMB210.9 million placed with the bank.
●	In January 2024, we entered into a six-month revolving loan facility agreement with a commercial bank in mainland China, which was extended to mature in January 2025. Pursuant to this agreement, we were entitled to utilize the facility for bank acceptance notes up to RMB50 million. In March 2025, we entered into a twelve-month revolving loan facility agreement with the same bank, pursuant to which we were entitled to utilize the facility for short-term bank loans up to RMB20 million. In March 2025, we further entered into a six-month revolving loan facility agreement, under which we were entitled to utilize the facility for bank acceptance notes up to RMB60million. In October 2025, this facility was extended to mature in April 2026, with the cap increased to RMB100 million. As of December 31, 2025, total outstanding borrowings and notes payable under these loan facility agreements were RMB20 million and RMB100 million, respectively.
●	In October and November 2024, we entered into two twelve-month revolving loan facility agreements with a commercial bank in mainland China, pursuant to each of which we were entitled to utilize the facility for short-term bank loans and bank acceptance notes up to RMB50 million (RMB100 million in aggregate). In December 2025, the facilities were extended to mature in December 2026, with the cap for each facility increased to RMB100 million (RMB200 million in aggregate). As of December 31, 2025, the outstanding borrowings and notes payable under these facility agreements were RMB 20 million and RMB80 million, respectively.

●	In June 2025, we entered into a twelve-month revolving loan facility agreement with a commercial bank in mainland China, which was extended to mature in June 2026. Pursuant to this agreement, we were entitled to utilize the facility for bank acceptance notes up to RMB30 million. As of December 31, 2025, the facility was utilized for bank acceptance notes, with an outstanding balance of RMB30 million.

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

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	93,735	52,287	353,270	50,517
Net cash provided by (used in) investing activities	216,310	(292,429)	(90,601)	(12,956)
Net cash (used in) provided by financing activities	(59,346)	100,267	40,165	5,744
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	8,914	6,052	(13,649)	(1,952)
Net increase (decrease) in cash, cash equivalents and restricted cash	259,613	(133,823)	289,185	41,353
Cash, cash equivalents and restricted cash at the beginning of the year	720,627	980,240	846,417	121,036
Cash, cash equivalents and restricted cash at the end of the year	980,240	846,417	1,135,602	162,389

Operating activities

Net cash provided by operating activities in 2025 was RMB353.3 million (US$50.5 million), as compared to net loss of RMB39.4 million (US$5.6 million). The difference between net cash provided by operating activities and net loss was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of depreciation and amortization expenses of RMB111.0 million (US$15.9 million) and write-downs of inventories of RMB89.2 million (US$12.8 million). Changes in working capital accounts that affected operating cash flow consisted primarily of (i) an increase of RMB166.5 million (US$23.8 million) in accrued expenses and other current liabilities, (ii) an increase of RMB146.7 million (US$21.0 million) in advances from customers, (iii) a decrease of RMB101.3 million (US$14.5 million) in accounts receivable, partially offset by (iv) an increase of RMB89.5 million (US$12.8 million) in inventories, (v) an increase of RMB77.8 million (US$11.1 million) in prepayments and other current assets. The increase in accrued expenses and other current liabilities was primarily driven by an increase in refundable deposits received from franchised stores.

Net cash provided by operating activities in 2024 was RMB52.3 million, as compared to net loss of RMB193.2 million. The difference between net cash provided by operating activities and net loss was attributable to adjustments for certain non-cash expenses and net changes in working capital. Adjustments for non-cash expenses consisted principally of depreciation and amortization expenses of RMB122.1 million, write-downs of inventories of RMB30.0 million, and share-based compensation expenses of RMB24.2 million. Changes in working capital accounts that affected operating cash flow consisted primarily of (i) an increase of RMB423.0 million in accounts payable and notes payable, partially offset by (ii) an increase of RMB288.2 million in inventories, (iii) an increase of RMB58.8 million in prepayments and other current assets and (iv) an increase of RMB44.9 million in accounts receivable and notes receivable. The increase in accounts payable and notes payable was primarily due to enhanced efficiency of cash management.

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

Investing activities

Net cash used in investing activities in 2025 was RMB90.6 million (US$13.0 million), consisting primarily of cash paid for purchases of term deposits, short-term investments, and property, plant and equipment, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

Net cash used in investing activities in 2024 was RMB292.4 million, consisting primarily of cash paid for purchases of term deposits, short-term investments, and property, plant and equipment, partially offset by cash received from sale of short-term investments and withdrawal from term deposits.

Net cash provided by investing activities in 2023 was RMB216.3 million, consisting primarily of cash received from sale of short-term investments and withdrawal from term deposits, partially offset by cash paid for purchases of term deposits, short-term investments, and property, plant and equipment.

Financing activities

Net cash provided by financing activities in 2025 was RMB40.2 million (US$5.7 million), consisting primarily of proceeds from short-term bank borrowings, partially offset by repayments for short-term bank borrowings.

Net cash provided by financing activities in 2024 was RMB100.3 million, consisting primarily of proceeds from short-term bank borrowings, partially offset by repayments for short-term bank borrowings.

Net cash used in financing activities in 2023 was RMB59.3 million, consisting primarily of repayments for short-term bank borrowings, partially offset by the proceeds from short-term bank borrowings and exercise of employee stock option.

Material cash requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and purchase obligations.

We made capital expenditures of RMB78.9 million, RMB119.7 million and RMB177.8 million (US$25.4 million) in 2023, 2024 and 2025, respectively. Our capital expenditures for 2023, 2024 and 2025 represented cash paid for purchase of property, plant and equipment. We will continue to make such capital expenditures to support the expected growth of our business.

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

We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2026 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

For the year ended December 31, 2025, we had not identified critical accounting estimates that involve a significant level of estimation uncertainty and would have a material impact on our results.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” to our consolidated financial statements included elsewhere in this annual report.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Li	47	Chairman of the Board of Directors and Chief Executive Officer
Fion Wenjuan Zhou	42	Director and Chief Financial Officer
Changqing Ye	55	Independent Director
Mei-Wei Cheng	76	Independent Director
John Jinshu Zhang	66	Independent Director

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

Ms. Fion Wenjuan Zhou has served as our director since December 2023 and our chief financial officer since November 2021. She is responsible for overseeing investor relations, strategic investment, finance, legal, internal controls and ESG compliance of our company. Prior to joining us, Ms. Zhou served as the chief financial officer of Sogou Inc. (NYSE: SOGO) from July 2020 to October 2021. Between 2015 and 2019, Ms. Zhou served as a finance director of Alibaba Group (NYSE: BABA) and as chief financial officer of Yidian Zixun, a leading mobile news aggregator in China. Prior to that, Ms. Zhou also held senior finance roles at Viadeo S.A. and Concord Medical Services Holdings Limited (NYSE: CCM). Ms. Zhou started her career as an auditor at PricewaterhouseCoopers Zhong Tian in 2006. Ms. Zhou received a bachelor’s degree in Financial Management from the University of International Business and Economics in 2006, an Executive MBA from HEC Paris in 2016, and another Executive MBA from Tsinghua University in 2024. Ms. Zhou is a member of the American Institute of Certified Public Accountants and a Chartered Global Management Accountant.

Mr. Changqing Ye has served as our director since October 2018. He currently also serves as an independent director of Baozun Inc., a company listed on Nasdaq and on the Hong Kong Stock Exchange, Ascentage Pharma Group International, a company listed on the Hong Kong Stock Exchange and on Nasdaq, Jinxin Fertility Group Limited, a company listed on the Hong Kong Stock Exchange, Hygeia Healthcare Holdings Limited, a company listed on the Hong Kong Stock Exchange, and East Nova Holding Co., Ltd., a company listed on the Hong Kong Stock Exchange. He previously served as an independent director of VNET Group Inc., a company listed on Nasdaq, NWTN Inc., a company listed on Nasdaq, and Luzhou Bank, a company listed on the Hong Kong Stock Exchange. From February 2011 to December 2015, Mr. Ye served as an investment committee member and then group chief financial officer and managing director of CITIC PE Group. Prior to that, Mr. Ye worked at PricewaterhouseCoopers’ China and UK offices from July 1992 to January 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in China in 1992 and an MBA from Warwick University in 1999. Mr. Ye is a certified public accountant in China.

Mr. Mei-Wei Cheng has served as our director since October 2018. Mr. Cheng currently also serves as a director and senior advisor to the CEO of IndiGO Tech company. He previously served as a director of LEAR Corporation, and served as non-executive chairman of the board of directors of HCP Packaging and INTERPLEX Holdings, both portfolio companies of Baring Private Equity Asia. Mr. Cheng served as a member of the audit committee and finance committee of the board of directors of Seagate Technology, a company listed on Nasdaq, from 2013 to 2018. From 2010 to 2014, Mr. Cheng served as board member and audit committee member of Diebold Nixdorf, a company listed on NYSE. From February 2015 to January 2017, Mr. Cheng served as the chairman of the board of directors of Pactera Technology International Ltd., a portfolio company of Blackstone Group. From July 2010 to April 2014, Mr. Cheng was the chief executive officer of Siemens Northeast Asia and president and chief executive officer of Siemens China. Prior to joining Siemens, Mr. Cheng served as the chairman and chief executive officer of Ford Motor (China) Ltd. And as a corporate vice president of Ford Motor Company from 1998 to 2008 and as the executive chairman at Ford Motor Company (China) Ltd. And as a group vice president of Ford Motor Company from 2009 to 2010. Prior to joining Ford, Mr. Cheng held several executive positions at General Electric Corporation and AT&T. Mr. Cheng received a bachelor’s degree in industrial engineering/operations research from Cornell University in 1972 and an MBA from Rutgers University in 1999.

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

In 2025, we paid an aggregate of approximately RMB3.97 million (US$0.57 million) in cash to our executive officers, and approximately RMB1.05 million (US$0.15 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plans

In January 2016, our shareholders and board of directors approved the 2016 Global Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2018, we amended the 2016 Global Share Incentive Plan, or the Amended and Restated 2016 Plan, so that the maximum aggregate number of ordinary shares that may be issued under the Amended and Restated 2016 Plan is 5,861,480 ordinary shares. As of December 31, 2025, options to purchase 1,025,040 ordinary shares and nil restricted share units had been granted and were outstanding under the Amended and Restated 2016 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates.

In September 2018, our shareholders and board of directors approved the 2018 Share Incentive Plan to promote the success and enhance the value of our company, which became effective immediately prior to the completion of our initial public offering. Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is initially 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of our issued and outstanding ordinary shares on the last day of each of the immediately preceding fiscal year during the term of the 2018 Plan commencing with the fiscal year ended December 31, 2019, if determined and approved by the board of directors for the relevant fiscal year. Our board of directors has approved annual increases of 2,313,923, 2,326,755 and 2,337,681 ordinary shares for the years ended December 31, 2023, 2024 and 2025, representing 1.5% of total issued and outstanding shares as of December 31, 2022, 2023, and 2024, respectively, pursuant to the 2018 Plan. As of December 31, 2025, options to purchase 2,612,928 ordinary shares and 7,670,528 restricted share units had been granted and were outstanding under the 2018 Plan, excluding options or restricted share units that were forfeited or canceled after the relevant grant dates. The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan and the 2018 Plan:

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

The following table summarizes, as of December 31, 2025, the options granted and outstanding under the Amended and Restated 2016 Plan and the 2018 Plan to our directors and executive officers and our other employees, excluding options that were forfeited or canceled after the relevant grant dates.

	Ordinary Shares	Exercise
	Underlying	Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Yan Li	930,000	3.425	August 1, 2019	July 31, 2029
Other employees	2,707,968	0.2 and 3.425	February 1, 2016~ August 1, 2019	January 31, 2026~ July 31, 2029

The following table summarizes, as of December 31, 2025, the restricted share units granted and outstanding under the Amended and Restated 2016 Plan and the 2018 Plan to our directors and executive officers and our other employees, excluding restricted share units that were forfeited or canceled after the relevant grant dates.

	Ordinary Shares
	Underlying
	Restricted Share		Date of
Name	Units	Date of Grant	Expiration
Yan Li	1,500,000	January 10, 2025	—
Fion Wenjuan Zhou	90,000	March 15, 2022	—
	300,000	January 10, 2025	—
Changqing Ye	40,000	October 19, 2024	—
Mei-Wei Cheng	40,000	October 19, 2024	—
John Jinshu Zhang	40,000	October 19, 2024	—
Other employees	5,660,528	March 15, 2022 ~ July 2, 2025	—

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Global Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Compensation Committee.  Our compensation committee consists of Mr. John Jinshu Zhang and Mr. Changqing Ye. Mr. John Jinshu Zhang is the chairman of our compensation committee. We have determined that Mr. John Jinshu Zhang and Mr. Changqing Ye satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.Employees

As of December 31, 2025, we had 671 full-time employees. We had a total of 550 employees as of December 31, 2023 and 642 employees as of December 31, 2024, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

		% of Total
Function	Number	Employees
Sales and marketing	294	43.8
Research and development	230	34.3
Supply chain management and general administration	147	21.9
Total number of employees	671	100.0

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 156,872,176 ordinary shares, consisting of 141,650,156 Class A ordinary shares and 15,222,020 Class B ordinary shares, as of February 28, 2026.

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

	Ordinary Shares Beneficially Owned
			% of	% of
	Class A	Class B	total	aggregate
	ordinary	ordinary	ordinary	voting
	shares	shares	shares	power**
Directors and Executive Officers*:
Yan Li(1)	1,515,000	6,615,000	5.2	13.8
Fion Wenjuan Zhou(2)	328,568	—	0.2	0.2
Changqing Ye(3)	100,000	—	0.1	0.0
Mei-Wei Cheng(4)	40,000	—	0.0	0.0
John Jinshu Zhang(5)	108,000	—	0.1	0.1
All Directors and Executive Officers as a Group	2,091,568	6,615,000	5.6	14.1
Principal Shareholders:
Glory Achievement Fund Limited(6)	60,243,535	—	38.4	29.7
Niu Holding Inc.(7)	—	8,607,020	5.5	17.0

Notes:

*

The business address of Yan Li and Fion Wenjuan Zhou is 23/F, Building C, Rongxin Technology Center, No. 34 Chuangyuan Road, Chaoyang District, Beijing 100020, People’s Republic of China. The business address of Mr. Changqing Ye is Flat B, 36/F, Harbour Green, 8 Sham Mong Road, Tai Kok Tsui, Kowloon, Hong Kong. The business address of Mr. Mei-Wei Cheng is 1202 Building 10, Green Court, 777 Biyun Road, Pudong, Shanghai, 201206, People’s Republic of China. The business address of Mr. John Jinshu Zhang is 749 Via del Monte, Palos Verdes Estates, California 90274, the United States of America.

**

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

(1).

Represents (i) 585,000 Class A ordinary shares held in the form of ADSs held by Dr. Yan Li in the brokerage account of the administrator of our employee stock option program, (ii) 930,000 Class A ordinary shares issuable to Dr. Yan Li upon exercise of share options within 60 days of February 28, 2026, and (iii) 6,615,000 Class B ordinary shares held by ELLY Holdings Limited. ELLY Holdings Limited is a company incorporated in the British Virgin Islands, with 38.41% of its interest held directly by Dr. Yan Li, 30.65% of its interest held by Yearly Holdings Limited, a trust vehicle established by Dr. Yan Li, and the remaining 30.94% of its interest held by Anelly Holdings Limited, a trust vehicle established by Dr. Yan Li’s spouse. ELLY Holdings Limited is beneficially and wholly owned by Dr. Yan Li and his spouse. The registered address of ELLY Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(2).

Represents (i) 238,568 Class A ordinary shares held in the form of ADSs held by Ms. Fion Wenjuan Zhou in the brokerage account of the administrator of our employee stock option program, and (ii) 90,000 Class A ordinary shares issuable to Ms. Fion Wenjuan Zhou upon vesting of restricted share units within 60 days of February 28, 2026.

(3).	Represents 100,000 Class A ordinary shares held in the form of ADSs held by Mr. Changqing Ye in the brokerage account of the administrator of our employee stock option program.
(4).	Represents 40,000 Class A ordinary shares held in the form of ADSs held by Mr. Mei-Wei Cheng in the brokerage account of the administrator of our employee stock option program.
(5).	Represents 108,000 Class A ordinary shares held in the form of ADSs held by Mr. John Jinshu Zhang in the brokerage account of the administrator of our employee stock option program.
(6).

Represents 60,243,535 Class A ordinary shares held by Glory Achievement Fund Limited, a Cayman Islands company. Glory Achievement Fund Limited is wholly owned by Bull Group Limited, a Cayman Islands company. Bull Group Limited is wholly owned by BULL TRUST, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in the Issuer or other dealings in the Issuer’s securities is subject to approval by the protectors. Mr. Yi’nan Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of the outstanding shares of the Issuer on an as-converted basis. The registered address of Glory Achievement Fund Limited is P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands. The above information is based on the Schedule 13D/A jointly filed by (i) Glory Achievement Fund Limited, (ii) Bull Group Limited and (iii) BULL TRUST on March 12, 2026, and assumes that Glory Achievement Fund Limited’s shareholding has not change since March 12, 2026.

(7).

Represents 8,607,020 Class B ordinary shares held by Niu Holding Inc., a BVI business company, which is wholly owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, who is our former director. The registered address of Niu Holding Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110. The above information is based on the Schedule 13G/A jointly filed by (i) Niu Holding Inc., (ii) LUCK GENIE HOLDINGS LIMITED, (iii) Legend Champ Investment Limited, (iv) Token Who Cares Trust and (v) Token Yilin Hu on February 9, 2023, as well as our knowledge to Niu Holding Inc.’s latest shareholding as of February 28, 2026.

To our knowledge, as of February 28, 2026, a total of 105,865,280 Class A ordinary shares were held by three record holders in the United States, representing approximately 67.5% of our total outstanding shares on an as-converted basis. One of these record holders is Citibank, N.A., the depositary of our ADS program. None of our outstanding Class B ordinary shares were held by record holders in the United States as of February 28, 2026. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The following summary of the material Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, mainland China and the United States.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets”(generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare and any minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2025. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC for any taxable year is a fact-intensive determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. In particular, recent declines in the market price of the ADSs and Class A ordinary shares increased our risk of becoming a PFIC. If our market capitalization continues to decline, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, (ii) our executive officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2025, we received approximately US$0.6 million as reimbursement from the depositary.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

C.	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Niu Technologies:

Opinion on Internal Control Over Financial Reporting

We have audited Niu Technologies and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2025, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 17, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

April 17, 2026

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

	2024		2025
Audit fees(1)	US$	1,259,832	US$	1,322,330
Tax fees(2)	US$	34,498	US$	61,215
(1)	“Audit fees” in 2025 represent the aggregate fees billed or payable for professional services rendered by our principal auditors for the audit of the 2025 consolidated financial statements and internal control over financial reporting as of December 31, 2025 and assistance with and review of documents filed with the SEC.
(2)	“Tax fees” mean the aggregate fees billed for services rendered by independent registered public accounting firm for tax compliance services and tax advisory services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Nasdaq Rule 5620(a) requires that each company listing common stock or voting preferred stock, and their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. We followed home country practice and did not hold an annual meeting of shareholders in 2025. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

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

Item 16K. Cybersecurity

We have implemented comprehensive cybersecurity management and security emergency response policies that are integrated into our overall risk management system. These procedures aim to ensure our overall network security, protect our data transmission system and prevent data leakage and other cybersecurity incidents. More specifically, we implement technical measures such as system vulnerability monitoring, anti-virus software, firewalls, and log monitoring to ensure the stability and proper operation of its information systems. Meanwhile, we grant employees only the necessary data access permissions required for their job responsibilities and monitor their operations to prevent improper access to or disclosure of data. In this way, we strive to ensure that information and data can only be obtained and used when necessary. In addition, for data at different levels, we adopt differentiated security protection strategies. Moreover, we engage law firms to conduct thorough due diligence on data compliance and to assess our data-processing activities.

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

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 23, 2018 (incorporated by reference to Exhibit 3.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), as amended, filed with the Securities and Exchange Commission on October 9, 2018)

2.3

Deposit Agreement dated October 18, 2018 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form S-8 (file no. 333229190), as amended, filed with the Securities and Exchange Commission on January 11, 2019)

2.4

Description of American Depositary Shares of the Registrant (incorporated by reference to Exhibit 2.5 to the annual report on Form 20-F (file no. 001 - 38696) filed by the Registrant with the Securities and Exchange Commission on April 24, 2020)

2.5

Description of Ordinary Shares of the Registrant (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (file no. 001 - 38696) filed by the Registrant with the Securities and Exchange Commission on April 24, 2020)

4.1

Amended and Restated 2016 Global Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.2

2018 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.5

English translation of the Amended and Restated Exclusive Business Cooperation Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated July 20, 2018 (incorporated by reference to Exhibit 10.7 of the Registrant’s registration statement on Form F-1 (file no. 333-227497), filed with the Securities and Exchange Commission on September 24, 2018)

4.6

Motor Purchase and Sales Contract between Bosch (Ning) E-scooter Motor Co., Ltd. and Jiangsu Xiaoniu Electric Technology Co., Ltd. dated March 21, 2017 (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form F-1 (file no. 333227497) filed with the Securities and Exchange Commission on September 24, 2018)

4.7

Manufacturing Cooperation Agreement Between Jiangsu Xiaoniu Diandong Technology Co., Ltd. and Changzhou Shanqi Motorcycle Co., Ltd. dated December 1, 2018 (incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 25, 2019)

4.10

English translation of the Powers of Attorney among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian (incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 18, 2025)

4.11

English translation of the Third Amended and Restated Equity Pledge Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated November 14, 2024 (incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 18, 2025)

4.12

English translation of the Third Amended and Restated Exclusive Option Agreement among the Registrant’s WFOE, Beijing Niudian and shareholders of Beijing Niudian dated November 14, 2024 (incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 18, 2025)

8.1*	List of Principal Subsidiaries, the Variable Interest Entity and the Subsidiaries of the Variable Interest Entity

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-227497) filed with the Securities and Exchange Commission on September 24, 2018)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F (file no. 001-38696) filed with the Securities and Exchange Commission on April 18, 2025)

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
Date: April 17, 2026

NIU TECHNOLOGIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Niu Technologies:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Niu Technologies and subsidiaries (the Company) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 17, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Timing of revenue recognition for electric scooter sales to offline distributors and business partners

As discussed in Notes 2(p) and 16 to the consolidated financial statements, the Company recorded RMB3,896,479,832 of revenues related to electric scooter sales for the year ended December 31, 2025, a portion of which related to electric scooter sales to its domestic offline distributors in mainland China and overseas offline business partners. The transfer of control of the products is satisfied at a point in time. When the Company sells its products to its domestic offline distributors in mainland China, the transfer of control of the products is evidenced by goods receipt notes signed by the domestic offline distributors or their designated carriers, which is generally at the Company’s warehouse. When the Company sells its products to overseas offline business partners, the transfer of control of the products is evidenced by shipping documents dependent upon the terms of the underlying contract.

We identified the evaluation of timing of revenue recognition for electric scooter sales to domestic offline distributors and overseas offline business partners as a critical audit matter. Significant audit effort was required to evaluate the timing of revenue recognition for electric scooter sales to domestic offline distributors and overseas offline business partners.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the timing of revenue recognition for electric scooter sales to domestic offline distributors and overseas offline business partners. This included controls related to the Company’s review of underlying contracts, goods receipt notes or shipping documents, and the timing of relevant revenue recognition. For a selection of domestic offline distributors and overseas offline business partners, we independently sent confirmations to confirm the accuracy and occurrence of revenue transactions recorded during the year, and traced to underlying contracts as well as goods receipt notes or shipping documents for the unreturned confirmations. For the remaining offline distributors and business partners, we evaluated the timing of revenue recognized on a sample basis by inspecting the underlying contracts as well as goods receipt notes or shipping documents.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China

April 17, 2026

NIU TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2024	2025
				US$
		RMB	RMB	(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	2(f)	630,021,303	924,738,132	132,235,794
Term deposits	2(g)	274,351,895	128,235,695	18,337,460
Restricted cash	2(h)	216,395,796	210,864,000	30,153,151
Short-term investments	2(i)	—	62,661,176	8,960,429
Accounts receivable, net	3	131,921,419	37,372,044	5,344,131
Inventories	4	649,177,719	652,579,651	93,317,649
Prepayments and other current assets	5	267,938,339	343,536,572	49,125,076
Total current assets		2,169,806,471	2,359,987,270	337,473,690

Non-current assets
Property, plant and equipment, net	6	320,013,632	420,173,035	60,083,945
Intangible assets, net		1,043,801	776,328	111,013
Operating lease right-of-use assets	17	71,223,350	75,954,225	10,861,310
Deferred income tax assets	14(b)	31,752,254	57,457,432	8,216,303
Other non-current assets	7	19,318,659	35,988,114	5,146,232
Total non-current assets		443,351,696	590,349,134	84,418,803

Total assets		2,613,158,167	2,950,336,404	421,892,493

LIABILITIES
Current liabilities
Short-term bank borrowings	8	200,000,000	240,000,000	34,319,544
Notes payable (including notes payable of VIE without recourse to the Company were RMB294,348,768 and RMB394,285,714 as of December 31, 2024 and 2025, respectively)	9	294,348,768	394,285,714	56,382,107
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB856,557,922 and RMB670,748,944 as of December 31, 2024 and 2025, respectively)		869,015,140	704,089,088	100,683,400
Income taxes payable (including income taxes payable of VIE without recourse to the Company of RMB909,115 and RMB933,612 as of December 31, 2024 and 2025, respectively)		1,071,914	2,197,710	314,268
Advances from customers (including advances from customers of VIE without recourse to the Company of RMB32,623,364 and RMB174,904,222 as of December 31, 2024 and 2025, respectively)	2(q)	35,892,860	182,598,444	26,111,230
Deferred revenue—current (including deferred revenue-current of VIE without recourse to the Company of RMB50,247,103 and RMB75,148,049 as of December 31, 2024 and 2025, respectively)	2(q)	50,247,103	75,148,049	10,746,028
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB192,470,955 and RMB382,533,451 as of December 31, 2024 and 2025, respectively)	10	201,356,008	404,813,611	57,887,575
Total current liabilities		1,651,931,793	2,003,132,616	286,444,152

The accompanying notes are an integral part of these consolidated financial statements.

		As of December 31,
	Note	2024	2025
Non-current liabilities
Deferred revenue—non-current (including deferred revenue non-current of VIE without recourse to the Company of RMB16,886,859 and RMB23,316,175 as of December 31, 2024 and 2025, respectively)	2(q)	16,886,859	23,316,175	3,334,169
Deferred income tax liabilities (including deferred income tax liabilities of VIE without recourse to the Company of RMB3,269,464 and RMB2,057,892 as of December 31, 2024 and 2025, respectively)	14(b)	3,269,464	2,057,892	294,275
Operating lease liabilities—non-current (including operating lease liabilities of VIE without recourse to the Company were RMB89,990 and RMB976,934 as of December 31, 2024 and 2025, respectively)	17	89,990	3,956,501	565,772
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of RMB9,697,841 and RMB12,941,916 as of December 31, 2024 and 2025, respectively)	11	9,697,841	12,941,916	1,850,669
Total non-current liabilities		29,944,154	42,272,484	6,044,885

Total liabilities		1,681,875,947	2,045,405,100	292,489,037
Commitments and contingencies	18
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (US$0.0001 par value, 4,900,000,000 shares authorized as of December 31, 2024 and 2025; 139,303,366 and 141,231,394 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	12	90,549	91,796	13,127
Class B Ordinary Shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2024 and 2025; 16,542,020 and 15,222,020 shares issued and outstanding as of December 31, 2024 and 2025)	12	10,316	9,504	1,359
Additional paid-in capital		1,988,638,160	2,016,533,709	288,360,485
Accumulated other comprehensive loss		(3,129,362)	(17,990,674)	(2,572,632)
Accumulated deficit		(1,054,327,443)	(1,093,713,031)	(156,398,883)
Total shareholders’ equity		931,282,220	904,931,304	129,403,456

Total liabilities and shareholders’ equity		2,613,158,167	2,950,336,404	421,892,493

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Year Ended December 31,
	Note	2023	2024	2025
					US$
		RMB	RMB	RMB	(Note 2(d))
Revenues	16	2,651,757,646	3,288,296,344	4,307,865,498	616,016,573
Cost of revenues		(2,081,010,633)	(2,789,533,350)	(3,464,294,613)	(495,387,541)
Gross profit		570,747,013	498,762,994	843,570,885	120,629,032

Operating expenses:
Selling and marketing expenses		(495,734,694)	(489,577,690)	(675,769,295)	(96,633,724)
Research and development expenses		(150,985,739)	(130,111,359)	(166,452,286)	(23,802,360)
General and administrative expenses (including allowance for doubtful accounts of RMB139,445,017 and RMB7,632,517 for the years ended December 31, 2023 and 2024, respectively, and a reversal of allowance of RMB5,870,581 for the year ended December 31, 2025)		(244,518,817)	(130,617,629)	(90,963,018)	(13,007,539)
Total operating expenses		(891,239,250)	(750,306,678)	(933,184,599)	(133,443,623)
Government grants		2,968,735	911,556	1,366,650	195,428
Operating loss		(317,523,502)	(250,632,128)	(88,247,064)	(12,619,163)

Interest expenses		(1,423,924)	(5,623,544)	(6,130,439)	(876,641)
Interest income		35,492,190	37,089,488	26,464,512	3,784,375
Investment income		1,426,370	2,358,995	5,543,812	792,755
Loss before income taxes		(282,028,866)	(216,807,189)	(62,369,179)	(8,918,674)
Income tax benefit	14(a)	10,192,884	23,606,550	22,983,591	3,286,610
Net loss		(271,835,982)	(193,200,639)	(39,385,588)	(5,632,064)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes		7,386,368	6,366,312	(14,861,312)	(2,125,139)
Unrealized gain on available-for-sale securities, net income taxes of RMB3,080, nil and nil for the year 2023, 2024 and 2025, respectively		17,454	—	—	—
Less: reclassification adjustment for gain on available-for-sale securities realized in net loss, net of RMB64,025, nil and nil income taxes for the year 2023, 2024 and 2025, respectively		(362,810)	—	—	—
Comprehensive loss		(264,794,970)	(186,834,327)	(54,246,900)	(7,757,203)

Net loss per ordinary share
—Basic	15	(1.73)	(1.22)	(0.25)	(0.04)
—Diluted	15	(1.73)	(1.22)	(0.25)	(0.04)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	15	156,816,105	158,460,242	159,714,698	159,714,698
—Diluted	15	156,816,105	158,460,242	159,714,698	159,714,698

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated
			Additional	other		Total
			paid-in	comprehensive	Accumulated	shareholders’
	Ordinary shares		capital	loss	deficit	equity
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	154,261,562	99,744	1,915,825,641	(16,536,686)	(589,290,822)	1,310,097,877
Net loss	—	—	—	—	(271,835,982)	(271,835,982)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	7,386,368	—	7,386,368
Unrealized holding gains on available-for-sale securities, net of RMB3,080 income taxes	—	—	—	17,454	—	17,454
Reclassification adjustment for gains on available-for-sale securities realized in net loss, net of RMB64,025 income taxes	—	—	—	(362,810)	—	(362,810)
Share-based compensation (Note 13)	—	—	47,659,304	—	—	47,659,304
Exercise of share-based awards	855,468	603	653,420	—	—	654,023

Balance as of December 31, 2023	155,117,030	100,347	1,964,138,365	(9,495,674)	(861,126,804)	1,093,616,234
Net loss	—	—	—	—	(193,200,639)	(193,200,639)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	6,366,312	—	6,366,312
Share-based compensation (Note 13)	—	—	24,232,978	—	—	24,232,978
Exercise of share-based awards	728,356	518	266,817	—	—	267,335

Balance as of December 31, 2024	155,845,386	100,865	1,988,638,160	(3,129,362)	(1,054,327,443)	931,282,220
Net loss	—	—	—	—	(39,385,588)	(39,385,588)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(14,861,312)	—	(14,861,312)
Share-based compensation (Note 13)	—	—	27,731,397	—	—	27,731,397
Exercise of share-based awards	608,028	435	164,152	—	—	164,587

Balance as of December 31, 2025	156,453,414	101,300	2,016,533,709	(17,990,674)	(1,093,713,031)	904,931,304
Balance as of December 31, 2025— US$ (Note 2(d))		14,486	288,360,485	(2,572,632)	(156,398,883)	129,403,456

The accompanying notes are an integral part of these consolidated financial statements.

NIU TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

8
	For the Year Ended December 31,
	2023	2024	2025
				US$
	RMB	RMB	RMB	(Note 2(d))
Operating activities:
Net loss	(271,835,982)	(193,200,639)	(39,385,588)	(5,632,064)
Adjustments to reconcile net loss to net cash provided by operating activities:
Allowance for doubtful accounts	139,445,017	7,632,517	(5,870,581)	(839,482)
Share-based compensation (Note 13)	47,659,304	24,232,978	27,731,397	3,965,537
Depreciation and amortization	148,064,759	122,145,353	110,958,296	15,866,825
Reduction in the carrying amount of right-of-use assets	8,303,344	6,742,635	4,975,534	711,492
Investment income	(1,426,370)	(2,358,995)	(5,543,812)	(792,755)
Unrealized foreign exchange gain	(4,557,547)	(1,965,545)	(4,076,187)	(582,887)
Deferred income tax benefit	(10,952,309)	(23,286,678)	(24,206,422)	(3,461,472)
Loss on disposal of property, plant and equipment	22,077	470,395	2,305,199	329,639
Write-downs of inventories (Note 4)	21,681,652	30,028,243	89,204,469	12,756,069
Changes in operating assets and liabilities:
Accounts receivable	65,371,286	(44,889,491)	101,333,387	14,490,482
Inventories	2,627,537	(288,201,161)	(89,468,382)	(12,793,808)
Prepayments and other current assets	(5,062,337)	(58,796,807)	(77,815,236)	(11,127,431)
Other non-current assets	6,269,554	(6,136,484)	(16,929,320)	(2,420,861)
Accounts payable and notes payable	(33,303,059)	423,029,917	(64,925,901)	(9,284,280)
Advances from customers	(5,657,752)	16,557,569	146,731,281	20,982,294
Deferred revenue	5,953,975	12,210,754	31,330,262	4,480,168
Other non-current liabilities	(1,280,068)	729,322	3,244,075	463,897
Income tax receivable	13,340,152	—	—	—
Income taxes payable	(540,152)	(285,999)	1,125,796	160,987
Accrued expenses and other current liabilities	(21,922,192)	32,804,911	166,457,067	23,803,043
Operating lease liabilities	(8,465,797)	(5,176,177)	(3,905,319)	(558,453)
Net cash provided by operating activities	93,735,092	52,286,618	353,270,015	50,516,940

Investing activities:
Cash paid for purchase of property, plant and equipment	(78,934,562)	(119,749,137)	(177,808,393)	(25,426,261)
Cash paid for purchase of term deposits	(379,419,347)	(379,755,995)	(50,008,000)	(7,151,049)
Cash received from redemption of term deposits	513,238,247	204,717,290	195,028,000	27,888,633
Cash paid for purchase of short-term investments	(420,000,000)	(2,045,830,020)	(3,435,678,000)	(491,295,420)
Cash received from sale of short-term investments	581,426,370	2,048,189,015	3,377,865,710	483,028,372
Net cash provided by (used in) investing activities	216,310,708	(292,428,847)	(90,600,683)	(12,955,725)

Financing activities:
Cash received from exercise of employee stock options	654,023	267,335	164,587	23,536
Proceeds from short-term bank borrowings	100,000,000	200,000,000	240,000,000	34,319,544
Repayment for short-term bank borrowings	(160,000,000)	(100,000,000)	(200,000,000)	(28,599,620)
Net cash (used in) provided by financing activities	(59,345,977)	100,267,335	40,164,587	5,743,460
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	8,913,200	6,051,800	(13,648,886)	(1,951,765)
Net increase (decrease) in cash, cash equivalents and restricted cash	259,613,023	(133,823,094)	289,185,033	41,352,910
Cash, cash equivalents and restricted cash at the beginning of the year	720,627,170	980,240,193	846,417,099	121,036,035
Cash, cash equivalents and restricted cash at the end of the year	980,240,193	846,417,099	1,135,602,132	162,388,945

Supplemental information

Interest paid	1,616,253	5,460,000	5,900,833	843,808
Income tax paid	1,066,182	142,311	89,930	12,860
Construction payable	13,441,923	19,824,443	55,417,029	7,924,530

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2024 and 2025, and consolidated revenues, net loss and cash flow information for the years ended December 31, 2023, 2024 and 2025, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	543,298,396	758,887,889
Term deposits	134,178,095	114,178,095
Restricted cash	376,157	—
Short-term investments	—	20,126,575
Accounts receivable, net	117,003,716	19,181,215
Inventories	582,024,734	524,264,388
Prepayments and other current assets	234,385,266	304,440,726
Amounts due from inter-companies	213,867,617	317,093,486

Total current assets	1,825,133,981	2,058,172,374

Property, plant and equipment, net	318,530,570	418,500,969
Intangible assets, net	887,955	673,040
Operating lease right-of-use assets	71,223,350	70,360,147
Deferred income tax assets	31,752,254	56,203,598
Other non-current assets	19,309,049	32,696,276

Total assets	2,266,837,159	2,636,606,404

Short-term bank borrowings	200,000,000	240,000,000
Notes payable	294,348,768	394,285,714
Accounts payable	856,557,922	670,748,944
Income taxes payable	909,115	933,612
Advances from customers	32,623,364	174,904,222
Deferred revenue—current	50,247,103	75,148,049
Accrued expenses and other current liabilities	192,470,955	382,533,451
Amounts due to inter-companies	492,542,370	506,661,309

Total current liabilities	2,119,699,597	2,445,215,301

Deferred revenue—non-current	16,886,859	23,316,175
Deferred income tax liabilities	3,269,464	2,057,892
Operating lease liabilities—non-current	89,990	976,934
Other non-current liabilities	9,697,841	12,941,916

Total liabilities	2,149,643,751	2,484,508,218

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues	2,645,570,002	3,395,510,431	4,328,389,653
Net (loss) income	(236,441,380)	(129,349,151)	8,138,514
Net cash provided by operating activities	93,727,586	51,395,662	343,484,736
Net cash provided by (used in) investing activities	82,502,334	(231,450,112)	(172,347,587)
Net cash (used in) provided by financing activities	(60,000,000)	100,000,000	40,000,000
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	4,599,207	3,099,468	4,076,187
Net increase (decrease) in cash, cash equivalents and restricted cash	120,829,127	(76,954,982)	215,213,336
Cash, cash equivalents and restricted cash at the beginning of the year	499,800,408	620,629,535	543,674,553
Cash, cash equivalents and restricted cash at the end of the year	620,629,535	543,674,553	758,887,889

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

(d)   Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

(f)   Cash and cash equivalents

Cash consists of cash on hand and cash at bank. Cash equivalents represent term deposits with original maturities of three months or less, which are readily convertible to known amounts of cash. Cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at the following locations:

	As of December 31,
	2024	2025
	RMB	RMB
Financial institutions in mainland China
—Denominated in RMB	229,710,326	546,200,227
—Denominated in USD	311,341,363	216,499,485
—Denominated in EUR	66,246,844	103,125,928
—Denominated in GBP	1,127,657	1,286,142

Total cash and cash equivalents balances held at financial institutions in mainland China	608,426,190	867,111,782

Financial institutions in the United States
—Denominated in USD	1,583,932	497,269

Total cash balances held at financial institutions in the United States	1,583,932	497,269

Financial institutions in Hong Kong S.A.R.
—Denominated in USD	9,328,332	41,517,988
—Denominated in HKD	45,736	34,370
—Denominated in EUR	5,674	6,210

Total cash balances held at financial institutions in Hong Kong S.A.R.	9,379,742	41,558,568

Total cash balances held at financial institutions in other locations	10,485,440	15,382,246

Total cash and cash equivalents balances held at financial institutions	629,875,304	924,549,865

(g)  Term deposits

Term deposits represent deposits placed with bank with original maturities of more than three months but less than one year. Term deposits are presented in the following table:

	As of December 31,
	2024	2025
	RMB	RMB
Financial institutions in mainland China
—Denominated in RMB	20,000,000	—
—Denominated in USD	254,351,895	128,235,695

Total term deposits	274,351,895	128,235,695

(h)   Restricted cash

Restricted cash is an amount of cash deposited with banks primarily in conjunction with borrowings from banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings. Restricted cash is classified as current asset on the Company’s consolidated balance sheets, as all the balance are expected to be released to cash within the next twelve months from December 31, 2025. The Group’s restricted cash are denominated in USD and RMB and are deposited in mainland China.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	630,021,303	924,738,132
Restricted cash	216,395,796	210,864,000
Total cash, cash equivalents and restricted cash	846,417,099	1,135,602,132

(i)   Short-term investments

The Group’s short-term investments represent the Group’s investments in financial products managed by financial institutions in mainland China which are redeemable at the option of the Group on any working day or have the original maturities of less than twelve months. The Group elected the fair value option at the date of initial recognition in accordance with Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments, as the Group believes this approach can better reflect the economics of its investment interest. Changes in the fair value of these investments in the amounts of RMB1,426,370, RMB2,358,995 and RMB5,543,812 for the years ended December 31, 2023, 2024 and 2025, respectively, were reflected on the consolidated statement of comprehensive loss as investment income. Fair value is estimated based on quoted prices provided by financial institutions at the end of each reporting period. As of December 31, 2024 and 2025, the balances of short-term investments were nil and RMB62,661,176, respectively.

(j)   Inventories

Inventories, consisting of finished goods and raw materials are stated at the lower of cost or net realizable value. The cost of inventory is determined using the weighted average cost method. Cost of finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity, and shipping cost. The Group takes ownership, risks and rewards of the products purchased. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand. The Group also reviews inventory to determine whether its carrying value exceeds the net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Once inventory is written down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

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

(n)   Impairment of long-lived assets

Long-lived assets such as property, plant and equipment, intangible assets and operating lease right-of-use assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets with an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2023, 2024 and 2025.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, restricted cash, short-term investments, accounts receivable, other receivables, short-term bank borrowings, notes payable, accounts payable, and other payables. The Group measures short-term investments at fair value on a recurring basis. Short-term investments represent financial products issued by financial institutions, the fair value of which is measured based on prices quoted by the issuers. They are categorized in Level 2 of the fair value hierarchy.

As of December 31, 2024 and 2025, the carrying amount of accounts receivable, other receivables, notes payable, accounts payable, and other payables are carried at cost which approximates their fair values due to the short-term nature of the instruments, the carrying amount of cash and cash equivalents, term deposits, restricted cash and short-term bank borrowings approximates its fair value as interest rate is comparable to the prevailing interest rate in the market.

The Group’s non-financial assets, such as property, plant and equipment, intangible assets and operating lease right-of-use assets, would be measured at fair value only if they were determined to be impaired.

(p)   Revenue recognition

The Group generates substantially all of its revenues from sales of electric scooters, accessories and spare parts. In mainland China, the Group sells these products to offline distributors and also sells accessories and spare parts online. In overseas markets, the Group sells these products to offline business partners, as well as directly to individual customers online. The Group also generates revenues from its subscription-based mobile application services and insurance agency services.

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

To achieve that core principle, the Group applies the five steps defined under ASC Topic 606, Revenue from Contracts with Customers: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Group allocates the transaction price to each performance obligation based on the relative stand-alone selling price (“SSP”) of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

Products

The Group identified one performance obligation which is to sell products, such as electric scooters, accessories and spare parts, to offline distributors in mainland China and business partners in overseas markets, or directly to overseas individual customers online. For all sales of products, the Group requires a signed contract or purchase order, which specifies pricing, quantity and product specifications. Revenue of product sales is recognized on a gross basis upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers.

The transfer of control of the products is satisfied at a point in time. When the Group sells its products to its domestic offline distributors in mainland China, the transfer of control of the products is evidenced by goods receipt notes signed by the domestic offline distributors or their designated carriers, which is generally at the Group’s warehouse. When the Group sells its products to overseas offline business partners, the transfer of control of the products is evidenced by shipping documents dependent upon the terms of the underlying contract. When the Group sells its products to individual customers through its own online store and third-party e-commerce platforms, the Group is responsible for the delivery to individual customers. The transfer of control of the products is evidenced by goods receipt notes signed by individual customers.

The Group provides sales volume rebates to qualified distributors and business partners based on the volume sold to them in a certain period and grants online individual customers unconditional right to return the products within 7 to 30 days after their acceptance.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to domestic and overseas offline business partners or individual customers. Consideration is recorded net of sales volume rebate, sales returns and VAT. Sales returns are estimated based on historical experience and are recognized as a reduction of revenue. The amount of sales returns was insignificant for the years ended December 31, 2023, 2024 and 2025.

The Group utilizes delivery service providers to deliver products to overseas offline business partners and individual customers (“shipping activities”), but the delivery service is not considered as a separate obligation as the shipping activities are performed before the overseas offline business partners and individual customers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to them but rather are activities to fulfill the Group’s promise to transfer the products. Outbound shipping charges to overseas offline business partners and individual customers are included as a part of the revenues, and outbound shipping-related costs are included in our inventory and recognized as cost of revenue upon sale of products to overseas offline business partners and individual customers. Shipping costs incurred for sales of products and recognized as cost of revenues were RMB52,541,201, RMB70,938,685 and RMB74,501,053 for the years ended December 31, 2023, 2024 and 2025, respectively.

Cash collected before product delivery is recognized as advances from customers.

Service

When the Group sells its smart electric scooters to its customers, it generally provides mobile application services for free for one year (the “free service period”). Customers are able to locate their smart electric scooters, as well as obtain the operating status (e.g. battery status, mileage and real-time positioning), and claim online repair and maintenance requests by registering their smart electric scooters on the Group’s mobile application. Customers may elect to subscribe to such services after the free service period if they want to continue using aforementioned functions.

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

As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was RMB281,062,668. Given the profile of contract terms, RMB257,746,493 of the remaining performance obligation is expected to be recognized as revenue within the next 12 months.

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

A contract liability is recognized when the Group has an obligation to transfer products or services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due from the customer. Contract liabilities are included in advances from customers and deferred revenue on the consolidated balance sheets. Balances of contract liabilities were RMB103,026,822 and RMB281,062,668 as of December 31, 2024 and 2025, respectively. Revenue recognized during the years ended December 31, 2024 and 2025 from contract liabilities at the beginning of each respective year was RMB61,059,585 and RMB86,139,963, respectively.

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

(s)   Cost of Revenues

Cost of revenues mainly consists of the cost of products sold, shipping costs, tariff costs, write-downs of inventories and warranty costs.

(t)   Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising expenses, promotion expenses and payroll and related expenses for personnel engaged in selling and marketing activities, as well as expenses associated with the use of facilities and equipment by these functions, such as depreciation and rental expenses. Advertising and promotion expenses, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising and promotion expenses were RMB177,824,898, RMB183,032,140 and RMB313,062,356 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(w)   Government Grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Grants that compensate the Group for expenses incurred are recognized in the Group’s consolidated statements of comprehensive loss in the same periods in which the expenses are incurred.

The Group’s government grants mainly consist of certain subsidies from local government or industrial parks where its offices locate. There were no significant commitment, contingencies or provision for recapture conditions for the government grants received for the years ended December 31, 2023, 2024 and 2025.

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

Share-based compensation in relation to the restricted share units is measured based on the fair value of the Company’s ordinary shares at the grant date of the award. The fair value is the closing price of the Company’s American Depositary Shares (“ADSs”) traded in the open market on the grant date, converted into the equivalent value per ordinary share. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of variables, including the expected share price volatility (estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Company’s options), risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

(y)    Employee Benefits

The Company’s subsidiaries in mainland China, the VIE and VIE’s subsidiaries participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay a monthly contribution calculated at a stated contribution rate on the monthly compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of revenues and expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB42,376,447, RMB43,792,304 and RMB51,032,540 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

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

(bb) Concentration and risk

Concentration of customers and suppliers

The following tables summarized the customer with greater than 10% of the total revenue:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
Greater than 10% of the total revenue:
Customer A	319,208,693	12%	527,366,534	16%	731,464,019	17%

The following table summarized the suppliers with greater than 10% of the total purchase:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
Greater than 10% of total purchase:
Supplier Y	286,132,811	16%	322,251,970	12%	*	*	%

*The amount was less than 10% of total purchase.

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

The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

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

(ee) Restricted Net Assets

The paid-in capitals of the Group’s subsidiaries in mainland China, the VIE and VIE’s subsidiaries are subject to restrictions on their distribution and transfer according to PRC laws and regulations. In addition, in accordance with the PRC Company Laws, the Group’s subsidiaries in mainland China, the VIE and VIE’s subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

As of December 31, 2024 and 2025, the Group had restricted net assets in amount of RMB433,868,390 and RMB433,872,669, respectively, which were comprised of the paid-in capital and statutory surplus fund of the Group’s subsidiaries in mainland China, the VIE and VIE’s subsidiaries.

(ff) Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. The Company adopted this new guidance on a prospective basis as of January 1, 2025. The adoption resulted in incremental disclosures, see Note 14.

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

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU relates to estimating credit losses under CECL for current accounts receivable and current contract assets arising from revenue transactions accounted for under ASC Topic 606, Revenue from Contracts with Customers. The ASU does not apply to other types of accounts receivable and loans. The ASU provides a practical expedient to assume that current conditions as of the balance sheet date will persist through the reasonable and supportable forecast period for eligible assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. Early adoption is permitted. The Company adopted ASU 2025-05 for the year beginning January 1, 2026 and there was no material impact to the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. The new guidance leverages the principles in the accounting framework for government assistance in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance; makes certain targeted improvements; and modifies certain of the existing disclosure requirements in ASC Topic 832, Government Assistance. The new guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within), with early adoption permitted in any period for which financial statements have not yet been issued. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosure.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	308,556,264	208,368,929
Allowance for doubtful accounts	(176,634,845)	(170,996,885)

Accounts receivable, net	131,921,419	37,372,044

The movement of the allowance for doubtful accounts was as follows:

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	29,593,693	169,038,710	176,634,845
Additions	139,445,017	19,840,922	1,624,524
Reversal	—	(12,244,787)	(7,262,484)
Balance at the end of the year	169,038,710	176,634,845	170,996,885

4. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Finished goods	471,547,560	475,807,376
Raw materials	177,630,159	176,772,275

Inventories	649,177,719	652,579,651

Write-downs of inventories from the carrying amount to their estimated net realizable value, were recognized in cost of revenues amounting to RMB21,681,652, RMB30,028,243 and RMB89,204,469 for the years ended December 31, 2023, 2024 and 2025, respectively.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Deductible input VAT and VAT refunds receivable	180,529,266	221,121,149
Prepayments to suppliers	34,798,844	61,597,780
Deferred charge	24,910,815	22,200,487
Receivable from online platforms	12,035,147	19,827,258
Interest receivable	10,503,125	12,725,205
Others	5,161,142	6,064,693

Prepayments and other current assets	267,938,339	343,536,572

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Furniture	399,918,776	516,646,489
Machinery and equipment	232,110,473	274,038,907
Building	152,378,097	154,577,570
Office and electronic equipment	34,892,580	34,408,262
Leasehold improvement	10,878,525	11,524,486
Motor vehicles	3,775,545	4,451,537
Property, plant and equipment	833,953,996	995,647,251

Less: Accumulated depreciation	(513,940,364)	(575,474,216)

Property, plant and equipment, net	320,013,632	420,173,035

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	26,811,275	32,342,412	38,373,759
Selling and marketing expenses	107,996,726	78,589,848	62,465,700
Research and development expenses	3,641,514	3,847,241	3,982,199
General and administrative expenses	9,057,825	7,101,034	5,871,696

Total depreciation expense	147,507,340	121,880,535	110,693,354

7. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Deposits	6,531,928	16,935,994
Prepayment for property, plant and equipment	8,683,050	8,423,185
Prepayment for insurance	4,103,681	10,628,935

Other non-current assets	19,318,659	35,988,114

8. SHORT-TERM BANK BORROWINGS

	As of December 31,
	2024	2025
	RMB	RMB
Secured borrowing	200,000,000	200,000,000
Unsecured borrowing	—	40,000,000

Short-term bank borrowings	200,000,000	240,000,000

In March 2023, the Group entered into a twelve-month secured loan facility agreement with a commercial bank in mainland China, pursuant to which the Group was entitled to utilize the facility for secured bank loans up to RMB160,000,000. The Group drew down RMB41,380,805 and RMB58,619,195 in June and August 2023, respectively, at 3.2% per annum, and repaid RMB100,000,000 in June 2024. In March and June 2024, the Group entered into two additional twelve - month secured loan facility agreements with the same bank, which were extended to mature in March and June 2026, respectively. Pursuant to each of the agreements, the Group was entitled to borrow up to RMB100,000,000 (RMB200,000,000 in aggregate). The Group drew down RMB100,000,000 under each facility (RMB200,000,000 in aggregate) at 3.0% per annum in 2024, and fully repaid in March and June 2025, respectively. The Group further drew down RMB100,000,000 in March 2025 at 2.6% per annum, and drew down RMB100,000,000 in June 2025 at 2.5% per annum. As of December 31, 2025, total outstanding borrowings under these loan facility agreements were RMB200,000,000, secured by a U.S. dollar deposit equivalent to RMB210,864,000 placed with the bank.

In March 2025, the Group entered into a twelve-month revolving loan facility agreement with a commercial bank in mainland China, pursuant to which the Group was entitled to utilize the facility for short-term bank loans up to RMB20,000,000. The Group drew down RMB20,000,000 in March 2025 at 2.6% per annum. As of December 31, 2025, total outstanding borrowings under this loan facility agreement were RMB20,000,000.

In December 2025, the Group entered into two twelve-month revolving loan facility agreements with a commercial bank in mainland China, pursuant to each of which the Group was entitled to utilize the facilities for short-term bank loans and bank acceptance notes up to RMB100,000,000 (RMB200,000,000 in aggregate). The Group drew down RMB20,000,000 in December 2025 at 2.3% per annum. As of December 31, 2025, total outstanding borrowings under these loan facility agreements were RMB20,000,000.

As of December 31, 2024 and 2025, the outstanding short-term bank borrowings bore weighted average interest rates of 3.0% and 2.5% per annum, respectively, and were denominated in RMB.

9. NOTES PAYABLE

In April 2022, the Group entered into a twelve-month revolving loan facility agreement with a commercial bank in mainland China, which was extended to mature in May 2026. Pursuant to this agreement, the Group was entitled to utilize the facility for short-term bank loans and bank acceptance notes up to RMB300,000,000. As of December 31, 2024 and 2025, this facility was utilized for bank acceptance notes, with an outstanding balance of RMB 144,348,768 and RMB184,285,714, respectively.

In January 2024, the Group entered into a six-month revolving loan facility agreement with a commercial bank in mainland China, which was extended to mature in January 2025. Pursuant to this agreement, the Group was entitled to utilize the facility for bank acceptance notes up to RMB50,000,000. In March 2025, the Group further entered into a six-month revolving loan facility agreement, under which the Group was entitled to utilize the facility for bank acceptance notes up to RMB60,000,000. In October 2025, this facility was extended to mature in April 2026, with the cap increased to RMB100,000,000. As of December 31, 2024 and 2025, total outstanding notes payable under this facility agreement were RMB50,000,000 and RMB100,000,000, respectively.

In October and November 2024, the Group entered into two twelve-month revolving loan facility agreements with a commercial bank in mainland China, pursuant to each of which the Group was entitled to utilize the facility for short-term bank loans and bank acceptance notes up to RMB50,000,000 (RMB100,000,000 in aggregate). In December 2025, the facilities were extended to mature in December 2026, with the cap for each facility increased to RMB100,000,000 (RMB200,000,000 in aggregate). As of December 31, 2024 and 2025, the outstanding notes payable under these facility agreements were RMB100,000,000 and RMB80,000,000, respectively.

In June 2025, the Group entered into a twelve-month revolving loan facility agreement with a commercial bank in mainland China, which was extended to mature in June 2026. Pursuant to this agreement, the Group was entitled to utilize the facility for bank acceptance notes up to RMB30,000,000. As of December 31, 2025, the facility was utilized for bank acceptance notes, with an outstanding balance of RMB30,000,000.

As of December 31, 2024 and 2025, notes payable represent non-interest-bearing bank acceptance notes issued by the Group to suppliers that are due within twelve months.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB
Refundable deposits from franchised stores—current	51,690,234	100,288,691
Construction payable	20,327,073	55,417,029
Sales rebate	6,135,710	51,155,685
Accrued payroll and social insurance	26,300,779	37,566,931
Accrued warehouse rental	8,593,422	31,739,789
Accrued selling and marketing expenses	23,150,372	31,658,518
Warranty—current	19,746,554	25,878,752
Other taxes payable	9,065,664	24,900,193
Operating lease liabilities—current (Note 17)	1,253,020	3,187,599
Others*	35,093,180	43,020,424

Accrued expenses and other current liabilities	201,356,008	404,813,611
*	Others mainly include accrued professional fees and other general corporate expenses.

The Group provides limited warranties to its end customers for terms varying from 3 months to a lifetime, subject to certain conditions, such as normal use. For certain key components of electric scooter, the Group mainly provides quality warranties varying from 12 months to a lifetime. For battery packs, warranties generally range from 12 months to 60 months or 10,000 to 40,000-kilometer warranty, depending on the models. For the other components of the electric scooters, the Group provides quality warranties varying from 3 months to 36 months depending on the parts. The Group is responsible for replacing or repairing the faulty products during their respective warranty terms.

The movement of provision for warranty was as follows:

	For the Year Ended December 31,
	2023	2024	2025
Balance at the beginning of the year	33,812,290	25,325,839	29,293,848
Additional provisions recognized	21,565,131	27,645,757	45,999,122
Warranty claims paid	(30,051,582)	(23,677,748)	(36,618,707)
Balance at the end of the year	25,325,839	29,293,848	38,674,263

11. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Warranty—non-current	9,547,294	12,795,511
Refundable deposits from franchised stores—non-current	150,547	146,405

Other non-current liabilities	9,697,841	12,941,916

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

As of December 31, 2024 and 2025, the outstanding Class A ordinary shares were 139,303,366 and 141,231,394, and the outstanding Class B ordinary shares were 16,542,020 and 15,222,020, respectively.

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

In September 2018, the Company’s Shareholders and Board of Directors approved the 2018 Share Incentive Plan (the “2018 Plan”). Under the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance is 6,733,703 ordinary shares, which shall be increased by a number equal to 1.5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, each fiscal year during the term of the 2018 Plan, if determined and approved by the Board of Directors for the relevant fiscal year. The Board of Directors has approved annual increases of 2,313,923, 2,326,755 and 2,337,681 ordinary shares for the years ended December 31, 2023, 2024 and 2025, representing 1.5% of total issued and outstanding shares as of December 31, 2022, 2023 and 2024, respectively, pursuant to the 2018 Share Incentive Plan.

No share options had been granted for the years ended December 31, 2023, 2024 and 2025. All the outstanding share options had been fully vested and no unrecognized compensation expense related to share options as of December 31, 2023.

A summary of the share options activities under the Amended 2016 Plan and the 2018 Plan for the year ended December 31, 2025 was presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	shares	price	years	value
		US$		US$
Outstanding at January 1, 2025	3,753,328	2.45	3.65	792,578
Exercised	(115,220)	0.20	—	—
Expired	(140)	0.20	—	—
Outstanding at December 31, 2025	3,637,968	2.52	2.72	1,347,928
Exercisable as of December 31, 2025	3,637,968	2.52	2.72	1,347,928

The total intrinsic value of share options exercised for the years ended December 31, 2023, 2024 and 2025, were RMB4,799,425,RMB994,926 and RMB1,396,873, respectively. The total fair value of share options vested for the years ended December 31, 2023 was RMB11,027,023.

Compensation expenses recognized for share options for the years ended December 31, 2023 was allocated to the following expense items:

For the Year Ended
December 31,
2023
RMB
Selling and marketing expenses	905,764
Research and development expenses	2,191,242
General and administrative expenses	3,047,542
Total share options compensation expenses	6,144,548

A summary of the restricted share units activities for the year ended December 31, 2025 was presented below:

		Weighted
		average grant
	Number of	date fair
	shares	value
		US$
Unvested as of January 1, 2025	2,753,342	2.05

Granted	6,339,600	0.89
Vested	(1,023,514)	3.11
Forfeited	(398,900)	1.15

Unvested as of December 31, 2025	7,670,528	1.00

The restricted share units are generally scheduled to be vested over four equal annual installments, except for 320,000 restricted share units granted in 2024 with vesting in two equal annual installments under 2018 Plan. The total fair value of restricted share units vested during the years ended December 31, 2023, 2024 and 2025 was RMB47,144,928, RMB33,121,118 and RMB22,711,848, respectively.

Compensation expenses recognized for restricted share units for the years ended December 31, 2023, 2024 and 2025 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	1,237,902	751,445	858,055
Selling and marketing expenses	9,085,924	7,110,420	5,396,473
Research and development expenses	19,462,704	7,325,327	9,890,499
General and administrative expenses	11,728,226	9,045,786	11,586,370
Total restricted share units compensation expenses	41,514,756	24,232,978	27,731,397

As of December 31, 2025, RMB39,331,351 of total unrecognized compensation expense related to restricted share units was expected to be recognized over a weighted average period of approximately 2.66 years.

Total share-based compensation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were allocated to the following expense items:

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	1,237,902	751,445	858,055
Selling and marketing expenses	9,991,688	7,110,420	5,396,473
Research and development expenses	21,653,946	7,325,327	9,890,499
General and administrative expenses	14,775,768	9,045,786	11,586,370
Total share-based compensation expense	47,659,304	24,232,978	27,731,397

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

Mainland China

The Company’s subsidiaries in mainland China, the VIE and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”), and are generally subject to a statutory income tax rate of 25%. Under the CIT Law, preferential tax treatments will be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). Jiangsu Xiaoniu and Beijing Niudian were qualified as HNTEs, having obtained renewed HNTE qualifications in 2024 and 2025, respectively, and enjoy a preferential income tax rate of 15% for the fiscal years from 2024 to 2026 and 2025 to 2027, respectively. An entity could re-apply for the HNTE certificate when the prior certificate expires. The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.

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

The components of loss before income taxes are as follows:

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Mainland China	(270,748,715)	(202,919,043)	(34,306,330)
Non-Mainland China	(11,280,151)	(13,888,146)	(28,062,849)
Total	(282,028,866)	(216,807,189)	(62,369,179)

Income tax benefit consists of the following:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current
Mainland China	759,425	(464,340)	52,582
Non-Mainland China	—	144,468	1,170,249
Total Current income tax expense (benefit)	759,425	(319,872)	1,222,831
Deferred
Mainland China	(10,952,309)	(23,286,678)	(22,952,588)
Non-Mainland China	—	—	(1,253,834)
Total Deferred income tax benefit	(10,952,309)	(23,286,678)	(24,206,422)

Total	(10,192,884)	(23,606,550)	(22,983,591)

Withholding tax on undistributed dividends

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of mainland China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within mainland China or if the received dividends have no connection with the establishment or place of such immediate holding company within mainland China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with mainland China. According to the arrangement between mainland China and Hong Kong S.A.R. on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in mainland China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group plans to indefinitely reinvest the undistributed earnings of the Group’s PRC entities, and therefore, no provision for PRC dividend withholding tax was accrued.

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023 and 2024 are as follows:

	For the Year Ended
	December 31,
	2023	2024
	RMB	RMB
Expected taxation at PRC statutory tax rate	(71,077,803)	(54,201,797)
Tax effect of tax‑exempt entities and differing tax rates in different jurisdictions	2,820,038	105,035
Research and development expenses bonus deduction	(30,807,283)	(25,718,922)
Non-deductible share-based compensation expenses	11,742,974	5,850,869
Other non-deductible expenses	2,491,593	888,261
Preferential tax rate difference	7,301,540	15,880,110
Others	229,108	1,116,269
Change in valuation allowance	67,106,949	32,473,625

Actual income tax benefit	(10,192,884)	(23,606,550)
Effect of preferential tax rates on basic net loss per ordinary share	(0.05)	(0.10)
Effect of preferential tax rates on diluted net loss per ordinary share	(0.05)	(0.10)

The Company adopted the new guidance of ASU 2023-09 on a prospective basis as of January 1, 2025. Reconciliation of the differences between the PRC statutory income tax rate and the Group’s income effective tax rate for the year ended December 31, 2025 is as follows :

	For the Year Ended
	December 31,
	2025
	Amount	Percent
Expected taxation at PRC statutory tax rate	(15,592,295)	25.0%
Nontaxable or nondeductible items
Share-based compensation expenses	6,691,566	(10.7)%
Other non-deductible expenses	4,745,881	(7.6)%
Other Adjustments
Tax incentives relating to R&D expenditures	(28,027,491)	44.9%
Preferential tax rate difference	(338,266)	0.5%
Other	2,026,356	(3.2)%
Change in valuation allowance	6,688,725	(10.7)%
Foreign tax effects	821,933	(1.3)%
Actual income tax benefit	(22,983,591)	36.9%
Effect of preferential tax rates on basic net loss per ordinary share	0.00
Effect of preferential tax rates on diluted net loss per ordinary share	0.00

Note: In 2025, the Group paid RMB28,085 of income taxes in mainland China and RMB61,845 in jurisdictions outside mainland China.

b)    Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2024	2025
	RMB	RMB
Deferred income tax assets
Net operating loss carry forwards	115,610,787	130,002,615
Accrued warranty	4,394,077	5,801,139
Advertising expense	2,113,991	2,113,991
Deferred revenue	10,709,100	16,727,916
Allowance for doubtful accounts	43,361,947	40,986,292
Lease Liabilities	226,552	1,502,360
Write-downs of inventories	6,426,901	19,587,760
Less: Valuation allowance	(140,255,931)	(146,944,656)

Total deferred income tax assets, net	42,587,424	69,777,417

Deferred income tax liabilities
Operating lease right-of-use assets	226,551	1,502,360
Property, plant and equipment	13,878,083	12,875,517

Total deferred income tax liabilities	14,104,634	14,377,877

Net deferred income tax assets	31,752,254	57,457,432
Net deferred income tax liabilities	3,269,464	2,057,892

As of December 31, 2025, the Group had net operating loss carry forwards of RMB566,702,406 attributable to the subsidiaries in mainland China, the VIE and VIE’s subsidiaries. Tax losses of RMB21,713,526, RMB72,944,125, RMB151,690,992, RMB256,708,356 and RMB63,645,407 will expire, if unused, by 2026, 2027, 2028,2029 and 2030, respectively.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. The valuation allowance as of December 31, 2024 and 2025 was primarily provided for the deferred income tax assets of certain subsidiaries in mainland China, the VIE and VIE’s subsidiaries. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	40,764,285	107,782,306	140,255,931
Additions	68,593,841	32,473,625	31,752,295
Reduction	(1,575,820)	—	(25,063,570)

Balance at the end of the year	107,782,306	140,255,931	146,944,656

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s subsidiaries in mainland China, the VIE and VIE’s subsidiaries for the years from 2021 to 2025 are open to examination by the PRC tax authorities.

15. NET LOSS PER ORDINARY SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Year Ended
	December 31,
	2023	2024	2025

	(In RMB, except for share data)
Numerator:
Net loss	(271,835,982)	(193,200,639)	(39,385,588)

Denominator:
Weighted average number of ordinary shares outstanding	154,795,461	155,735,312	156,334,581
Weighted average number of ordinary shares equivalents outstanding	2,020,644	2,724,930	3,380,117

Denominator for basic and diluted net loss per ordinary share	156,816,105	158,460,242	159,714,698

Net loss per ordinary share
—Basic	(1.73)	(1.22)	(0.25)
—Diluted	(1.73)	(1.22)	(0.25)

Securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for the years ended December 31, 2024 and 2025 were as follow:

	For the Year Ended
	December 31,
	2024	2025
Share options	3,753,328	3,637,968
Unvested restricted share units	2,753,342	7,670,528

16. REVENUE INFORMATION

Revenues consisted of the following:

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Electric scooter sales	2,358,658,368	2,960,507,972	3,896,479,832
Accessory and spare parts sales	197,634,073	241,680,284	299,172,649
Service revenues	95,465,205	86,108,088	112,213,017
Revenues	2,651,757,646	3,288,296,344	4,307,865,498

The following summarized the Group’s revenues from the following geographic areas (based on the location of customers):

	For the Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Mainland China	2,247,593,239	2,845,174,856	4,003,396,070
Europe	151,521,237	172,195,656	177,783,756
Others	252,643,170	270,925,832	126,685,672
Revenues	2,651,757,646	3,288,296,344	4,307,865,498

17. OPERATING LEASES

The Group leases its facilities and offices under non-cancelable operating lease agreements. For the years ended December 31, 2023, 2024 and 2025, the operating lease cost were RMB7,549,026, RMB6,829,793 and RMB5,190,078, respectively, and the short-term lease cost were RMB1,480,259, RMB1,263,426 and RMB2,846,447, respectively. There were no leasing costs other than operating lease costs or short-term lease costs.

A summary of supplemental information related to operating leases as of December 31, 2024 and 2025 was as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease right-of-use assets	71,223,350	75,954,225

Operating lease liabilities—current (Note 10)	1,253,020	3,187,599
Operating lease liabilities—non-current	89,990	3,956,501
Total operating lease liabilities	1,343,010	7,144,100

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	7,711,479	5,263,335	4,119,863
Right-of-use assets obtained in exchange for new operating lease liabilities	3,744,607	1,144,700	9,706,409
Modification to right-of-use assets	(5,217,099)	—	—

The weighted average remaining lease term as of December 31, 2025 was 2.5 years, and the weighted average discount rate of the operating leases was 3.09%.

Maturities of lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2025 were as follows:

As of December 31, 2025
RMB
Within 1 year	3,365,974
After 1 year but within 2 years	4,030,116
Total undiscounted lease payment	7,396,090
Less: Imputed interest	(251,990)
Present value of lease liabilities	7,144,100

As of December 31, 2025, the Group has no significant lease contract that has been entered into but not yet commenced.

18. COMMITMENTS AND CONTINGENCIES

The Group did not have any significant capital or other commitments or guarantees or contingencies as of December 31, 2024 and 2025.

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries, consolidated VIE and VIE’s subsidiaries, under the equity method of accounting as prescribed in ASC Topic 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries” and the subsidiaries, consolidated VIE and VIE’s subsidiaries’ income as “Share of loss from subsidiaries, consolidated VIE and VIE’s subsidiaries” on the condensed statements of results of operations. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements. As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Niu Technologies, except for those, which have been separately disclosed in the consolidated financial statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2024	2025
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	40,441,814	48,651,480
Term deposits	68,289,800	—
Restricted cash	215,652,000	210,864,000
Prepayments and other current assets	13,518,861	10,497,711

Total current assets	337,902,475	270,013,191

Non-current assets
Investment in and amount due from subsidiaries, consolidated VIE and VIE’s subsidiaries	600,596,446	642,812,016

Total assets	938,498,921	912,825,207

Liabilities
Current liabilities
Amount due to subsidiaries, consolidated VIE and VIE’s subsidiaries	4,632,432	4,529,580
Accrued expenses and other current liabilities	2,584,269	3,364,323

Total current liabilities and total liabilities	7,216,701	7,893,903

Shareholders’ equity:
Class A ordinary shares	90,549	91,796
Class B ordinary shares	10,316	9,504
Additional paid-in capital	1,988,638,160	2,016,533,709
Accumulated other comprehensive loss	(3,129,362)	(17,990,674)
Accumulated deficit	(1,054,327,443)	(1,093,713,031)

Total shareholders’ equity	931,282,220	904,931,304

Total liabilities and shareholders’ equity	938,498,921	912,825,207

(b)	Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total operating expenses	(17,739,201)	(13,025,259)	(12,321,808)
Share of loss from subsidiaries, consolidated VIE and VIE’s subsidiaries	(270,498,551)	(195,199,614)	(36,346,156)
Interest income	16,401,770	15,024,234	9,282,376
Loss before income taxes	(271,835,982)	(193,200,639)	(39,385,588)
Income tax expense	—	—	—

Net loss	(271,835,982)	(193,200,639)	(39,385,588)

(c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	14,392,402	(177,106)	1,448,176
Net cash provided by (used in) investing activities	133,818,900	(89,689,320)	7,644,080
Net cash provided by financing activities	654,023	267,335	164,587
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	4,034,789	4,212,517	(5,835,177)

Net increase (decrease) in cash, cash equivalents and restricted cash	152,900,114	(85,386,574)	3,421,666

Cash, cash equivalents and restricted cash at the beginning of the year	188,580,274	341,480,388	256,093,814

Cash, cash equivalents and restricted cash at the end of the year	341,480,388	256,093,814	259,515,480